     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 25, 1999


                                                      REGISTRATION NO. 333-67797
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 5 TO
                                    FORM S-4


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 PE CORPORATION
                (FORMERLY KNOWN AS THE PERKIN-ELMER CORPORATION)
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                          3826                 06--1534213
 (STATE OR OTHER JURISDICTION    (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER
              OF                 CLASSIFICATION CODE NUMBER)     IDENTIFICATION
INCORPORATION OR ORGANIZATION)                                        NO.)

                            ------------------------
                                 PE CORPORATION
                                761 MAIN AVENUE
                             NORWALK, CT 06859-0001
                                 (203) 762-1000
                       ----------------------------------

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                WILLIAM B. SAWCH
                                761 MAIN AVENUE
                             NORWALK, CT 06859-0001
                                 (203) 761-2900
  (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)
                         ------------------------------
                                WITH COPIES TO:

          RAYMOND W. WAGNER                         FRANCIS J. MORISON
      SIMPSON THACHER & BARTLETT                  DAVIS POLK & WARDWELL
         425 LEXINGTON AVENUE                      450 LEXINGTON AVENUE
       NEW YORK, NEW YORK 10017                  NEW YORK, NEW YORK 10017

                       ----------------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
                       ----------------------------------

    If any of the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /
                       ----------------------------------

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /
                       ----------------------------------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /
                       ----------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                     PROPOSED MAXIMUM       PROPOSED MAXIMUM
                  TITLE OF EACH CLASS OF                          AMOUNT TO           OFFERING PRICE            AGGREGATE
               SECURITIES TO BE REGISTERED                      BE REGISTERED            PER SHARE           OFFERING PRICE
  PE Corporation-PE Biosystems Group Common Stock, par
    value $.01 per share (1)..............................           N/A                    N/A                    N/A
  Rights to Purchase Series A Participating Junior
    Preferred Stock, par value $.01 per share (2).........           N/A                    N/A                    N/A
  PE Corporation-Celera Genomics Group Common Stock, par
    value $.01 per share (1)(3)...........................           N/A                    N/A               $333,667,000
  Rights to Purchase Series B Participating Junior
    Preferred Stock, par value $.01 per share (2).........           N/A                    N/A                    N/A


                  TITLE OF EACH CLASS OF                          AMOUNT OF
               SECURITIES TO BE REGISTERED                    REGISTRATION FEE
  PE Corporation-PE Biosystems Group Common Stock, par
    value $.01 per share (1)..............................           N/A
  Rights to Purchase Series A Participating Junior
    Preferred Stock, par value $.01 per share (2).........           N/A
  PE Corporation-Celera Genomics Group Common Stock, par
    value $.01 per share (1)(3)...........................         $92,800
  Rights to Purchase Series B Participating Junior
    Preferred Stock, par value $.01 per share (2).........           N/A

(1) If the Recapitalization Proposal described herein is approved by the shareholders and the reincorporation merger (the "Merger") of The Perkin-Elmer Corporation, a New York corporation ("Perkin-Elmer New York"), with a subsidiary of PE Corporation, a Delaware corporation ("PE Delaware"), becomes effective, each share of the Common Stock, par value $1.00 per share, of Perkin-Elmer New York (the "Existing Common Stock"), outstanding at the effective time (the "Effective Time") of the Merger will be converted into one share of PE Corporation-PE Biosystems Group Common Stock, par value $.01 per share ("PE Biosystems Stock"), and .5 of a share (the "Ratio") of PE Corporation-Celera Genomics Group Common Stock, par value $.01 per share ("Celera Genomics Stock"). The number of shares of PE Biosystems Stock being registered is equal to the number of shares of Existing Common Stock outstanding at the Effective Time, and the number of shares of Celera Genomics Stock being registered is equal to the Ratio times the number of shares of Existing Common Stock outstanding at the Effective Time. In accordance with Rule 457(o) under the Securities Act of 1933, as amended (the "Securities Act"), the number of shares being registered is not included in the table.
(2) Prior to the occurrence of certain events, the rights to purchase Series A Participating Junior Preferred Stock, par value $.01 per share, and the rights to purchase Series B Participating Junior Preferred Stock, par value $.01 per share (collectively, the "Rights"), will not be evidenced separately from the related PE Biosystems Stock or Celera Genomics Stock. The value, if any, of the Rights is reflected in the market price of the related PE Biosystems Stock or Celera Genomics Stock. Accordingly, no separate fee is paid.
(3) Previously paid based upon the book value of Perkin-Elmer New York's historical interests in the Celera Genomics Group of $333,667,000 as of September 30, 1998.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED MARCH 25, 1999


                               PROXY STATEMENT OF

                          THE PERKIN-ELMER CORPORATION

                     SPECIAL MEETING OF SHAREHOLDERS TO BE
                HELD AT 50 DANBURY ROAD, WILTON, CONNECTICUT AT
                    10 A.M., EASTERN TIME, ON APRIL 27, 1999
                             ---------------------

                                 PROSPECTUS OF

                                 PE CORPORATION

      PE BIOSYSTEMS GROUP              CELERA GENOMICS GROUP
          COMMON STOCK                      COMMON STOCK

                             ---------------------

TO OUR SHAREHOLDERS

    You are invited to attend a special meeting of our shareholders where you will be asked to consider and adopt a recapitalization proposal recommended by our board of directors.

    We propose to create two new classes of common stock called "PE Biosystems stock" and "Celera Genomics stock." PE Biosystems stock is intended to reflect separately the performance of our established PE Biosystems' life sciences business and to benefit from the earnings growth and cash flows provided by it. Celera Genomics stock is intended to reflect separately the performance of our Celera Genomics business and to benefit from the anticipated success and progress of its research and development efforts rather than near-term earnings since it is expected to incur significant losses during its start-up period.

    If shareholders approve the recapitalization, each share of your existing common stock will be converted into one share of PE Biosystems stock and .5 of a share of Celera Genomics stock.

    We will also change our state of incorporation from New York to Delaware and change our name to PE Corporation as part of this recapitalization. We expect this recapitalization to be tax-free to you and us.

    We will list the PE Biosystems stock on the New York Stock Exchange and the Pacific Exchange under the symbol "PEB." We will list the Celera Genomics stock on these stock exchanges under the symbol "CRA."

    At the special meeting, you will also be asked to consider and approve related proposals to adopt separate new stock incentive plans for each business group.

    Our board of directors unanimously recommends that you vote in favor of the recapitalization and each of the related proposals. This proxy statement and prospectus provides you with detailed information about the recapitalization and related proposals. We encourage you to read this entire document carefully.

          [LOGO]

Tony L. White
Chairman of the Board, President
and Chief Executive Officer

 THE RECAPITALIZATION AND RELATED PROPOSALS INVOLVE CERTAIN RISKS. PLEASE READ THE "RISK FACTORS" BEGINNING ON PAGE 11.

 NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROXY STATEMENT AND PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
 REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


This proxy statement and prospectus is dated March 25, 1999 and is first being mailed to shareholders on March 29, 1999.

                      HOW YOU CAN OBTAIN MORE INFORMATION

    This proxy statement incorporates important business and financial information that is not included in or delivered with this document. You may request a copy of this information at no cost, by writing or telephoning us at the following address:

                        c/o The Perkin-Elmer Corporation
                                761 Main Avenue
                           Norwalk, Connecticut 06859
                              Attention: Secretary
                           Telephone: 1-203-762-1000

    TO OBTAIN TIMELY DELIVERY, YOU MUST MAKE THIS REQUEST NO LATER THAN FIVE BUSINESS DAYS BEFORE APRIL 27, 1999, THE DATE OF THE SPECIAL MEETING.

          [LOGO]

NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS
TO BE HELD ON APRIL 27, 1999

March 29, 1999

    We hereby give notice that a special meeting of our shareholders will be held in our auditorium at 50 Danbury Road, Wilton, Connecticut. The special meeting will begin at 10:00 a.m., eastern time, and will be held for the following purposes and to transact any other business as may properly come before the meeting or any adjournments of the meeting:

    1. To consider and act upon a proposal to adopt an agreement and plan of merger under which:

    - we will merge with a subsidiary of PE Corporation, a Delaware corporation newly formed by us for this purpose, and

    - each outstanding share of our existing common stock will be converted into one share of that Delaware corporation's PE Biosystems stock and .5 of a share of that Delaware corporation's Celera Genomics stock;

    2. To consider and act upon a proposal to adopt the PE Corporation/PE Biosystems Group 1999 Stock Incentive Plan; and

    3. To consider and act upon a proposal to adopt the PE Corporation/Celera Genomics Group 1999 Stock Incentive Plan.

    The attached proxy statement and prospectus contains information relating to the three proposals.

    Your board of directors has fixed the close of business on March 15, 1999 as the record date to determine the shareholders entitled to notice of and to vote at the special meeting. Only the shareholders of record at the close of business on that date will be entitled to vote at the meeting. A list of those shareholders will be available for inspection before or at the meeting. The transfer books of Perkin-Elmer will not be closed.

                                                          By order of the board
                                                          of directors,

                                                          William B. Sawch
                                                          SECRETARY

                               TABLE OF CONTENTS


                                                    PAGE
                                                  PAGE ----
                                                  ---------

Questions and Answers About the Recapitalization
  Proposal......................................          1
Proxy Statement Summary.........................          3
The Perkin-Elmer Corporation Selected Financial
  Information...................................          8
PE Biosystems Group Selected Financial
  Information...................................          9
Celera Genomics Group Selected Financial
  Information...................................         10
Risk Factors....................................         11
Special Note Regarding Forward-Looking
  Statements....................................         22
Documents Incorporated by Reference.............         22
Information About the Special Meeting and
  Voting........................................         23
    Date, Time and Place of Meeting.............         23
    Record Date.................................         23
    Proposals to be Considered at the Meeting...         23
    Vote Required to Approve the Proposals......         23
    Quorum......................................         23
    Procedure for Voting by Proxy...............         23
Proposal 1--The Recapitalization Proposal.......         24
    Description of the Recapitalization.........         24
    Background of and Reasons for the
      Recapitalization Proposal.................         24
    Recommendation of the Board of Directors....         27
    Management and Allocation Policies..........         27
    Dividend Policy.............................         33
    Description of PE Biosystems Stock and
      Celera Genomics Stock.....................         33
    Celera Genomics Designated Shares...........         42
    Rights Agreement............................         42
    Comparison of Shareholder Rights............         44
    Certain Anti-Takeover Provisions of Delaware
      Law and the New Certificate of
      Incorporation, the New By-laws and the New
      Rights Agreement..........................         50
    United States Federal Income Tax
      Considerations............................         51
    Stock Exchange Listings.....................         52
    Exchange Procedures.........................         52
    Stock Transfer Agent and Registrar..........         52
    Financial Advisors..........................         52
    Effect on Existing Options and Warrants.....         53
    Options for Celera Genomics Stock to be
      Issued Upon the Recapitalization..........         53
    No Dissenters' Rights.......................         53
The Perkin-Elmer Corporation --
  Management's Discussion and Analysis..........         54
PE Biosystems Group -- Business.................         69
PE Biosystems Group --
  Management's Discussion and Analysis..........         80
Celera Genomics Group -- Business...............         95
Celera Genomics Group --
  Management's Discussion and Analysis..........        116
Proposals 2 and 3--Adoption of PE Corporation/PE
  Biosystems Group 1999 Stock Incentive Plan and
  PE Corporation/Celera Genomics Group 1999
  Stock Incentive Plan..........................        123
Price Range and Dividends on Existing Common
  Stock.........................................        130
Information About Stockholder Proposals.........        130
Expenses of Solicitation........................        131
Legal Opinions..................................        131
Experts.........................................        131

Index to Financial Statements...................        F-1
The Perkin-Elmer Corporation -- Accountants'
  Report and Financial Statements...............        F-2
PE Biosystems Group -- Accountants' Report and
  Financial Statements..........................       F-36
Celera Genomics Group -- Accountants' Report and
  Financial Statements..........................       F-71


Annex I:    Agreement and Plan of Merger
Annex II:   New Certificate of Incorporation
Annex III:  PE Corporation/PE Biosystems
              Group 1999 Stock Incentive Plan
Annex IV:   PE Corporation/Celera Genomics
              Group 1999 Stock Incentive Plan

                             QUESTIONS AND ANSWERS
                      ABOUT THE RECAPITALIZATION PROPOSAL

    IF YOU HAVE ANY QUESTIONS RELATING TO THE MATTERS DISCUSSED IN THIS DOCUMENT, PLEASE CALL OUR INVESTOR RELATIONS DEPARTMENT AT (203) 761-5400.

Q.         WHY AM I RECEIVING THIS PROXY
           STATEMENT?

A.         We are distributing this proxy
           statement and prospectus to you in
           connection with a recapitalization
           proposal that would create two new
           classes of common stock. We are also
           distributing this proxy statement in
           connection with related proposals to
           adopt two new stock incentive plans.

Q.         WHAT ARE THE NEW COMMON STOCKS?

A.         The new common stocks consist of the
           PE Biosystems stock and the Celera
           Genomics stock. We refer to the PE
           Biosystems stock and the Celera
           Genomics stock together as the
           "common stock."


           -          The PE Biosystems stock is
                      intended to reflect the separate
                      performance of our established
                      PE Biosystems' life sciences
                      business. We refer to this
                      business as the "PE Biosystems
                      group."

           -          The Celera Genomics stock is
                      intended to reflect the separate
                      performance of our Celera
                      Genomics business. We refer to
                      this business as the "Celera
                      Genomics group."


           Investors commonly refer to this
           type of common stock as "tracking
           stock," "targeted stock" or "letter
           stock," because the stock is
           intended to "track" or "target" the
           separate performance of a group of
           assets or a division of a company.

Q.         HOW WILL I BENEFIT FROM THE
           RECAPITALIZATION PROPOSAL?

A.         You will be able to separately value
           the PE Biosystems stock and the
           Celera Genomics stock. You will be
           able to invest in either or both
           stocks depending on your investment
           objectives.

Q.         WHAT KIND OF FINANCIAL INFORMATION
           WILL I RECEIVE IN THE FUTURE?

A.         You will continue to receive our
           consolidated financial information
           for our company as a whole. In
           addition, you will receive separate
           operating results and other business
           and financial information for both
           the PE Biosystems group and the
           Celera Genomics group.

Q.         WHAT WILL MY EXISTING SHARES
           REPRESENT IF EVERYTHING TAKES PLACE
           AS PROPOSED?

A.         Each share of our existing common
           stock will be converted into one
           share of PE Biosystems stock and .5
           of a share of Celera Genomics stock.

Q.         WHY ARE WE BECOMING A DELAWARE
           CORPORATION?

A.         A number of other large corporations
           with similar capital structures,
           such as General Motors Corporation
           and USX Corporation, are also
           incorporated in Delaware. By
           becoming a Delaware corporation, we
           will be able to benefit from
           Delaware's comprehensive and
           well-developed corporate laws. We
           believe that Delaware law will offer
           clearer guidance with respect to
           legal issues that may arise as a
           result of the existence of separate
           classes of common stock.

Q.         WILL THE RECAPITALIZATION PROPOSAL
           RESULT IN A CHANGE OF CONTROL?

A.         No.

Q.         WILL THE RECAPITALIZATION PROPOSAL
           RESULT IN A SPIN-OFF?

A.         No. This proposal will not result in
           a distribution or spin-off of our
           assets or liabilities. Holders of PE
           Biosystems

           stock and Celera Genomics stock will
           continue to be stockholders of a
           single company and subject to all
           risks associated with an investment
           in PE and all of our businesses,
           assets and liabilities.

Q.         WHAT HAPPENS TO MY FUTURE DIVIDENDS?

A.         We currently intend to pay a
           quarterly dividend of $.17 per share
           on the PE Biosystems stock, the same
           rate we now pay on our existing
           common stock. We currently do not
           anticipate paying dividends on
           Celera Genomics stock in the
           foreseeable future.

                            PROXY STATEMENT SUMMARY

    THIS SUMMARY, TOGETHER WITH THE "QUESTIONS AND ANSWERS" ON THE PRECEDING PAGES, HIGHLIGHTS IMPORTANT SELECTED INFORMATION FROM THIS DOCUMENT. TO UNDERSTAND THE RECAPITALIZATION FULLY AND FOR A MORE COMPLETE DESCRIPTION OF THE LEGAL TERMS OF THE RECAPITALIZATION, YOU SHOULD READ CAREFULLY THIS ENTIRE DOCUMENT AND THE DOCUMENTS WE HAVE REFERRED YOU TO. WE HAVE INCLUDED PAGE REFERENCES PARENTHETICALLY TO DIRECT YOU TO A MORE COMPLETE DESCRIPTION OF THE TOPICS PRESENTED IN THIS SUMMARY.

                                  THE COMPANY

    Our businesses are the PE Biosystems group and the Celera Genomics group. Our principal executive offices are located at 761 Main Avenue, Norwalk, Connecticut 06859, and our telephone number is (203) 762-1000.

PE BIOSYSTEMS GROUP (PAGE 69)

    The PE Biosystems group is principally comprised of our established PE Biosystems' life sciences and Analytical Instruments businesses.

    PE Biosystems is a diversified leader in the life sciences industry. It is engaged in:

    - research, development, manufacture, sale and support of instrument systems, reagents and software; and

    -  related consulting and contract research and development services.

    In its Analytical Instruments business, the PE Biosystems group develops, manufactures, markets, sells and services analytical instruments used in a variety of markets. In March 1999, we entered into an agreement for the sale of the Analytical Instruments business.

    For the fiscal year ended June 30, 1998, the PE Biosystems group had net revenues of $940.1 million and income from continuing operations of $24.0 million. Its total assets at December 31, 1998 were $1.2 billion.

CELERA GENOMICS GROUP (PAGE 95)

    The Celera Genomics group is principally comprised of our new Celera Genomics business. The Celera Genomics group is engaged in:

    - generation, sale and support of genomic information and related information management and analysis software;

    - discovery, validation and licensing of proprietary gene products, genetic markers and information concerning genetic variability; and

    -  related consulting and contract research and development services.

    For the fiscal year ended June 30, 1998, the Celera Genomics group had net revenues of $4.2 million and net losses of $8.3 million. Its total assets at December 31, 1998 were $339.0 million.

                              THE SPECIAL MEETING

PROPOSALS TO BE CONSIDERED AT THE MEETING
  (PAGE 23)

    You are asked to consider and vote upon the following proposals at the special meeting:

    -  Proposal 1: The recapitalization proposal.

    - Proposal 2: A proposal to adopt the PE Biosystems group 1999 Stock Incentive Plan to provide for the granting of stock awards and options in PE Biosystems stock.

    - Proposal 3: A proposal to adopt the Celera Genomics group 1999 Stock Incentive Plan to provide for the granting of stock awards and options in Celera Genomics stock.

If Proposal 1 is approved, we will implement it whether or not Proposals 2 or 3 are approved. If Proposal 1 is not approved, we will not implement Proposals 2 and 3.

VOTE REQUIRED TO APPROVE THE PROPOSALS (PAGE 23)

    The following shareholder votes are required for approval of the proposals:

    - Proposal 1: The favorable vote of the holders of two-thirds of the outstanding shares of our existing common stock.

    - Proposals 2 and 3: The favorable vote of the holders of a majority of the votes cast at the special meeting.

    Our directors and executive officers beneficially own approximately 2% of the outstanding shares of our existing common stock.

COMPARISON OF EXISTING COMMON STOCK WITH PE BIOSYSTEMS STOCK AND CELERA GENOMICS
  STOCK (PAGE 33)

    We have set forth in the table a comparison of our existing common stock and the PE Biosystems stock and Celera Genomics stock. You should keep in mind that you will remain stockholders of a single company. The PE Biosystems group and the Celera Genomics group are not separate legal entities. As a result, you will continue to be subject to all of the risks associated with an investment in PE and all of our businesses, assets and liabilities. Financial effects from one group that affect our consolidated results of operations or financial condition could, if significant, affect the results of operations or financial condition of the other group.

                                     EXISTING                       THE RECAPITALIZATION PROPOSAL
                                      COMMON           --------------------------------------------------------
                                      STOCK                PE BIOSYSTEMS STOCK         CELERA GENOMICS STOCK
                             ------------------------  ---------------------------  ---------------------------
DIVIDENDS:                   Our quarterly dividend    We currently intend to pay   We currently do not intend
                             rate is currently $.17    dividends at an initial      to pay dividends. Dividends
                             per share. Dividends are  quarterly rate of $.17 per   are at the discretion of
                             at the discretion of our  share. Dividends are at the  our board of directors.
                             board of directors.       discretion of our board of
                                                       directors.

VOTING RIGHTS:               One vote per share.       One vote per share.          More than, less than or
                                                                                    exactly one vote per share
                                                                                    depending on the relative
                                                                                    market values of the two
                                                                                    classes of common stock.

                                                       The holders of the two       The holders of the two
                                                       classes of common stock      classes of common stock
                                                       will vote together as a      will vote together as a
                                                       single class except in       single class except in
                                                       limited circumstances.       limited circumstances.
RIGHTS ON SALE OF ALL OR     None.                     If we sell all or            If we sell all or
  SUBSTANTIALLY ALL ASSETS                             substantially all of the     substantially all of the
  OF A GROUP:                                          assets attributed to this    assets attributed to this
                                                       group, we must either (1)    group, we must either (1)
                                                       distribute an amount equal   distribute an amount equal
                                                       to the net proceeds of the   to the net proceeds of the
                                                       sale or (2) convert each     sale or (2) convert each
                                                       share into a number of       share into a number of
                                                       shares of Celera Genomics    shares of PE Biosystems
                                                       stock at a 10% premium. We   stock at a 10% premium. We
                                                       will not be required to do   will not be required to do
                                                       so if we                     so if we receive in the

                                     EXISTING                       THE RECAPITALIZATION PROPOSAL
                                      COMMON           --------------------------------------------------------
                                      STOCK                PE BIOSYSTEMS STOCK         CELERA GENOMICS STOCK
                             ------------------------  ---------------------------  ---------------------------
                                                       receive in the sale          sale primarily equity
                                                       primarily equity securities  securities of the acquiror
                                                       of the acquiror or its       or its parent and it is
                                                       parent and it is primarily   primarily engaged in one or
                                                       engaged in one or more       more businesses similar or
                                                       businesses similar or        complementary to the
                                                       complementary to the         business of this group.
                                                       business of this group.

CONVERSION AT OPTION OF      None.                     Yes, at a 10% premium at     Yes, at a 10% premium at
  COMPANY:                                             any time and, if there are   any time and, if there are
                                                       adverse U.S. federal income  adverse U.S. federal income
                                                       tax law developments,        tax law developments,
                                                       without any premium.         without any premium.

REDEMPTION IN EXCHANGE FOR   None.                     We may redeem this stock     We may redeem this stock
  STOCK OF SUBSIDIARY:                                 for stock of our             for stock of our
                                                       subsidiaries that hold all   subsidiaries that hold all
                                                       of the assets and            of the assets and
                                                       liabilities attributed to    liabilities attributed to
                                                       this group.                  this group.

LIQUIDATION:                 Holders share our net     Holders will share assets    Holders will share assets
                             assets remaining for      remaining for distribution   remaining for distribution
                             distribution to holders   to holders of common stock   to holders of common stock
                             of common stock.          on a per share basis in      on a per share basis in
                                                       proportion to the            proportion to the
                                                       liquidation units per        liquidation units per
                                                       share. Each share will have  share. The number of
                                                       one liquidation unit.        liquidation units will be
                                                                                    determined approximately
                                                                                    two months after the
                                                                                    recapitalization based on
                                                                                    the relative market values
                                                                                    of the two classes of
                                                                                    common stock.

GOVERNING LAW:               New York                  Delaware                     Delaware

RISK FACTORS (PAGE 11)

    When evaluating the recapitalization proposal, you should be aware that there are many risks, including:

    - the risks associated with an investment in a single company and all of our businesses, assets and liabilities;

    - holders of each class of common stock to have limited rights related to their group;

    - risks associated with the relative voting power of the two classes of common stock which will fluctuate based on their relative average market values;

    -  limited stockholder remedies for breach of fiduciary duties;

    - the potential for stockholders of each class of common stock to have diverging or conflicting interests;

    - the ability of our board of directors to change management and allocation policies without stockholder approval;

    - the ability of our board of directors to allocate financing costs between groups that do not reflect the separate borrowing costs of the groups;

    - the possibility that the Celera Genomics group could be charged a greater portion of the total corporate tax liability;

    - limits on consideration to be received upon disposition of assets of a group;

    - the effects of our capital structure and variable vote per share on potential acquisitions of a group or class of common stock;

    - decisions that affect market values of a class of common stock could affect voting and conversion rights;

    - no assurances as to the market price or liquidity of the PE Biosystems stock or Celera Genomics stock following the recapitalization;

    - anti-takeover considerations could prevent stockholders from profiting from an increase in the market value of their shares; and

    - the lack of legal precedent and the recent Clinton Administration proposal relating to the tax treatment of tracking stock.

MANAGEMENT AND ALLOCATION POLICIES (PAGE 27)

    We have established policies designed to accomplish the fundamental objective of the recapitalization proposal, which is to separate the business and operations of the Celera Genomics group from those of the PE Biosystems group and to operate each group on a stand-alone basis. These policies establish guidelines to help us allocate debt, corporate overhead, interest, taxes and other shared activities between the two groups on an objective basis and, except as referred to below, to ensure that transactions between the PE Biosystems group and the Celera Genomics group are made on terms that approximate terms that could be obtained from unaffiliated third parties.

    Our inter-group policies include:

    -  the centralized management of most financial activities;

    - the allocation of indebtedness and preferred stock between groups or entirely to one group;

    - the accounting for transfers of cash or other property from one group to the other group;

    - the financial effects of issuances of additional PE Biosystems stock or Celera Genomics stock;

    - the free access to our technology and know-how, other than products and services, by the groups, subject to certain exceptions;

    - transfers of assets between groups at fair value, including sales of products and services between groups on terms that would be available from third parties in commercial transactions, subject to certain exceptions;

    -  the allocation of corporate opportunities in the best interests of PE;
       and

    - the requirement that groups not engage in each other's principal businesses, subject to an exception for joint transactions with each other and with third parties, but permitting indirect competition in certain situations.

Our board of directors may modify or rescind these policies, or may adopt additional policies, in its sole discretion without stockholder approval. However, our board of directors has no present intention to do so.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS (PAGE 51)

    We have been advised by our counsel that no gain or loss will be recognized by you for federal income tax purposes as a result of the recapitalization, except for any cash received by you instead of fractional shares of Celera Genomics stock. However, there are no court decisions or other authorities bearing directly on transactions similar to the recapitalization proposal. In addition, the Internal Revenue Service has announced that it will not issue rulings on the characterization of stock with characteristics similar to the PE Biosystems stock and the Celera Genomics stock. Therefore, the tax treatment of the recapitalization is subject to some uncertainty.

CLINTON ADMINISTRATION PROPOSAL

    A recent proposal by the Clinton Administration would impose a corporate level tax on the issuance of stock similar to the PE Biosystems stock or the Celera Genomics stock. If this proposal is enacted, we could be subject to tax on an issuance of PE Biosystems stock or Celera Genomics stock after the date of enactment. If our shareholders approve the recapitalization proposal, our board of directors currently intends to implement the recapitalization, subject to further legislative developments relating to this tax proposal.

NO DISSENTERS' RIGHTS
    You will not have dissenters' or appraisal rights under New York law if the recapitalization proposal is implemented.

NO REGULATORY APPROVALS

    No state or federal regulatory approvals are required for the recapitalization.

RECOMMENDATION OF THE BOARD OF DIRECTORS

    YOUR BOARD OF DIRECTORS HAS CAREFULLY CONSIDERED EACH PROPOSAL AND BELIEVES THAT THE APPROVAL OF THESE PROPOSALS BY THE SHAREHOLDERS IS IN THE BEST INTERESTS OF PE AND OUR SHAREHOLDERS. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU APPROVE EACH OF THESE PROPOSALS.

          THE PERKIN-ELMER CORPORATION SELECTED FINANCIAL INFORMATION

    This summary of financial information of PE for the fiscal years 1994 to 1998 and for the six months ended December 31, 1997 and 1998 should be read along with the audited and unaudited financial statements contained in this proxy statement. Such financial information, other than for fiscal years 1994 and 1995, was taken from these financial statements. The financial statements for those fiscal year periods are audited. The condensed financial statements for those six month periods are unaudited and we believe that they fairly present our financial position and results of operations and cash flows for those periods.

    A number of items affect the comparability of this information. Pre-tax amounts include:

- Restructuring and other merger costs of $15.5 million for fiscal 1995, $17.5 million for fiscal 1996, $48.1 million for fiscal 1998 and $2.0 million for the six months ended December 31, 1998;
- Gains on investments of $20.8 million for fiscal 1995, $11.7 million for fiscal 1996, $64.9 million for fiscal 1997 and $1.6 million for fiscal 1998;

- Acquired research and development charges of $14.7 million for fiscal 1994, $33.9 million for fiscal 1996, $26.8 million for fiscal 1997 and $28.9 million for fiscal 1998; and

- Charges for the impairment of assets of $9.9 million for fiscal 1996 and $.7 million for fiscal 1997.

                                                                                                      FOR THE SIX MONTHS
                                                                                                            ENDED
                                                          FOR THE YEARS ENDED JUNE 30,                   DECEMBER 31,
(DOLLAR AMOUNTS IN THOUSANDS                  -----------------------------------------------------  --------------------
  EXCEPT PER SHARE AMOUNTS)                     1994       1995       1996       1997       1998       1997       1998
--------------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                                         (UNAUDITED)
FINANCIAL OPERATIONS
Net revenues................................  $ 447,935  $ 543,945  $ 642,218  $ 768,368  $ 944,306  $ 411,246  $ 543,238
Income from continuing operations...........     11,637     38,569      1,310    102,492     15,694     10,113     36,095
  Per share of common stock
    Basic...................................        .25        .87        .03       2.16        .32        .21        .73
    Diluted.................................        .24        .85        .03       2.07        .31        .20        .71
Income (loss) from discontinued operations
  (net of income taxes).....................      5,478      7,738    (37,833)    27,906     40,694     17,278     (4,037)
Net income (loss)...........................     17,115     46,307    (36,523)   130,398     56,388     27,391     32,058
  Per share of common stock
    Basic...................................        .37       1.04       (.80)      2.74       1.16        .57        .65
    Diluted.................................        .36       1.02       (.77)      2.63       1.12        .55        .63
Dividends per share.........................        .68        .68        .68        .68        .68        .34        .34

OTHER INFORMATION
Cash and short-term
  investments...............................  $  50,605  $ 103,826  $ 121,145  $ 217,222  $  84,091  $  97,983  $  75,479
Working capital.............................    171,068    256,607    229,639    354,742    287,991    304,723    330,015
Capital expenditures........................     28,088     33,891     28,198     58,057     71,820     39,765     49,984
Total assets................................    823,476    797,970    809,856  1,006,793  1,135,276  1,084,571  1,241,051
Long-term debt..............................     61,500     64,524     33,694     59,152     33,726     57,479     35,548
Total debt..................................    145,052    123,224     89,801     89,068     45,825     86,578     66,839
Shareholders' equity........................    364,123    369,807    373,727    504,270    564,248    518,906    622,229
Book value per share........................       8.04       8.17       7.90      10.43      11.44      10.70      12.38

               PE BIOSYSTEMS GROUP SELECTED FINANCIAL INFORMATION

    This summary of financial information of the PE Biosystems group for the fiscal years 1994 to 1998 and for the six months ended December 31, 1997 and 1998 should be read along with the audited and unaudited combined financial statements contained in this proxy statement. Such information, other than for fiscal years 1994 and 1995, was taken from these financial statements. The combined financial statements for those fiscal year periods are audited. The combined financial statements for those six month periods are unaudited and we believe that they fairly present the financial position and results of operations and cash flows of the PE Biosystems group for those periods.

    A number of items affect the comparability of this information. Pre-tax amounts include:

    - Restructuring and other merger costs of $15.5 million for fiscal 1995, $17.5 million for fiscal 1996, $48.1 million for fiscal 1998 and $2.0 million for the six months ended December 31, 1998;

    - Gains on investments of $20.8 million for fiscal 1995, $11.7 million for fiscal 1996, $64.9 million for fiscal 1997 and $1.6 million for fiscal 1998;

    - Acquired research and development charges of $31.8 million for fiscal 1996 and $28.9 million for fiscal 1998; and

    - Charges for the impairment of assets of $9.9 million for fiscal 1996 and $.7 million for fiscal 1997.

    Historical per share information is omitted because PE Biosystems stock was not part of the capital structure for the periods presented. However, pro forma earnings per share, reflecting PE Biosystems stock issued under the recapitalization proposal, is presented for fiscal 1998 and the six months ended December 31, 1998.

                                                                                                         FOR THE SIX MONTHS
                                                                                                               ENDED
                                                             FOR THE YEARS ENDED JUNE 30,                   DECEMBER 31,
(DOLLAR AMOUNTS IN THOUSANDS                     -----------------------------------------------------  --------------------
  EXCEPT PER SHARE AMOUNTS)                        1994       1995       1996       1997       1998       1997       1998
-----------------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                                            (UNAUDITED)
FINANCIAL OPERATIONS
Net revenues...................................  $ 447,935  $ 543,945  $ 642,059  $ 767,465  $ 940,095  $ 409,385  $ 547,431
Income from continuing operations..............     11,637     38,569      3,899    132,739     24,009     12,381     49,093
Unaudited pro forma income per share from
  continuing operations........................
  Basic........................................                                              $     .49             $     .99
  Diluted......................................                                              $     .48             $     .97
Income (loss) from discontinued operations (net
  of income taxes).............................      5,478      7,738    (37,833)    27,906     40,694     17,278     (4,037)
Net income (loss)..............................     17,115     46,307    (33,934)   160,645     64,703     29,659     45,056
Unaudited pro forma net income per share
  Basic........................................                                              $    1.33             $     .91
  Diluted......................................                                              $    1.29             $     .89

OTHER INFORMATION
Cash and short-term investments................  $  50,605  $ 103,826  $ 121,145  $ 217,222  $  84,091  $  97,983  $  75,479
Working capital................................    171,068    256,607    226,414    355,163    289,151    304,796     15,410
Capital expenditures...........................     28,088     33,891     27,125     57,646     68,172     38,734     39,412
Total assets...................................    823,476    797,970    809,856  1,003,810  1,128,937  1,080,454  1,224,505
Long-term debt.................................     61,500     64,524     33,694     59,152     33,726     57,479     35,548
Note payable to the Celera Genomics group......         --         --         --         --         --         --    311,281
Total allocated debt...........................    145,052    123,224     89,801     89,068     45,825     86,578     66,839
Group equity...................................    364,123    369,807    373,116    507,734    565,507    521,320    297,951

              CELERA GENOMICS GROUP SELECTED FINANCIAL INFORMATION

    This summary of financial information of the Celera Genomics group for the 1996, 1997 and 1998 fiscal years and for the six months ended December 31, 1997 and 1998 was taken from and should be read along with the audited and unaudited combined financial statements contained in this proxy statement. There is no selected financial information for fiscal 1994 and 1995 since the Celera Genomics group commenced business in fiscal 1996.

    The combined financial statements for those fiscal year periods are audited. The combined financial statements for those six month periods are unaudited and we believe that they fairly present the financial position and results of operations and cash flows of the Celera Genomics group for those periods.

    Results included acquired research and development charges of $2.1 million for fiscal 1996 and $26.8 million for fiscal 1997 which affect the comparability of the information presented for those periods.

    Historical per share information is omitted from the Combined Statements of Operations because Celera Genomics stock was not part of the capital structure for the periods presented. However, pro forma loss per share, reflecting Celera Genomics stock issued under the recapitalization proposal, is presented for fiscal 1998 and the six months ended December 31, 1998.

                                                                                 FOR THE SIX MONTHS
                                                                                       ENDED
                                                FOR THE YEARS ENDED JUNE 30,        DECEMBER 31,
                                               -------------------------------  --------------------
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE
AMOUNTS)                                         1996       1997       1998       1997       1998
---------------------------------------------  ---------  ---------  ---------  ---------  ---------
                                                                                    (UNAUDITED)
FINANCIAL OPERATIONS
Net revenues.................................  $     159  $     903  $   4,211  $   1,861  $   5,631
Net loss.....................................     (2,589)   (30,247)    (8,315)    (2,268)   (11,736)
Unaudited pro forma net loss per share
  Basic......................................                        $    (.34)            $    (.47)
  Diluted....................................                        $    (.34)            $    (.47)

OTHER INFORMATION
Cash and short-term investments..............  $      --  $      --  $      --  $      --  $      --
Working capital..............................       (340)      (421)    (1,160)       (73)   309,059
Capital expenditures.........................      1,073        411      3,648      1,031     17,380
Total assets.................................        977      2,983      6,339      4,117    339,011
Long-term debt...............................         --         --         --         --         --
Total debt...................................         --         --         --         --         --
Group equity (deficit).......................        611     (3,464)    (1,259)    (2,414)   325,540

                                  RISK FACTORS

    The risk factors included through page 17 discuss risks arising from a capital structure with two separate classes of common stock. Beginning on page 17, we discuss risks which are specific to a particular group.

YOU WILL REMAIN STOCKHOLDERS OF ONE COMPANY AND, THEREFORE, FINANCIAL EFFECTS ON
  ONE GROUP COULD ADVERSELY AFFECT THE OTHER

    Holders of PE Biosystems stock and Celera Genomics stock will be stockholders of a single company. The PE Biosystems group and the Celera Genomics group are not separate legal entities. As a result, stockholders will continue to be subject to all of the risks of an investment in PE and all of our businesses, assets and liabilities. The issuance of the PE Biosystems stock and the Celera Genomics stock and the allocation of assets and liabilities and stockholders' equity between the PE Biosystems group and the Celera Genomics group will not result in a distribution or spin-off to stockholders of any of our assets or liabilities and will not affect ownership of our assets or responsibility for our liabilities or those of our subsidiaries. The assets we attribute to one group could be subject to the liabilities of the other group, whether such liabilities arise from lawsuits, contracts or indebtedness that we attribute to the other group. If we are unable to satisfy one group's liabilities out of the assets we attribute to it, we may be required to satisfy those liabilities with assets we have attributed to the other group.

    Financial effects from one group that affect our consolidated results of operations or financial condition could, if significant, affect the results of operations or financial condition of the other group and the market price of the common stock relating to the other group. In addition, net losses of either group and dividends or distributions on, or repurchases of, either class of common stock or repurchases of certain preferred stock will reduce the funds we can pay as dividends on each class of common stock under Delaware law. For these reasons, you should read our consolidated financial information with the financial information we provide for each group.

HOLDERS OF GROUP COMMON STOCK WILL HAVE LIMITED RIGHTS RELATED TO THEIR GROUP

    Holders of PE Biosystems stock and Celera Genomics stock will have only the rights customarily held by common stockholders. They will have only the following rights related to their corresponding group:

    -  certain rights with regard to dividends and liquidation;

    - requirements for a mandatory dividend, redemption or conversion upon the disposition of all or substantially all of the assets of their corresponding group; and

    - a right to vote on matters as a separate voting class in the limited circumstances provided under Delaware law, by stock exchange rules or as determined by our board of directors.

    We will not hold separate meetings for holders of PE Biosystems stock and Celera Genomics stock.

LIMITS EXIST ON VOTING POWER OF GROUP COMMON STOCK

    CELERA GENOMICS STOCK MAY NOT INITIALLY HAVE ANY INFLUENCE ON THE OUTCOME OF
      STOCKHOLDER VOTING

    We expect that initially the PE Biosystems stock will have a substantial majority of the voting power of the common stock. Except in limited circumstances requiring separate class voting, either class of common stock that is entitled to more than the number of votes required to approve any stockholder action could control the outcome of such vote--even if the matter involves a divergence or conflict of the interests of the holders of the PE Biosystems stock and the Celera Genomics stock. These matters may include mergers and other extraordinary transactions.

    GROUP COMMON STOCK WITH LESS THAN MAJORITY VOTING POWER CAN BLOCK ACTION IF
      A CLASS VOTE IS REQUIRED

    If Delaware law, stock exchange rules or our board of directors requires a separate vote on a matter by the holders of either the PE Biosystems stock or the Celera Genomics stock, those holders could prevent approval of the matter--even if the holders of a majority of the total number of votes cast or entitled to be cast, voting together as a class, were to vote in favor of it.

    HOLDERS OF ONLY ONE CLASS OF COMMON STOCK CANNOT ENSURE THAT THEIR VOTING
      POWER WILL BE SUFFICIENT TO PROTECT THEIR INTERESTS

    Since the relative voting power per share of PE Biosystems stock and Celera Genomics stock will fluctuate based on the market values of the two classes of common stock, the relative voting power of a class of common stock could decrease. As a result, holders of shares of only one of the two classes of common stock cannot ensure that their voting power will be sufficient to protect their interests.

STOCKHOLDERS MAY NOT HAVE ANY REMEDIES FOR BREACH OF FIDUCIARY DUTIES IF ANY
  ACTION BY DIRECTORS AND OFFICERS HAS A DISADVANTAGEOUS EFFECT ON EITHER CLASS OF COMMON STOCK

    Stockholders may not have any remedies if any action or decision of our directors or officers has a disadvantageous effect on the PE Biosystems stock or the Celera Genomics stock compared to the other class of common stock. We are not aware of any legal precedent under Delaware law involving the fiduciary duties of directors and officers of corporations having two classes of common stock, or separate classes or series of capital stock, the rights of which, like the PE Biosystems stock and Celera Genomics stock, are defined by reference to separate businesses of the corporation.

    Principles of Delaware law established in cases involving differing treatment of two classes of capital stock or two groups of holders of the same class of capital stock provide that a board of directors owes an equal duty to all stockholders regardless of class or series. Under these principles of Delaware law and the related principle known as the "business judgment rule," absent abuse of discretion, a good faith business decision made by a disinterested and adequately informed board of directors, board of directors' committee or officer with respect to any matter having different effects on holders of PE Biosystems stock and holders of Celera Genomics stock would be a defense to any challenge to such determination made by or on behalf of the holders of either class of common stock.

STOCK OWNERSHIP COULD CAUSE DIRECTORS AND OFFICERS TO FAVOR ONE GROUP OVER THE
  OTHER

    Our directors and officers will initially own more shares, including shares subject to stock options, of the Celera Genomics group than the PE Biosystems group. As a policy, our board of directors will periodically monitor the ownership of shares of PE Biosystems stock and shares of Celera Genomics stock by our directors and senior officers and our option grants to them so that their interests are generally aligned with the two classes of common stock and with their duty to act in the best interests of PE and our stockholders as a whole. However, because the actual value of their interests in the PE Biosystems stock and Celera Genomics stock is anticipated to vary significantly, it is possible that they could favor one group over the other due to their stock and option holdings. See "Proposal 1--The Recapitalization Proposal--Management and Allocation Policies--Common Stock Ownership of Directors and Senior Officers."

NUMEROUS POTENTIAL CONFLICTS OF INTERESTS EXIST BETWEEN CLASSES OF COMMON STOCK
  WHICH MAY BE DIFFICULT TO RESOLVE BY OUR BOARD OR WHICH MAY BE RESOLVED ADVERSELY TO ONE OF THE CLASSES


    OUR BOARD OF DIRECTORS MAY PAY MORE OR LESS DIVIDENDS ON GROUP COMMON STOCK
      THAN IF THAT GROUP WAS A SEPARATE COMPANY


    Subject to the limitations referred to below, our board of directors has the authority to declare and pay dividends on the PE Biosystems stock and the Celera Genomics stock in any amount and could, in its sole discretion, declare and pay dividends exclusively on the PE Biosystems stock, exclusively on the Celera Genomics stock, or on both, in equal or unequal amounts. Our board of directors will not be required to consider the amount of dividends previously declared on each class, the respective voting or liquidation rights of each class or any other factor. The performance of one group may cause our board of directors to pay more or less dividends on the common stock relating to the other group than if that other group was a stand-alone corporation. In addition, Delaware law and the new certificate of incorporation impose limitations on the amount of dividends which may be paid on each class of common stock. See "Proposal 1--The Recapitalization Proposal--Dividend Policy" and "--Description of PE Biosystems Stock and Celera Genomics Stock--Dividends."

    PROCEEDS OF MERGERS OR CONSOLIDATIONS MAY BE ALLOCATED UNFAVORABLY

    The recapitalization proposal does not contain any provisions governing how consideration to be received by holders of common stock in connection with a merger or consolidation involving PE is to be allocated among holders of each class of common stock. Our board of directors will determine the percentage of the consideration to be allocated to holders of each class of common stock in any such transaction. Such percentage may be materially more or less than that which might have been allocated to such holders had our board of directors chosen a different method of allocation.

    HOLDERS OF EITHER CLASS OF COMMON STOCK MAY BE ADVERSELY AFFECTED BY A
      CONVERSION OF GROUP COMMON STOCK


    Our board of directors could, in its sole discretion and without stockholder approval, determine to convert shares of Celera Genomics stock into shares of PE Biosystems stock, or vice versa, at any time including when either or both classes of common stock may be considered to be overvalued or undervalued. Any such conversion would dilute the interests in PE of the holders of the class of common stock being issued in the conversion. It could also give holders of shares of the class of common stock converted a greater or lesser premium than any premium that was paid or might be paid by a third-party buyer of all or substantially all of the assets of the group whose stock is converted. See "Proposal 1--The Recapitalization Proposal-- Description of PE Biosystems Stock and Celera Genomics Stock--Conversion and Redemption."


    PROCEEDS OF NEWLY ISSUED CELERA GENOMICS STOCK COULD BE ALLOCATED TO THE PE
      BIOSYSTEMS GROUP EVEN IF THE CELERA GENOMICS GROUP REQUIRES FINANCING

    If and to the extent the PE Biosystems group has an equity interest in the Celera Genomics group in the form of "Celera Genomics Designated Shares" at the time of any sale of Celera Genomics stock, our board of directors could allocate some or all of the proceeds of that sale to the PE Biosystems group. Any such decision could favor one group over the other group. For example, the decision to allocate the proceeds to the PE Biosystems group may adversely affect the Celera Genomics group's ability to obtain funds to finance its growth strategies. See "Proposal 1--The Recapitalization Proposal--Celera Genomics Designated Shares."

    ALLOCATION OF CORPORATE OPPORTUNITIES COULD FAVOR ONE GROUP OVER THE OTHER

    Our board of directors may be required to allocate corporate opportunities between the groups. In some cases, our directors could determine that a corporate opportunity, such as a business that we are acquiring, should be shared by the groups. Any such decisions could favor one group at the expense of the other. See "Proposal 1--The Recapitalization Proposal-- Management and Allocation Policies--Review of Corporate Opportunities."

    GROUPS MAY COMPETE WITH EACH OTHER TO THE DETRIMENT OF THEIR BUSINESSES


    The creation of two separate classes of common stock will not prevent the groups from competing with each other. Any competition between the groups could be detrimental to the businesses of either or both of the groups. Under a board of directors' policy, groups will generally not engage in the principal businesses of the other. However, our Chief Executive Officer or our board of directors will permit indirect competition between the groups based on his or its good faith business judgment that such competition is in the best interests of PE and all of our stockholders as a whole. In addition, the groups may compete in a business that is not a principal business of the other group. See "The Recapitalization Proposal-- Management and Allocation Policies-- Competition Between Groups."


OUR BOARD MAY CHANGE OUR MANAGEMENT AND ALLOCATION POLICIES WITHOUT STOCKHOLDER
  APPROVAL TO THE DETRIMENT OF EITHER GROUP

    Our board of directors may modify or rescind our policies with respect to the allocation of corporate overhead, taxes, debt, interest and other matters, or may adopt additional policies, in its sole discretion without stockholder approval. A decision to modify or rescind these policies, or adopt additional policies could have different effects on holders of PE Biosystems stock and holders of Celera Genomics stock or could result in a benefit or detriment to one class of stockholders compared to the other class. Our board of directors will make any such decision in accordance with its good faith business judgment that the decision is in the best interests of PE and all of our stockholders as a whole.

EITHER GROUP MAY FINANCE THE OTHER GROUP ON TERMS UNFAVORABLE TO ONE OF THE
  GROUPS

    We anticipate that we will transfer cash and other property between groups to finance their business activities. The group providing the financing will be subject to the risks relating to the group receiving the financing. We will account for those transfers in one of the following ways:

    -  as a reallocation of pooled debt or preferred stock;

    - as a short-term or long-term loan between groups or as a repayment of a previous borrowing;

    - as an increase or decrease in the PE Biosystems group's equity interest in the Celera Genomics group; or

    -  as a sale of assets between groups.

    Our board of directors has not adopted specific criteria for determining when we will transfer cash or other property as a loan or repayment, an increase or decrease in equity interest or a sale of assets. These determinations, including the terms of any transactions accounted for as debt, could be unfavorable to either the group transferring or receiving the cash or other property. Our board of directors expects to make these determinations, either in specific instances or by setting generally applicable policies, after considering the financing requirements and objectives of the receiving group, the investment objectives of the transferring group and the availability, cost and time associated with alternative financing sources, prevailing interest rates and general economic conditions. See "Proposal 1--The Recapitalization Proposal-- Management and Allocation Policies--Financing Activities."


    We cannot assure you that any terms that we fix for debt will approximate those that could have been obtained by the borrowing group if it were a stand-alone corporation.

CELERA GENOMICS GROUP MAY NOT BE FULLY REIMBURSED FOR PE BIOSYSTEMS GROUP'S USE
  OF ITS TAX BENEFITS AND COULD BE CHARGED WITH HIGHER FUTURE TAXES THAN IF IT WERE A STAND-ALONE TAXPAYER


    Our management and allocation policies provide that tax benefits generated but not used by the Celera Genomics group may be used by the PE Biosystems group. The aggregate amount reimbursed to the Celera Genomics group for such use may not exceed $75 million. All subsequent tax benefits in excess of this amount will not be credited to the Celera Genomics group and the Celera Genomics group will not be reimbursed for those tax benefits, unless the Celera Genomics group can use those tax benefits. Accordingly, any tax benefits that can not be used by the Celera Genomics group will not be carried forward to reduce its future taxes. This could result in the Celera Genomics group being charged a greater portion of the total corporate tax liability and reporting lower net income after taxes in the future than would have been the case if the Celera Genomics group had retained its tax benefits.

HOLDERS OF GROUP COMMON STOCK MAY RECEIVE LESS CONSIDERATION UPON A SALE OF
  ASSETS THAN IF THE GROUP WAS A SEPARATE COMPANY

    The new certificate of incorporation provides that if a disposition of all or substantially all of the assets of either group occurs, we must, subject to certain exceptions:

    - distribute to holders of the class of common stock relating to such group an amount equal to the net proceeds of such disposition, or

    - convert at a 10% premium such common stock into shares of the class of common stock relating to the other group.

If the group subject to the disposition were a separate, independent company and its shares were acquired by another person, certain costs of that disposition, including corporate level taxes, might not be payable in connection with that acquisition. As a result, stockholders of the separate, independent company might receive a greater amount than the net proceeds that would be received by holders of the class of common stock relating to that group if the assets of such group were sold. In addition, we can not assure you that the net proceeds per share of the common stock relating to that group will be equal to or more than the market value per share of such common stock prior to or after announcement of a disposition. See "Proposal 1--The Recapitalization Proposal--Description of PE Biosystems Stock and Celera Genomics Stock--Conversion and Redemption--Mandatory Dividend, Redemption or Conversion of Common Stock If Disposition of Group Assets Occurs."

OUR CAPITAL STRUCTURE AND VARIABLE VOTE PER SHARE MAY DISCOURAGE ACQUISITIONS OF
  A GROUP OR A CLASS OF COMMON STOCK


    A potential acquiror could acquire control of PE by acquiring shares of common stock having a majority of the voting power of all shares of common stock outstanding. Such a majority could be obtained by acquiring a sufficient number of shares of both classes of common stock or, if one class of common stock has a majority of such voting power, only shares of that class. We expect that initially the PE Biosystems stock will have a substantial majority of the voting power. As a result, initially, it might be possible for an acquiror to obtain control by purchasing only shares of PE Biosystems stock. See "Proposal 1--The Recapitalization Proposal--Description of PE Biosystems Stock and Celera Genomics Stock--Voting Rights."


DECISIONS BY DIRECTORS AND OFFICERS THAT AFFECT MARKET VALUES COULD ADVERSELY
  AFFECT VOTING AND CONVERSION RIGHTS


    The relative voting power per share of each class of common stock and the number of shares of one class of common stock issuable upon the conversion of the other class of common stock will vary depending upon the relative market values of the PE Biosystems stock and the Celera Genomics stock. The market value of either or both classes of common stock could be adversely affected by market reaction to decisions by our board of directors or our management that investors perceive as affecting differently one class of common stock compared to the other. These decisions could involve changes to our management and allocation policies, transfers of assets between groups, allocations of corporate opportunities and financing resources between groups and changes in dividend policies.

MARKET VALUE OF THE STOCK RECEIVED IN THE RECAPITALIZATION MAY BE LESS THAN
  MARKET VALUE OF EXISTING COMMON STOCK

    We can not assure you that the combined market values of a share of PE Biosystems stock and the .5 of a share of Celera Genomics stock received in the recapitalization will equal or exceed the market value of a share of our existing common stock prior to the recapitalization.

INVESTORS MAY NOT VALUE COMMON STOCK BASED ON GROUP FINANCIAL INFORMATION AND
  POLICIES

    We can not assure you that investors will value the PE Biosystems stock and the Celera Genomics stock based on the reported financial results and prospects of the separate groups or the dividend policies established by our board of directors with respect to such groups.

MARKET PRICE OF COMMON STOCK NOT INCLUDED IN STOCK MARKET INDICES COULD DECLINE

    We do not anticipate that the Celera Genomics stock initially will be included in any stock market index. As a result, holders of a substantial number of shares of our existing common stock that are required to own only stocks included in such an index will be required to sell immediately the Celera Genomics stock received by them in the recapitalization. Further, we can not assure you that the PE Biosystems stock will continue to be included in any particular index. Not being included in a particular index in the case of the PE Biosystems stock or any index in the case of the Celera Genomics stock could adversely affect the market price of that class of common stock.

PROVISIONS GOVERNING COMMON STOCK COULD DISCOURAGE A CHANGE OF CONTROL AND THE
  PAYMENT OF A PREMIUM FOR STOCKHOLDERS' SHARES

    Our stockholder rights plan could prevent stockholders from profiting from an increase in the market value of their shares as a result of a change in control of PE by delaying or preventing such change in control. The existence of two classes of common stock could also present complexities and could, in certain circumstances, pose obstacles, financial and otherwise, to an acquiring person. In addition, certain provisions of the Delaware law, the new certificate of incorporation and the new by-laws may also deter hostile takeover attempts. See "Proposal 1--The Recapitalization Proposal-- Rights Agreement" and "--Certain Anti-Takeover Provisions of Delaware Law and the New Certificate of Incorporation, the New By-laws and Rights Agreement."

IRS COULD ASSERT THAT THE RECEIPT OF GROUP COMMON STOCK IS TAXABLE

    We have been advised by our counsel that no income, gain or loss will be recognized by you for federal income tax purposes as a result of the recapitalization proposal, except for any cash received instead of fractional shares of Celera Genomics stock. However, there are no court decisions or other authorities bearing directly on the effect of the features of the PE Biosystems stock and the Celera Genomics stock. In addition, the Internal Revenue Service has announced that it will not issue rulings on the characterization of stock with characteristics similar to the PE Biosystems stock and the Celera Genomics stock. It is possible, therefore, that the Internal Revenue Service could assert that the receipt of the PE Biosystems stock or the Celera Genomics stock as well as the subsequent exchange of such common stock could be taxable to you and to us.

RECENT CLINTON ADMINISTRATION PROPOSAL COULD RESULT IN TAXATION OF ISSUANCES OF
  COMMON STOCK

    A recent proposal by the Clinton Administration would impose a corporate level tax on the issuance of stock similar to the PE Biosystems stock or the Celera Genomics stock. If this proposal is enacted, we could be subject to tax on an issuance of PE Biosystems stock or Celera Genomics stock after the date of enactment. If our shareholders approve the recapitalization proposal, our board of directors currently intends to implement the recapitalization, subject to further legislative developments relating to the Clinton Administration tax proposal.

    Under the new certificate of incorporation, we may convert the PE Biosystems stock or the Celera Genomics stock into shares of the other class without any premium if there are adverse U.S. federal income tax law developments. The proposal of the Clinton Administration would be such an adverse development if it is implemented or receives certain legislative action. See "Proposal 1--The Recapitalization Proposal--Description of PE Biosystems Stock and Celera Genomics Stock--Conversion and Redemption--Conversion of Common Stock at Our Option at Any Time" and "--United States Federal Income Tax Considerations."

FACTORS RELATING TO THE PE BIOSYSTEMS GROUP

    RAPIDLY CHANGING TECHNOLOGY IN LIFE SCIENCES COULD MAKE OUR PRODUCT LINE
      OBSOLETE UNLESS WE CONTINUE TO IMPROVE EXISTING PRODUCTS AND DEVELOP NEW PRODUCTS

    A significant portion of the net revenues for the PE Biosystems group each year is derived from products that did not exist in the prior year. The PE Biosystems group's future success will depend on its ability to continually improve its current products and to develop and introduce, on a timely and cost-effective basis, new products that address the evolving needs of its customers. The PE Biosystems group's products are based on complex technology which is subject to rapid change as new technologies are developed and introduced in the marketplace. Unanticipated difficulties or delays in replacing existing products with new products could adversely affect the PE Biosystems group's future operating results.

    SIGNIFICANT PORTION OF SALES DEPEND ON CUSTOMERS' CAPITAL SPENDING POLICIES
      AND GOVERNMENT FUNDING WHICH MAY BE SUBJECT TO SIGNIFICANT AND UNEXPECTED DECREASES

    A significant portion of the PE Biosystems group's instrument products are capital purchases for its customers. The PE Biosystems group's customers include pharmaceutical, environmental, research and chemical companies, and the capital spending policies of these companies can have a significant effect on the demand for the PE Biosystems group's products. These policies are based on a wide variety of factors, including the resources available to make purchases, the spending priorities among various types of research equipment and policies regarding capital expenditures during recessionary periods. Any decrease in capital spending or change in spending policies of these companies could significantly reduce the demand for the PE Biosystems group's products.

    In addition, a substantial portion of the PE Biosystems group's sales are to customers at universities or research laboratories whose funding is dependent on both the level and timing of funding from government sources. As a result, the timing and amount of revenues from these sources may vary significantly due to factors that can be difficult to forecast. Although research funding has increased during the past several years, grants have, in the past, been frozen for extended periods or otherwise become unavailable to various institutions, sometimes without advance notice. Budgetary pressures, particularly in the United States and Japan, may result in reduced allocations to government agencies that fund research and development activities. If government funding necessary to purchase the PE Biosystems group's products were to become unavailable to researchers for any extended period of time or if overall research funding were to decrease, the business of the PE Biosystems group could be adversely affected.

    DUE TO RAPIDLY-DEVELOPING TECHNOLOGY AND LACK OF LEGAL PRECEDENTS, OUR
      PRODUCTS COULD BE SUBJECT TO CLAIMS FOR PATENT INFRINGEMENT

    The PE Biosystems group's products are based on complex, rapidly-developing technologies. These products could be developed without knowledge of previously filed but unpublished patent applications that cover some aspect of these technologies. In addition, there are relatively few decided court cases interpreting the scope of patent claims in these technologies. The PE Biosystems group could be made a party to litigation regarding intellectual property matters in the future. The PE Biosystems group has from time to time been notified that it may be infringing certain patents and other intellectual property rights of others. It may be necessary or desirable in the future to obtain licenses relating to one or more products or relating to current or future technologies, and we cannot assure you that the PE Biosystems group will be able to obtain these licenses or other rights on commercially reasonable terms.


    SINCE OUR BUSINESS IS DEPENDENT ON FOREIGN SALES, FLUCTUATING CURRENCIES
      WILL MAKE OUR REVENUES AND OPERATING RESULTS MORE VOLATILE



    Approximately 51% of the PE Biosystems group's net revenues during the six months ended December 31, 1998 were derived from sales to customers outside of the United States. The majority of these sales were based on the relevant customer's local currency. As a result, the PE Biosystems group's reported and anticipated operating results and cash flows are subject to fluctuations due to material changes in foreign currency exchange rates that are beyond the PE Biosystems group's control.


    INTEGRATING ACQUIRED TECHNOLOGIES MAY BE COSTLY AND MAY NOT RESULT IN
      TECHNOLOGICAL ADVANCES

    The future growth of the PE Biosystems group depends in part on its ability to acquire complementary technologies through acquisitions and investments. Since January 1, 1996, the PE Biosystems group has acquired a number of companies, including PerSeptive Biosystems, Inc., Molecular Informatics, Inc. and Tropix, Inc., and made investments in others. The consolidation of employees, operations and marketing and distribution methods presents significant managerial challenges. For example, the PE Biosystems group may encounter operational difficulties in the integration of manufacturing or other facilities. In addition, technological advances resulting from the integration of technologies may not be achieved as successfully or rapidly as anticipated, if at all.


    FAILURE OF OUR YEAR 2000 COMPLIANCE PLAN OR FAILURE OF THE COMPLIANCE PLANS
      OF OUR LIMITED SOURCE SUPPLIERS COULD MATERIALLY DISRUPT THE SALES OF AFFECTED PRODUCTS



    In fiscal 1997, we initiated a world-wide program to assess the expected impact of the Year 2000 date recognition problem on our existing computer systems; non-information technology systems, including embedded and process-control systems; product offerings; and significant suppliers. Portions of this program are not expected to be completed until December 31, 1999. If we are not successful in implementing our Year 2000 compliance plan, or if our limited source suppliers are not successful in implementing compliance plans, the Year 2000 problem could materially disrupt the PE Biosystems group's sales of affected products.


    EARTHQUAKES COULD DISRUPT OPERATIONS IN CALIFORNIA

    A significant portion of the PE Biosystems group's operations is located near major California earthquake faults. The ultimate impact of earthquakes on the PE Biosystems group, significant suppliers and the general infrastructure is unknown, but operating results could be materially affected in the event of a major earthquake.

FACTORS RELATING TO THE CELERA GENOMICS GROUP

    CELERA GENOMICS MAY NOT ACHIEVE PROFITABILITY


    The Celera Genomics group has earned small amounts of revenues to date and expects that it will continue to incur net operating losses at least through 2001. As a new business, the

Celera Genomics group faces significant challenges in simultaneously launching and integrating its operations, pursuing key scientific goals and attracting customers for its information products and services. The Celera Genomics group has a small number of customers, the revenues from which will offset only a small portion of its expenses. In order to meet its business plan, the Celera Genomics group will require additional customers in the next few years. In addition, even if the Celera Genomics group is able to enter into contracts with additional customers, those contracts may be subject to milestones that may not be achieved. As a result, there is a high degree of uncertainty that the Celera Genomics group will be able to achieve profitable operations.



    CELERA GENOMICS' BUSINESS PLAN IS UNIQUE AND UNTESTED


    No organization has ever attempted to combine in one business organization all of the Celera Genomics group's businesses. The creation of a genomics database targeted at a wide variety of customers, from pharmaceutical companies to university researchers, has a number of risks, including pricing and volume issues, technology and access concerns, computer security, pursuit of key scientific goals and protection of intellectual property. As a result, the creation of a business that includes all of the Celera Genomics group's businesses has unique risks.


    SHOTGUN SEQUENCING STRATEGY HAS NOT YET BEEN TESTED ON THE SCALE AND
      COMPLEXITY OF THE HUMAN GENOME


    Some genomic scientists have criticized the Celera Genomics group's sequencing strategy, known as "whole genome shotgun sequencing," as having limitations when applied on a large scale in sequencing the human genome. Others have stated that the human genome cannot be sequenced using whole genome shotgun sequencing. Although scientists at The Institute for Genomic Research have used the whole genome shotgun strategy to sequence the genomes of other organisms, the strategy has not been used to sequence a genome with the size and complexity of the human genome. Failure to sequence or assemble the human genome in a timely manner may have a material adverse effect on the Celera Genomics group's ability to satisfy customer requirements and achieve its business goals.


    NEW DNA SEQUENCERS MAY NOT PERFORM AT EXPECTED LEVELS AND THE INTEGRATION OF
      OVER 300 SEQUENCERS MAY BE DIFFICULT


    The Celera Genomics group's success is heavily dependent on the successful operation of the PE Biosystems group's new DNA sequencer. The Celera Genomics group plans to use more than 300 of the new DNA sequencers on a full-time basis, a scale of operation never before attempted. Failure of the DNA sequencers to perform at expected levels, or failure of the Celera Genomics group to integrate successfully its DNA sequencers in its laboratory, would materially adversely affect the Celera Genomics group's ability to sequence at the rate required to complete the human genome on a timely basis, to achieve milestones in contracts with customers and to perform research services effectively.

    REALIZING REVENUES FROM POLYMORPHISM DATA MAY BE DIFFICULT

    The Celera Genomics group believes that the polymorphisms it discovers will add considerable value to its integrated information system. Polymorphism data reveals information about genetic variability between individuals. Its use in the testing of new drugs and the diagnosis of disease, however, is largely untested. Although there has been some early success in linking certain polymorphisms to susceptibility to disease and outcomes of drug therapy, pharmaceutical companies are not yet certain how polymorphism data can be used, or if it can be used on a cost-effective basis, in clinical trials or in drug development. Furthermore, public acceptance of the use of polymorphism data is uncertain. Current and future patient privacy and health care laws and regulations issued by the U.S. Food and Drug Administration may also limit the use of this data.

    The ability of the Celera Genomics group to protect its intellectual property rights will affect its polymorphism program. Such protection is uncertain due to the uncertainty of patent law relating to genomics in general and the novelty of this particular aspect of genomics. In addition, the Celera Genomics group will be dependent on new technology, including technology provided by the PE Biosystems group, to make the use of polymorphism information cost-effective so as to make it marketable to the public. This technology is still in early stages of development and its application to this area remains uncertain.

    POTENTIAL INITIAL CUSTOMERS ARE LIMITED IN NUMBER AND BELONG TO A SINGLE
      INDUSTRY

    The Celera Genomics group believes that for the next few years it will derive a significant portion of its revenues from fees paid by pharmaceutical companies and larger biotechnology companies for its information products and services. The Celera Genomics group has also had preliminary discussions with certain universities and similar research organizations about becoming customers, but expects this market to develop at a slower rate. The number of potential subscribers for the Celera Genomics group's products during this period may be limited due to their nature and price. Pharmaceutical and biotechnology companies could decide not to subscribe to some or all of the Celera Genomics group's information products or services, or could decide to conduct their own polymorphism discovery and analysis or work with the Celera Genomics group's competitors. There have been published reports of a proposed consortium of pharmaceutical companies to create and make public polymorphism information.


    SCIENTIFIC AND MANAGEMENT STAFF HAVE UNIQUE EXPERTISE WHICH IS KEY TO CELERA
      GENOMICS' COMMERCIAL VIABILITY AND WHICH WOULD BE DIFFICULT TO REPLACE



    The Celera Genomics group is highly dependent on the principal members of its scientific and management staff, particularly Dr. Venter, its President. For the sequencing and assembly of the human genome, the Celera Genomics group believes the following members of its staff are essential: Dr. Venter; Dr. Mark Adams, Vice President for Genome Programs; and Drs. Eugene Myers and Granger Sutton, who are responsible for assembling the genome. Additional members of its medical, scientific and bioinformatics staff are important to the development of information, tools and services required for implementation of its business plan, including Dr. Sam Broder, Executive Vice President and Chief Medical Officer. The loss of any of these persons' expertise would be difficult to replace and could have a material adverse effect on the Celera Genomics group's ability to achieve its goals, particularly the completion of its information products.



    CELERA GENOMICS' COMPETITIVE POSITION WILL DEPEND ON PATENT AND COPYRIGHT
      PROTECTION, WHICH MAY NOT BE AVAILABLE FOR GENOMICS INFORMATION AND TECHNOLOGY


    The Celera Genomics group's ability to compete and to achieve profitability may be affected by its ability to protect its proprietary technology and intellectual property. While Celera Genomics will be primarily dependent on revenues from access fees to its discovery and information system, obtaining patent protection may also be important to its business. Patent law affecting Celera Genomics' business, particularly gene sequences and polymorphisms, is uncertain.

    Moreover, the Celera Genomics group may be dependent on protecting, through copyright law or otherwise, its databases to prevent other organizations from taking information from databases and copying and reselling it. Copyright law currently provides uncertain protection to organizations like the Celera Genomics group that seek to prevent others from reselling their data. Changes in copyright and patent law could expand or reduce the extent to which the Celera Genomics group and its customers are able to protect their intellectual property.

    PUBLIC DISCLOSURE OF GENOMIC SEQUENCE DATA COULD JEOPARDIZE INTELLECTUAL
      PROPERTY PROTECTION AND HAVE AN ADVERSE EFFECT ON VALUE OF OUR PRODUCTS AND SERVICES

    The Celera Genomics group, the federally funded Human Genome Project and others engaged in similar research have committed to make available to the public basic human sequence data. The release of sequence data could undermine the ability of the Celera Genomics group and its customers to obtain intellectual property protection. Customers may conclude that uncertainties of such protection decrease the value of the Celera Genomics group's information products and services and, as a result, it may not be able to charge fees sufficient to allow it to achieve profitability.

    OTHERS MAY SUCCEED IN COMMERCIALIZING GENOMIC INFORMATION BEFORE CELERA
      GENOMICS

    A number of companies, institutions and government-financed entities are engaged in various genomics initiatives. At least two other companies, Genset, S.A. and Incyte Pharmaceuticals, Inc., have announced their intention to market to the pharmaceutical industry products and services similar to those being offered by the Celera Genomics group. Additional competitors may attempt to compete with the Celera Genomics group in the future, including companies that may seek to resell publicly available genomic data. In addition, there have been published reports of a proposed consortium of pharmaceutical companies to create and make public polymorphism information.


    EXPECTED RAPID GROWTH IN THE NUMBER OF OUR EMPLOYEES COULD ABSORB VALUABLE
      MANAGEMENT RESOURCES AND BE DISRUPTIVE TO THE DEVELOPMENT OF OUR BUSINESS



    The Celera Genomics group expects to grow significantly, from approximately 160 employees at September 30, 1998 to over 370 in April 1999. This growth will require substantial effort to hire new employees and train and integrate them in the Celera Genomics group's business and to develop and implement management information systems, financial controls and facility plans. In addition, the Celera Genomics group will be required to create a sales and marketing organization and develop customer support resources as sales of its information products increase. The Celera Genomics group's inability to manage growth effectively would have a material adverse effect on its future operating results.


    INTEGRATION OF GENSCOPE AND AGGEN COULD BE DIFFICULT AND COSTLY

    The success of the Celera Genomics group depends in part on its ability to integrate the businesses of GenScope and AgGen, which were previously operated by the PE Biosystems group. In particular, we believe that coordinating the separate scientific research efforts will be a challenge to the Celera Genomics group. In addition, integrating the operations of geographically distant facilities may lead to unexpected disruptions and costs.


    FAILURE OF OUR YEAR 2000 COMPLIANCE PLAN OR FAILURE OF THE COMPLIANCE PLANS
      OF PE BIOSYSTEMS' LIMITED SOURCE SUPPLIERS COULD JEOPARDIZE CELERA GENOMICS' INFORMATION PRODUCTS AND SERVICES



    In fiscal 1997, we initiated a world-wide program to assess the expected impact of the Year 2000 date recognition problem on our existing computer systems; non-information technology systems, including embedded and process-control systems; product offerings; and significant suppliers. Portions of this program are not expected to be completed until December 31, 1999. If we are not successful in implementing our Year 2000 compliance plan, customers may encounter difficulty in accessing and searching Celera Genomics' databases. In addition, if a failure of the compliance plans of PE Biosystems' limited source suppliers results in the interruption of the delivery of PE Biosystems' new DNA sequencers, Celera Genomics' ability to develop its database and other information products could be adversely affected.

                             SPECIAL NOTE REGARDING
                           FORWARD-LOOKING STATEMENTS

    Many of the statements under the captions "Proxy Statement Summary--The Recapitalization Proposal," "Risk Factors," "PE Biosystems Group--Management's Discussion and Analysis," "Celera Genomics Group--Business" and "Celera Genomics Group--Management's Discussion and Analysis" are forward looking. These may be identified by the use of forward-looking words or phrases such as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential," among others. These forward-looking statements are based on our current expectations. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements.

    In order to comply with the terms of the safe harbor, we note that a variety of factors that we discuss in detail under "Risk Factors" could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements.

                      DOCUMENTS INCORPORATED BY REFERENCE

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

    The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement, and information that we file later with the SEC will automatically update and supersede this information.

    We incorporate by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the special meeting:

    - Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended June 30, 1998 of The Perkin-Elmer Corporation;

    - Quarterly Reports on Form 10-Q for the quarters ended September 30 and December 31, 1998 of The Perkin-Elmer Corporation; and

    - Current Reports on Form 8-K filed July 10, 1998, September 24, 1998 and March 16, 1999 of The Perkin-Elmer Corporation.

    You should rely only on the information incorporated by reference or provided in this proxy statement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this proxy statement is accurate as of any date other than the date on the front of this document.

                INFORMATION ABOUT THE SPECIAL MEETING AND VOTING

DATE, TIME AND PLACE OF MEETING

    We are providing this proxy statement to you in connection with the solicitation of proxies by our board of directors for use at the special meeting. The special meeting will be held on April 27, 1999, at 10:00 a.m., eastern time, in our auditorium at 50 Danbury Road, Wilton, Connecticut. This proxy statement is first being mailed to our shareholders on or about March 29, 1999.

RECORD DATE

    We have established March 15, 1999 as the record date for the special meeting. Only holders of record of shares of our existing common stock at the close of business on this date will be eligible to vote at the special meeting.

PROPOSALS TO BE CONSIDERED AT THE MEETING

    You will be asked to consider and vote on the three proposals described in this proxy statement.

    If the recapitalization proposal is approved, we will implement it whether or not either of the two related stock incentive plan proposals are approved. If the recapitalization proposal is not approved, we will not implement the other proposals.

    We do not expect that any other matter will be brought before the special meeting. If, however, other matters are properly presented, the individuals named on your proxy card will vote in accordance with their judgment with respect to those matters.

VOTE REQUIRED TO APPROVE THE PROPOSALS

    The recapitalization proposal will require the favorable vote of the holders of two-thirds of the outstanding shares of existing common stock. As a result, abstentions and broker non-votes on the recapitalization proposal will have the same effect as negative votes. Broker non-votes occur when a broker returns a proxy but does not have authority to vote on a particular proposal.

    Each of the related stock incentive plan proposals will be decided by the favorable vote of a majority of the votes cast at the special meeting. As a result, abstentions and broker non-votes will not affect the outcome on these two proposals.

    Each outstanding share of existing common stock is entitled to one vote on each proposal. As of March 15, 1999, the most recent practicable date prior to the date of this proxy statement, we had issued and outstanding 50,567,300 shares of existing common stock. The shares of existing common stock held in our treasury will not be entitled to vote or counted in determining the number of outstanding shares.

    Our directors and executive officers beneficially own approximately 2.2% of the outstanding shares of our existing common stock.

QUORUM

    In order to carry on the business of the special meeting, we must have a quorum. This means a majority of the outstanding shares of our existing common stock must be represented in person or by proxy at the special meeting. Abstentions and broker non-votes will count for quorum purposes.

PROCEDURE FOR VOTING BY PROXY

    If you properly fill in your proxy card and send it to us in time to vote, your shares will be voted as you have directed. If you sign the proxy card but do not make specific choices, the individuals named on your proxy card will vote your shares in favor of approval and adoption of each proposal. If you mark "abstain" on your proxy card, your shares will be counted as present for purposes of determining the presence of a quorum. If necessary, unless you have indicated on your proxy card that you wish to vote against one or more of the proposals, the individuals named on your proxy card may vote in favor of a proposal to adjourn the special meeting to a later date in order to solicit and obtain sufficient votes for any of the proposals.

    A PROXY CARD IS ENCLOSED FOR YOUR USE. TO VOTE WITHOUT ATTENDING THE SPECIAL MEETING IN PERSON, YOU SHOULD COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD IN THE ACCOMPANYING ENVELOPE, WHICH IS POSTAGE-PAID IF MAILED IN THE UNITED STATES.

    If you have completed and returned a proxy card, you can still vote in person at the special meeting. You may revoke your proxy before it is voted by submitting a new proxy card with a later date, by voting in person at the special meeting or by filing with the Secretary of our company a written revocation of proxy. Attendance at the special meeting will not of itself constitute revocation of a proxy.

                   PROPOSAL 1--THE RECAPITALIZATION PROPOSAL

DESCRIPTION OF THE RECAPITALIZATION

    You are being asked to consider and approve the recapitalization under which:

    - our existing company will merge with a subsidiary of PE Corporation, a Delaware corporation newly formed by us for the purpose of implementing the recapitalization; and

    - each outstanding share of our existing common stock will be automatically converted in the merger into one share of PE Biosystems stock of PE Corporation and .5 of a share of Celera Genomics stock of PE Corporation.

Your vote approving the recapitalization will also constitute adoption of the agreement and plan of merger governing the merger. Accordingly, you should carefully read the agreement and plan of merger, which is attached to this proxy statement as Annex I.

    If the recapitalization is implemented, our existing company will become a wholly owned subsidiary of PE Corporation, which will initially own no assets other than our existing company. In addition, your rights as shareholders will cease to be governed by New York law and our existing certificate of incorporation and existing by-laws. Instead, your rights as stockholders will be governed by the Delaware law and a new certificate of incorporation of PE Corporation which is attached as Annex II and new by-laws of PE Corporation which have been filed with the SEC. The new certificate of incorporation also contains the terms of the PE Biosystems stock and the Celera Genomics stock. Accordingly, you should also carefully read the new certificate of incorporation.

    IF THE RECAPITALIZATION PROPOSAL IS NOT APPROVED, THE RECAPITALIZATION WILL NOT BE CONSUMMATED AND OUR EXISTING COMMON STOCK WILL NOT BE CONVERTED INTO PE BIOSYSTEMS STOCK AND CELERA GENOMICS STOCK.

    If the recapitalization proposal is approved, we plan to implement the recapitalization by filing a certificate of merger with the Secretary of State of New York. We presently anticipate that this filing will be made as soon as possible after the special meeting. No state or federal regulatory approvals are required for the consummation of the recapitalization.

    Our board of directors may terminate the agreement and plan of merger and not implement the recapitalization proposal for any reason at any time prior to the effective time of the recapitalization, either before or after shareholder approval. In addition, the agreement and plan of merger may be amended prior to the effective time of the recapitalization. However, the agreement and plan of merger may not be amended after the recapitalization has been approved if, in the judgment of our board of directors, the amendment would have a material adverse effect on the rights of our shareholders.

BACKGROUND OF AND REASONS FOR THE RECAPITALIZATION PROPOSAL

    Our board of directors approved the recapitalization proposal following its review of various alternatives for enhancing the overall return to our shareholders, advancing our financial and strategic objectives and creating flexibility for our future growth.

    The recapitalization proposal is designed to separate the performance of our Celera

Genomics business from the rest of PE and to charge the managers of each group with the responsibility of maximizing the returns from their businesses. Holders of PE Biosystems stock are expected to benefit from the earnings growth and cash flow provided by our PE Biosystems' life sciences business. Holders of Celera Genomics stock are expected to benefit from the anticipated success and progress of Celera Genomics' research and development efforts rather than near-term earnings, since Celera Genomics is expected to incur significant losses during its start-up period.

    The recapitalization proposal is consistent with our efforts to maximize shareholder value by focusing our business on accelerated discovery and enabling technology in the life sciences sector. In connection with this objective, we have announced the following key initiatives since June 30, 1997:

    - In November 1997, we acquired Molecular Informatics, a pioneer in the bioinformatics industry, and have combined it with PE Nelson, our own informatics division, to create PE Informatics, a software-focused business that provides genomic and other data management products directed toward drug discovery and research;

    - In January 1998, we announced the completion of our acquisition of Perseptive Biosystems, a publicly-traded company with fiscal 1997 revenues of $96 million, furthering our commitment to provide the expanding pharmaceutical marketplace with a fully integrated platform to compress the time and cost of new drug discovery and development;

    - In May 1998, we signed letters of intent with Dr. Venter and The Institute for Genomics Research to form our Celera Genomics subsidiary with a strategy to complete the sequencing of the human genome by December 31, 2001, enabling us to potentially become the definitive source for biomedical and genomics information; and

    - On March 8, 1999, we announced an agreement to sell the Analytical Instruments business, thereby completing the redefinition of Perkin-Elmer.

    At a meeting held on August 20, 1998, our board of directors considered a variety of proposals to increase the overall value of our existing common stock to our shareholders. Our board of directors evaluated alternatives available to us in view of its strategic objective of financing the near-term business plan of the newly formed Celera Genomics unit. Our board of directors expects Celera Genomics to incur significant losses during its start-up period due to the considerable research and development expenditures required by the human genome sequencing project. Our board of directors had extensive discussions with our senior financial and legal officers, as well as representatives of Morgan Stanley Dean Witter, one of our financial advisors. Among the alternatives which they considered were:

    -  the preservation of our current equity and operating structure;

    - the creation of two classes of common stock to reflect separately the results of our established PE Biosystems' life sciences and Analytical Instruments businesses and our new Celera Genomics business;

    - an initial public offering of common stock of Celera Genomics and the spin-off of the balance of that company to holders of existing common stock; and


    - the formation of a subsidiary which would develop Celera Genomics' technology and license it to us and the spin-off of this subsidiary to holders of existing common stock ("R&D Spin-off").


    Our board of directors used several criteria to contrast the benefits and drawbacks of these transaction alternatives to our shareholders including:

    -  tax efficiency;

    -  capital markets acceptance;

    -  likelihood of success;

    -  flexibility to provide equity incentives for Celera Genomics' employees;

    -  ability of Celera Genomics to raise equity capital in the future;

    -  maintenance of control by our board of directors over both groups; and

    -  long-term maximization of our initial investment in Celera Genomics.

    Our board of directors concluded that an initial public offering and spin-off of our Celera Genomics subsidiary would not be feasible at this time because Celera Genomics does not have the access to capital and the full complement of resources to be an independent public company. These include audit, legal, public relations and tax, services which could easily be supplied by us. These transactions would also limit our board of directors' ability to guide the PE Biosystems and Celera Genomics' relationship and the access by PE Biosystems and Celera Genomics to the technology of the other.

    Our board of directors concluded that an R&D Spin-off would not provide a vehicle for either raising equity capital or providing true equity incentives to Celera Genomics' employees. An R&D Spin-off also would limit our board of directors' ability to guide the PE Biosystems and Celera Genomics' relationship and the access by PE Biosystems and Celera Genomics to the technology of the other.

    On November 19, 1998, our board of directors confirmed its prior conclusions concerning available alternatives and identified the following as the advantages of the recapitalization proposal:

    - The creation of two classes of common stock intended to reflect separately the performance of the PE Biosystems group and the Celera Genomics group should increase shareholder value by more specifically tracking the earnings, cash flows and investment results of each group. The PE Biosystems stock should continue to be valued in the market based on growth in earnings and cash flows. We believe that the Celera Genomics stock will not be valued on earnings since the Celera Genomics group is expected to incur significant losses during its start-up period. Instead, Celera Genomics' valuation will be based on the success of its research and development efforts and progress in meeting its business plan. As a result, we expect that holders of PE Biosystems stock and Celera Genomics stock will be distinct investor groups;

    - The creation of two classes of common stock should enhance the autonomy of the groups by allowing each group and its management to focus on that group's own identity, business strategy, financial model and culture and to structure employee incentives which are tied directly to the share performance of that group;

    - The recapitalization proposal, in contrast to other alternatives, will retain for us the advantages of doing business as a single company and allow each group to capitalize on relationships with the other group. As part of one company, each group will be in a position to benefit from cost savings and synergies with the other compared to the costs each group would incur if it operated separately. As part of a single organization, we expect to incur significant savings in corporate overhead expenses while preserving the benefits of tax consolidation, credit availability and a shared strategic vision;

    - The recapitalization proposal, in contrast to other alternatives, permits our board of directors to review technology sharing arrangements between the PE Biosystems group and the Celera Genomics group. This should allow for the shortest path to commercialization of new technologies either into instrument systems and reagents sold by the PE Biosystems group to its customers or through information and related discovery services provided by the Celera Genomics group to its pharmaceutical partners;

    - The financial and strategic flexibility, after the recapitalization for us to raise capital for the PE Biosystems group and the Celera Genomics group and to engage in mergers, acquisitions, strategic investments, capital restructurings and other transactions affecting either the PE Biosystems group or the Celera Genomics group will be enhanced as a result of the availability of two different equity securities. In the ordinary course of business, our board of directors may consider such transactions from time to time but it has no current plans or intentions with respect to any specific transaction; and

    - The implementation of the recapitalization proposal is not expected to be taxable to us or you, except for cash received instead of fractional shares of Celera Genomics stock.

    Our board of directors also considered the following potential disadvantages of the recapitalization proposal:

    - The recapitalization proposal requires a complex capital structure that may not be well-understood by investors and thus could inhibit the efficient valuation of either or both classes of common stock;

    - There is limited experience with the use of targeted stock by companies having a business unit with an established history of earnings and another business unit in the start-up stage;

    - The potential diverging or conflicting interests of the two groups and the issues that could arise in resolving any conflicts;

    - Investors in PE Biosystems stock and Celera Genomics stock will be exposed to the risks of our consolidated businesses and liabilities because both groups remain legally a part of PE;


    - The market values of PE Biosystems stock and Celera Genomics stock could be affected by market reaction to decisions by our board of directors and management that investors perceive as affecting differently one class of common stock compared to the other, such as decisions regarding the allocation of assets, expenses, liabilities and corporate opportunities and financing resources between the groups; and


    - The possible inability to use the pooling method of accounting in connection with future acquisitions using Celera Genomics stock, and the possible inability or increased difficulty of receiving a ruling from the Internal Revenue Service in connection with a proposed acquisition to be effected using either PE Biosystems stock or Celera Genomics stock.

    Our board of directors determined that on balance the potential advantages of the recapitalization proposal outweigh the potential disadvantages and concluded that the recapitalization proposal is in the best interests of our company and our shareholders.

    On January 21, 1999, our board of directors unanimously approved the agreement and plan of merger implementing the recapitalization and the calling of the special meeting.

RECOMMENDATION OF THE BOARD OF DIRECTORS

    Our board of directors has carefully considered the recapitalization proposal and believes that the approval of the recapitalization proposal by the shareholders is in the best interests of PE and our shareholders. OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU APPROVE THE RECAPITALIZATION PROPOSAL.

MANAGEMENT AND ALLOCATION POLICIES

    Because the PE Biosystems group and the Celera Genomics group will each be a part of a single company, we have carefully considered a number of issues with respect to the financing of the PE Biosystems group and the Celera

Genomics group, competition between groups, inter-group business transactions, access to technology and know-how, corporate opportunities and the allocation of debt, corporate overhead, interest, taxes and other charges between the two groups. Our board of directors and management have established policies to accomplish the fundamental objective of the recapitalization proposal, which is to separate the business and operations of the Celera Genomics group from those of the PE Biosystems group and to operate each group on a stand-alone basis. These policies establish guidelines to help us to allocate costs and charges between the two groups on an objective basis and, except as described below, to ensure that transactions between the PE Biosystems group and the Celera Genomics group are made on terms that approximate the terms that could be obtained from unaffiliated third parties.

    POLICIES SUBJECT TO CHANGE WITHOUT STOCKHOLDER APPROVAL

    We have summarized our management and allocation policies as we expect them to be effective upon the recapitalization. We are not requesting shareholder approval of these policies.

    Our board of directors may modify or rescind these policies, or may adopt additional policies, in its sole discretion without stockholder approval. However, our board of directors has no present plans to do so. A board of directors' decision to modify or rescind such policies, or adopt additional policies could have different effects upon holders of PE Biosystems stock and holders of Celera Genomics stock or could result in a benefit or detriment to one class of stockholders compared to the other class. Our board of directors would make any such decision in accordance with its good faith business judgment that such decision is in the best interests of PE and all of our stockholders as a whole.

    FIDUCIARY AND MANAGEMENT RESPONSIBILITIES

    Because the PE Biosystems group and the Celera Genomics group will continue to be a part of a single company, our directors and officers will have the same fiduciary duties to holders of the PE Biosystems stock and the Celera Genomics stock that they currently have to the holders of our existing common stock. Under Delaware law, absent an abuse of discretion, a director or officer will be deemed to have satisfied his or her fiduciary duties to PE and our stockholders if that person is disinterested and acts in accordance with his or her good faith business judgment in the interests of PE and all of our stockholders as a whole. Our board of directors and our chief executive officer, in establishing policies with regard to intracompany matters such as business transactions between groups and allocations of assets, liabilities, debt, corporate overhead, taxes, interest, corporate opportunities and other matters, will consider various factors and information which could benefit or cause detriment to the stockholders of the respective groups and will make determinations in the best interests of PE and all of our stockholders as a whole.

    Because the recapitalization will result in no change in our corporate structure, Tony L. White, the Chairman of the Board of Directors, President and Chief Executive Officer, will have the same duties and responsibilities for the management of our assets and businesses which comprise the PE Biosystems group and the Celera Genomics group following the recapitalization as he has now. The individuals named below will hold the positions listed next to their names and will continue to have the same general responsibilities that they had prior to the recapitalization. The costs attributable to their responsibilities will be allocated as discussed below under "--Financial Statements; Allocation Matters--Corporate Overhead and Administrative Shared Services."

        OFFICER                     POSITION
------------------------  ----------------------------
Tony L. White             Chairman, President and
                            Chief Executive Officer
Noubar B. Afeyan, Ph.D.   Senior Vice President and
                            Chief Business Officer
Michael W. Hunkapiller,   Senior Vice President and
  Ph.D.                     President of the PE
                            Biosystems group
William B. Sawch          Senior Vice President,
                            General Counsel and
                            Secretary
J. Craig Venter, Ph.D.    Senior Vice President and
                            President of the Celera
                            Genomics group
Dennis L. Winger          Senior Vice President and
                            Chief Financial Officer

We refer to the individuals with these positions as "senior officers" in this proxy statement.

    Our chief executive officer, with the approval of our board of directors, has designated separate management teams for each of the PE Biosystems group and the Celera Genomics group to ensure that the efforts of each team of managers are focused on the business and operations for which they have responsibility. These individuals are named in "PE Biosystems Group--Business-- Management" and "Celera Genomics Group-- Business--Scientific Staff and Management."

    COMMON STOCK OWNERSHIP OF DIRECTORS AND SENIOR OFFICERS

    As a policy, our board of directors will periodically monitor the ownership of shares of PE Biosystems stock and shares of Celera Genomics stock by our directors and senior officers and our option grants to them so that their interests are generally aligned with the two classes of common stock and with their duty to act in the best interests of PE and our stockholders as a whole. However, because of the anticipated differences in trading values between the PE Biosystems stock and the Celera Genomics stock, the actual value of their interests in the PE Biosystems stock and Celera Genomics stock will vary significantly. Accordingly, it is possible that directors or senior officers could favor one group over the other due to their stock and option holdings.

    FINANCING ACTIVITIES

    We will continue to manage most financial activities on a centralized basis. These activities include the investment of surplus cash, the issuance and repayment of short-term and long-term debt and the issuance and repurchase of any preferred stock. If we transfer cash or other property allocated to one group to the other group, we will account for such transfer in one of the following ways, as determined by our board of directors:

- As a reallocation of "pooled" debt or preferred stock, as described under "Company Debt and Preferred Stock" below;

- As a short-term or long-term loan from one group to the other, or as a repayment of a previous borrowing, as described under "Inter-Group Loans" below;

- As an increase or decrease in the number of Celera Genomics Designated Shares, as described under "Future Equity Contributions to be Reflected as Celera Genomics Designated Shares" below; or

-  As a sale of assets between the two groups.

    Our board of directors has not adopted specific criteria to determine which of the foregoing will be applied to a particular transfer of cash or property from one group to the other. Our board of directors will make these determinations, either in specific instances or by setting applicable policies generally, in the exercise of its business judgment based on all relevant circumstances, including the financing needs and objectives of the receiving group, the investment objectives of the transferring group, the availability, cost and time associated with alternative financing sources, prevailing interest rates and general economic conditions. We will make all transfers of material assets from one group to the other on a fair value basis for the foregoing purposes, as determined by our board of directors. See "--Transfers of Assets Between Groups."

    Although we may allocate our debt and preferred stock between groups, the debt and preferred stock will remain our obligations and all of our stockholders will be subject to the risks associated with those obligations. See "Risk Factors--You will remain stockholders of one company and, therefore, financial effects on one group could adversely affect the other."

    COMPANY DEBT AND PREFERRED STOCK. We will allocate our debt between the groups or, if we so determine, in its entirety to a particular group. We will allocate preferred stock, if issued, in a similar manner. We refer to such debt and preferred stock as being "pooled."

    Cash allocated to one group that is used to repay pooled debt or redeem pooled preferred stock will decrease such group's allocated portion of the pooled debt or preferred stock. Cash or other property allocated to one group that is transferred to the other group will, if so determined by our board of directors, decrease the transferring group's allocated portion of the pooled debt or preferred stock and, correspondingly, increase the recipient group's allocated portion of the pooled debt or preferred stock.

    Pooled debt will bear interest for group financial statement purposes at a rate equal to the weighted average interest rate of the debt calculated on a quarterly basis and applied to the average pooled debt balance during the period. Preferred stock, if issued and if pooled in a manner similar to the pooled debt, will bear dividends for group financial statement purposes at a rate based on the weighted average dividend rate of the preferred stock similarly calculated and applied. Any expense related to increases in pooled debt or preferred stock will be reflected in the weighted average interest or dividend rate of such pooled debt or preferred stock as a whole.

    If we allocate debt for a particular financing in its entirety to one group, that debt will bear interest for group financial statement purposes at the rate that we determine. If we allocate preferred stock in its entirety to one group, we will charge the dividend cost to that group in a similar manner. If the interest or dividend cost is higher than our actual cost, the other group will receive a credit for an amount equal to the difference as compensation for the use of our credit capacity. Any expense related to debt or preferred stock that is allocated in its entirety to a group will be allocated in whole to that group.

    INTER-GROUP LOANS. Cash or other property that we allocate to one group that is transferred to the other group, could, if so determined by our board of directors, be accounted for either as a short-term loan or as a long-term loan. Short-term loans will bear interest at a rate equal to the weighted average interest rate of our pooled debt. If we do not have any pooled debt, our board of directors will determine the rate of interest for such loan. Our board of directors will establish the terms on which long-term loans between the groups will be made, including interest rate, amortization schedule, maturity and redemption terms.

    FUTURE EQUITY CONTRIBUTIONS TO BE REFLECTED AS CELERA GENOMICS DESIGNATED SHARES. Cash or other property that we allocate to the PE Biosystems group that is contributed as additional equity to the Celera Genomics group will increase the number of Celera Genomics Designated Shares. Cash or other property that we allocate to the Celera Genomics group that is transferred to the PE Biosystems group will, if so determined by our board of directors, decrease the number of Celera Genomics Designated Shares.

    EQUITY ISSUANCES AND REPURCHASES AND DIVIDENDS. We will reflect all financial effects of issuances and repurchases of shares of PE Biosystems stock or shares of Celera Genomics stock entirely in the financial statements of that group except as described in the next sentence. We will reflect all financial effects of issuances of additional shares of Celera Genomics stock, which have been reflected as a reduction in the number of Celera Genomics Designated Shares, entirely in the financial statements of the PE Biosystems group. We will reflect financial effects of dividends or other distributions on, and purchases of, shares of PE Biosystems stock or Celera Genomics stock entirely in the respective financial statements of the PE Biosystems group and the Celera Genomics group.

    COMPETITION BETWEEN GROUPS

    Neither the PE Biosystems group nor the Celera Genomics group will engage in each other's principal businesses, except for joint transactions with each other. Joint transactions may include joint ventures or other collaborative arrangements to develop, market, sell and support new products and services. Third parties may also participate in such joint transactions. See "--Transfers of Assets Between Groups-- Joint Transactions." The terms of any joint transactions will be determined by our chief executive officer or, in appropriate circumstances, our board of directors.

    Our chief executive officer or, in appropriate circumstances, our board of directors will make decisions whether to permit indirect competition between the groups. Indirect competition could occur if and when:

- one group uses products of third parties in that group's products rather than using the other group's products;

- a third party uses a product of one group in the third party's products which compete with the other group's products; or

- a group licenses technology allocated to that group to a third party that is a competitor of the other group.

    The groups may compete in a business which is not a principal business of the other group.

    TRANSFERS OF ASSETS BETWEEN GROUPS

    The new certificate of incorporation permits the transfer of assets between groups without stockholder approval. Our board of directors has determined that all such transfers will be made at fair value, as determined by our board of directors, except as described below. The consideration for such transfers may be paid by one group to the other in cash or other consideration, as determined by our board of directors.

    Our board of directors has adopted specific policies for the sale of products and services between groups and joint transactions with each other and third parties as set forth below.

    SALES OF PRODUCTS AND SERVICES BETWEEN GROUPS. A group will sell products or services to the other group on terms that would be available from third parties in commercial transactions. If terms for such transactions are not available from a third party, the purchasing group will (1) pay for such products at fair value as determined by our board of directors and (2) pay for such services at fair value, as determined by our board of directors, or at the cost, including overhead, of the selling group.

    JOINT TRANSACTIONS. The groups may from time to time engage in transactions jointly, including with third parties, as described under "--Competition Between Groups." Research and development and other services performed by one group for a joint venture or other collaborative arrangement will be charged at fair value, as determined by our board of directors.

    ACCESS TO TECHNOLOGY AND KNOW-HOW

    Each group will have free access to all of our technology and know-how, excluding products and services of the other group, that may be useful in that group's business, subject to obligations and limitations applicable to PE and to such exceptions that our board of directors may determine. The groups will consult with each other on a regular basis concerning technology issues that affect both groups.

    REVIEW OF CORPORATE OPPORTUNITIES

    Our board of directors will review any matter which involves the allocation of a corporate opportunity to either the PE Biosystems group or the Celera Genomics group or in part to the PE Biosystems group and in part to the Celera Genomics group. In accordance with Delaware law, our board of directors will make its determination with regard to the allocation of any such opportunity and the benefit of such opportunity in accordance with their good faith business judgment of the best interests of PE and all of our stockholders as a whole. Among the factors that our board of directors may consider in making this allocation is whether a particular corporate opportunity is principally related to the business of the PE Biosystems group or the Celera Genomics group; whether one group, because of its managerial or operational expertise, will be better positioned to undertake the corporate opportunity; and existing contractual agreements and restrictions.

    FINANCIAL STATEMENTS; ALLOCATION MATTERS

    We will prepare financial statements in accordance with generally accepted accounting principles, consistently applied, for the PE Biosystems group and the Celera Genomics group, and these financial statements, taken together, will comprise all of the accounts included in our corresponding consolidated financial statements. The financial statements of each of the PE Biosystems group and the Celera Genomics group will reflect the financial condition, results of operations and cash flows of the businesses included therein.

    Group financial statements will also include allocated portions of our debt, interest, corporate overhead and costs of administrative shared services and taxes. We will make these allocations for the purpose of preparing each group's financial statements; however, holders of PE Biosystems Stock and Celera Genomics Stock will continue to be subject to all of the risks associated with an investment in PE and all of our businesses, assets and liabilities. See "Risk Factors--You will remain stockholders of one company and, therefore, financial effects on one group could adversely affect the other" and the historical financial statements for the PE Biosystems group and the Celera Genomics group included in this proxy statement.

    In addition to allocating debt and interest as described above under "--Financing Activities" and assets as described above under "Transfers of Assets Between Groups," our board of directors has adopted the following allocation policies, each of which is reflected in the combined financial statements of the respective groups included in this proxy statement:

- CORPORATE OVERHEAD AND ADMINISTRATIVE SHARED SERVICES. We will allocate a portion of our corporate overhead to the PE Biosystems group and the Celera Genomics group based upon the use of services by that group. Corporate overhead includes costs of our executive management, human resources, legal, accounting and auditing, tax, treasury, strategic planning and environmental services functions. We will allocate in a similar manner a portion of our costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, we will use other methods and criteria that we believe are equitable and provide a reasonable estimate of the cost attributable to the groups.

- TAXES. We will determine the federal income taxes of PE and our subsidiaries which own assets allocated between the groups on a consolidated basis. We will allocate consolidated federal income tax provisions and related tax payments or refunds between the groups based principally on the taxable income and tax credits directly attributable to each group. Such allocations will reflect each group's contribution, whether positive or negative, to PE's consolidated federal taxable income and the consolidated federal tax liability and tax credit position. We will credit tax benefits that can not be used by the group generating those benefits but can be used on a consolidated basis to the group that generated such benefits. Inter-group transactions will be treated as taxed as if each group was a stand-alone company. Tax benefits generated by the Celera Genomics group commencing July 1, 1998, which can then be utilized on a consolidated basis, will be credited to the Celera Genomics group up to a maximum amount of $75 million.

   Had the groups filed separate tax returns, the provision for income taxes and net income for each group would not have differed from the amounts reported in the groups' statements of income for the year ended June 30, 1998 or for the six-month periods ended December 31, 1997 and 1998. However, the amounts of current and deferred taxes and taxes payable or refundable allocated to each group in these historical financial statements may differ from those that would have been allocated to each group had they filed separate income tax returns.

   Depending on the tax laws of the respective jurisdictions, we calculate state and local income taxes on either a consolidated or combined basis or on a separate corporation basis. We will allocate state income tax provisions and related tax payments or refunds determined on a consolidated or combined basis between the groups based on their respective contributions to such consolidated or combined state taxable incomes. We will allocate state and local income tax provisions and related tax payments which we determine on a separate corporation basis between the groups in a manner designed to reflect the respective contributions of the groups to the corporation's separate state or local taxable income.

                            ------------------------

DIVIDEND POLICY

    We currently pay a quarterly dividend of $.17 per share on our existing common stock, or a total of $.68 per share per year. We initially intend to pay the same quarterly dividend of $.17 per share on the PE Biosystems stock. We do not anticipate paying dividends on the Celera Genomics stock for the foreseeable future. Under the recapitalization proposal and Delaware law, our board of directors would not be required to pay dividends in accordance with the foregoing dividend policies. We do not believe that the recapitalization proposal will adversely affect our ability to pay cash dividends on the PE Biosystems stock.

    In making its dividend decisions regarding the PE Biosystems stock and the Celera Genomics stock, our board of directors will rely on the respective financial statements of the PE Biosystems group and the Celera Genomics group. See the historical financial statements of the PE Biosystems group and the Celera Genomics group included in this proxy statement. The method of calculating net income (loss) per share for the PE Biosystems stock and the Celera Genomics stock is set forth in the new certificate of incorporation in Annex II under the definitions of PE Corporation Earnings (Loss) Attributable to the PE Biosystems group and PE Corporation Earnings (Loss) Attributable to the Celera Genomics group. We encourage you to carefully read these definitions.

    Our board of directors does not currently intend to change the above-described dividend policy but reserves the right to do so at any time based primarily on the financial condition, results of operations and business requirements of the respective groups and of our company as a whole. Future dividends on the PE Biosystems stock and Celera Genomics stock will be payable when, as and if declared by our board of directors out of the lesser of (1) all funds of our company legally available therefor and (2) the amount calculated under the definition of that group's Available Dividend Amount contained in the new certificate of incorporation in Annex II. We encourage you to carefully read these definitions. Each group's Available Dividend Amount is intended to be similar to the amount that would be legally available for the payment of dividends on the stock for that group under Delaware law if that group were a separate company. See "--Description of PE Biosystems Stock and Celera Genomics Stock--Dividends."

DESCRIPTION OF PE BIOSYSTEMS STOCK AND CELERA GENOMICS STOCK

    We have summarized below the material terms of the PE Biosystems stock and the Celera Genomics stock. The summary is not complete. We encourage you to read the new certificate of incorporation which is attached as Annex II.

    AUTHORIZED AND OUTSTANDING SHARES

    Our existing certificate of incorporation authorizes us to issue 181,000,000 shares of stock, consisting of 180,000,000 shares of common stock, par value $1.00 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share. Our board of directors may issue shares of preferred stock in series, without shareholder approval. As of March 15, 1999, 50,567,300 shares of existing common stock and no shares of preferred stock were issued and outstanding.

    The new certificate of incorporation will authorize us to issue 735,000,000 shares of stock as follows: 500,000,000 shares of a class of common stock, designated as PE Corporation-- PE Biosystems Group Common Stock (the "PE Biosystems stock"), 225,000,000 shares of a class of common stock, designated as PE Corporation--Celera Genomics Group Common

Stock (the "Celera Genomics stock"), and 10,000,000 shares of preferred stock. Shares of each class of stock will have a par value of $.01 per share. We will be able to issue shares of preferred stock in series, without stockholder approval. Of the 10,000,000 authorized shares of preferred stock, our board of directors has designated a total of 80,000 shares of two series of participating junior preferred stock in connection with our new stockholder rights plan. See "--Rights Agreement."

    As a result of the recapitalization, assuming the number of shares of existing common stock then outstanding is the same as the number outstanding on March 15, 1999, 50,567,300 shares of PE Biosystems stock and 25,283,650 shares of the Celera Genomics stock will be issued and outstanding.

    REASONS FOR INCREASE IN AUTHORIZED COMMON STOCK

    The increase in authorized shares is necessary in order to implement the various aspects of the recapitalization proposal. The authorization of at least 50,567,300 shares of PE Biosystems stock and at least 25,283,650 shares of Celera Genomics stock is needed for the recapitalization to occur. Further, as described under "--Conversion and Redemption," our board of directors has the right to convert one class of common stock into the other. The number of shares issuable in a conversion will vary based on the relative market values of the two classes of common stock and the number of outstanding shares of common stock being converted and whether or not the conversion will be at a 10% premium.

    Our board of directors may also pay a share dividend in one class of common stock on that class of common stock. If the PE Biosystems group is entitled to Celera Genomics Designated Shares, our board of directors may also declare a share dividend in shares of Celera Genomics stock on the PE Biosystems stock. If our board of directors determines that a conversion or a stock dividend is in the best interests of PE, but at that time sufficient authorized shares of common stock are not available, our stockholders would be required to approve an amendment to the new certificate of incorporation.

    Our board of directors believes that an increase in the number of authorized shares of common stock at this time is in the best interests of PE so that we have available the number of shares needed for a possible future conversion, dividends, acquisitions, capital raising, our new stockholder rights plan and employee benefit plans.

    Other than the issuance of shares under our employee benefit plans or our outstanding warrants and the issuance of options for Celera Genomics stock discussed under "--Options for Celera Genomics Stock to be Issued Upon the Recapitalization," we have no present understanding or agreement for the issuance of any additional shares of PE Biosystems stock or Celera Genomics stock. Although our board of directors has no present intention of doing so, the additional shares that would be authorized for issuance if the recapitalization is implemented could be issued in one or more transactions that would make a takeover of PE more difficult and, therefore, less likely, even though a takeover might be financially beneficial to PE and our stockholders. See "--Certain Anti-Takeover Provisions of Delaware Law and the New Certificate of Incorporation, the New By-laws and the New Rights Agreement." We have no knowledge of any person or entity that intends to seek a controlling interest in PE or to make a takeover proposal.

    We may issue the authorized but unissued shares of PE Biosystems stock and Celera Genomics stock for any proper corporate purpose, which could include any of the purposes set forth above. We will not solicit the approval of our stockholders for the issuance of additional authorized shares of PE Biosystems stock or Celera Genomics stock unless our board of directors believes that approval is advisable or is required by stock exchange regulations or Delaware law.

    DIVIDENDS

    Dividends on the PE Biosystems stock and the Celera Genomics stock will be subject to similar limitations as dividends on our existing common stock. Dividends on our existing common stock are limited to our legally available assets under New York law and subject to the prior payment of dividends on any outstanding shares of preferred stock. See "--Comparison of Shareholders Rights--Restrictions on Dividends."

    Dividends on the PE Biosystems stock and dividends on the Celera Genomics stock will be limited to an amount not greater than the Available Dividend Amount for the relevant group.

    Delaware law limits the amount of distributions on capital stock to our legally available funds, which are determined on the basis of our entire company, and not only the respective groups. As a result, the amount of legally available funds will reflect the amount of any net losses of each group, any distributions on PE Biosystems stock, Celera Genomics stock or any preferred stock and any repurchases of PE Biosystems stock, Celera Genomics stock or certain preferred stock. Dividend payments on the PE Biosystems stock and on the Celera Genomics stock could be precluded because legally available funds are not available under Delaware law, even though the Available Dividend Amount test for the particular relevant group was met. We can not assure you that there will be an Available Dividend Amount for either group.

    Subject to the prior payment of dividends on any outstanding shares of preferred stock and the limitations described above, our board of directors will be able, in its sole discretion, to declare and pay dividends exclusively on the PE Biosystems stock, exclusively on the Celera Genomics stock or on both, in equal or unequal amounts. In making its dividend decisions, our board of directors will not be required to take into account the relative Available Dividend Amounts for the two groups, the amount of prior dividends declared on either class, the respective voting or liquidation rights of either class or any other factor.

    CONVERSION AND REDEMPTION

    Our existing certificate of incorporation currently does not provide for either mandatory or optional conversion or redemption of our existing common stock. The recapitalization proposal will permit the conversion or redemption of the PE Biosystems stock and the Celera Genomics stock as described below.

    MANDATORY DIVIDEND, REDEMPTION OR CONVERSION OF COMMON STOCK IF DISPOSITION OF GROUP ASSETS OCCURS. If we sell, transfer, assign or otherwise dispose of, in one transaction or a series of related transactions, all or substantially all of the properties and assets attributed to either group (a "disposition"), we are required, except as described below, to:

    - pay a dividend in cash and/or securities or other property to the holders of shares of the class of common stock relating to the group subject to the disposition having a fair value equal to the net proceeds of the disposition; or

    - (A) if the disposition involves all, but not merely substantially all, of such properties and assets, redeem all outstanding shares of common stock relating to that group in exchange for cash and/or securities or other property having a fair value equal to the net proceeds of the disposition; or

       (B) if the disposition involves substantially all, but not all, of such properties and assets, redeem that number of whole shares of the class of common stock relating to that group as have in the aggregate an average market value, during the period of ten consecutive trading days beginning on the 26th trading day immediately succeeding the consummation date, closest to the net proceeds of the disposition; and the redemption price will be cash and/or securities or other property having a fair value equal to such net proceeds; or

    - convert each outstanding share of such class of common stock into a number of shares of common stock relating to the other group equal to 110% of the ratio of the average market value of one share of common stock relating to the group subject to the disposition to the average market value of one share of common stock relating to the other group during the 10-trading day period beginning on the 26th trading day following the disposition date.

We may only pay a dividend or redeem shares of common stock as set forth above if we have legally available funds under Delaware law and the amount to be paid to holders is less than or equal to the Available Dividend Amount for the group. We are required to pay such dividend or complete such redemption or conversion on or prior to the 95th trading day following the disposition.

    For purposes of determining whether a disposition has occurred, "substantially all of the properties and assets" attributed to either group means a portion of such properties and assets:

    - that represents at least 80% of the then fair value of the properties and assets attributed to that group; or

    - from which were derived at least 80% of the aggregate revenues of that group for the immediately preceding twelve fiscal quarterly periods.

    The "net proceeds" of a disposition means an amount equal to what remains of the gross proceeds of the disposition after any payment of, or reasonable provision is made as determined by our board of directors for:

    - any taxes payable by us, or which would have been payable but for the utilization of tax benefits attributable to the group not subject to the disposition, in respect of the disposition or in respect of any resulting dividend or redemption;

    - any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses; and

    - any liabilities of or attributed to the group subject to the disposition, including, without limitation, any liabilities for deferred taxes, any indemnity or guarantee obligations incurred in connection with the disposition or otherwise, any liabilities for future purchase price adjustments and any preferential amounts plus any accumulated and unpaid dividends in respect of the preferred stock attributed to that group.

    We may elect to pay the dividend or redemption price in connection with a disposition either in the same form as the proceeds of the disposition were received or in any other combination of cash, securities or other property that our board of directors or, in the case of securities that have not been publicly traded for a period of at least 15 months, an independent investment banking firm, determines will have an aggregate market value of not less than the fair value of the net proceeds.

    THE FOLLOWING ILLUSTRATION DEMONSTRATES THE PROVISIONS REQUIRING A MANDATORY DIVIDEND, REDEMPTION OR CONVERSION IF A DISPOSITION OCCURS. If:

    - 100 million shares of PE Biosystems stock and 50 million shares of Celera Genomics stock were outstanding,

    - the net proceeds of the disposition of substantially all, but not all, of the assets of the Celera Genomics group equals $500 million,

    - the average market value of the Celera Genomics stock during the 10-trading day valuation period was $15 per share and

    - the average market value of the PE Biosystems stock during the same valuation period was $80 per share,

then we could do any of the following:

(1) pay a dividend to the holders of shares of Celera Genomics stock equal to:

        net proceeds
---------------------------       =
number of outstanding shares
  of Celera Genomics stock

        $500 million
       --------------             =
     50 million shares                   $10 per share

(2) redeem for $15 per share a number of shares of Celera Genomics stock equal to:

     net proceeds
----------------------
 average market value
  of Celera Genomics         =
         stock

     $500 million
      -----------
     $15 per share           =      33,333,333
                                    shares

(3) convert each outstanding share of Celera Genomics stock into a number of shares of PE Biosystems stock equal to:

                         average market value
                       of Celera Genomics stock
1.1            X        ----------------------         =
                         average market value
                        of PE Biosystems stock

                             $15 per share
1.1            X              -----------              =      .20625
                             $80 per share                    shares

    EXCEPTIONS TO THE DIVIDEND, REDEMPTION OR CONVERSION REQUIREMENT IF A DISPOSITION OCCURS. We are not required to take any of the above actions for any disposition of all or substantially all of the properties and assets attributed to either group in a transaction or series of related transactions that results in our receiving for such properties and assets primarily equity securities of any entity which:

    - acquires such properties or assets or succeeds to the business conducted with such properties or assets or controls such acquiror or successor; and

    - is primarily engaged or proposes to engage primarily in one or more businesses similar or complementary to the businesses conducted by that group prior to the disposition, as determined by our board of directors.

The purpose of this exception is to enable us technically to "dispose" of properties or assets of a group to other entities engaged or proposing to engage in businesses similar or complementary to those of that group without requiring a dividend on, or a conversion or redemption of, the class of common stock of that group, so long as we hold an equity interest in that entity. A joint venture in which we own a direct or indirect equity interest is an example of such an acquiror. We are not required to control that entity, whether by ownership or contract provisions.

    We are also not required to effect a dividend, redemption or conversion if the disposition is:

    - of all or substantially all of our properties and assets in one transaction or a series of related transactions in connection with our dissolution, liquidation or winding up and the distribution of our assets to stockholders;

    - on a pro rata basis, such as in a spin-off, to the holders of all outstanding shares of the class of common stock relating to the group subject to the disposition; or

    - made to any person or entity controlled by us, as determined by our board of directors.

    NOTICES IF DISPOSITION OF GROUP ASSETS OCCURS. Not later than the 20th trading day after the consummation of a disposition, we will announce publicly by press release:

    -  the estimated net proceeds of the disposition;

    - the number of shares outstanding of the class of common stock relating to the group subject to the disposition; and

    - the number of shares of such class of common stock into or for which convertible securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof.

    Not earlier than the 36th trading day and not later than the 40th trading day after the consummation of the disposition, we will announce publicly by press release whether we will pay a dividend or redeem shares of common stock with the net proceeds of the disposition or convert the shares of common stock of the group subject to the disposition into the other class of common stock.

    We are required to cause to be mailed to each holder of shares of the class of common stock relating to the group subject to the disposition the additional notices and other information required by the new certificate of incorporation.

    CONVERSION OF COMMON STOCK AT OUR OPTION AT ANY TIME. Our board of directors may at any time convert each share of PE Biosystems stock into a number of shares of Celera Genomics stock equal to 110% of the ratio of the average market values of the PE Biosystems stock to the Celera Genomics stock over a 20-trading day period. Conversely, our board of directors may also at any time convert each share of Celera Genomics stock into a number of shares of PE Biosystems stock equal to 110% of the ratio of the average market values of the Celera Genomics stock to the PE Biosystems stock over a 20-trading day period. We will calculate the ratio as of the fifth trading day prior to the date we mail the conversion notice to holders.

    However, if a Tax Event occurs at any time, a factor of 100% rather than 110% will be applied to the ratio of the average market values. This means that the holders of the class of common stock being converted will not receive any premium in such conversion.

    "Tax Event" means the receipt by PE of an opinion of its tax counsel that, as a result of:

    - any amendment to, or change in, the laws or regulations interpreting such laws of the United States or any political subdivision or taxing authority, including any announced proposed change by an applicable legislative committee or its chair in such laws or by an administrative agency in such regulations, or

    - any official or administrative pronouncement, action or judicial decision interpreting or applying such laws or regulations,

it is more likely than not that for United States federal income tax purposes:

    - PE or our stockholders are, or, at any time in the future, will be subject to tax upon the issuance of shares of either PE Biosystems stock or Celera Genomics stock, or

    - either PE Biosystems stock or Celera Genomics stock is not or, at any time in the future, will not be treated solely as stock of PE.

For purposes of rendering such an opinion, tax counsel will assume that any legislative or administrative proposals will be adopted or enacted as proposed.


    These provisions allow us the flexibility to recapitalize the two classes of common stock into one class of common stock that would, after such recapitalization, represent an equity interest in all of our businesses. The optional conversion or redemption could be exercised at any future time if our board of directors determines that, under the facts and circumstances then existing, an equity structure consisting of two classes of common stock was no longer in the best interests of all of our stockholders. Such exchange could be exercised, however, at a time that is disadvantageous to the holders of one of the classes of common stock. See "Risk Factors--Stockholders may not have any remedies for breach of fiduciary duties if any action by directors and officers has a disadvantageous effect on either class of common stock" and "--Numerous potential conflicts of interests exist between classes of common stock which may be diffult to resolve by our board or which may be resolved adversely to one of the classes."


    Many factors could affect the market values of the PE Biosystems stock or the Celera Genomics stock, including our results of operations and those of each of the groups, trading volume and general economic and market conditions. Market values could also be affected by decisions by our board of directors or our management that investors perceive to affect differently one class of common stock compared to the other. These decisions could include changes to our management and allocation policies, transfers of assets between groups, allocations of corporate opportunities and financing resources between the groups and changes in dividend policies.

    THE FOLLOWING ILLUSTRATION DEMONSTRATES THE CALCULATION OF THE NUMBER OF SHARES ISSUABLE UPON CONVERSION OF ONE CLASS OF COMMON STOCK INTO SHARES OF THE OTHER CLASS AT OUR OPTION. If:

    -  a Tax Event has not occurred,

    - 50 million shares of Celera Genomics stock and 100 million shares of PE Biosystems stock were outstanding immediately prior to a conversion,

    - the average market value of one share of the Celera Genomics stock over the 20-trading day valuation period was $15, and

    - the average market value of one share of PE Biosystems stock over the same valuation period was $80,

then each share of Celera Genomics stock could be converted into .20625 shares of PE Biosystems stock based on the following calculation:

                         $15                .20625
1.1            X         ---         =      shares
                         $80

    REDEMPTION IN EXCHANGE FOR STOCK OF SUBSIDIARY. Our board of directors may redeem on a pro rata basis all of the outstanding shares of PE Biosystems stock or Celera Genomics stock for shares of the common stock of one or more of our wholly-owned subsidiaries which own all of the assets and liabilities attributed to the relevant group. If at the time of any such redemption of PE Biosystems stock, the PE Biosystems group is entitled to Celera Genomics Designated Shares, we will also issue an equal number of shares of Celera Genomics stock either to
(1) the holders of the PE Biosystems stock or (2) one or more of those PE Biosystems group subsidiaries. We may redeem shares of common stock for subsidiary stock only if we have legally available funds under Delaware law.

    These provisions are intended to give us increased flexibility with respect to spinning-off the assets of one of the groups by transferring the assets of that group to one or more wholly-owned subsidiaries and redeeming the shares of common stock related to that group in exchange for stock of such subsidiary or subsidiaries. As a result of any such redemption, holders of each class of common stock would hold securities of separate legal entities operating in distinct lines of business. Such a redemption could be authorized by our board of directors at any time in the future if it determines that, under the facts and circumstances then existing, an equity structure comprised of the PE Biosystems stock and the Celera Genomics stock is no longer in the best interests of all of our stockholders as a whole.

    SELECTION OF SHARES FOR REDEMPTION. If less than all of the outstanding shares of a class of common stock are to be redeemed, we will redeem such shares proportionately from among the holders of outstanding shares of such common stock or by such method as may be determined by our board of directors to be equitable.

    FRACTIONAL INTERESTS; TRANSFER TAXES. We will not be required to issue fractional shares of any capital stock or any fractional securities to any holder of either class of common stock upon any conversion, redemption, dividend or other distribution described above. If a fraction is not issued to a holder, we will pay cash instead of such fraction.

    We will pay all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of any shares of capital stock and/or other securities on conversion or redemption of shares.

    VOTING RIGHTS

    Currently, holders of our existing common stock have one vote per share on all matters submitted to shareholders.

    Under the new certificate of incorporation the entire voting power of our stockholders will be vested in the holders of common stock, who will be entitled to vote on any matter on which our stockholders are entitled to vote, except as otherwise required by our board of directors or provided by law or stock exchange rules, by the terms of any outstanding preferred stock or by any provision of the new certificate of incorporation restricting the power to vote on a specified matter to other stockholders.

    Holders of common stock will vote as a single class on each matter on which holders of common stock are generally entitled to vote.

    On all matters as to which both classes of common stock will vote together as a single class:

    -  each share of PE Biosystems stock will have one vote; and

    - each share of Celera Genomics stock will have a number of votes equal to the quotient of the average market value of a share of Celera Genomics stock over the 20-trading day period ending on the 10th trading day prior to the record date for determining the holders of common stock entitled to vote, divided by the average market value of a share of PE Biosystems stock over the same period.

    Accordingly, the relative per share voting rights of the PE Biosystems stock and the Celera Genomics stock will fluctuate depending on changes in the relative market values of shares of such classes of common stock.

    We expect that, upon completion of the recapitalization, the PE Biosystems stock will have a substantial majority of the voting power because we expect that the aggregate market value of the outstanding shares of PE Biosystems stock will be substantially greater than the aggregate market value of the outstanding shares of Celera Genomics stock.

    We will set forth the number of outstanding shares of PE Biosystems stock and Celera Genomics stock in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q filed under the Securities Exchange Act of 1934. We will disclose in any proxy statement for a stockholders' meeting the number of outstanding shares and per share voting rights of the PE Biosystems stock and the Celera Genomics stock.

    If shares of only one class of common stock are outstanding, each share of that class will have one vote. If either class of common stock is entitled to vote as a separate class with respect to any matter, each share of that class will, for purpose of such vote, have one vote on such matter.

    Fluctuations in the relative voting rights of the PE Biosystems stock and the Celera Genomics stock could influence an investor interested in acquiring and maintaining a fixed percentage of the voting power of our stock to acquire such percentage of both classes of common stock, and would limit the ability of investors in one class to acquire for the same consideration relatively more or less votes per share than investors in the other class.

    The holders of PE Biosystems stock and Celera Genomics stock will not have any rights to vote separately as a class on any matter coming before our stockholders, except for certain limited class voting rights provided under Delaware law. In addition to the approval of the holders of a majority of the voting power of all shares of common stock voting together as a single class, the approval of a majority of the outstanding shares of the PE Biosystems stock or the Celera Genomics stock, voting as a separate class, would be required under Delaware law to approve any amendment to the new certificate of incorporation that would change the par value of the shares of the class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. As permitted by Delaware law, the new certificate of incorporation will provide that an amendment to the new certificate of incorporation that increases or decreases the number of authorized shares of PE Biosystems stock or Celera Genomics stock will only require the approval of the holders of a majority of the voting power of all shares of common stock, voting together as a single class, and will not require the approval of the holders of the class of common stock affected by such amendment, voting as a separate class.

    THE FOLLOWING ILLUSTRATION DEMONSTRATES THE CALCULATION OF THE NUMBER OF VOTES EACH SHARE OF CELERA GENOMICS STOCK WOULD BE ENTITLED ON ALL MATTERS ON WHICH HOLDERS OF PE BIOSYSTEMS STOCK AND CELERA GENOMICS STOCK VOTE AS A SINGLE CLASS. If the average market value for the 20-trading day valuation period was $15 for the Celera Genomics stock and $80 for the PE Biosystems stock, each share of PE Biosystems stock would have one vote and each share of Celera Genomics stock would have 0.188 votes based on the following calculation:

$15
---            =      0.188
$80                   votes

Assuming 100 million shares of PE Biosystems stock and 50 million shares of Celera Genomics stock were outstanding, the shares of PE Biosystems stock would represent approximately 91.4% of our total voting power and the shares of Celera Genomics stock would represent approximately 8.6% of our total voting power.

    LIQUIDATION

    Currently, in the event of our liquidation, dissolution or termination, after payment, or provision for payment, of our debts and other liabilities and the payment of full preferential amounts to which the holders of any preferred stock are entitled, holders of existing common stock are entitled to share equally in our remaining net assets.

    Under the new certificate of incorporation, in the event of our dissolution, liquidation or winding up, after payment or provision for payment of the debts and other liabilities and full preferential amounts to which holders of any preferred stock are entitled, regardless of the group to which such shares of preferred stock were attributed, the holders of PE Biosystems stock and Celera Genomics stock will be entitled to receive our assets remaining for distribution to holders of common stock on a per share basis in proportion to the liquidation units per share of such class.

    Each share of PE Biosystems stock will have one liquidation unit. Each share of Celera Genomics stock will have a number of liquidation units equal to the quotient of the average market value of a share of Celera Genomics stock over the 20-trading day period ending on the 40th trading day after the effective date of the recapitalization, divided by the average market value of a share of PE Biosystems stock over the same period.

    After the number of liquidation units to which each share of Celera Genomics stock is entitled has been calculated in accordance with this formula, that number will not be changed without the approval of holders of the class of common stock adversely affected except as described below. As a result, after the date of the calculation of the number of liquidation units to which the Celera Genomics stock is entitled, the liquidation rights of the holders of the respective classes of common stock may not bear any relationship to the relative market values or the relative voting rights of the two classes. We consider that liquidation is a remote contingency, and our financial advisors believe that, in general, these liquidation provisions are immaterial to trading in the PE Biosystems stock and the Celera Genomics stock.

    No holder of PE Biosystems stock will have any special right to receive specific assets of the PE Biosystems group and no holder of Celera Genomics stock will have any special right to receive specific assets of the Celera Genomics group in the case of our dissolution, liquidation or winding up.

    If we subdivide or combine the outstanding shares of either class of common stock or declare a dividend or other distribution of shares of either class of common stock to holders of such class of common stock, the number of liquidation units of either class of common stock will be appropriately adjusted, as determined by our board of directors, to avoid any dilution in the aggregate, relative liquidation rights of any class of common stock.

    Neither a merger nor consolidation of PE into or with any other corporation, nor any sale, transfer or lease of all or any part of our assets, will, alone, be deemed a liquidation or winding up of PE, or cause the dissolution of PE, for purposes of these liquidation provisions.

    DETERMINATIONS BY THE BOARD OF DIRECTORS

    Any determinations made in good faith by our board of directors under any provision described under "Description of PE Biosystems

Stock and Celera Genomics Stock," and any determinations with respect to any group or the rights of holders of shares of either class of common stock, will be final and binding on all of our stockholders, subject to the rights of stockholders under applicable Delaware law and under the federal securities laws.

    PREEMPTIVE RIGHTS

    Neither the holders of the PE Biosystems stock nor the holders of the Celera Genomics stock will have any preemptive rights or any rights to convert their shares into any other securities of PE.

CELERA GENOMICS DESIGNATED SHARES

    The PE Biosystems group may hold in the future an equity interest in the Celera Genomics group in the form of "Celera Genomics Designated Shares" as a result of future contributions of cash or property to the Celera Genomics group described below. Our board of directors could create Celera Genomics Designated Shares if it determines that (1) the Celera Genomics group requires additional equity capital to finance its business and (2) the PE Biosystems group should supply that capital.

    Celera Genomics Designated Shares are authorized shares of Celera Genomics stock that are not issued and outstanding, but which our board of directors, pursuant to the management and allocation policies, may from time to time issue without allocating the proceeds or other benefits of such issuance to the Celera Genomics group. The Celera Genomics Designated Shares are not eligible to receive dividends and can not be voted.

    The number of Celera Genomics Designated Shares will initially be zero but from time to time will be:

    - increased by a number equal to the quotient obtained by dividing (1) the fair value of all cash or other property that we allocate to the PE Biosystems group that is contributed to the Celera Genomics group by (2) the average market value of Celera Genomics stock over the 20-trading day period immediately prior to the date of contribution;

    - decreased by a number equal to the quotient obtained by dividing (1) the fair value of all cash or other property that we allocate to the Celera Genomics group that is transferred to the PE Biosystems group to reduce the number of Celera Genomics Designated Shares by (2) the average market value of Celera Genomics stock over the 20-trading day period immediately prior to the date of transfer;

    - decreased by the number of newly issued shares of Celera Genomics stock, the proceeds of which have been allocated to the PE Biosystems group, or issued as a dividend or distribution or by reclassification, exchange or otherwise to holders of PE Biosystems stock; and

    - adjusted as appropriate to reflect subdivisions and combinations of the Celera Genomics stock and dividends or distributions of shares of Celera Genomics stock to holders of Celera Genomics stock and other reclassifications of Celera Genomics stock.

RIGHTS AGREEMENT

    We have issued participating preferred stock purchase rights (the "existing rights") to all holders of our existing common stock under our rights agreement dated as of April 30, 1989 with our rights agent, The First National Bank of Boston. Each existing right entitles the holder to purchase shares of participating preferred stock under conditions described in the existing rights agreement. The existing rights expire on April 30, 1999. If the recapitalization proposal is implemented, we will amend the existing rights agreement so as not to apply to the recapitalization.

    Pursuant to the recapitalization, our board of directors has determined to issue, under a new rights agreement that is substantially similar to the existing rights agreement:

    - one right for each share of PE Biosystems stock (a "PE Biosystems Right"), which will allow holders to purchase shares of a newly designated Series A participating junior preferred stock of PE if a "distribution date" occurs; and

    - one right for each share of Celera Genomics stock (a "Celera Genomics Right"), which will allow holders to purchase shares of a newly designated Series B participating junior preferred stock of PE if a "distribution date" occurs.

We refer to the PE Biosystems Rights and the Celera Genomics Rights as the "Rights." The new rights agreement contains provisions designed to, among other things:

    -  reflect our new equity structure;

    - reset the prices at which rights issued under the new rights agreement may be exercised for shares of participating preferred stock; and

    -  reflect our reincorporation in Delaware.

    A "distribution date" will occur upon the earlier of:

    - the tenth day after a public announcement that a person or group of affiliated or associated persons other than us or our employee benefit plans (an "acquiring person") has acquired beneficial ownership of (1) 15% or more of the shares of PE Biosystems stock then outstanding or (2) 15% or more of the shares of Celera Genomics stock then outstanding; or

    - the tenth business day or a later day determined by our board of directors following the commencement of a tender or exchange offer that would result in such person or group beneficially owning such number of shares.

Until the distribution date, the Rights will be transferred only with the common stock.

    Following the distribution date, holders of Rights will be entitled to purchase from PE:

    - in the case of a PE Biosystems Right, one one-thousandth of a share of Series A participating junior preferred stock at a purchase price of $425, subject to adjustment (the "Series A Purchase Price"); and

    - in the case of a Celera Genomics Right, one one-thousandth of a share of Series B participating junior preferred stock at a purchase price of $125, subject to adjustment (the "Series B Purchase Price").

An existing right entitles the holder to purchase one one-hundredth of a share of participating preferred stock at a purchase price of $90 upon the occurrence of a distribution date under the existing rights agreement. In adopting the new rights agreement, our board of directors determined that $90 would not represent the long term value of a share of PE Biosystems stock or Celera Genomics stock.

    If any person or group becomes an acquiring person:

    - a PE Biosystems Right will entitle its holder to purchase, at the Series A Purchase Price, a number of shares of PE Biosystems stock with a market value equal to twice the Series A Purchase Price; and

    - a Celera Genomics Right will entitle its holder to purchase, at the Series B Purchase Price, a number of shares of Celera Genomics stock with a market value equal to twice the Series B Purchase Price.

    In certain circumstances after the Rights have been triggered, we may exchange the Rights, other than Rights owned by an acquiring person, at an exchange ratio of one share of PE Biosystems stock per PE Biosystems Right and one share of Celera Genomics stock per Celera Genomics Right.

    If, following the time a person becomes an acquiring person:

    - PE is acquired in a merger or other business combination transaction and PE is not the surviving corporation;

    - any person consolidates or merges with PE and all or part of the common stock is converted or exchanged for securities, cash or property of any other person; or

    -  50% or more of PE's assets or earnings power is sold or transferred,

each PE Biosystems Right and each Celera Genomics Right will entitle its holder to purchase, for the Series A Purchase Price or Series B Purchase Price, a number of shares of common stock of the surviving entity in any such merger, consolidation or other business combination or the purchaser in any such sale or transfer with a market value equal to twice the Series A Purchase Price or Series B Purchase Price.

    The Rights will expire on the tenth anniversary of the adoption of the new rights agreement unless we extend or terminate them as described below.

    At any time until a person becomes an acquiring person, our board of directors may redeem all of the Rights at a price of $.01 per Right. On the redemption date, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive this price.

    A holder of a Right will not have any rights as a stockholder of PE, including the right to vote or to receive dividends, until a Right is exercised.

    At any time prior to the time that any person becomes an acquiring person, we may, without the approval of any holders of Rights, supplement or amend any provision of the new rights agreement in any manner, whether or not such supplement or amendment is adverse to any holders of the Rights. From and after the time a person becomes an acquiring person, we may, without the approval of any holders of Rights, supplement or amend the new rights agreement:

    -  to cure any ambiguity,

    - to correct or supplement any provision that may be defective or inconsistent, or

    - in any manner that we may deem necessary or desirable and which does not adversely affect the interests of the holders of Rights, other than an acquiring person.

    The new rights agreement contains provisions designed to prevent the inadvertent triggering of the Rights. For example, it gives a person who has inadvertently acquired 15% or more of the outstanding shares of a class of common stock and does not have any intention of changing or influencing the control of PE the opportunity to sell a sufficient number of shares so that such acquisition would not trigger the Rights. In addition, the Rights will not be triggered and a divestiture of shares will not be required by our repurchase of shares of common stock outstanding which could raise the proportion of shares held by a person to over the applicable 15% threshold. However, any person who exceeds such threshold as a result of our stock repurchases will trigger the Rights if such person subsequently acquires any additional shares of common stock.

    We have filed a copy of the form of the new rights agreement with the SEC as an exhibit to the registration statement of which this proxy statement is a part. Upon request, we will provide you with a copy of the new rights agreement free of charge.

COMPARISON OF SHAREHOLDER RIGHTS

    Following the recapitalization, your rights as shareholders will cease to be governed by New York law, the existing certificate of incorporation and the existing by-laws. Instead, your rights will be governed by the Delaware law, the new certificate of incorporation and the new by-laws.

    The following discussion summarizes all material differences between your rights as a shareholder of PE as a New York corporation and your rights as a stockholder of PE as a Delaware corporation. Except as described below, the material provisions of the new certificate of incorporation and the new by-laws are substantially similar to those of the existing certificate of incorporation and the existing by-laws. For additional information regarding the specific rights relating to the PE Biosystems stock and Celera Genomics stock, you should read "--Description of PE Biosystems Stock and Celera Genomics Stock."

    AMENDMENTS TO CERTIFICATE OF INCORPORATION

    Under New York law and Delaware law, our board of directors must propose an amendment to the certificate of incorporation and then a majority of all outstanding shares entitled to vote must approve it. Under New York law, a separate vote of a class or series of capital stock is required for amendments which exclude or limit the voting rights of such stock, provide for a conversion of such stock into another class or series, change the conversion rights of such stock, or authorize shares which have preferences in any respect superior to that stock. Under Delaware law and the new certificate of incorporation, amendments which make changes regarding the capital stock by increasing or decreasing the par value or otherwise adversely affecting the rights of such class must be approved by a majority vote of each class or series of stock affected, even if such stock would not otherwise have voting rights.

    AMENDMENTS TO BY-LAWS

    Under New York law and the existing by-laws, either the affirmative vote of the holders of a majority of the outstanding shares entitled to vote or the affirmative vote of a majority of the members of our board of directors can amend or repeal our by-laws. Under Delaware law, the new certificate of incorporation and the new by-laws, either the affirmative vote of the holders of shares having a majority of the votes cast affirmatively or negatively and present in person or by proxy at the meeting or the affirmative vote of a majority of the members of our board of directors can amend or repeal our by-laws.

    VOTE REQUIRED FOR MERGER AND CERTAIN OTHER TRANSACTIONS

    Under New York law, our board of directors must adopt a plan of merger or consolidation or share exchange or approve a sale, lease, exchange or other disposition of all of our assets. The holders of two-thirds of all shares entitled to vote must then adopt the plan.


    Under Delaware law, our board of directors must approve an agreement of merger or a sale, lease or exchange of all or substantially all of our assets. The holders of a majority of the outstanding shares entitled to vote must then adopt that board of directors' action. Delaware law does not have a share exchange provision.


    SHAREHOLDER APPROVAL OF STOCK PLANS

    Under New York law, the issuance of stock options or similar incentives to directors, officers or employees must be authorized by a majority of the votes cast at a shareholders' meeting by the shareholders entitled to vote thereon.

    Delaware law does not have a similar requirement.

    NUMBER OF DIRECTORS

    Under the existing certificate of incorporation and existing by-laws, the number of directors will not be less than three and not more than 15. The existing by-laws and new by-laws provide that our board of directors or a by-law amendment may fix the number of directors.

    Under the new certificate of incorporation and new by-laws, the number of directors will not be less than three and not more than 13. The new certificate of incorporation provides that the number of directors will be fixed by resolution of our board of directors.

    REMOVAL OF DIRECTORS

    New York law provides that any director may be removed for cause by a vote of the shareholders entitled to vote. New York law further allows an action to obtain a judgment removing a director for cause to be brought by the attorney-general or by holders of 10% of the outstanding shares, whether or not entitled to vote. The existing by-laws also provide that a director may be removed for cause by a vote of a majority of our board of directors. In addition, under New York law and the existing by-laws, shareholders may remove any director with or without cause by the vote of a majority of the outstanding shares entitled to vote at a special meeting called for that purpose.

    Under Delaware law and the new certificate of incorporation, stockholders may remove any director with or without cause by the vote of the holders of shares entitled to cast a majority of the votes entitled to be cast by all outstanding shares entitled to vote at an election of directors.

    FILLING NEWLY CREATED DIRECTORSHIPS AND VACANCIES

    Under New York law and the existing by-laws, a majority of the directors then in office, even if less than a quorum, may fill vacancies in our board of directors resulting from any reason other than the removal of a director without cause, including vacancies resulting from newly created directorships. Only a vote of the shareholders may fill vacancies resulting from the removal of a director by shareholders without cause.

    Under Delaware law and the new by-laws, a majority of directors then in office, even if less than a quorum, may fill vacancies and newly created directorships.

    CUMULATIVE VOTING

    Under New York law and the existing certificate of incorporation, as well as Delaware law and the new certificate of incorporation, stockholders will not have cumulative voting in electing directors.

    LIMITATION ON DIRECTOR'S LIABILITY

    As permitted by both New York law and Delaware law, both the existing certificate of incorporation and the new certificate of incorporation eliminate or limit the personal liability of a director to PE or our stockholders for money damages based on his or her breach of fiduciary duty. A director's liability is not eliminated or limited, however, for any breach of the director's duty of loyalty to our company or our stockholders, for acts or omissions not in good faith, which is the Delaware standard, or in bad faith, which is the New York standard, or which involve intentional misconduct or a knowing violation of law, or for any transaction from which he or she derived an improper personal benefit, or for liability arising under Delaware law relating to unlawful payment of dividends or unlawful stock purchase or redemption.

    INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The existing by-laws provide that we will indemnify any director, officer or employee against any damage, judgment, settlement, penalty, fine, cost or expense, including attorneys' fees, incurred in connection with any legal proceeding, except where their acts or omissions:

    -  were in breach of their duty of loyalty to PE or our shareholders;

    - were in bad faith or involved intentional misconduct or a knowing violation of law; or

    -  resulted in their receipt of an improper personal benefit.

    The new by-laws generally provide that we will indemnify any director or officer to the fullest extent authorized by Delaware law against any expense, liability and loss, including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement.

    The existing by-laws and the new by-laws generally provide that we will also pay reasonable expenses of the indemnified director, officer or employee in advance of the final disposition of the proceeding to the fullest extent permitted by law.

    SPECIAL MEETINGS OF STOCKHOLDERS

    Under New York law and the existing by-laws, as well as Delaware law, the new certificate of incorporation and the new by-laws, only our board of directors or our chairman, president or secretary may call a special meeting of the stockholders.

    ACTION BY WRITTEN CONSENT OF STOCKHOLDERS


    Under New York law, any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting if all of the shareholders entitled to vote consent to the action in writing.


    Under Delaware law, unless the certificate of incorporation states otherwise, stockholders may take action with the written consent of the holders who would need to vote in favor of the action in a meeting at which all shares entitled to vote were present. The new certificate of incorporation provides that, in order to be effective, written consent of all of the stockholders entitled to vote must be obtained.

    STOCKHOLDER PROPOSALS AND NOMINATIONS

    The existing by-laws provide that any shareholder may present a proposal for action at an annual or special meeting of shareholders only if such proposal has been submitted in writing to PE and received by the secretary of PE at least 60 days, but not more than 90 days, before such annual or special meeting. If the date of the meeting is first publicly announced or disclosed in writing to the shareholders less than 70 days before the meeting, however, such notice may be given not more than ten days after that announcement or writing. To be considered at all, however, such proposal must be an appropriate subject of shareholder action. In addition, such shareholder must provide certain specified information regarding his or her share ownership and interest in such proposal.

    The new by-laws provide that any stockholder may present a nomination for a directorship or a proposal for action at an annual meeting of stockholders only if such nomination or proposal has been delivered in writing to the secretary of PE not less than 45 or more than 75 days prior to the first anniversary of the date on which PE first mailed proxy materials for the preceding year's annual meeting of stockholders. If the date of the annual meeting is advanced to more than 30 days prior to, or delayed by more than 30 days after, the anniversary of the preceding year's annual meeting, notice by the stockholder must be so delivered not later than the close of business on the later of the 90th day prior to the date of the annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. The notice must contain certain information regarding the proposal or nomination as well as certain specified information regarding the stockholder giving the notice and his or her interest in such proposal, as well as a statement whether such stockholder intends to solicit proxies. In addition, any stockholder proposal must be an appropriate subject of stockholder action.

    BUSINESS COMBINATIONS FOLLOWING A CHANGE IN CONTROL

    Under Section 912 of the New York Business Corporation Law, an "interested shareholder" is defined as a holder of 20% or more of the outstanding voting stock. An interested shareholder may engage in a business combination transaction, such as a merger, consolidation or sale of substantially all the assets of the corporation, with PE only if:

    - our board of directors approved the transaction before such shareholder became an interested shareholder;

    - the holders of a majority of the outstanding voting stock held by all disinterested shareholders approve the transaction after a five-year waiting period; or

    - following the five-year waiting period, the transaction satisfies certain fair price provisions.

    Under Section 203 of the Delaware General Corporation Law, an "interested stockholder" is defined as a holder of 15% or more of the outstanding voting stock. An interested stockholder may engage in a business combination transaction with PE only if:

    - our board of directors approved the transaction before such stockholder became an interested stockholder or approved the transaction in which such stockholder became an interested stockholder;

    - the interested stockholder acquired at least 85% of the voting stock in the transaction in which it became an interested stockholder; or

    - our board of directors and the holders of shares entitled to cast two-thirds of the votes entitled to be cast by all of the outstanding voting shares held by all disinterested stockholders approve the transaction.

    TRANSACTIONS WITH CONTROL PERSONS; GREENMAIL

    The existing certificate of incorporation prevents transactions between PE and a holder of one percent or more of the voting power of PE unless the transaction (1) is approved by a majority of disinterested directors or two-thirds of the voting power of shares held by disinterested shareholders or
(2) satisfies specified fair price criteria. The new certificate of incorporation does not include provisions restricting transactions between PE and significant stockholders. However, as described under "--Business Combinations Following a Change in Control," Section 203 of the Delaware General Corporation Law limits the ability of a 15% or more holder of the outstanding voting stock to engage in a business combination transaction with our company.

    Under the existing certificate of incorporation and the existing by-laws, we are prevented from purchasing shares of common stock from a 1% holder at a price above the average price paid by the 1% holder for such shares over the previous two years unless the purchase is approved by at least a majority of disinterested shares. The new certificate of incorporation and the new by-laws do not contain provisions limiting our ability to repurchase shares of common stock from stockholders.

    DISSENTERS' RIGHTS

    Under New York law, a shareholder who complies with prescribed statutory procedures is entitled to dissent and obtain payment of the fair value of its shares in the event of consummation of:

    - a plan of merger or consolidation upon which the shareholder is entitled to vote, unless the corporation is the surviving corporation or its shares are listed on a national securities exchange or quoted as a national market system security;

    - a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired; or

    - a sale, lease, exchange or other disposition of all, or substantially all, of the corporation's property if a shareholder vote is required for such disposition.

    Generally, stockholders of a Delaware corporation who object to certain mergers or a consolidation of the corporation are entitled to appraisal rights, requiring the surviving corporation to pay the fair value of the dissenting shares. There are, however, no statutory rights of appraisal with respect to stockholders of a Delaware corporation whose shares of stock are either (1) listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or (2) held of record by more than 2,000 stockholders. However, appraisal rights will be available to holders of shares if they are the required by the merger terms to accept anything other than shares of the survivor, listed or quoted shares or cash in lieu of fractional shares. In addition, no appraisal rights are available for any shares of stock of a surviving corporation in a merger if the merger did not require the approval of the stockholders of such corporation. Further, Delaware law does not provide appraisal rights to stockholders who dissent from the sale of all or substantially all of the corporation's assets unless the certificate of incorporation provides otherwise. The new certificate of incorporation will not provide for appraisal rights upon the sale of all or substantially all of our assets.

    The meaning of "fair value" in payment for shares upon exercise of dissenters' rights is different under New York law and Delaware law. Delaware law provides that "fair value" does not include any element of value arising from the completion or expectation of the transaction. New York law mandates that the court should consider the nature of the transaction, its effect on the corporation and its shareholders, and the concepts and methods of valuation then customary in the relevant financial and securities markets.

    RESTRICTIONS ON DIVIDENDS


    Under New York law, a dividend may be paid on common stock, out of surplus, which is defined as the excess of net assets over stated capital only, unless, after payment of the dividend, we are insolvent or would be rendered insolvent.


    Under Delaware law, a dividend may be paid on common stock out of either surplus, which is defined as the excess of net assets over capital, or if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Dividends may not be paid out of net profits if our capital is less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. The payment of dividends on the PE Biosystems stock and the Celera Genomics stock will also be restricted by provisions in the new certificate of incorporation. See "--Description of PE Biosystems Stock and Celera Genomics Stock."

    RESTRICTIONS ON STOCK REPURCHASES

    Under New York law, we may not purchase or redeem shares if we are insolvent or would be rendered insolvent.

    Under Delaware law, we may not purchase or redeem shares when our capital is impaired or when such purchase or redemption would cause any impairment of our capital, except that (1) we may purchase or redeem out of capital any shares which are entitled to a preference over another class or series of its stock or
(2) if no shares entitled to a preference are outstanding, we may purchase or redeem shares out of capital. We also may not purchase any shares which are redeemable at our option for more than the price at which they are then redeemable.

    TRANSACTIONS WITH DIRECTORS

    Under New York law, certain contracts or transactions in which a director has an interest are not void or voidable solely by reason of that interest if the contract or transaction:

    - is approved by the shareholders or by a majority of the disinterested directors if the material facts are disclosed in good faith or known; or

    -  was fair and reasonable to the corporation at the time of approval.

However, New York law prohibits the corporation from making loans to a director unless the loans are authorized by vote of its shareholders.

    Delaware law contains provisions regarding transactions with directors that are substantially similar to those of New York law. However, Delaware law provides that we may make loans or provide guarantees for our officers, including those who are also directors, if our board of directors reasonably expects that such action will benefit PE.

    STOCKHOLDER INSPECTION OF CORPORATE RECORDS

    Under New York law, a shareholder who has been a shareholder of record for at least six months, or who holds at least 5% of any class of outstanding shares, is entitled to inspect our stock ledger, minutes of shareholders' meetings, records of all actions taken by shareholders without a meeting, and certain financial statements.

    Under Delaware law, any stockholder may inspect for any proper purpose our stock ledger, list of stockholders and other books and records, and may make copies or extracts from them.

    PREEMPTIVE RIGHTS

    As permitted by New York law, the existing certificate of incorporation provides that shareholders do not have preemptive rights.

    Under Delaware law, stockholders do not have preemptive rights unless specifically granted in the certificate of incorporation. The new certificate of incorporation will not grant preemptive rights.

CERTAIN ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND THE NEW CERTIFICATE OF
  INCORPORATION, THE NEW BY-LAWS AND THE NEW RIGHTS AGREEMENT

    The following discussion concerns certain provisions of Delaware law and the new certificate of incorporation, the new by-laws, and the new rights agreement that could be viewed as having the effect of discouraging an attempt to obtain control of PE. These provisions are similar in many respects to those currently applicable to us. Since this is only a summary, you should also carefully read the discussion of the rights of our stockholders under Delaware law and New York law under "--Comparison of Shareholder Rights."

    DELAWARE LAW

    SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW. Under certain circumstances, Section 203 of the Delaware General Corporation Law, which is summarized under "--Comparison of Shareholder Rights," limits the ability of an "interested stockholder" to effect various business combinations with PE for a three-year period following the time that such stockholder became an interested stockholder.

    SPECIAL MEETINGS. Under Delaware law, unless the certificate of incorporation or the by-laws provide otherwise, stockholders are not permitted to call a special meeting of stockholders. The new certificate of incorporation and the new by-laws do not permit stockholders to call a special meeting.

    CERTIFICATE OF INCORPORATION AND BY-LAWS

    AUTHORIZED SHARES. The new certificate of incorporation will provide that we may from time to time issue shares of preferred stock in one or more series, the terms of which will be determined by our board of directors, and common stock of either class. We will not solicit approval of our stockholders unless our board of directors believes that approval is advisable or is required by stock exchange regulations or Delaware law. This could enable our board of directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of PE by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of PE.

    STOCKHOLDER ACTION BY WRITTEN CONSENT. The new certificate of incorporation provides that stockholders may act by written consent only if the written consent of all stockholders entitled to vote is obtained. Therefore, as a practical matter, stockholders seeking to obtain control of PE may only take actions at an annual or special meeting of stockholders.

    STOCKHOLDER PROPOSALS AND NOMINATIONS. As summarized under "--Comparison of Shareholder Rights--Stockholder Proposals and Nominations," the new by-laws provide an advance notice procedure for stockholders to bring business before an annual meeting of stockholders or to nominate directors for election at an annual or special meeting. These procedural requirements could have the effect of delaying or preventing the submission of certain matters proposed by any stockholder to a vote of the stockholders.

    RIGHTS AGREEMENT

    As described under "--Rights Agreement," the new rights agreement will permit disinterested stockholders to acquire additional shares of PE or of an acquiring company at a substantial discount in the event of certain described changes in control. The new rights agreement is intended to discourage anyone from buying shares of common stock having more than 15% of the voting power of either class of common stock without board of directors' approval.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion is a summary of the principal United States federal income tax consequences of the implementation of the recapitalization proposal. The discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Department regulations, published positions of the Internal Revenue Service, and court decisions now in effect, all of which are subject to change. In particular, Congress could enact legislation affecting the treatment of stock with characteristics similar to the PE Biosystems stock and the Celera Genomics stock, or the Treasury Department could issue regulations that change current law. Any future legislation or regulations could apply retroactively to the implementation of the recapitalization proposal.

    This discussion addresses only those of you who hold your existing common stock and would hold your PE Biosystems stock and Celera Genomics stock as a capital asset. This discussion does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular tax circumstances. This discussion does not apply to you if you are a tax-exempt organization, S corporation or other pass-through entity, mutual fund, small business investment company, regulated investment company, insurance company or other financial institution, broker-dealer or are otherwise subject to special treatment under the federal income tax laws. This discussion also does not apply to those of you who hold your existing common stock as part of a straddle, hedging or conversion transaction. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS, AS WELL AS TO THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS TO WHICH YOU MAY BE SUBJECT.

    TAX IMPLICATIONS TO YOU OF THE IMPLEMENTATION OF THE RECAPITALIZATION
        PROPOSAL

    In the opinion of our counsel, Simpson Thacher & Bartlett, the implementation of the recapitalization proposal will, except to the extent described below, be tax-free to you. This means that:

    - You will not recognize any income, gain or loss on the exchange of your existing common stock for shares of PE Biosystems stock and Celera Genomics stock;

    - You will recognize capital gain or loss on any cash received in lieu of fractional shares of Celera Genomics stock equal to the difference between the amount of cash received and the basis allocated to such fractional shares;

    - Your basis in the existing common stock held immediately before the implementation of the recapitalization proposal will be allocated between the PE Biosystems stock and the Celera Genomics stock received, including any fractional shares deemed received, in proportion to the fair market value of such PE Biosystems stock and Celera Genomics stock on the date of the distribution;

    - Your holding period of the PE Biosystems stock and the Celera Genomics stock will include the holding period of the existing common stock; and

    - Any gain or loss recognized upon a subsequent sale or exchange of either the PE Biosystems stock or the Celera Genomics stock will be capital gain or loss.

    TAX IMPLICATIONS TO YOU OF A CONVERSION OF
      PE BIOSYSTEMS STOCK OR CELERA
      GENOMICS STOCK

    Simpson Thacher & Bartlett has advised that if we exercise any of our options to convert one class of common stock into the other class of common stock, that conversion will be tax-free to you. You will have a carryover adjusted tax basis in the shares of common stock that you receive and generally a holding period that includes the holding period of the common stock you surrendered in the exchange.

    NO INTERNAL REVENUE SERVICE RULING

    No ruling has been sought from the Internal Revenue Service. The Internal Revenue Service has announced that it will not issue any advance rulings on the classification of an instrument that has certain voting and liquidation rights in an issuing corporation but whose dividend rights are determined by reference to the earnings of a segregated portion of the issuing corporation's assets, including assets held by a subsidiary. Simpson Thacher & Bartlett's opinion is not binding on the Internal Revenue Service. In addition, there are no court decisions or other authorities that bear directly on the effect of the features of the PE Biosystems stock and Celera Genomics stock. It is possible, therefore, that the Internal Revenue Service could assert that the receipt of the PE Biosystems stock or the Celera Genomics stock as well as the subsequent exchange of the PE Biosystems stock and Celera Genomics stock could be taxable to you and to us. Simpson Thacher & Bartlett, however, is of the opinion that the Internal Revenue Service would not prevail in such an assertion.

    CLINTON ADMINISTRATION PROPOSAL

    A recent proposal by the Clinton Administration would impose a corporate level tax on the issuance of stock similar to the PE Biosystems stock or the Celera Genomics stock. If this proposal is enacted, we could be subject to tax on an issuance of PE Biosystems stock or Celera Genomics stock after the date of enactment. We can not predict, however, whether the proposal will be enacted by Congress and, if enacted, whether it will be in the form proposed by the Clinton Administration. If our shareholders approve the recapitalization proposal, our board of directors currently intends to implement the recapitalization, subject to further legislative developments relating to this tax proposal.

    Under the new certificate of incorporation, we may convert the PE Biosystems stock or the Celera Genomics stock into shares of the other class without any premium if there are adverse federal income tax law developments. See "Description of PE Biosystems Stock and Celera Genomics Stock--Conversion and Redemption-- Conversion of Common Stock at Our Option at Any Time." The proposal of the Clinton Administration would be such an adverse development if it is implemented or receives certain legislative action.

STOCK EXCHANGE LISTINGS

    We will list the PE Biosystems stock on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "PEB." We will list the Celera Genomics stock on such exchanges under the symbol "CRA."

EXCHANGE PROCEDURES

    Upon consummation of the recapitalization, your stock certificates for our existing common stock will represent shares of PE Biosystems stock. Shortly after the recapitalization, you will be mailed stock certificates representing your shares of Celera Genomics stock. You will also receive instructions on how you may, at your option, exchange your existing stock certificates for new certificates representing your PE Biosystems stock.

STOCK TRANSFER AGENT AND REGISTRAR

    Our existing transfer agent, BankBoston, N.A. will act as the registrar and transfer agent for both the PE Biosystems stock and the Celera Genomics stock.

FINANCIAL ADVISORS

    Morgan Stanley Dean Witter is acting as our sole advisor with respect to the structuring of the recapitalization proposal. We have agreed to pay Morgan Stanley Dean Witter a fee of $2,750,000.

    In addition, we have engaged Bear Stearns & Company, Inc., SG Cowen Securities Corporation and Deutsche Bank Securities Inc. as financial advisors. We have agreed to pay

Bear Stearns a fee of $1,000,000, SG Cowen a fee of $750,000 and Deutsche Bank a fee of $750,000.

    We have also agreed to reimburse these advisors for their reasonable out-of-pocket expenses, including the fees and expenses of their lawyers, and to indemnify them against liabilities under the Securities Act and certain other liabilities.

EFFECT ON EXISTING OPTIONS AND WARRANTS

    If the recapitalization is implemented, each outstanding stock option under our existing stock option plans will be converted into separately exercisable options to acquire one share of PE Biosystems stock and .5 of a share of Celera Genomics stock. The exercise price for the resulting PE Biosystems stock options and Celera Genomics stock options will be calculated by multiplying the exercise price under such existing stock option by a fraction, the numerator of which is the opening price of the applicable class of common stock underlying such option on the first date such stocks are traded, regular way, after the recapitalization, and the denominator of which is the sum of such prices for the PE Biosystems stock and the Celera Genomics stock.

    If the recapitalization is implemented, pursuant to the terms of the Class F and Class G warrants to purchase shares of existing common stock, each such warrant will become exercisable for a number of shares of PE Biosystems stock and a number of shares of Celera Genomics stock equal to the numbers of shares which the holder of such warrant would receive in the recapitalization had such warrant been exercised immediately prior to the recapitalization. The warrants will not be separately exercisable into solely PE Biosystems stock or solely Celera Genomics stock. The exercise price and expiration date of each warrant will not be affected by the recapitalization.


OPTIONS FOR CELERA GENOMICS STOCK TO BE ISSUED UPON THE RECAPITALIZATION


    In connection with the recapitalization, we have granted, pursuant to the new Celera Genomics stock incentive plan described under "Proposals 2 and 3--Adoption of PE Corporation/PE Biosystems Group 1999 Stock Incentive Plan and PE Corporation/Celera Genomics Group 1999 Stock Incentive Plan," options to purchase a total of 3,613,931 shares of Celera Genomics stock to certain executive officers and directors of PE and employees of the Celera Genomics group. These options include options to purchase 1,421,585 shares of Celera Genomics stock granted to Dr. Venter in recognition of his contributions to the organization of the Celera Genomics group and his continuing efforts towards its future success.

    We also expect to issue options to purchase 5% of the outstanding shares of Celera Genomics stock to The Institute of Genomics Research for its agreement not to compete with the Celera Genomics group and other consideration. These options, which will not be granted under our stock incentive plan, are expected to have a ten-year term and to be immediately exercisable.

NO DISSENTERS' RIGHTS

    Under New York law, shareholders who dissent from the recapitalization proposal will not have appraisal rights.

                        THE PERKIN-ELMER CORPORATION --
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION OF CONTINUING OPERATIONS

    You should read this discussion with our consolidated financial statements. Historical results and percentage relationships are not necessarily indicative of operating results for any future periods.

    Throughout the following discussion of operations we refer to the impact on our reported results of the movement in foreign currency exchange rates from one reporting period to another as "foreign currency translation."

    DISCONTINUED OPERATIONS

    On January 21, 1999, we announced a plan to sell our Analytical Instruments business. On March 8, 1999, we announced an agreement for the sale of the business to EG&G, Inc. for $425 million. Under the terms of the agreement, we will receive $275 million in cash and a $150 million one-year note. We expect the sale to close in the fourth quarter of fiscal 1999 subject to regulatory approval and other normal closing conditions. Amounts previously reported for Analytical Instruments have been reclassified and stated as discontinued operations. See Note 15 to the consolidated financial statements.

    EVENTS IMPACTING COMPARABILITY

    ACQUISITIONS AND INVESTMENTS. On January 22, 1998, we acquired PerSeptive Biosystems, Inc. The acquisition has been accounted for as a pooling of interests and, accordingly, our financial results have been restated to include the combined operations. See Note 2 to the consolidated financial statements.

    We acquired Molecular Informatics, Inc. and a 14.5% interest, and approximately 52% of the voting rights, in Tecan AG during the second quarter of fiscal 1998, and GenScope, Inc. during the third quarter of fiscal 1997. The results of operations for the above acquisitions, each of which was accounted for as a purchase, have been included in the consolidated financial statements since the date of each respective acquisition. A discussion of our significant acquisitions and investments is provided in Note 2 to the consolidated financial statements.

    RESTRUCTURING AND OTHER MERGER COSTS. We incurred merger-related period costs of $2.0 million in the first six months of fiscal 1999 in connection with the integration of PerSeptive into PE. During fiscal 1998, we recorded $48.1 million of before-tax charges, or $.87 per diluted share after-tax, for restructuring and other merger costs to integrate PerSeptive into PE. The charge included $4.1 million of inventory-related write-offs, recorded in cost of sales, associated with the rationalization of certain product lines. The objectives of the integration plan are to lower PerSeptive's cost structure by reducing excess manufacturing capacity, achieve broader worldwide distribution of PerSeptive's products, and combine sales, marketing and administrative functions.

    In fiscal 1996, a before-tax charge of $17.5 million, or $.38 per diluted share after-tax, was recorded by PerSeptive for restructuring actions and other related costs. A discussion of our restructuring programs is provided in Note 10 to the consolidated financial statements.

    ACQUIRED RESEARCH AND DEVELOPMENT. During fiscal 1998, 1997 and 1996, we recorded charges for purchased in-process research and development in connection with certain acquisitions. The charges recorded in fiscal 1998, 1997 and 1996 were $28.9 million, $26.8 million and $33.9 million, or $.57, $.54 and $.72 per diluted share after-tax, respectively. See Note 2 to the consolidated financial statements.

    In the second quarter of fiscal 1998, we expensed $28.9 million of the Molecular Informatics acquisition cost as in-process research and development, representing 53.6% of the purchase price. This amount was attributed and supported by a discounted probable cash flow analysis on a project-by-project basis. At the acquisition date, the technological feasibility of the acquired technology had not been established and the acquired technology had no future alternative uses.

    We attributed approximately 10% of the in-process research and development value to BioLIMS, a software system that manages data, initiates analysis programs, and captures the results in a centralized, relational database for sequencing instruments; 6% to GA SFDB, a client-side add-on product to several existing gene sequencing instruments; 38% to BioMERGE, a client-server management and integration system that organizes proprietary, public and third-party results in a single relational database for the drug discovery and genomic research markets; 9% to BioCLINIC, a client-server management and integration system that organizes proprietary, public and third-party results generated from DNA and protein sequence analysis in a single database for the clinical trials phase of drug development; and 37% to SDK, an open architecture software platform from which all of Molecular Informatics' future software applications are expected to be derived.

    As of the acquisition date, all of the major functionality for BioLIMS 2.0 had been completed and the product was subsequently released in September 1998. As of the acquisition date, BioLIMS 3.0 was in the design and scoping phase and is expected to be released in June 1999. As of the acquisition date, GA SFDB was in early alpha phase and had been completed concurrent with the development of BioLIMS 2.0 and was released in September 1998. As of the acquisition date, BioMerge 3.0 functional scope was defined and the requirements assessment had been completed and was subsequently released in November 1998. As of the acquisition date, the BioClinic product requirements had been specified and discussions had begun with two potential customers to begin the specific software modifications. Development efforts were terminated in April 1998 due to unsuccessful marketing efforts. As of the acquisition date, the SDK requirements assessment had been completed and the functional scope had been defined. Currently, one successful prototype has been completed and additional development efforts continue in this area.

    At the date of the acquisition, management expected to complete the majority of these projects and commence generating significant revenues in fiscal 1999 at an additional research and development cost of approximately $6.9 million. We attributed $11.8 million of the purchase price to core technology and existing products, primarily related to the BioMERGE product. We applied a risk-adjusted discount to the projects' cash flows of 20% for existing technology and 23% for in-process technology. The risk premium of 3% for in-process technologies was determined by management based on the associated risks of releasing these in-process technologies versus the existing technologies for the emerging bioinformatics software industry. The significant risks associated with these products include the limited operating history of Molecular Informatics, uncertainties surrounding market acceptance of such in-process products, competitive threats from other bioinformatics companies and other risks. Management is primarily responsible for estimating the fair value of such existing and in-process technology.

    During the third quarter of fiscal 1997, we acquired GenScope, Inc., for $26.8 million. GenScope, founded in 1995, represented a development stage venture with no operating history and effectively no revenues. At the acquisition date, technological feasibility of the acquired technology right had not been established and the acquired technology right had no future alternative uses. At the time of the acquisition, GenScope had limited R&D contract services only. We acquired the right to utilize AFLP-based gene expression technology in the field of human health, but did not obtain any core technology or other rights. GenScope's limited balance sheet, consisting of assets of approximately $.2 million, had yet to deliver commercial value. Accordingly, we recorded a charge of $25.4 million attributable to the in-process technology purchased. We based this amount on the early development stage of this life science business acquired, the technological hurdles to the application of this technology to the field of human health and the underlying cash flow projections. The acquisition represented the purchase of development stage technology, not at the time considered commercially viable in the health care applications that we intend to pursue. Our intent was to first develop the technology into a set of molecular screening tools for use in the enhancement of pharmaceutical product development. We allocated $1.4 million of the purchase price to technology rights attributable to GenScope's AFLP gene expression technology. AFLP is an enhancement of the polymerase chain reaction ("PCR") process that allows selective analysis of any portion of genetic material without the specific, prior sequence information normally required for PCR. Of the $25.4 million expensed as in-process research and development, $5.5 million represented a contingent liability due on the issuance of a process patent for technology under development.

    Through June 30, 1998, we incurred approximately $4.9 million in additional research and development costs to further develop the AFLP technology in the field of human health. We anticipate spending an additional $13.9 million in fiscal 1999 and 2000 to substantially complete such project. Such costs approximate those anticipated at the date of acquisition.

    During the fourth quarter of fiscal 1996, we acquired Tropix, Inc., a world leader in the development, manufacture and sale of chemiluminescent detection technology for life sciences. At the acquisition date, the technological feasibility of the acquired technology had not been established and the acquired technology had no future alternative uses. The acquisition cost, net of cash acquired, was $36.0 million and was accounted for as a purchase. The purchase price was allocated to the net assets acquired and to purchased in-process research and development. Purchased in-process research and development included the value of products in the development stage and not considered to have reached technological feasibility. We expensed $22.3 million of the Tropix acquisition cost as in-process research and development, representing 60.3% of the purchase price. This amount was attributed and supported by a discounted probable cash flow analysis on a project-by-project basis. The remaining purchase price was allocated as follows: $10.2 million to proprietary patents and core technology, $1.4 million to trademarks and tradenames, $.2 million to assembled workforce and $1.9 million to working capital and property, plant and equipment acquired.

    Approximately 56% of the in-process research and development value was attributed to the pharmaceutical screening products project, a project designed to incorporate existing proprietary technologies of Tropix into assay methods for pharmaceutical customers and to perform the screening required by those customers on-site. Additionally, there was to be continued development of suitable assays to improve and expand the technology covered by Tropix patents. The intent was to be a one-stop service where Tropix would develop and perform screening for pharmaceutical customers. Assets in place for this project were the intellectual property of Tropix and the scientific expertise required to customize both the reagents and the methods necessary for the intended use of the customers. Approximately 44% of the in-process research and development value was attributed to the diagnostics products project, a project related to the continued development of the reagent product line. Derivatives of the proprietary technology and expansion of the patents surrounding it were planned to exploit the leadership that Tropix held in its core chemiluminescent products. Also, work was being performed on ancillary reagents to enhance both reactions and stability of existing Tropix dioxetanes. Development of new kits and applications based on the Gal-Star substrate, in particular, were in-process. All of these activities were focused on expanding the existing product line in consumables in order to maintain Tropix's leadership in chemiluminescence.

    Through June 30, 1998, we incurred approximately $2.8 million in additional research and development costs to further develop these projects. The diagnostic products project was completed in fiscal 1997. We anticipate spending an additional $.8 million in fiscal 1999 to complete the pharmaceutical screening project. Such costs approximate those anticipated at the date of acquisition.

    A risk-adjusted discount rate of 23% was employed to value the in-process projects. The significant risks associated with these products include the limited operating history of Tropix, uncertainties surrounding market acceptance of such in-process products and other competitive risks. Management is primarily responsible for estimating the fair value of such existing and in-process technologies.

    In fiscal 1996, we acquired Zoogen, Inc., a leading provider of genetic analysis services for $2.1 million, a minority equity interest in Paracel, Inc., a provider of information filtering technologies for $4.5 million and PerSeptive Technologies Corporation, a research and development company formed to fund the development of novel tools for clinical diagnostics and screening of biological compounds for drug discovery, for $19.3 million. In connection with these life science acquisitions, $11.6 million of purchased in-process research and development was expensed in fiscal 1996.

    The $11.6 million of purchased in-process research and development primarily related to in-process projects at PerSeptive Technologies and Zoogen at the dates of acquisition. For all of the fiscal 1996 acquisitions, the technological feasibility of the acquired technology had not been established at the acquisition dates and the acquired technology had no future alternative uses.

    Four projects were in-process at PerSeptive Technologies at the date of acquisition. We abandoned three of these projects upon acquisition and, therefore, did not assign any value. The remaining in-process project was the drug-screening program, a program designed to develop new methodologies for the screening of libraries of biological and chemical compounds to enhance the discovery of drugs. Such project was subsequently transferred to ChemGenics Pharmaceuticals in exchange for a 34% equity interest. In fiscal 1997, after additional research and development efforts by ChemGenics, we received a 6% interest in Millennium Pharmaceuticals in exchange for our ownership in ChemGenics and recognized a $25.9 million gain upon such transaction.

    The in-process projects at Zoogen included the flea allergy dermatitis, green iguana sexing, parrot sexing, and the feline genotyping projects. All projects were completed in fiscal 1997, except for the flea allergy dermatitis project, at an additional cost of approximately $.3 million. The flea allergy dermatitis project was abandoned in fiscal 1997. All costs incurred approximated those anticipated at the date of acquisition.

    IMPAIRMENT OF ASSETS. Cost of sales for fiscal 1997 included $.7 million, or $.01 per diluted share after-tax, for the write-down of certain impaired assets. The fiscal 1997 charge was a result of adopting Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In fiscal 1996, we recorded a before-tax cost of sales charge of $9.9 million, or $.21 per diluted share after-tax, for the impairment of certain production assets associated with the realignment of the product offerings of PerSeptive. See Note 1 to the consolidated financial statements.

    GAIN ON INVESTMENTS. The first six months of fiscal 1998 included a before-tax gain of $.8 million, or $.02 per diluted share after-tax, related to the release of contingencies on a minority equity investment. Fiscal 1998, 1997, and 1996 included before-tax gains of $1.6 million, $64.9 million, and $11.7 million, respectively, related to the sale and release of contingencies on minority equity investments. The fiscal 1998, 1997, and 1996 after-tax gains per diluted share were $.03, $1.15, and $.19, respectively. See Note 2 to the consolidated financial statements.

    RESULTS OF CONTINUING OPERATIONS FOR THE SIX MONTHS ENDED DECEMBER 31, 1998
      COMPARED WITH THE SIX MONTHS ENDED DECEMBER 31, 1997

    We reported income from continuing operations of $36.1 million, or $.71 per diluted share, for the first six months of fiscal 1999 compared with income from continuing operations of $10.1 million, or $.20 per diluted share, for the first six months of fiscal 1998. Excluding merger-related costs of $2.0 million incurred in fiscal 1999, and acquired research and development costs of $28.9 million recorded in fiscal 1998, income for the first six months of fiscal 1999 decreased 3.5% compared with the prior year.

    Net revenues were $543.2 million for the first six months of fiscal 1999 compared with $411.2 million for the first six months of fiscal 1998, an increase of 32.1%. Excluding the results of Tecan, which were not included in the prior year, revenues increased 18.2%. The effects of foreign currency translation decreased net revenues by approximately 1% compared with the prior year.

    Geographically, excluding Tecan, we reported revenue growth in all regions. Revenues increased 24% in the United States, 18% in Europe, 5% in the Far East, and 10% in Latin America and other markets, compared with the prior year. Demand for the PE Biosystems group's new ABI PRISM-TM- 3700 DNA Analyzer, which began shipping in the second quarter of fiscal 1999, was strong. Shipments for our sequence detection systems and LC/MS products also contributed to the growth.

    Gross margin as a percentage of net revenues was 54.9% in the first six months of fiscal 1999 compared with 53.8% in the first six months of fiscal 1998. This was primarily the result of a change in product mix for the PE Biosystems group which reported higher unit sales of reagents to support genetic analysis systems and increased royalty revenues. Continued growth in instrument sales of the PE Biosystems group's higher margin genetic analysis product offerings and increased contract licensing revenues for the Celera Genomics group also contributed to the growth.

    SG&A expenses were $164.4 million in the first six months of fiscal 1999 compared with $127.2 million in fiscal 1998. Excluding Tecan, SG&A expenses increased 15.2% in the first six months of fiscal 1999 compared with the prior year. This increase was due to higher planned expenses for the PE Biosystems group and expenses associated with establishing facilities and staff for the Celera Genomics group. As a percentage of net revenues, SG&A expenses were 30% for fiscal 1999 compared with 31% for the prior year.

    R&D expenses increased $27.8 million, or 58.6%, to $75.2 million compared with $47.4 million in the prior year. Excluding Tecan, R&D expenses increased 41% compared with the prior year. Spending by the PE Biosystems group for R&D totaled $57 million, an increase of 35% over last year in support of new product launches and to accelerate product development. The Celera Genomics group's R&D investments associated with establishing the infrastructure for core sequencing operations and information systems contributed to the increase in R&D expense. As a percentage of net revenues, our R&D expenses were 13.8% compared with 11.5% for the prior year.

    We incurred merger-related costs of $2.0 million in the first six months of fiscal 1999 for training, relocation and communication costs in connection with the integration of PerSeptive. See Note 10 to the condensed consolidated financial statements. Additional merger-related period costs of approximately $3.0 million to $5.0 million are expected to be incurred through the remaining quarters of fiscal 1999.

    Operating income increased to $56.8 million for the second quarter of fiscal 1999 compared with operating income of $17.7 million for the prior year. On a comparable basis excluding the results of Tecan, merger-related costs of $2.0 million in fiscal 1999 and the acquired research and development charge of $28.9 million recorded in the second quarter of fiscal 1998, operating income increased 3% compared with the prior year.

    Including operating income derived from revenues of $9.8 million from sales to the Celera Genomics group, the PE Biosystems group's operating income increased 48.8% in the first six months of fiscal 1999. On a comparable basis, excluding Tecan and operating income on revenues to the Celera Genomics group, the PE Biosystems group's operating income increased 22.5% compared with the prior year. Excluding Tecan, operating income for the PE Biosystems rose to $89.4 million, or 18% of sales, for the first six months of fiscal 1999 compared with $67.4 million, or 16% of sales, in fiscal 1998. The PE Biosystems group benefited from higher gross margins and lower SG&A expenses as a percentage of net revenues. The PE Biosystems group's increase was partially offset by operating losses at the Celera Genomics group. The Celera

Genomics group incurred $15.7 million of operating losses for the first six months of fiscal 1999 compared with an operating loss of $3.2 million in the prior year. The effects of currency translation for the PE Biosystems group for the first six months of fiscal 1999 decreased operating income by approximately $3 million compared with the prior year.

    Interest expense was $2.1 million for the first six months of fiscal 1999 compared with $2.7 million for the prior year. This decrease was primarily due to the refinancing of PerSeptive's 8 1/4% Convertible Subordinated Notes and lower average interest rates. Interest income was $.7 million for the first six months of fiscal 1999 compared with $3.9 million for the prior year, primarily because of lower average cash balances.

    Other expense, net in fiscal 1999 was $.5 million compared with other income, net of $1.3 million for the prior year. Other expense recognized in the second quarter of fiscal 1999, primarily related to the revaluation of foreign exchange contracts, more than offset other income related to a legal settlement which was recognized in the first quarter of fiscal 1999. The other income, net for fiscal 1998 resulted from a gain on the sale of certain non-operating assets.

    Our effective income tax rate was 19% for the first six months of fiscal 1999. Excluding Tecan, our effective income tax rate was 18% for the first six months of fiscal 1999. Excluding special items in fiscal 1998, our effective income tax rate was 25%. The fiscal 1999 tax rate was favorably affected by reduced income in the United States resulting from the operating losses at the Celera Genomics group.

    We recognized minority interest expense of $8.2 million in the first six months of fiscal 1999 relating to our 14.5% interest in Tecan.

    RESULTS OF CONTINUING OPERATIONS--1998 COMPARED WITH 1997

    We reported net income from continuing operations of $15.7 million, or $.31 per diluted share, for fiscal 1998, compared with net income from continuing operations of $102.5 million, or $2.07 per diluted share, for fiscal 1997. On a comparable basis, excluding the special items previously described, net income increased 17.3% to $86.4 million for fiscal 1998 compared with $73.7 million for fiscal 1997, and earnings per diluted share increased 21.1% to $1.78 for fiscal 1998 from $1.47 for fiscal 1997. Excluding the effects of currency translation and special items, earnings per diluted share would have increased approximately 39% compared with the prior year.

    Net revenues were $944.3 million for fiscal 1998, compared with $768.4 million for fiscal 1997, an increase of 22.9%. Excluding Tecan, revenues increased 16.3% compared with the prior year. The effects of currency translation decreased net revenues by approximately $33 million, or 4%, compared with the prior year, as the U.S. dollar strengthened against most European and Far Eastern currencies. On a worldwide basis, excluding Tecan and the effects of currency translation, revenues would have increased approximately 21% compared with the prior year. Increased demand for genetic analysis, liquid chromatography/mass spectrometry ("LC/MS"), and PCR product lines was the primary contributor.

    All geographic markets reported increased revenues over the prior year. Excluding Tecan, net revenues in the United States, Europe and the Far East increased 24.9%, 10.7% and 4.6%, respectively. Before the effects of currency translation, and excluding Tecan, revenues in Europe and the Far East would have increased approximately 18% and 14%, respectively, compared with the prior year. We believe slower Japanese government funding in the second half of fiscal 1998 and the lack of a supplemental budget, which added to fiscal 1997 revenues, contributed to a lower growth rate of only 3% in the Japanese market.

    Gross margin as a percentage of net revenues was 53.8% for fiscal 1998 compared with 52.9% for fiscal 1997. Fiscal 1998 gross margin included $4.1 million of inventory-related write-offs associated with the rationalization of certain product lines in connection with the acquisition of PerSeptive, and fiscal 1997 included a charge of $.7 million for the write-down of certain impaired assets. Excluding the special items, fiscal 1998 gross margin increased to 54.3% of revenues compared with 53.0% for fiscal 1997. Benefits realized from the sale of higher-margin genetic analysis products and increased royalty revenues in the United States, more than offset the negative effects of currency translation.

    SG&A expenses were $283.4 million for fiscal 1998 compared with $229.9 million for the prior year. The 23.3% increase in expenses, or 16.5% excluding Tecan, was due to higher planned worldwide selling and marketing expenses, commensurate with the substantially higher revenue and order growth. Before the effects of currency translation and Tecan, SG&A expenses increased approximately 19% compared with the prior year. As a percentage of net revenues, SG&A expenses remained essentially unchanged from the prior year at 30%.

    R&D expenses of $111.7 million increased 37.5% over the prior year. R&D spending increased 42.9%, or 35.9% excluding Tecan, over the prior year as we continued our product development efforts and preparation for new product launches. As a percentage of net revenues, our R&D expenses increased to 11.8% compared with 10.6% for the prior year.

    During fiscal 1998, we recorded $48.1 million of charges for restructuring and other merger costs to integrate PerSeptive following the acquisition. See
Note 10 to the consolidated financial statements. The objectives of the integration plan are to lower PerSeptive's cost structure by reducing excess manufacturing capacity, achieve broader worldwide distribution of PerSeptive's products, and combine sales, marketing, and administrative functions. The charge included: $33.9 million for restructuring the combined operations; $8.6 million for transaction costs; and $4.1 million of inventory-related write-offs, recorded in cost of sales, associated with the rationalization of certain product lines. Additional non-recurring acquisition costs of $1.5 million for training, relocation, and communication costs were recognized as period expenses in the third and fourth quarters and were classified as other merger-related costs. We expect to incur an additional $6.5 million to $8.5 million of acquisition-related costs for training, relocation, and communication in fiscal 1999. These costs will be recognized as period expenses when incurred and will be classified as other merger costs.

    The $33.9 million restructuring charge includes $13.8 million for severance-related costs and workforce reductions of approximately 170 employees, consisting of 114 employees in production labor and 56 employees in sales and administrative support. The remaining $20.1 million represents facility consolidation and asset-related write-offs and includes: $11.7 million for contract and lease terminations and facility related expenses in connection with the reduction of excess manufacturing capacity; $3.2 million for dealer termination payments, sales office consolidations, and consolidation of sales and administrative support functions; and $5.2 million for the write-off of certain tangible and intangible assets and the termination of certain contractual obligations. These restructuring actions are expected to be substantially completed by the end of fiscal 1999. Transaction costs of $8.6 million include acquisition-related investment banking and professional fees. As of June 30, 1998, approximately 12 employees were separated under the plan and the actions are proceeding as planned.

    Fiscal 1998 included $28.9 million of purchased in-process research and development associated with the acquisition of Molecular Informatics. In fiscal 1997, we recorded a charge of $26.8 million primarily for in-process research and development related to the acquisition of GenScope.

                                OPERATING INCOME

                                               (DOLLAR
                                             AMOUNTS IN
                                              MILLIONS)
                                             -----------
1997
Operating income before special items......   $    95.7
Acquired R&D...............................       (26.8)
Impairment of assets.......................         (.7)
                                             -----------
  Operating income.........................   $    68.2
                                             -----------
                                             -----------

1998
Operating income before special items......   $   117.6
Restructuring and other merger costs.......       (48.1)
Acquired R&D...............................       (28.9)
                                             -----------
  Operating income.........................   $    40.6
                                             -----------
                                             -----------

    Operating income decreased to $40.6 million for fiscal 1998 compared with $68.2 million for fiscal 1997. Excluding the special charges for restructuring and other merger costs, acquired research and development, and the impairment of assets, operating income increased $21.9 million, or 22.9%, primarily as a result of increased volume and improved margins. Excluding Tecan, operating income before special items increased 14.9% compared with the prior year. Before the effects of currency translation and excluding Tecan, fiscal 1998 operating income before special items increased 32.8% compared with the prior year. Geographically, excluding Tecan, fiscal 1998 operating income before special items increased 29.7% in the United States, 20.1% in the Far East, and 8.0% in Europe compared with fiscal 1997. A 23.5% increase in operating income from higher-margin sequencing and mapping systems was the primary contributor. As a percentage of net revenues, operating income before special items remained essentially unchanged compared with the prior year.

    In fiscal 1998 and 1997, we recorded gains of $1.6 million and $64.9 million, respectively, on the sale and release of contingencies on minority equity investments. See Note 2 to the consolidated financial statements.

    Interest expense was $4.9 million for fiscal 1998 compared with $5.9 million for the prior year. This decrease was primarily due to the refinancing of the PerSeptive Notes together with slightly lower outstanding debt balances and lower average interest rates. Interest income was $5.9 million for fiscal 1998 compared with $8.8 million for the prior year, primarily because of lower cash balances resulting from the use of cash to fund our continued investments and acquisitions, as well as from lower interest rates.

    Other income, net for fiscal 1998 of $3.1 million, primarily related to the sale of certain operating and non-operating assets, compared with other income, net of $1.9 million for the prior year.

    Our effective tax rate was 54% for fiscal 1998 and 26% for fiscal 1997. Excluding Tecan in fiscal 1998, and special items in fiscal 1998 and fiscal 1997, the effective income tax rate was 24% for fiscal 1998 compared with 27% for fiscal 1997. Increased earnings in low tax jurisdictions reduced our rate for fiscal 1998. An analysis of the differences between the federal statutory income tax rate and the effective rate is provided in Note 4 to the consolidated financial statements.

    Minority interest expense of $5.6 million was recognized in fiscal 1998 relating to our company's 14.5% financial interest in Tecan. See Note 2 to the consolidated financial statements.

    RESULTS OF CONTINUING OPERATIONS--1997 COMPARED WITH 1996

    We reported net income from continuing operations of $102.5 million, or $2.07 per diluted share, for fiscal 1997 compared with net income from continuing operations of $1.3 million, or $.03 per diluted share, for fiscal 1996. On a comparable basis, excluding the special items previously described, net income and earnings per diluted share increased 37.6% and 27.8%, respectively.

    Net revenues for fiscal 1997 were $768.4 million, an increase of 19.6% over the $642.2 million reported for fiscal 1996. The effects of currency rate movements decreased net revenues by approximately $25 million, or 4%, as the U.S. dollar strengthened against the Japanese Yen and certain European currencies.

    All geographic markets experienced revenue growth for fiscal 1997. Net revenues in the United States, Europe, and the Far East increased 20.2%, 22.0%, and 16.3%, respectively. Increased demand for genetic analysis, LC/MS, and the PCR product lines was the primary contributor. Excluding currency effects, revenues in Europe and the Far East would have increased approximately 26% and 29%, respectively.

    Gross margin as a percentage of net revenues was 52.9% for fiscal 1997 compared with 50.5% for fiscal 1996. Excluding the $.7 million and $9.9 million charges for impaired assets, recorded in cost of sales, for fiscal 1997 and 1996, respectively, gross margin was 53.0% compared with 52.0%. The improved gross margin was the result of the overall unit volume increase and product mix.

    SG&A expenses were $229.9 million for fiscal 1997 compared with $188.3 million for fiscal 1996, an increase of 22.1%, reflecting a 16% increase in worldwide marketing expenses, commensurate with the growth in revenues, and increased costs for our restricted stock and performance-based compensation programs. The total expense for the restricted stock and performance-based programs was $20.4 million and $7.9 million for fiscal 1997 and 1996, respectively. As a percentage of net revenues, our SG&A expenses remained essentially unchanged at approximately 30% for both fiscal 1997 and fiscal 1996.

    R&D expenses were $81.2 million for fiscal 1997 compared with $62.4 million for fiscal 1996. R&D spending increased 30.1% over the prior year as we continued our product development efforts for the bioresearch markets. As a percentage of net revenues, R&D expenses increased to 10.6% for fiscal 1997 compared with 9.7% for fiscal 1996.

                                OPERATING INCOME

                                               (DOLLAR
                                             AMOUNTS IN
                                              MILLIONS)
                                             -----------
1996
Operating income before special items......   $    83.3
Restructuring..............................       (17.5)
Acquired R&D...............................       (33.9)
Impairment of assets.......................        (9.9)
                                             -----------
  Operating income.........................   $    22.0
                                             -----------
                                             -----------

1997
Operating income before special items......   $    95.7
Acquired R&D...............................       (26.8)
Impairment of assets.......................         (.7)
                                             -----------
  Operating income.........................   $    68.2
                                             -----------
                                             -----------

    Operating income for fiscal 1997 was $68.2 million compared with $22.0 million for fiscal 1996. Fiscal 1997 and 1996 included charges of $26.8 million and $33.9 million, respectively, for acquired research and development related to acquisitions. We incurred a charge of $.7 million in fiscal 1997 and $9.9 million in fiscal 1996 for impairment of assets. Fiscal 1996 also included a restructuring charge of $17.5 million for restructuring actions and other related costs associated with PerSeptive. On a comparable basis, excluding special items in both years, operating income increased 14.9% compared with the prior year as a result of increased volume and improved gross margins.

    All geographic markets contributed to the improved operating income before special items. An increase in operating income from high-margin sequencing systems was the primary contributor. The strongest growth was in Europe, where fiscal 1997 operating income before special items increased 29.8% compared with fiscal 1996. Excluding currency translation effects, operating income before special items would have increased approximately 28%. As a percentage of net revenues, operating income before special items decreased to 12.5% for fiscal 1997 from 13.0% for fiscal 1996.

    In fiscal 1997 and 1996, we recorded before-tax gains of $64.9 million and $11.7 million, respectively, on the sale and release of contingencies on minority equity investments.

    Interest expense was $5.9 million for fiscal 1997 compared with $8.4 million for fiscal 1996. Lower average borrowing levels for fiscal 1997 and lower weighted average interest rates on short-term debt accounted for the reduction in interest costs. As a result of maintaining higher cash and cash equivalent balances, interest income increased by $3.5 million to $8.8 million for fiscal 1997.

    Other income, net was $1.9 million for fiscal 1997 compared with other expense, net of $2.1 million for fiscal 1996. The fiscal 1997 amount consisted primarily of a fourth quarter gain on the sale of real estate.

    The effective income tax rate for fiscal 1997 was 26%. Fiscal 1996 incurred a provision of $27.3 million on before-tax income of $28.6 million. Special items affected both years. The charges for acquired research and development were not deductible for tax purposes. In addition, the fiscal 1996 charge for restructuring and the fiscal 1997 charge for impairment of assets were only partially deductible and no tax benefit was recognized for PerSeptive's fiscal 1996 net operating loss, which resulted in a significant increase in the tax rate for the fiscal year.

    In the fourth quarter of fiscal 1997, we reduced our deferred tax valuation allowance, resulting in the recognition of a $50.0 million deferred tax benefit. The benefit resulting from the valuation allowance release was substantially offset by a fourth quarter accrual for tax costs related to gains on foreign reorganizations.

MARKET RISK

    We operate internationally, with manufacturing and distribution facilities in various countries throughout the world. For the first six months of fiscal 1999 and for fiscal 1998, we derived approximately 51% and 52%, respectively, of our revenues from countries outside of the United States. Results continue to be affected by market risk, including fluctuations in foreign currency exchange rates and changes in economic conditions in foreign markets.

    Our risk management strategy utilizes derivative financial instruments, including forwards, swaps, purchased options, and synthetic forward contracts to hedge certain foreign currency and interest rate exposures, with the intent of offsetting losses and gains that occur on the underlying exposures with gains and losses on the derivatives. We do not use derivative financial instruments for trading or other speculative purposes, nor is our company a party to leveraged derivatives. At December 31, 1998 and June 30, 1998, outstanding hedge contracts covered approximately 80% of the estimated foreign currency exposures related to cross-currency cash flows to be realized for the next twelve months. The outstanding hedges were a combination of forward, option, and synthetic forward contracts maturing in the next twelve months.

    We performed sensitivity analyses as of December 31, 1998 and June 30, 1998. Assuming a hypothetical adverse change of 10% in foreign exchange rates (i.e., a weakening of the U.S. Dollar) at December 31, 1998 and June 30, 1998, we calculated hypothetical losses in future cash flows of $3.7 million at December 31, 1998 and $4.1 million at June 30, 1998. We calculated the hypothetical losses by comparing the difference between the change in market value of both the foreign currency contracts outstanding and the underlying exposures being hedged at December 31, 1998 and June 30, 1998, assuming the 10% adverse change in exchange rates. Actual gains and losses in the future could, however, differ materially from these analyses, based on changes in the timing and amount of foreign currency exchange rate movements and our actual exposures and hedges.


    Interest rate swaps are used to hedge underlying debt obligations. In fiscal 1997, we executed an interest rate swap in conjunction with our entering into a five-year Japanese Yen debt obligation. Under the terms of the swap agreement, we pay a fixed rate of interest at 2.1% and receive a floating LIBOR interest rate. At December 31, 1998 and June 30, 1998, the notional amount of indebtedness covered by the interest rate swap was Yen 3.8 billion, which was $33.1 million at December 31, 1998 and $27.0 million at June 30, 1998. The maturity date of the swap coincides with the maturity of the Yen loan in March 2002.


    A change in interest rates would have no impact on our reported interest expense and related cash payments because the floating rate debt and fixed rate swap contract have the same maturity and are based on the same rate index.

MANAGEMENT'S DISCUSSION OF FINANCIAL RESOURCES AND LIQUIDITY

    The following discussion of financial resources and liquidity focuses on the Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows.

    Cash and cash equivalents from continuing operations were $75.5 million at December 31, 1998, $82.9 million at June 30, 1998, and $213.0 million at June 30, 1997, with total debt from continuing operations of $66.8 million at December 31, 1998, $45.8 million at June 30, 1998, and $89.1 million at June 30, 1997.

    Working capital was $330.0 million at December 31, 1998, $288.0 million at June 30, 1998, and $354.7 million at June 30, 1997. Debt to total capitalization increased to 10% at December 31, 1998 from 8% at June 30, 1998, as a result of an increase in loans payable to fund current operating requirements. Debt to total capitalization was 15% at June 30, 1997.

    SIGNIFICANT CHANGES IN THE CONSOLIDATED
      STATEMENTS OF FINANCIAL POSITION

    Accounts receivable increased by $31.9 million and inventory balances increased by $23.2 million from June 30, 1998 to December 31, 1998, reflecting the growth in revenues and orders for the PE Biosystems group. Accounts receivable and inventory balances increased from June 30, 1997 to June 30, 1998 by $50.1 million and $25.9 million, respectively. Excluding Tecan, accounts receivable and inventory balances increased by $28.6 million and $16.2 million, respectively, from June 30, 1997 to June 30, 1998, reflecting the growth in revenues and orders.

    We reduced our total deferred tax asset and related valuation allowance from $124.3 million and $69.7 million at June 30, 1997 to $115.5 million and $62.8 million at June 30, 1998. The valuation allowance relates primarily to foreign and domestic tax loss carryforwards, domestic tax credit carryforwards and other domestic deferred tax assets. A portion of the valuation allowance is attributable to tax loss and credit carryforwards and other deferred tax assets which we acquired as part of the purchase of PerSeptive in fiscal 1998. In evaluating our need for a valuation allowance, we considered all available positive and negative evidence, including historical information supplemented by information about future years. The following factors significantly influenced our conclusion regarding the need for a valuation allowance including:

- the historical profitability of our domestic Analytical Instruments operations,

- the limitation under the Internal Revenue Code on the amount of annual utilization of domestic loss carryforwards and credits of PerSeptive,

- the long-term nature of a significant portion of the remaining domestic tax asset, and

-  the various expiration dates of the foreign loss carryforwards.

    We evaluate the need for the valuation allowance periodically for each taxpaying component in each tax jurisdiction.

    Other long-term assets increased to $241.8 million at June 30, 1998 from $156.8 million at June 30, 1997. The change included $70.9 million of intangible assets associated with the acquisition of Tecan and Molecular Informatics, $11.5 million of minority equity investments, and a $10.2 million increase in prepaid pension asset, partially offset by the sale of certain non-operating assets.

    The increase of $21.0 million in total debt from June 30, 1998 to December 31, 1998 included $9.9 million of foreign currency translation. The $43.3 million decrease in total debt from June 30, 1997 to June 30, 1998 was due in part to the redemption of PerSeptive's 8 1/4% Convertible Subordinated Notes Due 2001 on March 23, 1998. The redemption price was $1,055.81 per $1,000 principal amount of the PerSeptive Notes, which represented the redemption premium and aggregate principal plus accrued and unpaid interest to the redemption date. The aggregate outstanding principal amount of the PerSeptive Notes was $27.2 million at March 23, 1998. A total of $26.1 million was paid in cash, representing $24.7 million of principal and $1.4 million of accrued interest and premium relating to the PerSeptive Notes. Additionally, $2.5 million of the principal amount of the PerSeptive Notes was converted by the holders thereof into 35,557 shares of our existing common stock.

    Other accrued expenses increased by $19.9 million to $142.4 million at December 31, 1998 from $122.5 million at June 30, 1998 as a result of higher warranty and installation accruals, reflecting the increase in volume, and an increase in deferred revenues and benefit accruals. Accounts payable decreased by $9.5 million to $110.1 million at December 31, 1998 from $119.6 million at June 30, 1998 as a result of payments made for higher purchases incurred during the fourth quarter of fiscal 1998 in support of increased production and operating requirements. Accounts payable increased $34.0 million to $119.6 million at June 30, 1998 from $85.6 million at June 30, 1997. The increase resulted from higher purchases to support production and operating requirements.

    At December 31, 1998 and June 30, 1998, $54.8 million and $43.8 million, respectively, of minority interest was recognized in connection with Tecan.

    STATEMENTS OF CASH FLOWS

    Net cash provided by operating activities from continuing operations was $15.9 million for the first six months of fiscal 1999 compared with $19.8 million for the same period in fiscal 1998. Higher accounts receivable balances in support of the increased volume contributed to the decrease.

    Operating activities from continuing operations generated $68.1 million of cash in fiscal 1998 compared with $73.4 million in fiscal 1997 and $45.0 million in fiscal 1996. In fiscal 1998, higher income-related cash flow was more than offset by a net increase in operating assets and liabilities reflecting the continued growth.

    Net cash used by investing activities from continuing operations was $35.1 million for the first six months of fiscal 1999 compared with $112.9 million for the first six months of fiscal 1998. In fiscal 1999, we generated $14.3 million in net cash proceeds from the sale of certain non-operating assets, compared with $16.2 million in the prior year from the sale of certain non-operating assets and the collection of a note receivable. Capital expenditures for PE totaled $50.0 million. Fiscal 1999 capital expenditures included $24.9 million for the PE Biosystems group, which included $4.7 million related to improvement of our information technology infrastructure, $7.6 million for the Celera Genomics group, and $17.5 million for the acquisition of a corporate airplane. The fiscal 1998 capital expenditures were $39.8 million, primarily related to improvement of our information technology infrastructure, and $90.6 million related to various investments and collaborations, primarily Tecan and Molecular Informatics.

    In fiscal 1998 net cash used by investing activities from continuing operations was $129.3 million compared with net cash provided by investing activities from continuing operations of $24.7 million in fiscal 1997. During fiscal 1998, we generated $19.5 million in net cash proceeds from the sale of assets and $9.7 million from the collection of a note receivable. The proceeds were more than offset by $60.5 million of capital expenditures, which included $33.8 million as part of the strategic program to improve our information technology infrastructure, and $98.0 million for acquisitions and investments, primarily Tecan and Molecular Informatics. See Note 2 to the consolidated financial statements.

    For fiscal 1997, we generated $99.7 million in net cash proceeds from the sale of our equity interests in Etec Systems, Inc. and Millennium Pharmaceuticals, Inc. and from the sale of certain other non-operating assets. These proceeds were partially offset by the $27.7 million used for acquisitions, primarily related to GenScope, and $52.3 million for capital expenditures, which included $9.5 million for information technology infrastructure improvements and $12.1 million for the acquisition of a corporate airplane. See Note 2 to the consolidated financial statements for a discussion of our acquisitions.

    In fiscal 1996, $119.2 million of cash was used for acquisitions and $23.5 million was used for capital expenditures. This was partially offset by $102.3 million of cash proceeds generated from the sale of minority equity investments and non-operating assets.

    Net cash provided by financing activities was $40.6 million in the first six months of fiscal 1999 compared with a net cash use of $5.8 million in the prior period. In the first six months of fiscal 1999, we received $37.9 million in proceeds from employee stock option plan exercises compared with $6.3 million in fiscal 1998. Loans payable and debt increased $11.1 million in the first six months of fiscal 1999 to fund our current operating requirements.

    In fiscal 1998 net cash used by financing activities was $37.7 million compared with $15.9 million for fiscal 1997, and $22.2 million for fiscal 1996. During fiscal 1998, proceeds from employee stock plan exercises were $33.6 million. This was more than offset by shareholder dividend payments and the redemption of the PerSeptive Notes.

    During fiscal 1997, we generated $1.8 million from the sale of equity put warrants and $33.6 million in proceeds from employee stock plan exercises, compared with $65.0 million from employee stock plan exercises in fiscal 1996. See Note 8 to the consolidated financial statements for a further discussion regarding the sale of equity put warrants. This was more than offset by shareholder dividends of approximately $29 million for both fiscal 1997 and 1996, and for the purchase of common stock for treasury. During fiscal 1997, .4 million shares were repurchased at a cost of $25.1 million, compared with .8 million shares at a cost of $41.0 million in fiscal 1996. Common stock purchases for treasury were made in support of our various stock plans. No shares were repurchased during fiscal 1998.

    As previously mentioned, we recorded before-tax restructuring charges and other merger costs of $48.1 million and $17.5 million in fiscal 1998 and 1996, respectively, in the results from continuing operations. During fiscal 1998, we made cash payments of $11.9 million for obligations related to restructuring plans and other merger costs. Liabilities remaining at June 30, 1998 were $22.5 million for the fiscal 1998 plan. See Note 10 to the consolidated financial statements for a discussion of our restructuring actions. The funding for the remaining restructuring liabilities will be from current cash balances and funds generated from operating activities.

    We believe our cash and short-term investments, funds generated from operating activities, and available borrowing facilities are sufficient to provide for our anticipated financing needs over the next two years. At June 30, 1998, we had unused credit facilities totaling $343 million.

IMPACT OF INFLATION AND CHANGING PRICES

    Inflation and changing prices are continually monitored. Our attempts to minimize the impact of inflation by improving productivity and efficiency through continual review of both manufacturing capacity and operating expense levels. When operating costs and manufacturing costs increase, we attempt to recover such costs by increasing, over time, the selling price of our products and services. We believe the effects of inflation have been appropriately managed and therefore have not had a material impact on our historic operations and resulting financial position.

YEAR 2000

    In fiscal 1997, we initiated a worldwide program to assess the expected impact of the Year 2000 date recognition problem on our existing internal computer systems; our non-information technology systems, including embedded and process-control systems; our product offerings; and our significant suppliers. The purpose of this program is to ensure the event does not have a material adverse effect on our business operations.

    Regarding our existing internal computer systems, the program involves a mix of purchasing new systems and modifying existing systems, with the emphasis on replacement of applications developed in-house. Replacement projects are currently underway, and are anticipated to be substantially completed for all business-critical systems worldwide by December 31, 1999. The program includes replacement of applications that, for reasons other than Year 2000 noncompliance, had been previously selected for replacement. The replacement projects, which began in fiscal 1997, are expected to offer improved functionality and commonality over current systems, while at the same time addressing the Year 2000 problem.

    With respect to our current product offerings, the program involves performing an inventory of current products, assessing their compliance status, and constructing a remediation plan where appropriate. Significant progress has been made in each of these three phases and we expect our current product offerings to be Year 2000 compliant by December 31, 1999. A substantial portion of our current product offerings is Year 2000 compliant.

    The program also addresses the Year 2000 compliance efforts of our significant suppliers, vendors, and third-party interface systems. As part of this analysis, we are seeking written assurances from these suppliers, vendors, and third parties that they will be Year 2000 compliant. While we have begun such efforts, there can be no assurance that the systems of other companies with which we deal, or on which our systems rely will be timely converted, or that any such failure to convert by another company could not have a material adverse effect on PE. We have not fully determined the extent to which our interface systems may be impacted by third parties' systems, which may not be Year 2000 compliant.

    Our preliminary estimate of the total cost for this multi-year program covering 3-4 years is approximately $150 million. This includes amounts previously budgeted for information technology infrastructure improvements and estimates of remediation costs on components not yet fully assessed. Incremental spending has not been and is not expected to be material because most Year 2000 compliance costs will be met with amounts that are normally budgeted for procurement and maintenance of our information systems, production and facilities equipment. The redirection of spending to implement Year 2000 compliance plans may in some instances delay productivity improvements.

    We have also engaged a consulting firm to provide periodic assessments of our Year 2000 project plans and progress. Because of the importance of addressing the Year 2000 problem, we have created a Year 2000 business continuity planning team to review and develop, by April 1999, business contingency plans to address any issues that may not be corrected by implementation of our Year 2000 compliance plan in a timely manner. If we are not successful in implementing our Year 2000 compliance plan, or there are delays in and/or increased costs associated with implementing such changes, the Year 2000 problem could have a material adverse effect on our consolidated results of operations and financial condition.

    At this stage of the process, we believe that it is difficult to specifically identify the cause of the most reasonable worst case Year 2000 scenario. A reasonable worst case Year 2000 scenario would be the failure of significant suppliers and vendors to have corrected their own Year 2000 issues which could cause disruption of our operations and have a material adverse effect on our financial condition. The impact of such disruption cannot be estimated at this time. In the event we believe that any of our significant suppliers or vendors are unlikely to be able to resolve their own Year 2000 issues, our contingency plan would include seeking additional sources of supply.

EURO CONVERSION

    A single currency called the euro was introduced in Europe on January 1, 1999. Eleven of the fifteen member countries of the European Union agreed to adopt the euro as their common legal currency on that date. Fixed conversion rates between these participating countries' existing currencies (the "legacy currencies") and the euro were established as of that date. The legacy currencies are scheduled to remain legal tender as denominations of the euro until at least January 1, 2002, but not later than July 1, 2002. During this transition period, parties may settle transactions using either the euro or a participating country's legal currency.

    We are currently evaluating the impact of the euro conversion on our computer and financial systems, business processes, market risk, and price competition. We do not expect this conversion to have a material impact on our results of operations, financial position or cash flows.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of the statement require the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. We are required to implement the statement in the first quarter of fiscal 2000. We are currently analyzing the statement to determine the impact, if any, on the consolidated financial statements.

    The FASB issued the following Statement of Financial Accounting Standards, which will become effective for our fiscal 1999 annual financial statements:
SFAS No. 132, "Employers' Disclosures about Pensions and other Postretirement Benefits," which requires additional disclosures relating to a company's pension and postretirement benefit plans; and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which requires certain financial and descriptive information about a company's reportable operating segments. The adoption of these new accounting standards may require additional disclosures but should not have a material effect, if any, on our consolidated financial statements.

    We continue to apply APB No. 25 in accounting for our stock-based compensation plans. Accordingly, no compensation expense has been recognized for these plans, as all options have been issued at fair value. The effect of accounting for such plans at fair value, under SFAS No. 123, "Accounting for Stock Based Compensation," would be to decrease fiscal 1998 net income by $31 million and diluted earnings per share by $.61. The method used to determine the fair value is the Black-Scholes options pricing model. Accordingly, changes in dividend yield, volatility, interest risks and option life could have a material effect on the fair value. See Note 8 to the consolidated financial statements for a more detailed discussion regarding the accounting for stock-based compensation at fair value.

OUTLOOK

    We expect the PE Biosystems group to continue to grow and maintain profitability for fiscal 1999 on the strength of robust demand and several new products. As previously indicated, the PE Biosystems group received more than 70 third-party orders for the ABI PRISM-TM- 3700 DNA Analyzer, in addition to the 230 ordered by the Celera Genomics group. The 3700 provides technology that enables the generation of sequencing data at a new level of throughput.

    We are on schedule in establishing operations at the Celera Genomics group. The Celera Genomics group employed approximately 220 employees as of December 31, 1998, and its laboratories, data center, and related facilities are coming on line. We have extended the Celera Genomics group's business to include capabilities in functional genomics. This addition broadens the products and services that the Celera Genomics group can offer its customers and does so sooner than planned. In addition, we announced that Amgen, Inc. had become the first customer for the Celera Genomics group's databases.

    On March 8, 1999, we announced an agreement for the sale of our Analytical Instruments business, which had been classified as a discontinued operation.

    We remain concerned about adverse currency effects because approximately 51% of our revenues were derived from regions outside the United States for the six months ended December 31, 1998. Recently, the U.S. dollar has weakened, which should moderate the effects of currency translation for fiscal 1999.

                             PE BIOSYSTEMS GROUP --
                                    BUSINESS

    The PE Biosystems group consists of our established PE Biosystems' life sciences and Analytical Instruments businesses.

    PE Biosystems is a leader in the life sciences industry. It is engaged in:
(1) research, development, manufacture, sale and support of instrument systems, reagents and software; and (2) related consulting and contract research and development services.

    The PE Biosystems group's products are used in the pharmaceutical, biotechnology, environmental testing, food, human identification, agriculture and chemical manufacturing industries. Universities, government agencies and other non-profit organizations engaged in research activities also use the PE Biosystems group's products.

    In its Analytical Instruments business, the PE Biosystems group develops, manufactures, markets, sells and services analytical instruments used in a variety of markets.

    On January 21, 1999, we announced a plan to sell our Analytical Instruments business and classified Analytical Investments as a discontinued operation. On March 8, 1999, we announced an agreement for the sale of the business to EG&G, Inc. for $425 million. Under the terms of the agreement, we will receive $275 million in cash and a $150 million one-year note. We expect the sale to close in the fourth quarter of fiscal 1999 subject to regulatory approval and other normal closing conditions.

PE BIOSYSTEMS

    GENERAL

    PE Biosystems is a world leader in the development, manufacture, sale and service of instrument systems and associated consumable products for life science research and related applications. Its products are used for the synthesis, amplification, purification, isolation, analysis and sequencing of nucleic acids, proteins and other biological molecules. For the fiscal year ended June 30, 1998, PE Biosystems had net revenues of $940.1 million and operating income, before special items, of $130.4 million.

    PE Biosystems consists of four operating units and a shared service organization consisting of human resources, finance, sales, marketing communications, manufacturing, legal, quality control and advanced research. It also receives from our company general and administrative services, such as executive management, human resources, legal, accounting and auditing, tax, treasury, strategic planning and environmental services. The operating units that make up PE Biosystems are Applied Biosystems, PerSeptive Biosystems, PE Informatics and Tropix. Each unit is responsible for the development and marketing of products within its particular area of business. The operating units serve substantially the same customer base but have little overlap in their product offerings. As a result, PE Biosystems is able to enhance the operating efficiency of these units through cross-selling and reduced administrative costs.

    PE Biosystems has an installed base of approximately 50,000 instrument systems in approximately 100 countries. Approximately 54% of PE Biosystems' sales in fiscal year 1998 was derived from sales of instruments, while the remaining 46% was derived from sales of reagents, service and software.

    OVERVIEW OF THE LIFE SCIENCES MARKET

    All living organisms contain four basic biomolecules: nucleic acids, which include DNA and RNA; proteins; carbohydrates; and lipids. Biomolecules are typically much larger and more complex than common molecules. These structural differences make the analysis of biomolecules significantly more complex than the analysis of smaller compounds.

    Although all of these biomolecules are critical for a cell to function normally, historically, key advances in therapeutics have come from an understanding of proteins or DNA. DNA molecules provide instructions that ultimately control the synthesis of proteins within a cell. DNA molecules consist of long chains of chemical subunits, called nucleotides. There are four nucleotides -- adenine, cytosine, guanine, and thymine -- often abbreviated with their first letters A, C, G, and T. DNA molecules consist of two long chains of nucleotides bound together to form a double helix. Genes are individual segments of these DNA molecules that carry the specific information necessary to construct particular proteins. Genes may contain from several dozen to tens of thousands of nucleotides. The entire collection of DNA in an organism, called the genome, may contain between 4 million nucleotides for simple bacteria and 3.5 billion base pairs of nucleotides or more for human beings.

    Increasingly, and principally driven by the "biotechnology revolution," researchers are developing an understanding of and focusing on DNA's role in human disease. An increased appreciation of how DNA ultimately determines the functions of living organisms has generated a worldwide effort to identify and sequence genes of many organisms, including the estimated 50,000 to 150,000 genes that make up the human genome.

    Individual research efforts generally fall into two broad categories, sequencing and sizing. In sequencing procedures, the goal is to determine the exact order of the individual nucleotides in a DNA strand so that this information can be related to the genetic activity influenced by that piece of DNA. In DNA sizing, a particular fragment of a DNA molecule, isolated from a specific sample, is tested to determine whether it contains a particular category of size or nucleotide order. This testing does not seek to determine the complete structure of the segment, but rather merely tries to determine if the particular piece is a certain length or contains a specific short sequence.

    Genetic research is expected to increase in the near future in part because of a need by the pharmaceutical and biotechnology industries to accelerate their drug discovery and development efforts. This need has also created a demand for increased automation and efficiency in pharmaceutical and biotechnology laboratories. PE Biosystems' products address this need by combining the detection capabilities of bioanalytical instruments with advances in automation.

    PRODUCTS AND SERVICES

    APPLIED BIOSYSTEMS. Applied Biosystems ("AB"), the genetic analysis and genomics technology unit of PE Biosystems, develops, markets and services instrument systems for nucleic acid synthesis, Polymerase Chain Reaction ("PCR"), DNA sequencing, genetic analysis and cellular detection. These products and services are used in both research and commercial applications for purifying, analyzing, synthesizing, sequencing and amplifying genetic material.

    AB's products can be broadly classified into the following categories:

    - PCR PRODUCTS. PCR is a process in which a short strand of DNA is duplicated, or "amplified," so that it can be more readily detected and analyzed. AB's PCR amplification instruments, otherwise known as thermal cyclers, are well regarded in the industry and have a reputation for innovative features and reliability. PCR products include 24, 48 and 96 sample amplification systems, several combination thermal cyclers and PCR detection systems, various reagents and software. AB recently released a dual 384 sample thermal cycler which is expected to complement its Model 3700 DNA Analyzer and fill a significant market need for laboratories involved in high volume genomic research.

       The Sequence Detection Systems product line, introduced in 1996, uses a unique PCR reagent discovered by the Roche Group and developed by AB, TaqMan-Registered Trademark-, to quantitatively detect PCR products during the thermal cycling process. This product line, which includes the Model 7700, has been widely accepted in the pharmaceutical discovery research market.

    - GENETIC ANALYSIS. Genetic analysis primarily uses electrophoresis techniques for separating molecules based on their differential mobility in an electric field. AB's genetic analysis products generally perform both DNA sequencing and fragment analysis.

       DNA sequencing is used to determine the exact order of nucleotides that make up a strand of DNA. Typically, fluorescent tags are used to generate labeled products, each with a different colored tag. The tagged fragments are run through an electrophoresis gel and are detected at the bottom of the gel. DNA fragment analyzers are then used to determine the size, quantity or pattern of DNA fragments. Fragment analysis applications include gene mapping and forensic typing, using microsatellite markers, single-strand conformation polymorphism analysis to screen for unknown mutations within genes, and oligonucleotide (synthetic nucleotide) ligation assay analysis to detect known mutations within certain genes.

       AB's DNA sequencing products include a sequencer expandable to 96 capillaries (Model 377), a one capillary sequencer (Model 310), sequencing reagents and analysis software. These products have been used by researchers to analyze DNA fragments in genetic linkage studies and for comparative sequencing in human diagnostic and food contamination applications.

       A newly developed product, the Model 3700 DNA Analyzer, is first scheduled for shipment during the last quarter of calendar year 1998. This product is designed to enable applications requiring tens of thousands of samples produced weekly by combining proven capillary electrophoresis hardware and separation polymer chemistry with new detection technology and automation. It will be the principal instrument used by the Celera Genomics group for its sequencing projects.

    - DNA SYNTHESIS. DNA synthesizers produce synthetic DNA for genetic analysis. The synthetic DNA is used for PCR and DNA sequencing primers and is also used in drug discovery applications. AB currently markets several models of synthesizers and supporting reagents. It also provides custom synthesis, in which oligonucleotides are made-to-order and shipped to customers.

    - PNA. AB has an exclusive license to manufacture and sell peptide nucleic acid ("PNA") for molecular biology research and various other applications. PNA is a synthetic copy of a DNA molecule with a modified uncharged peptide-like "backbone." The unique chemical structure of PNA enhances its affinity and specificity as a DNA or RNA probe.

    - APPLIED MARKETS. AB has formed product development and marketing groups to develop products and services specially designed for individual markets. The focus of these groups is in the food and environmental testing and human identification (mainly forensic) markets.

       The Molecular Microbiology Group is principally responsible for the development and marketing of technologies for bacterial and fungal detection, characterization and identification. This group has developed the MicroSeq 16S rDNA Bacterial Sequencing Kit to sequence information to accurately identify microorganisms. This kit is compatible with all of AB's sequencing instruments. Additional TaqMan-Registered Trademark-Pathogen Detection Kits relying on Sequence Detection Systems instrument platforms are also under development by this group to establish rapidly the presence of bacterial contamination.

       The Human Identification Group develops systems that are used by crime laboratories and other agencies to identify individuals based on their DNA. These systems are most often used in cases of violent crime where DNA found at the crime scene is matched with DNA from suspects, and there is growing potential for DNA databases of known criminals. The systems are also used in the identification of human remains at disaster sites.

    - HUMAN DIAGNOSTICS. AB has a license from the Roche Group to use PCR techniques in the development and marketing of products for human diagnostics based on fluorescent sequencing. Products developed for human diagnostics fall into the following general categories: immunology; genetic disease carrier identification; infectious disease; and cancer. The group expects to develop tests based on this technology to support HLA typing in bone marrow transplants and for HIV resistance diagnosis. Tests have also been developed for carrier identification for cystic fibrosis, fragile X syndrome, and loss of heterozygosity associated with specific forms of colorectal cancer.

    - CELLULAR DETECTION SYSTEMS. Through its strategic alliance with Biometric Imaging, Inc., AB is co-developing a fluorometric microvolume assay technology system. This instrument system uses proprietary scanning technology to detect and measure fluorescence associated with objects as small as a single cell. This system is expected to satisfy market needs in pharmaceutical development for a cell-based, high throughput screening system.

    PERSEPTIVE BIOSYSTEMS. PerSeptive Biosystems ("PB" or "PerSeptive") develops, manufactures and markets proprietary consumable products and instrument systems for the purification, analysis and synthesis of proteins and related molecules. The study of the role of proteins, which are the mediators of most chemical reactions within a cell, in the evolution of a disease, or in evaluating a drug's ability to modulate the disease by binding to those specific proteins, is a crucial step in understanding the ways diseases develop in the body. PerSeptive's products are used in the life science markets to reduce the time and cost required for the discovery, development and manufacture of pharmaceutical products.

    PB's products can be broadly classified into the following categories:

    - MASS SPECTROMETRY. PerSeptive's mass spectrometry products are used for the analysis of both large molecules such as proteins and small molecules including those that might be used as drugs. These systems may be sold and used on a stand alone basis or coupled with a liquid chromatograph ("LC/MS"). LC/MS systems are able to separate and analyze the components of complex mixtures. All mass spectrometry systems include an ionization source which creates charged molecules and a mass separation component which separates these charged molecules on the basis of their mass.

       Until recently, mass spectrometry was not very useful for the analysis of large molecules of biological importance such as proteins because the classical methods for creating ions caused these complex molecules to disintegrate into many small pieces. This resulted in the destruction of the information about the original large molecule. The mass separation component was also problematic because it was not possible to distinguish between large molecules of nearly the same mass. The PE Biosystems group believes that its Matrix-Assisted, Laser Desorption Ionization Time-of-Flight ("MALDI-TOF") technology overcomes those deficiencies for proteins and many other large molecules of biological importance.

       PerSeptive has one of the largest market shares of installed MALDI-TOF instruments, primarily due to its instrument performance and software. Since MALDI-TOF instruments do not include a separation device such as a liquid chromatograph, mixtures are often separated before analysis. This is often accomplished with PerSeptive's purification products such as the Integral 100Q, an integrated separation device which gives rapid separation of proteins or other large molecules. MALDI-TOF instruments are expected to be critical in the expanding field of proteomics, or large scale studies of many proteins at one time.

       Mass spectrometry systems are also used to identify and quantify smaller molecules and are especially important for the measurement of drugs and their metabolites, which are compounds resulting from the body's acting upon the drug, in bodily fluids such as blood or urine. This information is required for FDA and other regulatory approvals of drugs. This application is very demanding because the amounts of the drugs and their metabolites are very low and the mixtures are very complex. In order to analyze this mixture, scientists use LC/MS/MS systems, which consist of a liquid chromatograph which separates the components of the mixture, usually an extract of blood or urine, and two mass separation components in tandem. The use of a general mass separation device followed by a second, more specific device allows the detection to be more specific, so there are fewer potential interferences. For these instruments, it is important to get as much of the sample as possible to become charged so that sensitivity will be maximized. This is done with components which have been developed and refined by Perkin-Elmer Sciex ("PE Sciex"), a joint venture between PE and MDS Health Group Limited. PE Sciex has also developed the MS/MS portion of the instrument which creates the sensitivity and specificity required for this demanding application. The PE Biosystems group believes that it has the largest market share in instruments for the analysis of drugs and their metabolites in clinical trials and that its instruments have the highest sensitivity of any systems of this type.

       The PE Biosystems group also believes that there is the potential for significant synergy between the various types of mass spectrometry technologies available within PerSeptive. For example, the Time-of-Flight ("TOF") mass separation component can be used with PE Sciex ion source to create systems which will give more accurate mass measurements and therefore more specific identification of unknown compounds. Similarly, the PE Sciex mass separation device can be used in tandem with the TOF mass separation device to achieve more specificity.

    - PURIFICATION. As the human genome is sequenced and becomes known, the information obtained will be used to study the expression profiles of genes (proteins). Consequently, tens of thousands of proteins will need to be purified and characterized because these proteins may be used as drug targets or as therapeutics. PerSeptive's purification products can be incorporated readily into any stage of the development process of a pharmaceutical product and offer productivity advantages over conventional counterparts. Companies using conventional purification technology usually make several significant changes in materials, equipment and processes in moving from the development stage to commercial manufacture. As a result, an integrated line of purification products should enhance productivity by reducing or eliminating these costly and time-consuming changes. Moreover, because the U.S. Food and Drug Administration must approve significant changes in manufacturing processes, an integrated line of purification products may simplify and expedite the process of obtaining FDA approvals.

       PerSeptive's patented Perfusion Chromatography technology, which uses proprietary flow-through particles, and BioCad-Registered Trademark-Chromatography workstation reduce the time necessary for the purification and analysis of biomolecules. This technology separates biomolecules 10 to 1000 times faster than conventional liquid chromatography or high-pressure liquid chromatography (HPLC) without compromising resolution or capacity. PerSeptive's Vision-TM- Workstation is the first robotic-equipped HPLC platform introduced to the life science markets that allows for the separation of proteins followed by analysis of the fractions collected in an unattended operation. Together, the automated platform and flow-through particles are designed to increase throughput and efficiency for the purification of biomolecules.

    - PROTEIN SEQUENCING AND SYNTHESIS. Protein sequencers provide information about the amino acids that make up a given protein by chemically disassembling the protein and analyzing its components. PerSeptive's
       Procise-Registered Trademark- Protein Sequencing system uses Edman protein sequencing to disassemble a protein one amino acid at a time to render the sequence of that protein.

       Synthetically produced peptides are used in understanding antibody reactions and as potential drugs or drug analogs. PerSeptive's Solaris-TM- 530 is an automated chemical synthesis system that assembles organic compounds for screening or analysis. PerSeptive's Pioneer-TM-Peptide Synthesis system is designed to assemble amino acids for the synthesis of peptides, peptide analogs, and small proteins. PerSeptive also manufactures and sells proprietary reagents and fine chemicals for use with these and other products.

    PE INFORMATICS. PE Informatics, the information management unit of PE Biosystems, develops, markets and distributes bioinformatics software for the pharmaceutical, biotechnology and agrochemical industries. PE Informatics provides a comprehensive software system researchers can use to manage and analyze genomic data. Its products include software for science professionals who analyze gene sequences in an effort to discover and develop drugs and perform clinical trials. These products are necessary to meet the need for software and services to manage, integrate and analyze the vast amounts of information related to bioscience discovery processes.

    Bioinformatics is a new science that enables researchers to transform massive amounts of data into an organized knowledge database. PE Informatics' customers are typically attempting breakthroughs in gene mapping, drug discovery, drug development and molecular diagnostics, and its products provide the vehicles for transforming raw data into the organized body of knowledge that enables those breakthrough discoveries. The business is dedicated to the development of infrastructure software for genome data collection and management, gene mapping, drug discovery and clinical and diagnostic genetic research.

    PE Informatics currently provides genomic data management products for both discovery and development.

    Discovery oriented products include: BioMerge-TM-, a product that allows research groups to store, retrieve and analyze genetic information; BioLIMS-TM-, a product that manages automated DNA sequencing for AB's products; and SQL*GT-TM-, a product for sample tracking and sample management for high throughput laboratories.

    Development-oriented products include: SQL*Lims-Registered Trademark-, a product designed to optimize information processing and provide information management tools for the analytical laboratory; and TurboChrom-TM- Client/Server Chromatography Data System which delivers distributed computing resources across an entire organization, while managing key data processes centrally.

    TROPIX. Tropix develops, manufactures and markets chemiluminescent substrates and related products for the life science markets. Chemiluminescent technology is used in life science research and commercial applications including drug discovery and development, clinical diagnostics, gene function study, molecular biology and immunology research. Tropix also licenses its technology to companies selling bioanalytical and clinical diagnostic tests.

    Chemiluminescence is the conversion of chemical energy stored within a molecule into light. Chemiluminescent enzyme substrates are used that emit light in the presence of a target substance that is "labeled" or connected to an enzyme.

    Tropix's products include reagents and chemiluminescent plate readers which measure light emitted by a sample. Tropix also operates a facility devoted to drug discovery services for the pharmaceutical, biotech and agricultural markets. The services offered by this facility include custom assay development using proprietary technologies and high throughput drug screening with an initial capacity of 100,000 tests per day.

ANALYTICAL INSTRUMENTS.

    GENERAL

    Analytical Instruments is a world leader in the development, manufacture, marketing, sales and service of analytical instrument systems. For the six months ended December 31, 1998, Analytical Instruments had net revenues of $261.1 million and an operating loss of $1.9 million.

    Analytical chemistry is the science of experimentally determining the elemental, chemical and physical characteristics that make up a particular sample. Analytical instruments are the tools used to perform analytical chemistry. These systems detect, identify and measure changes in properties of solids, liquids and gases. For example, certain types of analytical instruments are targeted toward determining chemical composition; others are used to study molecular structure; and still others measure physical characteristics. Analytical instruments are also used for testing and analysis applications, both inside and outside of laboratories.

    The principal markets for Analytical Instruments' products and services include: agricultural analysis, automotive industries, petrochemical industries, clinical, and biological analysis industries, environmental testing and monitoring, materials research, food quality management, pharmaceuticals and semiconductors.

    PRODUCTS

    Analytical Instruments' products tend to vary significantly in terms of their technologies, test methodologies, applications, performance and cost. Moreover, there is rarely any overlap of instruments across categories of inorganic elements, organic compounds or attribute levels. That is, an instrument can be applied for use in analyzing elements, compounds or attributes, but typically not more than one of these applications.

    Analytical Instruments' products can be broadly classified into four categories:

    - CHROMATOGRAPHY. Chromatography instruments are designed to analyze complex mixtures by first separating them into their components and then measuring them quantitatively. Analytical Instruments offers two types of chromatography products: liquid and gas.

    - INORGANIC ANALYSIS. These instruments are intended for analysis of inorganic elements such as lead, mercury, arsenic or gold in a wide variety of samples from oils and water to geological materials. Analytical Instruments offers three types of inorganic analysis products: atomic absorption spectrometers; inductively coupled plasma optical emission spectrometers; and inductively coupled plasma/mass spectrometers. These inductively coupled plasma/ mass spectrometers are provided by PE Sciex.

    - ORGANIC ANALYSIS. These instruments are designed to provide qualitative and quantitative information for molecular and organic compounds in the broadest range of samples. Analytical Instruments' organic analysis products include: infrared and near infrared spectrometers; thermal analyzers; ultraviolet, visible and near infrared spectrometers; fluorescence spectrometers; analytical balances; and polarimeters.

    - LABORATORY INFORMATION MANAGEMENT SYSTEMS. These systems provide data handling and data management for analytical laboratories.

JOINT VENTURE

    The PE Biosystems group is engaged in the manufacture and sale of mass spectrometry instrument systems through PE Sciex, a joint venture with MDS Health Group Limited. Both PE Biosystems and Analytical Instruments sell these products.

MARKETING AND DISTRIBUTION

    The markets for PE Biosystems products and services span the spectrum of the life sciences industry, including basic human disease research, genetic analysis, pharmaceutical drug discovery, development and manufacturing, human identification, agriculture and food and environmental testing. Each of these markets has unique requirements and expectations that PE Biosystems seeks to address in its product offerings. PE Biosystems' customers are continually searching for processes and systems that can perform tests faster, more efficiently, and at lower costs. PE Biosystems believes that its focus on automated and high throughput systems enables it to respond to this need.

    The size and growth of PE Biosystems' markets are influenced by a number of factors, including:

    -  technological innovation in bioanalytical practice;

    - government funding for basic and disease-related research, such as in heart disease, AIDS and cancer;

    -  application of biotechnology in basic agriculture processes;

    - increased awareness of biological contamination in food and the environment; and

    - research and development spending by biotechnology and pharmaceutical companies.

    PE Biosystems and Analytical Instruments use similar marketing and distribution practices. In the United States, PE Biosystems and Analytical Instruments market the largest portion of their products directly through their own sales and distribution organizations, although certain products are marketed through independent distributors and sales representatives. Sales to major markets outside of the United States are generally made by the PE Biosystems group's foreign based sales and service staff, although some sales are made directly from the United States to foreign customers. In some foreign countries, sales are made through various representative and distributorship arrangements. The PE Biosystems group owns or leases sales and service offices in strategic regional locations in the United States and in foreign countries through its foreign sales subsidiaries and distribution operations. None of the PE Biosystems group's products are distributed through retail outlets.

RAW MATERIALS

    There are no specialized raw materials that are particularly essential to the operation of the PE Biosystems group's business. The PE Biosystems group's manufacturing operations require a wide variety of raw materials, electronic and mechanical components, chemical and biochemical materials, and other supplies, some of which are occasionally found to be in short supply. The PE Biosystems group has multiple commercial sources for most components and supplies, but it is dependent on single sources for a limited number of such items, in which case the PE Biosystems group normally secures long-term supply contracts. In some cases, if a supplier discontinues a product, it could temporarily interrupt the business of PE Biosystems.

PATENTS, LICENSES, AND FRANCHISES

    The PE Biosystems group has pursued a policy of seeking patent protection in the United States and other countries for developments, improvements, and inventions originating within its organization that are incorporated in the PE Biosystems group's products or that fall within its fields of interest. Some licenses under patents have been granted to, and received from, other entities. The PE Biosystems group has certain rights from the Roche Group under patents relating to PCR, one of which expires in 2004. The PE Biosystems group also has rights under a patent issued to the California Institute of Technology relating to DNA sequencing which expires in 2009. In the PE Biosystems group's opinion, no other single patent or license, or group of patents or licenses, or any franchise, is material to its business as a whole or to either PE Biosystems or Analytical Instruments.

    From time to time, the PE Biosystems group has asserted that various competitors and others are infringing its patents; and similarly, from time to time, others have asserted that the PE Biosystems group was infringing patents owned by them. In most cases, these claims are settled by mutual agreement on a satisfactory basis and result in the granting of licenses by or to the PE Biosystems group.

    The PE Biosystems group has also established a successful licensing program, providing industry access to its intellectual property.

BACKLOG

    The PE Biosystems group's total recorded backlog on June 30, 1998 was $208.6 million, consisting of $119.3 million for PE Biosystems and $89.3 million for Analytical Instruments. On June 30, 1997, the PE Biosystems group's total recorded backlog was $176.4 million, consisting of $86.3 million for PE Biosystems and $90.1 million for Analytical Instruments. It is the PE Biosystems group's general policy to include in backlog only purchase orders or production releases that have firm delivery dates within one year. Recorded backlog may not result in sales because of cancellation or other factors. It is anticipated that all orders included in the current backlog will be delivered before the close of fiscal year 1999.

COMPETITION

    The industry segments in which the PE Biosystems group operates are highly competitive and are characterized by the application of advanced technology. A number of the PE Biosystems group's competitors are well-known manufacturers with a high degree of technical proficiency. In addition, competition is intensified by the ever-changing nature of the technologies in the industries in which the PE Biosystems group is engaged.
    PE Biosystems' principal competition comes from specialized manufacturers that have strengths in narrow segments of the life science markets. In the analytical instruments markets, there are numerous companies that specialize in, and a number of larger companies that devote a significant portion of their resources to, the development, manufacture and sale of products that compete with those manufactured or sold by Analytical Instruments. PE Biosystems and Analytical Instruments compete principally in terms of the breadth and quality of their product offerings, and their service and distribution capabilities. While the absence of reliable statistics makes it difficult to determine the PE Biosystems group's relative market position in its industry segments, the PE Biosystems group is confident it is one of the principal manufacturers in its fields, marketing a broad line of analytical instruments and life science systems.

RESEARCH, DEVELOPMENT AND ENGINEERING

    The PE Biosystems group is actively engaged in basic and applied research, development and engineering programs designed to develop new products and to improve existing products. The PE Biosystems group spent $62.2 million in fiscal 1996, $78.1 million in fiscal 1997, and $109.9 million in fiscal 1998 on company-sponsored research, development and engineering activities.

    The PE Biosystems group's new products originate from four sources: internal research and development programs; external collaborative efforts with individuals in academic institutions and technology companies; devices or techniques that are generated in customers' laboratories; and business and technology acquisitions.

    Research and development projects at PE Biosystems include the development of improved electrophoresis techniques for DNA analysis, real-time PCR for nucleic acid quantification, innovative approaches to cellular analysis, sample preparation, information technologies, and mass spectroscopy.

MANAGEMENT

    The senior management of the PE Biosystems group will consist of the following individuals:

            OFFICER                  RESPONSIBILITIES
-------------------------------  -------------------------
Michael W. Hunkapiller, Ph.D.    President

Irena Y. Bronstein, Ph.D.        Group Vice President and
                                  General Manager, Tropix

Elaine J. Heron, Ph.D.           Group Vice President and
                                  General Manager, AB
Robert C. Jones                  Group Vice President and
                                  General Manager, PE
                                 Informatics
Joseph E. Malandrakis            Group Vice President and
                                  General Manager, PB

    MICHAEL W. HUNKAPILLER, PH.D. has served as Senior Vice President of PE and President of PE Biosystems since June 1998. He joined the research and development department of Applied Biosystems, Inc. ("ABI"), the predecessor to AB, in 1983 and has served in various operational and managerial positions, including President of AB from October 1997 to June 1998 and General Manager of AB from June 1995 to October 1997.

    IRENA Y. BRONSTEIN, PH.D. has served as Division Vice President and President and General Manager of Tropix since June 1998. She founded Tropix and served as its Chairman and Chief Scientific Officer from its inception in 1986 to 1990 when she was named Chief Executive Officer. Dr. Bronstein held that position until our company acquired Tropix in May 1996. Prior to founding Tropix, she was employed by Polaroid Corporation where she held a number of scientific and management positions including director of biotechnology.

    ELAINE J. HERON, PH.D. has served as Vice President of PE since October 1996 and General Manager of AB since July 1998. She previously served as Division Vice President, Worldwide

Sales and Marketing from December 1995 to July 1998. Dr. Heron served as Vice President of Marketing at Affymetrix, Inc., a supplier of genetic analysis equipment, for the year prior to this appointment, and previously served as Director of Marketing for AB and ABI from 1990 to 1994.
    ROBERT C. JONES has served as Division Vice President and General Manager of PE Informatics since June 1998. He joined ABI in 1984 and has served in various operational and managerial positions, including Vice President, PCR Business Unit of AB from 1994 to 1998.

    JOSEPH E. MALANDRAKIS has served as Vice President of PE since 1993 and General Manager of PB since June 1998. He joined PE in 1973 and served in various operational and management positions, including Vice President of Manufacturing for our company and General Manager of the Inorganic Analysis Division of Analytical Instruments.

EMPLOYEES
    As of December 31, 1998, the PE Biosystems group employed approximately 7,200 persons worldwide, including approximately 3,100 employed by Analytical Instruments. None of the PE Biosystems group's United States employees are subject to collective bargaining agreements.

PROPERTIES

    The PE Biosystems group owns or leases various facilities for manufacturing, research and development and administrative purposes. All of these facilities are maintained in good working order and, except for those held for sale or lease, are used in the ordinary course of business.

    The following is a list of facilities owned or leased by the PE Biosystems group.

               PE BIOSYSTEMS
                                OWNED OR
                                 LEASED
                              (EXPIRATION
LOCATION (APPROXIMATE          DATE(S) OF
  FLOOR AREA IN SQ. FT.)        LEASES)
--------------------------  ----------------
                            Leased
Foster City, CA (543,000)*  (1999-2007)
San Jose, CA (81,000)       Owned
Bedford, MA (28,000)        Leased (2000)
Framingham, MA (196,000)    Leased (2009)
                            Leased
Santa Fe, NM (14,000)       (1998-2005)
Houston, TX (21,000)        Leased (1999)
Warrington, England
  (22,000)                  Owned
Singapore (30,000)          Leased (1999)

             ANALYTICAL INSTRUMENTS
                                     OWNED OR
                                      LEASED
                                    (EXPIRATION
LOCATION (APPROXIMATE FLOOR         DATE(S) OF
  AREA IN SQ. FT.)                    LEASES)
---------------------------------  -------------
Irvine, CA (22,000)                Owned
Norwalk, CT (402,000)              Owned
Wilton, CT (221,000)               Owned
Beaconsfield, England (70,000)     Owned
Beaconsfield, England (8,000)      Leased (2005)
Llantrisant, Wales (113,000)       Leased**
Meersburg, Germany (24,000)        Leased (2001)
Ueberlingen, Germany (39,000)      Owned
Ueberlingen, Germany (121,000)     Leased (2001)

------------------------

* Consists of three principal facilities totaling 330,000 square feet, and additional facilities totaling 213,000 square feet.

**  Leased on a month-to-month basis as the facility is being closed.

    The PE Biosystems group also leases space in several industrial centers for use as regional sales and service offices, technical demonstration centers and warehouses. The PE Biosystems group also owns undeveloped land in Vacaville, California, and Ueberlingen, Germany.

    In addition to the properties used in its operations, the PE Biosystems group owns a 42,000 square foot facility in Wilton, Connecticut leased to a third party on a long-term basis.

ENVIRONMENTAL MATTERS

    We are subject to federal, state and local laws and regulations regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, in those jurisdictions where the PE Biosystems group operates or maintains facilities. The PE Biosystems group believes any liability and compliance with all environmental regulations will have no material effect on its business, and no material capital expenditures are expected for environmental control.

LEGAL PROCEEDINGS

    We have been named as a defendant in various legal actions arising from the conduct of the PE Biosystems group's normal business activities. Although the amount of any liability that might arise with respect to any of these matters cannot be accurately predicted, the resulting liability, if any, will not, in the opinion of management of the PE Biosystems group, have a material adverse effect on the financial statements of the PE Biosystems group.

                             PE BIOSYSTEMS GROUP --
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION OF CONTINUING OPERATIONS

    You should read this discussion with our combined financial statements and the consolidated financial statements. Historical results and percentage relationships are not necessarily indicative of operating results for any future periods.

    Throughout the following discussion of operations we refer to the impact on our reported results of the movement in foreign currency exchange rates from one reporting period to another as "foreign currency translation."

DISCONTINUED OPERATIONS

    On January 21, 1999, we announced a plan to sell our Analytical Instruments business. On March 8, 1999, we announced an agreement for the sale of this business to EG&G, Inc. for $425 million. Under the terms of the agreement, we will receive $275 million in cash and a $150 million one-year note. We expect the sale to close in the fourth quarter of fiscal 1999 subject to regulatory approval and other normal closing conditions. Amounts previously reported for Analytical Instruments have been reclassified and stated as discontinued operations. See Note 15 to the PE Biosystems group combined financial statements.

    EVENTS IMPACTING COMPARABILITY

    ACQUISITIONS AND INVESTMENTS. On January 22, 1998, we acquired PerSeptive. The acquisition has been accounted for as a pooling of interests and, accordingly, the PE Biosystems group's financial results have been restated to include the combined operations.

    We acquired Molecular Informatics and a 14.5% interest, and approximately 52% of the voting rights, in Tecan during the second quarter of fiscal 1998. The results of operations for the above acquisitions, each of which was accounted for as a purchase, have been included in the combined financial statements since the date of each respective acquisition. A discussion of significant acquisitions and investments is provided in Note 2 to the PE Biosystems group combined financial statements.

    RESTRUCTURING AND OTHER MERGER COSTS. The PE Biosystems group incurred merger-related period costs of $2.0 million in the first six months of fiscal 1999 in connection with the integration of PerSeptive into the PE Biosystems group. During fiscal 1998, $48.1 million of before-tax charges were recorded for restructuring and other merger costs to integrate PerSeptive into the PE Biosystems group. The charge included $4.1 million of inventory-related write-offs, recorded in cost of sales, associated with the rationalization of certain product lines. The objectives of the integration plan are to lower PerSeptive's cost structure by reducing excess manufacturing capacity, achieve broader worldwide distribution of PerSeptive's products, and combine sales, marketing, and administrative functions.

    In fiscal 1996, a before-tax charge of $17.5 million was recorded by PerSeptive for restructuring actions and other related costs. A discussion of the PE Biosystems group's restructuring programs is provided in Note 10 to the PE Biosystems group combined financial statements.

    ACQUIRED RESEARCH AND DEVELOPMENT. During fiscal 1998 and 1996, the PE Biosystems group recorded charges for purchased in-process research and development in connection with certain acquisitions. The charges recorded in fiscal 1998 and 1996 were $28.9 million and $31.8 million, respectively. See
Note 2 to the PE Biosystems group combined financial statements.

    In the second quarter of fiscal 1998, we expensed $28.9 million of the Molecular Informatics acquisition cost as in-process research and development, representing 53.6% of the purchase price. This amount was attributed and supported by a discounted probable cash flow analysis on a project-by-project basis. At the acquisition date, the technological feasibility of the acquired technology had not been established and the acquired technology had no future alternative uses.

    We attributed approximately 10% of the in-process research and development value to BioLIMS, a software system that manages data, initiates analysis programs, and captures the results in a centralized, relational database for sequencing instruments; 6% to GA SFDB, a client-side add-on product to several existing gene sequencing instruments; 38% to BioMERGE, a client-server management and integration system that organizes proprietary, public and third-party results in a single relational database for the drug discovery and genomic research markets; 9% to BioCLINIC, a client-server management and integration system that organizes proprietary, public and third-party results generated from DNA and protein sequence analysis in a single database for the clinical trials phase of drug development; and 37% to SDK, an open architecture software platform from which all of Molecular Informatics' future software applications are expected to be derived.


    As of the acquisition date, all of the major functionality for BioLIMS 2.0 had been completed and the product was subsequently released in September 1998. As of the acquisition date, BioLIMS 3.0 was in the design and scoping phase and is expected to be released in June 1999. As of the acquisition date, GA SFDB was in early alpha phase and had been completed concurrent with the development of BioLIMIS 2.0 and was released in September 1998. As of the acquisition date, BioMerge's 3.0 functional scope was defined and the requirements assessment had been completed and was subsequently released in November 1998. As of the acquisition date, the BioClinic product requirements had been specified and discussions had begun with two potential customers to begin the specific software modifications. Development efforts were terminated in April 1998 due to unsuccessful marketing efforts. As of the acquisition date, the SDK requirements assessment had been completed and the functional scope had been defined. Currently, one successful prototype has been completed and additional development efforts continue in this area.


    At the date of the acquisition, management expected to complete the majority of these projects and commence generating significant revenues in fiscal 1999 at an additional research and development cost of approximately $6.9 million. We attributed $11.8 million of the purchase price to core technology and existing products, primarily related to the BioMERGE product. We applied a risk-adjusted discount to the project's cash flows of 20% for existing technology and 23% for in-process technology. The risk premium of 3% for in-process technologies was determined by management based on the associated risks of releasing these in-process technologies versus the existing technologies for the emerging bioinformatics software industry. The significant risks associated with these products include the limited operating history of Molecular Informatics, uncertainties surrounding the market acceptance of such in-process products, competitive threats from other bioinformatics companies and other risks. Management is primarily responsible for estimating the fair value of such existing and in-process technology.

    During the fourth quarter of fiscal 1996, PE acquired Tropix, Inc., a world leader in the development, manufacture and sale of chemiluminescent detection technology for life sciences. At the acquisition date, the technological feasibility of the acquired technology had not been established and the acquired technology had no future alternative uses. The acquisition cost, net of cash acquired, was $36.0 million and was accounted for as a purchase. The purchase price was allocated to the net assets acquired and to purchased in-process research and development. Purchased in-process research and development included the value of products in the development stage and not considered to have reached technological feasibility. We expensed $22.3 million of the Tropix acquisition cost as in-process research and development, representing 60.3% of the purchase price. This amount was attributed and supported by a discounted probable cash flow analysis on a project-by-project basis. The remaining purchase price was allocated as follows: $10.2 million to proprietary patents and core technology, $1.4 million to trademarks and tradenames, $.2 million to assembled workforce, and $1.9 million to working capital and property, plant and equipment acquired.

    Approximately 56% of the in-process research and development value was attributed to the pharmaceutical screening products project, a project designed to incorporate existing proprietary technologies of Tropix into assay methods for pharmaceutical customers and to perform the screening required by those customers on-site. Additionally, there was to be continued development of suitable assays to improve and expand the technology covered by Tropix patents. The intent was to be a one-stop service where Tropix would develop and perform screening for pharmaceutical customers. Assets in place for this project were the intellectual property of Tropix and the scientific expertise required to customize both the reagents and the methods necessary for the intended use of the customers. Approximately 44% of the in-process research and development value was attributed to the diagnostics products project, a project related to the continued development of the reagent product line. Derivatives of the proprietary technology and expansion of the patents surrounding it were planned to exploit the leadership that Tropix held in its core chemiluminescent products. Also, work was being performed on ancillary reagents to enhance both reactions and stability of existing Tropix dioxetanes. Development of new kits and applications based on the Gal-Star substrate, in particular, were in-process. All of these activities were focused on expanding the existing product line in consumables in order to maintain Tropix's leadership in chemiluminescence.

    Through June 30, 1998, PE incurred approximately $2.8 million in additional research and development costs to further develop these projects. The diagnostic products project was completed in fiscal 1997. PE anticipates spending an additional $.8 million in fiscal 1999 to complete the pharmaceutical screening project. Such costs approximate those anticipated at the date of acquisition.

    A risk-adjusted discount rate of 23% was employed to value the in-process projects. The significant risks associated with these products include the limited operating history of Tropix, uncertainties surrounding market acceptance of such in-process products and other competitive risks. Management is primarily responsible for estimating the fair value of such existing and in-process technologies.

    In fiscal 1996, the Company acquired a minority equity interest in Paracel, Inc., a provider of information filtering technologies for $4.5 million and PerSeptive Technologies Corporation, a research and development company formed to fund the development of novel tools for clinical diagnostics and screening of biological compounds for drug discovery, for $19.3 million. In connection with these life science acquisitions, $9.5 million of purchased in-process research and development was expensed in fiscal 1996.

    The $9.5 million of purchased in-process research and development primarily related to in-process projects at PerSeptive Technologies at the date of acquisition. For all of the fiscal 1996 acquisitions, the technological feasibility of the acquired technology had not been established at the acquisition dates and the acquired technology had no future alternative uses.

    Four projects were in-process at PerSeptive Technologies at the date of acquisition. We abandoned three of these projects upon acquisition and, therefore, did not assign any value. The remaining in-process project was the drug-screening program, a program designed to develop new methodologies for the screening of libraries of biological and chemical compounds to enhance the discovery of drugs. Such project was subsequently transferred to ChemGenics Pharmaceuticals in exchange for a 34% equity interest. In fiscal 1997, after additional research and development efforts by ChemGenics, we received a 6% interest in Millennium Pharmaceuticals in exchange for our ownership in ChemGenics and recognized a $25.9 million gain upon such transaction.

    IMPAIRMENT OF ASSETS. Cost of sales for fiscal 1997 included $.7 million for the write-down of certain impaired assets. The fiscal 1997 charge was a result of adopting SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In fiscal 1996, the PE Biosystems group recorded a before-tax cost of sales charge of $9.9 million for the impairment of certain production assets associated with the realignment of the product offerings of PerSeptive. See Note 1 to the PE Biosystems group combined financial statements.

    GAIN ON INVESTMENTS. The first quarter of fiscal 1998 included a before-tax gain of $.8 million related to the release of contingencies on a minority equity investment. Fiscal 1998, 1997, and 1996 included before-tax gains of $1.6 million, $64.9 million, and $11.7 million, respectively, related to the sale and release of contingencies on minority equity investments, respectively. See Note 2 to the PE Biosystems group combined financial statements.

    RESULTS OF CONTINUING OPERATIONS FOR THE SIX MONTHS ENDED DECEMBER 31, 1998
      COMPARED WITH THE SIX MONTHS ENDED DECEMBER 31, 1997

    The PE Biosystems group reported income from continuing operations of $49.1 million for the first six months of fiscal 1999 compared with income from continuing operations of $12.4 million for the first six months of fiscal 1998. Excluding merger-related costs of $2.0 million incurred in fiscal 1999, and acquired research and development costs of $28.9 million recorded in fiscal 1998, income for the first six months of fiscal 1999 increased 22.7% compared with the prior year.

    Net revenues were $547.4 million for the first six months of fiscal 1999 compared with $409.4 million for the first six months of fiscal 1998, an increase of 33.7%. Excluding the results of Tecan, which were not included in the prior year, revenues increased 19.7%. The effects of foreign currency translation decreased net revenues by approximately 1% compared with the prior year.

    Geographically, excluding Tecan, the PE Biosystems group reported revenue growth in all regions. Revenues increased 27% in the United States, 18% in Europe, 5% in the Far East and 10% in Latin America and other markets, compared with the prior year. Demand for the PE Biosystems group's new ABI PRISM-TM- 3700 DNA Analyzer, which began shipping in the second quarter of fiscal 1999, was strong. Shipments for sequence detection systems and LC/MS products also contributed to the growth.

    Gross margin as a percentage of net revenues was 55.3% in the first six months of fiscal 1999 compared with 54.0% in the first six months of fiscal 1998. This was primarily the result of a change in product mix for the PE Biosystems group which reported higher unit sales of reagents to support genetic analysis systems and increased royalty revenues. Continued growth in instrument sales of higher margin genetic analysis product offerings also contributed to the growth.

    SG&A expenses were $153.6 million in the first six months of fiscal 1999 compared with $125.5 million in fiscal 1998. Excluding Tecan, SG&A expenses increased 8.3% in the first six months of fiscal 1999 compared with the prior year. This increase was due to higher planned expenses, reflecting the growth in sales and orders. As a percentage of net revenues, SG&A expenses were 28% for fiscal 1999 compared with 31% for the prior year.

    R&D expenses increased $20.0 million, or 43.8%, to $65.6 million compared with $45.6 million in the prior year. Excluding Tecan, R&D expenses increased 25.3% compared with the prior year in support of new product launches and to accelerate product development. As a percentage of net revenues, the PE Biosystems group's R&D expenses were 12.0% compared with 11.1% for the prior year.

    The PE Biosystems group incurred merger-related costs of $2.0 million in the first six months of fiscal 1999 for training, relocation and communication costs in connection with the integration of PerSeptive. See Note 10 to the PE Biosystems group combined financial statements. Additional merger-related period costs of approximately $3.0 million to $5.0 million are expected to be incurred through the remaining quarters of fiscal 1999.

    Operating income increased to $81.7 million for the first six months of fiscal 1999 compared with operating income of $21.2 million for the prior year. On a comparable basis excluding the results of Tecan, merger-related costs of $2.0 million in fiscal 1999 and the acquired research and development charge of $28.9 million recorded in the second quarter of fiscal 1998, operating income increased 45.5% compared with the prior year. The PE Biosystems group benefited from higher gross margins and lower SG&A expenses as a percentage of net revenues. The effects of currency translation for the PE Biosystems group for the first six months of fiscal 1999 decreased operating income by approximately $3 million compared with the prior year.

    Interest expense was $2.1 million for the first six months of fiscal 1999 compared with $2.7 million for the prior year. This decrease was primarily due to the refinancing of PerSeptive's 8 1/4% Convertible Subordinated Notes and lower average interest rates. Interest income was $.7 million for the first six months of fiscal 1999 compared with $3.9 million for the prior year, primarily because of lower average cash balances.

    Other expense, net for the first six months of fiscal 1999 was $.5 million compared with other income, net of $1.3 million for the prior year. Other expense recognized in the second quarter of fiscal 1999, primarily related to the revaluation of foreign exchange contracts, more than offset other income related to a legal settlement which was recognized in the first quarter of fiscal 1999. The other income, net for fiscal 1998 resulted from a gain on the sale of certain non-operating assets.

    The PE Biosystems group's effective income tax rate was 28% for the first six months of fiscal 1999. Excluding Tecan, the PE Biosystems group's effective income tax rate was 29% for the first six months of fiscal 1999. Excluding special items in fiscal 1998, the PE Biosystem group's effective income tax rate was 20.5%.

    The PE Biosystems group recognized minority interest expense of $8.2 million in the first six months of fiscal 1999 relating to the 14.5% interest in Tecan.

    RESULTS OF CONTINUING OPERATIONS--1998 COMPARED WITH 1997

    The PE Biosystems group reported net income from continuing operations of $24.0 million for fiscal 1998, compared with net income from continuing operations of $132.7 million for fiscal 1997. On a comparable basis, excluding the special items previously described, net income increased 24.7% to $96.2 million for fiscal 1998 compared with $77.1 million for fiscal 1997.

    Net revenues were $940.1 million for fiscal 1998, compared with $767.5 million for fiscal 1997, an increase of 22.5%. Excluding Tecan, revenues increased 15.9% compared with the prior year. The effects of currency translation decreased net revenues by approximately $33 million, or 4%, compared with the prior year, as the U.S. dollar strengthened against most European and Far Eastern currencies. On a worldwide basis, excluding Tecan and the effects of currency translation, revenues would have increased approximately 20% compared with the prior year. Increased demand for genetic analysis, liquid chromatography/mass spectrometry ("LC/MS"), and polymerase chain reaction ("PCR") product lines was the primary contributor.

    All geographic markets reported increased revenues over the prior year. Excluding Tecan, net revenues in the United States, Europe, and the Far East increased 24.0%, 10.7%, and 4.6%, respectively. Before the effects of currency translation, and excluding Tecan, revenues in Europe and the Far East would have increased approximately 18% and 14%, respectively, compared with the prior year. The PE Biosystems group believes slower Japanese government funding in the second half of fiscal 1998 and the lack of a supplemental budget, which added to fiscal 1997 revenues, contributed to a lower growth rate of only 3% in the Japanese market.

    Gross margin as a percentage of net revenues was 54.1% for fiscal 1998 compared with 52.9% for fiscal 1997. Fiscal 1998 gross margin included $4.1 million of inventory-related write-offs associated with the rationalization of certain product lines in connection with the acquisition of PerSeptive, and fiscal 1997 included a charge of $.7 million for the write-down of certain other assets. Excluding the special items, fiscal 1998 gross margin increased to 54.4% of revenues compared with 53.0% for fiscal 1997. Benefits realized from the sale of higher-margin genetic analysis products and increased royalty revenues in the United States, more than offset the negative effects of currency translation.

    SG&A expenses were $276.7 million for fiscal 1998 compared with $227.7 million for the prior year. The 21.5% increase in expenses, or 14.7% excluding Tecan, was due to higher planned worldwide selling and marketing expenses commensurate with the substantially higher revenue and order growth. Before the effects of currency translation and Tecan, SG&A expenses increased 17.7% compared with the prior year. As a percentage of net revenues, SG&A expenses for the PE Biosystems group decreased to 29.4% compared with 29.7% in the prior year.

    R&D expenses of $105.5 million increased 35.0% over the prior year, or 27.7% excluding Tecan. R&D spending increased 40.6%, or 33.3% excluding Tecan, over the prior year as the PE Biosystems group continued its product development efforts and preparation for new product launches. As a percentage of net revenues, the PE Biosystems group's R&D expenses increased to 11.2% compared with 10.2% for the prior year.

    During fiscal 1998, $48.1 million of charges were recorded for restructuring and other merger costs to integrate PerSeptive into the PE Biosystems group following the acquisition. See Note 10 to the PE Biosystems group combined financial statements. The objectives of the integration plan are to lower PerSeptive's cost structure by reducing excess manufacturing capacity, achieve broader worldwide distribution of PerSeptive's products, and combine sales, marketing, and administrative functions. The charge included: $33.9 million for restructuring the combined operations; $8.6 million for transaction costs; and $4.1 million of inventory-related write-offs, recorded in cost of sales, associated with the rationalization of certain product lines. Additional non-recurring acquisition costs of $1.5 million for training, relocation, and communication costs were recognized as period expenses in the third and fourth quarters and were classified as other merger-related costs. The PE Biosystems group expects to incur an additional $6.5 million to $8.5 million of acquisition-related costs for training, relocation, and communication in fiscal 1999. These costs will be recognized as period expenses when incurred and will be classified as other merger-related costs.

    The $33.9 million restructuring charge includes $13.8 million for severance-related costs and workforce reductions of approximately 170 employees, consisting of 114 employees in production labor and 56 employees in sales and administrative support. The remaining $20.1 million represents facility consolidation and asset-related write-offs and includes: $11.7 million for contract and lease terminations and facility-related expenses in connection with the reduction of excess manufacturing capacity; $3.2 million for dealer termination payments, sales office consolidations, and consolidation of sales and administrative support functions; and $5.2 million for the write-off of certain tangible and intangible assets and the termination of certain contractual obligations. These restructuring actions are expected to be substantially completed by the end of fiscal 1999. Transaction costs of $8.6 million include acquisition-related investment banking and professional fees. As of June 30, 1998, approximately 12 employees were separated under the plan and the actions are proceeding as planned.

    Fiscal 1998 included $28.9 million of purchased in-process research and development associated with the acquisition of Molecular Informatics.

                                OPERATING INCOME

                                         (DOLLAR AMOUNTS
                                          IN MILLIONS)
                                       -------------------
1997
Operating income before special
  items..............................       $   101.0
Impairment of assets.................             (.7)
                                               ------
  Operating income...................       $   100.3
                                               ------
                                               ------

1998
Operating income before special
  items..............................       $   130.4
Restructuring and other merger
  costs..............................           (48.1)
Acquired R&D.........................           (28.9)
                                               ------
  Operating income...................       $    53.4
                                               ------
                                               ------

    Operating income decreased to $53.4 million for fiscal 1998 compared with $100.3 million for fiscal 1997. Excluding the special charges for restructuring and other merger costs, acquired research and development, and the impairment of assets, operating income increased $29.4 million, or 29.1%, primarily as a result of increased volume and improved margins. A 23.5% increase in operating income from higher-margin sequencing and mapping systems was the primary contributor. Excluding Tecan, operating income before special items increased 21.6% compared with the prior year. Before the effects of currency translation and excluding Tecan, fiscal 1998 operating income increased 38.5% compared with the prior year. Geographically, excluding Tecan, fiscal 1998 operating income before special items increased 48.0% in the United States, 20.1% in the Far East, and 8.0% in Europe compared with fiscal 1997. As a percentage of net revenues, operating income before special items increased to 13.9% in fiscal 1998 compared with 13.2% for the prior year.

    In fiscal 1998 and 1997, the PE Biosystems group recorded gains of $1.6 million and $64.9 million, respectively, on the sale and release of contingencies on minority equity investments. See Note 2 to the PE Biosystems group combined financial statements.

    Interest expense was $4.9 million for fiscal 1998 compared with $5.9 million for the prior year. This decrease was primarily due to the refinancing of the PerSeptive Notes together with slightly lower outstanding debt balances and lower average interest rates. Interest income was $5.9 million for fiscal 1998 compared with $8.8 million for the prior year, primarily because of lower cash balances resulting from the use of cash to fund the PE Biosystems group's continued investments and acquisitions, as well as from lower interest rates.

    Other income, net for fiscal 1998 of $3.1 million, primarily related to the sale of certain operating and non-operating assets, compared with other income, net of $1.9 million for the prior year.

    Our effective income tax rate was 50% for fiscal 1998 and 22% for fiscal 1997. Excluding Tecan in fiscal 1998, and special items in fiscal 1998 and fiscal 1997, the effective income tax rate was 25% for fiscal 1998 compared with 27% for fiscal 1997. Increased earnings in low tax jurisdictions reduced our tax rate for fiscal 1998. An analysis of the differences between the federal statutory income tax rate and the effective rate is provided in Note 4 to the PE Biosystems group combined financial statements.

    Minority interest expense of $5.6 million was recognized in fiscal 1998 relating to our company's 14.5% financial interest in Tecan. See Note 2 to the PE Biosystems group combined financial statements.

    RESULTS OF CONTINUING OPERATIONS--1997 COMPARED WITH 1996

    The PE Biosystems group reported net income of $132.7 million from continuing operations for fiscal 1997 compared with net income of $3.9 million from continuing operations for fiscal 1996. On a comparable basis, excluding the special items previously described, net income increased 42.7%.

    Net revenues for fiscal 1997 were $767.5 million, an increase of 19.5% over the $642.1 million reported for fiscal 1996. The effects of currency rate movements decreased net revenues by approximately $25 million, or 4%, as the U.S. dollar strengthened against the Japanese Yen and certain European currencies.

    All geographic markets experienced revenue growth for fiscal 1997. Net revenues in the United States, Europe, and the Far East increased 20.0%, 22.0%, and 16.3%, respectively. Increased demand for genetic analysis, LC/MS, and the PCR product lines was the primary contributor. Excluding currency effects, revenues in Europe and the Far East would have increased approximately 26% and 29%, respectively.

    Gross margin as a percentage of net revenues was 52.9% for fiscal 1997 compared with 50.5% for fiscal 1996. Excluding the $.7 million and $9.9 million charges for impaired assets, recorded in cost of sales, for fiscal 1997 and 1996, respectively, gross margin was 53.0% compared with 52.0%. The improved gross margin was the result of the overall unit volume increase and product mix.

    SG&A expenses were $227.7 million for fiscal 1997 compared with $187.6 million for fiscal 1996, an increase of 21.3%, reflecting a 16% increase in worldwide marketing expenses, commensurate with the growth in revenues, and increased costs for PE's restricted stock and performance-based compensation programs. The total expense for the restricted stock and performance-based programs was $20.4 million and $7.9 million for fiscal 1997 and 1996, respectively. As a percentage of net revenues, SG&A expenses for the PE Biosystems group remained essentially unchanged at approximately 30% for both fiscal 1997 and fiscal 1996.

    R&D expenses were $78.1 million for fiscal 1997 compared with $62.2 million for fiscal 1996. R&D spending increased 25.6% over the prior year as the PE Biosystems group continued its product development efforts for the bioresearch markets. As a percentage of net revenues, R&D expenses increased to 10.2% for fiscal 1997 compared with 9.7% for fiscal 1996.

                                OPERATING INCOME

                                         (DOLLAR AMOUNTS
                                          IN MILLIONS)
                                       -------------------
1996
Operating income before special
  items..............................       $    84.1
Restructuring........................           (17.5)
Acquired R&D.........................           (31.8)
Impairment of assets.................            (9.9)
                                               ------
  Operating income...................       $    24.9
                                               ------
                                               ------
1997
Operating income before special
  items..............................       $   101.0
Impairment of assets.................             (.7)
                                               ------
  Operating income...................       $   100.3
                                               ------
                                               ------

    Operating income for fiscal 1997 was $100.3 million compared with $24.9 million for fiscal 1996. We incurred a charge of $.7 million in fiscal 1997 and $9.9 million in fiscal 1996 for impairment of assets. Fiscal 1996 included a charge of $31.8 million for acquired research and development related to acquisitions. Fiscal 1996 also included a charge of $17.5 million for restructuring actions and other related costs associated with PerSeptive. On a comparable basis, excluding special items in both years, operating income increased 20.1% compared with the prior year as a result of increased volume and improved margins, primarily from high-margin sequencing systems.

    All geographic markets contributed to the improved operating income before special items. The strongest growth was in Europe, where fiscal 1997 operating income before special items increased 29.8% compared with fiscal 1996. Excluding currency translation effects, operating income before special items would have increased approximately 33%. As a percentage of net revenues, operating income before special items remained essentially unchanged at 13% for both fiscal 1997 and fiscal 1996.

    In fiscal 1997 and 1996, the PE Biosystems group recorded before-tax gains of $64.9 million and $11.7 million, respectively, on the sale and release of contingencies on minority equity investments.

    Interest expense was $5.9 million for fiscal 1997 compared with $8.4 million for fiscal 1996. Lower average borrowing levels for fiscal 1997 and lower weighted average interest rates on short-term debt accounted for the reduction in interest costs. As a result of maintaining higher cash and cash equivalent balances, interest income increased by $3.5 million to $8.8 million for fiscal 1997.

    Other income, net was $1.9 million for fiscal 1997 compared with other expense, net of $2.1 million for fiscal 1996. The fiscal 1997 amount consisted primarily of a fourth quarter gain on the sale of real estate.

    The effective income tax rate for fiscal 1997 was 22%. Fiscal 1996 incurred a provision of $27.6 million on before-tax income of $31.5 million. Special items affected both years. The charges for acquired research and development were not deductible for tax purposes. Additionally, the fiscal 1996 charge for restructuring and the fiscal 1997 charge for impairment of assets were only partially deductible, and no tax benefit was recognized for PerSeptive's fiscal 1996 net operating loss, which resulted in a significant increase in the tax rate for the fiscal year.

    In the fourth quarter of fiscal 1997, we reduced our deferred tax valuation allowance, resulting in the recognition of a $50.0 million dollar deferred tax benefit. The benefit resulting from the valuation allowance release was substantially offset by a fourth quarter accrual for tax costs related to gains on foreign reorganizations.

MARKET RISK

    The PE Biosystems group operates internationally, with manufacturing and distribution facilities in various countries throughout the world. For the first six months of fiscal 1999 and for fiscal 1998, the PE Biosystems group derived approximately 51% and 52%, respectively, of its revenues from countries outside of the United States. Results continue to be affected by market risk, including fluctuations in foreign currency exchange rates and changes in economic conditions in foreign markets.

    The PE Biosystems group's risk management strategy utilizes derivative financial instruments, including forwards, swaps, purchased options, and synthetic forward contracts to hedge certain foreign currency and interest rate exposures, with the intent of offsetting losses and gains that occur on the underlying exposures with gains and losses on the derivatives. The PE Biosystems group does not use derivative financial instruments for trading or other speculative purposes, nor is the PE Biosystems group a party to leveraged derivatives. At December 31, 1998 and June 30, 1998, outstanding hedge contracts covered approximately 80% of the estimated foreign currency exposures related to cross-currency cash flows to be realized for the next twelve months. The outstanding hedges were a combination of forward, option, and synthetic forward contracts maturing in the next twelve months.

    We performed sensitivity analyses as of December 31, 1998 and June 30, 1998. Assuming a hypothetical adverse change of 10% in foreign exchange rates, i.e., a weakening of the U.S. Dollar, at December 31, 1998 and June 30, 1998, we calculated hypothetical losses in future cash flows of $3.7 million at December 31, 1998 and $4.1 million at June 30, 1998. We calculated the hypothetical losses by comparing the difference between the change in market value of both the foreign currency contracts outstanding and the underlying exposures being hedged at December 31, 1998 and June 30, 1998, assuming the 10% adverse change in exchange rates. Actual gains and losses in the future could, however, differ materially from these analyses, based on changes in the timing and amount of foreign currency exchange rate movements and the PE Biosystems group's actual exposures and hedges.

    Interest rate swaps are used to hedge underlying debt obligations. In fiscal 1997, PE executed an interest rate swap allocated to the PE Biosystems group in conjunction with PE entering into a five-year Japanese Yen debt obligation. Under the terms of the swap agreement, PE pays a fixed rate of interest at 2.1% and receives a floating LIBOR interest rate. At June 30, 1998, the notional amount of indebtedness covered by the interest rate swap was 3.8 billion Yen or $27.0 million. The maturity date of the swap coincides with the maturity of the Yen loan in March 2002.

    A change in interest rates would have no impact on our reported interest expense and related cash payments because the floating rate debt and fixed rate swap contract have the same maturity and are based on the same rate index.

MANAGEMENT'S DISCUSSION OF FINANCIAL RESOURCES AND LIQUIDITY

    The following discussion of financial resources and liquidity focuses on the Combined Statements of Financial Position and the Combined Statements of Cash Flows.

    As the results of the Celera Genomics group were not significant for any of the periods presented, all historical cash and debt balances of our company have been allocated to the PE Biosystems group.

    Cash and cash equivalents of continuing operations were $75.5 million at December 31, 1998, $82.9 million at June 30, 1998, and $213.0 million at June 30, 1997, with total debt of continuing operations of $66.8 million at December 31, 1998, $45.8 million at June 30, 1998, and $89.1 million at June 30, 1997.

    Working capital was $15.4 million at December 31, 1998. Excluding the note payable to the Celera Genomics group, working capital was $326.7 million at December 31, 1998. Working capital was $289.2 million at June 30, 1998, and $355.1 million at June 30, 1997. Debt to total capitalization increased to 18% at December 31, 1998 from 7%, excluding the note payable, at June 30, 1998, as a result of an increase in loans payable to fund current operating requirements. At December 31, 1998, including the note payable, debt to total capitalization increased to 56%. Debt to total capitalization was 15% at June 30, 1997.

    The initial capitalization of the Celera Genomics group included a $330 million short-term note of the PE Biosystems group payable to the Celera Genomics group. The note payable will not result in the PE Biosystems group holding an equity interest in the Celera Genomics group. The note is expected to be paid with the proceeds from the sale of our Analytical Instruments business. Accordingly, no interest will be ascribed to the note. At December 31, 1998, the outstanding balance of the note was $311.3 million.

    In addition, our board of directors has adopted a financing policy, included in Note 1 to the PE Biosystems group combined financial statements, which will permit the PE Biosystems group to make loans to the Celera Genomics group and make equity contributions to the Celera Genomics group in exchange for Celera Genomics Designated Shares.

  SIGNIFICANT CHANGES IN THE COMBINED
    STATEMENTS OF FINANCIAL POSITION

    Accounts receivable increased by $31.7 million and inventory balances increased by $23.2 million from June 30, 1998 to December 31, 1998, reflecting the growth in revenues and orders for the PE Biosystems group.

    Accounts receivable and inventory balances increased from June 30, 1997 to June 30, 1998 by $49.7 million and $25.9 million, respectively. Excluding Tecan, accounts receivable and inventory balances increased by $28.3 million and $25.9 million, from June 30, 1997 to June 30, 1998 reflecting the growth in the PE Biosystems group's sales and orders.

    We reduced our total deferred tax asset and related valuation allowance from $124.3 million and $69.7 million at June 30, 1997 to $115.5 million and $62.8 million at June 30, 1998. The valuation allowance relates primarily to foreign and domestic tax loss carryforwards, domestic tax credit carryforwards and other domestic deferred tax assets. A portion of the valuation allowance is attributable to tax loss and credit carryforwards and other deferred tax assets which we acquired as part of the purchase of PerSeptive in fiscal 1998. In evaluating our need for a valuation allowance, we considered all available positive and negative evidence, including historical information supplemented by information about future years. We evaluate the need for the valuation allowance periodically for each tax-paying component in each tax jurisdiction. The following factors significantly influenced our conclusion regarding the need for a valuation allowance: (1) the historical profitability of our domestic

Analytical Instruments operations, (2) the limitation under the Internal Revenue Code on the amount of annual utilization of domestic loss carryforwards and credits of PerSeptive, (3) the long-term nature of a significant portion of the remaining domestic tax asset and (4) the various expiration dates of the foreign loss carryforwards.

    Other long-term assets increased to $240.6 million at June 30, 1998 from $155.4 million at June 30, 1997. The change included $70.9 million of intangible assets associated with the acquisition of Tecan and Molecular Informatics, $11.5 million of minority equity investments, and a $10.2 million increase in prepaid pension assets, partially offset by the sale of certain non-operating assets.

    At December 31, 1998, total debt increased to $378.1 million primarily as a result of the allocation of the $330 million note payable to the Celera Genomics group. The increase of $21.0 million in allocated debt from June 30, 1998 included $9.9 million of foreign currency translation. Total short-term and long-term borrowings were $45.8 million at June 30, 1998 compared with $89.1 million at June 30, 1997. The decrease was due in part to the redemption of PerSeptive's 8 1/4% Convertible Subordinated Notes Due 2001 on March 23, 1998. The redemption price was $1,055.81 per $1,000 principal amount of the PerSeptive Notes, which represented the redemption premium and aggregate principal plus accrued and unpaid interest to the redemption date. The aggregate outstanding principal amount of the PerSeptive Notes was $27.2 million at March 23, 1998. A total of $26.1 million was paid in cash, representing $24.7 million of principal and $1.4 million of accrued interest and premium relating to the PerSeptive Notes. Additionally, $2.5 million of the principal amount of the PerSeptive Notes was converted by the holders thereof into 35,557 shares of the existing common stock.

    Other accrued expenses increased by $17.0 million to $138.2 million at December 31, 1998 from $121.2 million at June 30, 1998 as a result of higher warranty and installation accruals, reflecting the increase in volume, and an increase in deferred revenues and benefit accruals. Accounts payable decreased $11.5 million to $107.6 million at December 31, 1998 from $119.1 million at June 30, 1998 as a result of payments made for higher purchases incurred during the fourth quarter of fiscal 1998 in support of increased production and operating requirements. Accounts payable increased $33.7 million to $119.1 million at June 30, 1998 from $85.4 million at June 30, 1997. The increase resulted from higher purchases to support production and operating requirements.

    At December 31, 1998 and June 30, 1998, $54.8 million and $43.8 million, respectively, of minority interest was recognized in connection with Tecan.

    COMBINED STATEMENTS OF CASH FLOWS

    Net cash provided by operating activities from continuing operations was $32.6 million for the first six months of fiscal 1999 compared with $22.1 million for the same period in fiscal 1998. Higher income-related cash flow contributed to the increase. Operating activities from continuing operations generated $74.9 million of cash in fiscal 1998 compared with $76.5 million in fiscal 1997 and $45.1 million in fiscal 1996. In fiscal 1998, higher income-related cash flow was more than offset by a net increase in operating assets and liabilities reflecting the continued growth.

    Net cash used by investing activities from continuing operations was $24.5 million for the first six months of fiscal 1999 compared with $111.8 million for the first six months of fiscal 1998. In fiscal 1999, the PE Biosystems group generated $14.3 million in net cash proceeds from the sale of certain non-operating assets, compared with $16.2 million in the prior year from the sale of certain non-operating assets and the collection of a note receivable. Capital expenditures for the PE Biosystems group totaled $39.4 million, which included $4.7 million related to improvement of its information technology infrastructure, and $17.5 million for the acquisition of a corporate airplane. The fiscal 1998 capital expenditures were $37.4 million, primarily related to improvement of the PE Biosystems group's information technology infrastructure, and $90.6 million related to various investments and collaborations, primarily Tecan and Molecular Informatics.

    In fiscal 1998, net cash used by investing activities from continuing operations was $125.7 million compared with net cash provided by investing activities from continuing operations of $47.8 million in fiscal 1997. During fiscal 1998, the PE Biosystems group generated $19.5 million in net cash proceeds from the sale of assets and $9.7 million from the collection of a note receivable. The proceeds were more than offset by $56.8 million of capital expenditures, which included $33.7 million as part of the strategic program to improve our information technology infrastructure, and $98.0 million for acquisitions and investments, primarily Tecan and Molecular Informatics. See
Note 2 to the PE Biosystems group combined financial statements for a discussion of our restructuring actions.

    For fiscal 1997, the PE Biosystems group generated $99.7 million in net cash proceeds from the sale of our company's equity interests in Etec Systems, Inc. and Millennium Pharmaceuticals, Inc. and from the sale of certain other non-operating assets. These proceeds were partially offset by $5.0 million used for acquisitions and $51.9 million for capital expenditures which included $9.5 million for information technology infrastructure improvements and $12.1 million for the acquisition of an airplane. See Note 2 to the PE Biosystems group combined financial statements for a discussion of our restructuring actions.

    In fiscal 1996, $117.1 million of cash was used for acquisitions and $22.4 million was used for capital expenditures. This was partially offset by $102.3 million of cash proceeds generated from the sale of minority equity investments and non-operating assets.

    Net cash provided by financing activities was $13.3 million in the first six months of fiscal 1999 compared with a net cash use of $9.1 million in the prior period. In the first six months of fiscal 1999, the PE Biosystems group received $37.9 million in proceeds from employee stock option plan exercises compared with $6.3 million in fiscal 1998. Allocated loans payable and debt increased $11.1 million in the first six months of fiscal 1999 to fund the PE Biosystems group's current operating requirements.

    In fiscal 1998 net cash used by financing activities was $48.2 million compared with $42.1 million for fiscal 1997, and $25.4 million for fiscal 1996.

    During fiscal 1998, proceeds from employee stock plan exercises were $33.6 million. This was more than offset by shareholder dividend payments and the redemption of the PerSeptive Notes.

    During fiscal 1997, we generated $1.8 million from the sale of equity put warrants and $33.6 million in proceeds from employee stock plan exercises, compared with $65.0 million from employee stock plan exercises in fiscal 1996. This was more than offset by shareholder dividends of approximately $29 million for both fiscal 1997 and 1996, and for the purchase of common stock for treasury. During fiscal 1997, .4 million shares were repurchased at a cost of $25.1 million, compared with .8 million shares at a cost of $41.0 million in fiscal 1996. Common stock purchases for treasury were made in support of PE's various stock plans. No shares were repurchased during fiscal 1998.

    As previously mentioned, the PE Biosystems group recorded before-tax restructuring charges and other merger costs of $48.1 million and $17.5 million in fiscal 1998 and 1996, respectively, in the results for continuing operations. During fiscal 1998, the PE Biosystems group made cash payments of $11.9 million for obligations related to restructuring plans and other merger costs. Liabilities remaining at June 30, 1998 were $26.9 million for the fiscal 1998 plan. See Note 10 to the PE Biosystems group combined financial statements. The funding for the remaining restructuring liabilities will be from current cash balances and funds generated from operating activities.

    The PE Biosystems group believes its cash and short-term investments, funds generated from operating activities, and available borrowing facilities are sufficient to provide for its anticipated financing needs over the next two years. At June 30, 1998, PE had unused credit facilities totaling $343 million.

IMPACT OF INFLATION AND CHANGING PRICES

    Inflation and changing prices are continually monitored. The PE Biosystems group attempts to minimize the impact of inflation by improving productivity and efficiency through continual review of both manufacturing capacity and operating expense levels. When operating costs and manufacturing costs increase, the PE Biosystems group attempts to recover such costs by increasing, over time, the selling price of its products and services. The PE Biosystems group believes the effects of inflation have been appropriately managed and therefore have not had a material impact on its historic operations and resulting financial position.

YEAR 2000

    In fiscal 1997, PE initiated a worldwide program to assess the expected impact of the Year 2000 date recognition problem on our existing internal computer systems; our non-information technology systems, including embedded and process control systems; our product offerings; and our significant suppliers. The purpose of this program is to ensure the event does not have a material adverse effect on our business operations.

    The operations of the PE Biosystems group are included within this program. At this time, PE is not able to determine the relative resources required to implement this program in the PE Biosystems group. However, PE believes that a substantial portion of the resources required was allocated to the PE Biosystems group.

    Regarding PE's existing internal computer systems, the program involves a mix of purchasing new systems and modifying existing systems, with the emphasis on replacement of applications developed in-house. Replacement projects are currently underway, and are anticipated to be substantially completed for all business-critical systems worldwide by December 31, 1999. The program includes replacement of applications that, for reasons other than Year 2000 noncompliance, had been previously selected for replacement. The replacement projects, which began in fiscal 1997, are expected to offer improved functionality and commonality over current systems, while at the same time addressing the Year 2000 problem.

    With respect to PE's current product offerings, the program involves performing an inventory of current products, assessing their compliance status, and constructing a remediation plan where appropriate. Significant progress has been made in each of these three phases and PE expects the PE Biosystems group's current product offerings to be Year 2000 compliant by December 31, 1999. A substantial portion of the PE Biosystems group's current product offerings is Year 2000 compliant.

    The program also addresses the Year 2000 compliance efforts of PE's significant suppliers, vendors, and third-party interface systems. As part of this analysis, PE is seeking written assurances from these suppliers, vendors, and third parties that they will be Year 2000 compliant. While PE has begun such efforts, there can be no assurance that the systems of other companies with which PE deals, or on which PE's systems rely will be timely converted, or that any such failure to convert by another company could not have a material adverse effect on PE. PE has not fully determined the extent to which PE's interface systems may be impacted by third parties' systems, which may not be Year 2000 compliant.

    PE's preliminary estimate of the total cost for this multi-year program covering 3-4 years is approximately $150 million. This includes amounts previously budgeted for information technology infrastructure improvements and estimates of remediation costs on components not yet fully assessed. Incremental spending has not been and is not expected to be material because most Year 2000 compliance costs will be met with amounts that are normally budgeted for procurement and maintenance of PE's information systems, production and facilities equipment. The redirection of spending to implement Year 2000 compliance plans may in some instances delay productivity improvements.

    PE has also engaged a consulting firm to provide periodic assessments of PE's Year 2000 project plans and progress. Because of the importance of addressing the Year 2000 problem, PE has created a Year 2000 business continuity planning team to review and develop, by April 1999, business contingency plans to address any issues that may not be corrected by implementation of PE's Year 2000 compliance plan in a timely manner. If PE is not successful in implementing its Year 2000 compliance plan, or there are delays in and/or increased costs associated with implementing such changes, the Year 2000 problem could have a material adverse effect on PE's consolidated results of operations and financial condition.

    At this stage of the process, PE believes that it is difficult to specifically identify the cause of the most reasonable worst case Year 2000 scenario. A reasonable worst case Year 2000 scenario would be the failure of significant suppliers and vendors to have corrected their own Year 2000 issues which could cause disruption of PE's operations and have a material adverse effect on PE's financial condition. The impact of such disruption cannot be estimated at this time. In the event PE believes that any of its significant suppliers or vendors are unlikely to be able to resolve their own Year 2000 issues, PE's contingency plan would include seeking additional sources of supply.

EURO CONVERSION

    A single currency called the euro was introduced in Europe on January 1, 1999. Eleven of the fifteen member countries of the European Union agreed to adopt the euro as their common legal currency on that date. Fixed conversion rates between these participating countries' existing currencies (the "legacy currencies") and the euro were established as of that date. The legacy currencies are scheduled to remain legal tender as denominations of the euro until at least January 1, 2002, but not later than July 1, 2002. During this transition period, parties may settle transactions using either the euro or a participating country's legal currency.

    The PE Biosystems group is currently evaluating the impact of the euro conversion on its computer and financial systems, business processes, market risk, and price competition. The PE Biosystems group does not expect this conversion to have a material impact on its results of operations, financial position, or cash flows.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of the statement require the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The PE Biosystems group is required to implement the statement in the first quarter of fiscal 2000. The PE Biosystems group is currently analyzing the statement to determine the impact, if any, on its combined financial statements.

    The FASB issued the following Statement of Financial Accounting Standards, which will become effective for the PE Biosystems group's fiscal 1999 annual financial statements: SFAS No. 132, "Employers' Disclosures about Pensions and other Postretirement Benefits," which requires additional disclosures relating to a company's pension and postretirement benefit plans; and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which requires certain financial and descriptive information about a company's reportable operating segments. The adoption of these new accounting standards may require additional disclosures but should not have a material effect, if any, on the combined financial statements of the PE Biosystems group.

    We continue to apply APB No. 25 in accounting for our stock based compensation plans. Accordingly, no compensation expense has been recognized for these plans, as all options have been issued at fair value. The effect of accounting for such plans at fair value, under SFAS No. 123, "Accounting for Stock Based Compensation," would be to decrease fiscal 1998 net income by $31 million and diluted earnings per share by $.61. The method used to determine the fair value is the Black-Scholes options pricing model. Accordingly, changes in dividend yield, volatility, interests risks and option life could have a material effect on the fair value. See Note 8 to the PE Biosystems group combined financial statements for a more detailed discussion regarding the accounting for stock-based compensation at fair value.

OUTLOOK

    The PE Biosystems group expects to continue to grow and maintain profitability for fiscal 1999 on the strength of robust demand and several new products. As previously indicated, the PE Biosystems group received more than 70 third-party orders for the ABI PRISM-TM- 3700 DNA Analyzer, in addition to the 230 ordered by the Celera Genomics group. The 3700 provides technology that enables the generation of sequencing data at a new level of throughput.

    On March 8, 1999, we announced an agreement for the sale of our Analytical Instruments business, which had been classified as a discontinued operation.

    We remain concerned about adverse currency effects because approximately 51% of our revenues were derived from regions outside the United States for the six months ended December 31, 1998. Recently, the U.S. dollar has weakened, which should moderate the effects of currency translation for fiscal 1999.

                            CELERA GENOMICS GROUP --
                                    BUSINESS

OVERVIEW

    The Celera Genomics group is engaged principally in the generation, sale and support of genomic information and related information management and analysis software; discovery, validation and licensing of proprietary gene products, genetic markers and information concerning genetic variability; and related consulting and contract research and development services.

    We and Dr. J. Craig Venter, a leading genomic scientist and founder of The Institute for Genomic Research ("TIGR"), announced the intent to form the Celera Genomics business in May 1998. This business commenced operations in August 1998. This business was formed for the purpose of generating and commercializing genomic information to accelerate the understanding of biological processes and to assist pharmaceutical, biotechnology and life science research entities in areas of research including:

    -  new drugs and improved drug development processes;

    -  novel genes and factors that regulate and control gene expression; and

    - interrelationships between genetic variability, disease and drug response.


    The foundation of the Celera Genomics group's strategy is the sequencing of the human genome, which it expects to complete by December 31, 2001. The underlying human genetic sequence will be the basis for the Celera Genomics group's development of a value-added, integrated information and discovery system. The system will include increasing layers of functional information, such as gene expression data, comparative data from other model organisms, such as DROSOPHILA (fruit fly) and mouse, genetic variation and ultimately gene function. Users of the system will have the ability to view, browse and analyze the data in an integrated way that should assist scientists and commercial enterprises in accelerating their understanding of the human genetic code. The Celera Genomics group anticipates using its genomic data as a platform upon which to develop tools and services. The Celera Genomics group anticipates that this genomic data, together with such tools and services, will become a comprehensive scientific and medical resource for a wide range of customers.


    Other genomics companies have focused on strategies that emphasize finding and sequencing particular genes within the human genome to find specific drug or disease targets. In contrast, the Celera Genomics group plans to sequence the entire human genome using whole genome shotgun sequencing, a unique sequencing strategy designed to produce genomic data rapidly and efficiently. The Celera Genomics group's goal is to create a comprehensive knowledge base of the human genome that will allow multiple scientific and commercial applications. The Celera Genomics group believes that its shotgun sequencing strategy will not only accelerate the discovery of new genes, but will help generate genomic information that has not yet been the focus of research. This information includes rarely expressed genes and the proteins they code for and other factors, such as regulatory regions, that control gene expression.

    Dr. Venter and his team at TIGR were the first to apply the whole genome shotgun strategy to the sequencing of several genomes, including the first three in history. To date, ten of the 26 microbial genomes that have been completely sequenced and are (or are expected to be) in the public domain have been sequenced by TIGR using this strategy, and no other entity has sequenced more than two.

    The Celera Genomics group includes GenScope, which our company acquired in February 1997. GenScope is a provider of genomics-related products and services, gene discovery, target discovery and validation, efficacy and safety assessment, and pharmacogenomics study services. GenScope's core technology, GeneTag-TM-, is a proprietary process for analysis of gene expression. This technology provides a method with which to compare many samples in order to quickly identify which genes are affected by a disease or treatment.

    The Celera Genomics group also includes AgGen which was formed in July 1997 for the purpose of developing an application group specializing in providing services to the agriculture market. AgGen provides genetic testing services for plant and animal breeding programs. In addition, AgGen provides expertise in plant and animal functional genomics. The Celera Genomics group also includes the Advanced Center for Genomic Technology, which is engaged in DNA cloning and characterization and sequencing technology and development.

    The Celera Genomics group believes that it has competitive advantages that differentiate it from other genomic companies. These advantages include:

    -  EXPERTISE OF KEY SCIENTIFIC PERSONNEL

        -- Recognized leading scientific expertise of the Celera Genomics group's key personnel, including Dr. Venter, and their experience at TIGR and other organizations in shotgun sequencing and the assembly, interpretation and application of genomic information; and

        -- Key GenScope personnel with expertise in gene expression profiling and the interpretation of data in a biological context.

    -  WHOLE GENOME SHOTGUN SEQUENCING STRATEGY

        -- Permits accelerated sequencing of the entire human genome; and

        -- Produces comprehensive polymorphism information necessary to understand genetic variability between individuals.

    -  ADVANCED GENOMIC AND COMPUTING TECHNOLOGY

        -- Unique sequencing facility with capacity at a level never before attempted. The facility will contain the PE Biosystems group's new DNA sequencers, which use unique high-throughput sequencing technology;

        -- GenScope's GeneTag-TM- expression technology, which allows rapid and simultaneous profiling to monitor known genes and discover novel genes and provides data to build databases to assist in identifying gene function;

        -- Early access to the PE Biosystems group's other technologies and products, such as automated sample handling, sequencing chemistries, gene expression, genetic variation analysis and bioinformatics; and

        -- Strategic alliance with Compaq Computer Corporation to assist in the development of computational capacity and tools required to acquire, analyze and distribute sequence information.

    -  PE'S RESOURCES AND MARKET EXPERIENCE

        -- Access to PE's financial resources that provide a source of capital for the Celera Genomics group's business;

        -- Administrative shared services provided by PE that permit the Celera
          Genomics group to focus on its mission;

        -- PE's established track record in developing new applications and technologies in life sciences markets; and

        -- PE's extensive relationships with users of life sciences products.

GENOMICS INDUSTRY BACKGROUND

    GENES, GENETIC VARIABILITY AND ITS
      RELATIONSHIP TO DISEASE

    The human genome governs all cellular function, which, in turn, determines human physiology, such as metabolism, susceptibility to disease and reactions to certain drugs. The human genome is organized into 23 pairs of chromosomes, which include the X and Y chromosomes that determine sex. These chromosome sets, in turn, are comprised of strands of DNA molecules that consist of long chains of chemical subunits, called nucleotides. There are four nucleotides--adenine, cytosine, guanine, and thymine--often abbreviated with their first letters A, C, G, and T. DNA molecules consist of two long chains of nucleotides bound together by base pairs of nucleotides. Approximately 3.5 billion nucleotide base pairs, or 7 billion total bases, make up the entire human genome. It is the unique sequence of the nucleotide arrangement that determines cellular structure and function.

    Certain sequences of nucleotides, called genes, carry the specific information necessary to construct proteins that regulate every aspect of human life. Genes may contain from several dozen to tens of thousands of nucleotides. The Celera Genomics group believes the best scientific evidence to date indicates that the number of genes in the human genome is between 50,000 and 80,000, although some have estimated the number to be as high as 150,000. Less than 6,000 genes have been well "characterized." Between 40,000 and 50,000 segments, however, have been partially tagged through partial gene sequencing (ESTs, also known as expressed sequence tags) although most of these are without known function. Most importantly, genes not only regulate human physiology but are also an important determinant of human health and disease pathways. Despite what has been discovered to date, only a limited amount is known about the human genome, and significant additional discoveries are necessary to develop a more comprehensive understanding of the human genome.

    Human variability arises from both differences in the sequences of genes and from differences in gene expression. The normal sequence of a gene may be altered by replication errors or environmental factors. These variations, also known as polymorphisms, may have little or no effect on a gene's ability to function. Some polymorphisms, however, may affect gene function and result in the development of particular diseases, most notably cancer.

    Gene expression is the process by which a gene's coded information is translated into the production of proteins within a cell. While all cells contain the full set of DNA, different cells express different sets of genes depending on cell type and environmental conditions. Certain diseases also arise from the "over" or "under" expression of genes.

    VALUE OF GENOMIC RESEARCH

    Genomics--the study of genetic information, its relationship to disease and its use in identifying targets for drug development-- is a relatively new and evolving field. Industry analysts expect genomics to lead a medical "revolution" in the identification and treatment of disease based on growing evidence that genes play a significant role among most major diseases.

    The Celera Genomics group believes that the field of genomics will affect medicine in at least three significant ways:

    - TARGET IDENTIFICATION AND DRUG DISCOVERY. The Celera Genomics group expects genomics to play a long-term role in the discovery of targets for small molecule drugs and novel protein drugs in the future. Prozac is an example of a small molecule drug, and insulin, growth hormone and EPO are examples of novel protein drugs, all of which are significant products for pharmaceutical companies today. The Celera Genomics group expects that discoveries of targets for small molecule drugs and novel protein drugs will affect virtually every aspect of the treatment of diseases, including cardiovascular diseases, infectious diseases, neuropsychiatric disorders, asthma, obesity, diabetes and cancers.

    - PHARMACOGENOMICS AND DRUG DEVELOPMENT. Pharmacogenomics, an outgrowth of genomic research, is also a rapidly evolving field and focuses on identifying genetic variability factors that may affect an individual's response to a specific drug. The Celera Genomics group expects the application of pharmacogenomics to improve the drug development process.

    - DIAGNOSTICS AND DISEASE MANAGEMENT. As the understanding of genetic causes of disease improves, the Celera Genomics group expects genomics to enhance physicians' ability to diagnose particular diseases. As a result, genomic research should also lead to better treatment and monitoring of diseases.

    GENOMIC RESEARCH EFFORTS TO DATE

    Sequencing technology generally permits only small amounts of DNA to be sequenced at a time. That technology has limited the generation of genomic data and the understanding of biological systems. Moreover, substantial amounts of time and money are required for mapping the human genome and the preparation of samples prior to sequencing. As a result, less than 5%-7% of the entire human genome has been sequenced. In addition, there are other limitations in these technologies. For example, genomic scientists have been able to generate only limited genetic information relating primarily to highly expressed genes. Scientists have been unable to develop a meaningful information base that addresses rarely expressed genes, regulatory factors and polymorphisms. Furthermore, currently available tools to measure and detect polymorphisms are technologically immature and expensive. Significant research is required to fully understand the interrelationship of genes, regulatory factors and polymorphisms in biological processes.

    Most early genomic research was funded under the auspices of the Human Genome Project, a worldwide coordinated effort to sequence the human genome, undertaken largely by governments and nonprofit organizations in the United States, England, Japan, France and other nations. In the United States, most public funding for the Human Genome Project has come from the National Institutes of Health ("NIH") and the Department of Energy, although there has been an increasing amount of work in support of the Human Genome Project by private businesses like the Celera Genomics group. The Human Genome Project has generated interest in genomics and encouraged the development of technology for and commercial interest in genomic research. Commercialization of genomic research began in the early 1990's and led to the development of privately-funded gene discovery initiatives focused on supplementing drug discovery efforts within the pharmaceutical industry.

    PUBLIC HUMAN GENOME RESEARCH EFFORTS. As DNA sequencing technology improved and computational capacity increased, scientists began a focused effort to sequence the entire human genome. The project was first funded by the U.S. Government in 1990 with a 15-year budget of $3 billion and an announced objective of compiling a public database of the complete human genome sequence by 2005. Significant additional amounts are being spent by other governments and organizations around the world. After the announcement by the Celera Genomics group of its goals, the NIH and one private foundation announced their intention to accelerate the projected completion date for sequencing the entire human genome to 2003. The NIH subsequently announced its decision to reallocate funding in order to further accelerate the Human Genome Project's sequencing effort and to attempt to achieve a "working draft" of the genome by spring of 2000.

    The underlying strategy of the public effort to sequence the human genome is based on breaking up the genome into discrete sections of DNA that are mapped to chromosomes and then sequenced one section at a time. This strategy provides an overall map of the genome upon which areas can be incrementally sequenced along the map. As a result, the Celera Genomics group believes the public approach has two commercial limitations in addition to its high cost:

    - The human genome sequence information will be available at a slower rate; and

    - It will not produce the quantity of polymorphism information to support the study of genetic variability that would result from sequencing the entire genome from multiple individuals.

    The NIH recently announced a program relying, in part, on Human Genome Project data to address the absence of polymorphism information. The Celera Genomics group believes that the NIH's funded efforts to generate a significant amount of information will be limited by its sequencing and polymorphism detection strategies.

    PRIVATE HUMAN GENOME RESEARCH EFFORTS. A number of companies are sequencing segments of the human genome. However, these efforts have been limited to small, targeted areas of the genome due to the technical and financial hurdles associated with sequencing the entire human genome. Prior to the Celera Genomics group's announcement, no private organization had announced that it planned to sequence the entire human genome.

    The first genomics companies generally relied on the expressed sequence tag ("EST") approach, a shortcut sequencing strategy using partial gene sequences as markers, developed by Dr. Venter when he was at the NIH. ESTs are derived from tissues in which individual genes are expressed and help identify specific genes that may be involved in particular diseases. Due to the nature of the EST approach, the genes identified are typically more highly expressed genes. Rarely expressed genes that may be of more interest in studying disease are not as likely to be identified by the EST approach. Although the EST approach has been considerably faster than other methods and successful in identifying some genes, it provides only a starting point in the gene identification process.

    Some genomics companies use ESTs in a strategy known as "gene mapping." Gene mapping refers to the process by which DNA samples are taken from members of families with high incidences of a particular disease. These samples are used to identify ESTs to help locate the exact position in the genome of a gene that may be partially or fully responsible for the disease. Gene mapping offers the advantage of much higher certainty in associating a gene with a particular disease, but it tends to be a considerably slower and more expensive process of gene identification than the EST method alone.

    Some genomics companies offer fee-based access to their genomics databases. These databases are built primarily with data sequenced using the EST and gene mapping techniques. By not sequencing the entire genome, these companies are not as likely to identify rarely expressed genes, which the Celera Genomics group believes are likely to provide medically-significant information. These companies typically require customers that access their data to share intellectual property rights on discoveries made from the data provided by the database company, regardless of the database company's involvement in a discovery.

    Other companies are developing detailed maps of the human genome, but these maps are expected to show substantially less than all of the sequences in the genome. These maps are being used to discover genes and their relevance to broader patient populations. Some companies use genomic maps and special techniques to identify limited polymorphisms and other data to be used in pharmacogenomics.

    Even with the use of partial genomic information, private genomic companies have achieved the following:

    - Numerous partnering and collaborative relationships with pharmaceutical companies involving significant research funding; and

    -  Significant gene discoveries from both the EST and gene mapping methods.

    By focusing their efforts on identifying specific genes and disease targets, however, genomic companies have identified only a fraction of the 3%-5% of the human genome believed to be responsible for gene coding. Unlike its competitors, many of which believe that the remaining 95% to 97% is composed of "junk" DNA, the Celera Genomics group believes that gaining an understanding of the whole human genome will yield valuable biological and medical information. Such information includes novel genes, polymorphisms and gene timing and tissue localization instructions not found in gene transcripts, i.e., cDNA and EST sequences. The Celera Genomics group believes that it will create the foundation for discovery from the wealth of genomic information that cannot be discovered through the EST or gene mapping approaches alone. Moreover, the Celera Genomics group believes that by overlaying the expression profiles for different tissues and multiple species, it can facilitate accurate pathway identification and the determination of possible gene function. These discoveries, in turn, should lead to a more comprehensive understanding of the genome and the genomic factors influencing diseases and drug responses in patients.

CELERA GENOMICS' APPROACH TO GENOMICS

    Since the early 1990's, with the commencement of the Human Genome Project, scientists have generally believed that technology would limit the pace at which the entire human genome might be sequenced. The development of the PE Biosystems group's higher-volume sequencing equipment, together with the advances in sequencing strategy developed by

Dr. Venter and his scientific team at TIGR, led our company to believe that it might be possible to sequence the entire human genome efficiently. This combination of advanced technology and the shotgun sequencing approach allowed PE and Dr. Venter and his team to conclude that whole genome sequencing could be commercially viable.

    The Celera Genomic group's plan is to develop, on an accelerated basis, comprehensive genomic information on the entire human genome and related comparative genomic information from other model organisms. The advantages of complete and comparative genomic information should include:

    - Integrated information products that permit a level of analysis and interpretation that databases derived from ESTs and gene mapping approaches do not provide. For example, the whole genome approach will disclose rarely expressed genes, regulatory regions and other discoveries.

    - Identification of a far greater number of polymorphisms than can be identified by the current gene mapping approaches.

    The Celera Genomics group also anticipates adding significant value to its information products by providing software tools and analysis capabilities to facilitate access to the data and by annotating them with interpretive information, including information resulting from collaborations with key life science researchers. For example, the Celera Genomics group expects to employ GeneTag-TM- gene expression sequence technology, a leading technology for identifying rarely-expressed genes.

    The Celera Genomics group expects to derive its revenues primarily from access fees from database customers, fees for collaborative polymorphic services, fees from collaborative gene discovery arrangements, and, in certain cases, from licensing intellectual property.

    The Celera Genomics group expects to sell access to its genomics information to customers for their internal use. For certain information products, the Celera Genomics group does not expect to seek intellectual property rights from customers on such use. For these products, this policy should promote use of its information by a wide variety of users and will distinguish the Celera Genomics group from other genomics companies that seek intellectual property rights in their customers' discoveries based solely upon access to those companies' database information. The Celera Genomics group expects to collaborate with customers to identify targets that can be used in the discovery and development of new diagnostics and drugs and in the development of polymorphism information. For such collaborations, the Celera Genomics group intends to share with its customers intellectual property rights on discoveries resulting from those collaborations.

    The Celera Genomics group has adopted a policy to make available, to the research community for free, the basic reference human sequence information generated by its sequencing and assembly efforts. The Celera Genomics group intends to make available this information on a quarterly basis in the form of unordered consensus human sequence data in excess of specified lengths.

    The data that the Celera Genomics group releases publicly will be available, in a searchable format, via its web site. The ultimate form of data release will be affected by, among other things, the evolution of intellectual property law and the Celera Genomics group's assessment of the likelihood that other organizations may seek to obtain the Celera Genomics group's data and resell it to their own customers. The Celera Genomics group believes that current efforts by some companies to obtain data made publicly available for the purpose of private resale may continue, and that the need to protect the value of its information while honoring its intention to share this data with the research community will affect its data disclosure strategy.

    After completion of sequencing, the Celera Genomics group expects to release a detailed ordered consensus human genome assembly.

    The Celera Genomics group believes that disclosing consensus sequence data will not affect the value of its information products and services to customers and will encourage researchers to use its data and ultimately become the Celera Genomics group's customers. The Celera Genomics group will make available to its customers, on a subscription basis, the assets that are most responsible for the value of its products and services--extensive integrated genomic information systems, including proprietary annotations, certain polymorphism information, comparative genomics information, search tools and algorithms, and assay and other services.

BUSINESS STRATEGY

    The Celera Genomics group's mission is to become the definitive source of genomic and associated biological and medical information that will facilitate a better understanding of human biological processes and accelerate future improvements in health care. The Celera Genomics group intends to use the genomic information derived from its human genome sequencing program as a platform upon which to develop an integrated information and discovery system.

    The Celera Genomics group believes that its information platform, along with the assay systems it will develop, will be used by pharmaceutical, biotechnology and other private entities and academic and other life science research institutions. The Celera Genomics group will seek to make its discovery and information system the fundamental resource in molecular medicine for acceleration of the development of new drugs, targeted diagnostics and personalized medicine.

    Key elements of the Celera Genomics group's strategy include:

    -  "SHOTGUN" SEQUENCING OF THE ENTIRE HUMAN GENOME

        The Celera Genomics group intends to sequence the entire human genome on an accelerated and cost-effective basis. It believes that its shotgun sequencing strategy will produce a highly marketable source of genomic information and build a foundation for a series of comprehensive information products, tools and services to analyze data.

    -  INTEGRATED INFORMATION AND DISCOVERY SYSTEM

        The Celera Genomics group intends to develop an integrated information system that will include the most comprehensive and integrated databases of genomic and medically-related information available. The Celera Genomics group expects to integrate its proprietary information with information from external sources. The discovery and information system will also include software tools that provide the ability to view, browse and analyze this information in an integrated way to facilitate discovery. The Celera Genomics group also expects to offer a variety of services to customers to assist in the analysis and interpretation of the data.

        The Celera Genomics group intends to supplement the base-level, human genome sequence data it generates with other information to increase the value of its information system. This additional information may include comparative genomic information and associated tissue-specific gene expression profiles from human and other model organisms. Comparative genomic information from model organisms, such as DROSOPHILA and mouse, are often used as a mechanism by which to better analyze specific areas of the genome and develop the interrelationships of the genetic code to disease and drug response. This information, which will permit better understanding of how genes are controlled by regulatory elements, has significant implications for better molecular control of genes and gene therapy.

        For example, the Celera Genomics group intends to sequence the DROSOPHILA genome, as a pilot project, prior to starting to sequence the human genome. This sequence information will represent the first level of the Celera Genomics group's comparative genomic information and is intended to add to the understanding of human genomic data, particularly in furthering the understanding of neurological function.

    -  POLYMORPHIC DISCOVERIES AND BIOLOGICAL ASSAY SYSTEMS

        The Celera Genomics group believes that its sequencing efforts using the DNA from multiple individuals will likely result in the discovery of millions of polymorphic sites. This level of discovery should significantly exceed the efforts of its competitors. Polymorphic sites are locations on the genome where variations in genetic sequence can occur and which may lead to the development of certain diseases or influence the effect of a drug on a patient. Scientists believe that polymorphism information is important in understanding the relationship of genetic factors to disease and how and why certain patients react favorably to certain drugs while others do not. Because the identification of polymorphic sites is very difficult using current methods and few polymorphic discovery programs exist, the Celera Genomics group believes that the polymorphisms it discovers will add considerable value to its integrated information system.


        After it generates the polymorphism data, the Celera Genomics group intends to develop biological assay systems to screen for genetic variances that may predispose individuals to diseases, such as diabetes, heart disease, stroke, cancer and obesity, and their interactions with specific drugs. The assay systems that the Celera Genomics group intends to develop will be flexible systems that allow for this study of genetic variances at various levels of detail.


        Use of the Celera Genomics group's polymorphism information will depend on the cost of applying polymorphism assays to large clinical trials and patient samples in drug discovery and drug development. The Celera Genomics group believes that, through its relationship with the PE Biosystems group and early access to its developing technologies, it will be able to reduce the cost of this technology to a level that will permit widespread application of polymorphism assay technology.

COMPETITIVE ADVANTAGES

    The Celera Genomics group believes that it has competitive advantages that differentiate it from other genomic companies. These advantages should enable it to sequence and assemble the large and complex human genome and build and market its information products and services. These advantages include:

    -  EXPERTISE OF KEY SCIENTIFIC PERSONNEL

        The Celera Genomics group has recruited a team of recognized leading scientists, led by Dr. Venter, with substantial expertise and experience in the techniques required to build genomic databases. These scientists are widely recognized as experts in the following areas:

        -- Genome sequencing;

        -- Bioinformatics, including genomic data assembly;

        -- Genomic data and functional analysis;

        -- Gene expression profiling; and

        -- Medical application of genomic information.

        Dr. Venter and certain of these scientists, while employed by TIGR, participated in TIGR's sequencing of the entire genome of the first living organism in 1995 and of the nine other whole microbial genomes sequenced and published (or expected to be published) by TIGR. The whole genome shotgun sequencing approach to be used by the Celera Genomics group was used to sequence each of these genomes.

        The team also includes personnel from GenScope and TIGR who provide expertise in gene discovery and functional analysis; personnel from TIGR and other organizations with the computational expertise required for analysis and the difficult process of assembling genomic sequence data; and personnel with the medical expertise required to develop potential medical applications for genomic information.

    -  WHOLE GENOME SHOTGUN SEQUENCING STRATEGY


        The Celera Genomics group will use whole genome shotgun sequencing to assemble a complete human genome. The shotgun method breaks the genome up into many tiny, random fragments of different lengths. These fragments are sequenced and then, using newly developed and specialized algorithms, the raw data is assembled into contiguous blocks and assigned to the correct location in the genome.


        The Celera Genomics group believes that the benefits to its customers from its whole genome shotgun sequencing strategy include:

        -- FASTER ACCESS TO GENOMIC SEQUENCE INFORMATION THAT HAS NOT BEEN
          PREVIOUSLY PRODUCED BY OTHER PUBLIC OR PRIVATE INITIATIVES. The rapid production of genomic information will provide pharmaceutical and biotechnology companies and the scientific community with the ability to "mine" this information for novel genomic information and pursue intellectual property rights on discoveries.

        -- COMPREHENSIVE GENOMIC INFORMATION. The Celera Genomics group intends to significantly increase the level of genomic information available to pharmaceutical and biotechnology companies and to the scientific community. As more information is generated by the Celera Genomics group's sequencing, assembly and annotation programs, it will begin to develop a comprehensive genomic map with increasing resolution over time. With the incorporation of EST data and other levels of annotation, users will begin to gain a more thorough understanding of the location, function and interrelationships of genomic material.

        -- MORE COMPREHENSIVE POLYMORPHISM DATA. Compared to other organizations developing polymorphism programs, which are expected to produce thousands or perhaps up to two hundred thousand polymorphisms, the Celera Genomics group expects to produce millions of polymorphisms in the near term as a result of its sequencing strategy.

    -  ADVANCED GENOMICS AND COMPUTING TECHNOLOGY

        -- UNIQUE SEQUENCING FACILITY. The Celera Genomics group will use the PE
          Biosystems group's new high-throughput 3700 DNA sequencers to produce significantly more sequence information than that being produced by other sequencing efforts. The Celera Genomics group expects that this facility will have the capacity to sequence more than 100 million base pairs of DNA daily. The Celera Genomics group believes the capacity of this facility will exceed the worldwide sequencing capacity in operation today.


        -- EARLY ACCESS TO OTHER PE BIOSYSTEMS GROUP TECHNOLOGIES AND PRODUCTS.
          The Celera Genomics group expects to capitalize on opportunities to apply the PE Biosystems group's developing technologies in areas such as automated sample handling, sequencing chemistries, gene expression, genetic variation analysis and bioinformatics to its genomics information business. Through its unique relationship with the PE Biosystems group, the Celera Genomics group expects to stay at the leading edge of technology.


        -- INCORPORATION OF GENSCOPE TECHNOLOGY. The Celera Genomics group expects to apply GenScope's technology and expertise in gene expression profiling which will provide value-added technology for the Celera Genomics group's gene discovery and functional analysis programs.

        -- STRATEGIC ALLIANCE WITH COMPAQ COMPUTER CORPORATION. The Celera
          Genomics group has formed a strategic alliance with Compaq Computer Corporation to provide computer hardware and software and the expertise required for complex scientific applications and for the computational capacity and tools needed to analyze sequence information.

    -  PE'S RESOURCES AND MARKET EXPERIENCE

        -- ACCESS TO CAPITAL. As part of PE, the Celera Genomics group has access to capital.

        -- ADMINISTRATIVE SHARED SERVICES. PE provides other resources, such as accounting, human resources and other corporate services, to the Celera Genomics group that it would otherwise have to provide for itself if it were an independent company. As a result, the Celera Genomics group is able to focus on its mission.

        -- ESTABLISHED TRACK RECORD. PE has an established track record in developing new applications and technologies in life sciences markets.

        -- CUSTOMER RELATIONSHIPS. PE has extensive relationships with users of life sciences products.

COMMERCIAL APPLICATIONS OF GENOMICS

    The Celera Genomics group expects that the use of genomic information will transform life sciences by increasing the understanding of biological processes and allowing scientists to target specific processes once a given genome has been mapped. The commercial markets that the Celera Genomics group believes will benefit from genomic information include pharmaceutical drug discovery and development, medical diagnostics, agriculture and other applied medical markets.

    DRUG DISCOVERY AND DEVELOPMENT

    The Celera Genomics group believes that genomics will not only assist in the discovery and toxic profiling of new drugs, but also will be used to segment patient populations to develop more personalized disease management strategies.

    DRUG DISCOVERY. One of the most important factors limiting the development of new drugs is the limited number of known disease target molecules for which new drugs can be developed. Disease target molecules are those which can be affected by a drug and cause a subsequent, desired biological reaction in the body. Historically, the process of discovering new target molecules has been extremely slow and very expensive due to reliance on trial and error approaches to discovery. Many believe genomic research will reduce the reliance on historical approaches and will contribute to the discovery of new and viable drugs by accelerating the rate at which new target molecules are identified and ultimately reduce the cost of the discovery process.

    MOLECULAR TOXICOLOGY. Approximately 2.2 million Americans per year are admitted to hospitals as a result of adverse side effects from drugs; more than 100,000 die annually from these side effects. Organ-specific gene expression profiles for drugs already available will enable researchers to study toxicity of new drug compounds with more certainty. In addition, gene expression data, combined with polymorphism information related to metabolic pathways, will provide important indications regarding how people individually react to drugs of various dosage levels.

    DRUG DEVELOPMENT AND CLINICAL TRIALS. A new area of genomic research, known as pharmacogenomics, focuses on identifying genetic variances among patients that may affect the efficacy of drug treatment (an individual's absorption and metabolism of a specific drug) in order to develop more personalized drug therapy. Pharmacogenomics has become more important in the pharmaceutical and biotechnology communities due to increasing evidence that a given drug does not have the same effect on all people.

    In particular, pharmacogenomics is believed to offer at least three different market applications:

    - Increasing the success rate of clinical trials by improving the process of patient population selection;

    -  Identifying new uses for existing drugs; and


    - "Rescuing" drugs that have failed previous drug trials by identifying more appropriate populations for using the drug; candidates for rescued drugs include those where particular sub-populations react adversely to these drugs.


    DIAGNOSTICS

    The Celera Genomics group expects that two major areas of diagnostics--risk assessment and personalized medicine--will benefit from genomics.

    RISK ASSESSMENT. Diagnostic risk assessment has historically focused on measuring general indicators in the body, such as blood pressure and cholesterol levels. These measurements are based on general symptoms rather than the specific genetic basis of disease. As a consequence, these diagnostic tests do not address the underlying cause of disease and can result in compromised medical care for patients and increased risk of litigation.

    New genomic-based diagnostics will focus on determining an individual's risk to develop a particular disease by looking at specific genes and any disease-related changes in a particular patient. These new diagnostics will likely lead to better preventative care by offering more accurate assessments of a patient's potential risk for developing a particular disease.


    PERSONALIZED MEDICINE. The Celera Genomics group expects that genomic information will be used to develop molecular diagnostic tests to identify the genetic make-up of individuals. These diagnostic tests will contribute to a more personalized approach to medicine. For example, there are many types of cancer that have similar symptoms. Because these symptoms may be similar between one genetic type of cancer and another, it may be important to discriminate between the actual type of disease rather than just the symptoms in prescribing an effective treatment. It is believed that, rather than prescribing a drug based solely on symptoms, physicians will be able to use a molecular diagnostic test to help select the most effective drug with the minimum number of side effects. As a result, this approach should benefit the patient with more customized care, reduced illness length, and ultimately, better treatment results.


    AGRICULTURE

    After health care, agriculture is the next largest market likely to benefit from genomic research. The ability to diagnose plant and animal diseases and develop treatments targeted against those diseases should produce better agricultural products and improve yields. For example, the comparison of genetic information from disease or pest-resistant plant strains with non-resistant strains and the use of selective breeding programs for favorable traits will significantly increase the number and success of new strains available to various agricultural areas around the world.

    OTHER APPLICATIONS

    Genomic information should also be important in forensics and veterinary medicine, as well as in non-traditional life science markets such as textile production, waste control and environmental remediation.

PRODUCTS AND SERVICES

    The Celera Genomics group anticipates generating genomic information as a platform for developing the following products and services:

    - Genomic information databases consisting of comprehensive and integrated human sequence information and information from other model organisms;

    - Software systems and tools to facilitate customer access, viewing, browsing, analysis and discovery;

    - Polymorphism data and assay services for the pharmaceutical and health care industry, including through collaborative service agreements using the polymorphism data resulting from the Celera Genomics group's sequencing;

    - Gene discovery services in collaboration with customers to pursue novel discoveries;

    - Other business extensions, involving the Celera Genomics group's own gene discoveries, population genetics analysis, sequencing of additional genomes and contract sequencing; and

    - Advanced genomics technologies, including technologies offered by GenScope, such as gene expression profiling, high throughput DNA sequencing, complementary DNA (cDNA) cloning and bioinformatics, to accelerate drug discovery and development efforts.

    ANTICIPATED REVENUE SOURCES

    The Celera Genomics group expects to offer its information products on a subscription basis for multiple year subscriptions. The information products will include a variety of databases, including the Human Gene Index, the DROSOPHILA Genome Database, the Human Genome Database, a Gene Expression Database, a Comparative Genomics Database that would include data from model organisms, and additional databases over time.

    The structure of customer subscriptions, including the databases to be offered, the access fees to be charged, the intellectual property terms, and the nature of any services provided to customers, will vary according to customer requirements and are expected to change over time. The Celera Genomics group expects to continue to generate revenues through GenScope's services in gene expression analysis.

    The Celera Genomics group expects to realize revenues from its genomics information products in several phases:


    INITIAL PHASE. In the initial phase, expected to last until sequencing begins in early 1999, the Celera Genomics group expects to enter into agreements with a limited number of early access subscribers to its information and discovery system. The Celera Genomics group's strategy in seeking these customers is to offer them early access to genomic data as it is being generated, to enhance their opportunities for early gene discovery and to permit them to seek intellectual property rights in connection with their own discoveries. The Celera Genomics group may make available, in some cases, early access to gene expression information, interfaced with customers' internal biological and clinical "know-how," to help the customers focus on biological pathways for gene identification, including rarely transcribed genes, and aid data mining efforts. Early access customers will also be offered the opportunity to provide input into the design of the Celera Genomics group's product and service offerings. The first early access customers are Amgen Inc. and Pharmacia & Upjohn Company, each of which has entered into a $25 million, five-year subscription agreement under which it will pay annual subscription fees conditioned upon the Celera Genomics group meeting specified milestones. Other early access candidates are likely to be other companies with experience in genomics, such as pharmaceutical companies and larger companies with businesses focused on gene discovery. The Celera Genomics group also expects to receive revenues under an $18 million, three-year agreement to provide expression-based gene discovery services in the agricultural market.


    SECOND PHASE. The Celera Genomics group anticipates that the second phase of its business development should start after the commencement of sequencing and will involve expanded efforts to seek additional database subscriptions. Terms offered to customers in this phase are expected to differ from those offered in the initial phase. The Celera Genomics group believes that customers in this phase are also likely to be leading pharmaceutical companies and other larger companies with focused gene discovery efforts. Targeted customers will also include universities and other research institutions with substantial genomic research interests. The Celera Genomics group expects that its strategy for expanding the number of subscriptions will be based, in part, on its demonstrating early success in high volume sequencing, assembly and annotation of the DROSOPHILA genome.

    THIRD PHASE. The Celera Genomics group expects that the third phase of its business development will expand to include the development of related products and services to existing and new customers. These expanded products and services include the development of its polymorphism information business, targeted to pharmaceutical and biotechnology companies, and the development of assay and related services through collaborative arrangements. The Celera Genomics group expects to share intellectual property rights in this area with its customers, and to derive service-based fee income from polymorphism database access and assay services. While the polymorphism information and assay business is at an early stage of development, the Celera Genomics group believes these products and services could generate significant revenues over time.

    In this phase, the Celera Genomics group also anticipates broadening its analysis capability by incorporating more sophisticated search and other software tools in its product offerings. The Celera Genomics group expects also to emphasize at this stage collaborations with key partners already in the genomics business or those seeking to utilize genomic information in gene discovery. The Celera Genomics group also expects to generate licensing revenues from its own gene discovery efforts.

    LATER STAGES. In the later stages of its business development, the Celera Genomics group anticipates developing the technological capabilities to provide access to its databases to broader customer groups, including physicians, patients and individual researchers. The Celera Genomics group expects that access for these customers will be available on a different basis than access for its other genomics customers.

    INFORMATION PRODUCTS

    The Celera Genomics group's information products may include the following features:

    - A comprehensive information and analysis system built on the foundation of the human genome;

    -  A human genome reference sequence and a comprehensive genetic map;

    - Continual annotation of genomic sequence information, through internal research and integration of information obtained from public and private sources, including the following:

        -- location of identified genes;

        -- specific identification of regulatory regions; and

        -- medically-related information on genetic disease;

    - Gene expression software that allows customers to access their data for tracking projects and analyzing proprietary data;

    - Proprietary bioinformatics software that allows users to visualize information and interrelationships and perform their own analysis;

    - The capability to perform comparative analysis on other genomes, including those of DROSOPHILA and mouse, to permit researchers to better understand gene function and the ways in which genes and proteins operate within cells; and

    - The ability to permit customers to integrate their proprietary data and annotations.

    The Celera Genomics group is initially offering the following information products:

    HUMAN GENE INDEX. The Celera Genomics group intends that this database represent the most current view available of the set of human genes. It will be the extension of the TIGR Human Gene Index, which has been in development at TIGR for over three years and will be licensed to the Celera Genomics group on a non-exclusive basis. The sequence data will be derived from transcripts derived from genomic sequences, assemblies of ESTs and related data used to develop the ESTs. This database will contain an extensive network of links to other sources of biological information, including information from mapping data, genomic sequences, expression data and the Human Genome Project's databases.

    DROSOPHILA GENOME DATABASE. The Celera Genomics group expects that the first complete sequence of available data generated by the Celera Genomics group's sequencing activity will be the DROSOPHILA genome. Scientists have widely studied DROSOPHILA, which has been shown to share similar genes with humans. This new genomic information will allow valuable comparisons of both sequences and genes for the drug discovery process. Initially, the content of the DROSOPHILA database will include DNA sequence information generated by the Celera Genomics group. Over time, the Celera Genomics group will assemble and supplement this data with data obtained from other accessible resources. The database will include, as a minimum, the following annotations: protein matches, exon predictions, EST matches and marker locations on chromosome maps.

    HUMAN GENOME DATABASE. This information base will be the foundation for developing an information and discovery source that ultimately links genomic data to relevant biological and medical information. The Celera Genomics group anticipates that it will sequence the human genome at full capacity at a rate of 100 million base pairs of DNA per day and assemble sequenced data daily. In addition, it will order the information using existing available data from its own and third party sources. Concurrent with the sequencing project, separate teams will be designated for annotating specific chromosomes. The Human Genome Database will include, as a minimum, the following annotations: protein matches, exon predictions, EST matches and marker locations on chromosome maps.

    GENETAG-TM- EXPRESSION DATABASES. These databases will consist of human and animal gene expression information to provide rapid, in-depth analysis of where genes are expressed and in what quantities. This will include the GeneTag-TM-rat database, which is the largest rat gene database in the world. GenScope has identified 30,000 unique GeneTags-TM- in four months and that number is rapidly increasing. The rat is an important model organism for pharmaceutical discovery and development. Currently, these databases are used internally to expedite internal research and gene identification for contract projects.

    The Celera Genomics group expects to develop and offer additional databases over time, including those that contain polymorphism data and comparative data from other genomes.

    POLYMORPHISM DATA AND ASSAY SERVICES

    The polymorphism data and services program will focus on understanding genetic variations among individuals. This program will provide collaborators with access to the Celera Genomics group's polymorphism database as well its assay development capability. The Celera Genomics group intends to pursue scientific collaborations with a number of customers to leverage the use of the Celera Genomics group's polymorphism information in customers' research and development efforts. From its shotgun sequencing strategy and the use of DNA from three to five individuals, the Celera Genomics group expects to generate from 10 million to 30 million polymorphisms, which will be included in a database accessible by the Celera Genomics group's customers and collaborators. From that information, the Celera Genomics group expects to work with collaborators to select polymorphisms for additional validation testing on broad populations. The database will include both all known candidate and validated polymorphisms, and will be continually updated as candidate polymorphisms are validated. The Celera Genomics group intends to seek protection of intellectual property rights in such polymorphism information.

    The Celera Genomics group also expects to offer a program to develop customized assay systems that will be used by customers in collaborative arrangements for both population studies undertaken for purposes of gene discovery and pharmacogenomics studies undertaken for the purpose of understanding individual drug response. The Celera Genomics group intends to utilize technology developed by the PE Biosystems group and other companies to create biological assays that will be used to perform diagnostic tests on patient populations. These assays systems will be based on flexible formats that may use a variety of technologies including mass spectrometry detection, Taqman-Registered Trademark- chemistry and GeneTag-Registered Trademark- (AFLP) technology. A variety of customized options are expected to be available from high resolution of localized genome areas to whole genome wide scans. Customers will be able to carry out these studies by entering into collaborative service agreements with the Celera Genomics group.

    GENE DISCOVERY SERVICES

    The Celera Genomics group intends to enter into collaborative arrangements with customers to pursue novel discoveries in the customers' specific areas of interest. It anticipates that the terms of these collaborative arrangements will generally provide for research fees and joint ownership of any discoveries made through the collaborative relationship.

    GenScope GeneTag-TM- technology provides the Celera Genomics group with additional capabilities in the field of gene discovery. GenScope provides gene expression profiling technology that simultaneously discovers novel genes, including rarely-expressed genes, and monitors known genes for applications such as molecular toxicology, gene discovery and pharmacogenomics.

    BUSINESS EXTENSIONS

    The Celera Genomics group believes that its investment in staff and technology and its integrated information systems should permit it to expand its business into several areas. These additional areas may include licensing of proprietary intellectual property rights from its own gene discovery efforts and collaborative endeavors and establishment of collaborative relationships to develop genomic information related to other organisms.

    The Celera Genomics group intends to conduct its own gene discovery initiatives as part of its analysis of genomic data generated through its sequencing efforts. The Celera Genomics group currently intends to pursue intellectual property protection on a limited number of novel gene discoveries. If the Celera Genomics group is successful in making novel discoveries and generally establishing intellectual property rights, it expects to license most of its discoveries broadly.

    The Celera Genomics group may also enter into other collaborative arrangements with customers to develop genomic information specific to a particular customer's interest. Such arrangements could involve an extensive population genetics study on behalf of a pharmaceutical company or the sequencing of certain plant, animal or insect genomes on behalf of customers in the agriculture industry. In addition, customers may build proprietary gene expression databases using GeneTag-TM- sequencing technology through a collaborative arrangement. These arrangements may also include providing to customers biological materials, such as full length cDNA clones, and sequencing of clones of novel genes. The Celera Genomics group anticipates that the terms of these collaborative arrangements will generally provide for up-front license fees, research fees and joint ownership of any discoveries or royalties and milestone payments.

GENSCOPE

    GenScope, a unit of the Celera Genomics group, offers customers advanced genomics information, including gene expression profiling, gene discovery, DNA sequencing, complementary DNA (cDNA) cloning and bioinformatics to accelerate their drug discovery and development efforts.

    GenScope has exclusive worldwide rights to GeneTag-TM- AFLP technology (for human health care applications). AFLP technology was invented and patented by Keygene N.V. of The Netherlands as a DNA fingerprinting technique for use in genomics-based plant breeding programs and offers substantial advantages over other gene fingerprinting techniques. This technique is an enhancement of polymerase chain reaction ("PCR") that allows selective analysis of any portion of genetic material without the specific, prior sequence information normally required for PCR.

    GenScope products include gene expression profiling technology that simultaneously discovers novel genes and monitors known genes for applications such as molecular toxicology, gene discovery, including rarely expressed genes, and pharmacogenomics. This capability, enabled by the GeneTag-TM- expression technology, allows rapid gene expression profiling, simultaneously monitoring known genes and discovering novel genes in a tissue or cell line. The rapid data generated allows for fast construction of expression databases for specific animal models and tissue. This information can then be used to develop differential gene expression assays for genes identified in the global gene expression studies to analyze disease and target specific pathways and drug to drug or drug to organ side effects.

    GenScope also offers software and bioinformatics services which allow customers to access proprietary data via a secure Internet or Intranet connection, allowing them to rapidly analyze and distribute information from public and private sources throughout their research and development organizations. Using these resources, GenScope also is building databases of model organism gene expression data for gene identification and other research.

COMPETITION

    The Celera Genomics group's principal competitors will be those public and private entities that are currently or intend to become involved in providing genomic information and related genomic analysis capabilities in such areas as genetic variability and gene discovery. The Celera Genomics group's market and financial success will be dependent, in large part, upon its ability to maintain a competitive position in each of these areas. Entities with which the Celera Genomics group will be directly competing include Curagen, Genset, Inc. and Incyte Pharmaceuticals, Inc. There are also a number of companies with which the Celera Genomics group will indirectly compete in particular lines of business, such as in gene discovery and the development of drug targets. In addition, some of the Celera Genomics group's potential customers, such as pharmaceutical companies, may choose to develop technologies and information similar to those offered by the Celera Genomics group. There have been published reports of a proposed consortium of pharmaceutical companies to create and make public polymorphism information. Finally, new technologies that improve the gene analysis and discovery process may emerge over time and could compete with those being developed by the Celera Genomics group, or otherwise affect its business strategy.

    Some competitors may add data made available to the public by the Celera Genomics group to their own databases for resale to their customers. To prevent this, the Celera Genomics group intends to seek contractual and intellectual property protection.

    The Celera Genomics group does not believe it is competing with the U.S. government's efforts to sequence the human genome, and has sought to coordinate its efforts with those funded by the U.S. government. The acceleration of the Human Genome Project may assist the Celera Genomics group in its own sequencing and assembly effort by releasing sequence data into the public domain. The Celera Genomics group has signed a Memorandum of Understanding with the publicly funded Berkeley Drosophila Genome Project Group to sequence and assemble the Drosophila genome. The Celera Genomics group expects to continue to seek ways to supplement and benefit from coordinating its activities with those of the NIH and the Department of Energy.

INTELLECTUAL PROPERTY AND PROPRIETARY TECHNOLOGY

    The Celera Genomics group's business and competitive position is dependent, in part, upon its ability to protect its database information, proprietary gene sequence methods, software technology and the novel genes it identifies. The Celera Genomics group's commercial success will be affected by, but is not directly dependent on, the ability to obtain patent protection on genes and polymorphisms discovered by it and/or by the Celera Genomics group's customers on their own behalf and by collaborators. The Celera Genomics group plans to seek intellectual property protection, including copyright protection, for the information and discovery system including its content, the software and methods it creates to manage, store, analyze and search novel information.

    The Celera Genomics group's current plan is to apply for patent protection upon the identification of candidate novel genes, novel gene fragments and their biological function or utility. The Celera Genomics group also plans to apply for patent protection for certain novel polymorphisms. This plan includes applying for claims to the gene sequences as well as equivalent sequences and their variant forms. Although obtaining patent protection based on partial gene sequences might enhance the Celera Genomics group's business, the Celera Genomics group does not believe that its commercial success will be materially dependent on its ability to do so. When gene discovery or analysis has been performed on behalf of customers or collaborators, the Celera Genomics group anticipates that these patent rights will be jointly owned by the Celera Genomics group and the customer or collaborator. If a gene product was developed, the Celera Genomics group anticipates it would receive various forms of consideration including license fees, milestone payments and royalty payments on sales of the gene product and related products.

    The granting of patents on genomic discoveries is uncertain worldwide and is currently under review and revision in many countries. Moreover, publication of information concerning partial gene sequences prior to the time that the Celera Genomics group applies for patent protection based on the full-length gene sequences or different partial gene sequences in the same gene may affect the Celera Genomics group's ability to obtain patent protection. Certain court decisions suggest that disclosure of a partial sequence may not be sufficient to support the patentability of a full-length sequence and that patent claims to a partial sequence may not cover a full-length sequence inclusive of that partial sequence.


    In January 1997, TIGR, in collaboration with the National Center for Biological Information, disclosed full-length DNA sequences assembled from ESTs available in publicly accessible databases or sequenced at TIGR. The National Human Genome Research Institute also plans to release sequence information to the public. Such disclosures might limit the scope of the Celera Genomics group's claims or make subsequent discoveries related to full-length genes unpatentable. While the Celera Genomics Group believes that the publication of sequence data will not preclude it or others from being granted patent protection on genes, there can be no assurances that such publication has not affected and will not affect the ability to obtain patent protection.


    The Celera Genomics group can not ensure that these or other uncertainties will not result in changes in, or interpretations of, the patent laws that will adversely affect its patent position. The Celera Genomics group anticipates that there will be significant litigation in the industry regarding genomic patent and other intellectual property rights. If the Celera Genomics group becomes involved in such litigation, it could consume a substantial portion of the Celera Genomics group's resources.

    The Celera Genomics group also intends to rely on trade secret protection for its confidential and proprietary information. The Celera Genomics group believes it has developed proprietary procedures for sequencing and analyzing genes and for assembling the genes in their naturally occurring order. In addition, the Celera Genomics group believes it has developed novel methods for searching and identifying particularly important regions of genetic information or whole genes of interest. The Celera Genomics group currently protects these methods and procedures by trade secret and has not sought patent protection, although it may decide to do so in the future.

    The Celera Genomics group has taken security measures to protect its databases concerning genes identified by it, including entering confidentiality agreements with employees and academic collaborators who are provided or have access to confidential or proprietary information. The Celera Genomics group continues to explore ways to further enhance the security for its data, including copyright protection for its databases.

    Intellectual property derived from the GenScope gene-profiling service provided to current GenScope customers is owned by the customers. GenScope has retained rights to markers for clinical research, human and animal diagnostics or pharmacogenomics. GenScope service agreements negotiated to date have also provided for clinical milestones and royalty payments on products derived from the deliverables in gene discovery contracts.

SCIENTIFIC STAFF AND MANAGEMENT

    The Celera Genomics group's senior scientific staff and management include the following persons:

    J. CRAIG VENTER, Ph.D., President and Chief Scientific Officer, was the founder and President of TIGR, a not-for-profit genomics research institution, from 1992 until August 1998. He also was a scientific founder of Human Genome Sciences, Inc. Dr. Venter has been Chief Scientific Officer at TIGR since August 1998, and remains Chairman of the Board of TIGR since being appointed in 1992. Prior to 1992, he was a Section Chief and a Lab Chief in the National Institute of Neurological Disorders and Strokes at the NIH. At the NIH, Dr. Venter developed the EST method, a new strategy for gene discovery. Using this method at TIGR, Dr. Venter and other TIGR scientists discovered and published one half of all human genes that have been sequenced. Using new algorithms developed at TIGR, TIGR developed the whole genome shotgun method that led TIGR to completing the first three genomes ever sequenced.

    MARK ADAMS, Ph.D., Vice President for Genome Programs, was Director of DNA Sequencing at TIGR from 1992 until August 1998 and Director of Eukaryotic Genomes from 1996 to 1998. Prior to joining TIGR, Dr. Adams was a post doctoral fellow in Dr. Venter's lab at NIH and is a co-developer of the EST method of sequencing. He also participates in projects devoted to sequencing and characterization of other eukaryotic and prokaryotic genomes.

    PETER BARRETT, Ph.D., Executive Vice President and Chief Business Officer, was Vice President, Corporate Planning and Business Development of our company since 1995. Dr. Barrett was a member of the team of corporate officers responsible for the Company's direction and management, focusing on strategic planning, mergers and acquisitions, and new business development for life science businesses. Dr. Barrett joined our company in 1979 and has held a number of managerial positions in the United States and Europe, including executive management in our company's life science business from 1990 to 1995.

    STEPHEN BATES, Vice President and General Manager of AgGen, started PE Biosystems' agriculture business in 1993 and was responsible for a number of acquisitions, which led to the formation of AgGen. He joined PE in 1987 and has held a number of managerial positions in the United States and Europe including European Marketing manager for PE Biosystems.

    SAMUEL BRODER, M.D., Executive Vice President and Chief Medical Officer, was Senior Vice President for Research and Development at IVAX Corporation, from 1995 until August 1998. Dr. Broder was the Presidentially-appointed director of the National Cancer Institute ("NCI") at NIH, which had over 2,000 employees and an annual budget of more than $2 billion, from 1989 to 1995. His laboratory played a major role in the discovery or development of several marketed drugs. As NCI director, he initiated and directed several large-scale clinical studies in the prevention, diagnosis and treatment of cancer.

    ANNE DESLATTES MAYS, Vice President of Software Systems, was the principal software engineer at TIGR from 1997 to 1998, responsible for developing software solutions for the closure process. Prior to this, she designed and developed software solutions for a variety of industries including the telecommunications, biotechnology and air traffic industries. The applications that she developed for these industries included instrument control, modeling and simulation, and user interface software.

    DENNIS A. GILBERT, Ph.D., Vice President and General Manager of GenScope, has been with GenScope since its acquisition by Perkin-Elmer. Mr. Gilbert is responsible for the development and commercialization of its proprietary gene expression technology. At GenScope, he directs a multidisciplinary functional genomics research and production operation. From 1993 to 1997, Dr. Gilbert was Manager of Molecular Genetic Applications for PE Biosystems where he developed technology on the ABI 377 and ABI 310 instruments for linkage mapping and characterization of genes involved in human diseases. Prior to joining our company, he was Program Manager, Genetics at W.R. Grace, where he applied molecular genetic technologies to the identification of economically important traits in agricultural animals.

    J. PAUL GILMAN, Ph.D., Director of Policy Planning, was Executive Director of the Commission on Life Sciences of the National Academy of Science's National Research Council. Before joining the Academy in 1993, Dr. Gilman served in the Executive Office of the President as Associate Director of the Office of Management and Budget for formulation and oversight for the Environmental Protection Agency, the Department of the Interior, the National Sciences Foundation, the Department of Agriculture, the Department of Energy and other agencies. Dr. Gilman also served as executive assistant and technical advisor to the Secretary of Energy. From 1985 to 1991 he served as Chief of Staff to Senator Pete V. Domenici where, among other responsibilities, he coordinated the Senator's efforts to promote the federal project to map and sequence the human genome.

    ANTHONY R. KERLAVAGE, Ph.D., Director of Gene Discovery, served as TIGR's Director of the Department of Bioinformatics and Director of the TIGR Database, a collection of publicly accessible biology databases before joining the Celera Genomics group. Prior to TIGR, he worked in the Receptor Biochemistry and Molecular Biology Section of NINDS at the NIH. His research has included various aspects of computational biology, including DNA and protein sequence analysis, prediction of protein structure, protein structure/function relationships, gene families, molecular evolution, and design of informatics systems and databases for large-scale DNA sequencing projects.


    EUGENE W. MYERS, JR., Ph.D., Director of Informatics Research, has worked in the field of computational biology as a scientist and Full Professor at the University of Arizona for the last 17 years. His work has focused primarily on developing efficient sequence analysis and sequence assembly algorithms, and he co-proposed use of the whole genome shotgun approach for sequencing the human genome in 1996. Dr. Myers is also widely known for being one of the co-developers of BLAST, one of the most widely used analysis tools for genomics.


    MARSHALL PETERSON, Director of Infrastructure Technology, was a program manager at Digital Equipment Corporation responsible for complex mission critical systems implementations for its customers. Prior to this, he was a solutions architect and project manager responsible for developing and implementing hardware and software solutions for a variety of industries, including manufacturing, defense and finance. The applications included process control and monitoring, document management, management information and messaging, as well as flight and battlefield simulations.

    HAMILTON O. SMITH, M.D., Director of DNA Resources, was Professor of Molecular Biology and Genetics at the Johns Hopkins School of Medicine until mid-1998. He is best known for the discovery of the first Type II restriction enzyme, for which he received a Nobel Prize in 1968, soon after joining the Hopkins faculty. He has made a number of contributions to nucleic acid biochemistry and microbial genetics. In the past 20 years, he and his laboratory co-workers have isolated and characterized more than a dozen genes involved in the DNA transformation mechanism of the bacterium, HAEMOPHILUS INFLUENZAE. He was also a part time investigator at TIGR from 1997 to 1998, prior to joining the Celera Genomics group.

    GRANGER SUTTON, Ph.D., Principal Scientist, joined TIGR in 1992 where he developed algorithms for multiple sequence alignment, DNA versus protein alignment allowing for frameshifts and streamlining of homology searching. His primary focus, in recent years, has been shotgun fragment assembly resulting in the

TIGR Assembler, which is used for assembling microbial genomes.

    SCIENTIFIC ADVISORY BOARD

    The Celera Genomics group's scientific advisory board consists of the following persons:

    ARTHUR L. CAPLAN, Ph.D. is a renowned scholar and leading authority on ethical issues surrounding biomedical advances and scientific discovery. Since 1994 Dr. Caplan has served as Director of the Center for Bioethics and as Trustee Professor of Bioethics at the University of Pennsylvania. He is, in addition, Professor of Molecular and Cellular Engineering, Professor of Philosophy and Chief, Division of Bioethics, University of Pennsylvania Medical Center. Dr. Caplan is Chairman of the Advisory Committee to the U.S. Department of Health and Human Services, Centers for Disease Control and the U.S. Food and Drug Administration.

    ARNOLD J. LEVINE, Ph.D. is a cancer biologist and is President of Rockefeller University. Previously, Dr. Levine was the Harry C. Wiess Professor of the Life Sciences at Princeton University, where he founded the University's molecular biology department during a 12-year tenure that saw the department grow to include two research laboratories and 35 faculty members. Prior to his work at Princeton, Dr. Levine was chairman at SUNY/Stony Brook School of Medicine. Dr. Levine is also a director of PE.

    VICTOR A. MCKUSICK, M.D. is University Professor of Medical Genetics at The Johns Hopkins University and a physician at Johns Hopkins Hospital. Previously, he was Director of the Division of Medical Genetics in the Department of Medicine at The Johns Hopkins University School of Medicine. Dr. McKusick is editor-in-chief of the journal "Medicine" and founding editor of "Genomics", the international journal of gene mapping and nucleotide sequencing emphasizing analyses of the human and other complex genomes. He served as founder president of The Human Genome Organization from 1988 to 1990.

    RICHARD J. ROBERTS, Ph.D., Chairman of the Scientific Advisory Board, is a research director at New England Biolabs in Beverly, Massachusetts. He was awarded the Nobel Prize for Physiology Medicine in 1993 and is a leading pioneer in the applications of computer methods in protein and nucleic acid sequence analysis. From 1972 to 1992, Dr. Roberts held a series of senior research positions at Cold Spring Harbor Laboratory.

    MELVIN I. SIMON, Ph.D. is chairman and professor, Division of Biology, at California Institute of Technology with which he has been associated since 1982. Previously, he was with the University of California, San Diego where he served as assistant professor, associate professor, and professor in the Department of Biology from 1965 to 1982. Dr. Simon serves on a number of boards including those of the Agouron Institute where he is chairman.

    NORTON D. ZINDER, Ph.D. is the John D. Rockefeller, Jr. professor and head of the Laboratory of Genetics of The Rockefeller University. An internationally acclaimed expert in molecular biology, Dr. Zinder was first chairman of the NIH's Program Advisory Committee on the Human Genome.

MATERIALS

    The Celera Genomics group depends on the PE Biosystems group for several critical materials, including reagents and capillary arrays, required for sequencing. For certain of these materials, the PE Biosystems group is the sole supplier, and for other materials the Celera Genomics group believes that the PE Biosystems group provides the highest quality materials available. Any interruption in the availability of these materials could adversely affect and, in come cases, shut down sequencing operations.

EMPLOYEES

    The Celera Genomics group had approximately 220 employees as of December 31, 1998. None of the Celera Genomics group's employees are subject to collective bargaining agreements.

PROPERTIES

    The Celera Genomics group's headquarters are in Rockville, Maryland, where its administrative facilities, sequencing facility, laboratories and bioinformatics facilities are located. The Celera Genomics group has leased approximately 220,000 square feet of space in two adjacent buildings with a lease term of 10 years. GenScope leases approximately 11,000 square feet of space in one building in Foster City, California from the PE Biosystems group. AgGen leases a total of approximately 30,000 square feet of space for its two locations in Davis, California and Salt Lake City, Utah.

LEGAL PROCEEDINGS

    On October 19, 1998, Amersham Pharmacia Biotech, Inc. filed a patent infringement action against the Celera Genomics group in the United States District Court for the District of Delaware. The complaint alleges that the Celera Genomics group is directly, contributorily or by inducement, infringing U.S. Patent No. 5,688,648, entitled "Probes Labeled with Energy Transfer Coupled Dyes." The complaint seeks declaratory judgment that the use of the Perkin-Elmer BigDye-TM- Primer and BigDye-TM- Terminator kits would infringe this patent, as well as injunctive and monetary relief. The Celera Genomics group answered the complaint, alleging that this patent is invalid and that the Celera Genomics group has not infringed this patent.

    While the BigDye detection technology is a preferred technology with which to carry out the Celera Genomics group's planned DNA sequencing activities, a number of viable alternatives exist. For example, the PE Biosystems group currently markets DNA sequencing reagents that do not incorporate BigDye fluorescent labels, but rather utilize alternative labels. Therefore, even in the event of an unfavorable outcome to this litigation, the Celera Genomics group would be able to carry out its planned large-scale DNA sequencing program and would not experience a material adverse effect on its business.

                            CELERA GENOMICS GROUP --
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION OF OPERATIONS

    You should read this discussion with our combined financial statements and our consolidated financial statements. Historical results and percentage relationships are not necessarily indicative of operating results for any future periods.

    OVERVIEW

    The Celera Genomics group was formed for the purpose of generating and commercializing genomic information to accelerate the understanding of biological processes and assisting pharmaceutical, biotechnology and life science research entities. The Celera Genomics group is engaged principally in the generation, sale and support of genomic information databases and related information management and analysis software; discovery, validation and licensing of proprietary gene products, genetic markers and information regarding genetic variability; and related consulting and contract research and development services. The foundation of the Celera Genomics group's strategy is the sequencing of the entire human genome, which it expects to complete by December 31, 2001.

    The Celera Genomics group also includes the business and operations of GenScope and AgGen. GenScope provides genomic-related contract research and discovery services, utilizing AFLP gene expression profiling technology. AgGen is a provider of genetic analysis services for plant and animal breeding. The purchase of Linkage Genetics, Inc. and Zoogen, Inc. were combined with our company's applied agriculture unit to form AgGen.

    Operations to date have been principally funded from PE's working capital, GenScope's collaborative arrangements and AgGen's contract research services. GenScope and AgGen have accounted for all of the Celera Genomics group's revenues to date. Net losses for the six months ended December 31, 1998 and 1997, were $11.7 million and $2.3 million, respectively. Net losses for the fiscal years ended June 30, 1998, 1997 and 1996 were $8.3 million, $30.2 million and $2.6 million, respectively. Results through fiscal 1998 have primarily reflected the operations of GenScope and AgGen. Fiscal 1997 and 1996 included charges of $26.8 million and $2.1 million, respectively, for purchased in-process research and development. The Celera Genomics group anticipates that net operating losses will continue and will increase through at least 2001.

    EVENTS IMPACTING COMPARABILITY

    During the third quarter of fiscal 1997, we acquired GenScope, Inc., for $26.8 million. GenScope, founded in 1995, represented a development stage venture with no operating history. GenScope had effectively no revenues and only limited R&D contract services. At the acquisition date, technological feasibility of the acquired technology right had not been established and the acquired technology right had no future alternative uses. We obtained the right to utilize AFLP-based gene expression technology in the field of human health, but did not obtain any core technology or other rights. GenScope's limited balance sheet, with assets of approximately $.2 million, had yet to deliver commercial value. Accordingly, we recorded a charge of $25.4 million attributable to the in-process technology purchased. We based this amount upon the early development stage of this life science business acquired, the technological hurdles to apply this technology to the field of human health and the underlying cash flow projections. The acquisition represented the purchase of development stage technology, not at the time considered commercially viable in the health care applications that we intend to pursue. Our intent was to first develop the technology into a set of molecular screening tools for use in the enhancement of pharmaceutical product development. We allocated $1.4 million of the purchase price to technology rights attributable to GenScope's AFLP gene expression technology. AFLP is an enhancement of the polymerase chain reaction ("PCR") process that allows selective analysis of any portion of genetic material without the specific, prior sequence information normally required for PCR. Of the $25.4 million expensed as in-process research and development, $5.5 million represented a contingent liability due on the issuance of a process patent for technology under development. Through June 30, 1998, we incurred approximately $4.9 million in additional research and development costs to further develop the AFLP technology in the field of human health. We anticipate spending an additional $13.9 million in fiscal 1999 and 2000 to substantially complete such project. Such costs approximate those anticipated at the date of acquisition.

    We acquired Linkage, a company solely engaged in genetic R&D activities in the agriculture industry, during the fourth quarter of fiscal 1997. At the acquisition date, the technological feasibility of the acquired technology had not been established and the acquired technology had no future alternative uses. We expensed the acquisition cost of $1.4 million as purchased in-process research and development.

    During the fourth quarter of fiscal 1996, we acquired Zoogen, a company solely engaged in genetic R&D activities in the animal healthcare market for $2.1 million. At the acquisition date, the technological feasibility of the acquired technology had not been established and the acquired technology had no future alternative uses. We expensed the acquisition cost as purchased in-process R&D.

    The in-process projects at Zoogen included the flea allergy dermatitis, green iguana sexing, parrot sexing, and the feline genotyping projects. All projects were completed in fiscal 1997, except for the flea allergy dermatitis project, at an additional cost of approximately $.3 million. The flea allergy dermatitis project was abandoned in fiscal 1997. All costs incurred approximated those anticipated at the date of acquisition.

    RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED DECEMBER 31, 1998 COMPARED
      WITH THE SIX MONTHS ENDED DECEMBER 31, 1997

    The Celera Genomics group reported a net loss of $11.7 million for the first six months of fiscal 1999 compared with a net loss of $2.3 million for the first six months of fiscal 1998. The significant increase in net loss reflected the establishment and start-up of operations to support the expanded sequencing activities of the business.

    Net revenues for the Celera Genomics group were $5.6 million for the first six months of fiscal 1999, compared with $1.9 million for the first six months of fiscal 1998, an increase of $3.7 million. Revenues for both periods related primarily to contract research services of the AgGen business. The increase in revenues for AgGen was comprised of $1.1 million for the animal business and $2.3 million for the genomics business. During the first quarter of fiscal 1999, PE entered into a three year contract to provide expression-based gene discovery services in the agricultural market. Revenues from this contract will be recognized in accordance with the provisions of the agreement.

    In the first quarter of fiscal 1999, PE also entered into a collaborative agreement whereby GenScope will provide certain genomic information on biological samples of tumors or other cell tissues utilizing AFLP technology. Upon execution of the agreement, a $1.0 million payment was received and recorded as deferred revenues.

    SG&A expenses were $10.8 million for the first six months of fiscal 1999. The first six months of fiscal 1999 included the allocation of $2.5 million of corporate overhead and administrative shared services. See Note 1 to the Celera Genomics group combined financial statements. The amount of corporate overhead and administrative shared services allocated to the Celera Genomics group was $.2 million for the first six months of fiscal 1998. SG&A expenses for the first six months of fiscal 1998 reflected only the costs associated with the GenScope and AgGen businesses. The first six months of fiscal 1999 included the establishment and start-up of operations at the Celera

Genomics group's headquarters in Rockville, Maryland and, to a lesser extent, increased staffing for GenScope. The headquarters includes administrative facilities, sequencing facilities, laboratories and bioinformatics facilities. On July 10, 1998, PE entered into a ten-year non-cancelable lease for the Celera Genomics group's Rockville facility. Approximately 220 employees were employed by the Celera Genomics group at December 31, 1998, compared with approximately 124 at June 30, 1998.

    R&D expenses were $11.0 million for the first six months of fiscal 1999 compared with $1.8 million for the prior period. The first six months of fiscal 1999 included a cost of $1.4 million, including overhead, for research performed by the PE Biosystems group on behalf of the Celera Genomics group. GenScope's related R&D expenses increased $4.2 million for the first six months of fiscal 1999 over the comparable period resulting from costs incurred to support the continuing development of transitioning its in-process technology into a commercially viable product for the health care industry. For the first six months of fiscal 1999, AgGen's R&D expenses increased $.3 million, or 33%, over the first six months of fiscal 1998, primarily related to research in the animal business. Fiscal 1999 included $1.0 million of R&D expense for the ACGT business.

    The income tax benefit was computed using an effective tax rate of 35% for the first six months of fiscal 1999 and fiscal 1998. See Note 1 to the Celera Genomics group combined financial statements for a discussion of allocations of federal and state income taxes.

    RESULTS OF OPERATIONS--1998 COMPARED WITH 1997

    The Celera Genomics group reported a net loss of $8.3 million for fiscal 1998, compared with a net loss of $30.2 million for fiscal 1997. Fiscal 1997 included a $26.8 million charge for purchased in-process research and development in connection with the GenScope and Linkage acquisitions.

    Net revenues for the Celera Genomics group were $4.2 million for fiscal 1998 compared with $.9 million for fiscal 1997. Revenues for AgGen increased $3.0 million over the prior period to $3.9 million for fiscal 1998. The animal business represented 56% of the total revenues for fiscal 1998. Net revenues of $.3 million for fiscal 1998 were derived from a contract research program directed towards the identification of diagnostic DNA markers for rat liver genes using GenScope's AFLP technology. The requirements of the contract were completed in fiscal 1998. In the fourth quarter of fiscal 1998 our company also entered into a pilot study contract research services agreement. The total amount of this latter agreement was $.3 million and the agreement requires GenScope to deliver AFLP expressed gene profiles on biological samples. The entire amount has been deferred and will be recognized in accordance with the provisions of the agreement. No revenues were reported for GenScope in fiscal 1997.

    SG&A expenses were $6.7 million for fiscal 1998 compared with $2.2 million for fiscal 1997. Fiscal 1998 included $1.7 million of corporate overhead and administrative shared services. The amount of allocated corporate overhead and shared services for fiscal 1997 was $.2 million. Fiscal 1997 included the operations of GenScope and Linkage from the date of acquisition.

    R&D expenses were $6.2 million for fiscal 1998 compared with $3.1 million for fiscal 1997. Fiscal 1997 included the operations of GenScope and Linkage from the date of acquisition.

    The effective income tax rate was 35% for fiscal 1998 and fiscal 1997. Fiscal 1997 included a tax benefit of $1.9 million on a before-tax loss of $32.1 million. The fiscal 1997 charge of $26.8 million for acquired research and development was not deductible for tax purposes. See Note 1 to the Celera Genomics group combined financial statements for a discussion of allocations of federal and state income taxes.

    RESULTS OF OPERATIONS--1997 COMPARED WITH 1996

    The Celera Genomics group reported a net loss of $30.2 million for fiscal 1997, compared with a net loss of $2.6 million for fiscal 1996. During fiscal 1997 and 1996, charges of

$26.8 million and $2.1 million, respectively, were recorded for purchased in-process research and development in connection with certain acquisitions for the Celera Genomics group. See Note 2 to the Celera Genomics group combined financial statements.

    Net revenues for the Celera Genomics group were $.9 million for fiscal 1997, compared with $.2 million for fiscal 1996. Revenues in both fiscal years were derived from the AgGen business. The increase was primarily in the animal business. No revenues were reported in fiscal 1997 for GenScope since the date of acquisition.

    SG&A expenses were $2.2 million for fiscal 1997, compared with $.6 million for fiscal 1996, an increase of $1.6 million. The AgGen business comprised $1.5 million of the increase, with fiscal 1997 reflecting a full year of operations for Zoogen. Fiscal 1997 and 1996 included $.2 million and $.1 million, respectively, of allocated corporate overhead and administrative shared services.


    R&D expenses of $3.1 million for fiscal 1997 increased $2.9 million compared with the prior year. Fiscal 1997 included $.6 million of R&D expenses for the GenScope business, since the date of acquisition, and $2.5 million for the AgGen business. Fiscal 1997 reflected the operations of Zoogen for a full year.


    Fiscal 1997 and fiscal 1996 included a tax benefit of $1.9 million and $.3 million, respectively, on a before-tax loss of $32.1 million for fiscal 1997 and $2.9 million for fiscal 1996. The acquired research and development charges of $26.8 million for fiscal 1997 and $2.1 million for fiscal 1996, were not deductible for tax purposes. See Note 1 to the Celera Genomics group combined financial statements for a discussion of allocations of federal and state income taxes.

MANAGEMENT'S DISCUSSION OF FINANCIAL RESOURCES AND LIQUIDITY
    OVERVIEW

    The Celera Genomics group has relied principally on PE to fund its operations and capital expenditures. At December 31, 1998 the Celera Genomics group was not allocated cash or cash equivalents from our company. Working capital was $309.1 million at December 31, 1998. Working capital at December 31, 1998 included the note receivable from the PE Biosystems group.

    The development of the Celera Genomics group's products and services will require substantial funding. No organization has ever attempted to combine in one business organization all of the Celera Genomics group's businesses. The initial capitalization of the Celera Genomics group included a $330 million short-term note receivable from the PE Biosystems group established at September 30, 1998. The note will not result in the PE Biosystems group holding an equity interest in the Celera Genomics group. The note is expected to be repaid with the proceeds from the sale of the Analytical Instruments business of the PE Biosystems group. Accordingly, no interest will be ascribed to the note. At December 31, 1998, the outstanding balance of the note was $311.3 million.

    PE also intends to allocate tax benefits to the Celera Genomics group for losses incurred, resulting in up to $75 million of additional cash resources for the Celera Genomics group. We believe that the note receivable, allocated tax benefits, and anticipated revenues of the Celera Genomics group should be sufficient to fund its current business objectives through 2001.

    In addition, our board of directors has adopted a financing policy, included in Note 1 to the Celera Genomics group combined financial statements, which will permit the PE Biosystems group to make loans to the Celera Genomics group and to make equity contributions to the Celera Genomics group in exchange for Celera Genomics Designated Shares.

    SIGNIFICANT CHANGES IN THE COMBINED STATEMENTS OF FINANCIAL POSITION

    Tax benefit receivable from the PE Biosystems group was $4.4 million at December 31, 1998. This amount represents the tax benefit for the second quarter of fiscal 1999. Management intends to settle the tax benefit receivable on a quarterly basis. See Note 1 to the Celera Genomics group combined financial statements for a discussion of allocations of federal and state income taxes.

    Accounts payable increased by $2.1 million to $2.6 million at December 31, 1998 from $.5 million at June 30, 1998 as a result of the Celera Genomics group's rapid progress in establishing its infrastructure.

    Accrued salaries and wages increased $.8 million at December 31, 1998 from June 30, 1998. The increase reflects the growth in the number of employees from June 30, 1998 to December 31, 1998.


    Other accrued expenses increased by $2.9 million, to $4.2 million at December 31, 1998, from $1.3 million at June 30, 1998. Increased deferred contract research service revenues of $.7 million, pertaining to the contract entered into by GenScope in the first quarter of fiscal 1999, and $.9 million of deferred technology access fees associated with a three year contract entered into during the first quarter of fiscal 1999, primarily accounted for the change. A $.4 million accrual for services provided by The Institute of Genomic Research to the Celera Genomics group accounted for a significant portion of the increase in other accrued expenses from June 30, 1997 to June 30, 1998.


    COMBINED STATEMENTS OF CASH FLOWS

    Cash used by operating activities was $9.9 million for the first six months of fiscal 1999 compared with $2.3 million for the prior year period. The increase in cash used by operating activities resulted primarily from net operating losses and an increase in the tax benefit receivable from the PE Biosystems group, partially offset an increase of $.9 million in deferred revenues. For fiscal 1998, net cash used by operating activities was $6.9 million, compared with $3.1 million for fiscal 1997. An increase in net losses from operating activities for fiscal 1998 and an increase in the tax benefit receivable from the PE Biosystems group of $4.5 million was partially offset by an increase in current liabilities.

    Net cash used by investing activities was $17.4 million for the six months ended December 31, 1998 compared with $1.0 million for the prior year period, primarily as a result of increased capital spending for the establishment and start-up of operations at the Celera Genomics group's headquarters. The capital spending for the six months ended December 31, 1998 included $7.8 million for the PE Biosystems group's ABI PRISM-TM- 3700 DNA Analyzers and $.5 million for other instrumentation purchased from the PE Biosystems group. Net cash used by investing activities of $3.6 million for fiscal 1998 primarily reflected our company's capital investment in the GenScope business. Net cash used for investing activities for fiscal 1997 was $23.1 million and was related to the acquisition of GenScope in the third quarter of fiscal 1997 and Linkage in the fourth quarter of fiscal 1997. See Note 2 to the Celera Genomics group combined financial statements.

YEAR 2000

    In fiscal 1997, PE initiated a worldwide program to assess the expected impact of the Year 2000 date recognition problem on our existing internal computer systems; our non-information technology systems, including embedded and process control systems; our product offerings; and our significant suppliers. The purpose of this program is to ensure the event does not have a material adverse effect on our business operations.

    The operations of the Celera Genomics group are included within this program. At this time, PE is not able to determine the relative resources required to implement this program in the Celera Genomics group. However, PE believes that a substantial portion of the resources required will be allocated to the PE Biosystems group.

    Regarding PE's existing internal computer systems, the program involves a mix of purchasing new systems and modifying existing systems, with the emphasis on replacement of applications developed in-house. Replacement projects are currently underway, and are anticipated to be substantially completed for all business-critical systems worldwide by December 31, 1999. The program includes replacement of applications that, for reasons other than Year 2000 noncompliance, had been previously selected for replacement. The replacement projects, which began in fiscal 1997, are expected to offer improved functionality and commonality over current systems, while at the same time addressing the Year 2000 problem.

    With respect to PE's current product offerings, the program involves performing an inventory of current products, assessing their compliance status, and constructing a remediation plan where appropriate. All of the Celera Genomics group's current product offerings are Year 2000 compliant.

    The program also addresses the Year 2000 compliance efforts of PE's significant suppliers, vendors, and third-party interface systems. As part of this analysis, PE is seeking written assurances from these suppliers, vendors, and third parties that they will be Year 2000 compliant. While PE has begun such efforts, there can be no assurance that the systems of other companies with which PE deals, or on which PE's systems rely will be timely converted, or that any such failure to convert by another company could not have a material adverse effect on PE. PE has not fully determined the extent to which PE's interface systems may be impacted by third parties' systems, which may not be Year 2000 compliant.

    PE's preliminary estimate of the total cost for this multi-year program covering 3-4 years is approximately $150 million. This includes amounts previously budgeted for information technology infrastructure improvements and estimates of remediation costs on components not yet fully assessed. Incremental spending has not been and is not expected to be material because most Year 2000 compliance costs will be met with amounts that are normally budgeted for procurement and maintenance of PE's information systems, production and facilities equipment. The redirection of spending to implement Year 2000 compliance plans may in some instances delay productivity improvements.

    PE has also engaged a consulting firm to provide periodic assessments of PE's Year 2000 project plans and progress. Because of the importance of addressing the Year 2000 problem, PE has created a Year 2000 business continuity planning team to review and develop, by April 1999, business contingency plans to address any issues that may not be corrected by implementation of PE's Year 2000 compliance plan in a timely manner. If PE is not successful in implementing its Year 2000 compliance plan, or there are delays in and/or increased costs associated with implementing such changes, the Year 2000 problem could have a material adverse effect on PE's consolidated results of operations and financial condition.

    At this stage of the process, PE believes that it is difficult to specifically identify the cause of the most reasonable worst case Year 2000 scenario. A reasonable worst case Year 2000 scenario would be the failure of significant suppliers and vendors to have corrected their own Year 2000 issues which could cause disruption of PE's operations and have a material adverse effect on PE's financial condition. The impact of such disruption cannot be estimated at this time. In the event PE believes that any of its significant suppliers or vendors are unlikely to be able to resolve their own Year 2000 issues, PE's contingency plan would include seeking additional sources of supply.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of the statement require the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Celera Genomics group is required to implement the statement in the first quarter of fiscal 2000. The Celera Genomics group currently believes the statement will not have a material impact on its combined financial statements.

    The FASB issued the following Statement of Financial Accounting Standards, which will become effective for the Celera Genomics group's fiscal 1999 annual financial statements: SFAS No. 132, "Employers' Disclosures about

Pensions and other Postretirement Benefits," which requires additional disclosures relating to a company's pension and postretirement benefit plans; and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which requires certain financial and descriptive information about a company's reportable operating segments. The adoption of these new accounting standards may require additional disclosures but should not have a material effect, if any, on the combined financial statements of the Celera Genomics group.

 PROPOSALS 2 AND 3-- ADOPTION OF PE CORPORATION/PE BIOSYSTEMS GROUP 1999 STOCK
  INCENTIVE PLAN AND PE CORPORATION/CELERA GENOMICS GROUP 1999 STOCK INCENTIVE
                                      PLAN

BACKGROUND AND REASONS FOR THE PROPOSALS

    Proposal 2 pertains to PE Corporation/PE Biosystems Group 1999 Stock Incentive Plan (the "PE Biosystems plan") and Proposal 3 pertains to PE Corporation/Celera Genomics Group 1999 Stock Incentive Plan (the "Celera Genomics plan"). Those plans are identical except as otherwise noted.

    On November 19, 1998, our board of directors adopted the PE Biosystems plan and the Celera Genomics plan (collectively, the "Incentive Plans").

    The PE Biosystems plan authorizes grants of awards with respect to PE Biosystems stock only and the Celera Genomics plan authorizes grants of awards with respect to Celera Genomics stock only. Directors and certain officers and key employees who will continue to have responsibilities involving both the PE Biosystems group and the Celera Genomics group and certain key employees of each group will be granted awards under both Incentive Plans in a manner which reflects their responsibilities. Our board of directors believes that granting participants awards tied to the performance of the group in which the participants work and, in certain cases, the other group, is in the best interests of PE and our stockholders.

    If approved by the shareholders, the Incentive Plans will become effective upon the recapitalization. We believe that the Incentive Plans will promote the interests of our company and our shareholders by helping to attract and retain exceptional employees, officers, directors and consultants, motivating the participants by means of stock options, restricted shares and performance-related incentives to achieve long-term performance goals, and enabling the employees, officers, directors and consultants to participate in our long-term growth and financial success.

    If the recapitalization is implemented and Proposals 2 and 3 are approved, no additional grants of awards will be made from our previously approved stock incentive plans, including our 1998 Stock Incentive Plan. As of March 15, 1999, options for 13,500 shares had been granted under that plan.

    This summary highlights all material information from the Incentive Plans. To understand the Incentive Plans more fully, you should read carefully the Incentive Plans attached to this proxy statement as Annexes III and IV.

SUMMARY OF THE INCENTIVE PLANS

    SHARES SUBJECT TO THE PLANS

    Subject to adjustment as provided below, we will make available 2,400,000 shares of PE Biosystems stock for issuance under the PE Biosystems plan and 5,000,000 shares of Celera Genomics stock for issuance under the Celera Genomics plan. Shares delivered under the Incentive Plans may be newly issued shares or treasury shares.

    TYPES OF INCENTIVES

    Incentives granted under the Incentive Plans may be:

    - stock options, consisting of incentive stock options within the meaning of Section 422 of the Code and non-qualified stock options (collectively, "Options");

    - shares of PE Biosystems stock or Celera Genomics stock which may be subject to restrictions ("Employee Stock Awards");

    - shares of PE Biosystems stock or Celera Genomics stock, subject to performance goals ("Performance Shares"); or

    - director stock awards, which will be shares of PE Biosystems stock or Celera Genomics stock, subject to restrictions ("Director Stock Awards").

    ELIGIBILITY

    Under the terms of the Incentive Plans:

    - all of our regular salaried employees, including executive officers, may receive Options, Employee Stock Awards and Performance Shares (collectively, "Employee Awards");

    - all consultants performing significant services for us may receive non-qualified stock options; and

    - all of our non-employee directors may receive non-qualified stock options and Director Stock Awards.

    As of January 25, 1999, approximately 7,200 employees, consultants and directors were eligible to participate in the Incentive Plans.

    ADMINISTRATION

    The Incentive Plans will be administered by the Management Resources Committee (the "Committee") of our board of directors, all of the members of which qualify as outside directors as defined under Section 162(m) of the Code and non-employee directors as defined under Rule 16b-3 of the Securities Exchange Act of 1934. The Committee will determine, subject to the Incentive Plans, the employees, non-employee directors and consultants to whom, and the time or times at which, it will grant awards, as well as the terms and provisions of each award.

    STOCK OPTIONS

    The purchase price of a share of PE Biosystems stock or Celera Genomics stock covered by an Option will be equal to 100% of the fair market value of the underlying stock on the date of the grant. The vesting period and all other terms and conditions of each Option will be determined by the Committee, except each Option will expire not more than ten years from the date of the grant.

    If the employment of an employee, the service of a non-employee director or the service of a consultant to whom an Option has been granted is terminated, other than by reason of retirement, disability or death, the employee, non-employee director or consultant may exercise the Option, to the extent that person would be entitled to do so at the termination date, for 30 days after the termination, but not after the Option expires.

    If an employee to whom an Option has been granted retires from PE under any qualified pension plan provided by our company or if an employee or a consultant to whom an Option has been granted becomes totally and permanently disabled, the Option may be fully exercised without regard to the period of continuous employment or service at any time: (1) in the case of an incentive stock option, within three months after retirement or disability, but not after the Option expires; or (2) in the case of a non-qualified stock option, within one year after retirement or disability, but not after the Option expires. If a non-employee director (1) retires from our board of directors on reaching normal retirement age, (2) resigns or declines to stand for reelection with the approval of our board of directors or (3) becomes totally and permanently disabled, the Option may be fully exercised, without regard to the period of continuous service, at any time within three years after retirement, resignation or disability, but not after the Option expires.

    If an employee, non-employee director or consultant to whom an Option has been granted dies while employed by or engaged to provide services to us or while serving as a member of our board of directors, the Option may be exercised to the extent that person was entitled to do so at the date of death by his or her executor or administrator or other person at the time entitled by law to the employee's, non-employee director's or consultant's rights under the Option. The person exercising the Option must do so within one year after the death, as shall be stated in the option agreement, but not after the Option expires.

    Options will be exercisable only by the optionee or his or her guardian or legal representative, and may not be transferred, except under a domestic relations order. However, the Committee may, in its sole discretion, permit an optionee to transfer a non-qualified stock option to (1) a member of the optionee's immediate family, (2) a trust, the beneficiaries of which consist only of the members of the optionee's immediate family, or (3) a partnership, the partners of which consist only of members of the optionee's immediate family. After the death of an optionee, the Option may be transferred pursuant to the laws of descent and distribution.

    A condition to the exercise of an Option following termination of employment or service is that the optionee has not (1) rendered services or engaged directly or indirectly in any business which, in the opinion of the Committee, competes with or is in conflict with the interests of PE or (2) violated any written agreement with our company. An optionee's violation of either of these conditions will result in the forfeiture of all Options held.

    Except as discussed below, no one individual may be granted an Option or Options under either Incentive Plan during any fiscal year for an aggregate number of shares of stock which exceeds 10% of the total number of shares reserved for issuance under the respective Incentive Plan. The Celera Genomics plan permits the grant of options to the President of the Celera Genomics group representing up to 30% of the total number of shares reserved for issuance under that plan during the fiscal year ending June 30, 1999.

    EMPLOYEE STOCK AWARDS

    Employee Stock Awards may be subject to restrictions, as determined by the Committee. Until those conditions are met, the recipient may not sell, assign, bequeath, transfer, pledge or otherwise dispose of the shares. Recipients of Employee Stock Awards will otherwise be entitled to the rights of a stockholder with respect to the shares of stock subject to Employee Stock Awards as the Committee may determine, including the right to vote and receive dividends and other distributions made with respect to the stock.

    If a recipient of an Employee Stock Award terminates employment before any applicable restrictions lapse, by reason of death, total and permanent disability, retirement or resignation or discharge from employment other than for cause, the Committee may, in its sole discretion, remove restrictions on all or a portion of the stock subject to the Employee Stock Award.

    Subject to adjustment as provided below, no employee may receive an Employee Stock Award under either Incentive Plan representing more than 40,000 shares of the applicable class of common stock during any fiscal year, and the maximum number of shares of stock that may be issued to all employees as Employee Stock Awards under either Incentive Plan is 80,000.

    PERFORMANCE SHARES

    Performance Shares will be subject to the attainment of performance goals within the meaning of Section 162(m) of the Code and the regulations thereunder. These performance goals could relate to stock price, market share, sales, earnings per share, return on equity, costs and cash flow, as determined by the Committee. Certificates representing Performance Shares will be registered in the name of the award recipient but remain in the physical custody of our company until the Committee has determined that the performance goals have been attained and other stock restrictions have been satisfied. Until Performance Shares are delivered to an award recipient, the recipient may not sell, assign, bequeath, transfer, pledge or otherwise dispose of those shares. Recipients of Performance Shares will be entitled to other rights of a stockholder with respect to Performance Shares as the Committee determines, including the right to vote and receive dividends and other distributions.

    If a recipient of Performance Shares terminates employment by reason of death, total and permanent disability, retirement, resignation or discharge from employment other than for cause before all applicable performance goals have been attained, the Committee may, in its sole discretion, remove restrictions on all or a portion of the Performance Shares or determine that the performance objectives with respect to all or a portion of the Performance Shares have been attained. However, the Committee may not exercise its discretion to the extent that it would cause the award of Performance Shares not to qualify as performance-based compensation under Section 162(m) of the Code.

    Subject to adjustment as provided below, no employee may receive Performance Shares under either Incentive Plan representing more than

100,000 shares of the applicable class of common stock during any fiscal year, and the maximum number of shares that may be issued to all employees as Performance Shares under either Incentive Plan is 400,000.

    DIRECTOR STOCK AWARDS

    As of the date of each election or reelection to our board of directors, each non-employee director will automatically be granted a Director Stock Award of 300 shares of PE Biosystems stock under the PE Biosystems Plan and 150 shares of Celera Genomics stock under the Celera Genomics Plan, in each case subject to adjustment as provided below. Non-employee directors elected other than at an annual meeting will be granted a pro rata portion of such shares. Each Director Stock Award will vest on the date immediately preceding the first annual meeting of stockholders next following the date of grant, provided that the holder continues to serve as a member of our board of directors as of that date.

    Except as set forth below, the holder of a Director Stock Award will be entitled to all rights of a stockholder with respect to the shares of PE Biosystems stock or Celera Genomics stock issued under the Director Stock Award, including the right to receive dividends and to vote the shares. However, stock dividends paid on the shares will be restricted to the same extent as the underlying shares issued under the Director Stock Award. Prior to vesting, the shares of stock issued under a Director Stock Award may not be sold, assigned, bequeathed, transferred, pledged, hypothecated or otherwise disposed of.

    If a non-employee director to whom a Director Stock Award has been granted ceases to serve as a director as a result of:

    -  death,

    -  retiring from our board of directors upon reaching normal retirement age,

    -  becoming totally and permanently disabled or

    -  resigning with the approval of our board of directors,

all shares subject to the Director Stock Award will be fully vested as of the date of termination of service.

    Non-employee directors will be permitted to defer the receipt of their Director Stock Awards. Deferred awards will be credited to a bookkeeping account and those awards will be deemed invested in stock units, each unit representing one share of PE Biosystems stock or Celera Genomics stock. As dividends are paid, a corresponding number of additional units will be credited to the director's deferral account. A non-employee director who defers receipt of a Director Stock Award will only have voting rights with respect to the Director Stock Award at such time as he or she receives an actual distribution of the stock.

    CHANGE OF CONTROL

    All outstanding Options granted under the Incentive Plans will become fully and immediately exercisable, all restrictions on Employee Stock Awards and awards of Performance Shares will immediately terminate, all performance objectives applicable to awards of Performance Shares will be deemed attained, and all Director Stock Awards will become fully vested if:

    - a tender offer or exchange offer, other than an offer by PE, is made for common stock representing more than 25% of the combined voting power of the outstanding voting securities of PE entitled to vote generally in the election of directors;

    - any person acquires common stock representing more than 25% of such combined voting power;

    - a majority of the incumbent directors ceases to remain on our board of directors; or

    - the stockholders approve the sale of all or substantially all of the stock or assets of PE.

    The last three of the foregoing events are defined as a "change of control" under the Incentive Plans.

    TERMINATION AND AMENDMENT; NO REPRICING

    No award may be made under the Incentive Plans after March 31, 2004. Our board of directors may at any time prior to that date terminate either of the Incentive Plans or make any amendment or modification it deems advisable. However, any such amendments will require stockholder approval if they would (1) increase the aggregate number of shares which may be issued or (2) materially modify the eligibility requirements for participation.

    The Committee may amend the terms of any outstanding Option or Award at any time in its discretion in any manner it deems appropriate, including accelerating the date of exercise of any award, terminating restrictions or converting an incentive stock option into a non-qualified stock option. However, no amendment may adversely affect in any material manner any right of any recipient without his or her consent. In addition, the Committee may not (1) amend any previously-issued award of Performance Shares to the extent that the amendment would cause the award not to qualify as performance-based compensation under Section 162(m) of the Code or (2) amend any previously issued Option to reduce the purchase price, whether by modification of the Option or by cancellation of the Option in consideration of the immediate issuance of a replacement Option with a reduced purchase price.

    ADJUSTMENTS BY THE MANAGEMENT RESOURCES COMMITTEE

    The Incentive Plans provide that the Committee may adjust, as it deems appropriate, the maximum number of shares that may be subject to Options or Awards, and the terms of any outstanding Options or Awards under the Incentive Plans, to reflect changes in the outstanding stock that occur because of stock dividends, stock splits, recapitalizations, reorganizations, liquidations or other similar events.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    We believe that, based upon the laws as in effect on the date of this document, the following are the principal federal income tax consequences to participants and PE of awards granted under the Incentive Plans. State and local laws are not discussed, and special rules may apply if a participant has been a resident or citizen of a foreign country during his or her period of plan participation. THIS SUMMARY IS NOT A COMPLETE ANALYSIS OF ALL POTENTIAL TAX CONSEQUENCES RELEVANT TO PARTICIPANTS AND OUR COMPANY AND DOES NOT DESCRIBE TAX CONSEQUENCES BASED ON PARTICULAR CIRCUMSTANCES. FOR THESE REASONS, PARTICIPANTS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO ANY SPECIFIC QUESTIONS REGARDING THE TAX CONSEQUENCES OF AWARDS GRANTED UNDER THE INCENTIVE PLANS.

    INCENTIVE STOCK OPTIONS

    If we issue shares to an employee upon the exercise of an incentive stock option granted under the Incentive Plans during the employee's employment or within three months after the employee's termination of employment, then:

    - the employee will not recognize income at the time of the grant of the incentive stock option or upon exercise of the incentive stock option;

    - we will not be allowed a federal income tax deduction in connection with the grant or exercise of the incentive stock option; and

    - upon a sale or exchange of the shares after the later of (1) one year from the date of transfer of the shares to the employee or (2) two years from the date of grant of the incentive stock option, any amount received by the employee in excess of the incentive stock option price will be taxed to the employee as a capital gain, and any loss sustained by the employee will be a capital loss. The capital gain, if any, from sales or exchanges of shares is subject to tax at various rates depending upon the length of time the shares were held, the date of disposition and the income tax bracket of the employee.

    If the shares are disposed of before the holding period requirements are satisfied, then:

    - the employee will recognize ordinary income in the year of disposition in an amount (1) equal to the excess, on the date of exercise of the incentive stock option, of the fair market value of the shares received over the option price paid, but (2) limited to the excess of the amount received on the sale over the option price if the shares are disposed of at a loss;

    - we will be entitled to a deduction for the year equal to the ordinary income recognized by the employee; and

    - the employee will have capital gain or loss equal to the difference between (1) the amount received by the employee upon the sale or exchange of the shares and (2) the option price paid by the employee increased by any ordinary income recognized.

    NON-QUALIFIED STOCK OPTIONS

    An employee, consultant or director to whom a non-qualified stock option is granted will not recognize income at the time the option is granted. When the employee, consultant or director exercises the option, he or she will recognize ordinary income equal to the difference, if any, between the option price paid and the fair market value, as of the date of exercise, of the shares received. Subject to the Code and regulations thereunder, we will generally be entitled to a federal income tax deduction equal to the ordinary income recognized by the employee, consultant or director. Any compensation included in an employee's gross income will be subject to federal employment taxes. Upon the sale of shares acquired through the exercise of a non-qualified stock option, the employee, consultant or director will have capital gain or loss equal to the difference between the amount received on the sale and the tax basis of the shares sold.

    EMPLOYEE STOCK AWARDS

    No taxable income will be recognized by an employee upon the grant of an Employee Stock Award that is subject to a substantial risk of forfeiture unless the employee makes the election under Section 83(b) of the Code referred to in the next paragraph. If the employee does not make an election, he or she will recognize ordinary income at the time his or her interest in the shares is either transferable or no longer subject to a substantial risk of forfeiture (the "Section 83 Restrictions"). The amount of this ordinary income will be equal to the excess of the fair market value of the shares received at the time over the amount, if any, the employee paid for the shares. The employee's tax basis in the shares received at the lapse of the Section 83 Restrictions will be equal to the amount, if any, paid for the shares plus the amount of ordinary income recognized. Dividends paid on shares while they are subject to the
Section 83 Restrictions will be taxable as ordinary compensation income and not as dividends.

    An employee receiving shares under an Employee Stock Award may elect under
Section 83(b) of the Code to be taxed at the time the employee receives the shares in an amount equal to the fair market value of the shares received, determined without regard to the Section 83 Restrictions, at the time of transfer less the purchase price, if any, paid for the shares. If a Section 83(b) election is made, dividends paid on these shares will not be taxable as compensation income but will be taxable as dividends, and no additional compensation income will be recognized when the Section 83 Restrictions lapse or are released. Employees should consult their tax advisor regarding the possible use of a Section 83(b) election, which must be made within 30 days following the transfer of the shares.

    PERFORMANCE SHARES

    Generally, no income will be recognized by an employee upon the grant of Performance Shares and instead the employee will recognize ordinary income at the time the Performance Shares vest or are no longer subject to a substantial risk of forfeiture. The income will be equal to the excess of the fair market value of the shares at the time they become vested or non-forfeitable over the amount, if any, the employee paid for the shares. If the employee is entitled to receive dividends on the shares prior to the time they vest or become non-forfeitable, the dividends will be taxable as ordinary compensation income and not as dividends. The employee's tax basis in the shares will be equal to the amount, if any, paid for the shares plus the amount of ordinary income recognized with respect to the shares.

    An employee receiving Performance Shares may elect under Section 83(b) of the Code to be taxed at the time the employee receives the shares. If a Section 83(b) election is made, dividends paid on the shares will not be taxable as compensation income but will be taxable as dividends and no additional compensation income will be recognized when the shares vest or become non-forfeitable. Employees should consult their tax advisor regarding the possible use of a Section 83(b) election, which must be made within 30 days following the receipt of a Performance Share award.

    DIRECTOR STOCK AWARDS

    No taxable income will be recognized by a non-employee director upon the grant of a Director Stock Award unless he or she makes the election under
Section 83(b) referred to above. If no election is made, the director will recognize ordinary income at the time his or her interest in the shares vests or is no longer subject to a substantial risk of forfeiture. The amount of ordinary income will be equal to the excess of the fair market value of the shares received at such time over the amount, if any, the director paid for the shares. Dividends paid on shares while they are subject to a substantial risk of forfeiture will be taxable as ordinary compensation income and not as dividends. The director's tax basis in the shares received will be equal to the amount, if any, paid for the shares plus the amount of ordinary income recognized.

    If a Section 83(b) election is made, dividends paid on the shares will not be taxable as compensation income but will be taxable as dividends and no additional compensation income will be recognized when the shares vest. Directors should consult their tax advisor regarding the possible use of a
Section 83(b) election, which must be made within 30 days following the transfer of the shares.

    DEFERRALS

    In general, a non-employee director who elects to defer a Director Stock Award will not be subject to current federal income tax on the award, or related earnings, until it is distributed. Deferred compensation distributed under the Incentive Plans will be taxed as ordinary income and not as capital gains.

LIMITS ON DEDUCTIONS

    Under Section 162(m) of the Code, compensation paid to our chief executive officer and our four other most highly paid executive officers in a particular year is limited to $1 million per person, except that compensation that is performance-based will be excluded for purposes of calculating the amount of compensation subject to this $1 million limitation. Our ability to deduct compensation paid to any other executive officer or employee is not affected by this provision.

    Except where the Committee deems it to be in the best interest of PE, the Committee will attempt to structure awards under the Incentive Plans to qualify as performance-based under Section 162(m) of the Code. This qualification depends upon the shareholders approving the Incentive Plans and assumes that the provisions of the plans relating to stock options and performance shares are followed. With respect to any awards under the Incentive Plans that are not performance-based, any deduction we may claim will be subject to the limitations on deductibility in Section 162(m) of the Code.

BENEFITS TO NAMED EXECUTIVE OFFICERS AND OTHERS

    In connection with the recapitalization, the Committee has granted options to purchase a total of 3,613,931 shares of Celera Genomics stock to certain executive officers and directors of PE and employees of the Celera Genomics group, as follows:

        NAME AND POSITION           NUMBER OF OPTIONS
----------------------------------  ------------------
Tony L. White.....................         258,470
  Chairman, President and Chief
  Executive Officer
Michael W. Hunkapiller............         155,082
  Senior Vice President and
  President
  of the PE Biosystems group
William B. Sawch..................         103,388
  Senior Vice President, General
  Counsel and Secretary
Dennis L. Winger..................         103,388
  Senior Vice President and Chief
  Financial Officer
All current executive officers....       2,186,657(1)
All directors who are not
  executive officers..............         165,424
Celera Genomics group employees,
  excluding executive officers....       1,261,850

------------------------------

(1) Includes options for 1,421,585 granted to Dr. Venter in recognition of his contributions to the organization of the Celera Genomics group and his continuing efforts for its future success.

    These options have an exercise price of $17.12 per share which represents the fair market value of a share of Celera Genomics stock on the date of the grant. The options are exercisable in four annual installments and have a ten-year term.

VOTE REQUIRED

    Approval of each Incentive Plan proposal requires the favorable vote of a majority of the votes cast at the special meeting.

RECOMMENDATION OF THE BOARD OF DIRECTORS

    Our board of directors has carefully considered each Incentive Plan proposal and believes that the approval of these proposals by the shareholders is in the best interests of PE and our shareholders. OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU APPROVE THESE PROPOSALS.

                          PRICE RANGE AND DIVIDENDS ON
                             EXISTING COMMON STOCK

    The following table shows the high and low sales prices of our existing common stock on the New York Stock Composite Tape and cash dividends paid during the periods indicated:

                                                                                                     CASH
FISCAL YEAR                                                               HIGH           LOW        DIVIDENDS
----------------------------------------------------------------------  ---------        ---        -------
1997
First Quarter.........................................................  $  1/8 58     $  1/4 44       $.17
Second Quarter........................................................     7/8 61        1/2 52       .17
Third Quarter.........................................................     1/8 77        7/8 57       .17
Fourth Quarter........................................................     1/8 81        3/8 60       .17

1998
First Quarter.........................................................     1/8 86        1/8 72       .17
Second Quarter........................................................         74        1/4 59       .17
Third Quarter.........................................................         76        13/1556      .17
Fourth Quarter........................................................     1/8 75        11/1586      .17

1999
First Quarter.........................................................     15/1706       1/2 54       .17
Second Quarter........................................................     11/10016          65       .17
Third Quarter (through March 22)......................................     1/4115        13/1896       --

    The closing sale price of our existing common stock on the New York Stock Exchange was $69 13/16 per share on September 22, 1998, the trading day prior to our announcement of the recapitalization proposal, and $92 1/2 per share on March 22, 1999, the third trading day prior to the date of this proxy statement. As of March 15, 1999, there were 50,567,300 shares of our existing common stock outstanding and 6,585 holders of record.

                               INFORMATION ABOUT
                             STOCKHOLDER PROPOSALS

    If you wish to submit proposals to be included in the proxy statement for our 1999 annual meeting, we must receive them on or before May 12, 1999. Please address your proposals to: PE Corporation, 761 Main Avenue, Norwalk, Connecticut 06859, Attention: Secretary. Your proposal, if you choose to submit one, has to include specified information about the proposed business and yourself.

    The new by-laws also provide that any stockholder who intends to present a nomination for a directorship or a proposal for action at any annual meeting of stockholders must give advance notice of such proposal together with certain specified information. These requirements are separate and apart from and in addition to the SEC requirements noted above that a stockholder must meet in order to have a proposal included in our proxy materials. In general, the advance notice must be given to the secretary of PE not less than 45 days or more than 75 days prior to the first anniversary of the date on which we first mailed proxy materials for the preceding year's annual meeting. In the case of our 1999 annual meeting, such advance notice must be received no earlier than June 28, 1999 or later than July 28, 1999. If the recapitalization is implemented, we will have discretionary authority to vote on any stockholder proposals presented at the 1999 annual meeting which do not comply with these notice requirements. Further information regarding the submission of stockholder proposals may be obtained by writing to the secretary of PE.

                            EXPENSES OF SOLICITATION

    We will pay the cost of soliciting proxies for the special meeting. In addition to soliciting by mail, our directors, officers and other employees may solicit proxies in person, or by telephone, facsimile transmission or other means of electronic communication. We will also pay brokers, nominees, fiduciaries and other custodians their reasonable fees and expenses for sending proxy materials to beneficial owners and obtaining their instructions. We have retained Morrow & Co., Inc. to perform various solicitation services and Morgan Stanley Dean Witter, Bear Stearns, SG Cowen and Deutsche Bank to perform various advisory and solicitation services. We have agreed to pay Morrow & Co., Inc. a customary fee for their services. For information about compensation that we will pay Morgan Stanley Dean Witter, Bear Stearns, SG Cowen and Deutsche Bank for their services, you should read "Proposal 1--The Recapitalization Proposal--Financial Advisors."

                                 LEGAL OPINIONS

    Simpson Thacher & Bartlett, New York, New York, has rendered opinions concerning the validity of the common stock and concerning certain tax matters described under "Proposal 1--The Recapitalization Proposal--United States Federal Income Tax Considerations."

                                    EXPERTS

    The financial statements as of June 30, 1997 and 1998 and for each of the three fiscal years in the period ended June 30, 1998 included in this proxy statement have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on their authority as experts in auditing and accounting.

    Representatives of PricewaterhouseCoopers LLP will attend the special meeting and will have an opportunity to make a statement and to respond to appropriate questions that you pose.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                               PAGE
                                                                                                             ---------
The Perkin-Elmer Corporation
  Report of Independent Accountants........................................................................     F-2
  Consolidated Statements of Operations for the Years Ended
    June 30, 1996, 1997 and 1998, and for the Six
    Months Ended December 31, 1997 and 1998 (unaudited)....................................................     F-3
  Consolidated Statements of Financial Position at June 30, 1997
    and 1998, and at December 31, 1998 (unaudited).........................................................     F-4
  Consolidated Statements of Cash Flows for the Years Ended
    June 30, 1996, 1997 and 1998, and for the Six Months
    Ended December 31, 1997 and 1998 (unaudited)...........................................................     F-5
  Consolidated Statements of Shareholders' Equity and
    Comprehensive Income (Loss) at June 30, 1995, 1996, 1997 and 1998,
    and December 31, 1998 (unaudited)......................................................................     F-6
  Notes to Consolidated Financial Statements...............................................................     F-7

PE Biosystems Group
  Report of Independent Accountants........................................................................    F-36
  Combined Statements of Operations for the Years Ended
    June 30, 1996, 1997 and 1998, and for the Six
    Months Ended December 31, 1997 and 1998 (unaudited)....................................................    F-37
  Combined Statements of Financial Position at June 30, 1997
    and 1998, and at December 31, 1998 (unaudited).........................................................    F-38
  Combined Statements of Cash Flows for the Years Ended
    June 30, 1996, 1997 and 1998, and for the Six
    Months Ended December 31, 1997 and 1998 (unaudited)....................................................    F-39
  Combined Statements of Group Equity and
    Comprehensive Income (Loss) at June 30, 1995, 1996, 1997 and 1998,
    and December 31, 1998 (unaudited)......................................................................    F-40
  Notes to Combined Financial Statements...................................................................    F-41

Celera Genomics Group
  Report of Independent Accountants........................................................................    F-71
  Combined Statements of Operations for the Years Ended June 30, 1996, 1997
    and 1998, and for the Six Months Ended December 31, 1997 and 1998 (unaudited)..........................    F-72
  Combined Statements of Financial Position at June 30, 1997 and 1998,
    and at December 31, 1998 (unaudited)...................................................................    F-73
  Combined Statements of Cash Flows for the Years Ended June 30, 1996, 1997
    and 1998, and for the Six Months Ended December 31, 1997 and 1998 (unaudited)..........................    F-74
  Combined Statements of Group Equity at June 30, 1995, 1996, 1997 and 1998,
    and December 31, 1998 (unaudited)......................................................................    F-75
  Notes to Combined Financial Statements...................................................................    F-76

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of The Perkin-Elmer Corporation

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of shareholders' equity and comprehensive income (loss), and of cash flows present fairly, in all material respects, the financial position of The Perkin-Elmer Corporation and its subsidiaries at June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Stamford, Connecticut
July 31, 1998, except as to Note 15
which is as of March 8, 1999

                          THE PERKIN-ELMER CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                             FOR THE SIX MONTHS
                                                                                                   ENDED
                                                          FOR THE YEARS ENDED JUNE 30,          DECEMBER 31,
                                                       ----------------------------------  ----------------------
(DOLLAR AMOUNTS IN THOUSANDS
EXCEPT PER SHARE AMOUNTS)                                 1996        1997        1998        1997        1998
-----------------------------------------------------  ----------  ----------  ----------  ----------  ----------

                                                                                                (UNAUDITED)
NET REVENUES.........................................  $  642,218  $  768,368  $  944,306  $  411,246  $  543,238
Cost of sales........................................     318,166     362,210     435,837     190,082     244,897
                                                       ----------  ----------  ----------  ----------  ----------
GROSS MARGIN.........................................     324,052     406,158     508,469     221,164     298,341
                                                       ----------  ----------  ----------  ----------  ----------
Selling, general and administrative..................     188,268     229,915     283,399     127,223     164,363
Research, development and engineering................      62,435      81,222     111,665      47,390      75,170
Restructuring and other merger costs.................      17,454      --          43,980      --           1,979
Acquired research and development....................      33,878      26,801      28,850      28,850      --
                                                       ----------  ----------  ----------  ----------  ----------
OPERATING INCOME.....................................      22,017      68,220      40,575      17,701      56,829
Gain on investments..................................      11,704      64,850       1,605         845      --
Interest expense.....................................       8,444       5,859       4,905       2,701       2,140
Interest income......................................       5,376       8,826       5,938       3,900         738
Other income (expense), net..........................      (2,053)      1,881       3,147       1,291        (539)
                                                       ----------  ----------  ----------  ----------  ----------
INCOME BEFORE INCOME TAXES...........................      28,600     137,918      46,360      21,036      54,888
Provision for income taxes...........................      27,290      35,426      25,069      10,923      10,581
Minority interest....................................      --          --           5,597      --           8,212
                                                       ----------  ----------  ----------  ----------  ----------
INCOME FROM CONTINUING OPERATIONS....................       1,310     102,492      15,694      10,113      36,095
INCOME (LOSS) FROM DISCONTINUED OPERATIONS (NET OF
  INCOME TAXES)......................................     (37,833)     27,906      40,694      17,278      (4,037)
                                                       ----------  ----------  ----------  ----------  ----------

NET INCOME (LOSS)....................................  $  (36,523) $  130,398  $   56,388  $   27,391  $   32,058
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------

INCOME PER SHARE
  FROM CONTINUING OPERATIONS:
Basic................................................  $     0.03  $     2.16  $     0.32  $     0.21  $     0.73
Diluted..............................................  $     0.03  $     2.07  $     0.31  $     0.20  $     0.71

INCOME (LOSS) PER SHARE
  FROM DISCONTINUED OPERATIONS:
Basic................................................  $    (0.83) $     0.58  $     0.84  $     0.36  $    (0.08)
Diluted..............................................  $    (0.80) $     0.56  $     0.81  $     0.35  $    (0.08)

NET INCOME (LOSS) PER SHARE:
Basic................................................  $    (0.80) $     2.74  $     1.16  $     0.57  $     0.65
Diluted..............................................  $    (0.77) $     2.63  $     1.12  $     0.55  $     0.63

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          THE PERKIN-ELMER CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                                                AT JUNE 30,               AT
                                                                         --------------------------  DECEMBER 31,
(DOLLAR AMOUNTS IN THOUSANDS)                                                1997          1998          1998
-----------------------------------------------------------------------  ------------  ------------  ------------
                                                                                                      (UNAUDITED)
ASSETS
Current assets
  Cash and cash equivalents............................................  $    213,028  $     82,865   $   75,479
  Short-term investments...............................................         4,194         1,226       --
  Accounts receivable, less allowances for doubtful accounts of $3,840,
    $5,206, and $5,030 at June 30, 1997 and 1998, and December 31, 1998
    (unaudited)........................................................       178,885       228,985      260,861
  Inventories..........................................................       111,069       137,015      160,179
  Prepaid expenses and other current assets............................        63,535        61,973       68,929
  Current net assets of discontinued operations........................       102,870       139,959      155,329
                                                                         ------------  ------------  ------------
Total current assets...................................................       673,581       652,023      720,777
Property, plant and equipment, net.....................................       128,363       163,674      187,120
Other long-term assets.................................................       156,800       241,819      244,949
Long-term net assets of discontinued operations........................        48,049        77,760       88,205
                                                                         ------------  ------------  ------------
TOTAL ASSETS...........................................................  $  1,006,793  $  1,135,276   $1,241,051
                                                                         ------------  ------------  ------------
                                                                         ------------  ------------  ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Loans payable........................................................  $     29,916  $     12,099   $   31,291
  Accounts payable.....................................................        85,586       119,555      110,141
  Accrued salaries and wages...........................................        26,622        30,036       27,715
  Accrued taxes on income..............................................        98,307        79,860       79,257
  Other accrued expenses...............................................        78,408       122,482      142,358
                                                                         ------------  ------------  ------------
Total current liabilities..............................................       318,839       364,032      390,762
Long-term debt.........................................................        59,152        33,726       35,548
Other long-term liabilities............................................       124,532       129,513      137,739
                                                                         ------------  ------------  ------------
Total liabilities......................................................       502,523       527,271      564,049
                                                                         ------------  ------------  ------------
Minority interest......................................................       --             43,757       54,773
Commitments and contingencies (see Note 11)
Shareholders' equity
  Capital stock
  Preferred stock $1 par value: 1,000,000 shares authorized; none issued
  Common stock $1 par value: 180,000,000 shares authorized; shares issued 50,122,390, 50,148,384, and 50,259,313 at June 30, 1997 and
    1998 and December 31, 1998 (unaudited).............................        50,122        50,148       50,259
  Capital in excess of par value.......................................       374,423       379,974      381,305
  Retained earnings....................................................       167,482       190,966      192,499
  Accumulated other comprehensive income...............................        (2,671)       (9,513)      (1,834)
  Treasury stock, at cost (shares: 1,795,563 and 831,213 at June 30,
    1997 and 1998).....................................................       (85,086)      (47,327)      --
                                                                         ------------  ------------  ------------
Total shareholders' equity.............................................       504,270       564,248      622,229
                                                                         ------------  ------------  ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.............................  $  1,006,793  $  1,135,276   $1,241,051
                                                                         ------------  ------------  ------------
                                                                         ------------  ------------  ------------

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          THE PERKIN-ELMER CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                          FOR THE SIX MONTHS
                                                                         FOR THE YEARS ENDED JUNE 30,           ENDED
                                                                                                             DECEMBER 31,
                                                                        -------------------------------  --------------------
(DOLLAR AMOUNTS IN THOUSANDS)                                             1996       1997       1998       1997       1998
----------------------------------------------------------------------  ---------  ---------  ---------  ---------  ---------

OPERATING ACTIVITIES FROM CONTINUING OPERATIONS                                                              (UNAUDITED)

Income from continuing operations.....................................  $   1,310  $ 102,492  $  15,694  $  10,113  $  36,095
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
    Depreciation and amortization.....................................     23,725     25,646     35,928     13,917     22,723
    Long-term compensation programs...................................      4,058      9,103      6,853      2,543      2,411
    Deferred income taxes.............................................    (15,342)   (40,819)    10,234     (1,700)     1,600
    Gains from the sale of assets.....................................    (11,704)   (66,636)    (3,052)      (900)    --
    Provision for restructured operations and other merger costs......     17,454     --         48,080     --         --
    Acquired research and development.................................     33,878     26,801     28,850     28,850     --
    Impairment of assets..............................................      9,906     --         --         --         --
Changes in operating assets and liabilities:
  Increase in accounts receivable.....................................    (42,539)   (43,548)   (23,507)   (13,992)   (27,138)
  Increase in inventories.............................................    (20,447)    (4,421)   (21,362)   (18,999)   (17,854)
  Increase in prepaid expenses and other assets.......................       (406)    (6,794)   (30,862)   (14,291)   (13,537)
  Increase in accounts payable and other liabilities..................     45,112     71,590      1,219     14,293     11,640
                                                                        ---------  ---------  ---------  ---------  ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES.............................     45,005     73,414     68,075     19,834     15,940
                                                                        ---------  ---------  ---------  ---------  ---------

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Additions to property, plant and equipment (net of disposals of
  $4,727, $5,738, $11,339, $1,342 (unaudited), and $581 (unaudited),
  respectively).......................................................    (23,471)   (52,319)   (60,481)   (38,423)   (49,403)
Acquisitions and investments, net.....................................   (119,189)   (27,676)   (97,998)   (90,633)    --
Proceeds from the sale of assets, net.................................    102,318     99,710     19,496      6,532     14,301
Proceeds from the collection of notes receivable......................     --          4,978      9,673      9,673     --
Proceeds from short-term investments..................................      5,773     --         --         --         --
                                                                        ---------  ---------  ---------  ---------  ---------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES......................    (34,569)    24,693   (129,310)  (112,851)   (35,102)
                                                                        ---------  ---------  ---------  ---------  ---------
NET CASH FROM CONTINUING OPERATIONS BEFORE FINANCING ACTIVITIES.......     10,436     98,107    (61,235)   (93,017)   (19,162)
                                                                        ---------  ---------  ---------  ---------  ---------
DISCONTINUED OPERATIONS
Net cash provided (used) by operating activities......................     45,903     39,781     10,084     (6,119)    (4,778)
Net cash used by investing activities.................................    (15,911)   (11,315)   (40,639)   (17,520)   (21,595)
                                                                        ---------  ---------  ---------  ---------  ---------
NET CASH FROM DISCONTINUED OPERATIONS BEFORE FINANCING ACTIVITIES.....     29,992     28,466    (30,555)   (23,639)   (26,373)
                                                                        ---------  ---------  ---------  ---------  ---------

FINANCING ACTIVITIES

Net change in loans payable...........................................    (17,040)    (4,914)    (6,797)     2,875     15,579
Proceeds from long-term debt..........................................     --         31,033     --         --            803
Principal payments on long-term debt..................................     --        (22,908)   (25,449)    --         (5,297)
Dividends.............................................................    (29,095)   (29,459)   (39,072)   (14,992)    (8,396)
Purchases of common stock for treasury................................    (41,028)   (25,126)    --         --         --
Proceeds from issuance of equity put warrants.........................     --          1,846     --         --         --
Proceeds from stock issuance for stock plans..........................     64,954     33,637     33,629      6,311     37,890
                                                                        ---------  ---------  ---------  ---------  ---------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES......................    (22,209)   (15,891)   (37,689)    (5,806)    40,579
                                                                        ---------  ---------  ---------  ---------  ---------

Elimination of PerSeptive results from
  July 1, 1997 to September 30, 1997 (see Note 1).....................     --         --          2,590      2,590     --
EFFECT OF EXCHANGE RATE CHANGES ON CASH...............................     (2,699)     1,601     (3,274)       631     (2,430)
                                                                        ---------  ---------  ---------  ---------  ---------
NET CHANGE IN CASH AND CASH EQUIVALENTS...............................     15,520    112,283   (130,163)  (119,241)    (7,386)
CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD.........................     85,225    100,745    213,028    213,028     82,865
                                                                        ---------  ---------  ---------  ---------  ---------
CASH AND CASH EQUIVALENTS END OF PERIOD...............................  $ 100,745  $ 213,028  $  82,865  $  93,787  $  75,479
                                                                        ---------  ---------  ---------  ---------  ---------
                                                                        ---------  ---------  ---------  ---------  ---------

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          THE PERKIN-ELMER CORPORATION
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                        AND COMPREHENSIVE INCOME (LOSS)

                                                                                     ACCUMULATED
                                                 COMMON      CAPITAL IN                 OTHER         TREASURY STOCK
                                               STOCK $1.00   EXCESS OF    RETAINED  COMPREHENSIVE   ------------------
(DOLLAR AMOUNTS AND SHARES IN THOUSANDS)        PAR VALUE    PAR VALUE    EARNINGS  INCOME (LOSS)    AT COST   SHARES    TOTAL
---------------------------------------------  -----------   ----------   --------  -------------   ---------  -------  -------
BALANCE AT JUNE 30, 1995.....................    $48,760      $311,043    $142,741     $(24,415)    $(108,322)  (3,490) $369,807
Comprehensive loss
  Net loss...................................     --            --        (36,523 )     --             --        --     (36,523)
  Other comprehensive income, net of tax
    Foreign currency translation
      adjustments............................     --            --          --         (10,957)        --        --
    Minimum pension liability adjustment.....     --            --          --           5,080         --        --
    Unrealized gain on investments, net......     --            --          --          23,175         --        --
                                                                                    -------------
  Other comprehensive income.................     --            --          --          17,298         --        --      17,298
                                                                                                                        -------
Comprehensive loss...........................     --            --          --          --             --        --     (19,225)
                                                                                                                        -------
Cash dividends declared......................     --            --        (29,095 )     --             --        --     (29,095)
Share repurchases............................     --            --          --          --            (41,028)    (800) (41,028)
Shares issued under stock plans..............         45         1,336     (5,627 )     --             51,202    1,559   46,956
Tax benefit related to employee stock
  options....................................     --             5,280      --          --             --        --       5,280
Restricted stock plan........................     --             4,079      --          --                993       30    5,072
Common stock issuances for acquisitions......      1,077        34,796      --          --             --        --      35,873
Other........................................        144         1,920     (1,977 )     --             --        --          87
                                               -----------   ----------   --------  -------------   ---------  -------  -------
BALANCE AT JUNE 30, 1996.....................     50,026       358,454     69,519       (7,117)       (97,155)  (2,701) 373,727
                                                                                                                        -------
Comprehensive income
  Net income.................................     --            --        130,398       --             --        --     130,398
  Other comprehensive income, net of tax
    Foreign currency translation
      adjustments............................     --            --          --          (4,125)        --        --
    Minimum pension liability adjustment.....     --            --          --          28,660         --        --
    Unrealized gain on investments, net......     --            --          --           3,156         --        --
    Sale of equity investment................     --            --          --         (23,245)        --        --
                                                                                    -------------
  Other comprehensive income.................     --            --          --           4,446         --        --       4,446
                                                                                                                        -------
Comprehensive income.........................     --            --          --          --             --        --     134,844
                                                                                                                        -------
Cash dividends declared......................     --            --        (29,536 )     --             --        --     (29,536)
Share repurchases............................     --            --          --          --            (25,126)    (428) (25,126)
Shares issued under stock plans..............         61         2,065     (1,459 )     --             31,615    1,146   32,282
Tax benefit related to employee stock
  options....................................     --             4,568      --          --             --        --       4,568
Restricted stock plan........................     --             6,098      --          --              5,580      187   11,678
Sale of equity put warrants..................     --             1,846      --          --             --        --       1,846
Other........................................         35         1,392     (1,440 )     --             --        --         (13)
                                               -----------   ----------   --------  -------------   ---------  -------  -------
BALANCE AT JUNE 30, 1997.....................     50,122       374,423    167,482       (2,671)       (85,086)  (1,796) 504,270
                                                                                                                        -------
Comprehensive income
  Net income.................................     --            --         56,388       --             --        --      56,388
  Other comprehensive loss, net of tax
    Foreign currency translation
      adjustments............................     --            --          --          (2,747)        --        --
    Minimum pension liability adjustment.....     --            --          --             354         --        --
    Unrealized loss on investments, net......     --            --          --          (4,449)        --        --
                                                                                    -------------
  Other comprehensive loss...................     --            --          --          (6,842)        --        --      (6,842)
                                                                                                                        -------
Comprehensive income.........................     --            --          --          --             --        --      49,546
                                                                                                                        -------
Cash dividends declared......................     --            --        (31,604 )     --             --        --     (31,604)
Shares issued under stock plans..............         26         1,358     (3,468 )     --             37,759      965   35,675
Tax benefit related to employee stock
  options....................................     --             2,335      --          --             --        --       2,335
Restricted stock plan........................     --             1,858       (136 )     --             --        --       1,722
Elimination of PerSeptive results from July
  1, 1997 to September 30, 1997 (see Note
  1).........................................     --            --          2,590       --             --        --       2,590
Other........................................     --            --           (286 )     --             --        --        (286)
                                               -----------   ----------   --------  -------------   ---------  -------  -------
BALANCE AT JUNE 30, 1998.....................     50,148       379,974    190,966       (9,513)       (47,327)    (831) 564,248
                                                                                                                        -------
Comprehensive income
  Net income.................................     --            --         32,058       --             --        --      32,058
  Other comprehensive income, net of tax
    Foreign currency translation
      adjustments............................     --            --          --           5,026         --        --
    Unrealized gain on investments, net......     --            --          --           2,653         --        --
                                                                                    -------------
  Other comprehensive income.................     --            --          --           7,679         --        --       7,679
                                                                                                                        -------
Comprehensive income.........................     --            --          --          --             --        --      39,737
                                                                                                                        -------
Cash dividends declared......................     --            --        (16,870 )     --             --        --     (16,870)
Shares issued under stock plans..............        111         4,237    (14,862 )     --             45,354      789   34,840
Restricted stock plan........................     --            (2,906)     1,207       --              1,973       42      274
                                               -----------   ----------   --------  -------------   ---------  -------  -------
BALANCE AT DECEMBER 31, 1998 (UNAUDITED).....    $50,259      $381,305    $192,499     $(1,834)     $  --        --     $622,229
                                               -----------   ----------   --------  -------------   ---------  -------  -------
                                               -----------   ----------   --------  -------------   ---------  -------  -------

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    NOTE 1 ACCOUNTING POLICIES AND PRACTICES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of all majority-owned subsidiaries of The Perkin-Elmer Corporation ("Perkin-Elmer" or the "Company"). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Certain amounts in the consolidated financial statements and notes have been reclassified for comparative purposes.

    On January 22, 1998, the Company acquired PerSeptive Biosystems, Inc. ("PerSeptive"). The acquisition has been accounted for as a pooling of interests and, accordingly, the Company's financial results have been restated to include the combined operations (see Note 2). The Company's fiscal year ended June 30 and PerSeptive's fiscal year ended September 30. The fiscal 1998 Combined Statements of Operations combined the Company's operating results for the year ended June 30, 1998 with PerSeptive's operating results for the nine months ended June 30, 1998 and the three months ended September 30, 1997 (PerSeptive's fiscal 1997 fourth quarter). The fiscal 1997 and 1996 Consolidated Statements of Operations combined the Company's results of operations for the years ended June 30, 1997 and 1996 with PerSeptive's results of operations for the fiscal years ended September 30, 1997 and 1996, respectively. In order to conform PerSeptive to a June 30 fiscal year-end in fiscal 1998, PerSeptive's results of operations for the three months ended September 30, 1997 have been included in the Company's Consolidated Statements of Operations for the fiscal years ended June 30, 1998 and 1997.

DISCONTINUED OPERATIONS

    The Company's consolidated financial statements have been restated to reflect the net assets and operating results of the Analytical Instruments business as discontinued operations pending disposition for all periods presented (see Note 15). The net assets have been reclassified in both the current and long-term asset sections of the Consolidated Statements of Financial Position for all periods presented. The operating results are reflected in the Consolidated Statements of Operations as income (loss) from discontinued operations for all periods presented. The accompanying notes, except Note 15, relate only to continuing operations.

RECENT ACCOUNTING STANDARDS

    During the first quarter of fiscal 1999, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." The provisions of this statement require disclosure of total comprehensive income within the condensed financial statements of interim periods and additional disclosures of the components of comprehensive income on an annual basis. Total comprehensive income includes net income, foreign currency translation adjustments, unrealized gains and losses on available-for-sale investments, and minimum pension liability adjustment. The Company presents such information in its Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) and Note 14.

    In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of the statement require the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company is required to implement the statement in the first quarter of fiscal 2000. The Company is currently analyzing the statement to determine the impact, if any, on the consolidated financial statements.

EARNINGS PER SHARE

    During the second quarter of fiscal 1998, the Company adopted SFAS No. 128, "Earnings per Share." The statement establishes new standards for computing and presenting earnings per share and requires presentation of basic and diluted earnings per share on the face of the income statement. Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding. Diluted earnings per share is computed similarly to the Company's previously disclosed amounts by dividing net income for the period by the weighted average number of common shares outstanding including the dilutive effect of common stock equivalents. Earnings per share amounts for all prior periods have been restated to conform with the provisions of this statement.

    The table below presents a reconciliation of basic and diluted earnings per share from continuing operations for the following periods:

                                                          SIX MONTHS ENDED
(AMOUNTS IN THOUSANDS       YEARS ENDED JUNE 30,            DECEMBER 31,
EXCEPT PER SHARE       -------------------------------  --------------------
AMOUNTS)                 1996       1997       1998       1997       1998
---------------------  ---------  ---------  ---------  ---------  ---------
                                                            (UNAUDITED)
Weighted average
  number of common
  shares used in the
  calculation of
  basic earnings per
  share from
  continuing
  operations.........     45,859     47,517     48,560     48,185     49,631
Common stock
  equivalents........      1,703      1,996      1,592      1,840      1,107
                       ---------  ---------  ---------  ---------  ---------
Shares used in the
  calculation of
  diluted earnings
  per share from
  continuing
  operations.........     47,562     49,513     50,152     50,025     50,738
                       ---------  ---------  ---------  ---------  ---------
                       ---------  ---------  ---------  ---------  ---------
Net income used in
  the calculation of
  basic and diluted
  earnings per share
  from continuing
  operations.........  $   1,310  $ 102,492  $  15,694  $  10,113  $  36,095

Net income per share
  from continuing
  operations:
Basic................  $     .03  $    2.16  $     .32  $     .21  $     .73

                                                          SIX MONTHS ENDED
(AMOUNTS IN THOUSANDS       YEARS ENDED JUNE 30,            DECEMBER 31,
EXCEPT PER SHARE       -------------------------------  --------------------
AMOUNTS)                 1996       1997       1998       1997       1998
---------------------  ---------  ---------  ---------  ---------  ---------
                                                            (UNAUDITED)
Diluted..............  $     .03  $    2.07  $     .31  $     .20  $     .71

    Options and warrants to purchase 2.1 million, .2 million, and 1.4 million and .9 million shares of the Company's common stock were outstanding at June 30, 1996, 1997, and 1998, and December 31, 1997, respectively, but were not included in the computation of diluted earnings per share because the effect was antidilutive. Antidilutive options and warrants outstanding at December 31, 1998 were not material.

FOREIGN CURRENCY

    Assets and liabilities of foreign operations, where the functional currency is the local currency, are translated into U.S. dollars at the fiscal period-end exchange rates. The related translation adjustments are recorded as a separate component of shareholders' equity. Foreign currency revenues and expenses are translated using monthly average exchange rates prevailing during the period. Foreign currency transaction gains and losses, as well as translation adjustments of foreign operations where the functional currency is the U.S. dollar, are included in net income. Transaction gains and losses for the periods ended June 30, 1996, 1997, and 1998 were gains of $4.8 million, $1.5 million, and a loss of $2.5 million, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS

    The Company uses derivative financial instruments to offset exposure to market risks arising from changes in foreign currency exchange rates and interest rates. Derivative financial instruments currently utilized by the Company include foreign currency forward contracts, synthetic forward contracts, foreign currency options, and an interest rate swap (see Note 12).

CASH, SHORT-TERM INVESTMENTS, AND MARKETABLE SECURITIES

    Cash equivalents consist of highly liquid debt instruments, time deposits, and certificates of deposit with original maturities of three months or less. Time deposits and certificates of deposit with original maturities of three months to one year are classified as short-term investments. Short-term investments, which include marketable securities, are recorded at cost, which generally approximates market value.

ACCOUNTS RECEIVABLE

    The Company periodically sells accounts receivable arising from business conducted in Japan. During fiscal 1996, 1997, and 1998, the Company received cash proceeds of $61.9 million, $65.7 million, and $98.8 million, respectively, from the sale of such receivables. The Company accounts for such sales in accordance with SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" and believes it has adequately provided for any risk of loss that may occur under these arrangements.

INVESTMENTS

    The equity method of accounting is used for investments in joint ventures that are 50% owned or less. Minority equity investments are classified as available-for-sale and carried at market value in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

INVENTORIES

    Inventories are stated at the lower of cost (on a first-in, first-out basis) or market. Inventories at June 30, 1997 and 1998, and December 31, 1998, included the following components:

                              JUNE 30,
(DOLLAR AMOUNTS         --------------------  DECEMBER 31,
IN MILLIONS)              1997       1998         1998
----------------------  ---------  ---------  -------------
                                               (UNAUDITED)
Raw materials and
  supplies............  $    25.2  $    45.2    $    52.8
Work-in-process.......        6.1        7.3          9.8
Finished products.....       79.8       84.5         97.6
                        ---------  ---------       ------
Total inventories.....  $   111.1  $   137.0    $   160.2
                        ---------  ---------       ------
                        ---------  ---------       ------

PROPERTY, PLANT, AND EQUIPMENT AND DEPRECIATION.

    Property, plant and equipment are recorded at cost and consisted of the following at June 30, 1997 and 1998:

                                           JUNE 30,
                                     --------------------
(DOLLAR AMOUNTS IN MILLIONS)           1997       1998
-----------------------------------  ---------  ---------
Land...............................  $    13.3  $    12.0
Buildings and leasehold
  improvements.....................       79.6       96.5
Machinery and equipment............      125.7      174.9
                                     ---------  ---------
Property, plant and equipment, at
  cost.............................      218.6      283.4
Accumulated depreciation and
  amortization.....................       90.2      119.7
                                     ---------  ---------
Property, plant and equipment,
  net..............................  $   128.4  $   163.7
                                     ---------  ---------
                                     ---------  ---------

    Major renewals and improvements that significantly add to productive capacity or extend the life of an asset are capitalized. Repairs, maintenance and minor renewals, and improvements are expensed when incurred. Machinery and equipment included capitalized internal-use software, primarily related to the Company's worldwide strategic program to improve its information technology infrastructure, of $9.5 million and $43.3 million at June 30, 1997 and 1998, respectively.

    Provisions for depreciation of owned property, plant and equipment are based upon the expected useful lives of the assets and computed primarily by the straight-line method. Leasehold improvements are amortized over their estimated useful lives or the term of the applicable lease, whichever is less, using the straight-line method. Internal-use software costs are amortized primarily over the expected useful lives, not to exceed seven years.

CAPITALIZED SOFTWARE

    Internal software development costs incurred from the time technological feasibility of the software is established until the software is ready for its intended use are capitalized and included in other long-term assets. Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. The costs are amortized using the straight-line method over a maximum of three years or the expected life of the product, whichever is less. At June 30, 1997, capitalized software amounts were not material. At June 30, 1998, capitalized software costs, net of accumulated amortization, were $4.4 million.

INTANGIBLE ASSETS

    The excess of purchase price over the net asset value of companies acquired is amortized on a straight-line method over periods not exceeding 40 years. Patents and trademarks are amortized using the straight-line method over their expected useful lives. At June 30, 1997 and 1998, and December 31, 1998 (unaudited), other long-term assets included goodwill, net of accumulated amortization, of $17.5 million, $69.8 million, and $67.3 million, respectively. Accumulated amortization of goodwill was $3.3 million, $6.1 million, and $8.6 million at June 30, 1997 and 1998, and December 31, 1998 (unaudited), respectively.

ASSET IMPAIRMENT

    The Company periodically reviews all long-lived assets for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Assets are written down to fair value when the carrying costs exceed this amount. In fiscal 1996, the Company recorded a cost of sales charge of $9.9 million for the impairment of certain production assets associated with the realignment of the product offerings of PerSeptive. In fiscal 1997, the Company recorded a $.7 million cost of sales charge for the write-down of impaired assets. The impairment losses were determined based upon estimated future cash flows and fair values.

REVENUES

    Revenues are recorded at the time of shipment of products or performance of services. Revenues from service contracts are recorded as deferred service contract revenues and reflected in net revenues over the term of the contract, generally one year.

RESEARCH, DEVELOPMENT AND ENGINEERING

    Research, development and engineering costs are expensed when incurred.

INCOME TAXES

    The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and the tax basis of assets and liabilities, and are measured by applying enacted tax rates to taxable years in which the differences are expected to reverse.

SUPPLEMENTAL CASH FLOW INFORMATION

    Cash paid for interest and income taxes and significant non-cash investing and financing activities for the following periods were as follows:

                                                         FOR THE
                                                        SIX MONTHS
                              FOR THE                     ENDED
                       YEARS ENDED JUNE 30,            DECEMBER 31,
(AMOUNTS IN       -------------------------------  --------------------
MILLIONS)           1996       1997       1998       1997       1998
----------------  ---------  ---------  ---------  ---------  ---------
                                                       (UNAUDITED)
Interest........  $     8.9  $     6.0  $     5.7  $     2.2  $     1.4
Income taxes....  $    15.0  $    31.3  $    60.5  $    26.3  $    12.2
Significant non-
  cash investing
  and financing
  activities:
  Unrealized
    gains (loss)
    on
   investments..  $    23.2  $     3.1  $    (4.4) $    (3.0) $     2.6
  Dividends
    declared not
    paid........  $     7.4  $     7.5  $      --  $     7.5  $     8.5
  Common shares
    issued in
    PerSeptive
    pooling.....         --         --        4.6         --         --
  Minority
    interest
    assumed.....  $      --  $      --  $    41.3  $    41.3  $      --

UNAUDITED INTERIM FINANCIAL STATEMENTS

    The accompanying unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and in accordance with the Securities and Exchange Commission's rules and regulations for interim reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited consolidated interim financial statements include all adjustments, consisting of only normal recurring adjustments, necessary to present fairly such interim financial information.

                      NOTE 2 ACQUISITIONS AND DISPOSITIONS

PERSEPTIVE BIOSYSTEMS, INC.

    The merger (the "Merger") of Seven Acquisition Corp., a wholly-owned subsidiary of the Company, and PerSeptive was consummated on January 22, 1998. PerSeptive develops, manufactures, and markets an integrated line of proprietary consumable products and advanced instrumentation systems for the purification, analysis, and synthesis of biomolecules. As a result of the Merger, PerSeptive, which was the surviving corporation of the Merger, became a wholly-owned subsidiary of the Company on that date. Each outstanding share of PerSeptive common stock was converted into shares of the Company's common stock at an exchange ratio equal to 0.1926. Accordingly, the Company issued 4.6 million shares of its common stock for all outstanding shares of PerSeptive common stock. Each outstanding option and warrant for shares of PerSeptive common stock was converted into options and warrants for the number of shares of the Company's common stock that would have been received if such options and warrants had been exercised immediately prior to the effective time of the Merger. All shares of Series A Redeemable Convertible Preferred Stock of PerSeptive outstanding immediately prior to the effective time of the Merger were converted in accordance with their terms into shares of PerSeptive common stock which were then converted into shares of the Company's common stock. As a result of the Merger, PerSeptive's 8 1/4% Convertible Subordinated Notes Due 2001 (the "PerSeptive Notes") became convertible into shares of the Company's common stock. On March 23, 1998, the Company redeemed the PerSeptive Notes for a total of $26.1 million representing $24.7 million of principal and $1.4 million of accrued interest and premium relating to the PerSeptive Notes. Additionally, $2.5 million of the principal amount of the PerSeptive Notes was converted by the holders thereof into 35,557 shares of the Company's common stock.

    The Merger qualified as a tax-free reorganization and has been accounted for as a pooling of interests. Accordingly, the Company's financial results have been restated to include the combined operations.

    Combined and separate results of the Company and PerSeptive during the periods preceding the Merger were as follows:

                                    PERKIN-       PER-
(DOLLAR AMOUNTS IN MILLIONS)         ELMER       SEPTIVE      ADJ.      COMBINED
--------------------------------  -----------  -----------  ---------  -----------
Fiscal year ended June 30, 1996:
Net revenues....................   $   556.1    $    86.1               $   642.2
Income (loss) from continuing
  operations....................   $    49.1    $   (50.4)              $    (1.3)

Fiscal year ended June 30, 1997:
Net revenues....................   $   671.9    $    96.5               $   768.4
Income from continuing
  operations....................   $    87.3    $    15.2               $   102.5

Six months ended
  December 31, 1997 (unaudited):
Net revenues....................   $   358.7    $    52.6               $   411.3
Income (loss) from continuing
  operations....................   $    14.9    $    (5.4)  $      .6   $    10.1

    The adjustment for the six months ended December 31, 1997 reflects the inclusion of PerSeptive's operating results within the Company's consolidated tax provision. There were no material intercompany transactions between the Company and PerSeptive during any period presented.

TECAN AG

    The Company acquired a 14.5% interest and approximately 52% of the voting rights in Tecan AG ("Tecan") in December 1997. Tecan is a world leader in the development and manufacturing of automated sample processors, liquid handling systems, and microplate photometry. Used in research, industrial, and clinical markets, these products provide automated solutions for pharmaceutical drug discovery, molecular biology, genomic testing, and clinical diagnostics. The acquisition cost was $53.2 million in cash and was accounted for as a purchase with a minority interest of $41.3 million. The excess purchase price over the fair market value of the underlying assets was $46.2 million and is being amortized over fifteen years.

MOLECULAR INFORMATICS, INC.

    During the second quarter of fiscal 1998, the Company acquired Molecular Informatics, Inc. ("Molecular Informatics"), a leader in the development of infrastructure software for the pharmaceutical, biotechnology, and agrochemical industries as well as for applied markets such as forensics and human identification. The acquisition cost was $53.9 million and was accounted for as a purchase. In connection with the acquisition, $28.9 million was expensed as purchased in-process research and development and $24.7 million was allocated to goodwill and other intangible assets. Goodwill of $9.0 million is being amortized over ten years, and other intangible assets of $15.7 million are being amortized over periods of four to seven years.

    The $28.9 million expensed as in-process research and development represented 53.6% of the purchase price and was attributed and supported by a discounted probable cash flow analysis on a project-by-project basis. At the acquisition date, the technological feasibility of the acquired technology had not been established and the acquired technology had no future alternative uses.

    Approximately 10% of the in-process research and development value was attributed to BioLIMS, a software system that manages data, initiates analysis programs, and captures the results in a centralized, relational database for sequencing instruments; 6% was attributed to GA SFDB, a client-side add-on product to several existing gene sequencing instruments; 38% was attributed to BioMERGE, a client-server management and integration system that organizes proprietary, public, and third-party results in a single relational database for the drug discovery and genomic research markets; 9% was attributed to BioCLINIC, a client-server management and integration system that organizes proprietary, public, and third-party results generated from DNA and protein sequence analysis in a single database for the clinical trials phase of drug development; and 37% was attributed to SDK, an open architecture software platform from which all of Molecular Informatics' future software applications are expected to be derived.

    As of the acquisition date, all of the major functionality for BioLIMS 2.0 had been completed and the product was subsequently released in September 1998. As of the acquisition date, BioLIMS 3.0 was in the design and scoping phase and is expected to be released in June 1999. As of the acquisition date, GA SFDB was in early alpha phase and had been completed concurrent with the development of BioLIMIS 2.0 and was released in September 1998. As of the acquisition date, BioMerge 3.0 functional scope was defined and the requirements assessment had been completed and was subsequently released in November 1998. As of the acquisition date, the BioClinic product requirements had been specified and discussions had begun with two potential customers to begin the specific software modifications. Development efforts were terminated in April 1998 due to unsuccessful marketing efforts. As of the acquisition date, the SDK requirements assessment had been completed and the functional scope had been defined. Currently, one successful prototype has been completed and additional development efforts continue in this area.


    At the date of the acquisition, management expected to complete the majority of these projects and commence generating significant revenues in 1999. A total of $11.8 million of the purchase price was attributed to core technology and existing products, primarily related to the BioMERGE product. The risk-adjusted discount rate applied to the projects' cash flows was 20% for existing technology and 23% for in-process technology. The risk premium of 3% for in-process technologies was determined by management based upon the associated risks of rolling out these in-process technologies versus the existing technologies for the emerging bioinformatics software industry. Management's cash flow and other assumptions utilized at the time of acquisition had not materially changed at December 31, 1998. The significant risks associated with these products include the limited operating history of Molecular Informatics, uncertainties surrounding market acceptance of such in-process products, competitive threats from other bioinformatics companies, and other risks. Management is primarily responsible for estimating the fair value of such existing and in-process technology.


BIOMETRIC IMAGING, INC.

    During fiscal 1998, the Company acquired a minority equity interest in Biometric

Imaging, Inc. for $4.0 million. The Company and Biometric Imaging, Inc. are collaborating on the development and manufacturing of a high-throughput screening system for use by pharmaceutical research companies to accelerate the drug discovery process. The Company received exclusive worldwide marketing rights for products developed for that market. Biometric Imaging products are designed to help ensure the integrity of transfused products, optimize cell therapy procedures, and monitor disease progression and the efficacy of therapy.

GENSCOPE, INC.

    During the third quarter of fiscal 1997, the Company acquired GenScope, Inc., for
$26.8 million. GenScope, founded in 1995, represented a development stage venture with no operating history and effectively no revenues (limited R&D contract services only). At the acquisition date, technological feasibility of the acquired technology right had not been established and the acquired technology right had no future alternative uses. The Company obtained the right to utilize AFLP-based gene expression technology in the field of human health, but did not obtain any core technology or other rights. GenScope's limited balance sheet, with assets of approximately $.2 million, had yet to deliver commercial value. Accordingly, the Company recorded a charge of $25.4 million attributable to the in-process technology purchased. The Company based this amount upon the early development stage of this life science business acquired, the technological hurdles to the application of this technology to the field of human health and the underlying cash flow projections. The acquisition represented the purchase of development stage technology, not at the time considered commercially viable in the health care applications that the Company intends to pursue. The Company's intent was to first develop the technology into a set of molecular screening tools for use in the enhancement of pharmaceutical product development. The Company allocated $1.4 million of the purchase price to technology rights attributable to GenScope's AFLP gene expression technology. AFLP is an enhancement of the polymerase chain reaction ("PCR") process that allows selective analysis of any portion of genetic material without the specific, prior sequence information normally required for PCR. Of the $25.4 million expensed as in-process research and development, $5.5 million represented a contingent liability due on the issuance of a process patent for technology under development.

    Through June 30, 1998, the Company incurred approximately $4.9 million in additional research and development costs to further develop the AFLP technology in the field of human health. The Company anticipates spending an additional $13.9 million in fiscal 1999 and 2000 to substantially complete such project. Such costs approximate those anticipated at the date of acquisition.

TROPIX, INC.

    During the fourth quarter of fiscal 1996, the Company acquired Tropix, Inc., a world leader in the development, manufacture and sale of chemiluminescent detection technology for life sciences. At the acquisition date, the technological feasibility of the acquired technology had not been established and the acquired technology had no future alternative uses. The acquisition cost, net of cash acquired, was $36.0 million and was accounted for as a purchase. The purchase price was allocated to the net assets acquired and to purchased in-process research and development. Purchased in-process research and development included the value of products in the development stage and not considered to have reached technological feasibility. The Company expensed $22.3 million of the Tropix acquisition cost as in-process research and development, representing 60.3% of the purchase price. This amount was attributed and supported by a discounted probable cash flow analysis on a project-by-project basis. The remaining purchase price was allocated as follows: $10.2 million to proprietary patents and core technology, $1.4 million to trademarks and tradenames, $.2 million to assembled workforce and $1.9 million to working capital and property, plant and equipment acquired.

    Approximately 56% of the in-process research and development value was attributed to the pharmaceutical screening products project, a project designed to incorporate existing proprietary technologies of Tropix into assay methods for pharmaceutical customers and to perform the screening required by those customers on-site. Additionally, there was to be continued development of suitable assays to improve and expand the technology covered by Tropix patents. The intent was to be a one-stop service where Tropix would develop and perform screening for pharmaceutical customers. Assets in place for this project were the intellectual property of Tropix and the scientific expertise required to customize both the reagents and the methods necessary for the intended use of the customers. Approximately 44% of the in-process research and development value was attributed to the diagnostics products project, a project related to the continued development of the reagent product line. Derivatives of the proprietary technology and expansion of the patents surrounding it were planned to exploit the leadership that Tropix held in its core chemiluminescent products. Also, work was being performed on ancillary reagents to enhance both reactions and stability of existing Tropix dioxetanes. Development of new kits and applications based on the Gal-Star substrate, in particular, were in-process. All of these activities were focused on expanding the existing product line in consumables in order to maintain Tropix's leadership in chemiluminescence.

    Through June 30, 1998, we incurred approximately $2.8 million in additional research and development costs to further develop these projects. The diagnostic products project was completed in fiscal 1997. The Company anticipates spending an additional $.8 million in fiscal 1999 to complete the pharmaceutical screening project. Such costs approximate those anticipated at the date of acquisition.

    A risk-adjusted discount rate of 23% was employed to value the in-process projects. The significant risks associated with these products include the limited operating history of Tropix, uncertainties surrounding market acceptance of such in-process products and other competitive risks. Management is primarily responsible for estimating the fair value of such existing and in-process technologies.

OTHER ACQUISITIONS

    During the fourth quarter of fiscal 1998, the Company made a minority equity investment of $2.5 million in ACLARA BioSciences, Inc. The companies are collaborating on the development of advanced genetic analysis systems.

    The Company entered into a strategic partnership with Hyseq, Inc., acquiring a minority equity interest for an initial cash investment of $5.0 million, during the fourth quarter of fiscal 1997. Hyseq, Inc. applies proprietary DNA array technology to develop gene-based therapeutic product candidates and diagnostic products and tests. In the first quarter of fiscal 1998, the Company increased its investment by $5.0 million.

    The Company acquired Linkage Genetics, Inc., a provider of genetic services in the agriculture industry, during the fourth quarter of fiscal 1997. At the acquisition date, the technological feasibility of the acquired technology had not been established and the acquired technology had no future alternative uses. The cash acquisition cost of $1.4 million was accounted for as a purchase. The entire acquisition cost was expensed as purchased in-process research and development.

    In fiscal 1996, the Company acquired Zoogen, Inc., a leading provider of genetic analysis services for $2.1 million, a minority equity interest in Paracel, Inc., a provider of information filtering technologies for $4.5 million and PerSeptive Technologies Corporation, a research and development company formed to fund the development of novel tools for clinical diagnostics and screening of biological compounds for drug discovery, for $19.3 million. In connection with these life science acquisitions, $11.6 million of purchased in-process research and development was expensed in fiscal 1996.

    The $11.6 million of purchased in-process research and development primarily related to in-process projects at PerSeptive Technologies and Zoogen at the dates of acquisition. For all of the fiscal 1996 acquisitions, the technological feasibility of the acquired technology had not been established at the acquisition dates and the acquired technology had no future alternative uses.

    Four projects were in-process at PerSeptive Technologies at the date of acquisition. Three of these projects were abandoned by the Company upon acquisition and, therefore, were not assigned any value. The remaining in-process project was the drug-screening program, a program designed to develop new methodologies for the screening of libraries of biological and chemical compounds to enhance the discovery of drugs. Such project was subsequently transferred to ChemGenics Pharmaceuticals in exchange for a 34% equity interest. In fiscal 1997, after additional research and development efforts by ChemGenics, the Company received a 6% interest in Millennium Pharmaceuticals in exchange for its ownership in ChemGenics and recognized a $25.9 million gain upon such transaction.
    The in-process projects at Zoogen included the flea allergy dermatitis, green iguana sexing, parrot sexing, and the feline genotyping projects. All projects were completed in fiscal 1997, except for the flea dermatitis project, at an additional cost of approximately $.3 million. The flea allergy dermatitis project was abandoned in fiscal 1997. All costs incurred approximated those anticipated at the date of acquisition.

    The net assets and results of operations for the above acquisitions accounted for under the purchase method have been included in the consolidated financial statements since the date of each acquisition. The pro forma effect of these acquisitions, individually or in the aggregate, on the Company's consolidated financial statements was not significant.

DISPOSITIONS

    MILLENNIUM PHARMACEUTICALS, INC.

    During fiscal 1998, the Company recorded a before-tax gain of $1.6 million in connection with the release of previously existing contingencies on shares of Millennium Pharmaceuticals, Inc. ("Millennium") common stock. During fiscal 1997, the Company recognized a before-tax gain of $27.5 million associated with the sale of approximately 50% of its investment in Millennium and the release of previously existing contingencies. The gain included $25.9 million from the Company's exchange of a 34% equity interest in ChemGenics Pharmaceuticals, Inc. for an approximate 6% equity interest in Millennium.

    ETEC SYSTEMS, INC.

    In fiscal 1997, the Company completed the sale of its entire equity interest in Etec Systems, Inc. Before-tax gains of $11.7 million and $37.4 million were recognized for fiscal 1996 and 1997, respectively. Net cash proceeds from the sales were $16.6 million and $45.8 million for fiscal 1996 and 1997, respectively.

                        NOTE 3 DEBT AND LINES OF CREDIT

    Loans payable and long-term debt at June 30, 1997 and 1998, and December 31, 1998 are summarized below:

                              JUNE 30,
(DOLLAR AMOUNTS IN      --------------------
MILLIONS)                 1997       1998
----------------------  ---------  ---------   DECEMBER 31,
                                                   1998
                                              ---------------
                                               (UNAUDITED)
Loans payable:
Short-term loans......  $    23.1  $    12.1     $    31.3
Current portion of
  convertible
  subordinated
  notes...............        6.8
                        ---------  ---------         -----
Total loans payable...  $    29.9  $    12.1     $    31.3
                        ---------  ---------         -----
                        ---------  ---------         -----
Long-term debt:
Yen loan..............  $    33.6  $    27.0     $    33.1
Convertible
  subordinated
  notes...............       20.4
Other.................        5.2        6.7           2.4
                        ---------  ---------         -----
Total long-term
  debt................  $    59.2  $    33.7     $    35.5
                        ---------  ---------         -----
                        ---------  ---------         -----

    The weighted average interest rates at June 30, 1997 and 1998, and December 31, 1998 (unaudited) for loans payable were 3.6%, 1.8%, and 1.4%, respectively.

    On March 23, 1998, the Company redeemed PerSeptive's 8 1/4% convertible subordinated notes (see Note 2).

    During the third quarter of fiscal 1997, the Company replaced its Yen 2.8 billion loan, which matured in February 1997, with a Yen 3.8 billion variable rate long-term loan which matures in March 2002. Through an interest rate swap agreement (see Note
12), the effective interest rate for the new loan is 2.1% compared with 3.3% for the previous loan.

    On June 1, 1994, the Company entered into a $100 million three-year revolving credit agreement. The agreement was amended in fiscal 1996 to extend the maturity an additional three years to June 1, 2000. Commitment and facility fees are based on leverage and interest coverage ratios. Interest rates on amounts borrowed vary depending on whether borrowings are undertaken in the domestic or Eurodollar markets. There were no borrowings under the facility at June 30, 1997 or 1998.

    At June 30, 1998, and December 31, 1998 (unaudited), the Company had unused credit facilities for short-term borrowings from domestic and foreign banks in various currencies totaling $343 million and $340 million, respectively. All other credit facilities available consist of uncommitted overdraft credit lines that are provided at the discretion of local banks. A parent guarantee is required by the facility if the local unit borrows any funds.

    Under various debt and credit agreements, the Company is required to maintain certain minimum net worth and interest coverage ratios.

    There are no maturities of long-term debt scheduled for fiscal 1999, 2000, 2001, or 2003. The Yen 3.8 billion loan matures in fiscal 2002.

                              NOTE 4 INCOME TAXES

    Income before income taxes from continuing operations for fiscal 1996, 1997, and 1998 is summarized below:

(DOLLAR AMOUNTS
IN MILLIONS)                 1996       1997       1998
-------------------------  ---------  ---------  ---------
United States............  $   (30.5) $    98.3  $   (38.0)
Foreign..................       59.1       39.6       84.4
                           ---------  ---------  ---------
Total....................  $    28.6  $   137.9  $    46.4
                           ---------  ---------  ---------
                           ---------  ---------  ---------

    The components of the provision for income taxes from continuing operations for fiscal 1996, 1997, and 1998 consisted of the following:

(DOLLAR AMOUNTS IN MILLIONS)     1996       1997       1998
-----------------------------  ---------  ---------  ---------
Currently payable:
Domestic.....................  $    12.5  $    57.2  $     3.8
Foreign......................       15.6       18.7       17.8
                               ---------  ---------  ---------
Total currently payable......       28.1       75.9       21.6
                               ---------  ---------  ---------
Deferred:
Domestic.....................        3.4      (45.8)       6.1
Foreign......................       (4.2)       5.3       (2.6)
                               ---------  ---------  ---------
Total deferred...............        (.8)     (40.5)       3.5
                               ---------  ---------  ---------
Total provision for income
  taxes from continuing
  operations ................  $    27.3  $    35.4  $    25.1
                               ---------  ---------  ---------
                               ---------  ---------  ---------

    Significant components of deferred tax assets and liabilities from continuing operations at June 30, 1997 and 1998 are summarized below:

(DOLLAR AMOUNTS IN MILLIONS)             1997       1998
-------------------------------------  ---------  ---------
Deferred tax assets:
Inventories..........................  $      .7  $     4.0
Postretirement and postemployment
  benefits...........................       35.7       35.0
Other reserves and accruals..........       48.5       44.3
Tax credit and loss carryforwards....       39.4       32.2
                                       ---------  ---------
Subtotal.............................      124.3      115.5
Valuation allowance..................      (69.7)     (62.8)
                                       ---------  ---------
Total deferred tax assets............       54.6       52.7
                                       ---------  ---------
Deferred tax liabilities:
Millennium equity transaction........        4.3
Other reserves and accruals..........        (.2)       6.9
                                       ---------  ---------
Total deferred tax liabilities.......        4.1        6.9
                                       ---------  ---------
Total deferred tax assets, net.......  $    50.5  $    45.8
                                       ---------  ---------
                                       ---------  ---------

    A reconciliation of the federal statutory tax to the Company's continuing tax provision for fiscal 1996, 1997, and 1998 is set forth in the following table:

(DOLLAR AMOUNTS IN MILLIONS)     1996       1997       1998
-----------------------------  ---------  ---------  ---------
Federal statutory rate.......        35%        35%        35%
                               ---------  ---------  ---------
Tax at federal statutory
  rate.......................  $    10.0  $    48.3  $    16.2
State income taxes (net of
  federal benefit)...........       (1.9)        .1         .1
Effect on income from foreign
  operations.................         .1       41.1        1.2
Effect on income from foreign
  sales corporation..........       (1.1)      (1.6)      (2.5)
Acquired research and
  development................       11.9        9.4       10.1
Restructuring and other
  merger costs...............                              5.2
Domestic temporary
  differences for which
  benefit is recognized......       (9.9)     (56.6)      (4.8)
Benefit of loss not
  recognized/(utilization of
  net operating losses)......       16.9       (7.7)
Effect of goodwill
  write-off..................        1.5         .6         .4
Other........................        (.2)       1.8        (.8)
                               ---------  ---------  ---------
Total provision for income
  taxes from continuing
  operations.................  $    27.3  $    35.4  $    25.1
                               ---------  ---------  ---------
                               ---------  ---------  ---------

    The category "domestic temporary differences for which benefit is recognized" reported in the table above reflects the current year benefit attributable to a reduction in the valuation allowance. A portion of the reduction was due to the utilization of domestic tax credit carryforwards and reversing temporary differences, while the remainder resulted from the recognition of various other deferred tax assets that were previously subject to a valuation allowance. The benefit due to the utilization of the tax credit carryforwards and reversing temporary differences was recognized each year because a valuation allowance had been established against these assets in the year of origination. The valuation allowance on the various other deferred tax assets was reduced because, although realization was not assured, management believed that due to increasing profitability, it was more likely than not that these deferred tax assets would be realized.

    At June 30, 1998, the Company's worldwide valuation allowance primarily related to foreign tax loss carryforwards, as well as the domestic tax loss carryforwards, temporary differences and tax credit carryforwards recorded as a result of the stock acquisition of PerSeptive in January 1998.

    At June 30, 1998, the Company had a U.S. alternative minimum tax credit carryforward of $4.9 million with an indefinite carryforward period. The Company's subsidiary, PerSeptive, has domestic loss carryforwards of approximately $64 million that will expire between the years 2003 and 2012. The amount of these net operating loss carryforwards that can be utilized annually to offset future taxable income or tax liability has been limited under the Internal Revenue Code as a result of the acquisition. The Company also has loss carryforwards of approximately $38 million in various foreign countries with varying expiration dates.

    U.S. income taxes have not been provided on approximately $77 million of net unremitted earnings from foreign subsidiaries since the Company intends to permanently reinvest substantially all of such earnings in the operations of the subsidiaries. These earnings include income from manufacturing operations in Singapore, which is tax exempt through the year 2004. In those instances where the Company expects to remit earnings, the effect on the results of operations, after considering available tax credits and amounts previously accrued, was not significant.

    The Company and its subsidiaries are subject to tax examinations in various U.S. and foreign jurisdictions. The Company believes that adequate tax payments have been made and adequate accruals have been recorded for all years.

                      NOTE 5 RETIREMENT AND OTHER BENEFITS

PENSION PLANS

    The Company maintains or sponsors pension plans that cover substantially all worldwide employees. Pension benefits earned are generally based on years of service and compensation during active employment. However, the level of benefits and terms of vesting vary among the plans. Pension plan assets are administered by trustees and are principally invested in equity and fixed income securities. The funding of pension plans is determined in accordance with statutory funding requirements.
    The total worldwide pension expense of continuing operations for all employee pension plans was $3.3 million, $4.7 million, and $4.3 million for fiscal 1996, 1997, and 1998, respectively. The components of net pension expense are set forth in the following table:

(DOLLAR AMOUNTS IN MILLIONS)       1996       1997       1998
-------------------------------  ---------  ---------  ---------
Domestic Plans:
Service cost...................  $     3.0  $     3.4  $     4.8
Interest cost..................       27.7       31.9       36.2
Actual return on assets........      (26.5)     (30.3)     (35.4)
Net amortization and
  deferral.....................       (1.1)       (.5)      (1.5)
                                 ---------  ---------  ---------
Net pension expense............  $     3.1  $     4.5  $     4.1
                                 ---------  ---------  ---------
                                 ---------  ---------  ---------

Foreign Plans:
Service cost...................  $      .2  $      .2  $      .1
Interest cost..................         .2         .1         .2
Actual return on assets........        (.3)       (.1)       (.2)
Net amortization and
  deferral.....................         .1         --         .1
                                 ---------  ---------  ---------
Net pension expense............  $      .2  $      .2  $      .2
                                 ---------  ---------  ---------
                                 ---------  ---------  ---------

    The following table sets forth the funded status of the plans of continuing operations and amounts recognized in the Company's Consolidated Statements of Financial Position at June 30, 1997 and 1998:

                                         DOMESTIC PLANS
                           ------------------------------------------
                                                     ACCUMULATED
                              ASSETS EXCEED            BENEFITS
                           ACCUMULATED BENEFITS     EXCEED ASSETS
                           --------------------  --------------------

(DOLLAR AMOUNTS IN
  MILLIONS)                  1997       1998       1997       1998
-------------------------  ---------  ---------  ---------  ---------
Plan assets at fair
  value..................  $   474.2  $   559.4  $      --  $      --
Projected benefit
  obligation.............      475.0      544.5       10.7       12.2
                           ---------  ---------  ---------  ---------
Plan assets greater
  (less) than projected
  benefit obligation.....        (.8)      14.9      (10.7)     (12.2)
Unrecognized items:
  Net actuarial loss.....       43.3       33.4        1.7        2.8
  Prior service cost.....       (5.5)      (4.7)       3.0        2.6
  Net transition (asset)
    obligation...........       (7.2)      (4.8)        .5         .4
Minimum pension liability
  adjustment.............                             (3.8)      (4.1)
                           ---------  ---------  ---------  ---------
Prepaid (accrued) pension
  expense................  $    29.8  $    38.8  $    (9.3) $   (10.5)
                           ---------  ---------  ---------  ---------
                           ---------  ---------  ---------  ---------
Actuarial present value
  of accumulated
  benefits...............  $   470.2  $   530.4  $     9.3  $    10.5
Accumulated benefit
  obligation related to
  vested benefits........  $   461.7  $   522.0  $     8.0  $     9.5

    A minimum pension liability adjustment is required when the actuarial present value of accumulated benefits exceeds plan assets and accrued pension liabilities. The minimum liability adjustment, less allowable intangible assets, net of tax benefit, is reported as a reduction of shareholders' equity and totaled $.7 million and $.4 million at June 30, 1997 and 1998, respectively.

                                              FOREIGN PLANS
                                           --------------------
                                              ASSETS EXCEED
                                           ACCUMULATED BENEFITS
                                           --------------------

(DOLLAR AMOUNTS IN MILLIONS)                 1997       1998
-----------------------------------------  ---------  ---------
Plan assets at fair value................  $     3.1  $     3.6
Projected benefit obligation.............        3.2        3.8
                                           ---------  ---------
Plan assets (less) than projected benefit
  obligation.............................        (.1)       (.2)
Unrecognized items:
  Net actuarial loss.....................         .8        1.0
                                           ---------  ---------
Prepaid pension expense..................  $      .7  $      .8
                                           ---------  ---------
                                           ---------  ---------

Actuarial present value of accumulated
  benefits...............................  $     2.2  $     2.5
Accumulated benefit obligation related to
  vested benefits........................  $     2.0  $     2.4

    The following actuarial assumptions were used in accounting for the defined benefit plans:

                                       1997       1998
                                  ---------  ---------
Domestic Plans
Assumptions:
  Discount rate.................     8 1/2%         8%
  Compensation increase.........         4%         4%
  Long-term rate of return......  8 1/2-9 1/4% 8 1/2-9 1/4%
Foreign Plans
Assumptions:
  Discount rate.................         6%     5 1/2%
  Compensation increase.........     4 1/4%     4 1/4%
  Long-term rate of return......     6 1/2%     6 1/2%

SAVINGS PLAN

    The Company provides a 401(k) savings plan, for most domestic employees, with automatic Company contributions of 2% of eligible compensation and a dollar-for-dollar matching contribution of up to 4% of eligible compensation. The Company's contributions to this plan for continuing operations were $3.3 million, $4.7 million, and $5.9 million for fiscal 1996, 1997, and 1998, respectively.

RETIREE HEALTH CARE AND LIFE INSURANCE BENEFITS

    The Company provides certain health care and life insurance benefits to domestic employees hired prior to January 1, 1993, who retire and satisfy certain service and age requirements. Generally, medical coverage pays a stated percentage of most medical expenses, reduced for any deductible and for payments made by Medicare or other group coverage. The cost of providing these benefits is shared with retirees. The plan is unfunded.

    The following table sets forth the accrued postretirement benefit liability recognized in the Company's Consolidated Statements of Financial Position at June 30, 1997 and 1998:

(DOLLAR AMOUNTS IN MILLIONS)               1997       1998
---------------------------------------  ---------  ---------
Actuarial present value of
  postretirement benefit obligation
Retirees...............................  $    60.6  $    60.7
Fully eligible active participants.....        1.0        1.4
Other active participants..............        9.7       10.3
                                         ---------  ---------
Accumulated postretirement benefit
  obligation (APBO)....................       71.3       72.4
Unrecognized net gain..................       24.4       21.5
                                         ---------  ---------
Accrued postretirement benefit
  liability............................  $    95.7  $    93.9
                                         ---------  ---------
                                         ---------  ---------

    The net postretirement benefit cost for fiscal 1997 and 1998 included the following components:

(DOLLAR AMOUNTS IN MILLIONS)                1997       1998
----------------------------------------  ---------  ---------
Service cost............................  $      .1  $      .1
Interest cost...........................        4.8        4.7
Amortization of unrecognized gain.......       (1.1)      (1.2)
                                          ---------  ---------
Net postretirement benefit cost.........  $     3.8  $     3.6
                                          ---------  ---------
                                          ---------  ---------

    The discount rate used in determining the APBO was 8.5% in fiscal 1997 and 8% in fiscal 1998. The assumed health care cost trend rate used for measuring the APBO was divided into two categories:

                                             1997         1998
                                             -----        -----
Participants under age 65...............        10.3%         9.6%
Participants age 65 and over............         7.7%         7.4%

    Both rates were assumed to decline to 5.5% over eight and seven years in fiscal 1997 and 1998, respectively.

    If the health care cost trend rate were increased 1%, the APBO, as of June 30, 1998, would have increased 11%. The effect of this change on the aggregate of service and interest cost for fiscal 1998 would be an increase of 10%.

POSTEMPLOYMENT BENEFITS

    The Company provides certain postemployment benefits to eligible employees. These benefits generally include severance, disability, and medical-related costs paid after employment but before retirement.

                    NOTE 6 BUSINESS SEGMENTS AND GEOGRAPHIC
                                AREA INFORMATION

BUSINESS SEGMENTS

    The Company is comprised of two separate business segments in continuing operations: PE Biosystems and the recently formed Celera Genomics Corporation. PE Biosystems includes PE Applied Biosystems, PerSeptive, Molecular Informatics, Tropix, and Tecan. PE Biosystems manufactures and markets biochemical instrument systems and associated consumable products for life science research and related applications. These automated systems are used for synthesis, amplification, purification, isolation, analysis, and sequencing of nucleic acids, proteins, and other biological molecules. Through a joint venture, the Company manufactures mass spectrometry instrument systems.

    During the fourth quarter of fiscal 1998, Celera Genomics Corporation was formed by the Company and Dr. J. Craig Venter of The Institute for Genomic Research. The new company's strategy is focused on a plan to become the definitive source of genomic information that will be used to develop a better understanding of biological processes in humans. The plan is to substantially complete the sequencing of the human genome by December 31, 2001. The company intends to build the scientific expertise and informatics tools necessary to extract biological knowledge from genomic data. Results for Celera Genomics Corporation were not material for fiscal 1998.

GEOGRAPHIC AREAS

    Revenues between geographic areas are primarily comprised of the sale of products by the Company's manufacturing units. The revenues reflect the rules and regulations of the respective governing tax authorities. Net revenues and operating profits are reported in the region of destination. Operating income is determined by deducting from net revenues the related costs and operating expenses attributable to the region. Research, development and engineering expenses are reflected in the area where the activity was performed. Identifiable assets include all assets directly identified with those geographic areas. Corporate assets include cash and short-term investments, deferred tax assets, property, plant, and equipment, and other assets that are corporate in nature.

    Export net revenues for fiscal 1996, 1997, and 1998 were $14.1 million, $27.6 million, and $28.5 million, respectively.

GEOGRAPHIC AREAS

                                                       UNITED                  FAR        OTHER
(DOLLAR AMOUNTS IN MILLIONS)                           STATES     EUROPE      EAST      COUNTRIES    CORPORATE   CONSOLIDATED
----------------------------------------------------  ---------  ---------  ---------  -----------  -----------  ------------
1996
Total revenues......................................  $   309.6  $   270.7  $   212.8   $    23.2    $      --    $    816.3
Transfers between geographic areas..................      (18.5)     (74.2)     (75.5)       (5.9)                    (174.1)
                                                      ---------  ---------  ---------  -----------  -----------  ------------
Revenues to unaffiliated customers..................  $   291.1  $   196.5  $   137.3   $    17.3    $            $    642.2
                                                      ---------  ---------  ---------  -----------  -----------  ------------
Income (loss).......................................  $    18.2  $    47.3  $    43.7   $     1.8    $   (27.7)   $     83.3
Restructuring charge................................      (17.5)                                                       (17.5)
Acquired research and development...................      (33.9)                                                       (33.9)
Impairment of assets................................       (9.9)                                                        (9.9)
                                                      ---------  ---------  ---------  -----------  -----------  ------------
  Operating income (loss)...........................  $   (43.1) $    47.3  $    43.7   $     1.8    $   (27.7)   $     22.0
                                                      ---------  ---------  ---------  -----------  -----------  ------------
Identifiable assets.................................  $   268.3  $    97.1  $    56.5   $    13.9    $   225.8    $    661.6
Net assets of discontinued operations...............                                                                   148.3
                                                                                                                 ------------
Total assets........................................                                                              $    809.9

1997
Total revenues......................................  $   384.1  $   333.7  $   255.0   $    27.1    $      --    $    999.9
Transfers between geographic areas..................      (34.1)     (93.8)     (95.3)       (8.3)                    (231.5)
                                                      ---------  ---------  ---------  -----------  -----------  ------------
Revenues to unaffiliated customers..................  $   350.0  $   239.9  $   159.7   $    18.8    $            $    768.4
                                                      ---------  ---------  ---------  -----------  -----------  ------------
Income (loss).......................................  $    19.4  $    61.4  $    45.8   $     3.7    $   (34.6)   $     95.7
Acquired research and development...................      (26.8)                                                       (26.8)
Impairment of assets................................        (.7)                                                         (.7)
                                                      ---------  ---------  ---------  -----------  -----------  ------------
  Operating income (loss)...........................  $    (8.1) $    61.4  $    45.8   $     3.7    $   (34.6)   $     68.2
                                                      ---------  ---------  ---------  -----------  -----------  ------------
Identifiable assets.................................  $   317.0  $   112.3  $    70.2   $     6.2    $   350.2    $    855.9
Net assets of discontinued operations...............                                                                   150.9
                                                                                                                 ------------
Total assets........................................                                                              $  1,006.8

1998
Total revenues......................................  $   500.6  $   377.2  $   274.2   $    36.7    $      --    $  1,188.7
Transfers between geographic areas..................      (43.5)     (85.3)    (102.7)      (12.9)                    (244.4)
                                                      ---------  ---------  ---------  -----------  -----------  ------------
Revenues to unaffiliated customers..................  $   457.1  $   291.9  $   171.5   $    23.8    $            $    944.3
                                                      ---------  ---------  ---------  -----------  -----------  ------------
Income (loss).......................................  $    26.7  $    72.0  $    55.7   $     3.0    $   (39.8)   $    117.6
Restructuring and other merger costs................      (26.2)     (21.7)       (.2)                                 (48.1)
Acquired research and development...................      (28.9)                                                       (28.9)
                                                      ---------  ---------  ---------  -----------  -----------  ------------
  Operating income (loss)...........................  $   (28.4) $    50.3  $    55.5   $     3.0    $   (39.8)   $     40.6
                                                      ---------  ---------  ---------  -----------  -----------  ------------
Identifiable assets.................................  $   449.1  $   206.4  $    62.9   $     9.9    $   189.3    $    917.6
Net assets of discontinued operations...............                                                                   217.7
                                                                                                                 ------------
Total assets........................................                                                              $  1,135.3

                          NOTE 7 SHAREHOLDERS' EQUITY

TREASURY STOCK

    Common stock purchases have been made in support of the Company's various stock plans and as part of a general share repurchase authorization. The general share repurchase authorization was rescinded by the Board of Directors in fiscal 1998. During fiscal 1996 and 1997, the Company purchased .8 million and .4 million shares, respectively, to support various stock plans. There were no share purchases in fiscal 1998.

STOCK PURCHASE WARRANTS

    As a result of the Merger with PerSeptive, each outstanding warrant for shares of PerSeptive common stock was converted into warrants for the number of shares of the Company's common stock that would have been received by the holder if such warrants had been exercised immediately prior to the effective time of the Merger.

    At June 30, 1998 the following warrants to purchase common stock were outstanding:

                  NUMBER OF   EXERCISE       EXPIRATION
                   SHARES       PRICE           DATE
                 -----------  ---------  ------------------
Class C........       4,097   $   37.95  March 1999
Class E........       8,065   $  171.34  December 1998
Class F........      10,266   $   39.56  October 2002
Class G........      53,799   $   65.73  September 2003

EQUITY PUT WARRANTS

    During the first quarter of fiscal 1997, the Company sold in a private placement 600,000 put warrants on shares of its common stock. Each warrant obligated the Company to purchase the shares from the holder, at specified prices, if the closing price of the common stock was below the exercise price on the maturity date. The cash proceeds from the sale of the put warrants were $1.8 million and have been included in capital in excess of par value. During fiscal 1997, all 600,000 warrants expired unexercised. No equity put warrants were sold in fiscal 1998.

SHAREHOLDERS' PROTECTION RIGHTS PLAN

    The Company has a Shareholders' Protection Rights Plan designed to protect shareholders against abusive takeover tactics by declaring a dividend of one right on each outstanding share of common stock. Each right entitles shareholders to buy one one-hundredth of a newly issued share of participating preferred stock having economic and voting terms similar to those of one share of common stock at an exercise price of $90, subject to adjustment.

    The rights will be exercisable only if a person or a group: (a) acquires 20% or more of the Company's shares or (b) commences a tender offer that will result in such person or group owning 20% or more of the Company's shares. Before that time, the rights trade with the common stock, but thereafter they become separately tradeable.

    Upon exercise, after a person or a group acquires 20% or more of the Company's shares, each right (other than rights held by the acquiring person) will entitle the shareholder to purchase a number of shares of preferred stock of the Company having a market value of two times the exercise price. If the Company is acquired in a merger or other business combination, each right will entitle the shareholder to purchase at the then exercise price a number of shares of common stock of the acquiring company having a market value of two times such exercise price. If any person or group acquires between 20% and 50% of the Company's shares, the Company's Board of Directors may, at its option, exchange one share of the Company's common stock for each right. The rights are redeemable at the Company's option at one cent per right prior to a person or group becoming an acquiring person.

COMMON STOCK

    In October 1997, the Company's shareholders approved an increase in the number of authorized shares of the Company's common stock from 90 million to 180 million.

                               NOTE 8 STOCK PLANS

STOCK OPTION PLANS

    Under the Company's stock option plans, officers and other key employees may be, and directors are, granted options, each of which allows for the purchase of common stock at a price of not less than 100% of fair market value at the date of grant. Under the normal vesting requirements, 50% of the options are exercisable after one year and 100% after two years. Options generally expire ten years from the date of grant.

    Transactions relating to the stock option plans of the Company are summarized below:

                               NUMBER       WEIGHTED
                                 OF          AVERAGE
                               OPTIONS   EXERCISE PRICE
                              ---------  ---------------
FISCAL 1996
Outstanding at June 30,
  1995......................  4,597,214     $   29.97
Granted.....................    820,495     $   46.43
Exercised...................  1,393,807     $   29.48
Cancelled...................    201,367     $   34.17
                              ---------
Outstanding at June 30,
  1996......................  3,822,535     $   34.05
Exercisable at June 30,
  1996......................  2,544,100     $   30.17

FISCAL 1997
Granted.....................  1,595,528     $   59.78
Exercised...................  1,167,179     $   29.73
Cancelled...................     95,281     $   43.17
                              ---------
Outstanding at June 30,
  1997......................  4,155,603     $   45.03
Exercisable at June 30,
  1997......................  2,254,052     $   35.24

FISCAL 1998
Granted.....................  1,997,041     $   70.41
Exercised...................    780,994     $   34.76
Cancelled...................    154,686     $   71.42
                              ---------
Outstanding at June 30,
  1998......................  5,216,964     $   55.51
Exercisable at June 30,
  1998......................  2,936,389     $   43.12

    At June 30, 1998, 241,437 shares remained available for option grant.

    The following table summarizes information regarding options outstanding and exercisable at June 30, 1998:

                                            WEIGHTED AVERAGE
                                      ----------------------------
                                        CONTRACTUAL
                                           LIFE
(OPTION PRICES PER         NUMBER        REMAINING      EXERCISE
SHARE)                   OF OPTIONS      IN YEARS         PRICE
-----------------------  -----------  ---------------  -----------
Options outstanding:
  At $ 2.04-$29.95.....     448,472            4.2      $   20.93
  At $30.25-$59.75.....   2,038,936            7.0      $   40.87
  At $60.06-$85.69.....   2,713,648            9.3      $   71.83
  At $90.86-$163.55....      15,908            5.4      $  120.86
Options exercisable:
  At $ 2.04-$29.95.....     448,472            4.2      $   20.93
  At $30.25-$59.75.....   1,992,736            6.9      $   40.53
  At $60.06-$83.69.....     479,273            8.7      $   72.07
  At $90.86-$163.55....      15,908            5.4      $  120.86

EMPLOYEE STOCK PURCHASE PLAN

    The Employee Stock Purchase Plan offers domestic and certain foreign employees the right to purchase, over a certain period, shares of common stock on an annual offering date. The purchase price in the United States is equal to the lower of 85% of the average market price of the common stock on the offering date or 85% of the average market price of the common stock on the last day of the purchase period. Provisions of the plan for employees in foreign countries vary according to local practice and regulations.

    Common stock issued under the Employee Stock Purchase Plan during fiscal 1996, 1997, and 1998 totaled 77,000 shares, 111,000 shares, and 174,000 shares, respectively. At June 30, 1998, 499,000 shares remained available for issuance.

DIRECTOR STOCK PURCHASE AND DEFERRED COMPENSATION PLAN

    The Company has a Director Stock Purchase and Deferred Compensation Plan that requires non-employee directors of the Company to apply at least 50% of their annual retainer to the purchase of common stock. The purchase price is the fair market value on the first business day of the third month of each fiscal quarter. At June 30, 1998, approximately 87,000 shares were available for issuance.

RESTRICTED STOCK

    As part of the Company's stock incentive plans, key employees may be, and non-employee directors are, granted shares of restricted stock that will vest when certain continuous employment/service restrictions and/or specified performance goals are achieved. The fair value of shares granted is generally expensed over the restricted periods, which may vary depending on the estimated achievement of performance goals.

    Restricted stock granted to key employees and non-employee directors during fiscal 1996, 1997, and 1998 totaled 185,000 shares (155,000 of which were subject to shareholder approval in fiscal 1997), 42,000 shares and 4,350 shares, respectively. Compensation expense of continuing operations recognized for these awards was $4.1 million, $9.1 million, and $1.8 million in fiscal 1996, 1997, and 1998, respectively.

PERFORMANCE UNIT BONUS PLAN

    The Company has a Performance Unit Bonus Plan whereby employees may be awarded performance units in conjunction with an equal number of stock options. A performance unit represents the right to receive a cash or stock payment from the Company at a specified date in the future. The amount of the payment is equal to the fair market value of a share of common stock on the date of the grant. The performance units vest upon shares of the Company's common stock attaining and maintaining specified stock price levels for a specified period, and are payable on or after June 26, 2000. As of June 30, 1998, 324,500 performance units were outstanding. Compensation expense of continuing operations recognized for these awards totaled $5.1 million in fiscal 1998.

ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for its stock option and employee stock purchase plans, as all options have been issued at fair market value.

    Pro forma net income and earnings per share information, as required by SFAS No. 123, "Accounting for Stock-Based Compensation," have been determined for employee stock plans under the statement's fair value method. The fair value of the options was estimated at grant date using a Black-Scholes option pricing model with the following weighted average assumptions:

FOR THE YEARS ENDED
JUNE 30,                     1996       1997       1998
----------------------  ---------  ---------  ---------
Dividend yield........       .89%       .85%       .94%
Volatility............     35.32%     29.07%     27.00%
Risk-free interest
  rates...............      6.24%      6.42%      5.64%
Expected option life
  in years............       4.87       5.12       5.70

    For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the years ended June 30, 1996, 1997, and 1998 is presented below:

(DOLLAR AMOUNTS IN
MILLIONS,
EXCEPT PER SHARE AMOUNTS)      1996       1997       1998
---------------------------  ---------  ---------  ---------
Income (loss) from
  continuing operations
  As reported..............  $     1.3  $   102.5  $    15.7
  Pro forma................       (1.1)      92.3      (15.0)
Basic earnings (loss) from
  continuing operations per
  share
  As reported..............  $     .03  $    2.16  $     .32
  Pro forma................       (.02)      1.94       (.31)
Diluted earnings (loss)
  from continuing
  operations per share
  As reported..............  $     .03  $    2.07  $     .31
  Pro forma................       (.02)      1.86       (.31)

    Fiscal 1998 pro forma net income includes compensation expense of $9.8 million, or $.19 per diluted share after-tax, owing to the immediate vesting of options as a result of the acquisitions of PerSeptive and Molecular Informatics.

    The weighted average fair value of options granted was $16.58, $20.17, and $24.83 per share for fiscal 1996, 1997, and 1998, respectively.

                         NOTE 9 ADDITIONAL INFORMATION

SELECTED ACCOUNTS

    The following table provides the major components of selected accounts of the Consolidated Statements of Financial Position:

                                         AT JUNE 30,
                                     --------------------
(DOLLAR AMOUNTS IN MILLIONS)           1997       1998
-----------------------------------  ---------  ---------
Other long-term assets:
Goodwill...........................  $    17.5  $    69.8
Other..............................      139.3      172.0
                                     ---------  ---------
Total other long-term assets.......  $   156.8  $   241.8
                                     ---------  ---------

Other accrued expenses:
Deferred service contract
  revenues.........................  $    20.5  $    28.7
Restructuring provisions...........     --           26.9
Other..............................       57.9       66.9
                                     ---------  ---------
Total other accrued expenses.......  $    78.4  $   122.5
                                     ---------  ---------
                                     ---------  ---------

Other long-term liabilities:
Accrued postretirement benefits....  $    91.2  $    87.4
Other..............................       33.3       42.1
                                     ---------  ---------
Total other long-term liabilities..  $   124.5  $   129.5
                                     ---------  ---------
                                     ---------  ---------

RELATED PARTY TRANSACTIONS

    One of the Company's directors is an employee of the Roche Group, a pharmaceutical manufacturer and strategic partner of the Company in the biotechnology field. The Company made payments to the Roche Group and its affiliates, for the purchase of reagents and consumables, of $59.7 million, $68.2 million, and $72.5 million in fiscal 1996, 1997, and 1998, respectively.

                  NOTE 10 RESTRUCTURING AND OTHER MERGER COSTS

    The Company initiated a restructuring plan in fiscal 1998 for actions associated with the acquisition of PerSeptive. Fiscal 1996 included a charge by PerSeptive for restructuring actions and other related costs. The before-tax charges associated with the implementation of these restructuring plans were $17.5 million and $48.1 million for fiscal 1996 and 1998, respectively.

FISCAL 1996

    Fiscal 1996 included a charge by PerSeptive for restructuring actions and other related costs. These costs primarily related to actions to identify research and development programs, discontinue certain product lines, and make organizational changes. The components of these costs included $9.8 million related to the write-off of certain long-term assets used in discontinued product offerings and other asset impairments, $2.6 million of severance costs principally resulting from approximately 65 U.S. and European employee terminations, and $5.1 million of accrued legal costs primarily related to patent defense costs. The majority of asset write-offs and severance costs were completed in fiscal 1996. Legal costs paid were $1.6 million, $1.6 million, and $.3 million in fiscal 1996, 1997, and 1998, respectively. No significant adjustments were made to the liability accrued in fiscal 1996.

FISCAL 1998

    During fiscal 1998, the Company recorded a $48.1 million before-tax charge for restructuring and other merger costs to integrate PerSeptive into the Company following the acquisition. The objectives of this plan are to lower PerSeptive's cost structure by reducing excess manufacturing capacity, achieve broader worldwide distribution of PerSeptive's products, and combine sales, marketing, and administrative functions. The charge included: $33.9 million for restructuring the combined operations; $8.6 million for transaction costs; and $4.1 million of inventory-related write-offs, recorded in costs of sales, associated with the rationalization of certain product lines. Additional non-recurring acquisition costs of $1.5 million for training, relocation, and communication were recognized as period expenses in the third and fourth quarters of fiscal 1998, and classified as other merger-related costs. During fiscal 1999, the Company recorded $2.0 million of additional merger-related costs as part of this plan. The Company expects to incur approximately $3.0 million to $5.0 million of additional merger-related costs for training, relocation, and communication over the remaining quarters of fiscal 1999. These costs will be recognized as period expenses when incurred and will be classified as other merger-related costs.

    The $33.9 million restructuring charge includes $13.8 million for severance-related costs and workforce reductions of approximately 170 employees, consisting of 114 employees in production labor and 56 employees in sales and administrative support. The remaining $20.1 million represents facility consolidation and asset-related write-offs and includes: $11.7 million for contract and lease terminations and facility related expenses in connection with the reduction of excess manufacturing capacity; $3.2 million for dealer termination payments, sales office consolidations, and consolidation of sales and administrative support functions; and $5.2 million for the write-off of certain tangible and intangible assets and the termination of certain contractual obligations. These restructuring actions are expected to be substantially completed by the end of fiscal 1999. Transaction costs of $8.6 million include acquisition-related investment banking and professional fees. As of December 31, 1998, approximately 120 employees were separated under the plan, and the actions are proceeding as planned.

    The following table details the major components of the fiscal 1998 restructuring plan:

                                                                                        FACILITY CONSOLIDATION
                                                                                                  AND
(DOLLAR AMOUNTS IN MILLIONS)                                             PERSONNEL     ASSET RELATED WRITE-OFFS      TOTAL
---------------------------------------------------------------------  -------------  ---------------------------  ---------
Provision:
Reduction of excess European manufacturing capacity..................    $     5.1             $    11.7           $    16.8
Consolidation of sales and administrative support....................          8.7                   3.2                11.9
Other................................................................                                5.2                 5.2
                                                                             -----                 -----           ---------
Total provision......................................................    $    13.8             $    20.1           $    33.9
                                                                             -----                 -----           ---------
Fiscal 1998 activity:
Reduction of excess European manufacturing capacity..................    $  --                 $      .4           $      .4
Consolidation of sales and administrative support....................           .3                   1.2                 1.5
Other................................................................                                5.1                 5.1
                                                                             -----                 -----           ---------
Total fiscal 1998 activity...........................................    $      .3             $     6.7           $     7.0
                                                                             -----                 -----           ---------
Fiscal 1999 activity:
Reduction of excess European manufacturing capacity..................    $      .1             $     5.2           $     5.3
Consolidation of sales and administrative support....................          2.1                    .5                 2.6
Other................................................................
                                                                             -----                 -----           ---------
Total fiscal 1999 activity (unaudited)...............................    $     2.2             $     5.7           $     7.9
                                                                             -----                 -----           ---------
Balance at December 31, 1998:
Reduction of excess European manufacturing capacity..................    $     5.0             $     6.1           $    11.1
Consolidation of sales and administrative support....................          6.3                   1.5                 7.8
Other................................................................                                 .1                  .1
                                                                             -----                 -----           ---------
Balance at December 31, 1998 (unaudited).............................    $    11.3             $     7.7           $    19.0
                                                                             -----                 -----           ---------
                                                                             -----                 -----           ---------

                     NOTE 11 COMMITMENTS AND CONTINGENCIES

    Future minimum payments at June 30, 1998 under non-cancelable operating leases for real estate and equipment were as follows:

(DOLLAR AMOUNTS IN MILLIONS)
---------------------------------------------
1999.........................................  $    21.3
2000.........................................       17.1
2001.........................................       15.4
2002.........................................       13.4
2003.........................................       12.2
2004 and thereafter..........................       60.6
                                               ---------
Total........................................  $   140.0
                                               ---------
                                               ---------

    Rental expense was $23.5 million in fiscal 1996, $22.3 million in fiscal 1997, and $29.0 million in fiscal 1998.

    On July 10, 1998, the Company entered into a ten-year non-cancelable lease for a facility for Celera Genomics Corporation in Rockville, Maryland, effective August 1, 1998. Total lease payments over the ten-year period will be approximately $22 million. In fiscal 1997, the Company entered into a fifteen-year non-cancelable lease for a facility in Foster City, California, effective July 1, 2000. Total lease payments over the fifteen-year period will be approximately $42 million.

    The Company has been named as a defendant in several legal actions, including patent, commercial, and environmental, arising from the conduct of its normal business activities. Although the amount of any liability that might arise with respect to any of these matters cannot be accurately predicted, the resulting liability, if any, will not in the opinion of management have a material adverse effect on the financial statements of the Company.

                         NOTE 12 FINANCIAL INSTRUMENTS

DERIVATIVES

    The Company utilizes foreign exchange forward, option, and synthetic forward contracts and an interest rate swap agreement to manage foreign currency and interest rate exposures. The principal objective of these contracts is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not use derivative financial instruments for trading or other speculative purposes, nor is the Company a party to leveraged derivatives.

FOREIGN CURRENCY RISK MANAGEMENT

    Foreign exchange forward, option, and synthetic forward contracts are used primarily to hedge reported and anticipated cash flows resulting from the sale of products in foreign locations. Option contracts outstanding at June 30, 1998 were purchased at a cost of $4.1 million. Under these contracts, the Company has the right, but not the obligation, to purchase or sell foreign currencies at fixed rates at various maturity dates. These contracts are utilized primarily when the amount and/or timing of the foreign currency exposures are not certain. Synthetic forward contracts outstanding at June 30, 1998 were purchased having no up-front cost. Under these contracts, the Company may participate in some favorable currency movements but is protected against adverse currency changes. These contracts are used as an alternative to options to reduce the cost of the Company's hedging program.

    At June 30, 1997 and 1998, and December 31, 1998, the Company had forward, option, and synthetic forward contracts outstanding for the sale and purchase of foreign currencies at fixed rates as summarized in the table below:

                                                                  DECEMBER 31, 1998
(DOLLAR             JUNE 30, 1997           JUNE 30, 1998            (UNAUDITED)
AMOUNTS IN      ----------------------  ----------------------  ----------------------
MILLIONS)         SALE      PURCHASE      SALE      PURCHASE      SALE      PURCHASE
--------------  ---------  -----------  ---------  -----------  ---------  -----------
Japanese Yen..  $    74.6   $  --       $    99.4   $  --       $    82.0   $  --
French
  Francs......       14.1                    16.9          .2         8.7
Australian
  Dollars.....        7.4                     7.5                     6.8
German
  Marks.......       11.4                    17.2                    22.4         1.4
Italian
  Lira........        5.6         1.2        21.4          .8        14.2
British
  Pounds......                    1.7        27.0        12.6        25.6        21.1
Swiss Francs..        3.2                     8.2         4.0         5.8        10.5
Swedish
  Krona.......        1.4                     6.1                     6.5          .2
Danish Krona..        1.0                     5.3                     5.2          .2
Other.........        3.4                    21.5          .2        19.6         3.3
                ---------       -----   ---------       -----   ---------       -----
Total.........  $   122.1   $     2.9   $   230.5   $    17.8   $   196.8   $    36.7
                ---------       -----   ---------       -----   ---------       -----
                ---------       -----   ---------       -----   ---------       -----

    Foreign exchange contracts are accounted for as hedges of firm commitments and anticipated foreign currency transactions. With respect to firm commitments, unrealized gains and losses are deferred and included in the basis of the transaction underlying the commitment. Gains and losses on foreign currency transactions are recognized in income and offset the foreign exchange losses and gains, respectively, on the related transactions. The amount of the contracts covering anticipated transactions is marked to market and recognized in income.

INTEREST RATE RISK MANAGEMENT

    In fiscal 1997, the Company entered into an interest rate swap in conjunction with a five-year Japanese Yen debt obligation (see Note 3). The interest rate swap agreement involves the payment of a fixed rate of interest and the receipt of a floating rate of interest without the exchange of the underlying notional loan principal amount. Under this contract, the Company will make fixed interest payments of 2.1% while receiving interest at a LIBOR floating rate. No other cash payments will be made unless the contract is terminated prior to maturity, in which case the amount to be paid or received in settlement is established by agreement at the time of termination. The agreed upon amount usually represents the net present value at the then existing interest rates of the remaining obligation to exchange payments under the terms of the contract.

    Based on the level of interest rates prevailing at June 30, 1998, the fair value of the Company's floating rate debt approximated its carrying value. There would be a payment of $.9 million to terminate the related interest rate swap contract, which would equal the unrealized loss. Unrealized gains or losses on debt or interest rate swap contracts are not recognized for financial reporting purposes unless the debt is retired or the contracts are terminated prior to maturity. A change in interest rates would have no impact on the Company's reported interest expense and related cash payments because the floating rate debt and fixed rate swap contract have the same maturity and are based on the same interest rate index.

CONCENTRATIONS OF CREDIT RISK

    The forward contracts, options, synthetic forwards, and swaps used by the Company in managing its foreign currency and interest rate exposures contain an element of risk that the counterparties may be unable to meet the terms of the agreements. However, the Company minimizes such risk exposure by limiting the counterparties to a diverse group of highly rated major domestic and international financial institutions with which the Company has other financial relationships. The Company is exposed to potential losses in the event of non-performance by these counterparties; however, the Company does not expect to record any losses as a result of counterparty default. The Company does not require and is not required to place collateral for these financial instruments.

FAIR VALUE

    The fair value of foreign currency forward, option (net of fees), and synthetic forward contracts, as well as interest rate swaps, is estimated based on quoted market prices of comparable contracts and reflects the amounts the Company would receive (or pay) to terminate the contracts at the reporting date. The following table presents notional amounts and fair values of the Company's derivatives at June 30, 1997 and 1998:

                                    1997                      1998
                          ------------------------  ------------------------
(DOLLAR AMOUNTS IN         NOTIONAL       FAIR       NOTIONAL       FAIR
MILLIONS)                   AMOUNT        VALUE       AMOUNT        VALUE
------------------------  -----------     -----     -----------     -----
Forward contracts.......   $    89.0    $    (3.7)   $   123.9    $     2.1
Purchased options.......   $    36.1    $      .3    $    76.7    $     1.3
Synthetic forwards......                             $    41.5    $     1.7
Interest rate swap......   $    33.6    $      .2    $    27.0    $     (.9)

    The following methods are used in estimating the fair value of other significant financial instruments held or owed by the Company. Cash and short-term investments approximate their carrying amount due to the duration of these instruments. Fair values of minority equity investments and notes receivable are estimated based on quoted market prices, if available, or quoted market prices of financial instruments with similar characteristics. The fair value of debt is based on the current rates offered to the Company for debt of similar remaining maturities. The following table presents the carrying amounts and fair values of the Company's other financial instruments at June 30, 1997 and 1998:

                                  1997                     1998
                         ----------------------  ------------------------
(DOLLAR AMOUNTS IN        CARRYING      FAIR      CARRYING       FAIR
MILLIONS)                  AMOUNT       VALUE      AMOUNT        VALUE
-----------------------  -----------  ---------  -----------     -----
Cash and short-term
  investments..........   $   217.2   $   217.2   $    84.1    $    84.1
Minority equity
  investments..........   $    22.6   $    22.6   $    29.2    $    29.2
Note receivable........   $     7.2   $     7.2
Short-term debt........   $    29.9   $    29.9   $    12.1    $    12.1
Long-term debt.........   $    59.2   $    59.0   $    33.7    $    34.6

    Net unrealized gains and losses on minority equity investments are reported as a separate component of shareholders' equity. The Company reported an unrealized holding gain of $3.1 million at June 30, 1997 and a $1.4 million unrealized holding loss at June 30, 1998.

              NOTE 13 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

    The following is a summary of quarterly financial results:

                                              FIRST QUARTER         SECOND QUARTER        THIRD QUARTER         FOURTH QUARTER
(DOLLAR AMOUNTS IN MILLIONS                --------------------  --------------------  --------------------  --------------------
EXCEPT PER SHARE AMOUNTS)                    1997       1998       1997       1998       1997       1998       1997       1998
-----------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net revenues.............................  $   161.8  $   194.7  $   191.3  $   216.6  $   203.7  $   248.7  $   211.6  $   284.3
Gross margin.............................       82.6      100.5       99.1      120.7      110.9      131.2      113.5      156.1
Income (loss) from continuing
  operations.............................       22.0       17.5       55.5       (7.4)       1.1      (19.3)      23.9       24.9
Income (loss) from discontinued
  operations.............................        6.6        3.9       18.1       13.4        8.2       12.3       (5.0)      11.1
Net income (loss)........................       28.6       21.4       73.6        6.0        9.3       (7.0)      18.9       36.0
Income (loss) per share from continuing
  operations:
  Basic..................................       0.47       0.37       1.17      (0.15)      0.02      (0.40)      0.50       0.51
  Diluted................................       0.45       0.35       1.13      (0.15)      0.02      (0.40)      0.48       0.49
Income (loss) per share from discontinued
  operations:
  Basic..................................       0.14       0.08       0.39       0.27       0.18       0.26      (0.11)      0.22
  Diluted................................       0.14       0.08       0.36       0.27       0.17       0.26      (0.10)      0.22
Net income (loss) per share:
  Basic..................................       0.61       0.45       1.56       0.12       0.20      (0.14)      0.39       0.73
  Diluted................................       0.59       0.43       1.49       0.12       0.19      (0.14)      0.38       0.71

EVENTS IMPACTING COMPARABILITY

FISCAL 1997

    First and second quarter results included before-tax gains of $11.3 million and $26.1 million, or $.21 and $.38 per diluted share after-tax, respectively, from the sale of the Company's remaining equity interest in Etec Systems, Inc. (see Note 2). Second, third, and fourth quarter results included before-tax gains of $25.9 million, $.8 million, and $.8 million, or $.52, $.02, and $.02 per diluted share after-tax, respectively, relating to the sale and release of contingencies on minority equity investments (see Note 2). Third quarter results included a $25.4 million before-tax charge, or $.51 per diluted share after-tax, for acquired research and development (see Note 2). Fourth quarter results included a $1.4 million before-tax charge, or $.03 per diluted share after-tax, for acquired research and development (see Note 2), and a $.7 million before-tax charge, or $.01 per diluted share after-tax, for asset impairment (see Note 1). In addition, the Company recognized deferred royalty income, other miscellaneous income, and certain compensation-related expenses. The net effect of these items increased fourth quarter net income by approximately $5.5 million, or $.11 per diluted share.

FISCAL 1998

    First and fourth quarter results included before-tax gains of $.8 million in each quarter, or $.02 and $.01 per diluted share after-tax, respectively, relating to the Company's release of contingencies on minority equity investments respectively (see Note 2). Second quarter results included a $28.9 million before-tax charge, or $.57 per diluted share after-tax, for acquired research and development (see Note 2). Third and fourth quarter results included before-tax charges for restructuring and other merger costs of $47.0 million and $1.1 million, respectively, or $.85 and $.02 per diluted share after-tax, respectively (see Note 10). In the third quarter the Company also recognized one-time royalty revenues and capitalized certain legal expenses relating to the successful defense of certain patents. The net effect of these items increased third quarter net income by approximately $4.2 million, or $.08 per diluted share.

STOCK PRICES AND DIVIDENDS                                                                         1997
-----------------------------------------------------------------------------               -----------------
STOCK PRICES                                                                            HIGH                   LOW
-----------------------------------------------------------------------------         -------                 ------
First Quarter................................................................   $      58   1/8        $      44  1/4
Second Quarter...............................................................   $      61   7/8        $      52  1/2
Third Quarter................................................................   $      77   1/8        $      57  7/8
Fourth Quarter...............................................................   $      81   1/8        $      60  3/8

STOCK PRICES AND DIVIDENDS                                                                         1998
-----------------------------------------------------------------------------              --------------------
STOCK PRICES                                                                            HIGH                   LOW
-----------------------------------------------------------------------------         -------                --------
First Quarter................................................................   $      86   1/8        $      72  1/8
Second Quarter...............................................................   $      74              $      59  1/4
Third Quarter................................................................   $      76              $      55  13/16
Fourth Quarter...............................................................   $      75   1/8        $      58  11/16

DIVIDENDS PER SHARE                                                                                     1997       1998
----------------------------------------------------------------------------------------------------  ---------  ---------
First Quarter.......................................................................................  $     .17  $     .17
Second Quarter......................................................................................        .17        .17
Third Quarter.......................................................................................        .17        .17
Fourth Quarter......................................................................................        .17        .17
                                                                                                            ---        ---
Total dividends per share...........................................................................  $     .68  $     .68
                                                                                                            ---        ---
                                                                                                            ---        ---

             NOTE 14 ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

    Accumulated other comprehensive income (loss) for fiscal 1996, 1997, 1998, and for the six months ended December 31, 1998 (unaudited) is as follows:

                                                                           FOREIGN                      MINIMUM
                                                                          CURRENCY      UNREALIZED      PENSION
                                                                         TRANSLATION  GAIN (LOSS) ON   LIABILITY
(DOLLAR AMOUNTS IN MILLIONS)                                             ADJUSTMENTS   INVESTMENTS    ADJUSTMENT
-----------------------------------------------------------------------  -----------  --------------  -----------
Balance at June 30, 1995...............................................   $    10.0     $   --         $   (34.4)
Current period activity................................................       (10.9)          23.2           5.0
                                                                         -----------       -------    -----------

Balance at June 30, 1996...............................................         (.9)          23.2         (29.4)
Current period activity................................................        (4.2)         (20.1)         28.7
                                                                         -----------       -------    -----------

Balance at June 30, 1997...............................................        (5.1)           3.1           (.7)
Current period activity................................................        (2.7)          (4.5)           .3
                                                                         -----------       -------    -----------

Balance at June 30, 1998...............................................        (7.8)          (1.4)          (.4)
Current period activity................................................         5.1            2.7
                                                                         -----------       -------    -----------

Balance at December 31, 1998 (unaudited)...............................   $    (2.7)    $      1.3     $     (.4)
                                                                         -----------       -------    -----------
                                                                         -----------       -------    -----------

                        NOTE 15 DISCONTINUED OPERATIONS


    On January 21, 1999, we announced a plan to sell our Analytical Instruments business. On March 8, 1999, we announced an agreement for the sale of this business to EG&G, Inc. for $425 million. Under the terms of the agreement, we will receive $275 million in cash and a $150 million one-year note. Accordingly, the results have been reclassified from amounts previously reported and are stated separately in the consolidated financial statements as discontinued operations pending disposition. The Company expects to recognize a gain on disposal. However, actual results could differ significantly depending on the transaction costs incurred and the amount realized upon the sale of the business. Summary results prior to discontinuance were as follows:


                                                                                                     FOR THE SIX MONTHS
                                                                         FOR THE YEARS ENDED
                                                                              JUNE 30,               ENDED DECEMBER 31,
                                                                   -------------------------------  --------------------
(DOLLAR AMOUNTS IN MILLIONS)                                         1996       1997       1998       1997       1998
-----------------------------------------------------------------  ---------  ---------  ---------  ---------  ---------
                                                                                                        (UNAUDITED)
Net revenues.....................................................  $   606.7  $   604.9  $   586.8  $   280.6  $   261.1
Restructuring charges............................................       71.6       13.0     --         --         --
Total costs and expenses.........................................      650.2      570.2      532.6      256.7      263.0
Provision (benefit) for income taxes.............................       (5.7)       6.8       13.5        6.6        2.1
                                                                   ---------  ---------  ---------  ---------  ---------
Income (loss) from discontinued operations.......................  $   (37.8) $    27.9  $    40.7  $    17.3  $    (4.0)
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------

    The components of net assets of discontinued operations included in the Consolidated Statements of Financial Position are as follows:

                                                                                AT JUNE 30,       AT DECEMBER 31,
                                                                            --------------------
(DOLLAR AMOUNTS IN MILLIONS)                                                  1997       1998          1998
--------------------------------------------------------------------------  ---------  ---------  ---------------

                                                                                                    (UNAUDITED)
Current assets:
  Accounts receivable, net................................................  $   149.2  $   145.9     $   155.1
  Inventories.............................................................      103.5      103.0         100.1
  Prepaid expenses and other current assets...............................       25.9       35.2          39.6

Current liabilities:
  Accounts payable........................................................       45.8       45.7          46.4
  Accrued expenses........................................................      129.9       98.4          93.1
                                                                            ---------  ---------        ------
CURRENT NET ASSETS........................................................  $   102.9  $   140.0     $   155.3
                                                                            ---------  ---------        ------
Long-term assets:
  Property, plant and equipment, net......................................  $    69.0  $    95.1     $   109.4

  Other long-term assets..................................................       35.2       37.7          39.9

Long-term liabilities:
  Other long-term liabilities.............................................       56.2       55.1          61.1
                                                                            ---------  ---------        ------
LONG-TERM NET ASSETS......................................................  $    48.0  $    77.7     $    88.2
                                                                            ---------  ---------        ------
NET ASSETS................................................................  $   150.9  $   217.7     $   243.5
                                                                            ---------  ---------        ------
                                                                            ---------  ---------        ------

    The cash flow provided (used) from discontinued operations was as follows:

                                                                                                       FOR THE SIX MONTHS
                                                                           FOR THE YEARS ENDED               ENDED
                                                                                JUNE 30,                  DECEMBER 31,
                                                                     -------------------------------  --------------------
(DOLLAR AMOUNTS IN MILLIONS)                                           1996       1997       1998       1997       1998
-------------------------------------------------------------------  ---------  ---------  ---------  ---------  ---------

                                                                                                          (UNAUDITED)
OPERATING ACTIVITIES OF DISCONTINUED OPERATIONS

Income (loss) from discontinued operations.........................  $   (37.8) $    27.9  $    40.7  $    17.3  $    (4.0)

Adjustments to reconcile income (loss) from discontinued operations to net cash provided (used) by operating activities from discontinued operations:

    Depreciation and amortization..................................       28.0       18.2       17.2        9.3        9.5
    Long-term compensation programs................................        1.0        2.6        1.2         .5         .6
    Deferred income taxes..........................................        2.2        3.0        2.7         .4        (.3)
    Provision for restructured operations and other charges........       71.6       13.0     --         --         --
    Impairment of assets...........................................     --            7.5     --         --         --

Net change in assets and liabilities...............................      (19.1)     (32.4)     (51.7)     (33.6)     (10.6)
                                                                     ---------  ---------  ---------  ---------  ---------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES FROM DISCONTINUED
  OPERATIONS.......................................................       45.9       39.8       10.1       (6.1)      (4.8)
NET CASH USED BY INVESTING ACTIVITIES FROM DISCONTINUED
  OPERATIONS.......................................................      (15.9)     (11.3)     (40.6)     (17.5)     (21.6)
                                                                     ---------  ---------  ---------  ---------  ---------
NET CASH FROM DISCONTINUED OPERATIONS BEFORE EFFECT OF EXCHANGE
  RATE CHANGES ON CASH.............................................       30.0       28.5      (30.5)     (23.6)     (26.4)
EFFECT OF EXCHANGE RATE CHANGES ON CASH............................        3.2        (.6)       4.4        2.8       (3.5)
                                                                     ---------  ---------  ---------  ---------  ---------
CASH FLOW PROVIDED (USED) FROM DISCONTINUED OPERATIONS.............  $    33.2  $    27.9  $   (26.1) $   (20.8) $   (29.9)
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------  ---------

RESTRUCTURING

FISCAL 1996

    The fiscal 1996 before-tax restructuring charge of $71.6 million was the first phase of a plan focused on improving the profitability and cash flow performance of the Analytical Instruments business. In connection with the plan, the division was reorganized into three vertically integrated, fiscally accountable operating units; a distribution center was established in Holland to centralize the European infrastructure for shipping, administration, and related functions; and a program was implemented to eliminate excess production capacity in Germany. The charge included $37.8 million for worldwide workforce reductions of approximately 390 positions in manufacturing, sales and support, and administrative functions. The charge also included $33.8 million for facility consolidation and asset-related write-offs associated with the discontinuation of various product lines.

    In fiscal 1996, the Company transferred the development and manufacturing of certain analytical instrument product lines from its facility in Germany to other sites, primarily in the United States. The facility in Germany remains the principal site for the development of atomic absorption products.

    In fiscal 1996, a distribution center in Holland was established to provide an integrated sales, shipment, and administration support infrastructure for the Company's European operations and to integrate certain operating and business activities. The European distribution center includes certain administrative, financial, and information systems functions previously transacted at individual locations throughout Europe.

    In the fourth quarter of fiscal 1997, the Company finalized actions associated with the restructuring plan announced in fiscal 1996. The costs to implement the program were $11.2 million below the $71.6 million charge recorded in fiscal 1996. As a result, during the fourth quarter of fiscal 1997, the Company recorded an $11.2 million reduction of charges required to implement the fiscal 1996 plan.

    The following table details the major components of the $71.6 million fiscal 1996 restructuring provision:

                                                                                        FACILITY CONSOLIDATION
                                                                                                  AND
(DOLLAR AMOUNTS IN MILLIONS)                                             PERSONNEL     ASSET RELATED WRITE-OFFS      TOTAL
---------------------------------------------------------------------  -------------  ---------------------------  ---------
Provision:
Reduction of excess European manufacturing capacity..................    $    19.7             $    23.0           $    42.7
Reduction of European distribution and administrative capacity.......         11.5                   6.0                17.5
Other worldwide workforce reductions and facility closings...........          6.6                   4.8                11.4
                                                                             -----                 -----           ---------
Total provision......................................................    $    37.8             $    33.8           $    71.6
                                                                             -----                 -----           ---------

Fiscal 1996 activity:
Reduction of excess European manufacturing capacity..................    $     2.1             $     6.7           $     8.8
Reduction of European distribution and administrative capacity.......          1.6                    .7                 2.3
Other worldwide workforce reductions and facility closings...........          1.9                   1.6                 3.5
                                                                             -----                 -----           ---------
Total fiscal 1996 activity...........................................    $     5.6             $     9.0           $    14.6
                                                                             -----                 -----           ---------

Fiscal 1997 activity:
Reduction of excess European manufacturing capacity..................    $    10.9             $     6.6           $    17.5
Adjustment to decrease liabilities originally accrued for excess
  European manufacturing capacity....................................          4.7                   6.5                11.2
Reduction of European distribution and administrative capacity.......          6.2                   4.4                10.6
Other worldwide workforce reductions and facility closings...........          1.9                   2.0                 3.9
                                                                             -----                 -----           ---------
Total fiscal 1997 activity...........................................    $    23.7             $    19.5           $    43.2
                                                                             -----                 -----           ---------

Fiscal 1998 activity:
Reduction of excess European manufacturing capacity..................    $     2.0             $     3.2           $     5.2
Reduction of European distribution and administrative capacity.......          3.7                    .9                 4.6
Other worldwide workforce reductions and facility closings...........          2.8                   1.2                 4.0
                                                                             -----                 -----           ---------
Total fiscal 1998 activity...........................................    $     8.5             $     5.3           $    13.8
                                                                             -----                 -----           ---------
Balance at June 30, 1998.............................................    $      --             $      --           $      --
                                                                             -----                 -----           ---------
                                                                             -----                 -----           ---------

    As of June 30, 1998 all costs associated with the 1996 restructuring plans have been incurred.

FISCAL 1997

    During the fourth quarter of fiscal 1997, the Company announced a follow-on phase to Analytical Instruments' profit improvement program begun by the Company in fiscal 1996. The cost for this action was $24.2 million before-tax, and included $19.4 million for costs focused on further improving the operating efficiency of manufacturing facilities in the United States, Germany, and the United Kingdom. These actions were designed to help transition Analytical Instruments from a highly vertical manufacturing operation to one that relies more on outsourcing functions not considered core competencies. The restructuring charge also included $4.8 million to finalize the consolidation of sales and administrative support, primarily in Europe, where 17 facilities were closed.

    The workforce reductions under this plan total approximately 285 employees in production labor and 25 employees in sales and administrative support. The charge included $11.9 million for severance-related costs. The $12.3 million provided for facility consolidation and asset-related write-offs included $1.2 million for lease termination payments and $11.1 million for the write-off of machinery, equipment, and tooling associated with those functions to be outsourced.

    The following table details the major components of the fiscal 1997 restructuring provision:

                                                                                                 FACILITY
                                                                                               CONSOLIDATION
                                                                                                 AND ASSET
                                                                                                  RELATED
(DOLLAR AMOUNTS IN MILLIONS)                                                      PERSONNEL     WRITE-OFFS       TOTAL
-------------------------------------------------------------------------------  -----------  ---------------  ---------
Provision:
Changes in manufacturing operations............................................   $     9.6      $     9.8     $    19.4
Consolidation of sales and administrative support..............................         2.3            2.5           4.8
                                                                                      -----          -----     ---------
Total provision................................................................   $    11.9      $    12.3     $    24.2
                                                                                      -----          -----     ---------

Fiscal 1997 activity:
Changes in manufacturing operations............................................   $      .1      $     4.6     $     4.7
Consolidation of sales and administrative support..............................
                                                                                      -----          -----     ---------
Total fiscal 1997 activity.....................................................   $      .1      $     4.6     $     4.7
                                                                                      -----          -----     ---------

Fiscal 1998 activity:
Changes in manufacturing operations............................................   $     7.8      $     4.9     $    12.7
Consolidation of sales and administrative support..............................         1.3            1.1           2.4
                                                                                      -----          -----     ---------
Total fiscal 1998 activity.....................................................   $     9.1      $     6.0     $    15.1
                                                                                      -----          -----     ---------

Fiscal 1999 activity:
Changes in manufacturing operations............................................   $     1.6      $      .2     $     1.8
Consolidation of sales and administrative support..............................          .7             .3           1.0
                                                                                      -----          -----     ---------
Total fiscal 1999 activity (unaudited).........................................   $     2.3      $      .5     $     2.8
                                                                                      -----          -----     ---------

Balance at December 31, 1998:
Changes in manufacturing operations............................................   $      .1      $      .1     $      .2
Consolidation of sales and administrative support..............................          .3            1.1           1.4
                                                                                      -----          -----     ---------
Balance at December 31, 1998 (unaudited).......................................   $      .4      $     1.2     $     1.6
                                                                                      -----          -----     ---------
                                                                                      -----          -----     ---------

INCOME TAXES

    Income (loss) before income taxes of discontinued operations for fiscal 1996, 1997, and 1998 is summarized below:

(DOLLAR AMOUNTS IN MILLIONS)                                                              1996       1997       1998
--------------------------------------------------------------------------------------  ---------  ---------  ---------
United States.........................................................................  $     2.0  $    22.7  $    34.1
Foreign...............................................................................      (45.5)      12.0       20.1
                                                                                        ---------  ---------  ---------
Total.................................................................................  $   (43.5) $    34.7  $    54.2
                                                                                        ---------  ---------  ---------
                                                                                        ---------  ---------  ---------

    The components of the provision (benefit) for income taxes of discontinued operations for fiscal 1996, 1997, and 1998 consisted of the following:

(DOLLAR AMOUNTS IN MILLIONS)                                                              1996       1997       1998
--------------------------------------------------------------------------------------  ---------  ---------  ---------
Currently payable:
  Domestic............................................................................  $    (2.0) $    (1.0) $    (3.7)
  Foreign.............................................................................        8.7        5.1        7.8
                                                                                        ---------  ---------  ---------
  Total currently payable.............................................................        6.7        4.1        4.1
Deferred:
  Domestic............................................................................       (7.8)       4.8        4.9
  Foreign.............................................................................       (4.6)      (2.1)       4.5
                                                                                        ---------  ---------  ---------
  Total deferred......................................................................      (12.4)       2.7        9.4
                                                                                        ---------  ---------  ---------
Provision (benefit) for income taxes from discontinued operations.....................  $    (5.7) $     6.8  $    13.5
                                                                                        ---------  ---------  ---------
                                                                                        ---------  ---------  ---------

    In the fiscal years 1996, 1997 and 1998, the effective tax rates for the discontinued operations were 13%, 20% and 25%, respectively. The difference between the effective tax rate and the statutory tax rate of 35% was mainly attributable to benefits from the use of U.S. alternative minimum tax credit carryforwards, the benefits from the use of a foreign sales corporation and federal research tax credits, and restructuring charges.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of The Perkin-Elmer Corporation

In our opinion, the accompanying combined statements of financial position and the related combined statements of operations, of group equity and comprehensive income (loss), and of cash flows present fairly, in all material respects, the financial position of the PE Biosystems Group of The Perkin-Elmer Corporation at June 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the management of The Perkin-Elmer Corporation; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As described above and more fully in Note 1 to the PE Biosystems Group combined financial statements, the PE Biosystems Group is a group of The Perkin-Elmer Corporation; accordingly, the combined financial statements of the PE Biosystems Group should be read in conjunction with the audited financial statements of The Perkin-Elmer Corporation.

PricewaterhouseCoopers LLP
Stamford, Connecticut
July 31, 1998, except as to Note 15
which is as of March 8, 1999

                              PE BIOSYSTEMS GROUP

                       COMBINED STATEMENTS OF OPERATIONS

                                                                                             FOR THE SIX MONTHS
                                                                                                   ENDED
                                                          FOR THE YEARS ENDED JUNE 30,          DECEMBER 31,
(DOLLAR AMOUNTS IN THOUSANDS                           ----------------------------------  ----------------------
EXCEPT PER SHARE AMOUNTS)                                 1996        1997        1998        1997        1998
-----------------------------------------------------  ----------  ----------  ----------  ----------  ----------
                                                                                                (UNAUDITED)
NET REVENUES.........................................  $  642,059  $  767,465  $  940,095  $  409,385  $  547,431
Cost of sales........................................     318,038     361,315     431,738     188,313     244,582
                                                       ----------  ----------  ----------  ----------  ----------
GROSS MARGIN.........................................     324,021     406,150     508,357     221,072     302,849
                                                       ----------  ----------  ----------  ----------  ----------
Selling, general and administrative..................     187,644     227,687     276,674     125,451     153,613
Research, development and engineering................      62,223      78,141     105,485      45,581      65,564
Restructuring and other merger costs.................      17,454      --          43,980      --           1,979
Acquired research and development....................      31,812      --          28,850      28,850      --
                                                       ----------  ----------  ----------  ----------  ----------
OPERATING INCOME.....................................      24,888     100,322      53,368      21,190      81,693
Gain on investments..................................      11,704      64,850       1,605         845
Interest expense.....................................       8,444       5,859       4,905       2,701       2,140
Interest income......................................       5,376       8,826       5,938       3,900         738
Other income (expense), net..........................      (2,053)      1,881       3,147       1,291        (539)
                                                       ----------  ----------  ----------  ----------  ----------
INCOME BEFORE INCOME TAXES...........................      31,471     170,020      59,153      24,525      79,752
Provision for income taxes...........................      27,572      37,281      29,547      12,144      22,447
Minority interest....................................      --          --           5,597      --           8,212
                                                       ----------  ----------  ----------  ----------  ----------
INCOME FROM CONTINUING OPERATIONS....................       3,899     132,739      24,009      12,381      49,093
INCOME (LOSS) FROM DISCONTINUED OPERATIONS (NET OF
  INCOME TAXES)......................................     (37,833)     27,906      40,694      17,278      (4,037)
                                                       ----------  ----------  ----------  ----------  ----------
NET INCOME (LOSS)....................................  $  (33,934) $  160,645  $   64,703  $   29,659  $   45,056
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------
UNAUDITED PRO FORMA INCOME PER SHARE FROM CONTINUING
  OPERATIONS (SEE NOTE 1):
Basic................................................                          $      .49              $      .99
Diluted..............................................                          $      .48              $      .97

UNAUDITED PRO FORMA INCOME (LOSS) PER SHARE FROM
  DISCONTINUED OPERATIONS
  (SEE NOTE 1):
Basic................................................                          $      .84              $     (.08)
Diluted..............................................                          $      .81              $     (.08)

UNAUDITED PRO FORMA NET INCOME PER SHARE (SEE NOTE
  1):
Basic................................................                          $     1.33              $      .91
Diluted..............................................                          $     1.29              $      .89

SEE ACCOMPANYING NOTES TO THE PE BIOSYSTEMS GROUP COMBINED FINANCIAL STATEMENTS.

                              PE BIOSYSTEMS GROUP

                   COMBINED STATEMENTS OF FINANCIAL POSITION

                                                                                AT JUNE 30,
                                                                         --------------------------
(DOLLAR AMOUNTS IN THOUSANDS)                                                1997          1998
-----------------------------------------------------------------------  ------------  ------------       AT
                                                                                                     DECEMBER 31,
                                                                                                         1998
                                                                                                     -------------
                                                                                                      (UNAUDITED)
ASSETS
Current assets
  Cash and cash equivalents............................................  $    213,028  $     82,865   $    75,479
  Short-term investments...............................................         4,194         1,226       --
  Accounts receivable, less allowances for doubtful accounts of $3,840,
    $5,206, and $5,030 at June 30, 1997 and 1998, and December 31, 1998
    (unaudited)........................................................       178,483       228,229       259,923
  Inventories..........................................................       111,069       137,015       160,179
  Prepaid expenses and other current assets............................        63,465        61,835        68,720
  Current net assets of discontinued operations........................       102,870       139,959       155,329
                                                                         ------------  ------------  -------------
Total current assets...................................................       673,109       651,129       719,630
Property, plant and equipment, net.....................................       127,301       159,476       172,934
Other long-term assets.................................................       155,351       240,572       243,736
Long-term net assets of discontinued operations........................        48,049        77,760        88,205
                                                                         ------------  ------------  -------------
TOTAL ASSETS...........................................................  $  1,003,810  $  1,128,937   $ 1,224,505
                                                                         ------------  ------------  -------------
                                                                         ------------  ------------  -------------
LIABILITIES AND GROUP EQUITY
Current liabilities
  Loans payable........................................................  $     29,916  $     12,099   $    31,291
  Note payable to the Celera Genomics group (see Note 7)...............       --            --            311,281
  Tax benefit payable to the Celera Genomics group (See Note 1)........       --            --              4,376
  Accounts payable.....................................................        85,367       119,067       107,582
  Accrued salaries and wages...........................................        26,419        29,800        26,726
  Accrued taxes on income..............................................        98,307        79,860        84,803
  Other accrued expenses...............................................        77,937       121,152       138,161
                                                                         ------------  ------------  -------------
Total current liabilities..............................................       317,946       361,978       704,220
Long-term debt.........................................................        59,152        33,726        35,548
Other long-term liabilities............................................       118,978       123,969       132,013
                                                                         ------------  ------------  -------------
Total liabilities......................................................       496,076       519,673       871,181
                                                                         ------------  ------------  -------------
Minority interest......................................................       --             43,757        54,773
Commitments and contingencies (see Note 11)
Group equity...........................................................       507,734       565,507       297,951
                                                                         ------------  ------------  -------------
TOTAL LIABILITIES AND GROUP EQUITY.....................................  $  1,003,810  $  1,128,937   $ 1,224,505
                                                                         ------------  ------------  -------------
                                                                         ------------  ------------  -------------

SEE ACCOMPANYING NOTES TO THE PE BIOSYSTEMS GROUP COMBINED FINANCIAL STATEMENTS.

                              PE BIOSYSTEMS GROUP

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                                       FOR THE SIX MONTHS
                                                                      FOR THE YEARS ENDED JUNE 30,     ENDED DECEMBER 31,
                                                                     -------------------------------  --------------------
(DOLLAR AMOUNTS IN THOUSANDS)                                          1996       1997       1998       1997       1998
-------------------------------------------------------------------  ---------  ---------  ---------  ---------  ---------
                                                                                                          (UNAUDITED)
OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Income from continuing operations..................................  $   3,899  $ 132,739  $  24,009  $  12,381  $  49,093
Adjustments to reconcile income from continuing operations to net cash
  provided by operating activities:
    Depreciation and amortization..................................     23,522     25,405     35,278     13,637     22,064
    Long-term compensation programs................................      4,058      9,103      6,853      2,543      2,411
    Deferred income taxes..........................................    (15,342)   (40,819)    10,234     (1,700)     1,600
    Gains from the sale of assets..................................    (11,704)   (66,636)    (3,052)      (900)    --
    Provision for restructured operations and other merger costs...     17,454     --         48,080     --         --
    Acquired research and development..............................     31,812     --         28,850     28,850     --
    Impairment of assets...........................................      9,906     --         --         --         --
Changes in operating assets and liabilities:
  Increase in accounts receivable..................................    (42,516)   (43,169)   (23,153)   (13,602)   (26,956)
  Increase in inventories..........................................    (20,447)    (4,421)   (21,362)   (18,999)   (17,854)
  Increase in prepaid expenses and other assets....................       (322)    (6,712)   (30,858)   (14,298)   (13,425)
  Increase in accounts payable and other liabilities...............     44,746     71,009         68     14,209     15,689
                                                                     ---------  ---------  ---------  ---------  ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES..........................     45,066     76,499     74,947     22,121     32,622
                                                                     ---------  ---------  ---------  ---------  ---------

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Additions to property, plant and equipment (net of disposals of
  $4,727, $5,738, $11,339, $1,342 (unaudited) and $581 (unaudited),
  respectively)....................................................    (22,398)   (51,908)   (56,833)   (37,392)   (38,831)
Acquisitions and investments, net..................................   (117,123)    (5,000)   (97,998)   (90,633)    --
Proceeds from the sale of assets, net..............................    102,318     99,710     19,496      6,532     14,301
Proceeds from the collection of notes receivable...................     --          4,978      9,673      9,673     --
Proceeds from short-term investments...............................      5,773     --         --         --         --
                                                                     ---------  ---------  ---------  ---------  ---------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES...................    (31,430)    47,780   (125,662)  (111,820)   (24,530)
                                                                     ---------  ---------  ---------  ---------  ---------
NET CASH FROM CONTINUING OPERATIONS BEFORE FINANCING ACTIVITIES....     13,918    126,134    (46,237)   (88,478)     8,092
                                                                     ---------  ---------  ---------  ---------  ---------
DISCONTINUED OPERATIONS
Net cash provided (used) by operating activities...................     45,903     39,781     10,084     (6,119)    (4,778)
Net cash used by investing activitives.............................    (15,911)   (11,315)   (40,639)   (17,520)   (21,595)
                                                                     ---------  ---------  ---------  ---------  ---------
NET CASH FROM DISCONTINUED OPERATIONS BEFORE FINANCING
  ACTIVITIES.......................................................     29,992     28,466    (30,555)   (23,639)   (26,373)
                                                                     ---------  ---------  ---------  ---------  ---------

FINANCING ACTIVITIES

Net change in loans payable........................................    (17,040)    (4,914)    (6,797)     2,875     15,579
Proceeds from long-term debt.......................................     --         31,033     --         --            803
Principal payments on long-term debt...............................     --        (22,908)   (25,449)    --         (5,297)
Dividends paid on Perkin-Elmer common stock........................    (29,095)   (29,459)   (39,072)   (14,992)    (8,396)
Purchases of Perkin-Elmer common stock for treasury................    (41,028)   (25,126)    --         --         --
Proceeds from issuance of equity put warrants
  on Perkin-Elmer common stock.....................................     --          1,846     --         --         --
Proceeds from stock issued for Perkin-Elmer common stock plans.....     64,954     33,637     33,629      6,311     37,890
Net cash allocated to the Celera Genomics group....................     (3,200)   (26,172)   (10,520)    (3,318)    (8,535)
Payments on note payable to the Celera Genomics group..............     --         --         --         --        (18,719)
                                                                     ---------  ---------  ---------  ---------  ---------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES...................    (25,409)   (42,063)   (48,209)    (9,124)    13,325
                                                                     ---------  ---------  ---------  ---------  ---------

Elimination of PerSeptive results from
  July 1, 1997 to September 30, 1997 (see Note 1)..................     --         --          2,590      2,590     --
EFFECT OF EXCHANGE RATE CHANGES ON CASH............................     (2,699)     1,601     (3,274)       631     (2,430)
                                                                     ---------  ---------  ---------  ---------  ---------
NET CHANGE IN CASH AND CASH EQUIVALENTS............................     15,520    112,283   (130,163)  (119,241)    (7,386)
CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD......................     85,225    100,745    213,028    213,028     82,865
                                                                     ---------  ---------  ---------  ---------  ---------
CASH AND CASH EQUIVALENTS END OF PERIOD............................  $ 100,745  $ 213,028  $  82,865  $  93,787  $  75,479
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------  ---------

SEE ACCOMPANYING NOTES TO THE PE BIOSYSTEMS GROUP COMBINED FINANCIAL STATEMENTS.

                              PE BIOSYSTEMS GROUP

      COMBINED STATEMENTS OF GROUP EQUITY AND COMPREHENSIVE INCOME (LOSS)

                                                                                                ACCUMULATED
                                                                                                   OTHER
                                                                                  RETAINED     COMPREHENSIVE     GROUP
(DOLLAR AMOUNTS IN THOUSANDS)                                           OTHER     EARNINGS     INCOME (LOSS)    EQUITY
--------------------------------------------------------------------  ---------  -----------  ---------------  ---------
BALANCE AT JUNE 30, 1995............................................  $ 251,481   $ 142,741      $ (24,415)    $ 369,807
                                                                                                               ---------
Comprehensive loss
  Net loss..........................................................     --         (33,934)        --           (33,934)
  Other comprehensive income, net of tax
    Foreign currency translation adjustments........................     --          --            (10,957)
    Minimum pension liability adjustment............................     --          --              5,080
    Unrealized gain on investments, net.............................     --          --             23,175
                                                                                              ---------------
  Other comprehensive income........................................     --          --             17,298        17,298
                                                                                                               ---------
Comprehensive loss..................................................     --          --             --           (16,636)
                                                                                                               ---------
Cash dividends declared on Perkin-Elmer common stock................     --         (29,095)        --           (29,095)
Share repurchases of Perkin-Elmer common stock......................    (41,028)     --             --           (41,028)
Shares issued under Perkin-Elmer common stock plans.................     52,583      (5,627)        --            46,956
Tax benefit related to Perking-Elmer employee stock options.........      5,280      --             --             5,280
Perkin-Elmer restricted stock plan..................................      5,072      --             --             5,072
Perkin-Elmer common stock issued for acquisitions...................     35,873      --             --            35,873
Net cash allocated to the Celera Genomics group.....................     (3,200)                                  (3,200)
Other...............................................................      2,064      (1,977)        --                87
                                                                      ---------  -----------  ---------------  ---------
BALANCE AT JUNE 30, 1996............................................    308,125      72,108         (7,117)      373,116
                                                                                                               ---------
Comprehensive income
  Net income........................................................     --         160,645         --           160,645
  Other comprehensive income, net of tax
    Foreign currency translation adjustments........................     --          --             (4,125)
    Minimum pension liability adjustment............................     --          --             28,660
    Unrealized gain on investments, net.............................     --          --              3,156
    Sale of equity investment.......................................     --          --            (23,245)
                                                                                              ---------------
  Other comprehensive income........................................     --          --              4,446         4,446
                                                                                                               ---------
Comprehensive income................................................     --          --             --           165,091
                                                                                                               ---------
Cash dividends declared on Perkin-Elmer common stock................     --         (29,536)        --           (29,536)
Share repurchases of Perkin-Elmer common stock......................    (25,126)     --             --           (25,126)
Shares issued under Perkin-Elmer common stock plans.................     33,741      (1,459)        --            32,282
Tax benefit related to Perkin-Elmer employee stock options..........      4,568      --             --             4,568
Perkin-Elmer restricted stock plan..................................     11,678      --             --            11,678
Sale of equity put warrants on Perkin-Elmer common stock............      1,846      --             --             1,846
Net cash allocated to the Celera Genomics group.....................    (26,172)     --             --           (26,172)
Other...............................................................      1,427      (1,440)        --               (13)
                                                                      ---------  -----------  ---------------  ---------
BALANCE AT JUNE 30, 1997............................................    310,087     200,318         (2,671)      507,734
                                                                                                               ---------
Comprehensive income
  Net income........................................................     --          64,703         --            64,703
  Other comprehensive loss, net of tax
    Foreign currency translation adjustments........................     --          --             (2,747)
    Minimum pension liability adjustment............................     --          --                354
    Unrealized loss on investments, net.............................     --          --             (4,449)
                                                                                              ---------------
  Other comprehensive loss..........................................     --          --             (6,842)       (6,842)
                                                                                                               ---------
Comprehensive income................................................     --          --             --            62,339
                                                                                                               ---------
Cash dividends declared on Perkin-Elmer common stock................     --         (31,604)        --           (31,604)
Shares issued under Perkin-Elmer common stock plans.................     39,143      (3,468)        --            35,675
Tax benefit related to Perkin-Elmer employee stock options..........      2,335      --             --             2,335
Perkin-Elmer restricted stock plan..................................      1,858        (136)        --             1,722
Elimination of PerSeptive results from July 1, 1997 to September 30,
  1997..............................................................     --           2,590         --             2,590
Net cash allocated to the Celera Genomics group.....................    (10,520)     --             --           (10,520)
Other...............................................................     --            (286)        --              (286)
                                                                      ---------  -----------  ---------------  ---------
BALANCE AT JUNE 30, 1998............................................    342,903     232,117         (9,513)      565,507
                                                                      ---------  -----------  ---------------  ---------
Comprehensive income
  Net income........................................................     --          45,056         --            45,056
  Other comprehensive income, net of tax
    Foreign currency translation adjustments........................     --          --              5,026
    Unrealized gain on investments, net.............................     --          --              2,653
                                                                                              ---------------
  Other comprehensive income........................................     --          --              7,679         7,679
                                                                                                               ---------
Comprehensive income................................................     --          --             --            52,735
                                                                                                               ---------
Cash dividends declared on Perkin-Elmer common stock................     --         (16,870)        --           (16,870)
Shares issued under Perkin-Elmer common stock plans.................     45,354     (10,514)        --            34,840
Perkin-Elmer restricted stock plan..................................       (933)      1,207         --               274
Net cash allocated to the Celera Genomics group.....................     (8,535)     --             --            (8,535)
Note payable to the Celera Genomics group...........................   (330,000)     --             --          (330,000)
                                                                      ---------  -----------  ---------------  ---------
BALANCE AT DECEMBER 31, 1998 (UNAUDITED)............................  $  48,789   $ 250,996      $  (1,834)    $ 297,951
                                                                      ---------  -----------  ---------------  ---------
                                                                      ---------  -----------  ---------------  ---------

SEE ACCOMPANYING NOTES TO THE PE BIOSYSTEMS GROUP COMBINED FINANCIAL STATEMENTS.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                    NOTE 1 ACCOUNTING POLICIES AND PRACTICES

BASIS OF PRESENTATION

    The Perkin-Elmer Corporation ("Perkin-Elmer" or the "Company") is comprised of two separate business segments in continuing operations: PE Biosystems and the Celera Genomics business. PE Biosystems manufactures and markets biochemical instrument systems and associated consumable products for life science research and related applications. The Celera Genomics business was formed by the Company and Dr. J. Craig Venter of The Institute for Genomic Research for the purpose of generating and commercializing genomic information to accelerate the understanding of biological processes and assisting pharmaceutical, biotechnology and life science research entities.


    The Board of Directors (the "Board") of the Company has recommended shareholder approval of the Recapitalization Proposal that would result in The Perkin-Elmer Corporation merging with a subsidiary of PE Corporation, a new Delaware corporation, and the issuance to stockholders in the merger of two new classes of common stock called PE Corporation-PE Biosystems Group Common Stock ("PE Biosystems stock") and PE Corporation-Celera Genomics Group Common Stock ("Celera Genomics stock"). PE Biosystems stock is intended to reflect separately the performance of the established PE Biosystems' life sciences and the discontinued Analytical Instruments businesses ("PE Biosystems group"), and Celera Genomics stock is intended to reflect separately the performance of the Celera Genomics business ("Celera Genomics group"). Each share of existing Perkin-Elmer common stock will be converted into one share of PE Biosystems stock and 0.5 of a share of Celera Genomics stock. As used herein, "Perkin-Elmer" or the "Company" means, with respect to events after the Recapitalization, the new Delaware company that will issue PE Biosystems stock and Celera Genomics stock.


    The combined financial statements of the PE Biosystems group and the Celera Genomics group (individually referred to as a "group") comprise all of the accounts included in the corresponding consolidated financial statements of the Company. The separate group combined financial statements give effect to the accounting policies that will be applicable upon implementation of the Recapitalization Proposal. The separate PE Biosystems group and Celera Genomics group combined financial statements have been prepared on a basis that management believes to be reasonable and appropriate and reflect (1) the financial position, results of operations, and cash flows of businesses that comprise each of the groups, with all significant intragroup transactions and balances eliminated, (2) in the case of the Celera Genomics group combined financial statements, corporate assets and liabilities of the Company and related transactions identified with the Celera Genomics group, including allocated portions of the Company's debt and selling, general and administrative costs, and (3) in the case of the PE Biosystems group's combined financial statements, all other corporate assets and liabilities and related transactions of the Company, including allocated portions of the Company's debt and selling, general and administrative costs. Intergroup transactions between the PE Biosystems group and the Celera Genomics group have not been eliminated in the PE Biosystems group's combined financial statements.

    Holders of PE Biosystems stock and Celera Genomics stock will be stockholders of a single company. The PE Biosystems group and the Celera Genomics group are not separate legal entities. As a result, stockholders will continue to be subject to all of the risks associated with an investment in the Company and all of its businesses, assets, and liabilities. The issuance of PE Biosystems stock and Celera Genomics stock and the allocations of assets and liabilities between the PE Biosystems group and the Celera Genomics group will not result in a distribution or spin-off of any assets or liabilities of the Company or otherwise affect ownership of any assets or responsibility for the liabilities of the Company or any of its subsidiaries. The assets the Company attributes to one group could be subject to the liabilities of the other group, whether such liabilities arise from lawsuits, contracts or indebtedness attributable to the other group. If the Company is unable to satisfy one group's liabilities out of assets attributed to it, the Company may be required to satisfy these liabilities with assets attributed to the other group.

    Financial effects arising from one group that affect the Company's results of operations or financial condition could, if significant, affect the results of operations or financial condition of the other group and the market price of the class of common stock relating to the other group. Any net losses of the PE Biosystems group or the Celera Genomics group and dividends or distributions on, or repurchases of, PE Biosystems stock or Celera Genomics stock or repurchases of preferred stock of the Company will reduce the assets of the Company legally available for payment of dividends on PE Biosystems stock.

    The management and allocation policies applicable to the preparation of the financial statements of the PE Biosystems group and the Celera Genomics group may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the Board at any time without approval of the stockholders. The PE Biosystems group's combined financial statements reflect the application of the management and allocation policies adopted by the Board to various corporate activities, as described below. The PE Biosystems group's combined financial statements should be read in conjunction with the Company's consolidated financial statements.

FINANCING ACTIVITIES

    As a matter of policy, the Company manages most financial activities of the PE Biosystems group and the Celera Genomics group on a centralized basis. These activities include the investment of surplus cash, the issuance and repayment of short-term and long-term debt and the issuance and repayment of any preferred stock. As the results of the Celera Genomics group were not significant for any of the periods presented, all historical cash and debt balances for the periods presented have been allocated to the PE Biosystems group.

    The Board has adopted the following financing policy which will affect the combined statements of the PE Biosystems group and the Celera Genomics group.

    The Company will allocate the Company's debt between the PE Biosystems group and the Celera Genomics group ("pooled debt") or, if the Company so determines, in its entirety to a particular group. The Company will allocate preferred stock, if issued, in a similar manner.

    Cash allocated to one group that is used to repay pooled debt or redeem pooled preferred stock will decrease such group's allocated portion of the pooled debt or preferred stock. Cash or other property allocated to one group that is transferred to the other group will, if so determined by the Board, decrease the transferring group's allocated portion of the pooled debt or preferred stock and, correspondingly, increase the recipient group's allocated portion of the pooled debt or preferred stock.

    Pooled debt will bear interest for group financial statement purposes at a rate equal to the weighted average interest rate of the debt calculated on a quarterly basis and applied to the average pooled debt balance during the period. Preferred stock, if issued and if pooled in a manner similar to the pooled debt, will bear dividends for group financial statement purposes at a rate based on the weighted average dividend rate of the preferred stock similarly calculated and applied. Any expense related to increases in pooled debt or preferred stock will be reflected in the weighted average interest or dividend rate of such pooled debt or preferred stock as a whole.

    If the Company allocates debt for a particular financing in its entirety to one group, that debt will bear interest for group financial statement purposes at the rate determined by the Board. If the Company allocates preferred stock in its entirety to one group, the Company will charge the dividend cost to that group in a similar manner. If the interest or dividend cost is higher than the Company's actual cost, the other group will receive a credit for an amount equal to the difference as compensation for the use of the Company's credit capacity. Any expense related to debt or preferred stock of the Company that is allocated in its entirety to a group will be allocated in whole to that group.

    Cash or other property that the Company allocates to one group that is transferred to the other group, could, if so determined by the Board, be accounted for either as a short-term loan or as a long-term loan. Short-term loans will bear interest at a rate equal to the weighted average interest rate of the Company's pooled debt. If the Company does not have any pooled debt, the Board will determine the rate of interest for such loan. The Board will establish the terms on which long-term loans between the groups will be made, including interest rate, amortization schedule, maturity and redemption terms.

    Although the Company may allocate its debt and preferred stock between groups, the debt and preferred stock will remain obligations of the Company and all stockholders of the Company will be subject to the risks associated with those obligations.

    In addition, following the effective time of the recapitalization, cash allocated to the PE Biosystems group may be contributed to the Celera Genomics group in exchange for Celera Genomics Group Designated Shares.

ALLOCATION OF CORPORATE OVERHEAD AND ADMINISTRATIVE SHARED SERVICES

    A portion of the Company's corporate overhead (such as executive management, human resources, legal, accounting, auditing, tax, treasury, strategic planning and environmental services) has been allocated to the PE Biosystems group based upon the use of services by that group. A portion of the Company's costs of administrative shared services (such as information technology services) has been allocated in a similar manner. Where determination based on use alone is not practical, other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the cost attributable to the PE Biosystems group. The totals for these allocations were $27.7 million, $34.4 million and $38.1 million in fiscal 1996, 1997, and 1998, respectively. It is not practicable to provide a detailed estimate of the expenses which would be recognized if the PE Biosystems group were a separate legal entity.

ALLOCATION OF FEDERAL AND STATE INCOME TAXES

    The federal income taxes of the Company and its subsidiaries which own assets allocated between the groups are determined on a consolidated basis. Consolidated federal income tax provisions and related tax payments or refunds will be allocated between the groups based principally on the taxable income and tax credits directly attributable to each group. Such allocations will reflect each group's contribution (positive or negative) to the Company's consolidated federal taxable income and the consolidated federal tax liability and tax credit position. Tax benefits that cannot be used by the group generating those benefits but can be used on a consolidated basis will be credited to the group that generated such benefits. Intergroup transactions will be taxed as if each group were a stand alone Company. Tax benefits generated by the Celera Genomics group commencing July 1, 1998, which then can be utilized on a consolidated basis, will be credited to the Celera Genomics group up to a maximum limit of $75 million. For the six months ended December 31, 1998, $6.3 million of tax benefits were credited to the Celera Genomics group.

    Had the groups filed separate tax returns, the provision for income taxes and net income for each group would not have differed from the amounts reported in the groups' combined statements of operations for the years ended June 30, 1996, 1997, and 1998 or for the three-month periods ended September 30, 1997 and 1998. However, the amount of current and deferred taxes and taxes payable or refundable allocated to each group in these historical combined financial statements may differ from those that would have been allocated to each group had they filed separate income tax returns.

    Depending on the tax laws of the respective jurisdictions, state and local income taxes are calculated on either a consolidated or combined basis between the groups based on their respective contribution to such consolidated or combined state taxable incomes. State and local income tax provisions and related tax payments or refunds which are determined on a separate corporation basis will be allocated between the groups in a manner designed to reflect the respective contributions of the groups to the Company's separate or local taxable income.

    The discussion of the PE Biosystems group's income taxes (see Note 4) should be read in conjunction with the Company's consolidated financial statements and notes thereto.

TRANSFERS OF ASSETS BETWEEN GROUPS

    Transfers of assets can be made between groups without stockholder approval. Such transfers will be made at fair value, as determined by our board of directors. The consideration for such transfers may be paid by one group to the other in cash or other consideration, as determined by our board of directors.

DIVIDENDS

    For purposes of the historical combined financial statements of the PE Biosystems group and the Celera Genomics group, all dividends declared and paid by the Company have been allocated to the PE Biosystems group. The Company initially intends to pay a dividend on PE Biosystems stock but does not anticipate paying dividends on Celera Genomics stock for the foreseeable future.

PRINCIPLES OF COMBINATION

    The PE Biosystems group's combined financial statements have been prepared in accordance with generally accepted accounting principles and, taken together with the Celera Genomics group's combined financial statements, comprise all the accounts included in the corresponding consolidated financial statements of the Company. The combined financial statements of each group reflect the financial condition, results of operations, and cash flows of the businesses included therein. The combined financial statements of the PE Biosystems group include the accounts or assets of the Company specifically allocated to the PE Biosystems group. The preparation of the combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

    On January 22, 1998, the Company acquired PerSeptive Biosystems, Inc. ("PerSeptive"). The acquisition has been accounted for as a pooling of interests and, accordingly, the PE Biosystems group's financial results have been restated to include the combined operations (see Note 2). The PE Biosystems group's fiscal year ended June 30 and PerSeptive's fiscal year ended September 30. The fiscal 1996 and 1997 Combined Statements of Operations combined the PE Biosystems group's results of operations for the years ended June 30, 1996 and 1997 with PerSeptive's results of operations for the fiscal years ended September 30, 1996 and 1997, respectively. The fiscal 1998 Combined Statements of Operations combined the PE Biosystems group's operating results for the year ended June 30, 1998 with PerSeptive's operating results for the nine months ended June 30, 1998 and the three months ended September 30, 1997 (PerSeptive's fiscal 1997 fourth quarter). In order to conform PerSeptive to a June 30 fiscal year-end in fiscal 1998, PerSeptive's results of operations for the three months ended September 30, 1997 have been included in the PE Biosystems group's Combined Statements of Operations for the fiscal years ended June 30, 1997 and 1998.

DISCONTINUED OPERATIONS

    The PE Biosystems group's combined financial statements have been restated to reflect the net assets and operating results of the Analytical Instruments business as discontinued operations pending disposition for all periods presented (see Note 15). The net assets have been reclassified in both the current and long-term asset sections of the Combined Statements of Financial Position for all periods presented. The operating results are reflected in the Combined Statements of Operations as income (loss) from discontinued operations for all periods presented. The accompanying notes, except Note 15, relate only to continuing operations.

RECENT ACCOUNTING STANDARDS

    During the first quarter of fiscal 1999, the PE Biosystems group adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." The provisions of this statement require disclosure of total comprehensive income within the condensed financial statements of interim periods and additional disclosures of the components of comprehensive income on an annual basis. Total comprehensive income includes net income, foreign currency translation adjustments, unrealized gains and losses on available-for-sale investments, and minimum pension liability adjustment. The PE Biosystems group presents such information in its Combined Statements of Group Equity and Comprehensive Income (Loss) and Note 14.

    In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of the statement require the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The PE Biosystems group is required to implement the statement in the first quarter of fiscal 2000. Management is currently analyzing the statement to determine the impact, if any, on the combined financial statements.

EARNINGS PER SHARE

    Historical per share information is omitted from the Combined Statements of Operations because PE Biosystems stock was not part of the capital structure of the Company for the periods presented. Following implementation of the Recapitalization Proposal, earnings per share for PE Biosystems stock will reflect the terms of the new Delaware company's certificate of incorporation and will be computed in accordance with SFAS No.128, "Earnings per Share." Basic earnings per share will be computed by dividing net income for the period by the weighted average number of shares of PE Biosystems stock outstanding. Diluted earnings per share will be computed by dividing net income for the period by the weighted average number of shares of PE Biosystems stock outstanding including the dilutive effect of PE Biosystems stock equivalents. Pro-forma earnings per share, reflecting PE Biosystems stock issued under the Recapitalization Proposal, are presented in the PE Biosystems group's Combined Statements of Operations.

FOREIGN CURRENCY

    Assets and liabilities of foreign operations, where the functional currency is the local currency, are translated into U.S. dollars at the fiscal period-end exchange rates. The related translation adjustments are recorded as a separate component of group equity. Foreign currency revenues and expenses are translated using monthly average exchange rates prevailing during the period. Foreign currency transaction gains and losses, as well as translation adjustments of foreign operations where the functional currency is the U.S. dollar, are included in net income. Transaction gains and (losses) for the periods ended June 30, 1996, 1997, and 1998 were gains of $4.8 million, $1.5 million, and a loss of $2.5 million, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS

    The Company uses derivative financial instruments to offset exposure to market risks arising from changes in foreign currency exchange rates and interest rates. Derivative financial instruments currently utilized by the Company include foreign currency forward contracts, synthetic forward contracts, foreign currency options, and an interest rate swap (see Note 12). All historical combined financial statement amounts have been allocated to the PE Biosystems group.

CASH, SHORT-TERM INVESTMENTS, AND MARKETABLE SECURITIES

    Cash equivalents consist of highly liquid debt instruments, time deposits, and certificates of deposit with original maturities of three months or less. Time deposits and certificates of deposit with original maturities of three months to one year are classified as short-term investments. Short-term investments, which include marketable securities, are recorded at cost, which generally approximates market value.

ACCOUNTS RECEIVABLE


    The Company periodically sells accounts receivable arising from business conducted in Japan. During fiscal 1996, 1997 and 1998, the PE Biosystems group was allocated all cash proceeds received of $61.9 million, $65.7 million and $98.8 million, respectively, from the sale of such receivables. The PE Biosystems group accounts for such sales in accordance with SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" and believes it has adequately provided for any risk of loss that may occur under these arrangements.


INVESTMENTS

    The equity method of accounting is used for investments in joint ventures that are 50% owned or less. Minority equity investments are classified as available-for-sale and carried at market value in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

INVENTORIES

    Inventories are stated at the lower of cost (on a first-in, first-out basis) or market. Inventories at June 30, 1997 and 1998, and December 31, 1998, included the following components:

                                 JUNE 30,
(DOLLAR AMOUNTS IN         --------------------
MILLIONS)                    1997       1998
-------------------------  ---------  ---------   DECEMBER 31,
                                                      1998
                                                 ---------------
                                                   (UNAUDITED)
Raw materials and
  supplies...............  $    25.2  $    45.2     $    52.8
Work-in-process..........        6.1        7.3           9.8
Finished products........       79.8       84.5          97.6
                           ---------  ---------        ------
Total inventories........  $   111.1  $   137.0     $   160.2
                           ---------  ---------        ------
                           ---------  ---------        ------


PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION


    Property, plant and equipment are recorded at cost and consisted of the following at June 30, 1997 and 1998:

(DOLLAR AMOUNTS IN MILLIONS)             1997       1998
-------------------------------------  ---------  ---------
Land.................................  $    13.3  $    12.0
Buildings and leasehold
  improvements.......................       79.3       92.3
Machinery and equipment..............      124.3      173.2
                                       ---------  ---------
Property, plant and equipment, at
  cost...............................      216.9      277.5
Accumulated depreciation and
  amortization.......................       89.6      118.0
                                       ---------  ---------
Property, plant and equipment, net...  $   127.3  $   159.5
                                       ---------  ---------
                                       ---------  ---------

    Major renewals and improvements that significantly add to productive capacity or extend the life of an asset are capitalized. Repairs, maintenance and minor renewals, and improvements are expensed when incurred. Machinery and equipment included capitalized internal-use software, primarily related to the Company's worldwide strategic program to improve its information technology infrastructure, of $9.5 million and $43.3 million at June 30, 1997 and 1998, respectively.

    Provisions for depreciation of owned property, plant and equipment are based upon the expected useful lives of the assets and computed primarily by the straight-line method. Leasehold improvements are amortized over their estimated useful lives or the term of the applicable lease, whichever is less, using the straight-line method. Internal-use software costs are amortized primarily over the expected useful lives, not to exceed seven years.

CAPITALIZED SOFTWARE

    Internal software development costs incurred from the time technological feasibility of the software is established until the software is ready for its intended use are capitalized and included in other long-term assets. Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. The costs are amortized using the straight-line method over a maximum of three years or the expected life of the product, whichever is less. At June 30, 1997, capitalized software costs were not material. At June 30, 1998, capitalized software costs, net of accumulated amortization, were $4.4 million.

INTANGIBLE ASSETS

    The excess of purchase price over the net asset value of companies acquired is amortized on a straight-line method over periods not exceeding 40 years. Patents and trademarks are amortized using the straight-line method over their expected useful lives. At June 30, 1997 and 1998, and December 31, 1998 (unaudited), other long-term assets included goodwill, net of accumulated amortization, of $17.5 million, $69.8 million and $67.3 million, respectively. Accumulated amortization of goodwill was $3.3 million, $6.1 million, and $8.6 million at June 30, 1997 and 1998, and December 31, 1998 (unaudited), respectively.

ASSET IMPAIRMENT

    The PE Biosystems group periodically reviews all long-lived assets for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Assets are written down to fair value when the carrying costs exceed this amount. In fiscal 1996, the PE Biosystems group recorded a cost of sales charge of $9.9 million for the impairment of certain production assets associated with the realignment of the product offerings of PerSeptive. In fiscal 1997, the PE Biosystems group recorded a $.7 million cost of sales charge for the write-down of impaired assets. The impairment losses were determined based upon estimated future cash flows and fair values.

REVENUES

    Revenues are recorded at the time of shipment of products or performance of services. Revenues from service contracts are recorded as deferred service contract revenues and reflected in net revenues over the term of the contract, generally one year.

RESEARCH, DEVELOPMENT AND ENGINEERING

    Research, development and engineering costs are expensed when incurred.

SUPPLEMENTAL CASH FLOW INFORMATION

    All cash paid for interest and income taxes for the following periods and significant non-cash investing and financing activities were allocated to the Perkin-Elmer group:

                                                         FOR THE
                                                     SIX MONTHS ENDED
                              FOR THE
                       YEARS ENDED JUNE 30,            DECEMBER 31,
(AMOUNTS IN       -------------------------------  --------------------
MILLIONS)           1996       1997       1998       1997       1998
----------------  ---------  ---------  ---------  ---------  ---------
                                                       (UNAUDITED)
Interest........  $     8.9  $     6.0  $     5.7  $     2.2  $     1.4
Income taxes....  $    15.0  $    31.3  $    60.5  $    26.3  $    12.2
Significant non-
  cash investing
  and financing
  activities:
  Unrealized
    gain (loss)
    on
   investments..  $    23.2  $     3.2  $    (4.4) $    (3.0) $     2.6
  Dividends
    declared not
    paid........  $     7.4  $     7.5  $      --  $     7.5  $     8.5
  Common shares
    issued in
    PerSeptive
    pooling.....         --         --        4.6         --         --
  Minority
    interest
    assumed.....  $      --  $      --  $    41.3  $    41.3  $      --

UNAUDITED INTERIM FINANCIAL STATEMENTS

    The accompanying unaudited combined interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and in accordance with the Securities and Exchange Commission's rules and regulations for interim reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the PE Biosystems group's management, the unaudited combined interim financial statements include all adjustments, consisting of only normal recurring adjustments, necessary to present fairly such interim financial information.

                      NOTE 2 ACQUISITIONS AND DISPOSITIONS

PERSEPTIVE BIOSYSTEMS, INC.

    The merger (the "Merger") of Seven Acquisition Corp., a wholly-owned subsidiary of the Company, and PerSeptive was consummated on January 22, 1998. PerSeptive develops, manufactures, and markets an integrated line of proprietary consumable products and advanced instrumentation systems for the purification, analysis, and synthesis of biomolecules. As a result of the Merger, PerSeptive, which was the surviving corporation of the Merger, became a wholly-owned subsidiary of the Company on that date. Each outstanding share of PerSeptive common stock was converted into shares of the Company's existing common stock at an exchange ratio equal to 0.1926. Accordingly, the Company issued 4.6 million shares of its existing common stock for all outstanding shares of PerSeptive common stock. Each outstanding option and warrant for shares of PerSeptive common stock was converted into options and warrants for the number of shares of the Company's existing common stock that would have been received if such options and warrants had been exercised immediately prior to the effective time of the Merger. All shares of Series A Redeemable Convertible Preferred Stock of PerSeptive outstanding immediately prior to the effective time of the Merger were converted in accordance with their terms into shares of PerSeptive common stock which were then converted into shares of the Company's existing common stock. As a result of the Merger, PerSeptive's 8 1/4% Convertible Subordinated Notes Due 2001 (the "PerSeptive Notes") became convertible into shares of the Company's existing common stock. On March 23, 1998, the Company redeemed the PerSeptive Notes for a total of $26.1 million representing $24.7 million of principal and $1.4 million of accrued interest and premium relating to the PerSeptive Notes. Additionally, $2.5 million of the principal amount of the PerSeptive Notes was converted by the holders thereof into 35,557 shares of the Company's existing common stock.

    The Merger qualified as a tax-free reorganization and has been accounted for as a pooling of interests. Accordingly, the PE Biosystems group's financial results have been restated to include the combined operations.

    Combined and separate results of the PE Biosystems group and PerSeptive during the periods preceding the Merger were as follows:

                                    PE
                                BIOSYSTEMS       PER-
(DOLLAR AMOUNTS IN MILLIONS)       GROUP        SEPTIVE       ADJ.       COMBINED
-----------------------------  -------------  -----------      ---      -----------
Fiscal year ended June 30,
  1996:
Net revenues.................    $   556.0     $    86.1                 $   642.1
Income (loss) from continuing
  operations.................    $    54.3     $   (50.4)                $     3.9

Fiscal year ended June 30,
  1997:
Net revenues.................    $   671.0     $    96.5                 $   767.5
Income from continuing
  operations.................    $   117.5     $    15.2                 $   132.7

Six months ended
  December 31, 1997
  (unaudited):
Net revenues.................    $   356.8     $    52.6                 $   409.4
Income (loss) from continuing
  operations.................    $    17.2     $    (5.4)   $      .6    $    12.4

    The adjustment for the six months ended December 31, 1997 reflects the inclusion of PerSeptive's operating results within the Company's consolidated tax provision. There were no material intercompany transactions between the PE Biosystems group and PerSeptive during any period presented.

TECAN AG

    The Company acquired a 14.5% interest and approximately 52% of the voting rights in Tecan AG ("Tecan") in December 1997. Tecan is a world leader in the development and manufacturing of automated sample processors, liquid handling systems, and microplate photometry. Used in research, industrial, and clinical markets, these products provide automated solutions for pharmaceutical drug discovery, molecular biology, genomic testing, and clinical diagnostics. The acquisition cost was $53.2 million in cash and was accounted for as a purchase with a minority interest of $41.3 million. The excess purchase price over the fair market value of the underlying assets was $46.2 million and is being amortized over fifteen years.

MOLECULAR INFORMATICS, INC.

    During the second quarter of fiscal 1998, the Company acquired Molecular Informatics, Inc. ("Molecular Informatics"), a leader in the development of infrastructure software for the pharmaceutical, biotechnology, and agrochemical industries as well as for applied markets such as forensics and human identification. The acquisition cost was $53.9 million and was accounted for as a purchase. In connection with the acquisition, $28.9 million of purchased in-process research and development expense was allocated to the PE Biosystems group and $24.7 million was allocated to goodwill and other intangible assets. Goodwill of $9.0 million is being amortized over ten years, and other intangible assets of $15.7 million are being amortized over periods of four to seven years.

    The $28.9 million expensed as in-process research and development represented 53.6% of the purchase price and was attributed and supported by a discounted probable cash flow analysis on a project-by-project basis. At the acquisition date, the technological feasibility of the acquired technology had not been established and the acquired technology had no future alternative uses.

    Approximately 10% of the in-process research and development value was attributed to BioLIMS, a software system that manages data, initiates analysis programs, and captures the results in a centralized, relational database for sequencing instruments; 6% was attributed to GA SFDB, a client-side add-on product to several existing gene sequencing instruments; 38% was attributed to BioMERGE, a client-server management and integration system that organizes proprietary, public, and third-party results in a single relational database for the drug discovery and genomic research markets; 9% was attributed to BioCLINIC, a client-server management and integration system that organizes proprietary, public, and third-party results generated from DNA and protein sequence analysis in a single database for the clinical trials phase of drug development; and 37% was attributed to SDK, an open architecture software platform from which all of Molecular Informatics' future software applications are expected to be derived.

    As of the acquisition date, all of the major functionality for BioLIMS 2.0 had been completed and the product was subsequently released in September 1998. As of the acquisition date, BioLIMS 3.0 was in the design and scoping phase and is expected to be released in June 1999. As of the acquisition date, GA SFDB was in early alpha phase and had been completed concurrent with the development of BioLIMS 2.0 and was released in September 1998. As of the acquisition date, BioMerge 3.0 functional scope was defined and the requirements assessment had been completed and was subsequently released in November 1998. As of the acquisition date, the BioClinic product requirements had been specified and discussions had begun with two potential customers to begin the specific software modifications. Development efforts were terminated in April 1998 due to unsuccessful marketing efforts. As of the acquisition date, the SDK requirements assessment had been completed and the functional scope had been defined. Currently, one successful prototype has been completed and additional development efforts continue in this area.

    At the date of the acquisition, management expected to complete the majority of these projects and commence generating significant revenues in 1999. A total of $11.8 million of the purchase price was attributed to core technology and existing products, primarily related to the BioMERGE product. The risk-adjusted discount rate applied to the project's cash flows was 20% for existing technology and 23% for in-process technology. The risk premium of 3% for in-process technologies was determined by management based upon the associated risks of rolling out these in-process technologies versus the existing technologies for the emerging bioinformatics software industry. Management's cash flow and other assumptions utilized at the time of acquisition had not materially changed at December 31, 1998. The significant risks associated with these products include the limited operating history of Molecular Informatics, uncertainties surrounding market acceptance of such in-process products, competitive threats from other bioinformatics companies, and other risks. Management is primarily responsible for estimating the fair value of such existing and in-process technology.

BIOMETRIC IMAGING, INC.

    During fiscal 1998, the Company acquired a minority equity interest in Biometric Imaging, Inc. for $4.0 million. The Company and Biometric Imaging are collaborating on the development and manufacturing of a high-throughput screening system for use by pharmaceutical research companies to accelerate the drug discovery process. The Company received exclusive worldwide marketing rights for products developed for that market. Biometric Imaging products are designed to help ensure the integrity of transfused products, optimize cell therapy procedures, and monitor disease progression and the efficacy of therapy.

TROPIX, INC.

    During the fourth quarter of fiscal 1996, the Company acquired Tropix, Inc., a world leader in the development, manufacture and sale of chemiluminescent detection technology for life sciences. At the acquisition date, the technological feasibility of the acquired technology had not been established and the acquired technology had no future alternative uses. The acquisition cost, net of cash acquired, was $36.0 million and was accounted for as a purchase. The purchase price was allocated to the net assets acquired and to purchased in-process research and development. Purchased in-process research and development included the value of products in the development stage and not considered to have reached technological feasibility. The Company expensed $22.3 million of the Tropix acquisition cost as in-process research and development, representing 60.3% of the purchase price. This amount was attributed and supported by a discounted probable cash flow analysis on a project-by-project basis. The remaining purchase price was allocated as follows: $10.2 million to proprietary patents and core technology, $1.4 million to trademarks and tradenames, $.2 million to assembled workforce, and $1.9 million to working capital and property, plant and equipment acquired.

    Approximately 56% of the in-process research and development value was attributed to the pharmaceutical screening products project, a project designed to incorporate existing proprietary technologies of Tropix into assay methods for pharmaceutical customers and to perform the screening required by those customers on-site. Additionally, there was to be continued development of suitable assays to improve and expand the technology covered by Tropix patents. The intent was to be a one-stop service where Tropix would develop and perform screening for pharmaceutical customers. Assets in place for this project were the intellectual property of Tropix and the scientific expertise required to customize both the reagents and the methods necessary for the intended use of the customers. Approximately 44% of the in-process research and development value was attributed to the diagnostics products project, a project related to the continued development of the reagent product line. Derivatives of the proprietary technology and expansion of the patents surrounding it were planned to exploit the leadership that Tropix held in its core chemiluminescent products. Also, work was being performed on ancillary reagents to enhance both reactions and stability of existing Tropix dioxetanes. Development of new kits and applications based on the Gal-Star substrate, in particular, were in-process. All of these activities were focused on expanding the existing product line in consumables in order to maintain Tropix's leadership in chemiluminescence.

    Through June 30, 1998, we incurred approximately $2.8 million in additional research and development costs to further develop these projects. The diagnostic products project was completed in fiscal 1997. The Company anticipates spending an additional $.8 million in fiscal 1999 to complete the pharmaceutical screening project. Such costs approximate those anticipated at the date of acquisition.

    A risk-adjusted discount rate of 23% was employed to value the in-process projects. The significant risks associated with these products include the limited operating history of Tropix, uncertainties surrounding market acceptance of such in-process products and other competitive risks. Management is primarily responsible for estimating the fair value of such existing and in-process technologies.

OTHER ACQUISITIONS

    During the fourth quarter of fiscal 1998, the Company made a minority equity investment of $2.5 million in ACLARA BioSciences, Inc. The companies are collaborating on the development of advanced genetic analysis systems.

    The Company entered into a strategic partnership with Hyseq, Inc., acquiring a minority equity interest for an initial cash investment of $5.0 million, during the fourth quarter of fiscal 1997. Hyseq, Inc. applies proprietary DNA array technology to develop gene-based therapeutic product candidates and diagnostic products and tests. In the first quarter of fiscal 1998, the Company increased its investment by $5.0 million

    In fiscal 1996, the Company acquired a minority equity interest in Paracel, Inc., a provider of information filtering technologies for $4.5 million and PerSeptive Technologies Corporation, a research and development company formed to fund the development of novel tools for clinical diagnostics and screening of biological compounds for drug discovery, for $19.3 million. In connection with these life science acquisitions, the PE Biosystems group was allocated $9.5 million of purchased in-process research and development expensed in fiscal 1996.

    The $9.5 million of purchased in-process research and development primarily related to in-process projects at PerSeptive Technologies at the date of acquisition. For all of the fiscal 1996 acquisitions, the technological feasibility of the acquired technology had not been established at the acquisition dates and the acquired technology had no future alternative uses.

    Four projects were in-process at PerSeptive Technologies at the date of acquisition. Three of these projects were abandoned by the Company upon acquisition and, therefore, were not assigned any value. The remaining in-process project was the drug-screening program, a program designed to develop new methodologies for the screening of libraries of biological and chemical compounds to enhance the discovery of drugs. Such project was subsequently transferred to ChemGenics Pharmaceuticals in exchange for a 34% equity interest. In fiscal 1997, after additional research and development efforts by ChemGenics, the Company received a 6% interest in Millennium Pharmaceuticals in exchange for its ownership in ChemGenics and recognized a $25.9 million gain upon such transaction.

    The net assets and results of operations for the above acquisitions accounted for under the purchase method have been included in the combined financial statements of the PE Biosystems group since the date of each acquisition. The pro forma effect of these acquisitions, individually or in the aggregate, on the PE Biosystems group's combined financial statements was not significant.

DISPOSITIONS

    MILLENNIUM PHARMACEUTICALS, INC.

    During fiscal 1998, the PE Biosystems group recorded a before-tax gain of $1.6 million in connection with the release of previously existing contingencies on shares of Millennium Pharmaceuticals, Inc. ("Millennium") common stock. During fiscal 1997, the Company sold approximately 50% of its investment in Millennium and allocated the before-tax gain of $27.5 million associated with the sale to the PE Biosystems group. The gain included $25.9 million from the Company's exchange of a 34% equity interest in ChemGenics Pharmaceuticals, Inc. for an approximate 6% equity interest in Millennium.

    ETEC SYSTEMS, INC.

    In fiscal 1997, the Company completed the sale of its entire equity interest in Etec Systems, Inc. Before-tax gains of $11.7 million and $37.4 million were allocated to the PE Biosystems group for fiscal 1996 and 1997, respectively. Net cash proceeds from the sales were $16.6 million and $45.8 million for fiscal 1996 and 1997, respectively.

                        NOTE 3 DEBT AND LINES OF CREDIT

ALLOCATED DEBT ACTIVITY

    All historical debt activity has been allocated to the PE Biosystems group. Loans payable and long-term debt at June 30, 1997 and 1998 and December 31, 1998 are summarized below:

                              JUNE 30,
(DOLLAR AMOUNTS IN      --------------------
MILLIONS)                 1997       1998
----------------------  ---------  ---------   DECEMBER 31,
                                                   1998
                                              ---------------
                                                (UNAUDITED)
Loans payable:
Short-term loans......  $    23.1  $    12.1     $    31.3
Current portion of
  convertible
  subordinated
  notes...............        6.8
                        ---------  ---------         -----
Total loans payable...  $    29.9  $    12.1     $    31.3
                        ---------  ---------         -----
                        ---------  ---------         -----

Long-term debt:
Yen loan..............  $    33.6  $    27.0     $    33.1
Convertible
  subordinated
  notes...............       20.4
Other.................        5.2        6.7           2.4
                        ---------  ---------         -----
Total long-term
  debt................  $    59.2  $    33.7     $    35.5
                        ---------  ---------         -----
                        ---------  ---------         -----

    The weighted average interest rates at June 30, 1997 and 1998, and December 31, 1998 (unaudited) for loans payable were 3.6% and 1.8%, and 1.4% respectively.

    On March 23, 1998, the Company redeemed PerSeptive's 8 1/4% convertible subordinated notes (see Note 2).

    During the third quarter of fiscal 1997, the Company replaced its Yen 2.8 billion loan, which matured in February 1997, with a Yen 3.8 billion variable rate long-term loan which matures in March 2002. Through an interest rate swap agreement (see Note 12), the effective interest rate for the new loan is 2.1% compared with 3.3% for the previous loan.

    On June 1, 1994, the Company entered into a $100 million three-year revolving credit agreement. The agreement was amended in fiscal 1996 to extend the maturity an additional three years to June 1, 2000. Commitment and facility fees are based on leverage and interest coverage ratios. Interest rates on amounts borrowed vary depending on whether borrowings are undertaken in the domestic or Eurodollar markets. There were no borrowings under the facility at June 30, 1997 or 1998. All other credit facilities available consist of uncommitted overdraft credit lines that are provided at the discretion of local banks. A parent guarantee is required by the facility if the local unit borrows any funds.

    At June 30, 1998, and December 31, 1998, the Company had unused credit facilities for short-term borrowings from domestic and foreign banks in various currencies totaling $343 million and $340 million, respectively.

    Under various debt and credit agreements, the Company is required to maintain certain minimum net worth and interest coverage ratios.

    There are no maturities of long-term debt scheduled for fiscal 1999, 2000, 2001, or 2003. The Yen 3.8 billion loan matures in fiscal 2002.

NOTE PAYABLE TO THE CELERA GENOMICS GROUP

    At September 30, 1998 the Company allocated to the Celera Genomics group a $330 million note payable of the PE Biosystems group. The Company believes its capital resources and the cash flows of the PE Biosystems group will be sufficient to fund the note payable to the Celera Genomics group and to maintain and support the growth requirements of the PE Biosystems group's current operations. The $330 million note represented an allocation of the Company's capital to the Celera Genomics group and did not result in the PE Biosystems group holding an equity interest in the Celera Genomics group. This allocation of capital represented management's decision to allocate a portion of the Company's capital to the Celera Genomics group and the remaining capital to the PE Biosystems group prior to the effective date of the recapitalization. The group financial statements do not include any intergroup equity interests. At December 31, 1998 the outstanding balance of the note was $311.3 million.

                              NOTE 4 INCOME TAXES

    Income before income taxes from continuing operations for fiscal 1996, 1997, and 1998 is summarized below:

(DOLLAR AMOUNTS IN
MILLIONS)                    1996       1997       1998
-------------------------  ---------  ---------  ---------
United States............  $   (27.6) $   130.4  $   (25.2)
Foreign..................       59.1       39.6       84.4
                           ---------  ---------  ---------
Total....................  $    31.5  $   170.0  $    59.2
                           ---------  ---------  ---------
                           ---------  ---------  ---------

    The provision for income taxes from continuing operations includes the PE Biosystems group's allocated portion of income taxes currently payable and those deferred because of differences between the financial statement and tax bases of assets and liabilities. The PE Biosystems group's provision for income taxes from continuing operations consists of the following:

    (DOLLAR AMOUNTS IN
         MILLIONS)             1996       1997       1998
---------------------------  ---------  ---------  ---------
Currently payable:
Domestic...................  $    12.7  $    59.1  $     8.3
Foreign....................       15.6       18.7       17.7
                             ---------  ---------  ---------
Total currently payable....       28.3       77.8       26.0
                             ---------  ---------  ---------
Deferred:
Domestic...................        3.4      (45.8)       6.1
Foreign....................       (4.1)       5.3       (2.6)
                             ---------  ---------  ---------
Total deferred.............        (.7)     (40.5)       3.5
                             ---------  ---------  ---------
Total provision for income
  taxes from continuing
  operations...............  $    27.6  $    37.3  $    29.5
                             ---------  ---------  ---------
                             ---------  ---------  ---------

    Significant components of deferred tax assets and liabilities from continuing operations at June 30, 1997 and 1998 are summarized below:

(DOLLAR AMOUNTS IN MILLIONS)           1997       1998
-----------------------------------  ---------  ---------
Deferred tax assets:
Inventories........................  $      .7  $     4.0
Postretirement and postemployment
  benefits.........................       35.7       35.0
Other reserves and accruals........       48.5       44.3
Tax credit and loss
  carryforwards....................       39.4       32.2
                                     ---------  ---------
Subtotal...........................      124.3      115.5
Valuation allowance................      (69.7)     (62.8)
                                     ---------  ---------
Total deferred tax assets..........       54.6       52.7
                                     ---------  ---------
Deferred tax liabilities:
Millennium equity transaction......        4.3
Other reserves and accruals........        (.2)       6.9
                                     ---------  ---------
Total deferred tax liabilities.....        4.1        6.9
                                     ---------  ---------
Total deferred tax assets, net.....  $    50.5  $    45.8
                                     ---------  ---------
                                     ---------  ---------

    A reconciliation of the federal statutory tax to the PE Biosystems group's continuing tax provision for fiscal 1996, 1997, and 1998 is set forth in the following table:

    (DOLLAR AMOUNTS IN
         MILLIONS)             1996       1997       1998
---------------------------  ---------  ---------  ---------
Federal statutory rate.....        35%        35%        35%
                             ---------  ---------  ---------
Tax at federal statutory
  rate.....................  $    11.0  $    59.5  $    20.7
State income taxes (net of
  federal benefit).........       (1.9)        .1         .1
Effect on income from
  foreign operations.......         .1       41.1        1.2
Effect on income from
  foreign sales
  corporation..............       (1.1)      (1.6)      (2.5)
Acquired research and
  development..............       11.2                  10.1
Restructuring and other
  merger costs.............                              5.2
Domestic temporary
  differences for which
  benefit is recognized....       (9.9)     (56.6)      (4.8)
Benefit of loss not
  recognized/(utilization
  of net operating
  losses)..................       16.9       (7.7)
Effect of goodwill
  write-off................        1.5         .6         .4
Other......................        (.2)       1.9        (.9)
                             ---------  ---------  ---------
Total provision for income
  taxes from continuing
  operations...............  $    27.6  $    37.3  $    29.5
                             ---------  ---------  ---------
                             ---------  ---------  ---------


    The category "domestic temporary differences for which benefit is recognized" reported in the table above reflects the current year benefit attributable to a reduction in the valuation allowance. A portion of the reduction was due to the utilization of domestic tax credit carryforwards and reversing temporary differences, while the remainder resulted from the recognition of various other deferred tax assets that were previously subject to a valuation allowance. The benefit due to the utilization of the tax credit carryforwards and reversing temporary differences was recognized each year because a valuation allowance had been established against these assets in the year of origination. The valuation allowance on the various other deferred tax assets was reduced because although realization was not assured, management believed that due to increasing profitability, it was more likely than not that these deferred tax assets would be realized.

    At June 30, 1998, the Company's worldwide valuation allowance primarily related to foreign tax loss carryforwards, as well as the domestic tax loss carryforwards, temporary differences and tax credit carryforwards recorded as a result of the stock acquisition of PerSeptive in January 1998.

    At June 30, 1998, the PE Biosystems group had an allocated U.S. alternative minimum tax credit carryforward of $4.9 million with an indefinite carryforward period. The Company's subsidiary, PerSeptive, has domestic loss carryforwards of approximately $64 million that will expire between the years 2003 and 2012 which have also been allocated to the PE Biosystems group. The amount of these net operating loss carryforwards that can be utilized annually to offset future taxable income or tax liability has been limited under the Internal Revenue Code as a result of the acquisition. The PE Biosystems group also has been allocated loss carryforwards of approximately $38 million in various foreign countries with varying expiration dates.

    U.S. income taxes have not been provided on approximately $77 million of net unremitted earnings from foreign subsidiaries since the Company intends to permanently reinvest substantially all of such earnings in the operations of the subsidiaries. These earnings include income from manufacturing operations in Singapore, which is tax exempt through the year 2004. In those instances where the Company expects to remit earnings, the effect on the PE Biosystems group's results of operations, after considering available tax credits and amounts previously accrued, was not significant.

    The Company and its subsidiaries are subject to tax examinations in various U.S. and foreign jurisdictions. The Company believes that adequate tax payments have been made and adequate accruals have been recorded for all years.

                      NOTE 5 RETIREMENT AND OTHER BENEFITS

PENSION PLANS

    The Company maintains or sponsors pension plans that cover substantially all worldwide employees. Pension benefits earned are generally based on years of service and compensation during active employment. However, the level of benefits and terms of vesting vary among the plans. Pension plan assets are administered by trustees and are principally invested in equity and fixed income securities. The funding of pension plans is determined in accordance with statutory funding requirements. As the pension activity attributable to the Celera Genomics group was not material for the three years ended June 30, 1998, all pension amounts recognized in the Company's Statements of Financial Position have been allocated to the PE Biosystems group.

    The total worldwide pension expense of continuing operations for all employee pension plans was $3.3 million, $4.6 million, and $4.2 million for fiscal 1996, 1997, and 1998, respectively. The components of net pension expense are set forth in the following table:

(DOLLAR AMOUNTS IN MILLIONS)      1996       1997       1998
------------------------------  ---------  ---------  ---------
Domestic Plans:
Service cost..................  $     3.0  $     3.3  $     4.7
Interest cost.................       27.7       31.9       36.2
Actual return on assets.......      (26.5)     (30.3)     (35.4)
Net amortization and
  deferral....................       (1.1)       (.5)      (1.5)
                                ---------  ---------  ---------
Net pension expense...........  $     3.1  $     4.4  $     4.0
                                ---------  ---------  ---------
                                ---------  ---------  ---------
Foreign Plans:
Service cost..................  $      .2  $      .2  $      .1
Interest cost.................         .2         .1         .2
Actual return on assets.......        (.3)       (.1)       (.2)
Net amortization and
  deferral....................         .1     --             .1
                                ---------  ---------  ---------
Net pension expense...........  $      .2  $      .2  $      .2
                                ---------  ---------  ---------
                                ---------  ---------  ---------

    The following table sets forth the funded status of the plans of continuing operations and amounts recognized in the PE Biosystems group

Combined Statements of Financial Position at June 30, 1997 and 1998:

                                                  DOMESTIC PLANS
                                    ------------------------------------------
                                       ASSETS EXCEED      ACCUMULATED BENEFITS
                                    ACCUMULATED BENEFITS     EXCEED ASSETS
                                    --------------------  --------------------
(DOLLAR AMOUNTS IN MILLIONS)          1997       1998       1997       1998
----------------------------------  ---------  ---------  ---------  ---------
Plan assets at fair value.........  $   474.2  $   559.4  $  --      $  --
Projected benefit obligation......      475.0      544.5       10.7       12.2
                                    ---------  ---------  ---------  ---------
Plan assets greater (less) than
  projected benefit obligation....        (.8)      14.9      (10.7)     (12.2)
Unrecognized items:
  Net actuarial loss..............       43.3       33.4        1.7        2.8
  Prior service cost..............       (5.5)      (4.7)       3.0        2.6
  Net transition (asset)
    obligation....................       (7.2)      (4.8)        .5         .4
Minimum pension liability
  adjustment......................                             (3.8)      (4.1)
                                    ---------  ---------  ---------  ---------
Prepaid (accrued) pension
  expense.........................  $    29.8  $    38.8  $    (9.3) $   (10.5)
                                    ---------  ---------  ---------  ---------
                                    ---------  ---------  ---------  ---------
Actuarial present value of
  accumulated benefits............  $   470.2  $   530.4  $     9.3  $    10.5
Accumulated benefit obligation
  related to vested benefits......  $   461.7  $   522.0  $     8.0  $     9.5

    A minimum pension liability adjustment is required when the actuarial present value of accumulated benefits exceeds plan assets and accrued pension liabilities. The minimum liability adjustment, less allowable intangible assets, net of tax benefit, is reported as a reduction of shareholders' equity and totaled $.7 million and $.4 million at June 30, 1997 and 1998, respectively.

                                                 FOREIGN PLANS
                                              --------------------
                                                 ASSETS EXCEED
                                              ACCUMULATED BENEFITS
                                              --------------------
(DOLLAR AMOUNTS IN MILLIONS)                    1997       1998
--------------------------------------------  ---------  ---------
Plan assets at fair value...................  $     3.1  $     3.6
Projected benefit obligation................        3.2        3.8
                                              ---------  ---------
Plan assets (less) than projected benefit
  obligation................................        (.1)       (.2)
Unrecognized items:
  Net actuarial (gain) loss.................         .8        1.0
                                              ---------  ---------
Prepaid pension expense.....................  $      .7  $      .8
                                              ---------  ---------
                                              ---------  ---------
Actuarial present value of accumulated
  benefits..................................  $     2.2  $     2.5
Accumulated benefit obligation related to
  vested benefits...........................  $     2.0  $     2.4

    The following actuarial assumptions were used in accounting for the defined benefit plans:

                              1997         1998
                           -----------  -----------
Domestic Plans
Assumptions:
  Discount rate..........       8 1/2%           8%
  Compensation increase..           4%           4%
  Long-term rate of            8 1/2 -      8 1/2 -
    return...............       9 1/4%       9 1/4%

Foreign Plans
Assumptions:
  Discount rate..........           6%       5 1/2%
  Compensation increase..       4 1/4%       4 1/4%
  Long-term rate of
    return...............       6 1/2%       6 1/2%

SAVINGS PLAN

    The Company provides a 401(k) savings plan, for most domestic employees, with automatic Company contributions of 2% of eligible compensation and a dollar-for-dollar matching contribution of up to 4% of eligible compensation. Company contributions to this plan for continuing operations of $3.3 million, $4.6 million, and $5.7 million for fiscal 1996, 1997, and 1998, respectively, were allocated to the PE Biosystems group. Amounts attributable to the Celera Genomics group activity were not material.

RETIREE HEALTH CARE AND LIFE INSURANCE BENEFITS

    The Company provides certain health care and life insurance benefits to domestic employees hired prior to January 1, 1993, who retire and satisfy certain service and age requirements. Generally, medical coverage pays a stated percentage of most medical expenses, reduced for any deductible and for payments made by Medicare or other group coverage. The cost of providing these benefits is shared with retirees. The plan is unfunded. As only a limited number of the Celera Genomics group employees were eligible for these benefits, the amounts of which were not material, the postretirement liability has been allocated to the PE Biosystems group.

    The following table sets forth the accrued postretirement benefit liability recognized in the

PE Biosystems group Combined Statements of Financial Position at June 30, 1997 and 1998:

(DOLLAR AMOUNTS IN MILLIONS)               1997       1998
---------------------------------------  ---------  ---------
Actuarial present value of
  postretirement benefit obligation
Retirees...............................  $    60.6  $    60.7
Fully eligible active participants.....        1.0        1.4
Other active participants..............        9.7       10.3
                                         ---------  ---------
Accumulated postretirement benefit
  obligation (APBO)....................       71.3       72.4
Unrecognized net gain..................       24.4       21.5
                                         ---------  ---------
Accrued postretirement benefit
  liability............................  $    95.7  $    93.9
                                         ---------  ---------
                                         ---------  ---------

    The net postretirement benefit cost of continuing operations for fiscal 1997 and 1998 included the following components:

(DOLLAR AMOUNTS IN MILLIONS)                1997       1998
----------------------------------------  ---------  ---------
Service cost............................  $      .1  $      .1
Interest cost...........................        4.8        4.7
Amortization of unrecognized gain.......       (1.1)      (1.2)
                                          ---------  ---------
Net postretirement benefit cost.........  $     3.8  $     3.6
                                          ---------  ---------
                                          ---------  ---------

    The discount rate used in determining the APBO was 8.5% in fiscal 1997 and 8% in fiscal 1998. The assumed health care cost trend rate used for measuring the APBO was divided into two categories:

                                             1997         1998
                                             -----        -----
Participants under age 65...............        10.3%         9.6%
Participants age 65 and over............         7.7%         7.4%

    Both rates were assumed to decline to 5.5% over eight and seven years in fiscal 1997 and 1998, respectively.

    If the health care cost trend rate were increased 1%, the APBO, as of June 30, 1998, would have increased 11%. The effect of this change on the aggregate of service and interest cost for fiscal 1998 would be an increase of 10%.

POSTEMPLOYMENT BENEFITS

    The Company provides certain postemployment benefits to eligible employees. These benefits generally include severance, disability, and medical-related costs paid after employment but before retirement.

            NOTE 6 BUSINESS SEGMENTS AND GEOGRAPHIC AREA INFORMATION

BUSINESS SEGMENTS

    The PE Biosystems group operates in one industry segment. It manufactures and markets biochemical instrument systems and associated consumable products for life science research and related applications. These automated systems are used for synthesis, amplification, purification, isolation analysis and sequencing of nucleic acids, proteins, and other biological molecules.

GEOGRAPHIC AREAS

    Revenues between geographic areas are primarily comprised of the sale of products by the PE Biosystems group's manufacturing units. The revenues reflect the rules and regulations of the respective governing tax authorities. Net revenues and operating profits are reported in the region of destination. Operating income is determined by deducting from net revenues the related costs and operating expenses attributable to the region. Research, development and engineering expenses are reflected in the area where the activity was performed. Other expenses include allocated corporate overhead and administrative shared services. Identifiable assets include all assets directly identified with those geographic areas. Other assets include cash and short-term investments, deferred tax assets, property, plant, and equipment, and other assets that are corporate in nature.

    Export net revenues for fiscal 1996, 1997, and 1998 were $14.1 million, $27.6 million, and $28.5 million, respectively.

GEOGRAPHIC AREAS

                                                     UNITED                  FAR        OTHER
(DOLLAR AMOUNTS IN MILLIONS)                         STATES     EUROPE      EAST      COUNTRIES     OTHER     COMBINED
--------------------------------------------------  ---------  ---------  ---------  -----------  ---------  -----------
1996
Total revenues....................................  $   309.5  $   270.7  $   212.8   $    23.2   $  --       $   816.2
Transfers between geographic areas................      (18.5)     (74.2)     (75.5)       (5.9)                 (174.1)
                                                    ---------  ---------  ---------  -----------  ---------  -----------
Revenues to unaffiliated customers................  $   291.0  $   196.5  $   137.3   $    17.3   $           $   642.1
                                                    ---------  ---------  ---------  -----------  ---------  -----------
Income (loss).....................................  $    18.9  $    47.3  $    43.7   $     1.8   $   (27.6)  $    84.1
Restructuring charge..............................      (17.5)                                                    (17.5)
Acquired research and development.................      (31.8)                                                    (31.8)
Impairment of assets..............................       (9.9)                                                     (9.9)
                                                    ---------  ---------  ---------  -----------  ---------  -----------
  Operating income (loss).........................  $   (40.3) $    47.3  $    43.7   $     1.8   $   (27.6)  $    24.9
                                                    ---------  ---------  ---------  -----------  ---------  -----------
Identifiable assets...............................  $   267.3  $    97.1  $    56.5   $    13.9   $   225.8   $   660.6
Net assets of discontinued operations.............                                                                148.3
                                                                                                             -----------
Total assets......................................                                                            $   808.9

1997
Total revenues....................................  $   383.2  $   333.7  $   255.0   $    27.1   $  --       $   999.0
Transfers between geographic areas................      (34.1)     (93.8)     (95.3)       (8.3)                 (231.5)
                                                    ---------  ---------  ---------  -----------  ---------  -----------
Revenues to unaffiliated customers................  $   349.1  $   239.9  $   159.7   $    18.8   $           $   767.5
                                                    ---------  ---------  ---------  -----------  ---------  -----------
Income (loss).....................................  $    24.5  $    61.4  $    45.8   $     3.7   $   (34.4)  $   101.0
Impairment of assets..............................        (.7)                                                      (.7)
                                                    ---------  ---------  ---------  -----------  ---------  -----------
  Operating income (loss).........................  $    23.8  $    61.4  $    45.8   $     3.7   $   (34.4)  $   100.3
                                                    ---------  ---------  ---------  -----------  ---------  -----------
Identifiable assets...............................  $   314.0  $   112.3  $    70.2   $     6.2   $   350.2   $   852.9
Net assets of discontinued operations.............                                                                150.9
                                                                                                             -----------
Total assets......................................                                                            $ 1,003.8

1998
Total revenues....................................  $   496.4  $   377.2  $   274.2   $    36.7   $  --       $ 1,184.5
Transfers between geographic areas................      (43.5)     (85.3)    (102.7)      (12.9)                 (244.4)
                                                    ---------  ---------  ---------  -----------  ---------  -----------
Revenues to unaffiliated customers................  $   452.9  $   291.9  $   171.5   $    23.8   $           $   940.1
                                                    ---------  ---------  ---------  -----------  ---------  -----------
Income (loss).....................................  $    37.8  $    72.0  $    55.7   $     3.0   $   (38.1)  $   130.4
Restructuring and other merger costs..............      (26.2)     (21.7)       (.2)                              (48.1)
Acquired research and development.................      (28.9)                                                    (28.9)
                                                    ---------  ---------  ---------  -----------  ---------  -----------
  Operating income (loss).........................  $   (17.3) $    50.3  $    55.5   $     3.0   $   (38.1)  $    53.4
                                                    ---------  ---------  ---------  -----------  ---------  -----------
Identifiable assets...............................  $   442.7  $   206.4  $    62.9   $     9.9   $   189.3   $   911.2
Net assets of discontinued operations.............                                                                217.7
                                                                                                             -----------
Total assets......................................                                                            $ 1,128.9

                              NOTE 7 GROUP EQUITY

    PE Biosystems stock will represent a separate class of the new Delaware company's common stock if the Company's Recapitalization Proposal is approved. Additional shares of PE Biosystems stock may be issued from time to time upon exercise of stock options or at the discretion of the Company's Board.

SHAREHOLDERS' PROTECTION RIGHTS PLAN

    The Company has a Shareholder's Protection Rights Plan (the "Original Rights Agreement") designed to protect shareholders against abusive takeover tactics by issuing participating preferred stock purchase rights (the "Original Rights") for each share of existing common stock. Each Original Right entitles the holder to buy one one-hundredth of a newly issued share of participating preferred stock having economic and voting terms similar to those of one share of existing common stock at an exercise price of $90, subject to adjustment.

    The Original Rights are exercisable only if a person or a group acquires 20% of more of the Company's existing common stock or commences a tender offer for 20% or more of the Company's existing common stock. Before that time, the rights trade with the common stock, but thereafter they become separately tradeable.

    Upon exercise, each Original Right entitles the holder to purchase a number of shares of preferred stock of the Company having a market value of two times the exercise price. If the Company is acquired in a merger or other business combination, each Original Right will entitle the holder to purchase at the then exercise price a number of shares of common stock of the acquiring company having a market value of two times such exercise price. If any person or group acquires between 20% and 50% of the Company's shares, the Company's Board may, at its option, exchange one share of the Company's existing common stock for each Original Right. The Original Rights are redeemable at the Company's option at one cent per right prior to a person or group becoming an acquiring person.

    If the Recapitalization Proposal is implemented, the Company will enter into a new rights agreement (the "New Rights Agreement"), substantially similar to the Original Rights Agreement containing provisions designed to, among other things, (1) reflect the new equity structure of the Company and (2) reset the prices at which rights issued under the New Rights Agreement may be exercised for shares of participating preferred stock. As of the effective time of the recapitalization, the Company will (1) designate a new series of preferred stock as the Series A Participating Junior Preferred Stock, (2) designate another new series of Preferred Stock as the Series B Participating Junior Preferred Stock,
(3) issue one right for each share of PE Biosystems stock (a "PE Biosystems Right"), which will allow holders to purchase shares of Series A Participating Junior Preferred Stock under conditions specified in the New Rights Agreement and (4) issue one right for each share of Celera Genomics stock (a "Celera Genomics Right"), which will allow holders to purchase shares of series B Participating Junior Preferred Stock under conditions specified in the New Rights Agreement.

    The Rights will expire on the tenth anniversary of the adoption of the New Rights Agreement, unless extended or terminated by the Company. The Rights would be exercisable only if a person or group acquires (1) 15% or more of the shares of PE Biosystems stock then outstanding or (2) 15% or more of the shares of Celera Genomics stock then outstanding, or commences a tender offer that would result in such person or groups beneficially owning such number of shares. In such event, each right would entitle the holder to purchase from the Company (1) in the case of a PE Biosystems Right, one one-thousandth (1/1000th) of a share of Series A Participating Junior Preferred Stock at a purchase price of $425, subject to adjustment, and (2) in the case of a Celera Genomics Right, one one-thousandth (1/1000th) of a share of Series B Participating Junior Preferred Stock at a purchase price of $125, subject to adjustment.

                          NOTE 8 STOCK INCENTIVE PLANS

1999 INCENTIVE STOCK PLANS

    The Board has approved PE Corporation/ PE Biosystems Group 1999 Stock Incentive Plan (the "PE Biosystems Group Plan") and PE Corporation/Celera Genomics Group 1999 Stock Incentive Plan (the "Celera Genomics Group Plan"), subject to shareholder approval. The PE Biosystems Group Plan authorizes grants of stock options, stock awards and performance shares with respect to PE Biosystems stock. The Celera Genomics Group Plan authorizes grants of stock options, stock awards, and performance shares with respect to Celera Genomics stock. The Company does not currently intend to grant awards under the PE Biosystems Group Plan to members of the Celera Genomics group. It is intended, however, that certain directors, officers and key employees of the Company with responsibilities involving both the PE Biosystems group and the Celera Genomics group and certain key employees of each group may be granted awards under both incentive plans, in a manner which reflects their responsibilities. The Board believes that permitting incentive awards to be made to participants with respect to the class of common stock which reflects the performance of the group's business in which the participants work and, in certain cases the other group, is in the best interest of the Company and its stockholders.

    Several existing stock incentive plans which offer benefits in the form of, or based on the performance of, the existing common stock will be affected by the Recapitalization Proposal. The affected plans and management's intentions with respect to those plans upon the approval and implementation of the Recapitalization Proposal are discussed below.

STOCK OPTION PLANS

    Under the Company's stock option plans, officers and other key employees may be, and directors are, granted options, each of which allows for the purchase of existing common stock at a price of not less than 100% of fair market value at the date of grant. Under the normal vesting requirements, 50% of the options are exercisable after one year and 100% after two years. Options generally expire ten years from the date of grant.

    Transactions relating to the stock option plans of the Company are summarized below:

                                            WEIGHTED
                              NUMBER OF      AVERAGE
                               OPTIONS   EXERCISE PRICE
                              ---------  ---------------
FISCAL 1996
Outstanding at June 30,
  1995......................  4,597,214     $   29.97
Granted.....................    820,495     $   46.43
Exercised...................  1,393,807     $   29.48
Cancelled...................    201,367     $   34.17
                              ---------
Outstanding at June 30,
  1996......................  3,822,535     $   34.05
Exercisable at June 30,
  1996......................  2,544,100     $   30.17

FISCAL 1997
Granted.....................  1,595,528     $   59.78
Exercised...................  1,167,179     $   29.73
Cancelled...................     95,281     $   43.17
                              ---------
Outstanding at June 30,
  1997......................  4,155,603     $   45.03
Exercisable at June 30,
  1997......................  2,254,052     $   35.24

FISCAL 1998
Granted.....................  1,997,041     $   70.41
Exercised...................    780,994     $   34.76
Cancelled...................    154,686     $   71.42
                              ---------
Outstanding at June 30,
  1998......................  5,216,964     $   55.51
Exercisable at June 30,
  1998......................  2,936,389     $   43.12

    At June 30, 1998, 241,437 shares remained available for option grant.

    The following table summarizes information regarding options outstanding and exercisable at June 30, 1998:

                                             WEIGHTED AVERAGE
                                       ----------------------------
                                         CONTRACTUAL
(OPTION PRICES PER         NUMBER OF   LIFE REMAINING    EXERCISE
SHARE)                      OPTIONS       IN YEARS         PRICE
------------------------  -----------  ---------------  -----------
Options outstanding:
  At $ 2.04--$ 29.95....     448,472            4.2      $   20.93
  At $30.25--$ 59.75....   2,038,936            7.0      $   40.87
  At $60.06--$ 85.69....   2,713,648            9.3      $   71.83
  At $90.86--$163.55....      15,908            5.4      $  120.86

Options exercisable:
  At $ 2.04--$ 29.95....     448,472            4.2      $   20.93
  At $30.25--$ 59.75....   1,992,736            6.9      $   40.53
  At $60.06--$ 83.69....     479,273            8.7      $   72.07
  At $90.86--$163.55....      15,908            5.4      $  120.86

    If the Recapitalization Proposal is approved by the shareholders and implemented by the Board, each outstanding stock option under the Company's stock option plans will be converted into separately exercisable options to acquire one share of PE Biosystems stock and 0.5 of a share of Celera Genomics stock. The exercise price for the resulting PE Biosystems stock options and Celera Genomics stock options will be calculated by multiplying the exercise price under the original option from which they were converted by a fraction, the numerator of which is the opening price of PE Biosystems stock or Celera Genomics stock, as the case may be, on the first date such stocks are traded, on the New York Stock Exchange and the denominator of which is the sum of such PE Biosystems stock and Celera Genomics stock prices. However, the aggregate intrinsic value of the options will not be increased, and the ratio of the exercise price per option to the market value per share will not be reduced. In addition, the vesting provision and option periods of the original grants will remain the same when converted. No further grants may be made under the amended plan.

EMPLOYEE STOCK PURCHASE PLAN

    The Company's Employee Stock Purchase Plan offers domestic and certain foreign employees the right to purchase, over a certain period, shares of existing common stock on an annual offering date. The purchase price in the United States is equal to the lower of 85% of the average market price of the common stock on the offering date or 85% of the average market price of the common stock on the last day of the purchase period. Provisions of the plan for employees in foreign countries vary according to local practice and regulations.

    Common stock issued under the Employee Stock Purchase Plan during fiscal 1996, 1997, and 1998 totaled 77,000 shares, 111,000 shares, and 174,000 shares, respectively. At June 30, 1998, 499,000 shares remained available for issuance.

    If the Recapitalization Proposal is approved by the shareholders and implemented by the Board, the terms of the offering will be adjusted to allow employees to purchase either PE Biosystems stock or Celera Genomics stock for each share of existing common stock.

DIRECTOR STOCK PURCHASE AND DEFERRED COMPENSATION PLAN

    The Company has a Director Stock Purchase and Deferred Compensation Plan that requires non-employee directors of the Company to apply at least 50% of their annual retainer to the purchase of existing common stock. The purchase price is the fair market value on the first business day of the third month of each fiscal quarter. At June 30, 1998, approximately 87,000 shares were available for issuance.

    If the Recapitalization Proposal is approved, each share of stock currently held will be converted into one share of PE Biosystems stock and 0.5 of a share of Celera Genomics stock. In addition, it is intended that non-employee directors will be required to apply at least 50% their annual retainer to the purchase of both PE Biosystems stock and Celera Genomics stock in a ratio approximately equal to the number of shares of PE Biosystems stock and Celera Genomics stock outstanding.

RESTRICTED STOCK

    As part of the Company's stock incentive plans, key employees may be, and non-employee directors are, granted shares of restricted stock that will vest when certain continuous employment/service restrictions and/or specified performance goals are achieved. The fair value of shares granted is generally expensed over the restricted periods, which may vary depending on the estimated achievement of performance goals.

    Restricted stock granted to key employees and non-employee directors during fiscal 1996, 1997, and 1998 totaled 185,000 shares (155,000 of which were subject to shareholder approval in fiscal 1997), 42,000 shares, and 4,350 shares, respectively. Compensation expense of continuing operations recognized by the PE Biosystems group for these awards was $4.1 million, $9.1 million, and $1.8 million in fiscal 1996, 1997, and 1998, respectively.

    Upon approval and implementation of the Recapitalization Proposal, each share of restricted stock currently held will be redesignated as one share of PE Biosystems stock and 0.5 of a share of Celera Genomics stock.

PERFORMANCE UNIT BONUS PLAN

    The Company has a Performance Unit Bonus Plan whereby employees may be awarded performance units in conjunction with an equal number of stock options. A performance unit represents the right to receive a cash or stock payment from the Company at a specified date in the future. The amount of the payment is equal to the fair market value of a share of common stock on the date of the grant. The performance units vest upon shares of the Company's existing common stock attaining and maintaining specific stock price levels for a specified period, and are payable on or after June 26, 2000. As of June 30, 1998, 324,500 performance units were outstanding. Compensation expense of continuing operations recognized by the PE Biosystems group for these awards totaled $5.1 million in fiscal 1998.

    Upon approval and implementation of the Recapitalization Proposal, each performance unit will be converted in conjunction with the conversion of the Company's stock options.

OTHER
    The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," in 1996. The Company has elected to continue to account for its stock-based compensation plans under Accounting Principles Board ("APB") Opinion No. 25 and disclose the pro forma effects of the plans on net income and earnings per share as provided by SFAS No. 123. Accordingly, no compensation expense has been recognized for the stock option plans and employee stock purchase plans as all options have been issued at fair market value. Since PE Biosystems stock was not part of the capital structure of the Company for the periods presented, there were no stock options outstanding. Therefore, the pro forma effect of PE Biosystems stock options on the accompanying historical combined financial statements is not presented.

                         NOTE 9 ADDITIONAL INFORMATION

SELECTED ACCOUNTS

    The following table provides the major components of selected accounts of the Combined Statements of Financial Position:

                                         AT JUNE 30,
                                     --------------------
(DOLLAR AMOUNTS IN MILLIONS)           1997       1998
-----------------------------------  ---------  ---------
Other long-term assets:
Goodwill...........................  $    17.5  $    69.8
Other..............................      137.9      170.8
                                     ---------  ---------
Total other long-term assets.......  $   155.4  $   240.6
                                     ---------  ---------
                                     ---------  ---------
Other accrued expenses:
Deferred service contract
  revenues.........................  $    20.4  $    28.4
Restructuring provisions...........     --           26.9
Other..............................       57.5       65.9
                                     ---------  ---------
Total other accrued expenses.......  $    77.9  $   121.2
                                     ---------  ---------
                                     ---------  ---------
Other long-term liabilities:
Accrued postretirement benefits....  $    91.2  $    87.4
Other..............................       27.8       36.6
                                     ---------  ---------
Total other long-term liabilities..  $   119.0  $   124.0
                                     ---------  ---------
                                     ---------  ---------

                  NOTE 10 RESTRUCTURING AND OTHER MERGER COSTS

    The PE Biosystems group initiated a restructuring plan in fiscal 1998 for actions associated with the acquisition of PerSeptive. Fiscal 1996 also included a charge by PerSeptive for restructuring actions and other related costs. The before-tax charges associated with the implementation of these restructuring plans were $17.5 million and $48.1 million for fiscal 1996 and 1998, respectively.

FISCAL 1996

    Fiscal 1996 included a charge by PerSeptive for restructuring actions and other related costs. These costs primarily related to actions to identify research and development programs, discontinue certain product lines, and make organizational changes. The components of these costs included $9.8 million related to the write-off of certain long-term assets used in discontinued product offerings and other asset impairments, $2.6 million of severance costs principally resulting from approximately 65 U.S. and European employee terminations, and $5.1 million of accrued legal costs primarily related to patent defense costs. The majority of asset write-offs and severance costs were completed in fiscal 1996. Legal costs paid were $1.6 million, $1.6 million, and $.3 million in fiscal 1996, 1997, and 1998, respectively. No significant adjustments were made to the liability accrued in fiscal 1996.

FISCAL 1998

    During fiscal 1998, the PE Biosystems group recorded a $48.1 million before-tax charge for restructuring and other merger costs to integrate PerSeptive into the PE Biosystems group following the acquisition. The objectives of this plan are to lower PerSeptive's cost structure by reducing excess manufacturing capacity, achieve broader worldwide distribution of PerSeptive's products, and combine sales, marketing, and administrative functions. The charge included: $33.9 million for restructuring the combined operations; $8.6 million for transaction costs; and $4.1 million of inventory-related write-offs, recorded in cost of sales, associated with the rationalization of certain product lines. Additional non-recurring acquisition costs of $1.5 million for training, relocation, and communication were recognized as period expenses in the third and fourth quarters of fiscal 1998, and classified as other merger-related costs. During fiscal 1999, the PE Biosystems group recognized $2.0 million of additional merger-related period expenses as part of this plan, and the PE Biosystems group expects to incur an additional $3.0 million to $5.0 million of merger-related costs for training, relocation, and communication over the remaining quarters of fiscal 1999. These costs will be recognized as period expenses when incurred and will be classified as other merger-related costs.

    The $33.9 million restructuring charge includes $13.8 million for severance-related costs and workforce reductions of approximately 170 employees, consisting of 114 employees in production labor and 56 employees in sales and administrative support. The remaining $20.1 million represents facility consolidation and asset-related write-offs and includes: $11.7 million for contract and lease terminations and facility related expenses in connection with the reduction of excess manufacturing capacity; $3.2 million for dealer termination payments, sales office consolidations, and consolidation of sales and administrative support functions; and $5.2 million for the write-off of certain tangible and intangible assets and the termination of certain contractual obligations. These restructuring actions are expected to be substantially completed by the end of fiscal 1999. Transaction costs of $8.6 million include acquisition-related investment banking and professional fees. As of December 31, 1998, approximately 120 employees were separated under the plan, and the actions are proceeding as planned.

    The following table details the major components of the fiscal 1998 restructuring plan:

                                                 FACILITY
                                                 CONSOLIDATION
                                                 AND ASSET
                                                  RELATED
(DOLLAR AMOUNTS IN MILLIONS)         PERSONNEL   WRITE-OFFS  TOTAL
-----------------------------------  ---------   ---------   ------
Provision:
Reduction of excess European
  manufacturing capacity...........    $ 5.1       $11.7     $ 16.8
Consolidation of sales and
  administrative support...........      8.7         3.2       11.9
Other..............................                  5.2        5.2
                                     ---------   ---------   ------
Total provision....................    $13.8       $20.1     $ 33.9
                                     ---------   ---------   ------
Fiscal 1998 activity:
Reduction of excess European
  manufacturing capacity...........    $--         $  .4     $   .4
Consolidation of sales and
  administrative support...........       .3         1.2        1.5
Other..............................                  5.1        5.1
                                     ---------   ---------   ------
Total fiscal 1998 activity.........    $  .3       $ 6.7     $  7.0
                                     ---------   ---------   ------
Fiscal 1999 activity:
Reduction of excess European
  manufacturing capacity...........    $  .1       $ 5.2     $  5.3
Consolidation of sales and
  administrative support...........      2.1          .5        2.6
Other..............................
                                     ---------   ---------   ------
Total fiscal 1999 activity
  (unaudited)......................    $ 2.2       $ 5.7     $  7.9
                                     ---------   ---------   ------
Balance at December 31, 1998:
Reduction of excess European
  manufacturing capacity...........    $ 5.0       $ 6.1     $ 11.1
Consolidation of sales and
  administrative support...........      6.3         1.5        7.8
Other..............................                   .1         .1
                                     ---------   ---------   ------
Balance at December 31, 1998
  (unaudited)......................    $11.3       $ 7.7     $ 19.0
                                     ---------   ---------   ------
                                     ---------   ---------   ------

                     NOTE 11 COMMITMENTS AND CONTINGENCIES

    Future minimum payments at June 30, 1998 under non-cancelable operating leases for real estate and equipment were as follows:

(DOLLAR AMOUNTS IN MILLIONS)
---------------------------------------------
1999.........................................  $    21.0
2000.........................................       16.8
2001.........................................       15.2
2002.........................................       13.2
2003.........................................       12.2
2004 and thereafter..........................       60.6
                                               ---------
Total........................................  $   139.0
                                               ---------
                                               ---------

    Rental expense was $23.5 million in fiscal 1996, $22.2 million in fiscal 1997, and $28.7 million in fiscal 1998.

    In fiscal 1997, the PE Biosystems group entered into a fifteen-year non-cancelable lease for a facility in Foster City, California, effective July 1, 2000. Total lease payments over the fifteen-year period will be approximately $42 million.

    The Company has been named as a defendant in several legal actions, including patent, commercial, and environmental, arising from the conduct of the PE Biosystems group's normal business activities. Although the amount of any liability that might arise with respect to any of these matters cannot be accurately predicted, the resulting liability, if any, will not in the opinion of management have a material adverse effect on the financial statements of the PE Biosystems group or the Company.

    The holders of PE Biosystems stock will be stockholders of the Company and will continue to be subject to all risks associated with an investment in the Company, including any legal proceedings and claims affecting the Celera Genomics group.

                         NOTE 12 FINANCIAL INSTRUMENTS

    The PE Biosystems group utilizes foreign exchange forward, option, and synthetic forward contracts and an interest rate swap agreement to manage foreign currency and interest rate exposures. The principal objective of these contracts is to minimize the risks and/or costs associated with global financial and operating activities. The PE Biosystems group does not use derivative financial instruments for trading or other speculative purposes, nor is the PE

Biosystems group a party to leveraged derivatives.

FOREIGN CURRENCY RISK MANAGEMENT

    Foreign exchange forward, option, and synthetic forward contracts are used primarily to hedge reported and anticipated cash flows resulting from the sale of products in foreign locations. Option contracts outstanding at June 30, 1998 were purchased at a cost of $4.1 million. Under these contracts, the Company has the right, but not the obligation, to purchase or sell foreign currencies at fixed rates at various maturity dates. These contracts are utilized primarily when the amount and/or timing of the foreign currency exposures are not certain. Synthetic forward contracts outstanding at June 30, 1998 were purchased having no up-front cost. Under these contracts, the Company may participate in some favorable currency movements but is protected against adverse currency changes. These contracts are used as an alternative to options to reduce the cost of the Company hedging program.

    At June 30, 1997 and 1998, and December 31, 1998 the Company had forward, option, and synthetic forward contracts outstanding for the sale and purchase of foreign currencies at fixed rates as summarized in the table below:

                                                                                 DECEMBER 31, 1998
                                    JUNE 30, 1997           JUNE 30, 1998           (UNAUDITED)
                                ---------------------   ---------------------   --------------------
(DOLLAR AMOUNTS IN MILLIONS)      SALE      PURCHASE      SALE      PURCHASE      SALE      PURCHASE
------------------------------  ---------   ---------   ---------   ---------   ---------   --------
Japanese Yen..................    $  74.6     $--         $  99.4     $--         $  82.0     $
French Francs.................       14.1                    16.9         .2          8.7
Australian Dollars............        7.4                     7.5                     6.8
German Marks..................       11.4                    17.2                    22.4       1.4
Italian Lira..................        5.6        1.2         21.4         .8         14.2
British Pounds................                   1.7         27.0       12.6         25.6      21.1
Swiss Francs..................        3.2                     8.2        4.0          5.8      10.5
Swedish Krona.................        1.4                     6.1                     6.5        .2
Danish Krona..................        1.0                     5.3                     5.2        .2
Other.........................        3.4                    21.5         .2         19.6       3.3
                                ---------   ---------   ---------   ---------   ---------   --------
Total.........................    $ 122.1     $  2.9      $ 230.5     $ 17.8      $ 196.8     $36.7
                                ---------   ---------   ---------   ---------   ---------   --------
                                ---------   ---------   ---------   ---------   ---------   --------

    Foreign exchange contracts are accounted for as hedges of firm commitments and anticipated foreign currency transactions. With respect to firm commitments, unrealized gains and losses are deferred and included in the basis of the transaction underlying the commitment. Gains and losses on foreign currency transactions are recognized in income and offset the foreign exchange losses and gains, respectively, on the related transactions. The amount of the contracts covering anticipated transactions is marked to market and recognized in income.

INTEREST RATE RISK MANAGEMENT

    In fiscal 1997, the Company entered into an interest rate swap in conjunction with a five-year Japanese Yen debt obligation (see Note 3). The interest rate swap agreement involves the payment of a fixed rate of interest and the receipt of a floating rate of interest without the exchange of the underlying notional loan principal amount. Under this contract, the Company will make fixed interest payments of 2.1% while receiving interest at a LIBOR floating rate. No other cash payments will be made unless the contract is terminated prior to maturity, in which case the amount to be paid or received in settlement is established by agreement at the time of termination. The agreed upon amount usually represents the net present value at the then existing interest rates of the remaining obligation to exchange payments under the terms of the contract.

    Based on the level of interest rates prevailing at June 30, 1998, the fair value of the Company floating rate debt approximated its carrying value. There would be a payment of $.9 million to terminate the related interest rate swap contract, which would equal the unrealized loss. Unrealized gains or losses on debt or interest rate swap contracts are not recognized for financial reporting purposes unless the debt is retired or the contracts are terminated prior to maturity. A change in interest rates would have no impact on the Company's reported interest expense and related cash payments because the floating rate debt and fixed rate swap contract have the same maturity and are based on the same interest rate index.

CONCENTRATIONS OF CREDIT RISK

    The forward contracts, options, synthetic forwards, and swaps used by the Company in managing its foreign currency and interest rate exposures contain an element of risk that the counterparties may be unable to meet the terms of the agreements. However, the Company minimizes such risk exposure by limiting the counterparties to a diverse group of highly rated major domestic and international financial institutions with which the Company has other financial relationships. The Company is exposed to potential losses in the event of non-performance by these counterparties; however, the Company does not expect to record any losses as a result of counterparty default. The Company does not require and is not required to place collateral for these financial instruments.

FAIR VALUE

    The fair value of foreign currency forward, option (net of fees), and synthetic forward contracts, as well as interest rate swaps, is estimated based on quoted market prices of comparable contracts and reflects the amounts the Company would receive (or pay) to terminate the contracts at the reporting date. The following table presents notional amounts and fair values of the Company derivatives at June 30, 1997 and 1998:

                              1997                      1998
                    ------------------------  ------------------------
(DOLLAR AMOUNTS IN   NOTIONAL                  NOTIONAL
MILLIONS)             AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
------------------  -----------     -----     -----------     -----
Forward
  contracts.......   $    89.0    $    (3.7)   $   123.9    $     2.1
Purchased
  options.........   $    36.1    $      .3    $    76.7    $     1.3
Synthetic
  forwards........                             $    41.5    $     1.7
Interest rate
  swap............   $    33.6    $      .2    $    27.0    $     (.9)

    The following methods are used in estimating the fair value of other significant financial instruments held or owed by the Company. Cash and short-term investments approximate their carrying amount due to the duration of these instruments. Fair values of minority equity investments and notes receivable are estimated based on quoted market prices, if available, or quoted market prices of financial instruments with similar characteristics. The fair value of debt is based on the current rates offered to the Company for debt of similar remaining maturities. The following table presents the carrying amounts and fair values of the Company's other financial instruments at June 30, 1997 and 1998:

                                  1997                     1998
                         ----------------------  ------------------------
(DOLLAR AMOUNTS IN        CARRYING      FAIR      CARRYING
MILLIONS)                  AMOUNT       VALUE      AMOUNT     FAIR VALUE
-----------------------  -----------  ---------  -----------     -----
Cash and short-term
  investments..........   $   217.2   $   217.2   $    84.1    $    84.1
Minority equity
  investments..........   $    22.6   $    22.6   $    29.2    $    29.2
Note receivable........   $     7.2   $     7.2
Short-term debt........   $    29.9   $    29.9   $    12.1    $    12.1
Long-term debt.........   $    59.2   $    59.0   $    33.7    $    34.6

    Net unrealized gains and losses on minority equity investments are reported as a separate component of shareholders' equity. The PE Biosystems group reported an unrealized holding gain of $3.1 million at June 30, 1997 and a $1.4 million unrealized holding loss at June 30, 1998.

                       NOTE 13 RELATED PARTY TRANSACTIONS

RELATED PARTY TRANSACTIONS

    One of the Company's directors is an employee of the Roche Group, a pharmaceutical manufacturer and strategic partner of the Company in the biotechnology field. The PE Biosystems group made payments to the Roche Group and its affiliates, for the purchase of reagents and consumables, of $59.7 million, $68.2 million, and $72.5 million in fiscal 1996, 1997, and 1998, respectively.

SALES OF PRODUCTS AND SERVICES BETWEEN GROUPS

    A group will sell products or services to the other group on terms that would be available from third parties in commercial transactions. If terms for such transactions are not available, the purchasing group will pay fair value as determined by the Board for such products and pay for such services at fair value, as determined by the Board, or at the cost (including overhead) of the selling group. For the six month period ended December 31, 1998, unaudited revenues included $8.4 million of instruments and consumables and $1.4 million of research services to the Celera Genomics group.

ACCESS TO TECHNOLOGY AND KNOW-HOW

    Each group will have free access to all Company technology and know-how (excluding products and services of the other group) that may be useful in that group's business, subject to obligations and limitations applicable to the Company and to such exceptions that the Board may determine. The groups will consult with each other on a regular basis concerning technology issues that affect both groups. The costs of developing this technology remain in the group responsible for its development.

             NOTE 14 ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
    Accumulated other comprehensive income (loss) for fiscal 1996, 1997, 1998, and for the six months ended December 31, 1998 (unaudited) is as follows:

                                                                          FOREIGN                      MINIMUM
                                                                         CURRENCY      UNREALIZED      PENSION
                                                                        TRANSLATION  GAIN (LOSS) ON   LIABILITY
(DOLLARS AMOUNTS IN MILLIONS)                                           ADJUSTMENTS   INVESTMENTS    ADJUSTMENT
----------------------------------------------------------------------  -----------  --------------  -----------
Balance at June 30, 1995..............................................   $    10.0     $   --         $   (34.4)
Current period activity...............................................       (10.9)          23.2           5.0
                                                                        -----------       -------    -----------

Balance at June 30, 1996..............................................         (.9)          23.2         (29.4)
Current period activity...............................................        (4.2)         (20.1)         28.7
                                                                        -----------       -------    -----------

Balance at June 30, 1997..............................................        (5.1)           3.1           (.7)
Current period activity...............................................        (2.7)          (4.5)           .3
                                                                        -----------       -------    -----------

Balance at June 30, 1998..............................................        (7.8)          (1.4)          (.4)
Current period activity...............................................         5.1            2.7
                                                                        -----------       -------    -----------

Balance at December 31, 1998 (unaudited)..............................   $    (2.7)    $      1.3     $     (.4)
                                                                        -----------       -------    -----------
                                                                        -----------       -------    -----------

                        NOTE 15 DISCONTINUED OPERATIONS

    On January 21, 1999, we announced a plan to sell our Analytical Instruments business. On March 8, 1999, we announced an agreement for the sale of this business to EG&G, Inc. for $425 million. Under the terms of the agreement, we will receive $275 million in cash and a $150 million one-year note. Accordingly, the results have been reclassified from amounts previously reported and are stated separately in the combined financial statements as discontinued operations pending disposition. The Company expects to recognize a gain on disposal. However, the actual results could differ significantly depending on the transaction costs incurred and the amount expected to be realized upon the sale of the business. Summary results prior to discontinuance were as follows:


                                                                                                     FOR THE SIX MONTHS
                                                                         FOR THE YEARS ENDED               ENDED
                                                                              JUNE 30,                  DECEMBER 31,
                                                                   -------------------------------  --------------------
(DOLLAR AMOUNTS IN MILLIONS)                                         1996       1997       1998       1997       1998
-----------------------------------------------------------------  ---------  ---------  ---------  ---------  ---------
                                                                                                        (UNAUDITED)
Net revenues.....................................................  $   606.7  $   604.9  $   586.8  $   280.6  $   261.1
Restructuring charges............................................       71.6       13.0     --         --         --
Total costs and expenses.........................................      650.2      570.2      532.6      256.7      263.0
Provision (benefit) for income taxes.............................       (5.7)       6.8       13.5        6.6        2.1
                                                                   ---------  ---------  ---------  ---------  ---------
Income (loss) from discontinued operations.......................  $   (37.8) $    27.9  $    40.7  $    17.3  $    (4.0)
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------

    The components of net assets of discontinued operations included in the Consolidated Statements of Financial Position are as follows:

                                                                                 AT JUNE 30,       AT DECEMBER 31, 1998
                                                                             --------------------       (UNAUDITED)
(DOLLAR AMOUNTS IN MILLIONS)                                                   1997       1998
---------------------------------------------------------------------------  ---------  ---------
Current assets:
  Accounts receivable, net.................................................  $   149.2  $   145.9        $   155.1
  Inventories..............................................................      100.1      103.0            100.1
  Prepaid expenses and other current assets................................       25.9       35.2             39.6
Current liabilities:
  Accounts payable.........................................................       45.8       45.7             46.4
  Accrued expenses.........................................................      129.9       98.4             93.1
                                                                             ---------  ---------           ------

CURRENT NET ASSETS.........................................................  $   102.9  $   140.0        $   155.3
                                                                             ---------  ---------           ------

Long-term assets:
  Property, plant and equipment, net.......................................  $    69.0  $    95.1        $   109.4
  Other long-term assets...................................................       35.2       37.7             39.9
Long-term liabilities:
  Other long-term liabilities..............................................       56.2       55.1             61.1
                                                                             ---------  ---------           ------
LONG-TERM NET ASSETS.......................................................  $    48.0  $    77.7        $    88.2
                                                                             ---------  ---------           ------
NET ASSETS.................................................................  $   150.9  $   217.7        $   243.5
                                                                             ---------  ---------           ------
                                                                             ---------  ---------           ------

    The cash flow provided (used) from discontinued operations were as follows:

                                                                                                     FOR THE SIX MONTHS
                                                                         FOR THE YEARS ENDED               ENDED
                                                                              JUNE 30,                  DECEMBER 31,
                                                                   -------------------------------  --------------------
(DOLLAR AMOUNTS IN MILLIONS)                                         1996       1997       1998       1997       1998
-----------------------------------------------------------------  ---------  ---------  ---------  ---------  ---------
                                                                                                        (UNAUDITED)
OPERATING ACTIVITIES OF DISCONTINUED OPERATIONS
Income (loss) from discontinued operations.......................  $   (37.8) $    27.9  $    40.7  $    17.3  $    (4.0)
Adjustments to reconcile income (loss) from discontinued
  operations to net cash provided (used) by operating activities from discontinued operations:
    Depreciation and amortization................................       28.0       18.2       17.2        9.3        9.5
    Long-term compensation programs..............................        1.0        2.6        1.2         .5         .6
    Deferred income taxes........................................        2.2        3.0        2.7         .4        (.3)
    Provision for restructured operations and other charges......       71.6       13.0     --         --         --
    Impairment of assets.........................................     --            7.5     --         --         --
Net change in assets and liabilities.............................      (19.1)     (32.4)     (51.7)     (33.6)     (10.6)
                                                                   ---------  ---------  ---------  ---------  ---------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES FROM
  DISCONTINUED OPERATIONS........................................       45.9       39.8       10.1       (6.1)      (4.8)
NET CASH USED BY INVESTING ACTIVITIES FROM DISCONTINUED
  OPERATIONS.....................................................      (15.9)     (11.3)     (40.6)     (17.5)     (21.6)
Net cash from discontinued operations before effect of exchange
  rate changes on cash...........................................       30.0       28.5      (30.5)     (23.6)     (26.4)
                                                                   ---------  ---------  ---------  ---------  ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH..........................        3.2        (.6)       4.4        2.8       (3.5)
                                                                   ---------  ---------  ---------  ---------  ---------
CASH FLOW PROVIDED (USED) FROM DISCONTINUED OPERATIONS...........  $    33.2  $    27.9  $   (26.1) $   (20.8) $   (29.9)
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------

RESTRUCTURING

FISCAL 1996

    The fiscal 1996 before-tax restructuring charge of $71.6 million was the first phase of a plan focused on improving the profitability and cash flow performance of the Analytical Instruments business. In connection with the plan, the business was reorganized into three vertically integrated, fiscally accountable operating units; a distribution center was established in Holland to centralize the European infrastructure for shipping, administration, and related functions; and a program was implemented to eliminate excess production capacity in Germany. The charge included $37.8 million for worldwide workforce reductions of approximately 390 positions in manufacturing, sales and support, and administrative functions. The charge also included $33.8 million for facility consolidation and asset-related write-offs associated with the discontinuation of various product lines.

    In fiscal 1996, the PE Biosystems group transferred the development and manufacturing of certain analytical instrument product lines from its facility in Germany to other sites, primarily in the United States. The facility in Germany remains the principal site for the development of atomic absorption products.

    In fiscal 1996, a distribution center in Holland was established to provide an integrated sales, shipment, and administration support infrastructure for the Company's European operations and to integrate certain operating and business activities. The European distribution center includes certain administrative, financial, and information systems functions previously transacted at individual locations throughout Europe.

    In the fourth quarter of fiscal 1997, the PE Biosystems group finalized actions associated with the restructuring plan announced in fiscal 1996. The costs to implement the program were $11.2 million below the $71.6 million charge recorded in fiscal 1996. As a result, during the fourth quarter of fiscal 1997, the Company recorded an $11.2 million reduction of charges required to implement the fiscal 1996 plan.

    The following table details the major components of the $71.6 million fiscal 1996 restructuring provision:

                                                                                                                FACILITY
                                                                                                            CONSOLIDATION AND
                                                                                                              ASSET RELATED
(DOLLAR AMOUNTS IN MILLIONS)                                                                 PERSONNEL         WRITE-OFFS
-----------------------------------------------------------------------------------------  -------------  ---------------------
Provision:
Reduction of excess European manufacturing capacity......................................    $    19.7          $    23.0
Reduction of European distribution and administrative capacity...........................         11.5                6.0
Other worldwide workforce reductions and facility closings...............................          6.6                4.8
                                                                                                 -----              -----
Total provision..........................................................................    $    37.8          $    33.8
                                                                                                 -----              -----
Fiscal 1996 activity:
Reduction of excess European manufacturing capacity......................................    $     2.1          $     6.7
Reduction of European distribution and administrative capacity...........................          1.6                 .7
Other worldwide workforce reductions and facility closings...............................          1.9                1.6
                                                                                                 -----              -----
Total fiscal 1996 activity...............................................................    $     5.6          $     9.0
                                                                                                 -----              -----
Fiscal 1997 activity:
Reduction of excess European manufacturing capacity......................................    $    10.9          $     6.6
Adjustment to decrease liabilities originally accrued for excess European manufacturing
  capacity...............................................................................          4.7                6.5
Reduction of European distribution and administrative capacity...........................          6.2                4.4
Other worldwide workforce reductions and facility closings...............................          1.9                2.0
                                                                                                 -----              -----
Total fiscal 1997 activity...............................................................    $    23.7          $    19.5
                                                                                                 -----              -----
Fiscal 1998 activity:
Reduction of excess European manufacturing capacity......................................    $     2.0          $     3.2
Reduction of European distribution and administrative capacity...........................          3.7                 .9
Other worldwide workforce reductions and facility closings...............................          2.8                1.2
                                                                                                 -----              -----
Total fiscal 1998 activity...............................................................    $     8.5          $     5.3
                                                                                                 -----              -----
Balance at June 30, 1998.................................................................    $  --              $  --
                                                                                                 -----              -----
                                                                                                 -----              -----


(DOLLAR AMOUNTS IN MILLIONS)                                                                 TOTAL
-----------------------------------------------------------------------------------------  ---------
Provision:
Reduction of excess European manufacturing capacity......................................  $    42.7
Reduction of European distribution and administrative capacity...........................       17.5
Other worldwide workforce reductions and facility closings...............................       11.4
                                                                                           ---------
Total provision..........................................................................  $    71.6
                                                                                           ---------
Fiscal 1996 activity:
Reduction of excess European manufacturing capacity......................................  $     8.8
Reduction of European distribution and administrative capacity...........................        2.3
Other worldwide workforce reductions and facility closings...............................        3.5
                                                                                           ---------
Total fiscal 1996 activity...............................................................  $    14.6
                                                                                           ---------
Fiscal 1997 activity:
Reduction of excess European manufacturing capacity......................................  $    17.5
Adjustment to decrease liabilities originally accrued for excess European manufacturing
  capacity...............................................................................       11.2
Reduction of European distribution and administrative capacity...........................       10.6
Other worldwide workforce reductions and facility closings...............................        3.9
                                                                                           ---------
Total fiscal 1997 activity...............................................................  $    43.2
                                                                                           ---------
Fiscal 1998 activity:
Reduction of excess European manufacturing capacity......................................  $     5.2
Reduction of European distribution and administrative capacity...........................        4.6
Other worldwide workforce reductions and facility closings...............................        4.0
                                                                                           ---------
Total fiscal 1998 activity...............................................................  $    13.8
                                                                                           ---------
Balance at June 30, 1998.................................................................  $  --
                                                                                           ---------
                                                                                           ---------

    As of June 30, 1998 all costs associated with the 1996 restructuring plans have been incurred.

FISCAL 1997

    During the fourth quarter of fiscal 1997, the PE Biosystems group announced a follow-on phase to Analytical Instruments' profit improvement program begun by the Company in fiscal 1996. The cost for this action was $24.2 million before-tax, and included $19.4 million for costs focused on further improving the operating efficiency of manufacturing facilities in the United States, Germany, and the United Kingdom. These actions were designed to help transition Analytical Instruments from a highly vertical manufacturing operation to one that relies more on outsourcing functions not considered core competencies. The restructuring charge also included $4.8 million to finalize the consolidation of sales and administrative support, primarily in Europe, where 17 facilities were closed.

    The workforce reductions under this plan total approximately 285 employees in production labor and 25 employees in sales and administrative support. The charge included $11.9 million for severance-related costs. The $12.3 million provided for facility consolidation and asset-related write-offs included $1.2 million for lease termination payments and $11.1 million for the write-off of machinery, equipment, and tooling associated with those functions to be outsourced.

    The following table details the major components of the fiscal 1997 restructuring provision:

                                                                                                  FACILITY
                                                                                              CONSOLIDATION AND
                                                                                                ASSET RELATED
(DOLLAR AMOUNTS IN MILLIONS)                                                    PERSONNEL        WRITE-OFFS         TOTAL
----------------------------------------------------------------------------  -------------  -------------------  ---------
Provision:
Changes in manufacturing operations.........................................    $     9.6         $     9.8       $    19.4
Consolidation of sales and administrative support...........................          2.3               2.5             4.8
                                                                                    -----             -----       ---------
Total provision.............................................................    $    11.9         $    12.3       $    24.2
                                                                                    -----             -----       ---------
Fiscal 1997 activity:
Changes in manufacturing operations.........................................    $      .1         $     4.6       $     4.7
Consolidation of sales and administrative support...........................
                                                                                    -----             -----       ---------
Total fiscal 1997 activity..................................................    $      .1         $     4.6       $     4.7
                                                                                    -----             -----       ---------
Fiscal 1998 activity:
Changes in manufacturing operations.........................................    $     7.8         $     4.9       $    12.7
Consolidation of sales and administrative support...........................          1.3               1.1             2.4
                                                                                    -----             -----       ---------
Total fiscal 1998 activity..................................................    $     9.1         $     6.0       $    15.1
                                                                                    -----             -----       ---------
Fiscal 1999 activity:
Changes in manufacturing operations.........................................    $     1.6         $      .2       $     1.8
Consolidation of sales and administrative support...........................           .7                .3             1.0
                                                                                    -----             -----       ---------
Total fiscal 1999 activity (unaudited)......................................    $     2.3         $      .5       $     2.8
                                                                                    -----             -----       ---------
Balance at December 31, 1998:
Changes in manufacturing operations.........................................    $      .1         $      .1       $      .2
Consolidation of sales and administrative support...........................           .3               1.1             1.4
                                                                                    -----             -----       ---------
Balance at December 31, 1998 (unaudited)....................................    $      .4         $     1.2       $     1.6
                                                                                    -----             -----       ---------
                                                                                    -----             -----       ---------

INCOME TAXES

    Income (loss) before income taxes of discontinued operations for fiscal 1996, 1997, and 1998 is summarized below:

(DOLLAR AMOUNTS IN MILLIONS)                                                                   1996       1997       1998
-------------------------------------------------------------------------------------------  ---------  ---------  ---------
United States..............................................................................  $     2.0  $    22.7  $    34.1
Foreign....................................................................................      (45.5)      12.0       20.1
                                                                                             ---------  ---------  ---------
Total......................................................................................  $   (43.5) $    34.7  $    54.2
                                                                                             ---------  ---------  ---------
                                                                                             ---------  ---------  ---------

    The components of the provision (benefit) for income taxes for fiscal 1996, 1997, and 1998 consisted of the following:

(DOLLAR AMOUNTS IN MILLIONS)                                                                   1996       1997       1998
-------------------------------------------------------------------------------------------  ---------  ---------  ---------
Currently payable:
  Domestic.................................................................................  $    (2.0) $    (1.0) $    (3.7)
  Foreign..................................................................................        8.7        5.1        7.8
                                                                                             ---------  ---------  ---------
  Total currently payable..................................................................        6.7        4.1        4.1
Deferred:
  Domestic.................................................................................       (7.8)       4.8        4.9
  Foreign..................................................................................       (4.6)      (2.1)       4.5
                                                                                             ---------  ---------  ---------
  Total deferred...........................................................................      (12.4)       2.7        9.4
                                                                                             ---------  ---------  ---------
Provision (benefit) for income tax from discontinued operations............................  $    (5.7) $     6.8  $    13.5
                                                                                             ---------  ---------  ---------
                                                                                             ---------  ---------  ---------

    In the fiscal years 1996, 1997 and 1998, the effective tax rates for the discontinued operations were 13%, 20% and 25%, respectively. The difference between the effective tax rate and the statutory tax rate of 35% was mainly attributable to benefits from the use of U.S. alternative minimum tax credit carryforwards, the benefits from the use of a foreign sales corporation and federal research tax credits, and restructuring charges.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of The Perkin-Elmer Corporation

In our opinion, the accompanying combined statements of financial position and the related combined statements of operations, of group equity, and of cash flows present fairly, in all material respects, the financial position of the Celera Genomics Group of The Perkin-Elmer Corporation at June 30, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the management of The Perkin-Elmer Corporation; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As described above and more fully in Note 1 to the Celera Genomics Group combined financial statements, the Celera Genomics Group is a group of The Perkin-Elmer Corporation; accordingly, the combined financial statements of the Celera Genomics Group should be read in conjunction with the audited financial statements of The Perkin-Elmer Corporation.

PricewaterhouseCoopers LLP
Stamford, Connecticut
July 31, 1998, except as to Note 7,
  which is as of October 19, 1998

                             CELERA GENOMICS GROUP
                       COMBINED STATEMENTS OF OPERATIONS

                                                                                               FOR THE SIX MONTHS
                                                             FOR THE YEARS ENDED JUNE 30,      ENDED DECEMBER 31,
(DOLLAR AMOUNTS IN THOUSANDS                               ---------------------------------  ---------------------
EXCEPT PER SHARE AMOUNTS)                                    1996        1997        1998       1997        1998
---------------------------------------------------------  ---------  ----------  ----------  ---------  ----------
                                                                                                   (UNAUDITED)
NET REVENUES.............................................  $     159  $      903  $    4,211  $   1,861  $    5,631
Cost of sales............................................        128         895       4,099      1,769       1,931
                                                           ---------  ----------  ----------  ---------  ----------
GROSS MARGIN.............................................         31           8         112         92       3,700
                                                           ---------  ----------  ----------  ---------  ----------
Selling, general and administrative......................        624       2,228       6,725      1,772      10,750
Research and development.................................        212       3,081       6,180      1,809      11,006
Acquired research and development........................      2,066      26,801      --         --          --
                                                           ---------  ----------  ----------  ---------  ----------
OPERATING LOSS...........................................     (2,871)    (32,102)    (12,793)    (3,489)    (18,056)
                                                           ---------  ----------  ----------  ---------  ----------
LOSS BEFORE INCOME TAXES.................................     (2,871)    (32,102)    (12,793)    (3,489)    (18,056)
Income tax benefit.......................................        282       1,855       4,478      1,221       6,320
                                                           ---------  ----------  ----------  ---------  ----------
NET LOSS.................................................  $  (2,589) $  (30,247) $   (8,315) $  (2,268) $  (11,736)
                                                           ---------  ----------  ----------  ---------  ----------
                                                           ---------  ----------  ----------  ---------  ----------

UNAUDITED PRO FORMA NET LOSS PER SHARE (SEE NOTE 1):
Basic....................................................                         $     (.34)            $     (.47)
Diluted..................................................                         $     (.34)            $     (.47)

     SEE ACCOMPANYING NOTES TO THE CELERA GENOMICS GROUP COMBINED FINANCIAL
                                  STATEMENTS.

                             CELERA GENOMICS GROUP
                   COMBINED STATEMENTS OF FINANCIAL POSITION

                                                                                   AT JUNE 30,
                                                                               --------------------
(DOLLAR AMOUNTS IN THOUSANDS)                                                    1997       1998
-----------------------------------------------------------------------------  ---------  ---------   AT DECEMBER
                                                                                                       31, 1998
                                                                                                     -------------
                                                                                                      (UNAUDITED)
ASSETS
Current assets
  Accounts receivable........................................................  $     402  $     756   $       938
  Note receivable from the PE Biosystems group (see Note 5)..................     --         --           311,281
  Tax benefit receivable from the PE Biosystems group (see Note 1)...........     --         --             4,376
  Prepaid expenses and other current assets..................................         70        138           209
                                                                               ---------  ---------  -------------
Total current assets.........................................................        472        894       316,804
Property and equipment, net..................................................      1,062      4,198        20,994
Other long-term assets.......................................................      1,449      1,247         1,213
                                                                               ---------  ---------  -------------
TOTAL ASSETS.................................................................  $   2,983  $   6,339   $   339,011
                                                                               ---------  ---------  -------------
                                                                               ---------  ---------  -------------

LIABILITIES AND GROUP EQUITY
Current liabilities
  Accounts payable...........................................................  $     219  $     488   $     2,559
  Accrued salaries and wages.................................................        203        236           989
  Other accrued expenses.....................................................        471      1,330         4,197
                                                                               ---------  ---------  -------------
Total current liabilities....................................................        893      2,054         7,745
Other long-term liabilities..................................................      5,554      5,544         5,726
                                                                               ---------  ---------  -------------
Total liabilities............................................................      6,447      7,598        13,471
                                                                               ---------  ---------  -------------
Commitments and contingencies (see Note 7)
Group equity (deficit).......................................................     (3,464)    (1,259)      325,540
                                                                               ---------  ---------  -------------
TOTAL LIABILITIES AND GROUP EQUITY...........................................  $   2,983  $   6,339   $   339,011
                                                                               ---------  ---------  -------------
                                                                               ---------  ---------  -------------

     SEE ACCOMPANYING NOTES TO THE CELERA GENOMICS GROUP COMBINED FINANCIAL
                                  STATEMENTS.

                             CELERA GENOMICS GROUP
                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                               FOR THE SIX MONTHS
                                                             FOR THE YEARS ENDED JUNE 30,      ENDED DECEMBER 31,
                                                           ---------------------------------  ---------------------
(DOLLAR AMOUNTS IN THOUSANDS)                                1996        1997        1998       1997        1998
---------------------------------------------------------  ---------  ----------  ----------  ---------  ----------
                                                                                                   (UNAUDITED)
OPERATING ACTIVITIES

Net loss.................................................  $  (2,589) $  (30,247) $   (8,315) $  (2,268) $  (11,736)
Adjustments to reconcile net loss to net cash used by
 operating activities:
  Depreciation and amortization..........................        203         241         650        280         659
  Acquired research and development......................      2,066      26,801      --         --          --
Changes in operating assets and liabilities:
  (Increase) decrease in accounts receivable.............        (23)       (379)       (354)      (390)       (182)
  Increase in tax benefit receivable from
    the PE Biosystems group..............................     --          --          --         --          (4,376)
  (Increase) decrease in prepaid expenses and other
    assets...............................................        (84)        (82)         (4)         7        (112)
  Increase (decrease) in accounts payable and other
    liabilities..........................................        366         581       1,151         84       5,873
                                                           ---------  ----------  ----------  ---------  ----------
NET CASH USED BY OPERATING ACTIVITIES....................        (61)     (3,085)     (6,872)    (2,287)     (9,874)
                                                           ---------  ----------  ----------  ---------  ----------

INVESTING ACTIVITIES

Additions to property and equipment......................     (1,073)       (411)     (3,648)    (1,031)    (17,380)
Acquisitions and investments, net........................     (2,066)    (22,676)     --         --          --
                                                           ---------  ----------  ----------  ---------  ----------
NET CASH USED BY INVESTING ACTIVITIES....................     (3,139)    (23,087)     (3,648)    (1,031)    (17,380)
                                                           ---------  ----------  ----------  ---------  ----------

FINANCING ACTIVITIES

Net cash allocated from the PE Biosystems group..........      3,200      26,172      10,520      3,318       8,535
Proceeds from note receivable from the PE Biosystems
  group..................................................     --          --          --         --          18,719
                                                           ---------  ----------  ----------  ---------  ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES................      3,200      26,172      10,520      3,318      27,254
                                                           ---------  ----------  ----------  ---------  ----------
NET CHANGE IN CASH AND CASH EQUIVALENTS..................     --          --          --         --          --
CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD............     --          --          --         --          --
                                                           ---------  ----------  ----------  ---------  ----------
CASH AND CASH EQUIVALENTS END OF PERIOD..................  $  --      $   --      $   --      $  --      $   --
                                                           ---------  ----------  ----------  ---------  ----------
                                                           ---------  ----------  ----------  ---------  ----------

     SEE ACCOMPANYING NOTES TO THE CELERA GENOMICS GROUP COMBINED FINANCIAL
                                  STATEMENTS.

                             CELERA GENOMICS GROUP
                      COMBINED STATEMENTS OF GROUP EQUITY

                                                                                          ACCUMULATED     GROUP
(DOLLAR AMOUNTS IN THOUSANDS)                                                   OTHER       DEFICIT       EQUITY
----------------------------------------------------------------------------  ----------  ------------  ----------
BALANCE AT JUNE 30, 1995....................................................  $   --       $   --       $   --
Net cash allocated from the PE Biosystems group.............................       3,200       --            3,200
Net loss....................................................................      --           (2,589)      (2,589)
                                                                              ----------  ------------  ----------
BALANCE AT JUNE 30, 1996....................................................       3,200       (2,589)         611
Net cash allocated from the PE Biosystems group.............................      26,172       --           26,172
Net loss....................................................................      --          (30,247)     (30,247)
                                                                              ----------  ------------  ----------
BALANCE AT JUNE 30, 1997....................................................      29,372      (32,836)      (3,464)
Net cash allocated from the PE Biosystems group.............................      10,520       --           10,520
Net loss....................................................................      --           (8,315)      (8,315)
                                                                              ----------  ------------  ----------
BALANCE AT JUNE 30, 1998....................................................      39,892      (41,151)      (1,259)
Net cash allocated from the PE Biosystems group.............................       8,535       --            8,535
Net loss....................................................................      --          (11,736)     (11,736)
Note receivable from the PE Biosystems group................................     330,000       --          330,000
                                                                              ----------  ------------  ----------
BALANCE AT DECEMBER 31, 1998 (UNAUDITED)....................................  $  378,427   $  (52,887)  $  325,540
                                                                              ----------  ------------  ----------
                                                                              ----------  ------------  ----------

     SEE ACCOMPANYING NOTES TO THE CELERA GENOMICS GROUP COMBINED FINANCIAL
                                  STATEMENTS.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                    NOTE 1 ACCOUNTING POLICIES AND PRACTICES

BASIS OF PRESENTATION

    The Perkin-Elmer Corporation ("Perkin-Elmer" or the "Company") is comprised of two separate business segments in continuing operations: PE Biosystems and the Celera Genomics business. PE Biosystems manufactures and markets biochemical instrument systems and associated consumable products for life science research and related applications. The Celera Genomics group is engaged principally in the generation, sale and support of genomic information databases and related information management and analysis software; discovery, validation and licensing of proprietary gene products, genetic markers and information regarding genetic variability; and related consulting and contract research and development services. The foundation of the Celera Genomics group's strategy is the sequencing of the entire human genome, which it expects to complete by December 31, 2001. The Celera Genomics group also includes the business and operations of GenScope and AgGen. GenScope provides genomic-related contract research and discovery services, utilizing AFLP gene expression profiling technology. AgGen is a provider of genetic analysis services for plant and animal breeding. The purchase of Linkage Genetics, Inc. and Zoogen, Inc. were combined with the Company's applied agriculture unit to form AgGen.

    The Board of Directors (the "Board") of the Company has recommended shareholder approval of the Recapitalization Proposal that would result in The Perkin-Elmer Corporation merging with a subsidiary of PE Corporation, a new Delaware corporation, and the issuance to stockholders in the merger of two new classes of common stock called PE Corporation-PE Biosystems Group Common Stock ("PE Biosystems stock") and PE Corporation-Celera Genomics Group Common Stock ("Celera Genomics stock"). PE Biosystems stock is intended to reflect separately the performance of the established PE Biosystems' life sciences and the discontinued Analytical Instruments businesses ("PE Biosystems group"), and Celera Genomics stock is intended to reflect separately the performance of the Celera Genomics business ("Celera Genomics group"). Each share of existing common stock will be converted into one share of PE Biosystems stock and 0.5 of a share of Celera Genomics stock. As used herein, "Perkin-Elmer" or the "Company" means, with respect to events after the Recapitalization, the new Delaware company that will issue the PE Biosystems stock and the Celera Genomics stock.

    The combined financial statements of the Celera Genomics group and the PE Biosystems group (individually referred to as a "group") comprise all of the accounts included in the corresponding consolidated financial statements of the Company. The separate group combined financial statements give effect to the accounting policies that will be applicable upon implementation of the Recapitalization Proposal. The separate Celera Genomics group and PE Biosystems group combined financial statements have been prepared on a basis that management believes to be reasonable and appropriate and reflect (1) the financial position, results of operations, and cash flows of businesses that comprise each of the groups, with all significant intragroup transactions and balances eliminated, (2) in the case of the Celera Genomics group combined financial statements, corporate assets and liabilities of the Company and related transactions identified with the Celera Genomics group, including allocated portions of the Company's debt and selling, general and administrative costs, and (3) in the case of the PE Biosystems group's combined financial statements, all other corporate assets and liabilities and related transactions of the Company, including allocated portions of the Company's debt and selling, general and administrative costs. Intergroup transactions between the Celera Genomics group and the PE Biosystems group have not been eliminated in the Celera Genomics group's combined financial statements.

    Holders of Celera Genomics stock and PE Biosystems stock will be stockholders of a single company. The Celera Genomics group and the PE Biosystems group are not separate legal entities. As a result, stockholders will continue to be subject to all of the risks associated with an investment in the Company and all of its businesses, assets, and liabilities. The issuance of Celera Genomics stock and PE Biosystems stock and the allocations of assets and liabilities between the Celera Genomics group and the PE Biosystems group will not result in a distribution or spin-off of any assets or liabilities of the Company or otherwise affect ownership of any assets or responsibility for the liabilities of the Company or any of its subsidiaries. The assets the Company attributes to one group could be subject to the liabilities of the other group, whether such liabilities arise from lawsuits, contracts or indebtedness attributable to the other group. If the Company is unable to satisfy one group's liabilities out of assets attributed to it, the Company may be required to satisfy these liabilities with assets attributed to the other group.

    Financial effects arising from one group that affect the Company's results of operations or financial condition could, if significant, affect the results of operations or financial condition of the other group and the market price of the class of common stock relating to the other group. Any net losses of the Celera Genomics group or the PE Biosystems group and dividends or distributions on, or repurchases of, Celera Genomics stock or PE Biosystems stock or repurchases of preferred stock of the Company will reduce the assets of the Company legally available for payment of dividends on Celera Genomics stock.

    The management and allocation policies applicable to the preparation of the combined financial statements of the Celera Genomics group and the PE Biosystems group may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the Board at any time without approval of the stockholders. The Celera Genomics group's combined financial statements reflect the application of the management and allocation policies adopted by the Board to various corporate activities, as described below. The Celera Genomics group's combined financial statements should be read in conjunction with the Company's consolidated financial statements.

FINANCING ACTIVITIES

    As a matter of policy, the Company manages most financing activities of the Celera Genomics group and the PE Biosystems group on a centralized basis. These activities include the investment of surplus cash, the issuance and repayment of short-term and long-term debt and the issuance and repayment of any preferred stock. As the results of the Celera Genomics group were not significant for any of the periods presented, all historical cash and debt balances for the periods presented have been allocated to the PE Biosystems group.

    The Board has adopted the following financing policy which will affect the combined statements of the Celera Genomics group and the PE Biosystems group.

    The Company will allocate the Company's debt between the Celera Genomics group and the PE Biosystems group ("pooled debt") or, if the Company so determines, in its entirety to a particular group. The Company will allocate preferred stock, if issued, in a similar manner.

    Cash allocated to one group that is used to repay pooled debt or redeem pooled preferred stock will decrease such group's allocated portion of the pooled debt or preferred stock. Cash or other property allocated to one group that is transferred to the other group will, if so determined by the Board, decrease the transferring group's allocated portion of the pooled debt or preferred stock and, correspondingly, increase the recipient group's allocated portion of the pooled debt or preferred stock.

    Pooled debt will bear interest for group financial statement purposes at a rate equal to the weighted average interest rate of the debt calculated on a quarterly basis and applied to the average pooled debt balance during the period. Preferred stock, if issued and if pooled in a manner similar to the pooled debt, will bear dividends for group financial statement purposes at a rate based on the weighted average dividend rate of the preferred stock similarly calculated and applied. Any expense related to increases in pooled debt or preferred stock will be reflected in the weighted average interest or dividend rate of such pooled debt or preferred stock as a whole.

    If the Company allocates debt for a particular financing in its entirety to one group, that debt will bear interest for group financial statement purposes at the rate determined by the Board. If the Company allocates preferred stock in its entirety to one group, the Company will charge the dividend cost to that group in a similar manner. If the interest or dividend cost is higher than the Company's actual cost, the other group will receive a credit for an amount equal to the difference as compensation for the use of the Company's credit capacity. Any expense related to debt or preferred stock of the Company that is allocated in its entirety to a group will be allocated in whole to that group.

    Cash or other property that the Company allocates to one group that is transferred to the other group, could, if so determined by the Board, be accounted for either as a short-term loan or as a long-term loan. Short-term loans will bear interest at a rate equal to the weighted average interest rate of the Company's pooled debt. If the Company does not have any pooled debt, the Board will determine the rate of interest for such loan. The Board will establish the terms on which long-term loans between the groups will be made, including interest rate, amortization schedule, maturity and redemption terms.

    Although the Company may allocate its debt and preferred stock between groups, the debt and preferred stock will remain obligations of the Company and all stockholders of the Company will be subject to the risks associated with those obligations.

    In addition, following the effective time of the recapitalization, cash allocated to the PE Biosystems group may be contributed to the Celera Genomics group in exchange for Celera Group Designated Shares.

ALLOCATION OF CORPORATE OVERHEAD AND ADMINISTRATIVE SHARED SERVICES

    A portion of the Company's corporate overhead (such as executive management, human resources, legal, accounting, auditing, tax, treasury, strategic planning and environmental services) has been allocated to the Celera Genomics group based upon the use of services by that group. A portion of the Company's costs of administrative shared services (such as information technology services) has been allocated in a similar manner. Where determination based on use alone is not practical, other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the cost attributable to the Celera Genomics group. The total of these allocations was $.1 million for fiscal 1996, $.2 million for fiscal 1997, $1.7 million for fiscal 1998, $.2 million for the six months ended December 31, 1997 and $2.5 million for the six months ended December 31, 1998. It is not practicable to provide a detailed estimate of the expenses which would be recognized if the Celera Genomics group were a separate legal entity.

ALLOCATION OF FEDERAL AND STATE INCOME TAXES

    The federal income taxes of the Company and its subsidiaries which own assets allocated between the groups are determined on a consolidated basis. Consolidated federal income tax provisions and related tax payments or refunds will be allocated between the groups based principally on the taxable income and tax credits directly attributable to each group. Such allocations will reflect each group's contribution (positive or negative) to the Company's consolidated federal taxable income and the consolidated federal tax liability and tax credit position. Tax benefits that cannot be used by the group generating those benefits but can be used on a consolidated basis will be credited to the group that generated such benefits. Intergroup transactions will be taxed as if each group were a stand alone company. Tax benefits generated by the Celera Genomics group commencing July 1, 1998, which then can be utilized on a consolidated basis, will be credited to the Celera Genomics group up to a maximum limit of

$75 million. The Celera Genomics group generated $6.3 million of tax benefits for the six months ended December 31, 1998.

    Had the groups filed separate tax returns, the provision (benefit) for income taxes and net income (loss) for each group would not have differed from the amounts reported in the groups' combined statements of operations for the years ended June 30, 1996, 1997, and 1998, or for the three-month periods ended December 31, 1997, and 1998. However, the amount of current and deferred taxes and taxes payable or refundable allocated to each group in these historical combined financial statements may differ from those that would have been allocated to each group had they filed separate income tax returns.

    Depending on the tax laws of the respective jurisdictions, state and local income taxes are calculated on either a consolidated or combined basis between the groups based on their respective contribution to such consolidated or combined state taxable incomes. State and local income tax provisions and related tax payments or refunds which are determined on a separate corporation basis will be allocated between the groups in a manner designed to reflect the respective contributions of the groups to the Company's separate or local taxable income.

    The discussion of the Celera Genomics group's income taxes (Note 3) should be read in conjunction with the Company's consolidated financial statements and the notes thereto.

    TRANSFERS OF ASSETS BETWEEN GROUPS

    Transfers of assets can be made between groups without stockholder approval. Such transfers will be made at fair value, as determined by our board of directors. The consideration for such transfers may be paid by one group to the other in cash or other consideration, as determined by our board of directors.

DIVIDENDS

    For purposes of the historical combined financial statements of the Celera Genomics group and the PE Biosystems group, all dividends declared and paid by the Company have been allocated to the PE Biosystems group. The Company initially intends to pay a dividend on PE Biosystems stock but does not anticipate paying dividends on Celera Genomics stock for the foreseeable future.

PRINCIPLES OF COMBINATION

    The Celera Genomics group's combined financial statements have been prepared in accordance with generally accepted accounting principles and, taken together with the PE Biosystems group's combined financial statements, comprise all the accounts included in the corresponding consolidated financial statements of the Company. The combined financial statements of each group reflect the financial condition, results of operations, and cash flows of the businesses included therein. The combined financial statements of the Celera Genomics group include the accounts or assets of the Company specifically allocated to the Celera Genomics group. The preparation of the combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

RECENT ACCOUNTING STANDARDS

    During the first quarter of fiscal 1999, the Celera Genomics group adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." The provisions of this statement require disclosure of total comprehensive income within the combined financial statements of interim periods and additional disclosures of the components of comprehensive income on an annual basis. The Celera Genomics group has no items of other comprehensive income (loss) in any period presented.

    In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of the statement require the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Celera Genomics group is required to implement the statement in the first quarter of fiscal 2000. Management believes the statement will not have a material impact on the combined financial statements.
EARNINGS PER SHARE

    Historical per share information is omitted from the Combined Statements of Operations because Celera Genomics stock was not part of the capital structure of the Company for the periods presented. Following implementation of the Recapitalization Proposal, earnings per share for Celera Genomics stock will reflect the terms of the new Delaware company's certificate of incorporation and will be computed in accordance with SFAS No.128, "Earnings per Share." Basic earnings per share will be computed by dividing net income for the period by the weighted average number of shares of Celera Genomics stock outstanding. Diluted earnings per share will be computed by dividing net income for the period by the weighted average number of shares of Celera Genomics stock outstanding including the dilutive effect of Celera Genomics stock equivalents. Pro-forma earnings per share, reflecting Celera Genomics stock issued under the Recapitalization Proposal, are presented in the Celera Genomics Group Combined Statements of Operations.

PROPERTY AND EQUIPMENT AND DEPRECIATION

    Property and equipment are recorded at cost and consisted of the following at June 30, 1997 and 1998:

                                                JUNE 30,
                                          --------------------
(DOLLAR AMOUNTS IN MILLIONS)                1997       1998
----------------------------------------  ---------  ---------
Machinery and equipment.................  $     1.4  $     1.7
Leasehold improvements..................         .3        4.2
                                                ---        ---
Property and equipment, at cost.........        1.7        5.9
Accumulated depreciation and
  amortization..........................         .6        1.7
                                                ---        ---
Property and equipment, net.............  $     1.1  $     4.2
                                                ---        ---
                                                ---        ---

    Major renewals and improvements that significantly add to productive capacity or extend the life of an asset are capitalized. Repairs, maintenance and minor renewals, and improvements are expensed when incurred.

    Provisions for depreciation of owned property and equipment are based upon the expected useful lives of the assets and computed primarily by the straight-line method. Leasehold improvements are amortized over their estimated useful lives or the term of the applicable lease, whichever is less, using the straight-line method.

INTANGIBLE ASSETS

    Purchased technology rights are amortized using the straight-line method over their expected useful lives. At June 30, 1997, and 1998, and December 31, 1998 (unaudited), other long-term assets included purchased technology rights, net of accumulated amortization, of $1.3 million, $1.2 million, and $1.2 million, respectively. Accumulated amortization of purchased technology rights was $.1 million, $.2 million, and $.3 million at June 30, 1997, and 1998, and December 31, 1998 (unaudited), respectively.

REVENUES

    Revenues are currently generated from the Celera Genomics group's GenScope and AgGen businesses. Contract research service revenues are earned and recognized generally on a percentage of completion or as contract research costs are incurred according to the provisions of the underlying agreement. Amounts received in advance of performance are recorded as deferred revenue. Revenues from collaborative agreements and grant fundings are recognized in accordance with the provisions of the relevant contracts.

RESEARCH AND DEVELOPMENT

    Costs incurred for internal, contract and grant-sponsored research and development are expensed when incurred. Grant-sponsored research and development expense was $.3 million for the six months ended December 31, 1998.

UNAUDITED INTERIM FINANCIAL STATEMENTS

    The accompanying unaudited combined interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and in accordance with the Securities and Exchange Commission's rules and regulations for interim reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Celera Genomics group's management, the unaudited combined interim financial statements include all adjustments, consisting of only normal recurring adjustments, necessary to present fairly such interim financial information.

                              NOTE 2 ACQUISITIONS

GENSCOPE, INC.

    During the third quarter of fiscal 1997, the Company acquired GenScope, Inc., for $26.8 million. GenScope, founded in 1995, represented a development stage venture with no operating history and effectively no revenues (limited R&D contract services only). At the acquisition date, technological feasibility of the acquired technology right had not been established and the acquired technology right had no future alternative uses. The Company obtained the right to utilize AFLP-based gene expression technology in the field of human health, but did not obtain any core technology or other rights. GenScope's limited balance sheet, with assets of approximately $.2 million, had yet to deliver commercial value. Accordingly, the Company recorded a charge of $25.4 million attributable to the in-process technology purchased. The Company based this amount upon the early development stage of this life science business acquired, the technological hurdles to apply this technology to the field of human health and the underlying cash flow projections. The acquisition represented the purchase of development stage technology, not at the time considered commercially viable in the health care applications that the Company intends to pursue. The Company's intent was to first develop the technology into a set of molecular screening tools for use in the enhancement of pharmaceutical product development. The Company allocated $1.4 million of the purchase price to technology rights attributable to GenScope's AFLP gene expression technology. AFLP is an enhancement of the polymerase chain reaction ("PCR") process that allows selective analysis of any portion of genetic material without the specific, prior sequence information normally required for PCR. Of the $25.4 million expensed as in-process research and development, $5.5 million represented a contingent liability due on the issuance of a process patent for technology under development. Through June 30, 1998, the Company incurred approximately $4.9 million in additional research and development costs to further develop the AFLP technology in the field of human health. The Company anticipates spending an additional $13.9 million in fiscal 1999 and 2000 to substantially complete such project. Such costs approximate those anticipated at the date of acquisition.

    The Company acquired Linkage, a company solely engaged in genetic R&D activities in the agriculture industry, during the fourth quarter of fiscal 1997. At the acquisition date, the technological feasibility of the acquired technology had not been established and the acquired technology had no future alternative uses. As a result, the acquisition cost of $1.4 million was expensed as purchased in-process research and development.


    During the fourth quarter of fiscal 1996, the Company acquired Zoogen, a company solely engaged in genetic R&D activities in the animal healthcare market, for $2.1 million. At the acquisition date, the technological feasibility of the acquired technology had not been established and the acquired technology had no future alternative uses. The Company expensed the acquisition cost as purchased in-process R&D.

    The in-process projects at Zoogen included the flea allergy dermatitis, green iguana sexing, parrot sexing, and the feline genotyping projects. All projects were completed in fiscal 1997, except for the flea allergy dermatitis project, at an additional cost of approximately $.3 million. The flea allergy dermatitis project was abandoned in fiscal 1997. All costs incurred approximated those anticipated at the date of acquisition.

                              NOTE 3 INCOME TAXES

    The income tax benefit includes the Celera Genomics group's allocated portion of the Company's consolidated provision for income taxes.

    Loss before income taxes, consisting of losses generated in the United States, for fiscal 1996, 1997, 1998, and the six months ended December 31, 1998, was $2.9 million, $32.1 million, $12.8 million, and $18.1 million, respectively. The domestic income tax benefit for fiscal 1996, 1997, 1998, and the six months ended December 31, 1998, was $.3 million, $1.9 million, $4.5 million, and $6.3 million, respectively.

    A reconciliation of the federal statutory tax to the tax benefit for fiscal 1996, 1997, and 1998 is set forth in the following table:

(DOLLAR AMOUNTS IN
MILLIONS)                           1996       1997       1998
--------------------------------  ---------  ---------  ---------
Federal statutory rate..........        35%        35%        35%
                                  ---------  ---------  ---------
Tax at federal statutory rate...       $1.0      $11.2       $4.5
Acquired research and
  development...................        (.7)      (9.3)    --
                                  ---------  ---------  ---------
Income tax benefit..............       $ .3      $ 1.9       $4.5
                                  ---------  ---------  ---------
                                  ---------  ---------  ---------

                      NOTE 4 RETIREMENT AND OTHER BENEFITS

PENSION PLANS

    The Company maintains or sponsors pension plans that cover selective employees of the Celera Genomics group. Pension benefits earned are generally based on years of service and compensation during active employment. However, the level of benefits and terms of vesting vary among the plans. Pension plan assets are administered by trustees and are principally invested in equity and fixed income securities. The funding of pension plans is determined in accordance with statutory funding requirements. Pension expense, consisting primarily of service cost, allocated to the Celera Genomics group was less than $.05 million in fiscal 1996, $.1 million in fiscal 1997, and $.1 million in fiscal 1998.

SAVINGS PLAN

    The Company provides a 401(k) savings plan, for most domestic employees, with automatic Company contributions of 2% of eligible compensation and a dollar-for-dollar matching contribution of up to 4% of eligible compensation. The Company contributions allocated to the Celera Genomics group were less than $.05 million in fiscal 1996, $.1 million in fiscal 1997, and $.2 million in fiscal 1998.

RETIREE HEALTH CARE AND LIFE INSURANCE BENEFITS

    The Company provides certain health care and life insurance benefits to domestic employees hired prior to January 1, 1993, who retire and satisfy certain service and age requirements. Generally, medical coverage pays a stated percentage of most medical expenses, reduced for any deductible and for payments made by Medicare or other group coverage. The cost of providing these benefits is shared with retirees. The plan is unfunded. The postretirement benefit expense allocated to the Celera Genomics group was not material for fiscal 1996, 1997, and 1998. Amounts allocated to the Celera Genomics group were less than $.05 million for all periods presented.

POSTEMPLOYMENT BENEFITS

    The Company provides certain postemployment benefits to selected employees. These benefits generally include severance, disability, and medical-related costs paid after employment but before retirement.

                    NOTE 5 GROUP EQUITY AND NOTE RECEIVABLE

    Celera Genomics stock will represent a separate class of the new Delaware company's common stock if the Recapitalization Proposal is approved. Additional shares of Celera Genomics stock may be issued from time to time upon exercise of stock options or at the discretion of the Company's Board.

NOTE RECEIVABLE FROM THE PE BIOSYSTEMS GROUP


    The development of the Celera Genomics group's products and services will require substantial funding. No organization has ever attempted to combine in one business organization all of the Celera Genomics group's businesses. The initial capitalization of the Celera Genomics group includes a $330 million short-term note receivable from the PE Biosystems group established at September 30, 1998. The $330 million note represented an allocation of the Company's capital to the Celera Genomics group and did not result in the PE Biosystems group holding an equity interest in the Celera Genomics group. This allocation of capital represented management's decision to allocate a portion of the Company's capital to the Celera Genomics group and the remaining capital to the PE Biosystems group prior to the effective date of the Recapitalization. The group financial statements do not include any intergroup equity interest. The note is expected to be repaid with the proceeds from the sale of the Analytical Instruments business of the PE Biosystems group. Accordingly, no interest will be ascribed to the note. At December 31, 1998 the outstanding balance of the note was $311.3 million.


    The Company also intends to allocate tax benefits to the Celera Genomics group for losses incurred, resulting in up to $75 million of additional cash resources for the Celera Genomics group. For the six months ended December 31, 1998, the Celera Genomics group generated $6.3 million of tax benefits. At December 31, 1998, the tax benefit receivable was $4.4 million.

SHAREHOLDER'S PROTECTION RIGHTS PLAN

    The Company has a Shareholder's Protection Rights Plan (the "Original Rights Agreement") designed to protect shareholders against abusive takeover tactics by issuing Participating Preferred Stock Purchase Rights (the "Original Rights") for each share of existing common stock. Each Original Right entitles the holder to buy one one-hundredth of a newly issued share of participating preferred stock having economic and voting terms similar to those of one share of existing common stock at an exercise price of $90, subject to adjustment.

    The Original Rights are exercisable only if a person or a group acquires 20% of more of the Company's existing common stock or commences a tender offer for 20% or more of the existing common stock. Before that time, the rights trade with the existing common stock, but thereafter they become separately tradeable.

    Upon exercise, each Original Right entitles the holder to purchase a number of shares of preferred stock of the Company having a market value of two times the exercise price. If the Company is acquired in a merger or other business combination, each Original Right will entitle the holder to purchase at the then exercise price a number of shares of common stock of the acquiring company having a market value of two times such exercise price. If any person or group acquires between 20% and 50% of the Company's shares, the Company's Board may, at its option, exchange one share of the Company's existing common stock for each Original Right. The Original Rights are redeemable at the Company's option at one cent per right prior to a person or group becoming an acquiring person.


    If the Recapitalization Proposal is implemented, the Company will enter into a new rights agreement (the "New Rights Agreement"), substantially similar to the Original Rights Agreement, containing provisions designed to, among other things, (1) reflect the new equity structure of the Company, and (2) reset the prices at which rights issued under the New Rights Agreement may be exercised for shares of participating preferred stock. As of the effective time of the recapitalization, the Company will (1) designate a new series of Preferred Stock as the Series A Participating Junior Preferred Stock, (2) designate another new series of Preferred Stock as the Series B Participating Junior Preferred Stock,
(3) issue one right for each share of PE Biosystems stock (a "PE Biosystems Right"), which will allow holders to purchase shares of Series A Participating Junior Preferred Stock under conditions specified in the New Rights Agreement and (4) issue one right for each share of Celera Genomics stock (a "Celera Genomic Right"), which will allow holders to purchase shares of Series B Participating Junior Preferred Stock under conditions specified in the New Rights Agreement.

    The Rights will expire on the tenth anniversary of the adoption of the New Rights Agreement, unless extended or terminated by the Company. The Rights would be exercisable only if a person or group acquires (1) 15% or more of the shares of PE Biosystems stock then outstanding or (2) 15% or more of the Celera Genomics stock then outstanding, or commences a tender offer that would result in such person or group beneficially owning such number of shares. In such event, each right would entitle the holder to purchase from the Company (1) in the case of a PE Biosystems Right, one one-thousandth (1/1000th) of a share of Series A Participating Junior Preferred Stock at a purchase price of $425, subject to adjustment, and (2) in the case of a Celera Genomics Right, one one-thousandth (1/1000th) of a share of Series B Participating Junior Preferred Stock at a purchase price of $125, subject to adjustment.

                          NOTE 6 STOCK INCENTIVE PLANS

1999 INCENTIVE STOCK PLANS

    The Board has approved the PE Corporation/PE Biosystems Group 1999 Stock Incentive Plan (the "PE Biosystems Group Plan") and the PE Corporation/Celera Genomics Group 1999 Stock Incentive Plan (the "Celera Genomics Group Plan"), subject to shareholder approval. The PE Biosystems Group Plan authorizes grants of stock options, stock awards and performance shares with respect to PE Biosystems stock. The Celera Genomics Group Plan authorizes grants of stock options, stock awards and performance shares with respect to Celera Genomics stock. The Company does not currently intend to grant awards under the PE Biosystems Group Plan to members of the Celera Genomics group. It is intended, however, that certain directors, officers and key employees of the Company with responsibilities involving both the PE Biosystems group and the Celera Genomics group and certain key employees of each group may be granted awards under both incentive plans in a manner which reflects their responsibilities. The Board believes that permitting incentive awards to be made to participants with respect to the class of common stock which reflects the performance of the group's business in which the participants work and, in certain cases the other group, is in the best interest of the Company and its stockholders.

    Several existing stock incentive plans which offer benefits in the form of, or based on the performance of, the existing common stock will be affected by the Recapitalization Proposal. The affected plans and management's intentions with respect to those plans upon the approval and implementation of the Recapitalization Proposal are discussed below.

STOCK OPTION PLANS

    Under the Company's stock option plans, officers and other key employees may be, and directors are, granted options, each of which allows for the purchase of existing common stock at a price of not less than 100% of fair market value at the date of grant. Under the normal vesting requirements, 50% of the options are exercisable after one year and 100% after two years. Options generally expire ten years from the date of grant.

    Transactions relating to the stock option plans of the Company are summarized below:

                                              WEIGHTED
                               NUMBER OF       AVERAGE
                                OPTIONS    EXERCISE PRICE
                              -----------  ---------------
FISCAL 1996
Outstanding at June 30,
 1995.......................   4,597,214      $   29.97
Granted.....................     820,495      $   46.43
Exercised...................   1,393,807      $   29.48
Cancelled...................     201,367      $   34.17
                              -----------
Outstanding at June 30,
 1996.......................   3,822,535      $   34.05
Exercisable at June 30,
 1996.......................   2,544,100      $   30.17

FISCAL 1997
Granted.....................   1,595,528      $   59.78
Exercised...................   1,167,179      $   29.73
Cancelled...................      95,281      $   43.17
                              -----------
Outstanding at June 30,
 1997.......................   4,155,603      $   45.03
Exercisable at June 30,
 1997.......................   2,254,052      $   35.24

FISCAL 1998
Granted.....................   1,997,041      $   70.41
Exercised...................     780,994      $   34.76
Cancelled...................     154,686      $   71.42
                              -----------
Outstanding at June 30,
 1998.......................   5,216,964      $   55.51
Exercisable at June 30,
 1998.......................   2,936,389      $   43.12

    At June 30, 1998, 241,437 shares remained available for option grant.

    The following table summarizes information regarding options outstanding and exercisable at June 30, 1998:

                                             WEIGHTED AVERAGE
                                       ----------------------------
                                         CONTRACTUAL
(OPTION PRICES PER         NUMBER OF   LIFE REMAINING    EXERCISE
SHARE)                      OPTIONS       IN YEARS         PRICE
------------------------  -----------  ---------------  -----------
Options outstanding:
At $2.04-$29.95.........     448,472            4.2      $   20.93
At $30.25-$59.75........   2,038,936            7.0      $   40.87
At $60.06-$85.69........   2,713,648            9.3      $   71.83
At $90.86-$163.55.......      15,908            5.4      $  120.86

Options exercisable:
At $2.04-$29.95.........     448,472            4.2      $   20.93
At $30.25-$59.75........   1,992,736            6.9      $   40.53
At $60.06-$83.69........     479,273            8.7      $   72.07
At $90.86-$163.55.......      15,908            5.4      $  120.86

    If the Recapitalization Proposal is approved by the shareholders and implemented by the Board, each outstanding stock option under the Company's stock option plans will be converted into separately exercisable options to acquire one share of PE Biosystems stock and 0.5 of a share of Celera Genomics stock. The exercise price for the resulting PE Biosystems stock options and Celera Genomics stock options will be calculated by multiplying the exercise price under the original option from which they were converted by a fraction, the numerator of which is the opening price of PE Biosystems stock or Celera Genomics stock, as the case may be, on the first date such stocks are traded on the New York Stock Exchange and the denominator of which is the sum of such PE Biosystems stock and Celera Genomics stock prices. However, the aggregate intrinsic value of the options will not be increased, and the ratio of the exercise price per option to the market value per share will not be reduced. In addition, the vesting provision and option periods of the original grants will remain the same when converted. No further grants may be made under the amended plan.

EMPLOYEE STOCK PURCHASE PLAN

    The Company's Employee Stock Purchase Plan offers domestic and certain foreign employees the right to purchase, over a certain period, shares of existing common stock on an annual offering date. The purchase price in the United States is equal to the lower of 85% of the average market price of the common stock on the offering date or 85% of the average market price of the common stock on the last day of the purchase period. Provisions of the plan for employees in foreign countries vary according to local practice and regulations.

    Common stock issued under the Employee Stock Purchase Plan during fiscal 1996, 1997, and 1998 totaled 77,000 shares, 111,000 shares, and 174,000 shares, respectively. At June 30, 1998, 499,000 shares remained available for issuance.

    If the Recapitalization Proposal is approved by the shareholders and implemented by the Board, the terms of the offering will be adjusted to allow employees to purchase either PE Biosystems stock or Celera Genomics stock for each share of existing common stock.

DIRECTOR STOCK PURCHASE AND DEFERRED COMPENSATION PLAN

    The Company has a Director Stock Purchase and Deferred Compensation Plan that requires non-employee directors of the Company to apply at least 50% of their annual retainer to the purchase of existing common stock. The purchase price is the fair market value on the first business day of the third month of each fiscal quarter. At June 30, 1998, approximately 87,000 shares were available for issuance.

    If the Recapitalization Proposal is approved, each share of stock currently held will be converted into one share of PE Biosystems stock and 0.5 of a share of Celera Genomics stock. In addition, it is intended that non-employee directors will be required to apply at least 50% their annual retainer to the purchase of both PE Biosystems stock and Celera Genomics stock in a ratio approximately equal to the number of shares of PE Biosystems stock and Celera Genomics stock outstanding.

RESTRICTED STOCK

    As part of the Company's stock incentive plans, key employees may be, and non-employee directors are, granted shares of restricted stock that will vest when certain continuous employment/service restrictions and/or specified performance goals are achieved. The fair value of shares granted is generally expensed over the restricted periods, which may vary depending on the estimated achievement of performance goals.

    Restricted stock granted to key employees and non-employee directors during fiscal 1996, 1997, and 1998 totaled 185,000 shares (155,000 of which were subject to shareholder approval in fiscal 1997), 42,000 shares, and 4,350 shares, respectively. No compensation expense was allocated to the Celera Genomics group for these awards.

    Upon approval and implementation of the Recapitalization Proposal, each share of restricted stock currently held will be redesignated as one share of PE Biosystems stock and 0.5 of a share of Celera Genomics stock.
PERFORMANCE UNIT BONUS PLAN

    The Company has a Performance Unit Bonus Plan whereby employees may be awarded performance units in conjunction with an equal number of stock options. A performance unit represents the right to receive a cash or stock payment from the Company at a specific date in the future. The amount of the payment is equal to the fair market value of a share of common stock on the date of the grant. The performance units vest upon shares of the Company's existing common stock attaining and maintaining specific stock price levels for a specified period, and are payable on or after June 26, 2000. As of June 30, 1998, 324,500 performance units were outstanding. All amounts recognized in the Company's Consolidated Statements of Financial Position have been allocated to the Perkin-Elmer group. No amounts were allocated to the Celera Genomics group for fiscal 1996, 1997, and 1998.

    Upon approval and implementation of the Recapitalization Proposal, each performance unit will be converted in conjunction with the conversion of the Company's stock options.

OTHER

    The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," in 1996. The Company has elected to continue to account for its stock-based compensation plans under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and disclose the pro forma effects of the plans on net income and earnings per share as provided by SFAS No. 123. Accordingly, no compensation expense has been recognized for the stock option plans and employee stock purchase plans, as all options have been issued at fair market value. Since Celera Genomics stock was not part of the capital structure of the Company for the periods presented, there were no stock options outstanding. Therefore, the pro forma effect of Celera Genomics stock options on the accompanying historical combined financial statements is not presented.

                      NOTE 7 COMMITMENTS AND CONTINGENCIES

    Future minimum payments at June 30, 1998 under non-cancelable operating leases for real estate and equipment were as follows:

(DOLLAR AMOUNTS IN MILLIONS)
----------------------------------------------
1999..........................................   $      .3
2000..........................................          .3
2001..........................................          .2
2002..........................................          .2
                                                       ---
Total.........................................   $     1.0
                                                       ---
                                                       ---

    Rental expense was $.1 million in fiscal 1997 and $.3 million in fiscal 1998. Rental expense for fiscal 1996 was not material.

    On July 10, 1998, the Company entered into a ten-year non-cancelable lease for the Celera Genomics group's facility in Rockville, Maryland. Total lease payments over the ten-year period will be approximately $22 million.

    On October 19, 1998, Amersham Pharmacia Biotech, Inc. ("Amersham") filed a patent infringement action against a subsidiary of the Company which is a part of the Celera Genomics group in the United States District Court for the District of Delaware. The complaint alleges that the subsidiary is directly, contributorily or by inducement infringing U.S. Patent No. 5,688,648 ("the `648 patent"), entitled "Probes Labeled with Energy Transfer Coupled Dyes." The complaint seeks declaratory judgment that the use of the Perkin-Elmer BigDye-TM-Primer and BigDye-TM- Terminator kits would infringe the `648 patent, as well as injunctive and monetary relief. The Celera Genomics group answered the complaint, alleging that the `648 patent is invalid and that the Celera Genomics group has not infringed the `648 patent.

    The Company has been named as a defendant in several legal actions, including patent, commercial, and environmental, arising from the conduct of normal business activities. Although the amount of any liability that might arise with respect to any of these matters cannot be accurately predicted, the resulting liability, if any, will not in the opinion of management have a material adverse effect on the financial statements of the Celera Genomics group or the Company.

    The holders of Celera Genomics stock will be stockholders of the Company and will continue to be subject to all of the risks associated with an investment in the Company, including any legal proceeding and claims affecting the PE Biosystems stock.

                       NOTE 8 RELATED PARTY TRANSACTIONS

SALES OF PRODUCTS AND SERVICES BETWEEN GROUPS

    A group will sell products or services to the other group on terms that would be available from third parties in commercial transactions. If terms for such transaction are not available, the purchasing group will pay fair value as determined by the Board for such products and pay for such services at fair value, as determined by the Board, or at the cost (including overhead) of the selling group. For the six month period ended December 31, 1998, purchases of instruments and consumables from the PE Biosystems group were $8.4 million and R&D expense included $1.4 million of services provided by the PE Biosystems group.

ACCESS TO TECHNOLOGY AND KNOW-HOW

    Each group will have free access to all Company technology and know-how (excluding products and services of the other group) that may be useful in that group's business, subject to obligations and limitations applicable to the Company and to such exceptions that the Board may determine. The groups will consult with each other on a regular basis concerning technology issues that affect both groups. The costs of developing this technology remain in the group responsible for its development.

                         NOTE 9 ADDITIONAL INFORMATION

SELECTED ACCOUNTS

    The following table provides the major components of other accrued expenses in the Combined Statements of Financial Position:

                                        AT JUNE 30,
                                    --------------------
                                      1997       1998
                                    ---------  ---------
Other accrued expenses:
Deferred contract research
  revenues........................  $  --      $      .5
Other.............................         .5         .8
                                    ---------  ---------
Total other accrued expenses......  $      .5  $     1.3
                                    ---------  ---------
                                    ---------  ---------

                                                                         ANNEX I

                          AGREEMENT AND PLAN OF MERGER

    AGREEMENT AND PLAN OF MERGER, dated as of March 10, 1999 (this "Agreement"), among PE Corporation, a Delaware corporation ("PE Delaware"), PE Merger Corp., a New York corporation and a wholly-owned subsidiary of PE Delaware ("Merger Subsidiary"), and The Perkin-Elmer Corporation, a New York Corporation ("Perkin-Elmer").

    WHEREAS, Perkin-Elmer's authorized capital stock consists of 180,000,000 shares of Common Stock, par value $1.00 ("Existing Common Stock"), and 1,000,000 shares of Preferred Stock, par value $1.00 per share, of which 50,567,300 shares of Existing Common Stock are outstanding on the date hereof (subject to change after the date hereof and prior to the Effective Time (as defined herein) as a result of exercises of stock options and warrants);

    WHEREAS, Merger Subsidiary's authorized capital stock consists of 1,000 shares of common stock, par value $.01, of which 100 shares are outstanding on the date hereof and held by PE Delaware;

    WHEREAS, PE Delaware's authorized capital stock consists of (a) 500,000,000 shares of PE Corporation-PE Biosystems Group Common Stock, par value $.01 per share ("PE Biosystems Stock"), (b) 225,000,000 shares of PE Corporation-Celera Genomics Group Common Stock, par value $.01 per share ("Celera Genomics Stock"), and (c) 10,000,000 shares of Preferred Stock, par value $.01 per share;

    WHEREAS, immediately prior to the Effective Time, PE Delaware and BankBoston, N.A. will enter into a Rights Agreement in the form filed as an exhibit to the Registration Statement on Form S-4 of PE Delaware (the "Rights Agreement");

    WHEREAS, the Boards of Directors of PE Delaware, Merger Subsidiary and Perkin-Elmer have each adopted this Agreement and approved the merger of Merger Subsidiary with and into Perkin-Elmer and Perkin-Elmer becoming a wholly-owned subsidiary of PE Delaware (the "Merger") in accordance with the New York Business Corporation Law ("NYBCL"), subject to the terms and conditions set forth herein; and

    WHEREAS, this Agreement will be submitted for adoption by the shareholders of Perkin-Elmer at a special meeting of shareholders (the "Special Meeting") called for such purpose (and has been approved by PE Delaware, the sole shareholder of Merger Subsidiary).

    NOW, THEREFORE, the parties agree as follows:

                                   ARTICLE I
                                   THE MERGER

    1.1. THE MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Subsidiary shall be merged with and into Perkin-Elmer in accordance with the NYBCL. From and after the Effective Time, the separate corporate existence of Merger Subsidiary shall cease and Perkin-Elmer shall continue as the surviving corporation of the Merger under the name "PE Corporation" (the "Surviving Corporation"). From and after the Effective Time, the Surviving Corporation shall possess all of the rights, privileges, immunities, powers and purposes, and be subject to all of the liabilities, obligations and penalties, of Perkin-Elmer and Merger Subsidiary, all as provided under applicable law.

    1.2. EFFECTIVE TIME. The Merger shall become effective (the "Effective Time") upon the due filing of a certificate of merger (the "Certificate of Merger") with the New York Secretary of State in accordance with the NYBCL, or at such later time as is specified in the Certificate of Merger.

    1.3. CERTIFICATE OF INCORPORATION AND BY-LAWS. The certificate of incorporation of Merger Subsidiary shall be the certificate of incorporation of the Surviving Corporation after the Effective Time, until amended in accordance with applicable law. The by-laws of Merger Subsidiary shall be the by-laws of the Surviving Corporation after the Effective Time, until amended in accordance with applicable law.

    1.4. DIRECTORS AND OFFICERS. The directors and officers of Merger Subsidiary at the Effective Time shall be the directors and officers of the Surviving Corporation after the Effective Time, until expiration of their current terms, or their prior resignation, removal or death, subject to the certificate of incorporation and the by-laws of the Surviving Corporation.

                                   ARTICLE II
                        CONVERSION AND EXCHANGE OF STOCK

    2.1. CONVERSION. As of the Effective Time, by virtue of the Merger and without any action on the part of any party hereto or any shareholder of Perkin-Elmer:

        (a) Each issued and outstanding share of Existing Common Stock shall be converted into and become (i) one validly issued, fully paid and non-assessable share of PE Biosystems Stock (together with one PE Biosystems Right (as defined in the Rights Agreement)) and (ii) subject to Section 2.2, .5 of a share of validly issued, fully paid and non-assessable shares of Celera Genomics Stock (together with .5 of a Celera Genomics Right (as defined in the Rights Agreement)).

        (b) Each issued and outstanding share of capital stock of Merger Subsidiary shall be converted in the Merger into one share of common stock of the Surviving Corporation and the aggregate of all such shares shall thereafter constitute all of the issued and outstanding capital stock of the Surviving Corporation.

    2.2. FRACTIONAL INTERESTS. No certificates or script representing fractional shares of Celera Genomics Stock shall be issued in connection with the Merger, and such fractional interests will not entitle the owner thereof to any rights of a stockholder of PE Delaware. The Exchange Agent (as defined below) shall determine the number of fractional shares of Celera Genomics Stock allocable to each holder of record of Existing Common Stock (after taking into account all shares of Existing Common Stock held immediately prior to the Effective Time by such holder), shall aggregate such fractional shares (together with the related Celera Genomics Rights) of all such holders, shall sell the whole interests obtained thereby in an orderly manner after the Effective Time in the open market and shall cause to be distributed to each such holder a check in lieu of any fractional interests that such holder would otherwise be entitled to receive (minus any pro rata share of any brokerage commissions payable in connection with such sale).

    2.3. EXCHANGE PROCEDURES. (a) As of the Effective Time, each certificate that represents issued and outstanding shares of Existing Common Stock ("Existing Certificates") shall be deemed for all purposes to evidence ownership of, and to represent, the same number of shares of PE Biosystems Stock. The registered owner on the books and records of PE Delaware or its transfer agents of any such Existing Certificate shall, until such certificate is surrendered for transfer pursuant to this Section 2.3, have and be entitled to exercise any and all voting and other rights with respect to, and receive any and all dividends and other distributions upon, the shares of PE Biosystems Stock evidenced by such Existing Certificate.

    (b) As soon as practicable after the Effective Time, such bank or trust company as PE Delaware may designate (the "Exchange Agent") shall mail to each holder of record of Existing Certificates certificates representing the number of whole shares of Celera Genomics Stock ("Celera Genomics Certificates") to which such holder is entitled pursuant to Section 2.1 hereof (and a check in lieu of fractional shares of Celera Genomics Stock pursuant to Section 2.2), and information pursuant to which such holder may exchange Existing Certificates for certificates representing shares of PE Biosystems Stock ("PE Biosystems Certificates"), which shall specify that delivery shall be effected, and risk of loss and title to the Existing Certificates shall pass, only upon delivery of the Existing Certificates to the Exchange Agent.

    (c) Upon surrender, in accordance with the information delivered pursuant to
Section 2.3(b), of duly executed Existing Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by PE Delaware, the holder of such Existing Certificates shall be entitled to receive in exchange therefor PE Biosystems Certificates representing a number of shares of PE Biosystems Stock equal to the number of shares of Existing Common Stock represented by such Existing Certificates. If any PE Biosystems Certificate is to be issued in a name other than that in which the Existing Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Existing Certificate so surrendered shall be properly endorsed and the signatures thereon properly guaranteed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of PE Biosystems Certificate in any name other than that of the registered holder of the Existing Certificate surrendered, or otherwise required, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

    (d) After the Effective Time, no transfer of shares of Existing Common Stock shall thereafter be made. If, after the Effective Time, Existing Certificates are presented for transfer, they shall be canceled and exchanged for PE Biosystems Certificates representing the number of shares of PE Biosystems Stock represented by such Existing Certificates.

                                  ARTICLE III
                                   CONDITIONS

    Consummation of the Merger is subject to the satisfaction at or before the Effective Time of the following conditions:

    3.1 SHAREHOLDER AUTHORIZATION. This Agreement shall have been adopted at the Special Meeting by the affirmative vote of the holders of two-thirds of the shares of Existing Common Stock outstanding on the record date fixed for determining the shareholders of Perkin-Elmer entitled to vote thereon.

    3.2 RIGHTS AGREEMENT. The Rights Agreement shall have been executed by the parties thereto.

                                   ARTICLE IV
                                 MISCELLANEOUS

    4.1 TERMINATION. At any time prior to the consummation of the Merger, this Agreement may be terminated and the Merger abandoned by the Board of Directors of Perkin-Elmer.

    4.2 AMENDMENT. This Agreement may be amended at any time prior to the Effective Time with the mutual consent of the Boards of Directors of Perkin-Elmer and PE Delaware; provided, however, that this Agreement may not be amended after it has been adopted by the shareholders of Perkin-Elmer in any manner which, in the judgment of the Board of Directors of Perkin-Elmer, would have a material adverse effect on the rights of such shareholders or in any manner not permitted under applicable law.

    4.3 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

    IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed by its respective officers thereunto duly authorized all as of the date first above written.

                                      PE CORPORATION

                                      (a Delaware corporation)

                                      By _______________________________________
                                      Name:

                                      Title:

                                      PE MERGER CORP.

                                      (a New York corporation)

                                      By _______________________________________
                                      Name:

                                      Title:

                                      THE PERKIN-ELMER CORPORATION

                                      (a New York corporation)

                                      By _______________________________________
                                      Name:

                                      Title:

                                                                        ANNEX II

                     RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                                 PE CORPORATION

 (Originally Incorporated November 16, 1998 Under the Name of The Perkin-Elmer
                                  Corporation)

                                   ARTICLE I.
                                      NAME

    The name of the corporation is PE Corporation (the "Corporation").

                                  ARTICLE II.
                         ADDRESS OF REGISTERED OFFICE;
                            NAME OF REGISTERED AGENT

    The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at that address is The Corporation Trust Company.

                                  ARTICLE III.
                                    PURPOSE

    The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "DGCL").

                                  ARTICLE IV.
                                 CAPITAL STOCK

    SECTION 1. AUTHORIZATION. The aggregate number of shares of stock which the Corporation shall have authority to issue is seven hundred thirty-five million (735,000,000) shares, of which five hundred million (500,000,000) shares shall be shares of a class of common stock designated as "PE Corporation--PE Biosystems Group Common Stock," having a par value of $0.01 per share (the "PE Biosystems Stock"), two hundred twenty-five million (225,000,000) shares shall be shares of a class of common stock designated as "PE Corporation--Celera Genomics Group Common Stock," having a par value of $0.01 per share (the "Celera Genomics Stock"), and ten million (10,000,000) shares shall be shares of a class of preferred stock having a par value of $.01 per share (the "Preferred Stock") and issuable in one or more series as hereinafter provided. The PE Biosystems Stock and the Celera Genomics Stock shall hereinafter collectively be called "Common Stock" and either shall sometimes be called a class of Common Stock. For purposes of this Article IV, references to the "Board of Directors" shall refer to the Board of Directors of the Corporation, as established in accordance with
Article V of the certificate of incorporation of the Corporation, and references to "the Certificate of Incorporation" shall refer to this Restated Certificate of Incorporation as the same may be amended from time to time. Certain capitalized terms used in this Article IV, shall have the meanings set forth in
Section 2.6
of this Article. For purposes of this Article IV, the PE Biosystems Stock, when issued, shall be considered issued in respect of the PE Biosystems Group and the Celera Genomics Stock, when issued, shall be considered issued in respect of the Celera Genomics Group. The number of authorized shares of any class or classes of capital stock of the Corporation may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Corporation entitled to vote generally in the election of directors.

    SECTION 2. COMMON STOCK. The voting powers, preferences and relative, participating, optional or other special rights of the Common Stock, and the qualifications and restrictions thereon, shall be as follows in this Section 2.

    SECTION 2.1 DIVIDENDS. Subject to any preferences and relative, participating, optional or other special rights of any outstanding class or series of preferred stock of the Corporation and any qualifications or restrictions on either class of Common Stock created thereby, dividends may be declared and paid upon either class of Common Stock, upon the terms with respect to each such class, and subject to the limitations provided for below in this
Section 2.1, as the Board of Directors may determine.

    (a) DIVIDENDS ON PE BIOSYSTEMS STOCK. Dividends on PE Biosystems Stock may be declared and paid only out of the lesser of (i) the funds of the Corporation legally available therefor and (ii) the PE Biosystems Group Available Dividend Amount.

    (b) DIVIDENDS ON CELERA GENOMICS STOCK. Dividends on Celera Genomics Stock may be declared and paid only out of the lesser of (i) the funds of the Corporation legally available therefor and (ii) the Celera Genomics Group Available Dividend Amount.

    (c) DISCRIMINATION IN DIVIDENDS BETWEEN CLASSES OF COMMON STOCK. The Board of Directors, subject to the provisions of Sections 2.1(a) and 2.1(b), may at any time declare and pay dividends exclusively on PE Biosystems Stock, exclusively on Celera Genomics Stock, or on both such classes, in equal or unequal amounts, notwithstanding the relative amounts of the Available Dividend Amount with respect to either Group, the amount of dividends previously declared on either class, the respective voting or liquidation rights of either class or any other factor.

    (d) SHARES DISTRIBUTIONS. Except as permitted by Sections 2.4(a) and 2.4(b), the Board of Directors may declare and pay dividends or distributions of shares of PE Biosystems Stock or Celera Genomics Stock (or Convertible Securities convertible into or exchangeable or exercisable for shares of PE Biosystems Stock or Celera Genomics Stock) on shares of a class of Common Stock or shares of a class or series of preferred stock of the Corporation only as follows:

        (i) dividends or distributions of shares of PE Biosystems Stock (or Convertible Securities convertible into or exchangeable or exercisable for shares of PE Biosystems Stock) on shares of PE Biosystems Stock or shares of preferred stock attributed to the PE Biosystems Group;

        (ii) dividends or distributions of shares of Celera Genomics Stock (or Convertible Securities convertible into or exchangeable or exercisable for shares of Celera Genomics Stock) on shares of Celera Genomics Stock or shares of preferred stock attributed to the Celera Genomics Group; and

        (iii) dividends or distributions of shares of Celera Genomics Stock (or Convertible Securities convertible into or exchangeable or exercisable for shares of Celera Genomics Stock) on shares of PE Biosystems Stock or shares of preferred stock attributed to the PE Biosystems Group, but only if the sum of (1) the number of shares of Celera Genomics Stock to be so issued (or the number of such shares which would be issuable upon conversion, exchange or exercise of any Convertible Securities to be so issued) and (2) the number of shares of Celera Genomics Stock which are issuable upon conversion, exchange or exercise of any Convertible Securities then outstanding that are attributed to the PE Biosystems Group is less than or equal to the Number of Celera Genomics Designated Shares.

    SECTION 2.2 VOTING RIGHTS. (a) GENERAL. Except as otherwise provided by law, by the terms of any outstanding class or series of preferred stock of the Corporation or by any provision of the Certificate of Incorporation restricting the power to vote on a specified matter to other stockholders, the entire voting power of the stockholders of the Corporation shall be vested in the holders of the Common Stock, who shall be entitled to vote on any matter on which the holders of stock of the Corporation shall, by law or by the provisions of the Certificate of Incorporation or Bylaws of the Corporation, be entitled to vote, and both classes of Common Stock shall vote thereon together as a single class.

    (b) NUMBER OF VOTES FOR EACH CLASS OF COMMON STOCK. On each matter to be voted on by the holders of both classes of Common Stock voting together as a single class, the number of votes per share of each class shall be as follows:

        (i) each outstanding share of PE Biosystems Stock shall have one vote;
    and

        (ii) each outstanding share of Celera Genomics Stock shall have a number of votes (including a fraction of one vote) equal to the quotient (rounded to the nearest three decimal places) of the average Market Value of one share of Celera Genomics Stock during the 20-Trading Day Period ending on the tenth Trading Day prior to the record date for determining the stockholders entitled to vote, divided by the average Market Value of a share of PE Biosystems Stock during such 20-Trading Day period.

Notwithstanding the foregoing, if shares of only one class of Common Stock are outstanding on the record date for determining the holders of Common Stock entitled to vote on any matter, then each share of that class shall be entitled to one vote and, if either class of Common Stock is entitled to vote as a separate class with respect to any matter, each share of that class shall, for purpose of such vote, be entitled to one vote on such matter.

    In addition to any provision of law or any provision of the Certificate of Incorporation entitling the holders of outstanding shares of PE Biosystems Stock or Celera Genomics Stock to vote as a separate class, the Board of Directors may condition the approval of any matter submitted to stockholders on receipt of a separate vote of the holders of outstanding shares of PE Biosystems Stock or Celera Genomics Stock.

    SECTION 2.3 LIQUIDATION RIGHTS. In the event of any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and the full preferential amounts (including any accumulated and unpaid dividends) to which the holders of any outstanding shares of preferred stock of the Corporation are entitled (regardless of the Group to which such shares of preferred stock were attributed), the holders of the PE Biosystems Stock and Celera Genomics Stock shall be entitled to receive the assets, if any, of the Corporation remaining for distribution to holders of Common Stock on a per share basis in proportion to the respective liquidation units per share of such class. Each share of PE Biosystems Stock shall have one liquidation unit and each share of Celera Genomics Stock shall have a number of liquidation units (including a fraction of one liquidation unit) equal to the quotient (rounded to the nearest five decimal places) of the average Market Value of one share of Celera Genomics Stock during the 20-Trading Day period ending on the 40th Trading Day after the effective date of this certificate of incorporation, divided by the average Market Value of one share of PE Biosystems Stock during such 20-Trading Day period. Neither the merger nor consolidation of the Corporation into or with any other corporation, nor a sale, transfer or lease of all or any part of the assets of the Corporation, shall, alone, be deemed a liquidation or winding up of the Corporation or cause the dissolution of the Corporation, for purposes of this Section 2.3.

    If the Corporation shall in any manner subdivide (by stock split, reclassification or otherwise) or combine (by reverse stock split, reclassification or otherwise) the outstanding shares of PE Biosystems Stock or Celera Genomics Stock, or declare a dividend in shares of either class to holders of such class, the per share liquidation units of either class of Common Stock specified in the preceding paragraph of this Section 2.3, as adjusted from time to time, shall be appropriately adjusted as determined by the

Board of Directors, so as to avoid dilution in the aggregate, relative liquidation rights of the shares of any class of Common Stock.

    SECTION 2.4 CONVERSION OR REDEMPTION OF THE COMMON STOCK. PE Biosystems Stock is subject to conversion or redemption and Celera Genomics Stock is subject to conversion or redemption, in each case, upon the terms provided below in this Section 2.4; provided, however, that neither class of Common Stock may be converted or redeemed if the other class of Common Stock has been converted or redeemed in its entirety or notice thereof shall have been given as required by this Section 2.4.

    (a) MANDATORY AND OPTIONAL CONVERSION AND REDEMPTION OF PE BIOSYSTEMS STOCK OTHER THAN FOR PE BIOSYSTEMS SUBSIDIARY STOCK. (i) In the event of the Disposition, in one transaction or a series of related transactions, by the Corporation and/or its subsidiaries of all or substantially all of the properties and assets attributed to the PE Biosystems Group to one or more persons or entities (other than the Disposition (w) by the Corporation of all or substantially all of its properties and assets in one transaction or a series of related transactions in connection with the dissolution, liquidation or winding up of the Corporation and the distribution of assets to stockholders as referred to in Section 2.3, (x) of the properties and assets attributed to the PE Biosystems Group as contemplated by Section 2.4(c) or otherwise to all holders of shares of PE Biosystems Stock divided among such holders on a pro rata basis in accordance with the number of shares of PE Biosystems Stock outstanding, (y) to any person or entity controlled (as determined by the Board of Directors) by the Corporation or (z) in connection with a Related Business Transaction in respect of the PE Biosystems Group), the Corporation shall, on or prior to the 95th Trading Day after the date of consummation of such Disposition (the "Disposition Date"), pay a dividend on PE Biosystems Stock or redeem some or all of PE Biosystems Stock or convert PE Biosystems Stock into Celera Genomics Stock (or another class or series of common stock of the Corporation), all as provided by the following Sections 2.4(a)(i)(1) and 2.4(a)(i)(2) and, to the extent applicable, by Section 2.4(f), as the Board of Directors shall have selected among such alternatives:

        (1) provided that there are funds of the Corporation legally available therefor:

           (A) pay to the holders of the shares of PE Biosystems Stock a dividend pro rata in accordance with the number of shares of PE Biosystems Stock held by each such holder, as the Board of Directors shall have declared subject to compliance with Section 2, in cash and/ or in securities (other than a dividend of shares of a class of Common Stock) or other property having a Fair Value as of the Disposition Date in the aggregate equal to the Fair Value as of the Disposition Date of the Net Proceeds of such Disposition; or

           (B) (I) subject to the last sentence of this Section 2.4(a)(i), if such Disposition involves all (not merely substantially all) of the properties and assets attributed to the PE Biosystems Group, redeem or exchange as of the Redemption Date determined as provided by Section 2.4(f)(iii), all outstanding shares of PE Biosystems Stock in exchange for, on a pro rata basis, cash and/or for securities (other than shares of a class of Common Stock) or other property having a Fair Value as of the Disposition Date in the aggregate equal to the Fair Value as of the Disposition Date of the Net Proceeds of such Disposition; or

           (II) subject to the last sentence of this Section 2.4(a)(i), if such Disposition involves substantially all (but not all) of the properties and assets attributed to the PE Biosystems Group, redeem or exchange as of the Redemption Date determined as provided by Section 2.4(f)(iv) such number of whole shares of PE Biosystems Stock (which may be all, but not more than all, of such shares outstanding) as have in the aggregate an average Market Value during the period of ten consecutive Trading Days beginning on the 26th Trading Day immediately succeeding the Disposition Date closest to the Fair Value as of the Disposition Date of the Net Proceeds of such Disposition in consideration for, on a pro rata basis, cash and/or securities (other than shares of a class of Common Stock) or other property having a

       Fair Value as of the Disposition Date in the aggregate equal to such Fair Value of the Net Proceeds; or

        (2) declare that each outstanding share of PE Biosystems Stock shall be converted as of the Conversion Date determined as provided by Section 2.4(f)(v) into a number of fully paid and nonassessable shares of Celera Genomics Stock (or, if Celera Genomics Stock is not Publicly Traded at such time and shares of another class or series of common stock of the Corporation (other than PE Biosystems Stock) are then Publicly Traded, of such other class or series of the common stock of the Corporation as has the largest Market Capitalization as of the close of business on the Trading Day immediately preceding the date of the notice of such conversion required by
    Section 2.4(f)(v)) equal to 110% of the ratio, expressed as a decimal fraction rounded to the nearest five decimal places, of the average Market Value of one share of PE Biosystems Stock over the period of ten consecutive Trading Days beginning on the 26th Trading Day immediately succeeding the Disposition Date to the average Market Value of one share of Celera Genomics Stock (or such other class or series of common stock) over the same ten Trading Day period.

Notwithstanding the foregoing provisions of this Section 2.4(a)(i), the Corporation shall redeem shares of a class of Common Stock as provided by
Section 2.4(a)(i)(1)(B)(I) or (II) only if the amount to be paid in redemption of such stock is less than or equal to the PE Biosystems Group Available Dividend Amount as of the Redemption Date.

    (ii) For purposes of this Section 2.4(a): (1) as of any date, "substantially all of the properties and assets" attributed to the PE Biosystems Group shall mean a portion of such properties and assets (A) that represents at least 80% of the Fair Value of the properties and assets attributed to the PE Biosystems Group as of such date or (B) from which were derived at least 80% of the aggregate revenues for the immediately preceding twelve fiscal quarterly periods of the Corporation (calculated on a pro forma basis to include revenues derived from any of such properties and assets acquired during such period) derived from the properties and assets attributed to the PE Biosystems Group as of such date;
(2) in the case of a Disposition of the properties and assets attributed to the PE Biosystems Group in a series of related transactions, such Disposition shall not be deemed to have been consummated until the consummation of the last of such transactions; and (3) the Board of Directors may pay any dividend or redemption price referred to in Section 2.4(a)(i) in cash, securities (other than shares of a class of Common Stock) or other property, regardless of the form or nature of the proceeds of the Disposition.

    (iii) The Board of Directors may at any time declare that each outstanding share of PE Biosystems Stock shall be converted, as of the Conversion Date provided by Section 2.4(f)(v), into a number of fully paid and nonassessable shares of Celera Genomics Stock (or, if Celera Genomics Stock is not Publicly Traded at such time and shares of any other class or series of common stock of the Corporation (other than PE Biosystems Stock) are then Publicly Traded, of such other class or series of common stock of the Corporation as has the largest Market Capitalization as of the close of business on the fifth Trading Day immediately preceding the date of the notice of conversion required by Section 2.4(f)(v)) equal to 110% of the Market Value Ratio of PE Biosystems Stock to Celera Genomics Stock as of the fifth Trading Day prior to the date of the notice of such conversion required by Section 2.4(f)(v); provided that, if a Tax Event has occurred, such number of fully paid and nonassessable shares shall equal 100% of such ratio.

    (b) MANDATORY AND OPTIONAL CONVERSION AND REDEMPTION OF CELERA GENOMICS STOCK OTHER THAN FOR CELERA GENOMICS SUBSIDIARY STOCK. (i) In the event of the Disposition, in one transaction or a series of related transactions, by the Corporation and/or its subsidiaries of all or substantially all of the properties and assets attributed to the Celera Genomics Group to one or more persons or entities (other than the Disposition (w) by the Corporation of all or substantially all of its properties and assets in one transaction or a series of related transactions in connection with the dissolution, liquidation or winding up of the Corporation and the distribution of assets to stockholders as referred to in Section 2.3, (x) of the properties and assets attributed to the Celera Genomics Group as contemplated by Section 2.4(d) or otherwise to all holders of shares of Celera Genomics Stock divided among such holders on a pro rata basis in accordance with the number of shares of Celera Genomics Stock outstanding, (y) to any person or entity controlled (as determined by the Board of Directors) by the Corporation or (z) in connection with a Related Business Transaction in respect of the Celera Genomics Group), the Corporation shall, on or prior to the 95th Trading Day after the date of consummation of such Disposition (the "Disposition Date"), pay a dividend on Celera Genomics Stock or redeem some or all of Celera Genomics Stock or convert Celera Genomics Stock into PE Biosystems Stock (or another class or series of common stock of the Corporation), all as provided by the following Sections 2.4(b)(i)(1) and 2.4(b)(i)(2) and, to the extent applicable, by Section 2.4(f), as the Board of Directors shall have selected among such alternatives:

        (1) provided that there are funds of the Corporation legally available therefor:

        (A) pay to the holders of the shares of Celera Genomics Stock a dividend pro rata in accordance with the number of shares of Celera Genomics Stock held by each such holder, as the Board of Directors shall have declared subject to compliance with Section 2.1, in cash and/or in securities (other than a dividend of shares of a class of Common Stock) or other property having a Fair Value as of the Disposition Date in the aggregate equal to the Fair Value as of the Disposition Date of the Net Proceeds of such Disposition; or

        (B) (I) subject to the last sentence of this Section 2.4(b)(i), if such Disposition involves all (not merely substantially all) of the properties and assets attributed to the Celera Genomics Group, redeem or exchange as of the Redemption Date determined as provided by Section 2.4(f)(iii), all outstanding shares of Celera Genomics Stock in exchange for, on a pro rata basis, cash and/or for securities (other than shares of a class of Common Stock) or other property having a Fair Value as of the Disposition Date in the aggregate equal to the Fair Value as of the Disposition Date of the Net Proceeds of such Disposition; or

        (II) subject to the last sentence of this Section 2.4(b)(i), if such Disposition involves substantially all (but not all) of the properties and assets attributed to the Celera Genomics Group, redeem or exchange as of the Redemption Date determined as provided by Section 2.4(f)(iv) such number of whole shares of Celera Genomics Stock (which may be all, but not more than all, of such shares outstanding) as have in the aggregate an average Market Value during the period of ten consecutive Trading Days beginning on the 26th Trading Day immediately succeeding the Disposition Date closest to the Fair Value as of the Disposition Date of the Net Proceeds of such Disposition in consideration for, on a pro rata basis, cash and/or securities (other than shares of a class of Common Stock) or other property having a Fair Value as of the Disposition Date in the aggregate equal to such product; or

        (2) declare that each outstanding share of Celera Genomics Stock shall be converted as of the Conversion Date determined as provided by Section 2.4(f)(v) into a number of fully paid and nonassessable shares of PE Biosystems Stock (or, if PE Biosystems Stock is not Publicly Traded at such time and shares of another class or series of common stock of the Corporation (other than Celera Genomics Stock) are then Publicly Traded, of such other class or series of the common stock of the Corporation as has the largest Market Capitalization as of the close of business on the Trading Day immediately preceding the date of the notice of such conversion required by
    Section 2.4(f)(v)) equal to 110% of the ratio, expressed as a decimal fraction rounded to the nearest five decimal places, of the average Market Value of one share of Celera Genomics Stock over the period of ten consecutive Trading Days beginning on the 26th Trading Day immediately succeeding the Disposition Date to the average Market Value of one share of PE Biosystems Stock (or such other class or series of common stock) over the same ten Trading Day period.

Notwithstanding the foregoing provisions of this Section 2.4(b)(i), the Corporation shall redeem shares of a class of Common Stock as provided by
Section 2.4(b)(i)(1)(B)(I) or (II) only if the amount to be paid in redemption of such stock is less than or equal to the Celera Genomics Group Available Dividend Amount as of the Redemption Date.

    (ii) For purposes of this Section 2.4(b): (1) as of any date, "substantially all of the properties and assets" attributed to the Celera Genomics Group shall mean a portion of such properties and assets (A) that represents at least 80% of the Fair Value of the properties and assets attributed to the Celera Genomics Group as of such date or (B) from which were derived at least 80% of the aggregate revenues for the immediately preceding twelve fiscal quarterly periods of the Corporation (calculated on a pro forma basis to include revenues derived from any of such properties and assets acquired during such period) derived from the properties and assets attributed to the Celera Genomics Group as of such date; (2) in the case of a Disposition of the properties and assets attributed to the Celera Genomics Group in a series of related transactions, such Disposition shall not be deemed to have been consummated until the consummation of the last of such transactions; and (3) the Board of Directors may pay any dividend or redemption price referred to in Section 2.4(b)(i) in cash, securities (other than shares of a class of Common Stock) or other property, regardless of the form or nature of the proceeds of the Disposition.

    (iii) The Board of Directors may at any time declare that each outstanding share of Celera Genomics Stock shall be converted, as of the Conversion Date provided by Section 2.4(f)(v), into a number of fully paid and nonassessable shares of PE Biosystems Stock (or, if PE Biosystems Stock is not Publicly Traded at such time and shares of any other class or series of common stock of the Corporation (other than Celera Genomics Stock) are then Publicly Traded, of such other class or series of common stock of the Corporation as has the largest Market Capitalization as of the close of business on the fifth Trading Day immediately preceding the date of the notice of conversion required by Section 2.4(f)(v)) equal to 110% of the Market Value Ratio of Celera Genomics Stock to PE Biosystems Stock as of the fifth Trading Day prior to the date of the notice of such conversion required by Section 2.4(f)(v); provided that, if a Tax Event has occurred, such number of fully paid and nonassessable shares shall equal 100% of such ratio.

    (c) REDEMPTION OF PE BIOSYSTEMS STOCK FOR PE BIOSYSTEMS SUBSIDIARY STOCK. At any time at which all of the assets and liabilities attributed to the PE Biosystems Group (and no other assets or liabilities of the Corporation or any subsidiary thereof) are held directly or indirectly by one or more wholly-owned subsidiaries of the Corporation (each, a "PE Biosystems Subsidiary"), the Board of Directors may, provided that there are funds of the Corporation legally available therefor, redeem all of the outstanding shares of PE Biosystems Stock, on a Redemption Date of which notice is delivered in accordance with Section 2.4(f)(vi), in exchange for all of the shares of common stock of each PE Biosystems Subsidiary as will be outstanding immediately following such exchange of shares, such shares of common stock of each PE Biosystems Subsidiary to be delivered to the holders of shares of PE Biosystems Stock on the Redemption Date either directly or indirectly through the delivery of shares of another PE Biosystems Subsidiary that owns directly or indirectly all such shares, and to be divided among the holders of PE Biosystems Stock pro rata in accordance with the number of shares of PE Biosystems Stock held by each such holder on such Redemption Date, each of which shares of common stock of such PE Biosystems Subsidiary shall be, upon such delivery, fully paid and nonassessable.

    (d) REDEMPTION OF CELERA GENOMICS STOCK FOR CELERA GENOMICS SUBSIDIARY STOCK. At any time at which all of the assets and liabilities attributed to the Celera Genomics Group (and no other assets or liabilities of the Corporation or any subsidiary thereof) are held directly or indirectly by one or more wholly-owned subsidiaries of the Corporation (each, a "Celera Genomics Subsidiary"), the Board of Directors may, provided that there are funds of the Corporation legally available therefor, redeem all of the outstanding shares of Celera Genomics Stock, on a Redemption Date of which notice is delivered in accordance with Section 2.4(f)(vi), in exchange for all of the shares of common stock of each Celera Genomics Subsidiary as will be outstanding immediately following such exchange of shares, such shares of common stock of each Celera Genomics Subsidiary to be delivered to the holders of shares of Celera Genomics Stock on the Redemption Date either directly or indirectly through the delivery of shares of another Celera Genomics Subsidiary that owns directly or indirectly all such shares, and to be divided among the holders of Celera Genomics Stock pro rata in accordance with the number of shares of Celera Genomics Stock held by each such holder on such Redemption Date, each of which shares of common stock of such Celera Genomics Subsidiary shall be, upon such delivery, fully paid and nonassessable.

    (e) TREATMENT OF CONVERTIBLE SECURITIES. After any Conversion Date or Redemption Date on which all outstanding shares of either PE Biosystems Stock or Celera Genomics Stock are converted or redeemed, any share of such class of Common Stock that is to be issued on conversion, exchange or exercise of any Convertible Securities shall, immediately upon such conversion, exchange or exercise and without any notice from or to, or any other action on the part of, the Corporation or its Board of Directors or the holder of such Convertible
Security:

        (i) in the event the shares of such class of Common Stock outstanding on such Conversion Date were converted into shares of the other class of Common Stock (or another class or series of common stock of the Corporation) pursuant to Section 2.4(a)(i)(2), 2.4(a)(iii), 2.4(b)(i)(2) or 2.4(a)(iii),
    be converted into the amount of cash and/or the number of shares of the kind of capital stock and/or other securities or property of the Corporation that number of shares of such class of Common Stock that were to be issued upon such conversion, exchange or exercise would have received had such shares been outstanding on such Conversion Date; or

        (ii) in the event the shares of such class of Common Stock outstanding on such Redemption Date were redeemed pursuant to Section 2.4(a)(i)(1)(B)(I), 2.4(b)(i)(1)(B)(I), 2.4(c) or 2.4(d), be redeemed, to the extent of funds of the Corporation legally available therefor, for $.01 per share in cash for each share of such class of Common Stock that otherwise would be issued upon such conversion, exchange or exercise.

The provisions of the preceding sentence of this Section 2.4(e) shall not apply to the extent that other adjustments in respect of such conversion, exchange or redemption of a class of Common Stock are otherwise made pursuant to the provisions of such Convertible Securities.

    (f) NOTICE AND OTHER PROVISIONS. (i) Not later than the 20th Trading Day following the consummation of a Disposition referred to in Section 2.4(a)(i) (in the case of PE Biosystems Stock) or Section 2.4(b)(i) (in the case of Celera Genomics Stock), the Corporation shall announce publicly by press release (1) the estimated Net Proceeds of such Disposition, (2) the number of shares outstanding of the class of Common Stock relating to the Group subject to such Disposition and (3) the number of shares of such class of Common Stock into or for which Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof. Not earlier than the 36th Trading Day and not later than the 40th Trading Day following the consummation of such Disposition, the Corporation shall announce publicly by press release which of the actions specified in Section 2.4(a)(i) or 2.4(b)(i), as the case may be, it has irrevocably determined to take in respect of such Disposition.

    (ii) If the Corporation determines to pay a dividend pursuant to Section 2.4(a)(i)(1)(A) (in the case of PE Biosystems Stock) or Section 2.4(b)(i)(1)(A) (in the case of Celera Genomics Stock), the Corporation shall, not later than the 40th Trading Day following the consummation of the Disposition referred to in such Section, cause notice to be given to the holders of shares of the class of Common Stock relating to the Group subject to such Disposition and to each holder of Convertible Securities that are convertible into or exchangeable or exercisable for shares of such class of Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities), setting forth (1) the record date for determining holders entitled to receive such dividend, which shall be not earlier than the tenth Trading Day and not later than the 20th Trading Day following the date of such notice, (2) the anticipated payment date of such dividend (which shall not be more than 95 Trading Days following the consummation of such Disposition), (3) the type of property to be paid as such dividend in respect of the outstanding shares of such class of Common Stock, (4) the Net Proceeds of such Disposition, (5) the number of outstanding shares of such class of Common Stock and the number of shares of such class of Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof and (6) in the case of notice to be given to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities shall be entitled to receive such dividend only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the record date referred to in clause (1) of this sentence. Such notice shall be sent by first-class mail, postage prepaid, to each such holder at such holder's address as the same appears on the transfer books of the Corporation on the record date fixed for such notice.

    (iii) If the Corporation determines to undertake a redemption pursuant to
Section 2.4(a)(i)(1)(B)(I) (in the case of PE Biosystems Stock) or Section 2.4(b)(i)(1)(B)(I) (in the case of Celera Genomics Stock), the Corporation shall, not earlier than the 45th Trading Day and not later than the 35th Trading Day prior to the Redemption Date, cause notice to be given to the holders of shares of the class of Common Stock relating to the Group subject to the Disposition referred to in such Section and to each holder of Convertible Securities convertible into or exchangeable or exercisable for shares of such class of Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities), setting forth (1) a statement that all shares of such class of Common Stock outstanding on the Redemption Date shall be redeemed, (2) the Redemption Date (which shall not be more than 95 Trading Days following the consummation of such Disposition), (3) the type of property in which the redemption price for the shares of such class of Common Stock to be redeemed is to be paid, (4) the Net Proceeds of such Disposition, (5) the place or places where certificates for shares of such class of Common Stock, properly endorsed or assigned for transfer (unless the Corporation waives such requirement), are to be surrendered for delivery of cash and/or securities or other property, (6) the number of outstanding shares of such class of Common Stock and the number of shares of such class of Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof, (7) in the case of notice to be given to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities shall be entitled to participate in such redemption only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the Redemption Date referred to in clause (2) of this sentence and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, this Section 2.4 if such holder thereafter converts, exchanges or exercises such Convertible Securities and (8) a statement to the effect that, except as otherwise provided by Section 2.4(f)(ix), dividends on shares of such class of Common Stock shall cease to be paid as of such Redemption Date. Such notice shall be sent by first-class mail, postage prepaid, to each such holder at such holder's address as the same appears on the transfer books of the Corporation on the record date fixed for such notice.

    (iv) If the Corporation determines to undertake a redemption pursuant to
Section 2.4(a)(i)(1)(B)(II) (in the case of PE Biosystems Stock) or Section 2.4(b)(i)(1)(B)(II) (in the case of Celera Genomics Stock), the Corporation shall, not later than the 40th Trading Day following the consummation of the Disposition referred to in such Section, cause notice to be given to the holders of shares of the class of Common Stock relating to the Group subject to such Disposition and to each holder of Convertible Securities that are convertible into or exchangeable or exercisable for shares of such class of Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities) setting forth (1) a date not earlier than the tenth Trading Day and not later than the 20th Trading Day following the date of such notice on which shares of such class of Common Stock shall be selected for redemption, (2) the anticipated Redemption Date (which shall not be more than 95 Trading Days following the consummation of such Disposition), (3) the type of property in which the redemption price for the shares to be redeemed is to be paid, (4) the Net Proceeds of such Disposition, (5) the number of shares of such class of Common Stock outstanding and the number of shares of such class of Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof, (6) in the case of notice to be given to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities shall be eligible to participate in such selection for redemption only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the record date referred to in clause (1) of this sentence, and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, this Section 2.4 if such holder thereafter converts, exchanges or exercises such Convertible Securities and (7) a statement that the Corporation will not be required to register a transfer of any shares of such class of Common Stock for a period of 15 Trading Days next preceding the date referred to in clause (1) of this sentence. Promptly following the date referred to in clause (1) of the preceding sentence, the Corporation shall cause a notice to be given to each holder of record of shares of such class of Common Stock to be redeemed setting forth (1) the number of shares of such class of Common Stock held by such holder to be redeemed, (2) a statement that such shares of such class of Common Stock shall be redeemed,
(3) the Redemption Date, (4) the kind and per share amount of cash and/or securities or other property to be received by such holder with respect to each share of such class of Common Stock to be redeemed, including details as to the calculation thereof, (5) the place or places where certificates for shares of such class of Common Stock, properly endorsed or assigned for transfer (unless the Corporation shall waive such requirement), are to be surrendered for delivery of such cash and/or securities or other property, (6) if applicable, a statement to the effect that the shares being redeemed may no longer be transferred on the transfer books of the Corporation after the Redemption Date and (7) a statement to the effect that, subject to Section 2.4(f)(ix), dividends on such shares of such class of Common Stock shall cease to be paid as of the Redemption Date. Such notices shall be sent by first-class mail, postage prepaid, to each such holder at such holder's address as the same appears on the transfer books of the Corporation on the record date fixed for such notice.

    (v) If the Corporation determines to convert PE Biosystems Stock into Celera Genomics Stock or Celera Genomics Stock into PE Biosystems Stock (or, in either case, another class or series of common stock of the Corporation) pursuant to
Section 2.4(a)(i)(2) or 2.4(a)(iii) (in the case of the conversion of PE Biosystems Stock) or Section 2.4(b)(i)(2) or 2.4(b)(iii) (in the case of the conversion of Celera Genomics Stock), the Corporation shall, not earlier than the 45th Trading Day and not later than the 35th Trading Day prior to the Conversion Date cause notice to be given to the holders of shares of the class of Common Stock to be so converted and to each holder of Convertible Securities that are convertible into or exchangeable or exercisable for shares of such class of Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities) setting forth (1) a statement that all outstanding shares of such class of Common Stock shall be converted, (2) the Conversion Date (which, in the case of a conversion after a Disposition, shall not be more than 95 Trading Days following the consummation of such Disposition), (3) the per share number of shares of Common Stock (or another class or series of common stock of the Corporation) to be received with respect to each share of such class of Common Stock, including details as to the calculation thereof, (4) the place or places where certificates for shares of such class of Common Stock, properly endorsed or assigned for transfer (unless the Corporation shall waive such requirement), are to be surrendered for delivery of certificates for shares of such class of Common Stock, (5) the number of outstanding shares of such class of Common Stock and the number of shares of such class of Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof, (6) a statement to the effect that, subject to Section 2.4(f)(ix), dividends on shares of such class of Common Stock shall cease to be paid as of such Conversion Date and (7) in the case of notice to holders of such Convertible Securities, a statement to the effect that a holder of such Convertible Securities shall be entitled to receive shares of such class of Common Stock upon such conversion if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to such Conversion Date and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, this Section 2.4 if such holder thereafter converts, exchanges or exercises such Convertible Securities. Such notice shall be sent by first-class mail, postage prepaid, to each such holder at such holder's address as the same appears on the transfer books of the Corporation on the record date fixed for such notice.

    (vi) If the Corporation determines to redeem shares of PE Biosystems Stock pursuant to Section 2.4(c) or Celera Genomics Stock pursuant to Section 2.4(d), the Corporation shall cause notice to be given to each holder of shares of such class of Common Stock to be redeemed and to the holders of Convertible Securities that are convertible into or exchangeable or exercisable for shares of such class of Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities), setting forth (1) a statement that all shares of such class of Common Stock outstanding on the Redemption Date shall be redeemed in exchange for shares of common stock of each PE Biosystems Subsidiary or Celera Genomics Subsidiary, as applicable, (2) the Redemption Date, (3) the place or places where certificates for shares of the class of Common Stock to be redeemed, properly endorsed or assigned for transfer (unless the Corporation shall waive such requirement), are to be surrendered for delivery of certificates for shares of common stock of each PE Biosystems Subsidiary or Celera Genomics Subsidiary, as applicable, (4) a statement to the effect that, subject to Section 2.4(f)(ix), dividends on shares of such class of Common Stock being redeemed shall cease to be paid as of such Redemption Date, (5) the number of shares of such class of Common Stock outstanding and the number of shares of such class of Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof and (6) in the case of notice to holders of Convertible Securities, a statement to the effect that a holder of Convertible Securities shall be entitled to receive shares of common stock of each PE Biosystems Subsidiary or Celera Genomics Subsidiary, as applicable, upon redemption only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the Redemption Date and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, this Section 2.4(f), if such holder thereafter converts, exchanges or exercises such Convertible Securities. Such notice shall be sent by first-class mail, postage prepaid, not less than 35 Trading Days nor more than 45 Trading Days prior to the Redemption Date to each such holder at such holder's address as the same appears on the transfer books of the Corporation on the record date fixed for such notice.

    (vii) If less than all of the outstanding shares of either class of Common Stock are to be redeemed pursuant to Section 2.4(a)(i)(1) (in the case of PE Biosystems Stock) or Section 2.4(b)(i)(1) (in the case of Celera Genomics Stock), the shares to be redeemed by the Corporation shall be selected from among the holders of shares of such class of Common Stock outstanding at the close of business on the record date for such redemption on a pro rata basis among all such holders or by lot or by such other method as may be determined by the Board of Directors to be equitable.

    (viii) The Corporation shall not be required to issue or deliver fractional shares of any capital stock or of any other securities to any holder of either class of Common Stock upon any conversion, redemption, dividend or other distribution pursuant to this Section 2.4. If more than one share of either class of Common Stock shall be held at the same time by the same holder, the Corporation may aggregate the number of shares of any capital stock that shall be issuable or any other securities or property that shall be distributable to such holder upon any conversion, redemption, dividend or other distribution (including any fractional shares). If fractional shares of any capital stock or of any other securities would be required to be issued or distributed to the holders of either class of Common Stock, the Corporation shall, if such fractional shares are not issued or distributed to the holder, pay cash in respect of such fractional shares in an amount equal to the Fair Value thereof (without interest).

    (ix) No adjustments in respect of dividends shall be made upon the conversion or redemption of any shares of either class of Common Stock; provided, however, that if the Conversion Date or Redemption Date, as the case may be, with respect to any shares of either class of Common Stock shall be subsequent to the record date for the payment of a dividend or other distribution thereon or with respect thereto, the holders of such class of Common Stock at the close of business on such record date shall be entitled to receive the dividend or other distribution payable on or with respect to such shares on the date set for payment of such dividend or other distribution, in each case without interest, notwithstanding the subsequent conversion or redemption of such shares.

    (x) Before any holder of shares of either class of Common Stock shall be entitled to receive any cash payment and/or certificates or instruments representing shares of any capital stock and/or other securities or property to be distributed to such holder with respect to such class of Common Stock pursuant to this Section 2.4, such holder shall surrender at such place as the Corporation shall specify certificates for such shares of Common Stock, properly endorsed or assigned for transfer (unless the Corporation shall waive such requirement). The Corporation shall as soon as practicable after receipt of certificates representing such shares of Common Stock deliver to the person for whose account such shares of Common Stock were so surrendered, or to such person's nominee or nominees, the cash and/ or the certificates or instruments representing the number of whole shares of the kind of capital stock and/or other securities or property to which such person shall be entitled as aforesaid, together with any payment in respect of fractional shares contemplated by Section 2.4(f)(viii), in each case without interest. If less than all of the shares of either class of Common Stock represented by any one certificate are to be redeemed, the Corporation shall issue and deliver a new certificate for the shares of such class of Common Stock not redeemed.

    (xi) From and after any applicable Conversion Date or Redemption Date, as the case may be, all rights of a holder of shares of either class of Common Stock that were converted or redeemed shall cease except for the right, upon surrender of the certificates representing such shares of Common Stock as required by Section 2.4(f)(x), to receive the cash and/or the certificates or instruments representing shares of the kind and amount of capital stock and/or other securities or property for which such shares were converted or redeemed, together with any payment in respect of fractional shares contemplated by
Section 2.4(f)(viii) (which shall be held by the Corporation for the holder of such shares of Common Stock that were redeemed until the receipt of certificates representing such shares of Common Stock as provided in Section 2.4(f)(x)) and rights to dividends as provided in Section 2.4(f)(ix), in each case without interest. No holder of a certificate that immediately prior to the applicable Conversion Date or Redemption Date represented shares of a class of Common Stock shall be entitled to receive any dividend or other distribution or interest payment with respect to shares of any kind of capital stock or other security or instrument for which such class of Common Stock was converted or redeemed until the surrender as required by this Section 2.4 of such certificate in exchange for a certificate or certificates or instrument or instruments representing such capital stock or other security. Subject to applicable escheat and similar laws, upon such surrender, there shall be paid to the holder the amount of any dividends or other distributions (without interest) which theretofore became payable on any class or series of capital stock of the Corporation as of a record date after the Conversion Date or Redemption Date, but that were not paid by reason of the foregoing, with respect to the number of whole shares of the kind of capital stock represented by the certificate or certificates issued upon such surrender. From and after a Conversion Date or Redemption Date, the Corporation shall, however, be entitled to treat the certificates for a class of Common Stock that have not yet been surrendered for conversion or redemption as evidencing the ownership of the number of whole shares of the kind or kinds of capital stock of the Corporation for which the shares of such class of Common Stock represented by such certificates shall have been converted or redeemed, notwithstanding the failure to surrender such certificates.

    (xii) The Corporation shall pay any and all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issuance or delivery of any shares of capital stock and/or other securities upon conversion or redemption of shares of either class of Common Stock pursuant to this Section
2.4. The Corporation shall not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issuance or delivery of any shares of capital stock and/or other securities in a name other than that in which the shares of such class of Common Stock so converted or redeemed were registered, and no such issuance or delivery shall be made unless and until the person requesting such issuance or delivery has paid to the Corporation the amount of any such tax or has established to the satisfaction of the Corporation that such tax has been paid.

    (xiii) Neither the failure to mail any notice required by this Section 2.4 to any particular holder of a class of Common Stock or of Convertible Securities nor any defect therein shall affect the sufficiency thereof with respect to any other holder of outstanding shares of a class of Common Stock or of Convertible Securities or the validity of any such conversion or redemption.

    (xiv) The Board of Directors may establish such rules and requirements to facilitate the effectuation of the transactions contemplated by this Section 2.4 as the Board of Directors shall determine to be appropriate.

    SECTION 2.5 APPLICATION OF THE PROVISIONS OF ARTICLE IV. (a) CERTAIN DETERMINATIONS BY THE BOARD OF DIRECTORS. The Board of Directors shall make such determinations with respect to the businesses, assets, properties and liabilities to be attributed to the Groups, the application of the provisions of the Certificate of Incorporation to transactions to be engaged in by the Corporation and the voting powers, preferences and relative, participating, optional and other special rights of the holders of either class of Common Stock, and the qualifications and restrictions thereon, provided by the Certificate of Incorporation as may be or become necessary or appropriate to the exercise of such powers, preferences and relative, participating, optional and other special rights, including, without limiting the foregoing, the determinations referred to in this Section 2.5. A record of any such determination shall be filed with the records of the actions of the Board of Directors.

        (i) Upon any acquisition by the Corporation or its subsidiaries of any assets or business, or any assumption of liabilities, outside of the ordinary course of business of the PE Biosystems Group or the Celera Genomics Group, as the case may be, the Board of Directors shall determine whether such assets, business and liabilities (or an interest therein) shall be for the benefit of the PE Biosystems Group or the Celera Genomics Group or that an interest therein shall be partly for the benefit of the PE Biosystems Group and partly for the benefit of the Celera Genomics Group and, accordingly, shall be attributed to the PE Biosystems Group or the Celera Genomics Group, or partly to each, in accordance with Section 2.6(q) or 2.6(b), as the case may be.

        (ii) Upon any issuance of any shares of Celera Genomics Stock at a time when the Number of Celera Genomics Designated Shares is greater than zero, the Board of Directors shall determine, based on the use of the proceeds of such issuance and any other relevant factors, whether all or any part of the shares of Celera Genomics Stock so issued shall reduce the Number of Celera Genomics Designated Shares and the Number of Celera Genomics Designated Shares shall be adjusted accordingly.

        (iii) Upon any issuance by the Corporation or any subsidiary thereof of any Convertible Securities that are convertible into or exchangeable or exercisable for shares of Celera Genomics Stock, if at the time such Convertible Securities are issued the Number of Celera Genomics Designated Shares is greater than zero, the Board of Directors shall determine, based on the use of the proceeds of such issuance and any other relevant factors, whether, upon conversion, exchange or exercise thereof, the issuance of shares of Celera Genomics Stock pursuant thereto shall, in whole or in part, reduce the Number of Celera Genomics Designated Shares and the Number of Celera Genomics Designated Shares shall be adjusted accordingly.

        (iv) Upon any issuance of any shares of any class or series of preferred stock of the Corporation, the Board of Directors shall attribute, based on the use of proceeds of such issuance of shares of preferred stock in the business of the PE Biosystems Group or the Celera Genomics Group and any other relevant factors, the shares so issued entirely to the PE Biosystems Group or entirely to the Celera Genomics Group or partly to the PE Biosystems Group and partly to the Celera Genomics Group in such proportion as the Board of Directors shall determine.

        (v) Upon any redemption or repurchase by the Corporation or any subsidiary thereof of shares of preferred stock of any class or series or of other securities or debt obligations of the Corporation, the Board of Directors shall determine, based on the property used to redeem or purchase such shares, other securities or debt obligations, which, if any, of such shares, other securities or debt obligations redeemed or repurchased shall be attributed to the PE Biosystems Group and which, if any, of such shares, other securities or debt obligations shall be attributed to the Celera Genomics Group and, accordingly, how many of the shares of such class or series of preferred stock or of such other securities, or how much of such debt obligations, that remain outstanding, if any, are thereafter attributed to the PE Biosystems Group or the Celera Genomics Group.

    (b) CERTAIN DETERMINATIONS NOT REQUIRED. Notwithstanding the foregoing provisions of this Section 2.5, the provisions of Section 2.6(b) or 2.6(q) or any other provision of the Certificate of Incorporation, at any time when there are not outstanding both (i) one or more shares of PE Biosystems Stock or Convertible Securities convertible into or exchangeable or exercisable for PE Biosystems Stock and (ii) one or more shares of Celera Genomics Stock or Convertible Securities convertible into or exchangeable or exercisable for Celera Genomics Stock, the Corporation need not (A) attribute any of the assets or liabilities of the Corporation or any of its subsidiaries to the PE Biosystems Group or the Celera Genomics Group or (B) make any determination required in connection therewith, nor shall the Board of Directors be required to make any of the determinations otherwise required by this Article, and in such circumstances the holders of the shares of PE Biosystems Stock and Celera Genomics Stock outstanding, as the case may be, shall (unless otherwise specifically provided by the Certificate of Incorporation) be entitled to all the voting powers, preferences and relative, participating, optional and other special rights of both classes of Common Stock without differentiation between the PE Biosystems Stock and the Celera Genomics Stock.

    (c) BOARD DETERMINATIONS BINDING. Subject to applicable law, any determinations made in good faith by the Board of Directors of the Corporation under any provision of this Section 2.5 or otherwise in furtherance of the application of this Section 2 shall be final and binding on all stockholders.

    SECTION 2.6 CERTAIN DEFINITIONS. As used in the Certificate of Incorporation, the following terms shall have the following meanings (with terms defined in the singular having comparable meaning when used in the plural and vice versa), unless the context otherwise requires. As used in this Section 2.6, a "contribution" or "transfer" of assets or properties from one Group to another shall refer to the reattribution of such assets or properties from the contributing or transferring Group to the other Group and correlative phrases shall have correlative meanings.

    (a) AVAILABLE DIVIDEND AMOUNT shall mean, as the context requires, a reference to the PE Biosystems Group Available Dividend Amount or the Celera Genomics Group Available Dividend Amount.

    (b) CELERA GENOMICS GROUP shall mean, as of any date:

        (i) the interest of the Corporation on such date in Celera Genomics Corporation, PE AgGen, Inc. and GenScope, Inc. (the "Celera Genomics Group Companies"), any successor companies, and all of the businesses, assets and liabilities of the Celera Genomics Group Companies and any subsidiaries thereof;

        (ii) all assets and liabilities of the Corporation and its subsidiaries attributed by the Board of Directors to the Celera Genomics Group, whether or not such assets or liabilities are or were also assets and liabilities of the Celera Genomics Group Companies;

        (iii) all businesses, assets, properties and liabilities transferred to the Celera Genomics Group from the PE Biosystems Group (other than in a transaction pursuant to Section 2.6(b)(iv)) pursuant to transactions in the ordinary course of business of the Celera Genomics Group and the PE Biosystems Group or otherwise as the Board of Directors may have directed as permitted by the Certificate of Incorporation;

        (iv) all properties and assets transferred to the Celera Genomics Group from the PE Biosystems Group in connection with an increase in the Number of Celera Genomics Designated Shares; and

        (v) the interest of the Corporation or any of its subsidiaries in any business or asset acquired and any liabilities assumed by the Corporation or any of its subsidiaries outside of the ordinary course of business and attributed to the Celera Genomics Group, as determined by the Board of Directors as contemplated by Section 2.5(a)(i);

provided that from and after any transfer of any assets or properties from the Celera Genomics Group to the PE Biosystems Group, the Celera Genomics Group shall no longer include such assets or properties so transferred.

    (c) CELERA GENOMICS GROUP AVAILABLE DIVIDEND AMOUNT shall mean, on any date, either:

        (x)(i) an amount equal to the fair market value of the total assets attributed to the Celera Genomics Group less the total liabilities attributed to the Celera Genomics Group (provided that preferred stock shall not be treated as a liability), in each case, as of such date and determined on a basis consistent with that applied in determining PE Corporation Earnings (Loss) Attributable to the Celera Genomics Group, minus (ii) the aggregate par value of, or any greater amount determined in accordance with applicable law to be capital in respect of, all outstanding shares of Celera Genomics Stock and each class or series of preferred stock attributed in accordance with the Certificate of Incorporation to the Celera Genomics Group, or

        (y) in case the total amount calculated pursuant to clause (i) above is not a positive number, an amount equal to PE Corporation Earnings (Loss) Attributable to the Celera Genomics Group (if positive) for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Notwithstanding the foregoing provisions of this Section 2.6(c), and consistent with Section 2.5(c), at any time when there are not outstanding both (i) one or more shares of PE Biosystems Stock or Convertible Securities convertible into or exchangeable or exercisable for PE Biosystems Stock and (ii) one or more shares of Celera Genomics Stock or Convertible Securities convertible into or exchangeable or exercisable for Celera Genomics Stock, the "Available Dividend Amount," on any calculation date during such time period, with respect to the PE Biosystems Stock or the Celera Genomics Stock, as the case may be (depending on which of such classes of Common Stock or Convertible Securities convertible into or exchangeable or exercisable for such class of Common Stock is outstanding), shall mean the amount available for the payment of dividends on such Common Stock in accordance with law.

    (d) CONVERSION DATE shall mean the date fixed by the Board of Directors as the effective date for the conversion of shares of PE Biosystems Stock into shares of Celera Genomics Stock (or another class or series of common stock of the Corporation) or of shares of Celera Genomics Stock into shares of PE Biosystems Stock (or another class or series of common stock of the Corporation), as the case may be, as shall be set forth in the notice to holders of shares of the class of Common Stock subject to such conversion and to holders of any Convertible Securities that are convertible into or exchangeable or exercisable for shares of the class of Common Stock subject to such conversion required pursuant to Section 2.4(f)(v).

    (e) CONVERTIBLE SECURITIES shall mean, as of any date, any securities of the Corporation or of any subsidiary thereof (other than shares of a class of Common Stock), including warrants and options, outstanding at such time that by their terms are convertible into or exchangeable or exercisable for or evidence the right to acquire any shares of either class of Common Stock, whether convertible, exchangeable or exercisable at such time or a later time or only upon the occurrence of certain events; provided that securities shall only be Convertible Securities in respect of the number of shares of Common Stock into or for which such securities are then convertible, exchangeable or exercisable.

    (f) DISPOSITION shall mean a sale, transfer, assignment or other disposition (whether by merger, consolidation, sale or contribution of assets or stock or otherwise) of properties or assets (including stock, other securities and goodwill).

    (g) FAIR VALUE shall mean, (i) in the case of equity securities or debt securities of a class or series that has previously been Publicly Traded for a period of at least 15 months, the Market Value thereof (if such Market Value, as so defined, can be determined); (ii) in the case of an equity security or debt security that has not been Publicly Traded for at least 15 months or the Market Value of which cannot be determined, the fair value per share of stock or per other unit of such security, on a fully distributed basis, as determined by an independent investment banking firm experienced in the valuation of securities selected in good faith by the Board of Directors, or, if no such investment banking firm is, as determined in the good faith judgment of the Board of Directors, available to make such determination, in good faith by the Board of Directors; (iii) in the case of cash denominated in U.S. dollars, the face amount thereof and in the case of cash denominated in other than U.S. dollars, the face amount thereof converted into U.S. dollars at the rate published in The Wall Street Journal on the date for the determination of Fair Value or, if not so published, at such rate as shall be determined in good faith by the Board of Directors based upon such information as the Board of Directors shall in good faith determine to be appropriate; and (iv) in the case of property other than securities or cash, the "Fair Value" thereof shall be determined in good faith by the Board of Directors based upon such appraisals or valuation reports of such independent experts as the Board of Directors shall in good faith determine to be appropriate. Any such determination of Fair Value shall be described in a statement filed with the records of the actions of the Board of Directors.

    (h) GROUP shall mean, as of any date, the PE Biosystems Group or the Celera Genomics Group, as the case may be.

    (i) MARKET CAPITALIZATION of any class or series of capital stock on any date shall mean the product of (i) the Market Value of one share of such class or series of capital stock on such date and (ii) the number of shares of such class or series of capital stock outstanding on such date.

    (j) MARKET VALUE of a share of any class or series of capital stock of the Corporation on any day shall mean the average of the high and low reported sales prices regular way of a share of such class or series on such Trading Day or, in case no such reported sale takes place on such Trading Day, the average of the reported closing bid and asked prices regular way of a share of such class or series on such Trading Day, in either case as reported on the New York Stock Exchange Composite Tape or, if the shares of such class or series are not listed or admitted to trading on such Exchange on such Trading Day, on the principal national securities exchange in the United States on which the shares of such class or series are listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange on such Trading Day, on the Nasdaq National Market or, if the shares of such class or series are not listed or admitted to trading on any national securities exchange or quoted on the Nasdaq National Market on such Trading Day, the average of the closing bid and asked prices of a share of such class or series in the over-the-counter market on such Trading Day as furnished by any New York Stock Exchange member firm selected from time to time by the Corporation or, if such closing bid and asked prices are not made available by any such New York Stock Exchange member firm on such Trading Day, the Fair Value of a share of such class or series as set forth in clause (ii) of the definition of Fair Value; provided that, for purposes of determining the "Market Value" of a share of any class or series of capital stock for any period, (i) the "Market Value" of a share of capital stock on any day prior to any "ex-dividend" date or any similar date occurring during such period for any dividend or distribution (other than any dividend or distribution contemplated by clause (ii)(B) of this sentence) paid or to be paid with respect to such capital stock shall be reduced by the Fair Value of the per share amount of such dividend or distribution and (ii) the "Market Value" of any share of capital stock on any day prior to (A) the effective date of any subdivision (by stock split or otherwise) or combination (by reverse stock split or otherwise) of outstanding shares of such class or series of capital stock occurring during such period or (B) any "ex-dividend" date or any similar date occurring during such period for any dividend or distribution with respect to such capital stock to be made in shares of such class or series of capital stock or Convertible Securities that are convertible, exchangeable or exercisable for such class or series of capital stock shall be appropriately adjusted, as determined by the Board of Directors, to reflect such subdivision, combination, dividend or distribution.

    (k) MARKET VALUE RATIO OF CELERA GENOMICS STOCK TO PE BIOSYSTEMS STOCK as of any date shall mean the fraction (which may be greater or less than 1/1), expressed as a decimal (rounded to the nearest five decimal places), of a share of PE Biosystems Stock (or another class or series of common stock of the Corporation, if so provided by Section 2.4(b)(iii) because PE Biosystems Stock is not then Publicly Traded) to be issued in respect of a share of Celera Genomics Stock upon a conversion of Celera Genomics Stock into PE Biosystems Stock (or another class or series of common stock of the Corporation) in accordance with Section 2.4(b)(iii) the numerator of which shall be the average Market Value of one share of Celera Genomics Stock during the 20-Trading Day period ending on such date and the denominator of which shall be the average Market Value of one share of PE Biosystems Stock (or such other common stock) during the 20-Trading Day period ending on such date.

    (l) MARKET VALUE RATIO OF PE BIOSYSTEMS STOCK TO CELERA GENOMICS STOCK as of any date shall mean the fraction (which may be greater or less than 1/1), expressed as a decimal (rounded to the nearest five decimal places), of a share of Celera Genomics Stock (or another class or series of common stock of the Corporation, if so provided by Section 2.4(a)(iii) because Celera Genomics Stock is not then Publicly Traded) to be issued in respect of a share of PE Biosystems Stock upon a conversion of PE Biosystems Stock into Celera Genomics Stock (or another class or series of common stock of the Corporation) in accordance with
Section 2.4(a)(iii), the numerator of which shall be the average Market Value of one share of PE Biosystems Stock during the 20-Trading Day period ending on such date and the denominator of which shall be the average Market Value of one share of Celera Genomics Stock (or such other common stock) during the 20-Trading Day period ending on such date.

    (m) NET PROCEEDS shall mean, as of any date with respect to any Disposition of any of the properties and assets attributed to the PE Biosystems Group or the Celera Genomics Group, as the case may be, an amount, if any, equal to what remains of the gross proceeds of such Disposition after payment of, or reasonable provision is made as determined by the Board of Directors for, (i) any taxes payable by the Corporation (or which would have been payable but for the utilization of tax benefits attributable to the other Group) in respect of such Disposition or in respect of any resulting dividend or redemption pursuant to Section 2.4(a)(i)(1)(A), 2.4(a)(i)(1)(B), 2.4(b)(i)(1)(A) or 2.4(b)(i)(1)(B),
(ii) any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses and (iii) any liabilities (contingent or otherwise) of or attributed to such Group, including, without limitation, any liabilities for deferred taxes or any indemnity or guarantee obligations of the Corporation incurred in connection with the Disposition or otherwise, and any liabilities for future purchase price adjustments and any preferential amounts plus any accumulated and unpaid dividends in respect of the preferred stock attributed to such Group. For purposes of this definition, any properties and assets attributed to the Group, the properties and assets of which are subject to such Disposition, remaining after such Disposition shall constitute "reasonable provision" for such amount of taxes, costs and liabilities (contingent or otherwise) as the Board of Directors determines can be expected to be supported by such properties and assets.

    (n) NUMBER OF CELERA GENOMICS DESIGNATED SHARES shall be, as of the date of effectiveness of the Certificate of Incorporation, zero; provided, however, that the "Number of Celera Genomics Designated Shares" shall from time to time thereafter be:

        (i) adjusted, if before such adjustment such number is greater than zero, as determined by the Board of Directors to be appropriate to reflect equitably any subdivision (by stock split or otherwise) or combination (by reverse stock split or otherwise) of the Celera Genomics Stock or any dividend or other distribution of shares of Celera Genomics Stock to holders of shares of Celera Genomics Stock or any reclassification of Celera Genomics Stock;

        (ii) decreased (but to not less than zero), if before such adjustment such number is greater than zero, by action of the Board of Directors by (1) the number of shares of Celera Genomics Stock issued or sold by the Corporation that, immediately prior to such issuance or sale, were included in the Number of Celera Genomics Designated Shares, (2) the number of shares of Celera Genomics Stock issued upon conversion, exchange or exercise of Convertible Securities that, immediately prior to the issuance or sale of such Convertible Securities, were included in the Number of Celera Genomics Designated Shares, (3) the number of shares of Celera Genomics Stock issued by the Corporation as a dividend or other distribution (including in connection with any reclassification or exchange of shares) to holders of PE Biosystems Stock, (4) the number of shares of Celera Genomics Stock issued upon the conversion, exchange or exercise of any Convertible Securities issued by the Corporation as a dividend or other distribution (including in connection with any reclassification or exchange of shares) to holders of PE Biosystems Stock, and (5) the number (rounded, if necessary, to the nearest whole number) equal to the quotient of (A) the aggregate Fair Value as of the date of contribution of properties or assets (including cash) transferred from the Celera Genomics Group to the PE Biosystems Group in consideration for a reduction in the Number of Celera Genomics Designated Shares divided by (B) the average Market Value of one share of Celera Genomics Stock during the 20-Trading Day period ending on the date immediately prior to the date of such transfer; and

        (iii) increased by the number (rounded, if necessary, to the nearest whole number) equal to the quotient of (A) the Fair Value of properties or assets (including cash) theretofore attributed as provided by Section 2.6(o) to the PE Biosystems Group that are contributed to the Celera Genomics Group in consideration of an increase in the Number of Celera Genomics Designated Shares divided by (B) the average Market Value of one share of Celera Genomics Stock during the 20-Trading Day period ending on the date immediately prior to the date of such contribution.

    (o) PE BIOSYSTEMS GROUP shall mean, as of any date:

        (i) the interest of the Corporation or any of its subsidiaries on such date in all of the businesses, assets, properties and liabilities of the Corporation or any of its subsidiaries (and any successor companies), other than any businesses, assets, properties and liabilities attributed in accordance with this Article to the Celera Genomics Group;

        (ii) all businesses, assets, properties and liabilities transferred to the PE Biosystems Group from the Celera Genomics Group (other than in a transaction pursuant to Section 2.6(o)(iii)) pursuant to transactions in the ordinary course of business of the PE Biosystems Group and the Celera Genomics Group or otherwise as the Board of Directors may have directed as permitted by the Certificate of Incorporation;

        (iii) all properties and assets transferred to the PE Biosystems Group from the Celera Genomics Group in connection with a reduction of the Number of Celera Genomics Designated Shares; and

        (iv) the interest of the Corporation or any of its subsidiaries in any business or asset acquired and any liabilities assumed by the Corporation or any of its subsidiaries outside of the ordinary course of business and attributed to the PE Biosystems Group, as determined by the Board of Directors as contemplated by Section 2.5(a)(i);

provided that from and after any transfer of any assets or properties from the PE Biosystems Group to the Celera Genomics Group, the PE Biosystems Group shall no longer include such assets or properties so transferred.

    (p) PE BIOSYSTEMS GROUP AVAILABLE DIVIDEND AMOUNT shall mean, on any date, either:

        (x)(i) the amount equal to the fair market value of the total assets attributed to the PE Biosystems Group less the total liabilities attributed to the PE Biosystems Group (provided that preferred stock shall not be treated as a liability), in each case, as of such date and determined on a basis consistent with that applied in determining PE Corporation Earnings
    (Loss) Attributable to the PE Biosystems Group, minus (ii) the aggregate par value of, or any greater amount determined in accordance with applicable law to be capital in respect of, all outstanding shares of PE Biosystem Stock and each class or series of preferred stock attributed in accordance with the Certificate of Incorporation to the PE Biosystems Group, or

        (y) in case the total amount calculated pursuant to clause (i) above is not a positive number, an amount equal to PE Corporation Earnings (Loss) Attributable to the PE Biosystems Group (if positive) for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Notwithstanding the foregoing provisions of this Section 2.6(p), and consistent with Section 2.5(c), at any time when there are not outstanding both (i) one or more shares of PE Biosystems Stock or Convertible Securities convertible into or exchangeable or exercisable for PE Biosystems Stock and (ii) one or more shares of Celera Genomics Stock or Convertible Securities convertible into or exchangeable or exercisable for Celera Genomics Stock, the "Available Dividend Amount," on any calculation date during such time period, with respect to the PE Biosystems Stock or the Celera Genomics Stock, as the case may be (depending on which of such classes of Common Stock or Convertible Securities convertible into or exchangeable or exercisable for such class of Common Stock is outstanding), shall mean the amount available for the payment of dividends on such Common Stock in accordance with law.

    (q) PE CORPORATION EARNINGS (LOSS) ATTRIBUTABLE TO THE CELERA GENOMICS GROUP shall mean, for any period through any date, (i) the net income or loss of the Celera Genomics Group for such period determined in accordance with generally accepted accounting principles in effect at such time, reflecting income and expense of the Corporation attributed to the Celera Genomics Group on a basis substantially consistent with attributions of income and expense made in the calculation of PE Corporation Earnings (Loss) Attributable to the PE Biosystems Group, including, without limitation, corporate administrative costs, net interest and other financial costs and income taxes, reduced by (ii) the aggregate amount of consolidated allowable tax benefits for federal income tax purposes generated by the Celera Genomics Group for such period which can not be utilized by the Celera Genomics Group but can be utilized by the Corporation on a consolidated basis for such period to the extent such amount was included in the calculation of net income or loss under clause (i) for such period ("Excludable Celera Tax Benefits") (provided that the amount referred to in clause (i) shall be reduced only to the extent the cumulative amount of Excludable Celera Tax Benefits from July 1, 1998 exceeds $75 million).

    (r) PE CORPORATION EARNINGS (LOSS) ATTRIBUTABLE TO THE PE BIOSYSTEMS GROUP shall mean, for any period through any date, (i) the net income or loss of the PE Biosystems Group for such period determined in accordance with generally accepted accounting principles in effect at such time, reflecting income and expense of the Corporation attributed to the PE Biosystems Group on a basis substantially consistent with attributions of income and expense made in the calculation of PE Corporation Earnings (Loss) Attributable to the Celera Genomics Group, including, without limitation, corporate administrative costs, net interest and other financial costs and income taxes, increased by (ii) the amount reducing PE Corporation Earnings (Loss) Attributable to the Celera Genomics Group for such period pursuant to clause (ii) of Section 2.6(q).

    (s) PUBLICLY TRADED with respect to any security shall mean that such security is (i) registered under Section 12 of the Securities Exchange Act of 1934, as amended (or any successor provision of law), and (ii) listed for trading on the New York Stock Exchange or the American Stock Exchange (or any national securities exchange registered under Section 7 of the Securities Exchange Act of 1934, as amended (or any successor provision of law), that is the successor to either such exchange) or listed on The Nasdaq Stock Market (or any successor market system).

    (t) REDEMPTION DATE shall mean the date fixed by the Board of Directors as the effective date for a redemption of shares of either class of Common Stock, as set forth in a notice to holders thereof required pursuant to Section 2.4(f)(iii), (iv), (v) or (vi).

    (u) RELATED BUSINESS TRANSACTION means any Disposition of all or substantially all the properties and assets attributed to the PE Biosystems Group or the Celera Genomics Group, as the case may be, in a transaction or series of related transactions that result in the Corporation receiving in consideration of such properties and assets primarily equity securities (including, without limitation, capital stock, debt securities convertible into or exchangeable for equity securities or interests in a general or limited partnership or limited liability company, without regard to the voting power or other management or governance rights associated therewith) of any entity which
(i) acquires such properties or assets or succeeds (by merger, formation of a joint venture or otherwise) to the business conducted with such properties or assets or controls such acquiror or successor and (ii) is engaged primarily or proposes to engage primarily in one or more businesses similar or complementary to the businesses conducted by such Group prior to such Disposition, as determined by the Board of Directors.

    (v) TAX EVENT shall mean the receipt by the Corporation of an opinion of tax counsel to the Corporation experienced in such matters, who shall not be an officer or employee of the Corporation or any of its affiliates, that, as a result of any amendment to, or change in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein (including any announced proposed change by an applicable legislative committee or the chair thereof in such laws or by an administrative agency in such regulations), or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, it is more likely than not that for United States federal income tax purposes (i) the Corporation or its stockholders is or, at any time in the future, will be subject to tax upon the issuance of shares of either PE Biosystems Stock or Celera Genomics Stock or (ii) either PE Biosystems Stock or Celera Genomics Stock is not or, at any time in the future, will not be treated solely as stock of the Corporation. For purposes of rendering such opinion, tax counsel shall assume that any legislative or administrative proposals will be adopted or enacted as proposed.

    (w) TRADING DAY shall mean each weekday other than any day on which the relevant class of common stock of the Corporation is not traded on any national securities exchange or listed on The Nasdaq Stock Market or in the over-the-counter market.

    SECTION 3. PREFERRED STOCK. The Preferred Stock may be issued from time to time in one or more series, each with such distinctive designation as may be stated in the Certificate of Incorporation or in any amendment hereto, or in a resolution or resolutions providing for the issue of such stock from time to time adopted by the Board of Directors or a duly authorized committee thereof. The resolution or resolutions providing for the issue of shares of a particular series shall fix, subject to applicable laws and the provisions of the Certificate of Incorporation, for each such series the number of shares constituting such series and the designation and the voting powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof, including, without limiting the generality of the foregoing, such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by the Board of Directors or a duly authorized committee thereof under the DGCL.

                                   ARTICLE V.

                               BOARD OF DIRECTORS

    SECTION 1. NUMBER OF DIRECTORS. The number of directors shall be fixed by resolution of the Board of Directors, but shall not be less than three nor more than thirteen. Election of directors need not be by written ballot, unless so provided in the By-laws of the Corporation.

    SECTION 2. POWERS OF THE BOARD OF DIRECTORS. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors selected as provided by law and the Certificate of Incorporation and the By-laws of the Corporation. In furtherance, and not in limitation, of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to:

        (a) adopt, amend, alter, change or repeal By-laws of the Corporation;

        (b) subject to the By-laws as from time to time in effect, determine the rules and procedures for the conduct of the business of the Board of Directors and the management and direction by the Board of Directors of the business and affairs of the Corporation, including the power to designate and empower committees of the Board of Directors, to elect, or authorize the appointment of, and empower officers and other agents of the Corporation, and to determine the time and place of, the notice requirements for, and the manner of conducting, Board meetings, as well as other notice requirements for, and the manner of taking, Board action; and

        (c) exercise all such powers and do all such acts as may be exercised or done by the Corporation, subject to the provisions of the DGCL and the Certificate of Incorporation and By-laws of the Corporation.

                                  ARTICLE VI.

                              STOCKHOLDER ACTIONS

    SECTION 1. SPECIAL MEETINGS. Special meetings of stockholders may be called at any time by the Board of Directors or by the Chairman of the Board of Directors, the President or the Secretary of the Corporation.

    SECTION 2. WRITTEN CONSENTS. Any action required or permitted to be taken by the stockholders of the Corporation may be effected by written consent in lieu of a meeting of such holders, provided that such consent must be signed by all the holders of all outstanding shares of the Corporation's capital stock entitled to vote thereon.

                                  ARTICLE VII.

                      LIMITATION ON LIABILITY OF DIRECTORS

    No person shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, including without limitation for serving on a committee of the Board of Directors; provided, however, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Any amendment, repeal or modification of this Article VII shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such amendment, repeal or modification.

                                 ARTICLE VIII.

                   AMENDMENT OF CERTIFICATE OF INCORPORATION

    The Corporation hereby reserves the right from time to time to amend, alter, change or repeal any provision contained in the Certificate of Incorporation of the Corporation in any manner permitted by the DGCL and all rights and powers conferred upon stockholders, directors and officers herein are granted subject to this reservation. In addition to any vote otherwise required by law, and except as may otherwise be provided in the Certificate of Incorporation, any such amendment, alteration, change or repeal shall require approval of both (i) the Board of Directors by the affirmative vote of a majority of the members then in office and (ii) the holders of a majority of the voting power of all of the shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

    IN WITNESS WHEREOF, this Restated Certificate of Incorporation which restates, integrates and amends the provisions of the certificate of incorporation of the Corporation, and which has been duly adopted in accordance with the provisions of Sections 241 and 245 of the Delaware General Corporation
Law, has been executed by                               , its
                    , this       day of                               , and by
so executing, the undersigned certifies that the Corporation has not received any payment for any of its stock.

                                          PE CORPORATION
                                          By:___________________________________

                                              Name:
                                             Title:

                                                                       ANNEX III

                       PE CORPORATION/PE BIOSYSTEMS GROUP
                           1999 STOCK INCENTIVE PLAN

1. PURPOSE OF THE PLAN.

    The purpose of PE Corporation/PE Biosystems Group 1999 Stock Incentive Plan (the "Plan") is to increase stockholder value and to advance the interests of PE Corporation and its subsidiaries (collectively, the "Corporation") by providing financial incentives designed to attract, retain, and motivate employees, officers, consultants, and directors of the Corporation. The Plan continues the established policy of the Corporation of encouraging ownership of its Stock by key personnel and of providing incentives for such individuals to put forth maximum efforts for the success of the Corporation.

2. DEFINITIONS.

    As used herein, the following terms have the meanings hereinafter set forth unless the context clearly indicates to the contrary:

    2.1 "ACT" means the Securities Exchange Act of 1934, as amended from time to time.

    2.2 "AGREEMENT" means the written agreement between the Corporation and an Optionee or Award Recipient, as the case may be, evidencing the grant of an Option or Award and setting forth the terms and conditions thereof.

    2.3 "AWARD" means a Stock Award or Performance Share Award.

    2.4 "AWARD RECIPIENT" means an individual to whom an Award has been granted under the Plan.

    2.5 "BOARD OF DIRECTORS" means the Board of Directors of the Corporation.

    2.6 "CODE" means the Internal Revenue Code of 1986, as amended from time to time.

    2.7 "COMMITTEE" means the Management Resources Committee of the Board of Directors, or any successor thereto or committee designated thereby whose members qualify as (a) outside directors as defined in Section 162(m) of the Code and the Treasury Regulations issued pursuant thereto and (b) non-employee directors within the meaning of Rule 16b-3 under the Act.

    2.8 "CONTINUOUS SERVICE" means an uninterrupted chain of continuous regular employment by the Corporation or an uninterrupted chain of continuous performance of significant services for the Corporation by a consultant. A leave of absence granted in accordance with the Corporation's usual procedures which does not operate to interrupt continuous employment or continuous performance of significant services for other benefits granted by the Corporation shall not be considered a termination of employment nor an interruption of Continuous Service hereunder, and an employee or consultant who is granted such a leave of absence shall be considered to be continuously employed or continuously performing significant services during the period of such leave; PROVIDED, HOWEVER, that if regulations under the Code or an amendment to the Code shall establish a more restrictive definition of a leave of absence, such definition shall be substituted herein.

    2.9 "DEFERRAL ACCOUNT" means the bookkeeping account established for the deferral of a Director Stock Award by a Non-Employee Director pursuant to
Section 10.7 hereof.

    2.10 "DIRECTOR STOCK AWARD" means an award of shares of Stock granted pursuant to Section 10 hereof.

                                     III-1

    2.11 "EMPLOYEE AWARD" means an Employee Stock Award or Performance Share Award.

    2.12 "EMPLOYEE STOCK AWARD" means an award of shares of Stock granted pursuant to Section 8 hereof.

    2.13 "FAIR MARKET VALUE" means the simple average of the high and low sales prices of a share of Stock as reported in the report of composite transactions (or other source designated by the Committee) on the date on which fair market value is to be determined (or if there shall be no trading on such date, then on the first previous date on which sales were made on a national securities exchange).

    2.14 "INCENTIVE STOCK OPTIONS" means those Options granted hereunder to employees as incentive stock options as defined in, and which by their terms comply with the requirements for such Options set out in, Section 422 of the Code and the Treasury Regulations issued pursuant thereto.

    2.15 "NON-EMPLOYEE DIRECTOR" means a member of the Board of Directors who is not an employee or officer of the Corporation.

    2.16 "NON-QUALIFIED STOCK OPTIONS" means those Options granted hereunder which are not intended to qualify as Incentive Stock Options.

    2.17 "NORMAL RETIREMENT AGE" means the normal retirement age of a member of the Board as determined by the Board from time to time.

    2.18 "OPTION" means an option granted pursuant to Section 6 hereof.

    2.19 "OPTIONEE" means an individual to whom an Option has been granted under the Plan.

    2.20 "PERFORMANCE SHARE AWARD" means an award of Performance Shares granted pursuant to Section 9 hereof.

    2.21 "PERFORMANCE SHARES" means shares of Stock covered by a Performance Share Award.

    2.22 "STOCK" means the PE Corporation--PE Biosystems Group Common Stock, par value $.01 per share, of the Corporation.

    2.23 "STOCK AWARD" means an Employee Stock Award or Director Stock Award.

    2.24 "STOCK UNIT" means the bookkeeping entry representing the equivalent of one share of Stock.

    2.25 "STOCK RESTRICTIONS" mean the restrictions, including performance goals, placed on a Stock Award or Performance Share Award under the Plan.

    2.26 "TEN PERCENT STOCKHOLDER" means an individual who owns, within the meaning of Section 422(b)(6) of the Code and the Treasury Regulations issued pursuant thereto, stock possessing more than ten (10%) percent of the total combined voting power of all classes of stock of the Corporation.

3. SHARES RESERVED FOR THE PLAN.

    The aggregate number of shares of Stock available for Options and Awards under the Plan is 2,400,000, subject to adjustment in accordance with Section
15. Shares of Stock issued under the Plan shall be authorized but unissued shares. In lieu of such unissued shares, the Corporation may, in its discretion, transfer on the exercise of Options or the delivery of shares of Stock issued pursuant to Awards treasury shares, reacquired shares, or shares acquired in the market for purposes of the Plan.

    If any Options or Awards granted under the Plan shall for any reason terminate, be canceled, or expire without having been exercised or vested in full, shares of Stock not issued or vested in full under such Options or Awards shall be available again for issuance under the Plan.

                                     III-2

4. ADMINISTRATION OF THE PLAN.

    The Committee shall have plenary authority in its discretion, but subject to the express provisions of the Plan, to administer the Plan, including, without limitation, the authority to determine the individuals to whom, and the time or times at which, Options and Awards shall be granted, the number of shares of Stock to be covered by each Option and Award, and the terms and conditions of each Option and Award. The Committee shall also have plenary authority in its discretion to interpret the Plan; to prescribe, amend, and rescind rules and regulations relating to it; to determine the terms (which need not be identical) of Agreements executed and delivered under the Plan, including, without limitation, such terms and provisions as shall be requisite in the judgment of the Committee to conform to any change in any law or regulation applicable thereto; and to make any and all other determinations and take any and all actions deemed necessary or advisable for the administration of the Plan. The Committee's determination on the foregoing matters shall be conclusive and binding on all persons having an interest in the Plan.

5. ELIGIBILITY; FACTORS TO BE CONSIDERED IN GRANTING OPTIONS AND AWARDS.

    Subject to the terms of the Plan, an Option may be granted to any person who, at the time the Option is granted, is a regular full-time employee (which term shall include officers and directors) of the Corporation, a Non-Employee Director, or a consultant performing significant services for the Corporation. Employee Awards may be granted to any person who, at the time the Employee Award is granted, is a regular full-time employee (which term shall include officers and directors) of the Corporation. Non-Employee Directors, shall not be eligible to receive Employee Awards. In determining the employees, Non-Employee Directors and consultants to whom Options or Awards shall be granted, the number of shares of Stock to be covered by each Option or Award, and the terms and conditions of each Option and Award, the Committee shall take into account the duties and responsibilities of the respective employees, Non-Employee Directors, and consultants, their present and potential contributions to the success of the Corporation, and such other factors as they shall deem relevant in connection with accomplishing the purposes of the Plan. An employee, Non-Employee Director, or consultant who has been granted an Option or Award may be granted and hold additional Options or Awards if the Committee shall so determine.

6. OPTIONS.

    6.1 GRANT OF OPTIONS. Subject to the terms of the Plan, the Committee may grant Options to such employees, Non-Employee Directors, and consultants at such time or times and in such amounts as it shall determine. Each Option granted hereunder shall be designated as an Incentive Stock Option or Non-Qualified Stock Option and shall be evidenced by an Agreement containing such terms and conditions consistent with the Plan as the Committee shall determine; PROVIDED, HOWEVER, that Incentive Stock Options shall be granted only to employees of the Corporation.

    6.2 PURCHASE PRICE. The purchase price of each share of Stock covered by an Option shall be 100% (or 110% in the case of an Incentive Stock Option granted to a Ten Percent Stockholder) of the Fair Market Value of a share of Stock on the date the Option is granted.

    6.3 TERM. The term of each Option shall be for such period as the Committee shall determine, but not more than ten (10) years (or five (5) years in the case of an Incentive Stock Option granted to a Ten Percent Stockholder) from the date of grant thereof, and shall be subject to earlier termination as hereinafter provided. If the original term of any Option is less than ten (10) years (or five (5) years in the case of an Incentive Stock Option granted to a Ten Percent Stockholder) from the date of grant, the Option prior to its expiration may be amended, with the approval of the Committee and the employee, Non-Employee Director, or consultant, as the case may be, to extend the term so that the

                                     III-3
term as amended is not more than ten (10) years (or five (5) years in the case of an Incentive Stock Option granted to a Ten Percent Stockholder) from the original date of grant of such Option.

    6.4 VESTING. An Option shall be exercisable at such time or times and in such manner and number of shares as the Committee shall determine. Except as provided in the Plan, no Option may be exercised at any time unless the holder thereof is then a regular employee of the Corporation, a member of the Board of Directors, or a consultant performing significant services for the Corporation. Options granted under the Plan shall not be affected by any change of duties or position so long as the holder continues to be an employee of the Corporation, continues to be a member of the Board of Directors, or a consultant performing significant services for the Corporation.

    6.5 TERMINATION OF EMPLOYMENT OR SERVICES. In the event that the employment of an employee to whom an Option has been granted under the Plan shall be terminated or the services of a Non-Employee Director or consultant to whom an Option has been granted under the Plan shall be terminated (other than by reason of retirement, disability, or death) such Option may, subject to the provisions of the Plan, be exercised, to the extent that the employee, Non-Employee Director, or consultant was entitled to do so at the date of termination of his or her employment or services, at any time within thirty (30) days after such termination, but in no event after the expiration of the term of the Option.

    6.6 RETIREMENT OR DISABILITY. If an employee to whom an Option has been granted under the Plan shall retire from the Corporation pursuant to any qualified pension plan provided by the Corporation, or if a Non-Employee Director (a) retires from the Board of Directors upon reaching Normal Retirement Age or (b) resigns or declines to stand for reelection with the approval of the Board of Directors, or if an employee, Non-Employee Director, or consultant to whom an Option has been granted becomes totally and permanently disabled, such Option may be exercised, notwithstanding the provisions of Section 6.4, in full without regard to the period of Continuous Service after the Option was granted at any time (a) in the case of an employee holding an Incentive Stock Option, within three (3) months after such retirement or disability, but in no event after the expiration of the term of the Option or (b) in the case of a Non-Qualified Stock Option, within one (1) year (three (3) years in the case of a Non-Employee Director) after such retirement, disability, resignation, or declining, but in no event after the expiration of the term of the Option.

    6.7 DEATH. If an employee, Non-Employee Director, or consultant to whom an Option has been granted under the Plan shall die while employed by the Corporation, serving as a member of the Board of Directors, or engaged to perform services for the Corporation, such Option may be exercised to the extent that the employee, Non-Employee Director, or consultant was entitled to do so at the date of his or her death, by his or her executor or administrator or other person at the time entitled by law to the employee's, Non-Employee Director's, or consultant's rights under the Option, at any time within such period, not exceeding one (1) year after his or her death, as shall be prescribed in the Agreement, but in no event after the expiration of the term of the Option.

7. TERMS AND CONDITIONS APPLICABLE TO OPTIONS.

    7.1 TRANSFERABILITY. During the lifetime of an Optionee, an Option shall not be transferable, except pursuant to a domestic relations order; PROVIDED, HOWEVER, that the Committee may, in its sole discretion, permit an Optionee to transfer a Non-Qualified Stock Option to (a) a member of the Optionee's immediate family, (b) a trust, the beneficiaries of which consist exclusively of members of the Optionee's immediate family, or (c) a partnership, the partners of which consist exclusively of members of the Optionee's immediate family. After the death of an Optionee, an Option may be transferred pursuant to the laws of descent and distribution.

    7.2 METHOD OF EXERCISE. An Option may be exercised by giving written notice to the Corporation specifying the number of shares of Stock to be purchased; PROVIDED THAT, except as otherwise provided

                                     III-4
by the Committee, an Option may not be exercised as to fewer than 100 shares, or the remaining exercisable shares covered by the Option if fewer than 100, at any one time. No Option may be exercised with respect to a fractional share. The purchase price of the shares as to which an Option shall be exercised shall be paid in full at the time of exercise at the election of the holder of an Option
(a) in cash or currency of the United States of America, (b) by tendering to the Corporation shares of Stock owned by such holder for at least six (6) months having a Fair Market Value equal to the cash exercise price applicable to the purchase price of the shares as to which the Option is being exercised, (c) a combination of cash and/or previously owned shares of Stock valued at Fair Market Value, or (d) by payment of such other consideration as the Committee shall from time to time determine. For purposes of the immediately preceding sentence, Fair Market Value shall be determined as of the business day immediately preceding the day on which the Option is exercised. Notwithstanding the foregoing, the Committee shall have the right to modify, amend, or cancel the provisions of clauses (b) and (c) above at any time upon prior notice to the holders of Options.

    7.3 STOCKHOLDER RIGHTS. An Optionee shall have none of the rights of a stockholder with respect to the shares subject to an Option until such shares have been registered upon the exercise of the Option on the transfer books of the Corporation in the name of such Optionee and then only to the extent that any restrictions imposed thereon by the Committee shall have lapsed.

    7.4 NO LOANS. Neither the Corporation, any company with which it is affiliated, nor any of their respective subsidiaries may directly or indirectly lend money to any person for the purpose of assisting such person in acquiring or carrying shares of Stock issued upon the exercise of an Option.

    7.5 CONDITIONS PRECEDENT TO EXERCISE. Notwithstanding any other provision of the Plan, but subject to the provisions of Section 11, the exercise of an Option following termination of employment or service shall be subject to the satisfaction of the conditions precedent that the Optionee has not (a) rendered services or engaged directly or indirectly in any business which in the opinion of the Committee competes with or is in conflict with the interests of the Corporation; PROVIDED, HOWEVER, that the ownership by an Optionee of 5% or less of any class of securities of a publicly traded company shall not be deemed to violate this clause or (b) violated any written agreement with the Corporation, including, without limitation, any confidentiality agreement. An Optionee's violation of clause (a) or (b) of the preceding sentence shall result in the immediate forfeiture of any Options held by such Optionee.

    7.6 LIMITATIONS ON THE GRANT OF OPTIONS. No one individual may be granted an Option or Options under the Plan during any fiscal year of the Corporation for an aggregate number of shares of Stock which exceeds 10% of the total number of shares reserved for issuance under the Plan. The aggregate Fair Market Value of the Stock (determined as of the date the Option is granted) with respect to which Incentive Stock Options granted under the Plan and all other stock option plans of the Corporation (or any parent or subsidiary of the Corporation) are exercisable for the first time by any specific individual during any calendar year shall not exceed $100,000. No Incentive Stock Option may be granted hereunder to an individual who immediately after such Option is granted is a Ten Percent Stockholder unless (a) the Option price is at least 110% of the fair market value of such stock on the date of grant and (b) the Option may not be exercised more than five (5) years after the date of grant.

8. EMPLOYEE STOCK AWARDS.

    8.1 GRANT OF EMPLOYEE STOCK AWARDS. Subject to the terms of the Plan, the Committee may grant Employee Stock Awards to such employees at such time or times and in such amounts as it shall determine. Shares of Stock issued pursuant to Employee Stock Awards may, but need not, be subject to such restrictions as may be established by the Committee at the time of the grant and reflected in an Agreement.

                                     III-5

    8.2 RESTRICTIONS ON EMPLOYEE STOCK AWARDS. Except as provided in the Plan, any shares of Stock subject to an Employee Stock Award with respect to which Stock Restrictions have not been satisfied shall be forfeited and all rights of the employee to such Employee Stock Award shall terminate without any payment of consideration by the Corporation. Except as set forth in Section 8.5, a recipient of an Employee Stock Award subject to Stock Restrictions shall forfeit such award in the event of the termination of his or her employment during the period the shares are subject to Stock Restrictions.

    8.3 STOCKHOLDER RIGHTS. The recipient of an Employee Stock Award shall be entitled to such rights of a stockholder with respect to the shares of Stock issued pursuant to such Employee Stock Award as the Committee shall determine, including the right to vote such shares of Stock, except that cash and stock dividends with respect to such shares may, at the discretion of the Committee, be either paid currently or withheld by the Corporation for the Award Recipient's account, and interest may be accrued on the amount of cash dividends withheld at a rate and subject to such terms as determined by the Committee.

    The Committee, in its discretion, may cause a legend or legends to be placed on any certificate representing shares issued pursuant to Employee Stock Awards, which legend or legends shall make appropriate reference to the Stock Restrictions imposed thereon. The Committee may also in its discretion require that certificates representing shares issued pursuant to Employee Stock Awards remain in the physical custody of the Corporation or an escrow holder until any or all of the Stock Restrictions imposed under the Plan have lapsed.

    8.4 NON-TRANSFERABILITY. Prior to the time Stock Restrictions lapse, none of the shares of Stock issued pursuant to an Employee Stock Award may be sold, assigned, bequeathed, transferred, pledged, hypothecated, or otherwise disposed of in any way by the Award Recipient.

    8.5 LAPSE OF RESTRICTIONS. In the event of the termination of employment of an Award Recipient, prior to the lapse of Stock Restrictions, by reason of death, total and permanent disability, retirement, or resignation or discharge from employment other than discharge for cause, the Committee may, in its discretion, remove any Stock Restrictions on all or a portion of the Stock subject to an Employee Stock Award.

    8.6 LIMITATIONS ON EMPLOYEE STOCK AWARDS. No employee may receive an Employee Stock Award representing more than 40,000 shares of Stock during any fiscal year of the Corporation, and the maximum number of shares of Stock which may be issued to all employees pursuant to Employee Stock Awards under the Plan shall be 80,000, subject in each case to adjustment in accordance with Section 15.

9. PERFORMANCE SHARE AWARDS.

    9.1 GRANT OF PERFORMANCE SHARE AWARDS. Subject to the terms of the Plan, the Committee may grant Performance Share Awards to such employees at such time or times and in such amounts as it shall determine. Stock issued pursuant to a Performance Share Award shall be subject to the attainment of performance goals relating to one or more criteria within the meaning of Section 162(m) of the Code and the Treasury Regulations issued pursuant thereto, including, without limitation, stock price, market share, sales, earnings per share, return on equity, costs, and cash flow, as determined by the Committee from time to time. Any such objectives and the period in which such objectives are to be met shall be determined by the Committee at the time of the grant and reflected in an Agreement. Each Performance Share Award shall also be subject to such other restrictions as the Committee may determine.

    9.2 DELIVERY OF PERFORMANCE SHARES. Certificates representing Performance Shares shall be registered in the Award Recipient's name but shall remain in the physical custody of the Corporation until the

                                     III-6

Committee has determined that the performance goals and other Stock Restrictions with respect to such Performance Shares have been met.

    9.3 STOCKHOLDER RIGHTS. The recipient of a Performance Share Award shall be entitled to such rights of a stockholder with respect to the Performance Shares as the Committee shall determine, including the right to vote such shares of Stock, except that cash and stock dividends with respect to the Performance Shares may, at the discretion of the Committee, be either paid currently or withheld by the Corporation for the Award Recipient's account, and interest may be accrued on the amount of cash dividends withheld at a rate and subject to such terms as determined by the Committee.

    9.4 NON-TRANSFERABILITY. Prior to the time shares of Stock issued pursuant to a Performance Share Award are delivered to an Award Recipient, none of such shares may be sold, assigned, bequeathed, transferred, pledged, hypothecated, or otherwise disposed of in any way by the Award Recipient.

    9.5 LAPSE OF RESTRICTIONS. In the event of the termination of employment of an Award Recipient, prior to the lapse of Stock Restrictions, by reason of death, total and permanent disability, retirement, or resignation or discharge from employment other than discharge for cause, the Committee may, in its discretion, remove any Stock Restrictions on all or a portion of a Performance Share Award, or determine the performance objectives with respect to all or a portion of a Performance Share Award to have been attained; PROVIDED, HOWEVER, that the Committee shall not be entitled to exercise such discretion to the extent that the ability to exercise such discretion would cause the Performance Share Award not to qualify as performance based compensation under Section 162(m) of the Code.

    9.6 LIMITATIONS ON PERFORMANCE SHARE AWARDS. No employee may receive Performance Share Awards representing more than 100,000 shares of Stock during any fiscal year of the Corporation, and the maximum number of shares of Stock which may be issued to all employees pursuant to Performance Share Awards under the Plan shall be 400,000, subject in each case to adjustment in accordance with
Section 15.

10. DIRECTOR STOCK AWARDS.

    10.1 GRANT OF DIRECTOR STOCK AWARDS. As of the date of each election or reelection to the Board of Directors, each Non-Employee Director shall automatically be granted a Director Stock Award with respect to 300 shares of Stock, subject to adjustment in accordance with Section 15. Notwithstanding the foregoing, each Non-Employee Director first elected to the Board of Directors on a date other than the date of an annual meeting of stockholders shall be granted that number of whole shares of Stock equal to the number of shares then subject to a Director Stock Award multiplied by a fraction, the numerator of which shall be the number of months remaining until the anticipated date of the next annual meeting of stockholders, and the denominator of which shall be 12. All Director Stock Awards shall be evidenced by an agreement containing such terms and conditions consistent with the Plan as the Committee shall determine.

    10.2 VESTING. Each Director Stock Award shall vest in full on the date immediately preceding the first annual meeting of stockholders next following the date of grant; PROVIDED, HOWEVER, that, except as provided in the Plan, the recipient thereof continues to serve as a member of the Board of Directors as of such date.

    10.3 FORFEITURE OF DIRECTOR STOCK AWARDS. Except as provided in the Plan, a recipient of a Director Stock Award shall forfeit any unvested shares of Stock subject to the Director Stock Award, and all rights of the Non-Employee Director to such unvested shares shall terminate without payment of consideration by the Corporation, upon the termination of his or her service as a member of the Board of Directors.

    10.4 STOCKHOLDER RIGHTS. Except as provided in Sections 10.5 and 10.7, a recipient of a Director Stock Award shall be entitled to all rights of a stockholder with respect to the shares of Stock issued

                                     III-7
pursuant to the Director Stock Award, including the right to receive dividends and to vote such shares of Stock; PROVIDED, HOWEVER, that stock dividends paid with respect to such shares shall be restricted to the same extent as the underlying shares of Stock issued pursuant to the Director Stock Award.

    The Committee shall cause a legend or legends to be placed on any certificate representing shares issued pursuant to a Director Stock Award, which legend or legends shall make appropriate reference to the terms of the Director Stock Award and the Plan. The Committee shall also require that certificates representing shares issued pursuant to Director Stock Awards remain in the physical custody of the Corporation or an escrow holder until such shares have vested in accordance with the terms of the Plan.

    10.5 NON-TRANSFERABILITY. Prior to vesting, none of the shares of Stock issued pursuant to a Director Stock Award may be sold, assigned, bequeathed, transferred, pledged, hypothecated, or otherwise disposed of in any way by the recipient thereof.

    10.6 TERMINATION OF SERVICE. If a Non-Employee Director to whom a Director Stock Award has been granted shall cease to serve as a director as a result of
(a) his or her death, (b) retiring from the Board of Directors upon reaching Normal Retirement Age, (c) becoming totally and permanently disabled, or (d) resigning with the approval of the Board of Directors, all shares subject to such Director Stock Award shall be vested in full, notwithstanding the provisions of Section 10.2, as of the date of termination of service.

    10.7 DEFERRAL ELECTION. A Non-Employee Director may elect to defer receipt of any Director Stock Award by filing the appropriate deferral form with the Corporate Secretary on or before December 15th of the calendar year prior to the calendar year in which such deferral is to be effective. Notwithstanding the foregoing, any person elected as a Non-Employee Director for the first time shall be permitted to make his or her first deferral election no later than twenty (20) days after such election. In no event, however, shall any deferral be permitted to the extent prohibited by applicable law. Deferrals shall be subject to the following terms and conditions:

        (a) A Non-Employee Director may elect to defer receipt of a Director Stock Award until (i) a specified date in the future, (ii) cessation of his or her service as a member of the Board of Directors, or (iii) the end of the calendar year in which cessation of his or her service as a member of the Board of Directors occurs.

        (b) There shall be established a Deferral Account on the books of the Corporation for each Non-Employee Director electing to defer a Director Stock Award pursuant to this Section 10.7. Deferrals shall be credited to the Non-Employee Director's Deferral Account in Stock Units in the following manner: on the award date to which the deferral election applies, the amount deferred shall be converted into a number of Stock Units equal to the number of shares of Stock awarded that are subject to the deferral election. A Non-Employee Director shall not have any voting rights with respect to any Stock Units held in his or her Deferral Account.

        (c) Whenever cash dividends are paid with respect to shares of Stock, each Non-Employee Director's Deferral Account shall be credited on the payment date of such dividend with additional Stock Units (including fractional units to the nearest one/one hundredth (1/100)) equal in value to the amount of the cash dividend paid on a single share of Stock multiplied by the number of Stock Units (including fractional units) credited to his or her Deferral Account as of the date of record for dividend purposes. For purposes of crediting dividends, the value of a Stock Unit shall be the Fair Market Value of a share of Stock as of the payment date of the dividend.

        (d) The number of Stock Units credited to each Non-Employee Director's Deferral Account shall be appropriately adjusted in the same manner and to the same extent Director Stock Awards are adjusted and modified pursuant to
    Section 15. In the event of a transaction subject to Section 11, the Board of Directors shall have the authority to amend the Plan to provide for the

                                     III-8
    conversion of Stock Units credited to Deferral Accounts into units equal to shares of stock of the resulting or acquiring company (or a related company), as appropriate, if such stock is publicly traded or, if not, into cash of equal value on the effective date of such transaction. If pursuant to the preceding sentence cash is credited to a Non-Employee Director's Deferral Account, interest shall be credited thereon from the date such cash is received to the date of distribution quarterly, at the end of each calendar quarter, at a rate per annum (computed on the basis of a 360-day year and a 91-day quarter) equal to the prime rate announced publicly by Citibank, N.A. at the end of such calendar quarter. If units representing publicly traded stock of the resulting or acquired company (or a related company) are credited to a Non-Employee Director's Deferral Account, dividends shall be credited thereto in the same manner as dividends are credited on Stock Units credited to such Deferral Accounts.

        (e) Subject to Section 10.7(g), distributions of a Non-Employee Director's Deferral Account under the Plan shall be made as follows:

           (i) If a Non-Employee Director has elected to defer a Director Stock Award to a specified date in the future, payment shall be as of such date and shall be made or shall commence, as the case may be, within thirty
       (30) days after the date specified;

           (ii) If a Non-Employee Director has elected to defer a Director Stock Award until cessation of his or her service as a member of the Board of Directors, payment shall be as of the date of such cessation of service and shall be made or shall commence, as the case may be, within thirty
       (30) days after the cessation of the Non-Employee Director's service as a director; and

           (iii) If a Non-Employee Director has elected to defer a Director Stock Award until the end of the calendar year in which the cessation of his or her service as a member of the Board of Directors occurs, payment shall be made as of December 31st of such year and shall be made or commence, as the case may be, on December 31st of such year.

        (f) Notwithstanding any elections pursuant to Sections 10.7(a) and/or
    (g) hereof, in the event of the death of the Non-Employee Director prior to the distribution of his or her Deferral Account, the balance credited to such Deferral Account as of the date of his or her death shall be paid, as soon as reasonably possible thereafter, in a single distribution to the Non-Employee Director's beneficiary or beneficiaries designated on such Non-Employee Director's deferral election form. If no such election or designation has been made, such amounts shall be payable to the Non-Employee Director's estate.

        (g) A Non-Employee Director may elect to have his or her Deferral Account under the Plan paid in a single distribution or equal annual installments, not to exceed ten (10) annual installments. To the extent a Deferral Account is deemed invested in Stock Units, such Stock Units shall be converted to Stock on the distribution date as provided in Section 10.7(h). To the extent deemed invested in units of any other stock, such units shall similarly be converted and distributed in the form of stock. To the extent invested in a medium other than Stock Units or other units, each such distribution hereunder shall be in the medium credited to the Deferral Account.

        (h) To the extent a Deferral Account is deemed invested in Stock Units, a single distribution shall consist of the number of whole shares of Stock equal to the number of Stock Units credited to the Non-Employee Director's Deferral Account on the date as of which the distribution occurs. Cash shall be paid to a Non-Employee Director in lieu of a fractional share, determined by reference to the Fair Market Value of a share of Stock on the date as of which the distribution

                                     III-9
    occurs. In the event a Non-Employee Director has elected to receive annual installment payments, each such payment shall be determined as follows:

           (i) To the extent his or her Deferral Account is deemed to be invested in Stock Units, each such payment shall consist of the number of whole shares of Stock equal to the number of Stock Units (including fractional units) credited to the Deferral Account on the date as of which the distribution occurs, divided by the number of annual installments remaining as of such distribution date. Cash shall be paid to Non-Employee Directors in lieu of fractional shares, determined by reference to the Fair Market Value of a share of Stock on the date as of which the distribution occurs.

           (ii) To the extent his or her Deferral Account has been credited in cash, each such payment shall be calculated by dividing the value on the date the distribution occurs of that portion of the Non-Employee Director's Deferral Account which is in cash by the number of annual installments remaining as of such distribution date.

11. ACCELERATION UPON A CHANGE OF CONTROL.

    Notwithstanding any other provision of the Plan or any Option or Award granted hereunder, (a) any Option granted hereunder and then outstanding shall become immediately exercisable in full, (b) all Stock Restrictions shall immediately terminate, and (c) all performance objectives applicable to any Performance Share Award shall be deemed attained (i) in the event that a tender offer or exchange offer (other than an offer by the Corporation) for common stock of the Company representing more than 25% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors ("Voting Securities") is made by any "person" within the meaning of Section 14(d) of the Act and not withdrawn within ten (10) days after the commencement thereof; PROVIDED, HOWEVER, that the Committee may by action taken prior to the end of such ten (10) day period extend such ten
(10) day period; and, PROVIDED FURTHER, that the Committee may by further action taken prior to the end of such extended period declare (a) all Options granted hereunder and then outstanding to be immediately exercisable in full, (b) all Stock Restrictions to be immediately terminated, and (c) all performance objectives applicable to any Performance Share Award to be deemed attained; or
(ii) in the event of a Change in Control (as hereinafter defined).

    For purposes of this Section 11, a "Change in Control" means an event that would be required to be reported (assuming such event has not been "previously reported") in response to Item 1(a) of the Current Report on Form 8-K, as in effect on the effective date of the Plan, pursuant to Section 13 or 15(d) of the Act; PROVIDED, HOWEVER, that, without limitation, such a Change in Control shall be deemed to have occurred at such time as (a) any "person" within the meaning of Section 14(d) of the Act becomes the "beneficial owner" as defined in Rule 13d-3 thereunder, directly or indirectly, of more than 25% of the combined voting power of the then outstanding Voting Securities, (b) during any two-year period, individuals who constitute the Board of Directors (the "Incumbent Board") as of the beginning of the period cease for any reason to constitute at least a majority thereof, provided that any person becoming a director during such period whose election or nomination for election by the Corporation's stockholders was approved by a vote of at least three-quarters of the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Corporation in which such person is named as a nominee for director without objection to such nomination, other than in response to an actual or threatened Change in Control or proxy contest) shall be, for purposes of this clause (b), considered as though such person were a member of the Incumbent Board, or (c) the approval by the Corporation's stockholders of the sale of all or substantially all of the stock or assets of the Corporation. The Committee may adopt such procedures as to notice and exercise as may be necessary to effectuate the acceleration of the exercisability of Options, termination of Stock Restrictions, and attainment of performance objectives as described above.

                                     III-10

12. SHARE WITHHOLDING.

    With respect to any Option or Award, the Committee may, in its discretion and subject to such rules as the Committee may adopt, permit or require any Optionee or Award Recipient to satisfy, in whole or in part, any withholding tax obligation which may arise in connection with an Option or Award by electing to have the Corporation withhold Stock having a Fair Market Value (as of the date the amount of withholding tax is determined) equal to the amount of withholding tax.

13. NO RIGHT TO CONTINUED EMPLOYMENT OR SERVICE.

    Nothing contained in the Plan or in any Option or Award granted or Agreement entered into pursuant to the Plan shall confer upon any employee the right to continue in the employ of the Corporation, any consultant the right to continue to perform services for the Corporation, or any Non-Employee Director the right to continue as a member of the Board of Directors or interfere with the right of the Corporation to terminate such employee's employment, such consultant's service, or Non-Employee Director's service at any time.

14. TIME OF GRANTING OPTIONS AND EMPLOYEE AWARDS.

    Nothing contained in the Plan or in any resolution adopted by the Board of Directors or the holders of Stock shall constitute the grant of any Option or Award hereunder. An Option or Award under the Plan shall be deemed to have been granted on the date on which the name of the recipient and the terms of the Option or Award are set forth in an Agreement and delivered to the recipient, unless otherwise provided in the Agreement.

15. ADJUSTMENTS UPON CHANGES IN CAPITALIZATION.

    Notwithstanding any other provision of the Plan, in the event of changes in the outstanding Stock by reason of stock dividends, stock splits, recapitalizations, combinations or exchanges of shares, corporate separations or divisions (including, but not limited to, split-ups, split-offs, or spin-offs), reorganizations (including, but not limited to, mergers or consolidations), liquidations, or other similar events, the aggregate number and class of shares available under the Plan, the number of shares subject to Director Stock Awards, the maximum number of shares that may be subject to Options and Awards, and the terms of any outstanding Options or Awards (including, without limitation, the number of shares subject to an outstanding Option or Award and the price at which shares of Stock may be issued pursuant to an outstanding Option) and of any Stock Units shall be adjusted in such manner as the Committee in its discretion deems appropriate.

16. TERMINATION AND AMENDMENT OF THE PLAN.

    Unless the Plan shall have been terminated as hereinafter provided, no Option or Award shall be granted hereunder after March 31, 2004. The Board of Directors may at any time prior to that date terminate the Plan or make such modification or amendment to the Plan as it shall deem advisable; PROVIDED, HOWEVER, that, except as provided in Section 15, no amendment may be made without the approval by the holders of Stock (to the extent such approval would be required for an exemption under Section 16(b) of the Act which the Company wishes to have) if such amendment would (a) increase the aggregate number of shares of Stock which may be issued under the Plan, or (b) materially modify the requirements as to eligibility for participation in the Plan. No termination, modification, or amendment of the Plan may, without the consent of an Optionee or Award Recipient, adversely affect in any material manner the rights of such Optionee or Award Recipient under any Option or Award.

                                     III-11

17. AMENDMENT OF OPTIONS AND AWARDS AT THE DISCRETION OF THE COMMITTEE.

    The terms of any outstanding Option or Award may be amended from time to time by the Committee in its discretion in any manner that it deems appropriate, including, without limitation, acceleration of the date of exercise of any Option or Award, termination of Stock Restrictions as to any Award, or the conversion of an Incentive Stock Option into a Non-Qualified Stock Option; PROVIDED, HOWEVER, that no such amendment shall adversely affect in any material manner any right of any Optionee or Award Recipient under the Plan without his or her consent; and, PROVIDED FURTHER, that the Committee shall not (a) amend any previously-issued Performance Share Award to the extent that such amendment would cause such Performance Share Award not to qualify as performance based compensation under Section 162(m) of the Code or (b) amend any previously-issued Option to reduce the purchase price thereof whether by modification of the Option or by cancellation of the Option in consideration of the immediate issuance of a replacement Option bearing a reduced purchase price.

18. GOVERNMENT REGULATIONS.

    The Plan and the grant and exercise of Options and Awards hereunder, and the obligation of the Corporation to issue, sell, and deliver shares, as applicable, under such Options and Awards, shall be subject to all applicable laws, rules, and regulations.

    Notwithstanding any other provision of the Plan, transactions under the Plan are intended to comply with the applicable exemptions under Rule 16b-3 under the Act as to persons subject to the reporting requirements of Section 16(a) of the Act with respect to shares of Stock, and Options and Awards under the Plan shall be fashioned and administered in a manner consistent with the conditions applicable under Rule 16b-3.

19. OPTIONS AND AWARDS IN FOREIGN COUNTRIES.

    The Committee shall have the authority and discretion to adopt such modifications, procedures, and subplans as it shall deem necessary or desirable to comply with the provisions of the laws of foreign countries in which the Corporation may operate in order to assure the viability of the benefits of the Options and Awards made to individuals employed in such countries and to meet the objectives of the Plan.

20. GOVERNING LAW.

    The Plan shall be construed, regulated, and administered under the internal laws of the State of Delaware.

21. STOCKHOLDER APPROVAL.

    The Plan shall become effective upon the date of adoption by the Board of Directors, subject to approval by the stockholders of the Corporation in accordance with applicable law. Unless so approved within one (1) year after the date of the adoption of the Plan by the Board of Directors, the Plan shall not be effective for any purpose. Prior to approval by the Corporation's stockholders, the Committee may grant Options and Awards under the terms of the Plan, but if stockholder approval is not obtained in the specified period, such Options and Awards shall be of no effect.

                                     III-12

                                                                        ANNEX IV

                      PE CORPORATION/CELERA GENOMICS GROUP
                           1999 STOCK INCENTIVE PLAN

1. PURPOSE OF THE PLAN.

    The purpose of PE Corporation/Celera Genomics Group 1999 Stock Incentive Plan (the "Plan") is to increase stockholder value and to advance the interests of PE Corporation and its subsidiaries (collectively, the "Corporation") by providing financial incentives designed to attract, retain, and motivate employees, officers, consultants, and directors of the Corporation. The Plan continues the established policy of the Corporation of encouraging ownership of its Stock by key personnel and of providing incentives for such individuals to put forth maximum efforts for the success of the Corporation.

2. DEFINITIONS.

    As used herein, the following terms have the meanings hereinafter set forth unless the context clearly indicates to the contrary:

    2.1 "ACT" means the Securities Exchange Act of 1934, as amended from time to time.

    2.2 "AGREEMENT" means the written agreement between the Corporation and an Optionee or Award Recipient, as the case may be, evidencing the grant of an Option or Award and setting forth the terms and conditions thereof.

    2.3 "AWARD" means a Stock Award or Performance Share Award.

    2.4 "AWARD RECIPIENT" means an individual to whom an Award has been granted under the Plan.

    2.5 "BOARD OF DIRECTORS" means the Board of Directors of the Corporation.

    2.6 "CODE" means the Internal Revenue Code of 1986, as amended from time to time.

    2.7 "COMMITTEE" means the Management Resources Committee of the Board of Directors, or any successor thereto or committee designated thereby whose members qualify as (a) outside directors as defined in Section 162(m) of the Code and the Treasury Regulations issued pursuant thereto and (b) non-employee directors within the meaning of Rule 16b-3 under the Act.

    2.8 "CONTINUOUS SERVICE" means an uninterrupted chain of continuous regular employment by the Corporation or an uninterrupted chain of continuous performance of significant services for the Corporation by a consultant. A leave of absence granted in accordance with the Corporation's usual procedures which does not operate to interrupt continuous employment or continuous performance of significant services for other benefits granted by the Corporation shall not be considered a termination of employment nor an interruption of Continuous Service hereunder, and an employee or consultant who is granted such a leave of absence shall be considered to be continuously employed or continuously performing significant services during the period of such leave; PROVIDED, HOWEVER, that if regulations under the Code or an amendment to the Code shall establish a more restrictive definition of a leave of absence, such definition shall be substituted herein.

    2.9 "DEFERRAL ACCOUNT" means the bookkeeping account established for the deferral of a Director Stock Award by a Non-Employee Director pursuant to
Section 10.7 hereof.

    2.10 "DIRECTOR STOCK AWARD" means an award of shares of Stock granted pursuant to Section 10 hereof.

    2.11 "EMPLOYEE AWARD" means an Employee Stock Award or Performance Share Award.

    2.12 "EMPLOYEE STOCK AWARD" means an award of shares of Stock granted pursuant to Section 8 hereof.

    2.13 "FAIR MARKET VALUE" means the simple average of the high and low sales prices of a share of Stock as reported in the report of composite transactions (or other source designated by the Committee) on the date on which fair market value is to be determined (or if there shall be no trading on such date, then on the first previous date on which sales were made on a national securities exchange).

    2.14 "INCENTIVE STOCK OPTIONS" means those Options granted hereunder to employees as incentive stock options as defined in, and which by their terms comply with the requirements for such Options set out in, Section 422 of the Code and the Treasury Regulations issued pursuant thereto.

    2.15 "NON-EMPLOYEE DIRECTOR" means a member of the Board of Directors who is not an employee or officer of the Corporation.

    2.16 "NON-QUALIFIED STOCK OPTIONS" means those Options granted hereunder which are not intended to qualify as Incentive Stock Options.

    2.17 "NORMAL RETIREMENT AGE" means the normal retirement age of a member of the Board as determined by the Board from time to time.

    2.18 "OPTION" means an option granted pursuant to Section 6 hereof.

    2.19 "OPTIONEE" means an individual to whom an Option has been granted under the Plan.

    2.20 "PERFORMANCE SHARE AWARD" means an award of Performance Shares granted pursuant to Section 9 hereof.

    2.21 "PERFORMANCE SHARES" means shares of Stock covered by a Performance Share Award.

    2.22 "STOCK" means the PE Corporation--Celera Genomics Group Common Stock, par value $.01 per share, of the Corporation.

    2.23 "STOCK AWARD" means an Employee Stock Award or Director Stock Award.

    2.24 "STOCK UNIT" means the bookkeeping entry representing the equivalent of one share of Stock.

    2.25 "STOCK RESTRICTIONS" mean the restrictions, including performance goals, placed on a Stock Award or Performance Share Award under the Plan.

    2.26 "TEN PERCENT STOCKHOLDER" means an individual who owns, within the meaning of Section 422(b)(6) of the Code and the Treasury Regulations issued pursuant thereto, stock possessing more than ten (10%) percent of the total combined voting power of all classes of stock of the Corporation.

3. SHARES RESERVED FOR THE PLAN.

    The aggregate number of shares of Stock available for Options and Awards under the Plan is 5,000,000, subject to adjustment in accordance with Section
15. Shares of Stock issued under the Plan shall be authorized but unissued shares. In lieu of such unissued shares, the Corporation may, in its discretion, transfer on the exercise of Options or the delivery of shares of Stock issued pursuant to Awards treasury shares, reacquired shares, or shares acquired in the market for purposes of the Plan.

    If any Options or Awards granted under the Plan shall for any reason terminate, be canceled, or expire without having been exercised or vested in full, shares of Stock not issued or vested in full under such Options or Awards shall be available again for issuance under the Plan.

4. ADMINISTRATION OF THE PLAN.

    The Committee shall have plenary authority in its discretion, but subject to the express provisions of the Plan, to administer the Plan, including, without limitation, the authority to determine the individuals to whom, and the time or times at which, Options and Awards shall be granted, the number of shares of Stock to be covered by each Option and Award, and the terms and conditions of each Option and Award. The Committee shall also have plenary authority in its discretion to interpret the Plan; to prescribe, amend, and rescind rules and regulations relating to it; to determine the terms (which need not be identical) of Agreements executed and delivered under the Plan, including, without limitation, such terms and provisions as shall be requisite in the judgment of the Committee to conform to any change in any law or regulation applicable thereto; and to make any and all other determinations and take any and all actions deemed necessary or advisable for the administration of the Plan. The Committee's determination on the foregoing matters shall be conclusive and binding on all persons having an interest in the Plan.

5. ELIGIBILITY; FACTORS TO BE CONSIDERED IN GRANTING OPTIONS AND AWARDS.

    Subject to the terms of the Plan, an Option may be granted to any person who, at the time the Option is granted, is a regular full-time employee (which term shall include officers and directors) of the Corporation, a Non-Employee Director, or a consultant performing significant services for the Corporation. Employee Awards may be granted to any person who, at the time the Employee Award is granted, is a regular full-time employee (which term shall include officers and directors) of the Corporation. Non-Employee Directors shall not be eligible to receive Employee Awards. In determining the employees, Non-Employee Directors and consultants to whom Options or Awards shall be granted, the number of shares of Stock to be covered by each Option or Award, and the terms and conditions of each Option and Award, the Committee shall take into account the duties and responsibilities of the respective employees, Non-Employee Directors, and consultants, their present and potential contributions to the success of the Corporation, and such other factors as they shall deem relevant in connection with accomplishing the purposes of the Plan. An employee, Non-Employee Director, or consultant who has been granted an Option or Award may be granted and hold additional Options or Awards if the Committee shall so determine.

6. OPTIONS.

    6.1 GRANT OF OPTIONS. Subject to the terms of the Plan, the Committee may grant Options to such employees, Non-Employee Directors, and consultants at such time or times and in such amounts as it shall determine. Each Option granted hereunder shall be designated as an Incentive Stock Option or Non-Qualified Stock Option and shall be evidenced by an Agreement containing such terms and conditions consistent with the Plan as the Committee shall determine; PROVIDED, HOWEVER, that Incentive Stock Options shall be granted only to employees of the Corporation.

    6.2 PURCHASE PRICE. The purchase price of each share of Stock covered by an Option shall be 100% (or 110% in the case of an Incentive Stock Option granted to a Ten Percent Stockholder) of the Fair Market Value of a share of Stock on the date the Option is granted.

    6.3 TERM. The term of each Option shall be for such period as the Committee shall determine, but not more than ten (10) years (or five (5) years in the case of an Incentive Stock Option granted to a Ten Percent Stockholder) from the date of grant thereof, and shall be subject to earlier termination as hereinafter provided. If the original term of any Option is less than ten (10) years (or five (5) years in the case of an Incentive Stock Option granted to a Ten Percent Stockholder) from the date of grant, the Option prior to its expiration may be amended, with the approval of the Committee and the employee, Non-Employee Director, or consultant, as the case may be, to extend the term so that the term as amended is not more than ten (10) years (or five (5) years in the case of an Incentive Stock Option granted to a Ten Percent Stockholder) from the original date of grant of such Option.

    6.4 VESTING. An Option shall be exercisable at such time or times and in such manner and number of shares as the Committee shall determine. Except as provided in the Plan, no Option may be exercised at any time unless the holder thereof is then a regular employee of the Corporation, a member of the Board of Directors, or a consultant performing significant services for the Corporation. Options granted under the Plan shall not be affected by any change of duties or position so long as the holder continues to be an employee of the Corporation, continues to be a member of the Board of Directors, or a consultant performing significant services for the Corporation.

    6.5 TERMINATION OF EMPLOYMENT OR SERVICES. In the event that the employment of an employee to whom an Option has been granted under the Plan shall be terminated or the services of a Non-Employee Director or consultant to whom an Option has been granted under the Plan shall be terminated (other than by reason of retirement, disability, or death) such Option may, subject to the provisions of the Plan, be exercised, to the extent that the employee, Non-Employee Director, or consultant was entitled to do so at the date of termination of his or her employment or services, at any time within thirty (30) days after such termination, but in no event after the expiration of the term of the Option.

    6.6 RETIREMENT OR DISABILITY. If an employee to whom an Option has been granted under the Plan shall retire from the Corporation pursuant to any qualified pension plan provided by the Corporation, or if a Non-Employee Director (a) retires from the Board of Directors upon reaching Normal Retirement Age or (b) resigns or declines to stand for reelection with the approval of the Board of Directors, or if an employee, Non-Employee Director, or consultant to whom an Option has been granted becomes totally and permanently disabled, such Option may be exercised, notwithstanding the provisions of Section 6.4, in full without regard to the period of Continuous Service after the Option was granted at any time (a) in the case of an employee holding an Incentive Stock Option, within three (3) months after such retirement or disability, but in no event after the expiration of the term of the Option or (b) in the case of a Non-Qualified Stock Option, within one (1) year (three (3) years in the case of a Non-Employee Director) after such retirement, disability, resignation, or declining, but in no event after the expiration of the term of the Option.

    6.7 DEATH. If an employee, Non-Employee Director, or consultant to whom an Option has been granted under the Plan shall die while employed by the Corporation, serving as a member of the Board of Directors, or engaged to perform services for the Corporation, such Option may be exercised to the extent that the employee, Non-Employee Director, or consultant was entitled to do so at the date of his or her death, by his or her executor or administrator or other person at the time entitled by law to the employee's, Non-Employee Director's, or consultant's rights under the Option, at any time within such period, not exceeding one (1) year after his or her death, as shall be prescribed in the Agreement, but in no event after the expiration of the term of the Option.

7. TERMS AND CONDITIONS APPLICABLE TO OPTIONS.

    7.1 TRANSFERABILITY. During the lifetime of an Optionee, an Option shall not be transferable, except pursuant to a domestic relations order; PROVIDED, HOWEVER, that the Committee may, in its sole discretion, permit an Optionee to transfer a Non-Qualified Stock Option to (a) a member of the Optionee's immediate family, (b) a trust, the beneficiaries of which consist exclusively of members of the Optionee's immediate family, or (c) a partnership, the partners of which consist exclusively of members of the Optionee's immediate family. After the death of an Optionee, an Option may be transferred pursuant to the laws of descent and distribution.

    7.2 METHOD OF EXERCISE. An Option may be exercised by giving written notice to the Corporation specifying the number of shares of Stock to be purchased; PROVIDED THAT, except as otherwise provided by the Committee, an Option may not be exercised as to fewer than 100 shares, or the remaining exercisable shares covered by the Option if fewer than 100, at any one time. No Option may be exercised with respect to a fractional share. The purchase price of the shares as to which an Option shall be exercised shall be paid in full at the time of exercise at the election of the holder of an Option
(a) in cash or currency of the United States of America, (b) by tendering to the Corporation shares of Stock owned by such holder for at least six (6) months having a Fair Market Value equal to the cash exercise price applicable to the purchase price of the shares as to which the Option is being exercised, (c) a combination of cash and/or previously owned shares of Stock valued at Fair Market Value, or (d) by payment of such other consideration as the Committee shall from time to time determine. For purposes of the immediately preceding sentence, Fair Market Value shall be determined as of the business day immediately preceding the day on which the Option is exercised. Notwithstanding the foregoing, the Committee shall have the right to modify, amend, or cancel the provisions of clauses (b) and (c) above at any time upon prior notice to the holders of Options.

    7.3 STOCKHOLDER RIGHTS. An Optionee shall have none of the rights of a stockholder with respect to the shares subject to an Option until such shares have been registered upon the exercise of the Option on the transfer books of the Corporation in the name of such Optionee and then only to the extent that any restrictions imposed thereon by the Committee shall have lapsed.

    7.4 NO LOANS. Neither the Corporation, any company with which it is affiliated, nor any of their respective subsidiaries may directly or indirectly lend money to any person for the purpose of assisting such person in acquiring or carrying shares of Stock issued upon the exercise of an Option.

    7.5 CONDITIONS PRECEDENT TO EXERCISE. Notwithstanding any other provision of the Plan, but subject to the provisions of Section 11, the exercise of an Option following termination of employment or service shall be subject to the satisfaction of the conditions precedent that the Optionee has not (a) rendered services or engaged directly or indirectly in any business which in the opinion of the Committee competes with or is in conflict with the interests of the Corporation; PROVIDED, HOWEVER, that the ownership by an Optionee of 5% or less of any class of securities of a publicly traded company shall not be deemed to violate this clause or (b) violated any written agreement with the Corporation, including, without limitation, any confidentiality agreement. An Optionee's violation of clause (a) or (b) of the preceding sentence shall result in the immediate forfeiture of any Options held by such Optionee.


    7.6 LIMITATIONS ON THE GRANT OF OPTIONS. No one individual may be granted an Option or Options under the Plan during any fiscal year of the Corporation for an aggregate number of shares of Stock which exceeds 10% of the total number of shares reserved for issuance under the Plan; PROVIDED, however, that during the fiscal year of the Corporation ending June 30, 1999 the Committee may grant Options to the President of the Celera Genomics Group representating up to 30% of the total number of shares reserved for issuance under the Plan. The aggregate Fair Market Value of the Stock (determined as of the date the Option is granted) with respect to which Incentive Stock Options granted under the Plan and all other stock option plans of the Corporation (or any parent or subsidiary of the Corporation) are exercisable for the first time by any specific individual during any calendar year shall not exceed $100,000. No Incentive Stock Option may be granted hereunder to an individual who immediately after such Option is granted is a Ten Percent Stockholder unless (a) the Option price is at least 110% of the fair market value of such stock on the date of grant and
(b) the Option may not be exercised more than five (5) years after the date of grant.


8. EMPLOYEE STOCK AWARDS.

    8.1 GRANT OF EMPLOYEE STOCK AWARDS. Subject to the terms of the Plan, the Committee may grant Employee Stock Awards to such employees at such time or times and in such amounts as it shall determine. Shares of Stock issued pursuant to Employee Stock Awards may, but need not, be subject to such restrictions as may be established by the Committee at the time of the grant and reflected in an Agreement.

    8.2 RESTRICTIONS ON EMPLOYEE STOCK AWARDS. Except as provided in the Plan, any shares of Stock subject to an Employee Stock Award with respect to which Stock Restrictions have not been satisfied shall be forfeited and all rights of the employee to such Employee Stock Award shall terminate without any payment of consideration by the Corporation. Except as set forth in Section 8.5, a recipient of an Employee Stock Award subject to Stock Restrictions shall forfeit such award in the event of the termination of his or her employment during the period the shares are subject to Stock Restrictions.

    8.3 STOCKHOLDER RIGHTS. The recipient of an Employee Stock Award shall be entitled to such rights of a stockholder with respect to the shares of Stock issued pursuant to such Employee Stock Award as the Committee shall determine, including the right to vote such shares of Stock, except that cash and stock dividends with respect to such shares may, at the discretion of the Committee, be either paid currently or withheld by the Corporation for the Award Recipient's account, and interest may be accrued on the amount of cash dividends withheld at a rate and subject to such terms as determined by the Committee.

    The Committee, in its discretion, may cause a legend or legends to be placed on any certificate representing shares issued pursuant to Employee Stock Awards, which legend or legends shall make appropriate reference to the Stock Restrictions imposed thereon. The Committee may also in its discretion require that certificates representing shares issued pursuant to Employee Stock Awards remain in the physical custody of the Corporation or an escrow holder until any or all of the Stock Restrictions imposed under the Plan have lapsed.

    8.4 NON-TRANSFERABILITY. Prior to the time Stock Restrictions lapse, none of the shares of Stock issued pursuant to an Employee Stock Award may be sold, assigned, bequeathed, transferred, pledged, hypothecated, or otherwise disposed of in any way by the Award Recipient.

    8.5 LAPSE OF RESTRICTIONS. In the event of the termination of employment of an Award Recipient, prior to the lapse of Stock Restrictions, by reason of death, total and permanent disability, retirement, or resignation or discharge from employment other than discharge for cause, the Committee may, in its discretion, remove any Stock Restrictions on all or a portion of the Stock subject to an Employee Stock Award.

    8.6 LIMITATIONS ON EMPLOYEE STOCK AWARDS. No employee may receive an Employee Stock Award representing more than 40,000 shares of Stock during any fiscal year of the Corporation, and the maximum number of shares of Stock which may be issued to all employees pursuant to Employee Stock Awards under the Plan shall be 80,000, subject in each case to adjustment in accordance with Section 15.

9. PERFORMANCE SHARE AWARDS.

    9.1 GRANT OF PERFORMANCE SHARE AWARDS. Subject to the terms of the Plan, the Committee may grant Performance Share Awards to such employees at such time or times and in such amounts as it shall determine. Stock issued pursuant to a Performance Share Award shall be subject to the attainment of performance goals relating to one or more criteria within the meaning of Section 162(m) of the Code and the Treasury Regulations issued pursuant thereto, including, without limitation, stock price, market share, sales, earnings per share, return on equity, costs, and cash flow, as determined by the Committee from time to time. Any such objectives and the period in which such objectives are to be met shall be determined by the Committee at the time of the grant and reflected in an Agreement. Each Performance Share Award shall also be subject to such other restrictions as the Committee may determine.

    9.2 DELIVERY OF PERFORMANCE SHARES. Certificates representing Performance Shares shall be registered in the Award Recipient's name but shall remain in the physical custody of the Corporation until the Committee has determined that the performance goals and other Stock Restrictions with respect to such Performance Shares have been met.

    9.3 STOCKHOLDER RIGHTS. The recipient of a Performance Share Award shall be entitled to such rights of a stockholder with respect to the Performance Shares as the Committee shall determine, including the right to vote such shares of Stock, except that cash and stock dividends with respect to the Performance Shares may, at the discretion of the Committee, be either paid currently or withheld by the Corporation for the Award Recipient's account, and interest may be accrued on the amount of cash dividends withheld at a rate and subject to such terms as determined by the Committee.

    9.4 NON-TRANSFERABILITY. Prior to the time shares of Stock issued pursuant to a Performance Share Award are delivered to an Award Recipient, none of such shares may be sold, assigned, bequeathed, transferred, pledged, hypothecated, or otherwise disposed of in any way by the Award Recipient.

    9.5 LAPSE OF RESTRICTIONS. In the event of the termination of employment of an Award Recipient, prior to the lapse of Stock Restrictions, by reason of death, total and permanent disability, retirement, or resignation or discharge from employment other than discharge for cause, the Committee may, in its discretion, remove any Stock Restrictions on all or a portion of a Performance Share Award, or determine the performance objectives with respect to all or a portion of a Performance Share Award to have been attained; PROVIDED, HOWEVER, that the Committee shall not be entitled to exercise such discretion to the extent that the ability to exercise such discretion would cause the Performance Share Award not to qualify as performance based compensation under Section 162(m) of the Code.

    9.6 LIMITATIONS ON PERFORMANCE SHARE AWARDS. No employee may receive Performance Share Awards representing more than 100,000 shares of Stock during any fiscal year of the Corporation, and the maximum number of shares of Stock which may be issued to all employees pursuant to Performance Share Awards under the Plan shall be 400,000, subject in each case to adjustment in accordance with
Section 15.

10. DIRECTOR STOCK AWARDS.

    10.1 GRANT OF DIRECTOR STOCK AWARDS. As of the date of each election or reelection to the Board of Directors, each Non-Employee Director shall automatically be granted a Director Stock Award with respect to 150 shares of Stock, subject to adjustment in accordance with Section 15. Notwithstanding the foregoing, each Non-Employee Director first elected to the Board of Directors on a date other than the date of an annual meeting of stockholders shall be granted that number of whole shares of Stock equal to the number of shares then subject to a Director Stock Award multiplied by a fraction, the numerator of which shall be the number of months remaining until the anticipated date of the next annual meeting of stockholders, and the denominator of which shall be 12. All Director Stock Awards shall be evidenced by an agreement containing such terms and conditions consistent with the Plan as the Committee shall determine.

    10.2 VESTING. Each Director Stock Award shall vest in full on the date immediately preceding the first annual meeting of stockholders next following the date of grant; PROVIDED, HOWEVER, that, except as provided in the Plan, the recipient thereof continues to serve as a member of the Board of Directors as of such date.

    10.3 FORFEITURE OF DIRECTOR STOCK AWARDS. Except as provided in the Plan, a recipient of a Director Stock Award shall forfeit any unvested shares of Stock subject to the Director Stock Award, and all rights of the Non-Employee Director to such unvested shares shall terminate without payment of consideration by the Corporation, upon the termination of his or her service as a member of the Board of Directors.

    10.4 STOCKHOLDER RIGHTS. Except as provided in Sections 10.5 and 10.7, a recipient of a Director Stock Award shall be entitled to all rights of a stockholder with respect to the shares of Stock issued pursuant to the Director Stock Award, including the right to receive dividends and to vote such shares of Stock; PROVIDED, HOWEVER, that stock dividends paid with respect to such shares shall be restricted to the same extent as the underlying shares of Stock issued pursuant to the Director Stock Award.

    The Committee shall cause a legend or legends to be placed on any certificate representing shares issued pursuant to a Director Stock Award, which legend or legends shall make appropriate reference to the terms of the Director Stock Award and the Plan. The Committee shall also require that certificates representing shares issued pursuant to Director Stock Awards remain in the physical custody of the Corporation or an escrow holder until such shares have vested in accordance with the terms of the Plan.

    10.5 NON-TRANSFERABILITY. Prior to vesting, none of the shares of Stock issued pursuant to a Director Stock Award may be sold, assigned, bequeathed, transferred, pledged, hypothecated, or otherwise disposed of in any way by the recipient thereof.

    10.6 TERMINATION OF SERVICE. If a Non-Employee Director to whom a Director Stock Award has been granted shall cease to serve as a director as a result of
(a) his or her death, (b) retiring from the Board of Directors upon reaching Normal Retirement Age, (c) becoming totally and permanently disabled, or (d) resigning with the approval of the Board of Directors, all shares subject to such Director Stock Award shall be vested in full, notwithstanding the provisions of Section 10.2, as of the date of termination of service.

    10.7 DEFERRAL ELECTION. A Non-Employee Director may elect to defer receipt of any Director Stock Award by filing the appropriate deferral form with the Corporate Secretary on or before December 15th of the calendar year prior to the calendar year in which such deferral is to be effective. Notwithstanding the foregoing, any person elected as a Non-Employee Director for the first time shall be permitted to make his or her first deferral election no later than twenty (20) days after such election. In no event, however, shall any deferral be permitted to the extent prohibited by applicable law. Deferrals shall be subject to the following terms and conditions:

        (a) A Non-Employee Director may elect to defer receipt of a Director Stock Award until (i) a specified date in the future, (ii) cessation of his or her service as a member of the Board of Directors, or (iii) the end of the calendar year in which cessation of his or her service as a member of the Board of Directors occurs.

        (b) There shall be established a Deferral Account on the books of the Corporation for each Non-Employee Director electing to defer a Director Stock Award pursuant to this Section 10.7. Deferrals shall be credited to the Non-Employee Director's Deferral Account in Stock Units in the following manner: on the award date to which the deferral election applies, the amount deferred shall be converted into a number of Stock Units equal to the number of shares of Stock awarded that are subject to the deferral election. A Non-Employee Director shall not have any voting rights with respect to any Stock Units held in his or her Deferral Account.

        (c) Whenever cash dividends are paid with respect to shares of Stock, each Non-Employee Director's Deferral Account shall be credited on the payment date of such dividend with additional Stock Units (including fractional units to the nearest one/one hundredth (1/100)) equal in value to the amount of the cash dividend paid on a single share of Stock multiplied by the number of Stock Units (including fractional units) credited to his or her Deferral Account as of the date of record for dividend purposes. For purposes of crediting dividends, the value of a Stock Unit shall be the Fair Market Value of a share of Stock as of the payment date of the dividend.

        (d) The number of Stock Units credited to each Non-Employee Director's Deferral Account shall be appropriately adjusted in the same manner and to the same extent Director Stock Awards are adjusted and modified pursuant to Section 15. In the event of a transaction subject to Section 11, the Board of Directors shall have the authority to amend the Plan to provide for the conversion of Stock Units credited to Deferral Accounts into units equal to shares of stock of the resulting or acquiring company (or a related company), as appropriate, if such stock is publicly traded or, if not, into cash of equal value on the effective date of such transaction. If pursuant to the preceding sentence cash is credited to a Non-Employee Director's Deferral Account, interest shall be credited thereon from the date such cash is received to the date of distribution quarterly, at the end of each calendar quarter, at a rate per annum (computed on the basis of a 360-day year and a 91-day quarter) equal to the prime rate announced publicly by Citibank, N.A. at the end of such calendar quarter. If units representing publicly traded stock of the resulting or acquired company (or a related company) are credited to a Non-Employee Director's Deferral Account, dividends shall be credited thereto in the same manner as dividends are credited on Stock Units credited to such Deferral Accounts.

        (e) Subject to Section 10.7(g), distributions of a Non-Employee Director's Deferral Account under the Plan shall be made as follows:

            (i) If a Non-Employee Director has elected to defer a Director Stock Award to a specified date in the future, payment shall be as of such date and shall be made or shall commence, as the case may be, within thirty
       (30) days after the date specified;

            (ii) If a Non-Employee Director has elected to defer a Director Stock Award until cessation of his or her service as a member of the Board of Directors, payment shall be as of the date of such cessation of service and shall be made or shall commence, as the case may be, within thirty (30) days after the cessation of the Non-Employee Director's service as a director; and

           (iii) If a Non-Employee Director has elected to defer a Director Stock Award until the end of the calendar year in which the cessation of his or her service as a member of the Board of Directors occurs, payment shall be made as of December 31st of such year and shall be made or commence, as the case may be, on December 31st of such year.

        (f) Notwithstanding any elections pursuant to Sections 10.7(a) and/or
    (g) hereof, in the event of the death of the Non-Employee Director prior to the distribution of his or her Deferral Account, the balance credited to such Deferral Account as of the date of his or her death shall be paid, as soon as reasonably possible thereafter, in a single distribution to the Non-Employee Director's beneficiary or beneficiaries designated on such Non-Employee Director's deferral election form. If no such election or designation has been made, such amounts shall be payable to the Non-Employee Director's estate.

        (g) A Non-Employee Director may elect to have his or her Deferral Account under the Plan paid in a single distribution or equal annual installments, not to exceed ten (10) annual installments. To the extent a Deferral Account is deemed invested in Stock Units, such Stock Units shall be converted to Stock on the distribution date as provided in Section 10.7(h). To the extent deemed invested in units of any other stock, such units shall similarly be converted and distributed in the form of stock. To the extent invested in a medium other than Stock Units or other units, each such distribution hereunder shall be in the medium credited to the Deferral Account.

        (h) To the extent a Deferral Account is deemed invested in Stock Units, a single distribution shall consist of the number of whole shares of Stock equal to the number of Stock Units credited to the Non-Employee Director's Deferral Account on the date as of which the distribution occurs. Cash shall be paid to a Non-Employee Director in lieu of a fractional share, determined by reference to the Fair Market Value of a share of Stock on the date as of which the distribution occurs. In the event a Non-Employee Director has elected to receive annual installment payments, each such payment shall be determined as follows:

            (i) To the extent his or her Deferral Account is deemed to be invested in Stock Units, each such payment shall consist of the number of whole shares of Stock equal to the number of Stock Units (including fractional units) credited to the Deferral Account on the date as of which the distribution occurs, divided by the number of annual installments remaining as of such distribution date. Cash shall be paid to Non-Employee Directors in lieu of fractional shares, determined by reference to the Fair Market Value of a share of Stock on the date as of which the distribution occurs.

            (ii) To the extent his or her Deferral Account has been credited in cash, each such payment shall be calculated by dividing the value on the date the distribution occurs of that portion of the Non-Employee Director's Deferral Account which is in cash by the number of annual installments remaining as of such distribution date.

11. ACCELERATION UPON A CHANGE OF CONTROL.

    Notwithstanding any other provision of the Plan or any Option or Award granted hereunder, (a) any Option granted hereunder and then outstanding shall become immediately exercisable in full, (b) all Stock Restrictions shall immediately terminate, and (c) all performance objectives applicable to any Performance Share Award shall be deemed attained (i) in the event that a tender offer or exchange offer (other than an offer by the Corporation) for common stock of the Company representing more than 25% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors ("Voting Securities") is made by any "person" within the meaning of Section 14(d) of the Act and not withdrawn within ten (10) days after the commencement thereof; PROVIDED, HOWEVER, that the Committee may by action taken prior to the end of such ten (10) day period extend such ten
(10) day period; and, PROVIDED FURTHER, that the Committee may by further action taken prior to the end of such extended period declare (a) all Options granted hereunder and then outstanding to be immediately exercisable in full, (b) all Stock Restrictions to be immediately terminated, and (c) all performance objectives applicable to any Performance Share Award to be deemed attained; or
(ii) in the event of a Change in Control (as hereinafter defined).

    For purposes of this Section 11, a "Change in Control" means an event that would be required to be reported (assuming such event has not been "previously reported") in response to Item 1(a) of the Current Report on Form 8-K, as in effect on the effective date of the Plan, pursuant to Section 13 or 15(d) of the Act; PROVIDED, HOWEVER, that, without limitation, such a Change in Control shall be deemed to have occurred at such time as (a) any "person" within the meaning of Section 14(d) of the Act becomes the "beneficial owner" as defined in Rule 13d-3 thereunder, directly or indirectly, of more than 25% of the combined voting power of the then outstanding Voting Securities, (b) during any two-year period, individuals who constitute the Board of Directors (the "Incumbent Board") as of the beginning of the period cease for any reason to constitute at least a majority thereof, provided that any person becoming a director during such period whose election or nomination for election by the Corporation's stockholders was approved by a vote of at least three-quarters of the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Corporation in which such person is named as a nominee for director without objection to such nomination, other than in response to an actual or threatened Change in Control or proxy contest) shall be, for purposes of this clause (b), considered as though such person were a member of the Incumbent Board, or (c) the approval by the Corporation's stockholders of the sale of all or substantially all of the stock or assets of the Corporation. The Committee may adopt such procedures as to notice and exercise as may be necessary to effectuate the acceleration of the exercisability of Options, termination of Stock Restrictions, and attainment of performance objectives as described above.

12. SHARE WITHHOLDING.

    With respect to any Option or Award, the Committee may, in its discretion and subject to such rules as the Committee may adopt, permit or require any Optionee or Award Recipient to satisfy, in whole or in part, any withholding tax obligation which may arise in connection with an Option or Award by electing to have the Corporation withhold Stock having a Fair Market Value (as of the date the amount of withholding tax is determined) equal to the amount of withholding tax.

13. NO RIGHT TO CONTINUED EMPLOYMENT OR SERVICE.

    Nothing contained in the Plan or in any Option or Award granted or Agreement entered into pursuant to the Plan shall confer upon any employee the right to continue in the employ of the Corporation, any consultant the right to continue to perform services for the Corporation, or any Non-Employee Director the right to continue as a member of the Board of Directors or interfere with the right of the Corporation to terminate such employee's employment, such consultant's service, or Non-Employee Director's service at any time.

14. TIME OF GRANTING OPTIONS AND EMPLOYEE AWARDS.

    Nothing contained in the Plan or in any resolution adopted by the Board of Directors or the holders of Stock shall constitute the grant of any Option or Award hereunder. An Option or Award under the Plan shall be deemed to have been granted on the date on which the name of the recipient and the terms of the Option or Award are set forth in an Agreement and delivered to the recipient, unless otherwise provided in the Agreement.

15. ADJUSTMENTS UPON CHANGES IN CAPITALIZATION.

    Notwithstanding any other provision of the Plan, in the event of changes in the outstanding Stock by reason of stock dividends, stock splits, recapitalizations, combinations or exchanges of shares, corporate separations or divisions (including, but not limited to, split-ups, split-offs, or spin-offs), reorganizations (including, but not limited to, mergers or consolidations), liquidations, or other similar events, the aggregate number and class of shares available under the Plan, the number of shares subject to Director Stock Awards, the maximum number of shares that may be subject to Options and Awards, and the terms of any outstanding Options or Awards (including, without limitation, the number of shares subject to an outstanding Option or Award and the price at which shares of Stock may be issued pursuant to an outstanding Option) and of any Stock Units shall be adjusted in such manner as the Committee in its discretion deems appropriate.

16. TERMINATION AND AMENDMENT OF THE PLAN.

    Unless the Plan shall have been terminated as hereinafter provided, no Option or Award shall be granted hereunder after March 31, 2004. The Board of Directors may at any time prior to that date terminate the Plan or make such modification or amendment to the Plan as it shall deem advisable; PROVIDED, HOWEVER, that, except as provided in Section 15, no amendment may be made without the approval by the holders of Stock (to the extent such approval would be required for an exemption under Section 16(b) of the Act which the Company wishes to have) if such amendment would (a) increase the aggregate number of shares of Stock which may be issued under the Plan, or (b) materially modify the requirements as to eligibility for participation in the Plan. No termination, modification, or amendment of the Plan may, without the consent of an Optionee or Award Recipient, adversely affect in any material manner the rights of such Optionee or Award Recipient under any Option or Award.

17. AMENDMENT OF OPTIONS AND AWARDS AT THE DISCRETION OF THE COMMITTEE.

    The terms of any outstanding Option or Award may be amended from time to time by the Committee in its discretion in any manner that it deems appropriate, including, without limitation, acceleration of the date of exercise of any Option or Award, termination of Stock Restrictions as to any Award, or the conversion of an Incentive Stock Option into a Non-Qualified Stock Option; PROVIDED, HOWEVER, that no such amendment shall adversely affect in any material manner any right of any Optionee or Award Recipient under the Plan without his or her consent; and, PROVIDED FURTHER, that the Committee shall not (a) amend any previously-issued Performance Share Award to the extent that such amendment would cause such Performance Share Award not to qualify as performance based compensation under Section 162(m) of the Code or (b) amend any previously-issued Option to reduce the purchase price thereof whether by modification of the Option or by cancellation of the Option in consideration of the immediate issuance of a replacement Option bearing a reduced purchase price.

18. GOVERNMENT REGULATIONS.

    The Plan and the grant and exercise of Options and Awards hereunder, and the obligation of the Corporation to issue, sell, and deliver shares, as applicable, under such Options and Awards, shall be subject to all applicable laws, rules, and regulations.

    Notwithstanding any other provision of the Plan, transactions under the Plan are intended to comply with the applicable exemptions under Rule 16b-3 under the Act as to persons subject to the reporting requirements of Section 16(a) of the Act with respect to shares of Stock, and Options and Awards under the Plan shall be fashioned and administered in a manner consistent with the conditions applicable under Rule 16b-3.

19. OPTIONS AND AWARDS IN FOREIGN COUNTRIES.

    The Committee shall have the authority and discretion to adopt such modifications, procedures, and subplans as it shall deem necessary or desirable to comply with the provisions of the laws of foreign countries in which the Corporation may operate in order to assure the viability of the benefits of the Options and Awards made to individuals employed in such countries and to meet the objectives of the Plan.

20. GOVERNING LAW.

    The Plan shall be construed, regulated, and administered under the internal laws of the State of Delaware.

21. STOCKHOLDER APPROVAL.

    The Plan shall become effective upon the date of adoption by the Board of Directors, subject to approval by the stockholders of the Corporation in accordance with applicable law. Unless so approved within one (1) year after the date of the adoption of the Plan by the Board of Directors, the Plan shall not be effective for any purpose. Prior to approval by the Corporation's stockholders, the Committee may grant Options and Awards under the terms of the Plan, but if stockholder approval is not obtained in the specified period, such Options and Awards shall be of no effect.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law (the "DGCL") permits the company's board of directors to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action (except settlements or judgments in derivative suits), suit or proceeding in which such person is made a party by reason of his or her being or having been a director, officer, employee or agent of the company, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

    The company's certificate of incorporation and by-laws provide for indemnification of its directors and officers to the fullest extent permitted by law.

    As permitted by sections 102 and 145 of the DGCL, the company's certificate of incorporation eliminates a director's personal liability for monetary damages to the company and its stockholders arising from a breach or alleged breach of a director's fiduciary duty except for liability under section 174 of the DGCL, for liability for any breach of the director's duty of loyalty to the company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction which the director derived an improper personal benefit.


    The directors and officers of the company are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act which might be incurred by them in such capacities and against which they cannot be indemnified by the company.


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (A) EXHIBITS

      2.1  Agreement and Plan of Merger, dated as of March 10, 1999, among The Perkin-Elmer
           Corporation, a New York corporation, PE Corporation, a Delaware corporation, and
           PE Merger Corp., a New York corporation (included as Annex I to the Proxy
           Statement and Prospectus).

      3.1  Certificate of Incorporation (included as Annex II to the Proxy Statement and
           Prospectus).

      3.2  By-laws (previously filed).

      3.3  Certificate of Designations for the Series A Participating Junior Preferred Stock
           and Series B Participating Junior Preferred Stock (included as Exhibits A and B of the Rights Agreement).

      4.1  Rights Agreement between PE Corporation and BankBoston N.A. (previously filed).

      5.1  Opinion of Simpson Thacher & Bartlett as to the legality of the securities
           (previously filed).

      8.1  Opinion of Simpson Thacher & Bartlett as to tax matters (previously filed).

     10.1  PE Corporation/PE Biosystems Group 1999 Stock Incentive Plan (included as Annex
           III to the Proxy Statement and Prospectus).

     10.2  PE Corporation/Celera Genomics Group 1999 Stock Incentive Plan (included as Annex
           IV to the Proxy Statement and Prospectus).

     10.3  Office Building Lease dated July 10, 1998 between Meridian Rockville Plaza, LLC and The Perkin-Elmer Corporation (previously filed).

     10.4  First Amendment to Lease dated October 1998 between Meridian Rockville Plaza, LLC and The Perkin-Elmer Corporation (previously filed).

     10.5  Early Access Program Agreement dated December 31, 1998 between Celera Genomics
           Corporation and Amgen Inc. (previously filed).

     10.6  Early Access Program Agreement dated January 1, 1999 between Celera Genomics
           Corporation and Pharmacia & Upjohn Company and Pharmacia & Upjohn AB. (previously filed).

     10.7  Amended and Restated Maize Expression-Based Gene Discovery Service Agreement dated
           September 30, 1998 between PE AgGen and Rhobio S.A. (previously filed).

     23.1  Consent of PricewaterhouseCoopers LLP.

     23.2  Consent of Simpson Thacher & Bartlett (contained in Exhibits 5 and 8.1).

     24.1  Powers of Attorney (previously filed).

     27.1  Financial Data Schedule (previously filed).

     99.1  Form of Proxy (previously filed).

     99.2  Letter to Shareholders with Questions and Answers (previously filed).


ITEM 22. UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" Table in the effective registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date corresponding to the request.


    (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norwalk, State of Connecticut, on March 25, 1999.


                                PE CORPORATION (formerly known as
                                The Perkin-Elmer Corporation)

                                By   /s/ WILLIAM B. SAWCH as Attorney-In-Fact
                                     -----------------------------------------
                                     Name: Tony L. White
                                     Title: Chairman of the Board, President
                                           and Chief Executive Officer


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

   /s/ WILLIAM B. SAWCH as
       Attorney-In-Fact
------------------------------  Chairman of the Board of       March 25, 1999
        Tony L. White             Directors, President and
                                  Chief Executive Officer
                                  (principal executive
                                  officer)

     /s/ DENNIS L. WINGER
------------------------------  Senior Vice President and      March 25, 1999
       Dennis L. Winger           Chief Financial Officer
                                  (principal financial
                                  officer)

      /s/ UGO D. DEBLASI
------------------------------  Corporate Controller           March 25, 1999
        Ugo D. DeBlasi            (principal accounting
                                  officer)

   /s/ WILLIAM B. SAWCH as
       Attorney-In-Fact         Director
------------------------------                                 March 25, 1999
     Joseph F. Abely, Jr.

   /s/ WILLIAM B. SAWCH as
       Attorney-In-Fact         Director
------------------------------                                 March 25, 1999
       Richard H. Ayers

   /s/ WILLIAM B. SAWCH as
       Attorney-In-Fact         Director
------------------------------                                 March 25, 1999
      Jean-Luc Belingard

   /s/ WILLIAM B. SAWCH as
       Attorney-In-Fact         Director
------------------------------                                 March 25, 1999
       Robert H. Hayes

   /s/ WILLIAM B. SAWCH as
       Attorney-In-Fact         Director
------------------------------                                 March 25, 1999
 Georges C. St. Laurent, Jr.

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

   /s/ WILLIAM B. SAWCH as
       Attorney-In-Fact         Director
------------------------------                                 March 25, 1999
      Carolyn W. Slayman

   /s/ WILLIAM B. SAWCH as
       Attorney-In-Fact         Director
------------------------------                                 March 25, 1999
        Orin R. Smith